4/28

08002506

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Taylor Wimpey plc

*CURRENT ADDRESS: 80 New Bond Street
London, W1S 1SA
United Kingdom

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAY 16 2008 E
THOMSON REUTERS

FILE NO. 82- 35794 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

BEST AVAILABLE COPY

OICF/BY: [signature]

DAT : 5/13/08

Company No. 296805

RECEIVED

2008 APR 28 P 1:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACTS 1985 & 2006

Public Company Limited By Shares

Resolutions

of

TAYLOR WIMPEY plc

Passed 17 April 2008

At the Annual General Meeting of the Company, duly convened and held on 17 April 2008, the following resolutions, which constituted special business at the meeting, were duly passed by the Company:

ORDINARY RESOLUTION

11. "That the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act) up to but not exceeding a maximum aggregate nominal amount of £87,963,850 during the period commencing on the date of passing this Resolution and expiring at the conclusion of the Annual General Meeting of the Company in 2009 save that the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Board may allot relevant securities in pursuance of such offers or agreements as if the authority conferred by this Resolution had not expired."

SPECIAL RESOLUTIONS

12. "That subject to the passing of Resolution 11, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985 as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited:

    (i) to the allotment of equity securities in connection with a rights issue, open offer or any other preemptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (ii) to the allotment (otherwise than pursuant to subparagraph (i) above) of equity securities up to an aggregate nominal amount of £14,478,725;

and shall expire at the conclusion of the Annual General Meeting of the Company in 2009, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Board may allot equity securities in pursuance of such offers and agreements as if the power conferred by this Resolution had not expired."

13. "That the Company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each of the Company ('ordinary shares'), provided that:

    (i) the maximum number of ordinary shares hereby authorised to be purchased shall be 115,829,900;

    (ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

    (iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

    (iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the Company in 2009 and 16 October 2009 unless such authority is renewed prior to such time save that the Company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this Resolution had not expired."

ORDINARY RESOLUTIONS

16. "That the Directors be and are hereby authorised to adopt the Taylor Wimpey Performance Share Plan (the 'TW Performance Share Plan') the main features of which are summarised in Appendix 1 on page 108 and in the form of the rules produced to the meeting and initialled by the Chairman for the purpose of identification and to do all things that they may consider necessary or expedient to implement or give effect to the same and to adopt further plans based on the TW Performance Share Plan but modified to take account of local tax, exchange control, securities law or regulations in overseas territories, provided that such further plans shall count against any limits on individual or overall participation under the TW Performance Share Plan."

17. "That the Directors be and are hereby authorised to adopt the Taylor Wimpey Share Option Plan (the 'TW Share Option Plan') in the form of the rules produced to the meeting and initialled by the Chairman for the purpose of identification; and to do all things that they may consider necessary or expedient to implement or give effect to the same including obtaining approval from HM Revenue & Customs for the approved schedule to the TW Share Option Plan and to adopt further plans based on the TW Share Option Plan but modified to take account of local tax, exchange control, securities law or regulations in overseas territories, provided that such further plans shall count against any limits on individual or overall participation under the TW Share Option Plan."

SPECIAL RESOLUTION

18. "That the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association."

Dated: 17 April 2008

J. J. Jordan
Group Company Secretary & General Counsel

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 296805

Company Name in full Taylor Wimpey plc

	Day	Month	Year
Date of termination of appointment	14	04	2008

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title   * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Ian Calvert

Surname Sutcliffe

	Day	Month	Year
† Date of Birth	24	07	1959

RECEIVED
2008 APR 28 P 1:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed   **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **TAYLOR WIMPEY PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **13/02/2008**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **24/07/1959**

Original Name: **IAN CALVERT SUTCLIFFE**

New Details

Date of Change: **26/10/2007**

New Address:
WINDLESHAM LODGE
WESTWOOD ROAD
WINDLESHAM
SURREY
UNITED KINGDOM GU20 6LX

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **13/02/2008** *Authenticated:* **Yes (E/W)**

RECEIVED
2008 APR 28 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

coform

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number 296805

Company Name in full Taylor Wimpey plc

Please do not write in the space below For HM Revenue & Customs use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	17,201,458		
Date(s) shares delivered to the company	02/01/2008		
For each share Nominal value	25p		
Maximum price paid	223 24p		
Minimum price paid	198p		

The aggregate amount paid by the company for the shares to which this return relates was £ 36,664,503 07

Stamp Duty is payable on the aggregate amount at the rate of 0 5 % rounded up to the nearest multiple of £5 £ 183,325 00

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] **Date** 9.1.08

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

M. A Lonnon, Taylor Wimpey plc, 80 New Bond St
London W1S 1SB
Tel 020 7355 8111
DX number DX exchange

'hen you have completed and signed the form and it has been stamped by e HM Revenue & Customs please send it to the Registrar of Companies

mpanies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

1 Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid HM Revenue & Customs Stamp Office is located at

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes " and crossed "Not Transferable"

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to

For companies registered in

England or Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX 33050 Cardiff

Scotland

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX 235 Edinburgh

or LP - 4 Edinburgh 2

BLUEPRINT 2000

£134,005

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number	296805
Company Name in full	TAYLOR WIMPEY PLC

Please do not write in the space below For Inland Revenue use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	13,604,000		
Date(s) shares delivered to the company	29/11/07 - 13/12/07		
For each share Nominal value	25p		
Maximum price paid	205.3869p		
Minimum price paid	181.3615p		

The aggregate amount paid by the company for the shares to which this return relates was: £26,800,326.96

Stamp Duty is payable on the aggregate amount at the rate of 0.5% rounded up to the nearest multiple of £5: £134,005

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] **Date** 20.12.07

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

M. LONNON, 80 NEW BOND ST
LONDON W1S 1SB
Tel 0207 355 8111
DX number DX exchange

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

10/03

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel 020 7438 7252 / 7452
   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable"

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf)

3. Note If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 296805

Company Name in full Taylor Wimpey plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 01 2008	07 01 2008

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	4,493		
Nominal value of each share	25 pence		
Amount (if any) paid or due on each share (*including any share premium*)	194 pence		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

FRIDAY

A50 11/01/2008 381

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland

DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSBC Global Custody Nominee (UK) Limited	Ordinary	4,493
Address		
Mariner House, Pepys Street, London		
UK postcode EC3N 4DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________ **Date** 8.1.08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

M Lonnon, Taylor Wimpey plc, 80 New Bond St , London
W1S 1SB
Tel 020 7355 8000
DX number DX exchange

BLUEPRINT 2000

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number	296805
Company Name in full	TAYLOR WIMPEY plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Please do not write in the space below For Inland Revenue use only

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	10,900,000		
Date(s) shares delivered to the company	7/11/07 - 21/11/07		
For each share Nominal value	25p		
Maximum price paid	223.6025 p		
Minimum price paid	184.0926 p		

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £22,273,219.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £111,370

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] Date 28.11.'07

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

M.A. LONNON, TAYLOR WIMPEY plc
80 NEW BOND STREET, LONDON, W1S 1SB
Tel 0207 355 8111
DX number DX exchange

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

BLUEPRINT 2000

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

CHFP010

Please complete legibly in black type or bold block lettering

Company Number 296805

Company Name in full TAYLOR WIMPEY plc

Please do not write in the space below For Inland Revenue use only

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	ORD		
Number of shares sold or transferred	4,300,000		
Nominal value of each share	25p		
Date(s) shares were sold or transferred	03 12 07		

RECEIVED 2008 APR 28 P 1:03 OFFICE OF ... CORPORATE FINANCE

** Delete as appropriate

Signed [signature] **Date** 6/12/07

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

M.A. LONNON

80 NEW BOND ST, LONDON W1S 1SB

Tel 0207 355 8111

DX number DX exchange

SATURDAY

A33 08/12/2007 448
COMPANIES HOUSE

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at **Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff** for companies registered in England and Wales or **Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB** **DX 235 Edinburgh or LP - 4 Edinburgh 2** for companies registered in Scotland

Notes for completion

1. If this return shows that treasury shares have been cancelled, before the form is delivered to Companies House it must be "stamped" by the Inland Revenue to confirm that the fixed Stamp Duty of £5 has been paid **If the return has not been stamped Inland Revenue penalties may apply** The Inland Revenue Stamp Office is located at

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London WC2B 4QN

   Tel 020 7438 7252 / 7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable"

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf)

3 Note If this return shows only that the treasury shares have been sold or transferred (that is, none have been cancelled), the form should be sent directly to Companies House

BLUEPRINT 2000

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number	296805
Company Name in full	TAYLOR WIMPEY plc

Please do not write in the space below For Inland Revenue use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	7,441,735		
Date(s) shares delivered to the company	31.10.07		
For each share Nominal value	25p		
Maximum price paid	290p		
Minimum price paid	237.8388p		

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £19,414,186.72

Stamp Duty is payable on the aggregate amount at the rate of 0 5 % rounded up to the nearest multiple of £5: £97,075

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] Date 5. 11. 2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

M. LONNON, TAYLOR WIMPEY PLC
80 NEW BOND ST., LONDON W1S 1SB
Tel 0207 355 8111
DX number DX exchange

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Notes for completion

1 If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel 020 7438 7252 / 7452
Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable"

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf)

3. Note If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House

coform

169(1B)

RECEIVED

2008 APR 28 P 1:44

OFFICE OF INTERNATIONAL CORPORATE

CHFP010

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type, or bold block lettering

Company Number	296805
Company Name in full	TAYLOR WIMPEY PLC

PART A. PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Please do not write in the space below For Inland Revenue use only

NOTE
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	13,450,000		
Date(s) shares delivered to the company	02.10.07		
For each share Nominal value	25p		
Maximum price paid	315p		
Minimum price paid	254.5p		

The aggregate amount paid by the company for the shares to which this return relates was: £37,446,912

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £187,235

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] Date 8 October 2007

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

M. LONNON TAYLOR WIMPEY PLC
80 NEW BOND ST. LONDON W1S 1SB
Tel 0207 355 8111
DX number DX exchange

THURSDAY

A41 01/11/2007 26
COMPANIES HOUSE

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **TAYLOR WIMPEY PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **06/11/2007**

XXMWRUFC

Personal Details Prior to Change

Position: **SECRETARY**

Original Name: **JAMES JOHN JORDAN**

New Details

Date of Change: **06/08/2007**

New Address:
GROSVENOR HOUSE
2 CHURCH LANE
STANFORD ON AVON
NR RUGBY
NORTHAMPTON NN6 6JP

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **06/11/2007** *Authenticated:* **Yes (E/W)**

coform

E214,010
pos

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number: 296805

Company Name in full: TAYLOR WIMPEY

Please do not write in the space below. For Inland Revenue use only

PART A. PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	766,953		
Date(s) shares delivered to the company	17/09/2007		
For each share Nominal value	25p		
Maximum price paid	358 37p		
Minimum price paid	292 5p		

NOTE
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 43,577,673 60

Stamp Duty is payable on the aggregate amount at the rate of 0 5 % rounded up to the nearest multiple of £5: £ 217,890. 00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] Date 26.9.07

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

M A. LONDON, TAYLOR WIMPEY plc,
80 NEW BOND ST., LONDON W1S 1SB
Tel 0207 355 8111

DX number DX exchange

TUESDAY
A09 16/10/2007 396
COMPANIES HOUSE

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

2000

RECEIVED

2008 APR 28 P 1:44

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

OFFICE OF CORPORATE...

Return of Allotment of Shares

Company Number 296805

Company Name in full TAYLOR WIMPEY PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	10	2007	01	10	2007

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,301		
Nominal value of each share	25 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	275 75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

THURSDAY A23 04/10/2007 406 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): N.Y NOMINEES	Class of shares allotted: ORDINARY	Number allotted: 11,301
Address: PO Box 293, 20 FARRINGDON RD. LONDON		
UK postcode: EC1M 3NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______ Date ______

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

M. A LONNON, TAYLOR WIMPEY plc
80 NEW BOND St. LONDON W1S 1SB
Tel 020 7355 8111
DX number DX exchange

coform

SEDC 9/1

169(1B)

£319,065.00

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number	296805
Company Name in full	Taylor Wimpey plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Please do not write in the space below For Inland Revenue use only

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	ordinary		
Number of shares	30,935,734		
Date(s) shares delivered to the company	29/08/2007		

For each share

Nominal value	25p		
Maximum price paid	357p		
Minimum price paid	317 5p		

The aggregate amount paid by the company for the shares to which this return relates was £ 63,812,979 79

Stamp Duty is payable on the aggregate amount at the rate of 0 5 % rounded up to the nearest multiple of £5 £ 319,065 00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)	N/A		
Number of shares	N/A		
Nominal value of each share	N/A		
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] **Date** 4 September 2007

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

M A Lonnon, Taylor Wimpey plc, 80 New Bond St ,
London, W1S 1SB
Tel 0207 355 8111
DX number DX exchange

THURSDAY A24 20/09/2007 273 COMPANIES HOUSE

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

for companies registered in Scotland

10/03

287(ef)

Companies House
— for the record —

Change in situation or address of a Registered Office

Company Name: **TAYLOR WIMPEY PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **18/09/2007**

New Address Details

New Address: **80 NEW BOND STREET**
LONDON W1S 1SB

Please Note:
The change in the Registered Office does not take effect until the Registrar has registered this form. For 14 days beginning with the date that a change of Registered Office is registered, a person may validly serve any document on the company at its previous Registered Office.

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **17/09/2007** *Authenticated:* **Yes (E/W)**

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ Wimpey plc

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	03	07	2007
† Date of Birth	18	01	1946

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title: * Honours etc:

Forename(s): David Michael

Surname: Williams

Previous forename(s):   Previous surname(s):

Usual residential address: ~~Bunzl PLC, 110 Park Street, London~~ 29 Fort Road

Post town: Guildford   Postcode: ~~W1K 6NX~~ GU1 3TE

County / Region: Surrey   Country:

† Nationality: British   † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 9 7 07

* Voluntary details
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below

Signed [signature]   **Date** 12 7. 07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and if available a DX number and

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number   DX exchange

THURSDAY
A33 16/08/2007 489
COMPANIES HOUSE

TUES
AMQB0RPD
A15 31/07/2007 494
COMPANIES HOUSE

A14 14/07/2007 31
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 296805

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 296805

Company Name in full Taylor Woodrow plc

Name David Michael Williams

Company Name	Resignation
Meggitt plc	
Tormead Limited	
Tullow Oil plc	

Continuation Page 1

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 296805

Company Name in full Taylor Wimpey plc

	Day	Month	Year
Date of termination of appointment	3 1	0 7	2 0 0 7

as director X as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House

Forename(s): John Samuel

Surname: Landrum

	Day	Month	Year
† Date of Birth	3 1	0 7	1 9 4 6

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 8 August 2007.

* Voluntary details
† Directors only
** Delete as appropriate

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

coform

RECEIVED

2008 APR 28 P 1:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 296805

Company Name in full TAYLOR WIMPEY plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	07	2007	10	07	2007

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	563,919,759		
Nominal value of each share	25 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	495.73 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100 %		
% (if any) that each share is to be paid up in cash	0 %		

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

ACQUISITION OF ENTIRE ISSUED SHARE CAPITAL OF GEORGE WIMPEY PLC PURSUANT TO A SCHEME OF ARRANGEMENT (3 SUPPORTING DOCUMENTS ENCLOSED)

FRIDAY

A62 03/08/2007 144

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE CD	Class of shares allotted	Number allotted
Address ENCLOSED		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [3] DOCUMENTS + 1 CD

Signed [signature] Date 1 AUGUST 200[illegible])

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

M.A. LONNON, TAYLOR WIMPEY plc 2 PRINCES WAY SOLIHULL, WEST MIDLANDS

B91 3ES Tel 0121 600 8542

DX number DX exchange

FORM ML8/1(03/07) CDROM/FICHE

A

BULK LIST OF ALLOTTMENTS FOR COMPANY NUMBER – 296805

A BULK LIST OF ALLOTTMENTS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS DOCUMENT. THE LIST WILL BE AVAILABLE TO REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 14/08/07. TO OBTAIN A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE – 08457 573991

WEB CUSTOMERS PLEASE PHONE – 0870 333 3636

BLUEPRINT 2000

RECEIVED

2008 APR 28 P 1:24

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 296805

Company Name in full Taylor Woodrow plc
Wimpey

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	03	07	2007
† Date of Birth	24	07	1959

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title * Honours etc

Forename(s): Ian Calvert

Surname: Sutcliffe

Previous forename(s): Previous surname(s):

Usual residential address: 3 Tannery Close, Slinford, Horsham

Post town: West Sussex Postcode: RH13 0RW

County / Region: Country:

† Nationality: British † Business occupation: Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 10/7/07

* Voluntary details
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 17/7/07.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

WEDNESDAY
A01 18/07/2007 237
COMPANIES HOUSE

Company Number 296805

† Directors only — † Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

BLUEPRINT 2000

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 296805

Company Name in full Taylor Woodrow plc

Name Ian Calvert Sutcliffe

Company Name	Resignation
Bishops Park Limited	
Compine Developments (Mundford) Limited	
Compine Developments Limited	
Egerton Construction Co Limited	
Egerton Contracts Limited	
Knightpine Limited	
Laing Homes Limited	
Laing Land Limited	
Laing Retirement Homes Limited	
MCA Land Limited	
MCA Thames Valley Limited	
Paycause Limited	
Rockhold Land Limited	

BLUEPRINT 2000

288a

RECEIVED

2008 APR 28 P 1:54

CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	296805
Company Name in full	Taylor ~~Woodrow~~ WIMPEY plc

Appointment form

Notes on completion appear on next page

Date of appointment (Day Month Year)	03 07 2007	† Date of Birth (Day Month Year)	29 04 1943
Appointment as director	X	as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title	Rt Hon Baroness	* Honours etc	
Forename(s)	Brenda		
Surname	Dean		
Previous forename(s)		Previous surname(s)	
Usual residential address	2 Malvern Terrace, Islington, London		
Post town		Postcode	N1 1HR
County / Region		Country	
† Nationality	British	† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule		

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 8th July 07

A director, secretary etc must sign the form below

Signed [signature] **Date** 11/07/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details
† Directors only
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

SATURDAY
A15 14/07/2007 150
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 296805

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ WIMPEY plc

Name Brenda Dean

Company Name	Resignation
Dawson Holdings plc	
Imdustry and Parliament Trust	
National Air Traffic Services	
New Covent Garden Market Authority	

Continuation Page 1

BLUEPRINT 2000

RECEIVED

2008 APR 28 P 1:54

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ plc

Wimpey

Appointment form

Notes on completion appear on next page

Date of appointment (Day Month Year): 03 07 2007

† Date of Birth (Day Month Year):

Appointment as director: [ ] as secretary: [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title	
* Honours etc	
Forename(s)	James John
Surname	Jordan
Previous forename(s)	
Previous surname(s)	
Usual residential address	3 Highgrove, Bawnmore Road
Post town	Rugby
Postcode	CV22 6JQ
County / Region	Warwickshire
Country	
† Nationality	
† Business occupation	
† Other directorships (additional space next page)	

I consent to act as ** ~~director~~/ secretary of the above named company

Consent signature [signature] **Date** 12 July 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12 July 2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details

† Directors only

** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

A14 14/07/2007 29

COMPANIES HOUSE

Company Number 296805

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ plc
Wimpey

	Day	Month	Year
Date of termination of appointment	0 3	0 7	2 0 0 7

as director [ ] as secretary [X]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title: Mr * Honours etc: FCIS

Please insert details as previously notified to Companies House

Forename(s): Richard Ian

Surname: Morbey

† Date of Birth: Day [ ] Month [ ] Year [ ]

RECEIVED
2008 APR 28 P 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 12 July 2007

* Voluntary details
† Directors only
** Delete as appropriate

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

SATURDAY
A14 14/07/2007 28
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

BLUEPRINT 2000

Bulk (Carrom)

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 296805

Company Name in full Taylor Woodrow plc

Date of this return
The information in this return is made up to

Day	Month	Year
2 9	0 6	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day	Month	Year
2 9	0 6	2 0 0 8

Registered Office
Show here the address **at the date of this return**

2 Princes Way

Any change of registered office must be notified on form 287

Post town: Solihull

County / Region: West Midlands

UK Postcode: B91 3ES

Principal business activities

Show trade classification code number(s) for the principal activity or activities: 7415

If the code number cannot be determined, give a brief description of principal activity

THURSDAY

A53 19/07/2007 382
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept: The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region: Kent — UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept:

Post town:

County / Region: — UK Postcode:

Company type

Type	
Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Name

* Style / Title: Mr

Forename(s): Richard Ian

Surname: Morbey

Address: Marlstone, Frieth

Post town: Henley-on-Thames

County / Region: Oxfordshire — UK Postcode: RG9 6PR

Country: England

BLUEPRINT 500

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Date of birth (Day Month Year): 0 4 1 0 1 9 4 2

Forename(s): Norman Brian Montague

Surname: Askew

Address: Offerton House, Offerton, Hathersage

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town: Hope Valley

County / Region: Derbyshire — UK Postcode: S32 1BP

Country: England — **Nationality**: British

Business occupation: Chairman

* Voluntary details

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Date of birth (Day Month Year): 1 6 0 8 1 9 4 7

Forename(s): Michael Thomas

Surname: Davies

Address: Dadlington House Farm, Shenton Lane

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town: Dadlington

County / Region: Warwickshire — UK Postcode: CV13 6JD

Country: England — **Nationality**: British

Business occupation: Company Director

BLUEPRINT 500

Directors
Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Date of birth (Day Month Year): 0 2 0 9 1 9 5 1

Forename(s): Andrew James Harrower

Surname: Dougal

Address: 'Gameswood', Crawley Drive

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town: Camberley

County / Region: Surrey

UK Postcode: GU15 2AA

Country: England

Nationality: British

Business occupation: Director

* Voluntary details

Name * Style / Title: Lady

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Date of birth (Day Month Year): 0 4 0 5 1 9 6 0

Forename(s): Katherine Christina Mary

Surname: Innes Ker

Address: Battlesden House, Battlesden

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town: Bedfordshire

County / Region:

UK Postcode: MK17 9HW

Country: England

Nationality: British

Business occupation: Director

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Date of birth (Day Month Year): 2 0 0 5 1 9 5 4

Forename(s): Peter Thomas

Surname: Johnson

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address: 34 Homewood Road

Post town: St Albans

County / Region: Hertfordshire   UK Postcode: AL1 4BQ

Country: England   **Nationality**: British

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Business occupation: Accountant

* Voluntary details

Name * Style / Title: Mr

Date of birth (Day Month Year): 0 9 0 5 1 9 4 9

Forename(s): Vernon Louis

Surname: Sankey

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address: The Cherubs, Parsonage Lane

Post town: Farnham Common

County / Region: Bucks   UK Postcode: SL2 3NX

Country: England   **Nationality**: British

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Business occupation: Company Director

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Date of birth (Day Month Year): 2 2 0 1 1 9 5 4

Forename(s): Ian Richard

Surname: Smith

Address: 22, The Grange, Wimbledon

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town: London

County / Region:

UK Postcode: SW19 4PS

Country: United Kingdom

Nationality: British

Business occupation: Chief Executive

* Voluntary details

Name * Style / Title:

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Date of birth (Day Month Year):

Forename(s):

Surname:

Address:

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Cumulative Redeemable Preference	0	£0 00
Loan Notes 2008	0	£0 00
Ordinary 25p	594,353,512	£148,588,378 00
Totals	594,353,512	148,588,378 00

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☒

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed [signature] **Date** 29 June 2007

† Please delete as appropriate

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies
Cheques should be made payable to **Companies House**

This return includes 1 continuation sheets
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

BLUEPRINT 3001

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 296805

Company Name in full Taylor Woodrow plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on
  - The company's first annual return following the incorporation,
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: A Shareholder Address: 2 Princes Way, Solihull, West Midlands, England UK postcode: B91 3ES	£0 25 Ordinary Shares Held 594,353,512		
Name: Address: UK postcode:			
Name: Address: UK postcode:			

FORM ML8(03/07)
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 296805

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 20/07/07. TO ORDER A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

BLUEPRINT

RECEI 2000

2008 APR 28 P 1:24

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ Wimpey plc

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	03	07	2007
† Date of Birth	08	08	1943

Appointment as director [X] as secretary [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

NAME * Style / Title: * Honours etc:

Forename(s): Anthony John

Surname: Reading

Previous forename(s): Previous surname(s):

Usual residential address: 16 Heatherside Gardens, Farnham Common, Buckinghamshire

Post town: Postcode: SL2 3RR

County / Region: Country:

† Nationality: British † Business occupation: Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 7/7/07

* Voluntary details
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] **Date** 11/7/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

SATURDAY A15 14/07/2007 159 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 296805

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ WIMPEY plc

Name Anthony John Reading

Company Name	Resignation
E2V Technologies PLC	
Spectris PLC	
The Laird Group PLC	

Continuation Page 1

BLUEPRINT RECEIVED 2000

2008 APR 28 P 1:24

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 296805

Company Name in full: Taylor Woodrow plc — Wimpey

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	03	07	2007
† Date of Birth	29	08	1970

Appointment as director: X   as secretary: ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title: * Honours etc:

Forename(s): Peter Timothy

Surname: Redfern

Previous forename(s):   Previous surname(s):

Usual residential address: Knossos, Orchard Lane, Boars Hill

Post town: Oxford   Postcode: OX1 5JH

County / Region: Country:

† Nationality: British   † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature]   **Date**: 12 July 2007

A director, secretary etc must sign the form below.

* Voluntary details
† Directors only
** Please delete as appropriate

Signed: [signature]   **Date**: 12 July 2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

SATURDAY A14 14/07/2007 COMPANIES HOUSE

Company Number 296805

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 296805

Company Name in full Taylor Woodrow plc

Name Peter Timothy Redfern

Company Name	Resignation
Paycause Limited	

Continuation Page 1

BLUEPRINT

RECEIVED 2000

2008 APR 28 P 1:24

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals (NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

CHFP010

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ WIMPEY plc

	Day	Month	Year
Date of termination of appointment	0 3	0 7	2 0 0 7

as director X as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House

Forename(s): Ian Richard

Surname: Smith

	Day	Month	Year
† Date of Birth	2 2	0 1	1 9 5 4

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 11/07/07

* Voluntary details
† Directors only
** Delete as appropriate

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

SATURDAY

A0NEDR8N
A15 14/07/2007 157
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 296805

Company Name in full Taylor ~~Woodrow~~ WIMPEY plc

	Day	Month	Year
Date of termination of appointment	0 3	0 7	2 0 0 7

as director [X] as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title: Mr * Honours etc:

Forename(s): Vernon Louis

Please insert details as previously notified to Companies House

Surname: Sankey

	Day	Month	Year
† Date of Birth	0 9	0 5	1 9 4 9

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 11/07/07

* Voluntary details
† Directors only
** Delete as appropriate

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Group Secretariat, 2 Princes Way, Solihull, West Midlands, B91 3ES, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

A15 14/07/2007 158
COMPANIES HOUSE

coform

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 296805

Company Name in full TAYLOR WIMPEY plc

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	03	07	2007
† Date of Birth	31	07	1946

Appointment as director [X] as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

NAME * Style / Title: MR * Honours etc:

Forename(s): JOHN SAMUEL

Surname: LANDRUM

Previous forename(s): Previous surname(s):

Usual residential address: 8430 ENTERPRISE CIRCLE

Post town: BRADENTON Postcode: 34202

County / Region: FLORIDA Country: U.S.A.

† Nationality: AMERICAN (US) † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space next page):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28 06 07

A director, secretary etc must sign the form below

Signed [signature] **Date** 10 07 07.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details
† Directors only
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

Registered No 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM
(As adopted by Special Resolution passed on 13 June 1986)

AND

ARTICLES OF ASSOCIATION
(As adopted by Special Resolution passed on 29 May 2002 and amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007)

of

TAYLOR WIMPEY plc

Incorporated 1 February 1935

No 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

(As altered by Resolution of the Directors and by Special Resolution passed on 13th June, 1986)

OF

TAYLOR WIMPEY plc

1 The name of the Company is "Taylor Wimpey plc" *

2 The Company is to be a public company

3 The registered office of the Company will be situated in England and Wales

4 The objects for which the Company is established are

* The name of the Company was changed from "Taylor Woodrow Estates, Limited" to "Taylor Woodrow Limited" on 24th September, 1943, the Company was re-registered as a public limited company under the name "Taylor Woodrow plc" on 23rd December, 1981, and the name was changed to Taylor Wimpey plc on 3rd July, 2007

4 01 To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company and to do all lawful acts and things whatever which may be necessary or convenient to carry on the business of a holding company and in particular to do all lawful acts and things that its subsidiaries from time to time are empowered to do and to carry on in all its branches the business of a management and service company and to act as managers and to co-ordinate and direct the management and affairs of other companies and of the business property and estates of any persons or companies and to undertake and carry out all such services in connection therewith as may be deemed expedient and to exercise its powers as a controlling shareholder of other companies

4 02 To purchase, take on lease or in exchange, hire or otherwise acquire and hold, for any estate or interest, and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of and kind and to develop and turn to account any land acquired by the Company or in which it is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up and improving buildings, and by planting, draining, growing, farming, cultivating, letting on building lease or building agreement, and by advancing money to and entering into contracts and arrangements of all kinds with builders, purchasers, tenants, and others

4 03 To purchase or otherwise acquire any patents, brevets d'invention, licences, concessions, copyrights, trade marks, designs and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention, process or development which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever, whether manufacturing or otherwise, which the Company may think calculated directly or indirectly to achieve these objects

4 04 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue on commission or otherwise underwrite, subscribe for and take or guarantee the payment of any dividend or interest on any shares, stocks, debentures or other capital or securities or obligations of any such companies, syndicates or other bodies, and to pay or provide for brokerage commission and underwriting in respect of any such issue

4 05 To enter into partnerships or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person or company for the purpose of carrying on business within any of the objects of the Company

4 06 To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights

4 07 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person or company carrying on any business which this Company is authorised to carry on, or possessed of property suitable for any of the purposes of the Company

4 08 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company

4 09 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects

4 10 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world

4 11 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations including, without prejudice to the generality of the foregoing, borrowing and lending money and entering into contracts and arrangements of all kinds

4 12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance

4 13 To guarantee or otherwise support or secure, either with or without the company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business

4 14 To grant indemnities of every description and to undertake obligations of every description

4 15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan

4 16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and to remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business

4 17 To pay for any property or rights acquired by the Company either in cash or fully or partly paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as the Company may determine

4 18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine

4 19 To make loans or donations to such persons and in such cases (and in the case of loans either of cash or of other assets) as the Company may think directly or indirectly conducive to any of its objects or otherwise expedient

4 20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law

4 21 To subscribe for, underwrite, purchase or otherwise acquire, take, hold, or sell any shares or stock, bonds, debentures or debenture stock, or other securities or obligations of any company and to invest or lend any of the moneys of the Company not immediately required for its operations in such manner, with or without security, and whether at home or abroad, as the Company may think fit

4 22 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever

4 23 To procure the Company to be registered or recognised in any country or place abroad

4 24 To obtain any provisional or other order or Act of Parliament of this country or of the legislature of any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests

4 25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity

4 26 To insure the life of any person who may, in the opinion of the Company, be of value to the Company as having or holding for the Company interests, goodwill or influence or other assets and to pay the premiums on such insurance

4 27 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payment for or towards insurance on the life or lives of such persons, to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, trust, other establishment, or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or may be connected with any place where the Company carries on business, to institute and maintain any institution, association, society, club, trust or other establishment or profit-sharing scheme calculated to advance the interests of the Company or such persons, to join, participate in and subsidise or assist any association of employers or employees or any trade association, and to subscribe or guarantee money for charitable or benevolent objects or for any public, general or useful object or for any exhibition, the said persons are any persons who are or were at any time in the employment or service of the Company or of any company which is for the time being the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or is otherwise associated with the Company in its business or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and holding or who held any salaried employment or office in the Company or such other company, and the wives, widows, families or dependants of any such persons

4 28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company

4 29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others

4 30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them

It is hereby declared that

(a) the word "company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed, and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation should be given thereto and they shall not, except where the content expressly so requires, be in any way limited or restricted by application of the ejusdem generis rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company, none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company

5 The liability of the members is limited

6 The share capital of the Company is £50,000,000 divided into 200,000,000 Shares of 25p each *

*** Notes:**

(1) By Extraordinary Resolution dated 22nd June, 1951 the authorised share capital of the Company was increased from £400,000 (which comprised 100,000 6 per cent Cumulative Preference Shares of £1 each and 1,200,000 Ordinary Shares of 5s each) to £1,000,000 by the creation of 2,400,000 Ordinary Shares of 5s each

(2) By Extraordinary Resolution dated 27th May, 1955 the authorised share capital of the Company was increased from £1,000,000 to £2,000,000 by the creation of 1,000,000 6 per cent Cumulative Second Preference Shares of £1 each

(3) By Special Resolution dated 24th October, 1956 the authorised share capital of the Company was increased from £2,000,000 to £3,000,000 by the creation of 4,000,000 Ordinary Shares of 5s each

(4) By Extraordinary Resolution dated 28th November, 1958 the authorised share capital of the Company was increased from £3,000,000 to £4,000,000 by the creation of 4,000,000 Ordinary Shares of 5s each

(5) By Special Resolution dated 25th August, 1961 the authorised share capital of the Company was increased from £4,000,000 to £4,150,000 by the creation of 600,000 Ordinary Shares of 5s each

(6) By Special Resolution dated 4th June 1962, 500,000 of the 1,000,000 6 per cent Cumulative Second Preference Shares of £1 each (unissued) were converted into 2,000,000 Ordinary Shares of 5s each

(7) By Special Resolution dated 11th June, 1965 the share capital of the Company was reduced from £4,150,000 to £3,550,000 by -

(a) making a return of £1 paid up on each of the 100,000 6 per cent Cumulative Preference Shares of £1, together with the payment of 2/6d per share, thus cancelling each such share

(b) the cancellation of the unissued 500,000 6 per cent Cumulative Second Preference Shares of £1 each

(8) By Special Resolution dated 11th June, 1965 the share capital of the Company was increased to the former limit of £4,150,000 by the creation of 2,400,000 Ordinary Shares of 5s each

(9) By Special Resolution dated 16th April, 1971 the share capital of the Company was increased from £4,150,000 to £5,000,000 by the creation of 3,400,000 Ordinary Shares of 25p each

(10) By Extraordinary Resolution dated 4th November, 1971 the authorised share capital of the Company was increased from £5,000,000 to £6,000,000 by the creation of 4,000,000 Ordinary Shares of 25p each

(11) By Extraordinary Resolution dated 11th June, 1976 the authorised share capital of the Company was increased from £6,000,000 to £7,500,000 by the creation of 6,000,000 Ordinary Shares of 25p each

(12) By Extraordinary Resolution dated 8th June, 1979 the authorised share capital of the Company was increased from £7,500,000 to £10,000,000 by the creation of 10,000,000 Ordinary Shares of 25p each

(13) By Resolution dated 8th June, 1984 the authorised share capital of the Company was increased from £10,000,000 to £20,000,000 by the creation of 40,000,000 Ordinary Shares of 25p each

(14) By Resolution dated 11th July, 1985 the authorised share capital of the Company was increased from £20,000,000 to £25,000,000 by the creation of 20,000,000 Ordinary Shares of 25p each

(15) By Extraordinary Resolution dated 13th June, 1986 the authorised share capital of the Company was increased from £25,000,000 to £50,000,000 by the creation of 100,000,000 Ordinary Shares of 25p each

(16) By Resolution dated 17th June, 1988 the authorised share capital of the Company was increased from £50,000,000 to £54,000,000 by the creation of 16,000,000 Ordinary Shares of 25p each

(17) By Special Resolution dated 16th June, 1989 the authorised share capital of the Company was increased from £54,000,000 to £105,000,000 by the creation of 220,000,000 Ordinary Shares of 25p each

(18) By Resolution dated 9th May, 1991 the authorised share capital of the Company was increased from £105,000,000 to £140,000,000 by the creation of 140,000,000 Ordinary Shares of 25p each

(19) By Resolution dated 12th February, 2001 the authorised share capital of the Company was increased from £140,000,000 to £195,000,000 by the creation of 220,000,000 Ordinary Shares of 25p each

(20) By Resolution dated 24th September, 2003 the authorised share capital of the Company was increased from £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each to £205,000,000 divided into 780,000,000 Ordinary Shares and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares

(21) By Resolution of the Board dated 24th February, 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each

(22) By Resolutions dated 29th May, 2007 the authorised share capital of the Company was increased from £205,000,000 to £500,000,000 by the creation of 1,180,000,000 Ordinary Shares of 25p each

We, the several persons whose Names, Addresses and Descriptions are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of Shares in the Capital of the Company set opposite our respective names

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber (in words)
FRANK PURSGLOVE 109 Whittington Avenue, Hayes, Middlesex Private Secretary	One Ordinary
ALFRED WADDINGTON GOODALL 30 Lansbury Drive, Hayes, Middlesex Solicitor's Clerk	One Ordinary
CLAUDE KENNETH JONES 16 Trinity Road, Southall, Middlesex Solicitor's Clerk	One Ordinary
WILLIAM FREDERICK WHITE 5 Haven Green, Ealing, W 5 Solicitor's Clerk	One Ordinary
ALFRED ROBERT FREESTONE 18 Corunna Road, Battersea, S W 8 Solicitor's Clerk	One Ordinary
FREDERICK WILLIAM WILMORE 210 Eversleigh Road, Battersea, S W 11 Solicitor's Clerk	One Ordinary
HENRY WILLIAM TUCKER 19 Benhill Road, Camberwell, S E 5 Solicitor's Managing Clerk	One Ordinary

DATED this 29th day of January, 1935

WITNESS to the above Signatures

R F W PATTESON
37 Avonmore Road, Kensington, W 14
Solicitor

Private & Confidential

Registered No 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

of

TAYLOR WIMPEY plc

(As adopted by Special Resolution passed on 29 May 2002 and as amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007)

PRELIMINARY

1 **Table "A" not to apply**

1 1 No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company

2 **Interpretation**

2 1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings

"**address**" in relation to any electronic communication includes any number or address used for the purposes of such communication

"**these Articles**" means these Articles of Association as originally adopted or altered or varied from time to time (and "**Article**" means one of these Articles)

"**Auditors**" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"**Board**" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"**CA 1985**" means, subject to paragraph 2 3 of this Article, the Companies Act 1985 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company (including, without limitation, the Regulations)

"**Chairman**" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"**clear days**" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"**communication**" has the meaning given to it in the Electronic Communications Act 2000

"**Company**" means Taylor Wimpey plc

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Board has approved

"**Director**" means a director for the time being of the Company

"**electronic communication**" has the meaning given to it in the Electronic Communications Act 2000 and "**electronic communications**" shall be construed accordingly

"**execution**" includes any mode of execution (and "**executed**" shall be construed accordingly)

"**holder**" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share

"**London Stock Exchange**" means London Stock Exchange plc or other principal stock exchange in the United Kingdom for the time being

"**member**" means a member of the Company or, where the context requires, a member of the Board or of any committee

"**Office**" means the registered office for the time being of the Company

"**Ordinary Share**" means an Ordinary Share of the Company (as referred to in Article 5)

"**paid up**" means paid up or credited as paid up

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in each case as such term is defined in Part 18 of the Financial Services and Markets Act 2000

"**Register**" means the register of members of the Company to be kept pursuant to section 352 CA 1985 or, as the case may be, any overseas branch register kept pursuant to Article 114

"**Regulations**" means The Uncertificated Securities Regulations 2001 (SI 2001 No 3755) including any modification thereof and rules made thereunder or any regulations in substitution therefor made under section 207 Companies Act 1989 for the time being in force

"**Seal**" means the common seal of the Company or any official or securities seal that the Company may be permitted to have under CA 1985

"**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of CA 1985) a joint, temporary, assistant or deputy secretary

"**share**" means a share of the Company

"**United Kingdom**" means Great Britain and Northern Ireland

"**writing or written**" means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form and, if the Board shall in its absolute discretion determine for any purpose or purposes under the Articles, subject to such terms and conditions as the Board may determine, electronic communications

2 2 Unless the context otherwise requires

(a) words in the singular include the plural, and vice versa,

(b) words importing the masculine gender include the feminine gender, and

(c) a reference to a person includes a body corporate and an unincorporated body of persons

2 3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force

2 4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in CA 1985

2 5 The headings are inserted for convenience only and shall not affect the construction of these Articles

3 **Form of resolution**

3 1 Subject to CA 1985, where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective

3 2 A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more of the members

4 **Uncertificated shares**

4 1 Notwithstanding anything in these Articles to the contrary, any shares in the Company may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with the Regulations and practices instituted by the Operator of the relevant system Any provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with

(a) the holding of shares in uncertificated form,

(b) the transfer of title to shares by means of a relevant system, or

(c) any provision of the Regulations and,

without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form

4 2 Without prejudice to the generality and effectiveness of the foregoing

(a) Articles 12, 13 and 34 and the second and third sentences of Article 36 shall not apply to uncertificated shares and the remainder of Article 36 shall apply in relation to such shares as if the reference therein to the date on which the transfer was lodged with the Company were a reference to the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the facilities and requirements of the relevant system,

(b) without prejudice to Article 35 in relation to uncertificated shares, the Board may also refuse to register a transfer of uncertificated shares in such other circumstances as may be permitted or required by the Regulations and the relevant system,

(c) in respect of uncertificated shares, the Board may not suspend the registration of transfers of any participating security in accordance with Article 37, without the consent of the Operator of the relevant system,

(d) references in these Articles to a requirement on any person to execute or deliver an instrument of transfer or certificate or other document which shall not be appropriate in the case of uncertificated shares shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Board may make from time to time pursuant to Article 4 2(o) below,

(e) for the purposes referred to in Article 41, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:

   (i) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person, or

   (ii) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person,

(f) the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as is required by the Regulations and the relevant system and, unless the Board otherwise determines, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings,

(g) the Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption, in particular, any provision

of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled),

(h) a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which applies only in respect of certificated shares or uncertificated shares,

(i) references in Article 43 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares,

(j) if a document referred to in Article 43 relates to uncertificated shares, the Company must comply with any requirements of the Regulations which limit its ability to destroy these documents,

(k) for the purposes referred to in Article 45 2, the Board may in respect of uncertificated shares authorise some person to transfer and/or require the holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system,

(l) for the purposes of enforcing the restriction referred to in Article 80 1(b)(ii), the Board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form If the member does not comply with the notice, the Board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form,

(m) for the purposes of Article 142 1, any payment in the case of uncertificated shares may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and without prejudice to the generality of the foregoing such payment may be made by the sending by the Company or any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders of such shares or, if permitted by the Company, of such person as the holder or joint holders may in writing direct and for the purposes of Article 142 2 the making of a payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company,

(n) subject to CA 1985 the Board may issue shares as certificated shares or as uncertificated shares in its absolute discretion and Articles 6, 145 and 147 shall be construed accordingly,

(o) the Board may make such arrangements or regulations (if any) as it may from time to time in its absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 4 and the Regulations and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Article 4,

(p) the Board may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under CA 1985 or these Articles or otherwise in effecting any actions, and

(q) the Board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security

4 3 Where any class of shares in the capital of the Company is a participating security and the Company is entitled under any provisions of CA 1985 or the rules made and practices instituted by the Operator of any relevant system or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the Operator of the relevant system) shall include the right to

(a) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form, and/or

(b) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares, and/or

(c) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned, and/or

(d) transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share, and/or

(e) otherwise rectify or change the Register in respect of that share in such manner as may be appropriate, and

(f) take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him

4 4 For the purposes of this Article 4

(a) words and expressions shall have the same respective meanings as in the Regulations,

(b) references herein to an uncertificated share or to a share (or to a holding of shares) being in uncertificated form are references to that share being an uncertificated unit of a security, and references to a certificated share or to a share being in certificated form are references to that share being a unit of a security which is not an uncertificated unit, and

(c) "cash memorandum account" means an account so designated by the Operator of the relevant system

SHARE CAPITAL

5 Authorised share capital

5 1 The authorised share capital of the Company at the date of the adoption of these Articles is £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each [1]

6 Allotment

6 1 Subject to the provisions of CA 1985 and to any relevant authority of the Company in general meeting required by CA 1985, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount

1 By Resolution dated 24 September 2003 the authorised share capital of the Company was increased from £195,000,000 to £205,000,000 divided into 780,000,000 Ordinary Shares of 25p each and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares

2 By Resolution of the Board dated 24 February 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each

3 By Resolutions dated 29 May 2007 the authorised share capital of the Company was increased from £205,000,000 to £500,000,000 divided into 2,000,000,000 Ordinary Shares of 25p each by the creation of 1,180,000,000 new Ordinary Shares

7 Redeemable shares

7 1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide

8 Power to attach rights

8 1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine

9 Share warrants to bearer

9 1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant

9 2 The powers referred to in Article 9 1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed),

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings,

(c) dividends will be paid, and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant

10 Commission and brokerage

10 1 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by CA 1985 Subject to the provisions of CA 1985, any such commission or brokerage may be

satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods

11 **Trusts not to be recognised**

11 1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share

SHARE CERTIFICATES

12 **Right to certificates**

12 1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in Article 133

12 2 The issued shares of a particular class which are fully paid up and rank pari passu for all purposes shall not bear a distinguishing number All other shares shall bear a distinguishing number

12 3 The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders

12 4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares

12 5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person

13 **Replacement certificates**

13 1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation

13 2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share

certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request

13 3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge

13 4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 13 may be made by any one of the joint holders

LIEN ON SHARES

14 Lien on shares not fully paid

14 1 The Company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the Company (whether presently or not) in respect of that share and to the extent and in the circumstances permitted by CA 1985 The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article

15 Enforcement of lien by sale

15 1 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

16 Application of proceeds of sale

16 1 The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged The balance

(if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold (without interest)

CALLS ON SHARES

17 Calls

17 1 Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made

18 Liability of joint holders

18 1 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof

19 Interest on calls

19 1 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding 15 per cent per annum (compounded on a 6 monthly basis), as the Board shall determine The Board may waive payment of such costs, charges, expenses or interest in whole or in part

20 Rights of member when call unpaid

20 1 Unless the Board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as

proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company

21 **Sums due on allotment treated as calls**

21 1 Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call

22 **Power to differentiate**

22 1 The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls

23 **Payment in advance of calls**

23 1 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the Board may decide The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced

24 **Delegation of power to make calls**

24 1 If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be

25 **Notice if call not paid**

25 1 If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited

26 **Forfeiture for non-compliance**

26 1 If the notice referred to in Article 25 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture

27 **Notice after forfeiture**

27 1 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be) An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid

28 **Forfeiture may be annulled**

28 1 The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit

29 **Surrender**

29 1 The Board may accept a surrender of any share liable to be forfeited In such case references in these Articles to forfeiture shall include surrender

30 **Disposal of forfeited shares**

30 1 Every share which shall be forfeited shall thereupon become the property of the Company Subject to the provisions of CA 1985, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine The Board may, for the

purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the share The Company may receive the consideration (if any) given for the share on its disposal

31 **Effect of forfeiture**

31 1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

32 **Extinction of claims**

32 1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by CA 1985 given or imposed in the case of past members

33 **Evidence of forfeiture**

33 1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share under the Seal delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share Such person shall not (except by express agreement with the Company) become entitled to any

dividend which might have accrued on the share before the completion of the sale or disposition thereof

TRANSFER OF SHARES

34 Form of transfer

34 1 Subject to such of the restrictions of these Articles as may be applicable, each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it

35 Right to refuse registration

35 1 The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless

(a) it is in respect of a share which is fully paid up,

(b) it is in respect of only one class of shares,

(c) it is in favour of a single transferee or not more than four joint transferees,

(d) it is duly stamped (if so required), and

(e) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so,

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis

35 2 Transfers of shares will not be registered in the circumstances referred to in Article 80

36 Notice of refusal

36 1 If the Board refuses to register a transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee Any instrument of transfer which the Board refuses to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it All instruments of transfer which are registered may be retained by the Company

37 Closing of Register

37 1 The registration of transfers of shares or of any class of shares may be suspended (to the extent the same is consistent with CA 1985) at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine Notice of closure of the Register shall be given in accordance with the requirements of CA 1985

38 Fees on registration

38 1 No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares

39 Other powers in relation to transfers

39 1 Nothing in these Articles shall preclude the Board

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person, or

(b) if empowered by these Articles to authorise any person to execute an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 15

TRANSMISSION OF SHARES

40 On death

40 1 If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him

41 Election of person entitled by transmission

41 1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being

produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member If he elects to become registered himself, he shall give notice to the Company to that effect If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event as aforesaid had not occurred Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register

42 **Rights on transmission**

42 1 Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with

DESTRUCTION OF DOCUMENTS

43 **Destruction of documents**

43 1 The Company may destroy

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded,

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it,

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means which such copy is retained until the expiration of the period applicable to the destruction of the original of such document

43 2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that

(a) this Article 43 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(b) nothing in this Article 43 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 43 which would not attach to the Company in the absence of this Article 43, and

(c) references in this Article 43 to the destruction of any document include references to the disposal of it in any manner.

ALTERATION OF SHARE CAPITAL

44 <u>Increase, consolidation, cancellation and sub-division</u>

44 1 The Company in general meeting may from time to time by ordinary resolution

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes,

(b) consolidate, or consolidate and then sub-divide all or any of its share capital into shares of larger amount than its existing shares,

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled, and

(d) subject to the provisions of CA 1985, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares

45 Fractions

45 1 Whenever as the result of any consolidation, consolidation and sub-division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including, subject to the provisions of CA 1985, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company), or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation), and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share In relation to such a capitalisation the Board may exercise all the powers conferred on it by Article 147 without an ordinary resolution of the Company

45 2 For the purposes of any sale of consolidated shares pursuant to Article 45 1, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

46 Reduction of capital

46 1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any way

47 Purchase of own shares

47 1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any class (including any redeemable shares) Any shares to be so purchased may be selected in any manner whatsoever

VARIATION OF CLASS RIGHTS

48 Sanction to variation

48 1 Subject to the provisions of CA 1985, if at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise)

49 Class meetings

49 1 All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights The quorum at every such meeting shall be not less than two persons entitled to vote and holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares) Every holder of shares of the class, present in person or by proxy, and entitled to vote may demand a poll Each such holder shall on a poll be entitled to one vote for every share of the class held by him If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy and entitled to vote shall be a quorum .

50 Deemed variation

50 1 Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares in accordance with the provisions of CA 1985 and these Articles

GENERAL MEETINGS

51 Annual general meetings

51 1 Subject to the provisions of CA 1985, annual general meetings shall be held at such time and place as the Board may determine

52 Extraordinary general meetings

52 1 All general meetings, other than annual general meetings, shall be called extraordinary general meetings

53 Convening of extraordinary general meeting

53 1 The Board may convene an extraordinary general meeting whenever it thinks fit An extraordinary general meeting shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by section 368 CA 1985 At any meeting convened on such requisition or by such requisitionists no business shall be transacted except that stated by the requisition or proposed by the Board If there are not within the United Kingdom sufficient members of the Board to convene a general meeting, any Director may call a general meeting

54 Notice of general meetings

54 1 An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be convened by not less than 21 clear days' notice in writing All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing

54 2 Subject to the provisions of CA 1985, and notwithstanding that it is convened by shorter notice than that specified in this Article 54, a general meeting shall be deemed to have been duly convened if it is so agreed.

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting, and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right

54 3 The notice shall specify

(a) whether the meeting is an annual general meeting or an extraordinary general meeting,

(b) the place, the day and the time of the meeting,

(c) in the case of special business, the general nature of that business,

(d) if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such, and

(e) with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member

54 4 The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors and to the Auditors

55 Omission or non-receipt of notice

55 1 The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting

56 Special business

56 1 All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors and any other document required to be annexed to the annual accounts,

(c) the election or re-election of Directors,

(d) the re-election of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed,

(e) the approval of the directors' remuneration report

PROCEEDINGS AT GENERAL MEETINGS

57 Quorum

57 1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum

58 If quorum not present

58 1 If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine If at such adjourned meeting a quorum is not present within five minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum

59 Chairman

59 1 The Chairman of the Board shall preside at every general meeting of the Company If there be no such Chairman or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting

60 Directors and other persons may attend and speak

60 1 A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company Any proxy appointed by a member shall also be entitled to speak at any general meeting of the Company

61 Power to adjourn

61 1 The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of

62 Notice of adjourned meeting

62 1 Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting Whenever a meeting is adjourned for 14 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting

63 Business of adjourned meeting

63 1 No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place

64 Accommodation of members and security arrangements

64 1 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting

(a) direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside (**"the Principal Place"**), and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place

64 2 The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the

circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions

VOTING

65 Method of voting

65 1 At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of CA 1985, a poll may be demanded by

(a) the Chairman of the meeting, or

(b) by at least five members present in person or by proxy and entitled to vote at the meeting, or

(c) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

The Chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands

65 2 At general meetings, resolutions shall be put to the vote by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person

66 Chairman's declaration conclusive on show of hands

66 1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution

67 Objection to error in voting

67 1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs Any objection or error shall be referred to the Chairman of the meeting and shall only

vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting The decision of the Chairman on such matters shall be final and conclusive

68 **Amendment to resolutions**

68 1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution

68 2 In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or the Chairman of the meeting in his absolute discretion decides that it may be considered or voted on

69 **Procedure on a poll**

69 1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct The Chairman may appoint scrutineers who need not be members No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

69 2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

69 3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman A demand so withdrawn shall validate the result of a show of hands declared before the demand was made

69 4 On a poll votes may be given in person or by proxy A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way

70 Votes of members

70 1 Subject to the provisions of CA 1985, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every proxy appointed by a member (other than the Chairman of the meeting) shall have one vote A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member Subject to the provisions of CA 1985, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder

70 2 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register

70 3 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place or address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

71 Casting vote

71 1 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have

72 Restriction on voting rights for unpaid calls etc

72 1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares,

either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the Company

73 **Voting by proxy**

73 1 Any person (whether a member of the Company or not) may be appointed to act as a proxy The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof

74 **Form of proxy**

74 1 An appointment of a proxy shall

(a) be in writing and, if the Board in its absolute discretion determines, may be contained in an electronic communication, in any such case in any common form or in such other form as the Board may approve and (i) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf or (ii) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms and conditions and authenticated in such manner as the Board may in its absolute discretion determine,

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit,

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates, and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings

75 **Deposit or receipt of proxy**

75 1 The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall

(a) in the case of an instrument in writing (including, whether or not the appointment of proxy is contained in an electronic communication, any such power of attorney or other authority) be deposited at the Office or at such other place or places within the United Kingdom as is specified in

the notice convening the meeting or in any notice of any adjourned meeting or in any appointment of proxy sent out by the Company in relation to the meeting not less than 48 hours (or such shorter time as the Board may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or

(aa) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications

(i) in the notice convening the meeting, or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours (or such shorter time as the Board may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours (or such shorter time as the Board may determine) before the time appointed for the taking of the poll, or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director,

and an appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date

76 <u>More than one proxy may be appointed</u>

76 1 A member may appoint more than one proxy to attend on the same occasion When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share

77 **Board may supply proxy cards**

77 1 The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, appointments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 55, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy

78 **Revocation of proxy**

78 1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was executed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or, where the appointment of proxy was contained in an electronic communication, at the address which such appointment was duly received, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy, at least 48 hours (or such shorter time as the Board may determine) before the commencement of the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used

79 **Corporate representative**

79 1 A corporation (whether or not a company within the meaning of CA 1985) which is a member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is a Depositary voting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers

80 Failure to disclose interests in shares

80 1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 Companies Act 2006 and has failed in relation to any shares ("the default shares", which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board otherwise determines.

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll, and

(b) where the default shares represent at least 0 25 per cent in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares)

(i) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 145, to receive shares instead of that dividend, and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless

(A) the member is not himself in default as regards supplying the information required, and

(B) the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer

80 2 Where the sanctions under Article 80 1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 80 1(b) shall become payable) at the end of the period of seven days (or such shorter period as the Board may determine) after the earlier of

(a) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer but only in respect of the shares transferred, or

(b) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete

80 3 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 793 Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 80 1

80 4 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 80 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary

80 5 Where the member on which a notice under section 793 Companies Act 2006 is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary

80 6 For the purposes of this Article 80

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "**interested**" shall be construed as it is for the purpose of section 793 Companies Act 2006,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference

(i) to his having failed or refused to give all or any part of it, and

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(d) "**prescribed period**" means 14 days,

(e) "**excepted transfer**" means, in relation to any shares held by a member

(i) a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 Companies Act 2006), or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

80 7 Nothing contained in this Article 80 shall be taken to limit the powers of the Company under sections 794 and 795 Companies Act 2006

UNTRACED MEMBERS

81 Power of sale

81 1 The Company shall be entitled to sell at the best price reasonably obtainable any certificated share of a member, or any certificated share to which a person is entitled by transmission, if and provided that

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that the share has been in issue either in certificated or uncertificated form during such period of 12 years and the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it,

(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under Article 153 c,

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other,

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission, and

(e) the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange

81 2 To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale

81 3 If during the period of 12 years referred to in Article 81 1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 81 1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 81 1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares

82 Application of proceeds of sale

82 1 The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them

PRESIDENT

83 Appointment of President

83 1 The Board may appoint any person who is or has been a Director and who in the opinion of the Board has rendered outstanding services to the Company to be

President and may determine the period for which he is to hold office Any such appointment may be made on such terms as to remuneration and otherwise as the Board may think fit and may be terminated by the Board

84 **Duties of President**

84 1 It shall be the duty of the President to advise the Board on such matters as he or it may deem to be of interest to the Company The President shall not by virtue of his office as such have any powers or duties in relation to the management of the business of the Company and shall not by virtue of his office as such be a Director

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

85 **Number of Directors**

85 1 Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors shall be not more than 18 or less than two

86 **Power of Company to appoint Directors**

86 1 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles

87 **Power of Board to appoint Directors**

87 1 Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting

88 **Appointment of executive Directors**

88 1 Subject to the provisions of CA 1985, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Chief Executive or Managing Director) for such term (subject to the provisions of CA 1985) and subject to such other conditions as the Board thinks fit in accordance with Article 106 The Board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company

89 Eligibility of new Directors

89 1 No person, other than a Director retiring (by rotation or otherwise), shall be appointed or re-elected a Director at any general meeting unless

(a) he is recommended by the Board, or

(b) not less than seven nor more than 42 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-election, stating the particulars which would, if he were so appointed or re-elected, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-elected, is lodged at the Office

90 Share qualification

90 1 A Director shall not be required to hold any shares of the Company

91 Resolution for appointment

91 1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it

92 Retirement by rotation

92 1 Subject to Article 92 2, at each annual general meeting of the Company one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office If there are fewer than three Directors who are subject to retirement by rotation, one Director shall retire from office

92 2 In addition to any Director required to retire by rotation under Article 92 1, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have then been a Director at each of the preceding two annual general meetings of the Company and who was not required to retire by rotation at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting

93 Directors subject to retirement by rotation

93 1 Subject to the provisions of CA 1985 and of these Articles, the Directors to retire by rotation at each annual general meeting shall be, so far as necessary to obtain the number required, first, any Director who wishes to retire and not offer himself for re-election and secondly, those Directors who have been longest in office since their last appointment or re-election As between two or more

Directors who have been in office an equal length of time, the Director to retire shall, in default of agreement between them, be determined by lot In addition, a Director who would not otherwise be required to retire shall retire if he has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the annual general meeting notwithstanding any change in the number or identity of the Directors after that time but before the close of the meeting

94 Position of retiring Director

94 1 A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-elected If he is not re-elected or deemed to have been re-elected, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting

95 Deemed re-election

95 1 At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-elected unless it is expressly resolved not to fill the vacancy or a resolution for the re-election of the Director is put to the meeting and lost or such Director has attained any retiring age applicable to him as Director pursuant to CA 1985

96 Removal by ordinary resolution

96 1 In addition to any power of removal conferred by CA 1985, the Company may by ordinary resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-elected a Director

97 Vacation of office by Director

97 1 Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these Articles, the office of a Director shall be vacated if

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting,

(b) he ceases to be a Director by virtue of any provision of CA 1985, is removed from office pursuant to these Articles or CA 1985 or becomes prohibited by law from being a Director,

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act,

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated,

(e) he is absent, without the permission of the Board, from Board meetings for six consecutive months,

(f) he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all the other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company) and, for this purpose, a set of like notices each signed by one or more of the Directors shall be as effective as a single notice signed by the requisite number of Directors

98 **Resolution as to vacancy conclusive**

98 1 A resolution of the Board declaring a Director to have vacated office under the terms of Article 97 shall be conclusive as to the fact and grounds of vacation stated in the resolution

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

99 **Directors' fees**

99 1 Subject to Article 107 3, the Directors shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £300,000[2] per annum or such other sum as the Company in general meeting by ordinary resolution shall from time to time determine) Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such

2 1 By an Ordinary Resolution dated 20 April 2004, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £300,000 per annum to £600,000 per annum

2 2 By an Ordinary Resolution dated 29 May 2007, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £600,000 per annum to £1,000,000 per annum

proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office) Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day

100 Expenses

100 1 Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under CA 1985 and may do anything to enable a Director to avoid incurring such expenditure in each case as provided in CA 1985

101 Additional remuneration

101 1 If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine

102 Remuneration of executive Directors

102 1 Subject to Article 107 3, the salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles

103 Pensions and other benefits

103 1 The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director provided that no benefits (except such as may be provided for by any other Article) may be granted to or in respect of a Director or former Director who has not held an

executive office or place of profit under the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of CA 1985, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company

POWERS AND DUTIES OF THE BOARD

104 Powers of the Board

104 1 Subject to the provisions of CA 1985, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article

105 Powers of Directors being less than minimum number

105 1 If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting

106 Powers of executive Directors

106 1 The Board may from time to time

(a) delegate or entrust to and confer on any Director holding executive office (including a Chief Executive or Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit, and

(b) revoke, withdraw, alter or vary all or any of such powers

107 Delegation to committees

107 1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that

(a) a majority of the members of a committee shall be Directors , and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors

107 2 The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee

108 Local management

108 1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies, and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying

109 Power of attorney

109 1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers

110 Associate directors

110 1 The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of CA 1985 or these Articles

111 Exercise of voting power

111 1 The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company)

112 Provision for employees

112 1 The Board may exercise any power conferred on the Company by CA 1985 to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking

113 Overseas registers

113 1 Subject to the provisions of CA 1985, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register

114 <u>Borrowing powers</u>

114 1 Subject as provided in this Article 114, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of CA 1985, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party

114 2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company exceed an amount equal to 3 times the Adjusted Capital and Reserves

114 3 For the purposes only of this Article 114

(a) **"Adjusted Capital and Reserves"** means a sum equal to the aggregate from time to time of

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company (including any shares held as treasury shares), and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of any revaluation reserve and the profit and loss account,

all as shown in the relevant balance sheet, but after

(iii) making such adjustments as may be appropriate to reflect

(A) any material variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the

issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional),

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group,

(C) excluding the effect on the reserves of the Company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standard,

(iv) excluding (so far as not already excluded) any sum set aside for taxation (other than deferred taxation),

(v) deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet,

(b) **"cash deposited"** means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand,

(c) **"Group"** means the Company and its subsidiary undertakings including the Group's proportion of any joint arrangements to which the Group is a party from time to time,

(d) **"Group company"** means any company in the Group,

(e) **"moneys borrowed"** include not only borrowed moneys but also the following except in so far as otherwise taken into account

(i) the nominal amount of any issued share capital and the amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company,

(ii) the amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less,

(iii) the amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company,

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company,

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account), and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer),

but do not include

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period,

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation,

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation,

(xi) any sum advanced or paid to any Group company (or its agents or nominees) by customers of any Group company as unexpended

customer receipts or progress payments pursuant to any contract between such customer and a Group company,

(xii) any sum representing any deferred payment to be made by any Group company in respect of a land purchase in relation to which no fixed or floating security shall have been given or is to be given to the vendor pursuant to any contract between any Group company and such vendor, and

(xiii) the amount of any guarantee or contingent liability of any Group company in respect of undertakings or obligations entered into in relation to a transaction or transactions undertaken in the ordinary course of the Group's business,

and in sub-paragraphs (vii) to (xiii) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included,

(f) **"relevant balance sheet"** means the latest published audited consolidated balance sheet of the Group,

(g) **"subsidiary undertaking"** means a subsidiary undertaking (within the meaning of CA 1985) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 CA 1985), and **"Group"** and **"Group company"** and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and **"equity share capital"** shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) CA 1985

114 4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 114 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet, or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet, or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated

with fluctuations in exchange rates, at the rate of exchange specified in that document,

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead

114 5 A report or certificate of the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 114 or to the effect that the limit imposed by this Article 114 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact

114 6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 114 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed

PROCEEDINGS OF DIRECTORS AND COMMITTEES

115 Board meetings

115 1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit

116 Notice of Board meetings

116 1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time on reasonable notice Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for that purpose. A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively It shall not be necessary to give notice of a Board meeting to a Director who is absent from the United Kingdom unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the United Kingdom notified to the Company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address

117 Quorum

117 1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons A duly convened

meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board

118 Chairman of Board

118 1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present Any Chairman or Deputy Chairman may also hold executive office under the Company

119 Voting

119 1 Questions arising at any meeting shall be determined by a majority of votes In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote

120 Participation by telephone or facsimile

120 1 Any Director may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the Chairman of the meeting or by exchange of facsimile transmissions addressed to the Chairman of the meeting

120 2 A person so participating by being present or being in telephone communication with or by exchanging facsimile transmissions with those in the meeting or with the Chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is

120 3 A resolution passed at any meeting held in the above manner, and signed by the Chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held

121 Resolution in writing

121 1 A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be) Such a resolution

(a) may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission,

(b) to be effective, need not be signed by a Director who is prohibited by these Articles from voting thereon

122 Proceedings of committees

122 1 All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying

123 Minutes of proceedings

123 1 The Board shall cause minutes to be made in books kept for the purpose of recording

(a) all appointments of officers and committees made by the Board and of any such officer's salary or remuneration, and

(b) the names of Directors present at every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company, and all orders, resolutions and proceedings of such meetings

123 2 Any such minutes, if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof

124 Validity of proceedings

124 1 All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly

appointed, and was duly qualified and had continued to be a Director or member of a committee and entitled to vote

DIRECTORS' INTERESTS

125 Director may have interests

125 1 Subject to the provisions of CA 1985 and provided that Article 126 is complied with, a Director, notwithstanding his office

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise,

(b) may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article,

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment, and

(d) shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal,

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit

126 Disclosure of interests to Board

126 1 A Director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested

126 2 For the purposes of this Article

(a) a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified

person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal, and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his

127 <u>Interested Director not to vote or count for quorum</u>

127 1 Save as provided in this Article, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 CA 1985) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

(c) the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms,

(d) the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements,

(e) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate,

(f) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 346 CA 1985) does not to his knowledge have an interest (as the term is used in Part 22 Companies Act 2006) in one per cent or more of the issued equity share capital of any class of such body corporate (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of such body corporate,

(g) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates, or

(h) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors

128 Director's interest in own appointment

128 1 A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment

129 Chairman's ruling conclusive on Director's interest

129 1 If any question arises at any meeting as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting The Chairman's ruling in relation to the Director concerned shall be final and conclusive

130 Directors' resolution conclusive on Chairman's interest

130 1 If any question arises at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive

AUTHENTICATION OF DOCUMENTS

131 Power to authenticate documents

131 1 Any Director, the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the

constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having their custody shall be deemed to be a person appointed by the Board for this purpose A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting

SEALS

132 Safe custody

132 1 The Board shall provide for the safe custody of the Seal and of any other seal of the Company

133 Application of seals

133 1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical or other means Unless otherwise so determined

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board, and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors

133 2 Every certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on it by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, CA 1985 and the regulations of the London Stock Exchange may authorise, all references in these Articles to the Seal shall be construed accordingly

134 Official seal for use abroad

134 1 Subject to the provisions of CA 1985, the Company may have an official seal for use in any place abroad

THE SECRETARY

135 The Secretary

135 1 Subject to the provisions of CA 1985, the Board shall appoint a Secretary or Joint Secretaries and shall have power to appoint one or more persons to be an Assistant or Deputy Secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the Board

135 2 Any provision of CA 1985 or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary

DIVIDENDS AND OTHER PAYMENTS

136 Declaration of dividends

136 1 Subject to the provisions of CA 1985 and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company However, no dividend shall exceed the amount recommended by the Board

137 Interim dividends

137 1 Subject to the provisions of CA 1985, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights

138 Entitlement to dividends

138 1 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly

139 Calls or debts may be deducted from dividends

139 1 The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company

140 Distribution in specie

140 1 The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit In particular, the Board may

(a) issue fractional certificates (or ignore fractions),

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members, and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend

141 Dividends not to bear interest

141 1 Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company or in respect of a share shall bear interest as against the Company

142 Method of payment

142 1 The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method (including by electronic media) as the Board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing

142 2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed

in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the Company If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit

142 3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share

142 4 The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the Board may in its absolute discretion determine

143 Uncashed dividends

143 1 If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose

144 Unclaimed dividends

144 1 All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company

145 Payment of scrip dividends

145 1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to any holders of Ordinary Shares (excluding any member holding shares as treasury shares) the right to elect to receive Ordinary Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any

dividend specified by the ordinary resolution The following provisions shall apply

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods,

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount,

(c) no fractions of a share shall be allotted The Board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements,

(d) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective,

(e) the Board may exclude from any offer any holders of Ordinary Shares or any Ordinary Shares held by a Depositary or any Ordinary Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares,

(f) the Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder thereof,

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 147 and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 147 without need of such ordinary resolution,

(h) the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date, and

(i) the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme

146 Reserves

146 1 The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried The Board may also, without

placing the same to reserve, carry forward any profits which it may think prudent not to distribute

147 **Capitalisation of reserves**

147 1 The Board may, with the authority of an ordinary resolution of the Company

(a) subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve,

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid,

(ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly, and

(iii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends,

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions,

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation, or

(ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders), and

(f) generally do all acts and things required to give effect to such resolution

148 **Record dates**

148 1 Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to CA 1985 the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities No change in the register of such holders after the record date shall invalidate the same

ACCOUNTS

149 Accounting records

149 1 The Board shall cause accounting records to be kept in accordance with CA 1985

150 Inspection of records

150 1 No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company

151 Summary financial statements

151 1 The Company may send summary financial statements to members of the company instead of or in addition to copies of its full accounts and reports Where it does so, the statement shall be delivered or sent to the member or published on the Company website in accordance with the Companies Act 2006 and article 152 below not less than 21 clear days before the annual general meeting before which those documents are to be laid

FORM OF NOTICES

152 Notices to be in writing

152 1 Any notice or document (including a share certificate) may if the Board in its absolute discretion considers it appropriate be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Act 2006 or by any other means authorised in writing by the member concerned In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders

152 2 If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications For these purposes, a

notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent

152 3 When a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him or, if the Board in its absolute discretion permits, an address to which notices may be sent using electronic communications, he shall be entitled to have notices of documents given or sent to him at that address, but otherwise no such member shall be entitled to receive any notice or document from the Company

153 Notice in case of death, bankruptcy or mental disorder

The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by those Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom or to which notices may be sent using electronic communications supplied for the purpose by the person claiming to be so entitled Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred

154 Evidence of service

(a) Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post) Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left

(b) Any member present, either personally or by proxy, at any general meeting of the Company or of the holders of any class of share in the Company shall for all purposes be deemed to have received due notice of that meeting, and of the purposes for which the meeting was called

(c) Any notice or other document addressed to a member shall, if sent using electronic communications, be deemed to have been served or delivered at the expiration of 24 hours after the time it was first sent In proving such service or delivery it shall be conclusive to prove that the address used for the electronic communication was the address supplied or that purpose and the electronic communication was properly dispatched unless the Company is aware that there has been a failure of delivery of such notice or document following at least 2 attempts in which case such notice or document shall be sent to the member at his registered address for service in the United Kingdom provided that the date of deemed service or delivery shall be 24 hours from the dispatch of the original electronic communication in accordance with this Article A notice or document placed on the Company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent

155 Notice binding on transferees

155 1 Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under section 793 Companies Act 2006) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title

156 Notice by advertisement

156 1 Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears

157 Suspension of postal services

157 1 If at any time by reason of the suspension, interruption or curtailment of postal services or threat thereof within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the

post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears In any such case the Company shall send confirmatory copies of the notice by post if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable

WINDING UP

158 Division of assets

158 1 If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members (excluding any member holding shares as treasury shares) in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986 The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability

159 Transfer or sale under section 110 Insolvency Act 1986

159 1 A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 110 of the Insolvency Act 1986 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section

INDEMNITY

160 Right to indemnity and power to insure

160 1 Subject to the provisions of CA 1985, the Company may indemnify any Director of the Company or director of any associated company against any liability and may purchase and maintain for any Director of the Company or director of any associated company insurance against any liability

WARRANTS TO SUBSCRIBE

161 Warrants to subscribe for shares

161 1 The Company may, subject to the provisions of CA 1985 and of these Articles, issue warrants to subscribe for shares in the Company Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the Board including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation *pari passu* with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had he exercised the subscription rights conferred by his warrants prior to the winding up but after deduction of the price (if any) payable on exercise of such subscription rights

TP060110089

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

RECEIVED
APR 28 P 1:~4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 00296805

Name of company

* insert full name of company

* TAYLOR WOODROW PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 29 MAY 2007 the nominal capital of the company has been increased by £ 295,000,000 00 beyond the registered capital of £ 205,000,000 00

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached †

The conditions (eg voting rights, dividend rights, winding-up rights etc) subject to which the new shares have been or are to be issued are as follows

SEE ARTICLES OF ASSOCIATION OF THE COMPANY

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 2/7/07

Presenter's name address and reference (if any)
SLAUGHTER AND MAY
ONE BUNHILL ROW
LONDON EC1Y 8YY

(JCXT/KICK)

For official Use (02/06)
General Section

WEDNESDAY

A11 *A9RZDQYA* 04/07/2007 COMPANIES HOUSE 589

Laserform International 12/06

No: 00296805

THE COMPANIES ACT 1985 (AS AMENDED)

RESOLUTIONS

of

TAYLOR WOODROW PLC (the "Company")

At an Extraordinary General Meeting of the Company duly convened and held at 8.00 a.m. on Tuesday 29 May 2007 at Danesfield House Hotel, Henley Road, Marlow-on-Thames, Buckinghamshire SL7 2EY the following resolutions were passed, resolutions 1, 2 and 3 as ordinary resolutions and resolutions 4 and 5 as special resolutions:

ORDINARY RESOLUTIONS

Resolution 1:

THAT

(A) the proposed merger (the "**Merger**") with George Wimpey plc ("**George Wimpey**"), whether implemented by way of scheme of arrangement pursuant to section 425 of the Companies Act 1985 (the "**Scheme**") or takeover offer (the "**Offer**") made by or on behalf of the Company for the entire issued share capital of George Wimpey, substantially on the terms and subject to the conditions set out in the circular to shareholders of the Company outlining the Merger and the prospectus prepared by the Company in connection with the Admission (as defined below) each dated 4 May 2007 (a copy of each of which is produced to the Meeting and signed for identification purposes by the chairman of the meeting) be and is hereby approved and the directors of the Company (the "**Directors**") (or any duly constituted committee thereof) be authorised (1) to take all such steps as may be necessary or desirable in connection with, and to implement, the Merger, and (2) to agree such modifications, variations, revisions or amendments to the terms and conditions of the Merger (provided such modifications, variations, revisions or amendments are not material), and to any documents relating thereto, as they may in their absolute discretion think fit, and

(B) subject further to the Scheme becoming effective (save for the delivery of the orders of the High Court of Justice in England and Wales sanctioning the Scheme and confirming the reduction of capital of George Wimpey to the Registrar of Companies in England and Wales (the "**Court Sanction**"), the registration of such orders by the Registrar of Companies in England and Wales (the "**Registration**"), and the admission of the ordinary shares of nominal value of 25 pence each to be issued in connection with the Merger to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc ("**Admission**")), or, as the case may be, the Offer becoming or being declared wholly

unconditional (save only for Admission), the authorised share capital of the Company be and is hereby increased from £205,000,000 to £346,243,609 50 by the creation of 564,974,438 new ordinary shares of nominal value of 25 pence each in the Company, and

(C) subject further to the Scheme becoming effective (save for the Court Sanction, the Registration and Admission), or, as the case may be, the Offer becoming or being declared wholly unconditional (save only for Admission), pursuant to section 80 of the Companies Act 1985, and in addition to any previously existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) in connection with the Merger up to an aggregate nominal amount of £141,243,609 50, which authority shall expire at the conclusion of the annual general meeting of the Company in 2008, save that the Company may allot relevant securities in connection with the Merger pursuant to any agreement entered into at any time prior to such expiry (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired

Resolution 2:

THAT

(A) subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, the authorised share capital of the Company be increased from £346,243,609 50 to £500,000,000 by the creation of 615,025,562 new ordinary shares of nominal value of 25 pence each in the Company, and

(B) subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, pursuant to section 80 of the Companies Act 1985, and in addition to the amount set out in paragraph (C) of resolution 1 and any previously existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £46,127,715, which authority shall expire at the conclusion of the annual general meeting of the Company in 2008, save that the Company may allot relevant securities pursuant to any agreement entered into at any time prior to such expiry (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired

Resolution 3:

THAT, subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, the total amount which may be paid in respect of directors' fees under article 99 of the Company's articles of association be increased to £1,000,000 per annum

SPECIAL RESOLUTIONS

Resolution 4:

THAT, subject to the Scheme becoming effective or, as the case may be, the Offer becoming or being declared wholly unconditional, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each of the Company (such authority to be in addition to any existing authority to make such market purchases), provided that

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 55,276,673,

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share,

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange plc's Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased, and

(iv) the authority hereby conferred shall expire at the earlier of 28 November 2008 and the conclusion of the annual general meeting of the Company in 2008 unless such authority is renewed prior to such time save that the Company may make contracts to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this resolution had not expired

Resolution 5:

THAT, subject to the Scheme becoming effective, or, as the case may be, the Offer becoming or being declared wholly unconditional, the Company be renamed "Taylor Wimpey plc"

Company Secretary

TP071370052

Companies House

— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **TAYLOR WIMPEY PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **10/07/2007**

XC1Q2K4X

Resignation Details

Position: **SECRETARY** *Date of Resignation:* **03/07/2007**

Name: **MR RICHARD IAN MORBEY**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **03/07/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **TAYLOR WIMPEY PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **10/07/2007**

XC1MOR4F

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/07/2007**

Name: **MR. VERNON LOUIS SANKEY** *Date of Birth:* **09/05/1949**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **03/07/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **TAYLOR WIMPEY PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **10/07/2007**

XC1MNR4E

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/07/2007**

Name: **MR IAN RICHARD SMITH** *Date of Birth:* **22/01/1954**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **03/07/2007** *Authenticated:* **Yes (E/W)**

FILE COPY

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 296805

The Registrar of Companies for England and Wales hereby certifies that

TAYLOR WOODROW PLC

having by special resolution changed its name, is now incorporated under the name of

TAYLOR WIMPEY PLC

Given at Companies House, Cardiff, the 3rd July 2007

C002968052

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

00296805

Taylor Woodrow plc
Report and Accounts 2006

Taylor Woodrow

Our aim is to be the homebuilder of choice. Our primary business is the development of sustainable communities of high-quality homes in selected markets in the UK, North America, Spain and Gibraltar. We seek to add shareholder value through the achievement of profitable growth and effective capital management.

Contents

Group Financial Highlights

- Group revenues £3.68bn (2005: £3.56bn)
- Housing profit from operations* £469m (2005: £456m)
- Profit before tax £406m (2005: £411m)
- Basic earnings per share 50.5 pence (2005: 50.6 pence)
- Full year dividend 14.75 pence (2005: 13.4 pence)
- Net gearing 18.6 per cent (2005: 23.7 per cent)
- Equity shareholders' funds per share 364.7 pence (2005: 338.4 pence)

Profit before tax
£m



2006 405.6
2005 411.0
2004 403.9

Full year dividend
pence
(Represents interim dividends declared and paid and final dividend for the year as declared by the Board)



2006 14.75
2005 13.4
2004 11.1

Equity shareholders' funds per share
pence



2006 364.7
2005 338.4
2004 303.8

* Profit from operations is before joint ventures, interest and tax (see Note 3, page 56)

We have delivered a robust performance in 2006, with strong growth in North America and the UK performing in line with expectations.

Norman Askew, Chairman

In 2006 we

- Increased our home completions in the UK and strengthened our order book,
- Grew home completions and profits in North America, as a result of our strategy of maximising forward sales during the buoyant market conditions of 2005,
- Achieved another good profit increase from our businesses in Spain & Gibraltar,
- Increased equity shareholders' funds per share by 78 per cent to 364 7 pence,
- Reduced our gearing to 18 6 per cent

Growing dividends through the cycle
In line with our progressive dividend policy, the Board recommends an increase in the final dividend for 2006 to 9 75 pence per share from 8 9 pence in 2005 This, together with the interim dividend of 5 0 pence paid on 1 November 2006, makes a total dividend for the year of 14 75 pence, an increase of 10 per cent

Subject to confirmation at the Annual General Meeting (AGM) on 2 May 2007, the dividend will be paid on 2 July 2007 to shareholders on the register at close of business on 25 May 2007

This dividend will be paid as a conventional cash dividend but shareholders are once again being offered the opportunity to reinvest some or all of their dividend under the Dividend Re-Investment Plan, details of which are contained in the 2007 AGM circular to shareholders

Board changes
As previously announced, Iain Napier retired from the Board on 31 December 2006 Following his arrival at Taylor Woodrow in early 2002, Iain oversaw our transition to a focused housebuilder, with the acquisition of Wilson Connolly and the disposal of our non-core Investment and Commercial Property portfolios On behalf of the Board, I would like to extend our sincere thanks for his leadership during a period of enormous change and wish Iain every success in his new role as Chairman of Imperial Tobacco

Ian Smith, joined the Board as Chief Executive on 2 January 2007, bringing with him extensive international experience, along with a strong background in strategy, in the logistics and healthcare sectors I look forward to working with Ian to deliver further success for Taylor Woodrow

Graeme McCallum retired from the Board in January 2007 He joined us in October 2003 following the acquisition of Wilson Connolly The company has benefited from his experience in the homebuilding industry and we wish him a long and happy retirement

Our people
The company's success is dependent upon the expertise and enthusiasm of its team members I would like to take this opportunity to thank all of my colleagues throughout the Group for their enterprise and hard work over the year

Thanks are also due to our customers, trading partners, shareholders and other stakeholders in our business for the continuing support that they give to Taylor Woodrow

Shareholder information
Full details of the facilities available to shareholders can be found on pages 90 and 91 of this Report and Accounts and at www taylorwoodrow com

Norman Askew
Chairman
19 February 2007

Manfield Grange, two miles from the centre of Northampton, offers 79 new homes, ranging from one to five bedrooms, built in the grounds of the former Manfield Grange Children's Hospital

A listed building, this magnificent restoration provides modern homes and luxury apartments with original and historical features complemented by the latest in high-specification features and fittings

Above Manfield Grange, Northampton England

Featuring a variety of four and five bedroom family homes, River Heights is situated in the picturesque area of Steiner Ranch, Texas, and is located within walking distance of the town centre and is close to local schools

Above River Heights, Steiner Ranch Austin, Texas, USA

Taylor Woodrow operates a portfolio of housing businesses in selected markets in the UK, North America, Spain and Gibraltar, which account for 98 per cent of our operating profits. In addition to building new homes, we also have expertise in mixed-use development and construction, which help to support our development of sustainable new communities.

Ian Smith, Chief Executive

Structure and strategy
Our aim is to be the homebuilder of choice Our primary business is the development of sustainable communities of high-quality homes in selected markets in the UK, North America, Spain and Gibraltar We seek to add shareholder value through the achievement of profitable growth and effective capital management Our performance in delivering total shareholder return can be seen on page 40

We are a national homebuilder in the UK In the United States we operate in Arizona, California, Florida and Texas We also build in Ontario, Canada Our operations in Spain are focused on the popular holiday destinations of the Costa Blanca, Costa del Sol and Mallorca

Operating a portfolio of housing businesses allows us to allocate our capital where we see the best opportunities for risk-adjusted returns It also enables us to mitigate the impact of any short-term weakness in any particular market or sub-market Consequently, as the markets in Arizona, California and Florida started to weaken in 2005, we were able to reduce our planned land spend in North America for 2006 and allocate additional funding to our UK Housing business

Each business is targeted to
- Deliver high-quality homes in which our customers want to live,
- Use capital efficiently,
- Identify and manage risk effectively,
- Deploy effective and disciplined processes and systems, which encourage continuous improvement and support 'right first time' results,
- Work closely with supply chain partners to improve the way in which business is conducted,
- Recruit, retain and develop high-quality staff

Strategic priorities
The Group's key strategic priorities are to
- Improve operating margins and returns on capital from our UK Housing business,
- Deliver competitive operating profit margins and return on capital in North America, whilst positioning the business for growth as market conditions allow,
- Consolidate stable performance from our business in Spain and Gibraltar, whilst building a platform for future growth,
- Grow the profits of our Construction business, while managing risk effectively

Monitoring our performance

Operating margin is calculated using profit from operations (excluding joint ventures' interest and tax) and revenue (including that of joint ventures) Please see Note 3 of the Consolidated Financial Statements on page 56 for further information This measure represents the profitability of our operations

Return on average capital employed (ROACE) is calculated using profit from operations (excluding joint ventures' interest and tax) and capital employed (pre-goodwill) This measure indicates how efficiently the business is using its capital to generate profits

Gearing is calculated as net debt divided by shareholders' funds and represents the level of borrowing within the business

Home completions include sales from within joint ventures, which are counted as a proportion of a unit in line with the percentage of the joint venture owned by Taylor Woodrow

The order book represents future business, consisting of houses or lots reserved or amounts yet to be invoiced on construction contracts

Landbank indicates the 'stock' available for new housing, for which planning consent has been received Some of the landbank is owned outright, whilst other plots are controlled through options

Customer satisfaction is measured by each of our businesses through the use of customer surveys The way in which these surveys are conducted and the questions that they contain vary by business


Operating margin %
2006 13 0
2005 13 5
Return on average capital employed %
2006 23 0
2005 24 6
Gearing %
2006 18 6
2005 23 7
Order book £m
2006 2,235
2005 2,025
Landbank plots
2006 68,662
2005 75,160


Home completions
2005
2006
12,516
13,165

Results

Consolidated revenue for the year to 31 December 2006 was up 3 per cent at £3,572 1m (2005 £3,476 9m) Profit before tax was £405 6m (2005 £411 0m)

At 31 December 2006, total equity before minority interests was £2,103 5m (2005 £1,928 4m) Net debt was £391 3m (2005 £456 9m) Net gearing was 18 6 per cent (2005 23 7 per cent)

Basic earnings per share was 50 5 pence (2005 50 6 pence) Equity shareholders' funds per share increased by 78 per cent to 364 7 pence

Group housing

	2006	2005
Revenue, including joint ventures £m	3,128 4	2,864 9
Profit from operations* £m	469 2	456 0
Operating margin* %	15 0	15 9
Ending capital employed £m	2,241 2	2,138 2
ROACE %	21 4	22 9
Home completions	13,165	12,516
Home average selling price £'000	207	204
Lot completions	6,413	4,495
Order book £m	1,070	1,318
Landbank plots	68,662	75,160

Group housing has had a good year, with our North American business reporting another year of record profits Revenue increased to £3,128 4m (2005 £2,864 9m), reflecting an increase in both home and lot completions Profits from operations were higher than last year, at £469 2m, as the increase in completions outweighed the reduction in overall Group housing operating margin

Some 53 per cent of 2006 Group housing profit from operations* came from overseas operations (2005 49 per cent) This reflects our decision to increase investment into those markets over the last few years

The Group housing landbank (owned and controlled) was reduced to 68,662 plots (2005 75,160), as a result of our more cautious approach to land buying in North America The Group housing order book stood at £1,070m (2005 £1,318m), with a decrease in North America offsetting increases in the UK and Spain

*Throughout the Chief Executive's Review, profit from operations and operating margins exclude joint ventures interest and tax (see Note 3, page 56) The Group's share of joint venture revenue is used in the margin calculation (see Note 3 page 56)

Dan Y Graig, Gwent Wales

Grand Union Village is a £130 million redevelopment of a 54 acre brownfield site in West London into a mixed use, sustainable urban village, set alongside the Grand Union Canal

When complete, over 800 homes, including apartments and family homes, will be provided as well as a new canal basin known as Engineer's Wharf A Community Development Trust, set up and part funded by Taylor Woodrow, is now actively involving residents in the creation and management of community facilities provided at the site The development was recognised with a Prince's Foundation award in February 2007 for creating a community design that has helped to improve the quality of life for the people who live there

Above Grand Union Village, Northolt, West London, England

UK home completions

+1.4%


2005
2006
8,178
8,294

UK home average selling price

+4.3%


2005
2006
£185k
£193k

UK housing

	2006	2005
Revenue, including joint ventures £m	1,842 0	1,647 4
Profit from operations* £m	221 5	233 4
Operating margin* %	12 0	14 2
Ending capital employed £m	1,574 4	1,585 1
ROACE %	14 0	15 2
Home completions	8,294	8,178
Home average selling price £'000s	193	185
Lot completions	3,695	1,748
Active sites (average)	207	204
Order book £m	534	411
Landbank plots	34,827	34,985
Strategic landbank potential plots	79,000	80,000
Customer satisfaction %	78	75

2006 saw a return to more stable market conditions in the UK There was, however, considerable regional variation in the strength of markets London and the South-East were particularly strong while the Midlands and North remained subdued Overall visitor levels per site per week were up 12 per cent on 2005 and we also saw an increase in the reservation rate to 0 83 homes per site per week (2005 0 81) Cancellation rates have also improved, with the 2006 level of 17 per cent being broadly in line with the long-run industry average (2005 20 per cent)

We have increased our average number of active sites in 2006 to 207 (2005 204) Home completions for the year were up 1 per cent to 8,294 (2005 8,178) and we entered 2007 with an order book up by 30 per cent to £534m (2005 £411m)

Average selling prices were higher at £193k (2005 £185k) An increase in the underlying price per square foot offset the slight reduction in average square footage of our homes from 960 sq ft to 952 sq ft The latter was a result of an increase in the proportion of social housing completions to 15 per cent (2005 13 per cent) and the proportion of apartment completions to 45 per cent (2005 40 per cent)

UK Housing revenue increased by 11 8 per cent, driven by the increases in home completions and average selling prices Operating margins* were lower at 12 0 per cent (2005 14 2 per cent) Results in 2005 benefited from a higher level of land profits, primarily due to the disposal of the Quartermile project in Edinburgh Revenue from land sales in 2006 was £194 6m (2005 £134 4m) and yielded lower profits and margins than in 2005, due to an increased proportion of recently-acquired land in the mix This is a result of our strategy of acquiring large sites and selling on those parcels of land that we do not require for our homebuilding business Return on average capital employed for the year was 14 0 per cent (2005 15 2 per cent)

Our operating margin has declined in 2006, and consequently growth in margin is the long-term key focus of our UK Management We are preparing a number of new measures to extract greater value from our sites These will complement our ongoing activity to better manage cost

UK Housing revenue, including joint ventures

£m


2006
1,842 0
2005
1,647 4

UK Housing profit from operations*

£m


2006
221 5
2005
233 4

- Increasing the proportion of our homes that are built using our core range, which provides customers with the choice that they need, whilst also enabling us to achieve lower build costs,
- Further developing our 'right first time' approach to reduce maintenance costs and increase customer satisfaction,
- Increasing build process efficiency

We will be providing an update on our progress with these initiatives when we announce our interim results on 31 July 2007

Our Supply Chain team works to deliver value throughout the build process Their skills were recognised by the Chartered Institute of Purchasing and Supply when Taylor Woodrow's Supplier Management Solution won the award for 'Best Use of Technology' in 2006

We continue to make good progress with our strategic landbank, which represents land that does not currently have planning consent Having identified a site with strategic potential we will typically agree a purchase option arrangement with the landowner and then work together to promote the land through the planning process Such options generally provide us with the ability to purchase the land at a discount to market value when suitable planning consents are obtained Sites brought through from the strategic landbank typically generate higher margins than those bought in the open market with a planning consent in place During 2006, 22 per cent of our home completions were strategically sourced (2005 19 per cent) and we aim to increase this to 25 per cent of our completions by 2008 At the end of 2006 we had 79,000 potential plots within our strategic landbank (2005 80,000) and 39 per cent of the land in our landbank originally came from strategic sources (2005 41 per cent)

The quality of the landbank is critical to delivering growth in future years As well as the strength of the strategic land outlined above, we have maintained our investment in the UK landbank during 2006 As a result, our year end landbank stood at 34,827 plots owned or controlled, broadly in line with the position a year ago This represents 4 2 years of supply

We are committed to developing communities where people want to live, rather than just building a collection of houses For example, The Green Building at Macintosh Village in Manchester won the Civic Trust Sustainability Award for its urban design and use of materials

Customer satisfaction is a key priority and our efforts in this area are reflected in the improvements to our customer satisfaction score In 2006, the score for our UK Housing business rose to 78 per cent (2005 75 per cent)

At Victoria Wharf in Cardiff, for the second year running, we have received the NHBC UK Supreme Award for our management of this waterfront development

This is a 479 home residential waterfront community situated on a prestigious peninsula in Cardiff Bay, with its wealth of shopping, leisure and sporting amenities The development is being built by Taylor Woodrow Construction Limited for our UK Housing business

Above Victoria Wharf, Cardiff Wales

UK housing organisation

Our UK business provides around 8,000 new homes each year, through approximately 200 sites currently in development across England, Scotland and Wales

The business operates currently from three divisions Northern, Eastern and Western which incorporate our network of 12 regional offices This structure may be subject to change going forward

Northern

The northern division has four operating regions - Scotland, the North West, Yorkshire and North East, and the East Midlands

	2006	2005
Home completions	3,150	3,132
Average selling price	£194k	£179k
Total plots owned and controlled with consent	14,150	13,862

Scotland
Based in Livingstone, the region covers mainly the central belt of the country

Duloch Grange, Dunfermline in Scotland is a development of 380 homes including apartments and houses in this thriving and growing town in West Fife Buyers will have the choice of 18 different house types, many with garden rooms

North West
The regional office is located at Warrington and covers Cheshire and Greater Manchester, up to Lancashire and west in to Denbyshire

Stamford Brook, Altrincham in Cheshire is part of the National Trust's Dunham Massey estate The scheme is a proving ground for a variety of sustainable development features and techniques Our joint venture will provide 650 new homes of high environmental performance standards, over a period of six years

North East and Yorkshire
The region covers Northumberland, County Durham and Yorkshire from its office in Leeds

East Midlands
With its base in Leicester, the East Midlands region provides new homes across Northamptonshire, Leicestershire, Derbyshire and Lincolnshire

Eastern

The eastern division has four operating regions – Eastern, London, the South East and Anglia

	2006	2005
Home completions	2,595	2,596
Average selling price	£202k	£193k
Total plots owned and controlled with consent	11,571	11,947

Eastern
Based in Welwyn Garden City, the region covers Essex, Hertfordshire and Bedfordshire

Anglia
The Anglia region covers the counties of Norfolk, Suffolk and Cambridgeshire from its office in Newmarket

London
Based in Watford, the London regional team sells new homes across central and greater London

Holwood in Keston sits within approximately 74 acres The development offers new homes positioned within the historic surroundings of a stately English mansion Built primarily on the footprints of former buildings with additional conversion of period buildings, this exclusive project of 94 homes has been carefully created to complement the well-established Holwood Estate

South East
Our South East region covers Sussex, Surrey and Kent from its office in Crawley

Western

The western division has four operating regions – West Midlands, South West, South and South Wales

	2006	2005
Home completions	2,549	2,450
Average selling price	£182k	£184k
Total plots owned and controlled with consent	9,106	9,176

West Midlands
The West Midlands region is based in Solihull and spans the West Midlands, Shropshire, North Oxfordshire, Herefordshire, Warwickshire and Worcestershire

Telford Millennium Community, Telford in Shropshire is a major regeneration project of a former colliery Plans for the site include up to 800 highly sustainable, high quality homes, at least 25 per cent of which will be affordable, and associated community, education and commercial facilities The development is one of the seven Millennium Communities commissioned by English Partnerships

South Wales
Our latest operating region opened for business in January 2007 With its office based in Cardiff it covers areas from Newport and Cardiff to Swansea The region aims to sell around 400 homes in 2007 and intends to increase this number in 2008 by securing further land opportunities and expanding into Carmarthenshire

South West
Based in Chipping Sodbury near Bristol, the South West region covers Gloucestershire, Wiltshire, Somerset and North Devon

South
Based in Newbury, the South region covers Berkshire, Hampshire, Dorset and straddles South Wiltshire

Stamford Brook, Altrincham, Cheshire, England

Duloch Grange, Dunfermline, Fife, Scotland

Holwood, Keston, Surrey, England

Telford Millennium Community, Shropshire, England



Scotland
Northern
Yorkshire/ North East
Leeds
North West
East Midlands
Anglia
Newmarket
Eastern
West Midlands
Western
Eastern
Welwyn Garden City
Watford
London
South Wales
Chipping Sodbury
Newbury
South East
South West
South
Crawley

The Senna Hills community is situated within a scenic area of Austin, yet only a short driving distance from the city centre

Senna Hills features a community centre with playground, pool, tennis, basketball and an active homeowners' association

Above Senna Hill, Austin, Texas USA

North America
home completions
+14.2%


2005
2006
3,932
4,492

North America
home average selling price
-6.0%


2005
2006
£248k
£233k

North America housing

	2006	2005
Revenue, including joint ventures £m	1,194 3	1,141 8
Profit from operations* £m	221 3	199 6
Operating margin* %	18 5	17 5
Ending capital employed £m	577 2	495 6
ROACE %	41 3	49 2
Home completions	4,492	3,932
Home average selling price £'000s	233	248
Lot completions	2,640	2,735
Active sites (average)	108	85
Order book US$m	854	1,421
Landbank plots	31,353	37,910
Customer satisfaction %	87	86

Our North American business has delivered another excellent year of profit growth, with profit from operations* increasing by 11 per cent to £221 3m (2005 £199 6m) This reflects the success of our strategy of maximising forward sales in the buoyant market conditions of 2005 in order to mitigate the anticipated impact of market weakness in Arizona, California and Florida during 2006

Home completions increased by 14 per cent to 4,492 (2005 3,932) with lot completions slighter lower at 2,640 (2005 2,735) Despite the challenging market conditions, our operating margin increased to 18 5 per cent, as the reservations in our order book at the start of the year were converted into completions Return on average capital employed has reduced from the wholly exceptional levels achieved last year, but still represents a very strong result

We entered 2006 with a record order book of US$1,421m as a result of our focus on pre-selling Our order book of US$854m at the end of 2006 reflected the weaker market conditions experienced during the year

We have been more cautious in the land market in 2006, as land prices adjusted downwards to reflect the market conditions Much of our land is acquired under option initially and only bought outright once planning consents are in place We carefully review the terms of each option as it becomes exercisable and, where terms are no longer attractive due to changes in market conditions, we approach the land vendor to renegotiate In many instances we have managed to improve terms, but there have also been cases where we have allowed options to lapse We have undertaken a full review of our year-end land positions which, in conjunction with deposits on options not taken up, has resulted in a pre-tax land write-off of US$40m

While we have continued to buy land through our existing portfolio of options, we have been very selective in replacing options during 2006 As a result, our landbank at the year end stood at 31,353 plots (2005 37,910 plots) This represents 4 4 years of supply and allows us to continue to be selective in our land purchasing in 2007

While short-term market prospects are difficult, commentators are united in the belief that a recovery will occur There is very significant potential for Taylor Woodrow in North America in the medium-term Our home completions in North America are just over a half of our completions in the UK for 2006, but the Florida market alone is larger than the entire UK market

Our business in Arizona, which is focused on the Phoenix market, has been tremendously successful since it was acquired in 2002 Having originally been centred on entry-level homes, the business has been diversifying into the mid-market and during 2006 launched a new product range, targeting growing families and executive buyers We completed 1,245 homes in Arizona in 2006 (2005 1,009) at an average selling price of US$287k (2005 US$209k) The business is also a highly successful land developer, buying larger tracts of land, identifying the plots that best suit our product and selling on the remaining plots to other builders During the year we completed the sale of 1,171 lots (2005 1,076) Whilst the market in Arizona cooled during 2006, the long-term fundamentals of population growth, job growth and relative affordability remain in place

North American housing organisation

We operate in five of the fastest growing markets in North America, which are underpinned by economic growth, household formation, immigration and some retirement wealth



Ontario
Ottawa
Toronto
San Ramon
California
Irvine
Arizona
Phoenix
Texas
Austin
Houston
Florida
Tampa
Sarasota
Naples
Palm Beach Gardens

Arizona

Key Markets Phoenix
Home completions 1,245 (2005 1,009)
Lot completions 1,171 (2005 1,076)
Landbank plots 6,250 (2005 9,080)

California

Key Markets Bay Area, Palm Springs, Riverside County, San Bernandino County, San Diego
Home completions 540 (2005 721)
Lot completions 156 (2005 378)
Landbank plots 3,379 (2005 3,768)

Florida

Key Markets Fort Myers, Naples, Palm Beach, Sarasota, St Petersburg, Tampa
Home completions 835 (2005 752)
Lot completions 499 (2005 219)
Landbank plots 9,597 (2005 11,459)

Texas

Key Markets Austin, Houston
Home completions 280 (2005 190)
Lot completions 306 (2005 353)
Landbank plots 3,017 (2005 3,375)

Ontario

Key Markets Ottawa, Toronto
Home completions 1,592 (2005 1,260)
Lot completions 508 (2005 709)
Landbank plots 9,110 (2005 10,228)

The Summit Collection at Shamrock Estates, Phoenix, Arizona, USA

Streetsville Glen, Brampton, Ontario, Canada

Cliffhaven, Corona Hills, Southern California, USA

Founders Club, Sarasota, Florida, USA

North America revenue, including joint ventures
£m

2006	1,194 3
2005	1,141 8

North America profit from operations*
£m

2006	221 3
2005	199 6

In California we operate in two key markets In the North, our business is focused on the lower end of the mid-market in the San Francisco Bay area In Southern California we build in selected sub-markets from Riverside and San Bernardino Counties southwards to San Diego and eastwards towards Palm Springs Californian markets in general weakened significantly during 2006, primarily due to interest rate rises and affordability issues However, our focus on the mid-market and providing high-quality homes allows us to offer an attractive proposition to our customers During the year we completed the sale of 540 homes (2005 721 homes) at an average selling price of US$812k (2005 US$835k) We also achieved 156 lot completions (2005 378)

We operate from three divisions in Florida Our Central Florida division covers the areas around St Petersburg, Tampa, Bradenton and Sarasota In South-East Florida we operate in the Palm Beach area, whilst in South-West Florida we are focused on the markets between Fort Myers and Naples We offer a wide range, from middle market to luxury homes and condominiums, targeted to move-up families, retirees, and second home purchasers The Florida market has also experienced more difficult conditions following a number of years of very strong house price appreciation Home completions in 2006 were 835 (2005 752) at an average selling price of US$653k (2005 US$727k) Our land development business in Florida is primarily centred around our large-scale developments, where we sell lots to other homebuilders In 2006 we completed the sale of 499 lots (2005 219 lots)

Our operations in Texas are active in both Austin and Houston These markets did not experience the price growth of other US regions in recent years and are proving more stable while other markets weaken They offer good levels of affordability, particularly in comparison to the western United States We have a strong reputation in Texas as a high-quality community developer, which enables us to target the 'move-up' market We offer our customers a range of innovative home designs that deliver 'affordable luxury' Home completions increased to 280 (2005 190) with average sales prices up 5 per cent to US$447k (2005 US$424k) We also have a strong land development business in Texas, centred on our community at Steiner Ranch in Austin We completed on 306 lots in 2006 (2005 353)

In Ontario, Canada, the group trades under the Monarch brand which benefits from a long-standing reputation for quality and value Operating in the Greater Toronto Area and in Ottawa in Eastern Ontario, Monarch builds low-rise, mid-market family homes and high-rise condominiums as well as affordable, urban townhomes The Ontario market has not seen significant house price inflation over recent years and retains a good level of affordability In addition, the market was assisted by the reduction in the level of Canadian Goods and Services Tax during the year Completions in 2006 were 1,592 homes (2005 1,260) The average sales price was Can$322k (2005 Can$326k) We also sell lots in Canada and completed 508 during 2006 (2005 709)

The continuing success of our business in North America is a result of our focus on high-quality developments, professional finishes, and exceptional customer service In October 2006, Taylor Woodrow received the honour of being the first homebuilder ever to be inducted into the Builder Magazine 'Hall of Fame for Design Excellence' This prestigious award recognises outstanding contributions to residential design

Our North America divisions are consistently recognised by customers and industry peers, winning some of the most sought-after awards in the business In particular, our Arizona division received five awards at 'The Nationals' Awards 2006, recognising Taylor Woodrow's contribution to innovation in home design, marketing and sales

Spain and Gibraltar revenue, including joint ventures
£m


2006
92 1
2005
75 7

Spain and Gibraltar profit from operations*
£m


2006
26 4
2005
23 0

Spain and Gibraltar housing

	2006	2005
Revenue, including joint ventures £m	92 1	75 7
Profit from operations* £m	26 4	23 0
Operating margin* %	28 7	30 4
ROACE %	35 9	45 7
Ending capital employed £m	89 6	57 5
Home completions	379	406
Home average selling price £'000s	205	169
Lot completions	78	12
Active sites (average)	28	22
Order book £m	100	81
Landbank plots	2,482	2,265
Customer satisfaction %	62	73

Our business in Spain trades under the Taylor Woodrow brand and is primarily focused on developing sites in popular holiday destinations Where we identify appropriate opportunities, we also build homes designed to meet the requirements of the local population

In Gibraltar, Taylor Woodrow serves the luxury market through apartment developments, selling off-plan well in advance of the start of construction

After a strong performance in 2005, we saw our markets in the Costa Blanca and Costa del Sol slowing during 2006 However, the market in Mallorca continues to be good as a result of the limited supply to meet the demand for new properties on the island, which has become a sought-after destination

We sold a total of 379 homes in 2006 (2005 406) at an average selling price of £205k (2005 £169k) This increase in average selling price reflects a change in the mix of completions, with a higher proportion of completions in 2006 coming from our developments in Mallorca We also took the opportunity during the year to rebalance the land portfolio by selling some of our holding in the Malaga area

Operating margins and returns on capital have remained strong, albeit below the exceptional levels achieved in recent years

The order book increased 23 per cent to £100m (2005 £81m) and our year-end landbank stood at 2,482 plots, up 10 per cent (2005 2,265)

The disappointing reduction in our customer satisfaction score predominantly results from difficulties in obtaining habitation certificates, as high levels of development activity have put pressure on local town halls

Construction
Our Construction business has developed an excellent reputation within its chosen markets focusing on repeat work for blue chip clients, facilities management, infrastructure and government projects This excellence has once again been recognised with a number of industry awards in 2006, including being named Building magazine's 'Major Contractor of the Year' and winner of the overall 'Constructing Excellence' award Profit from operations* was £8 1m (2005 £8 8m) and our increased order book of £1,165m at the year end (2005 £707m) provides us with a solid platform for 2007

During the year we have undertaken projects ranging from the redevelopment of the ticket hall at Kings Cross Underground Station in London to the design and build of the National Assembly for Wales in Cardiff We have recently commenced work on the St Helens and Knowsley Hospitals PFI Scheme and are also preferred bidder on the Sheffield 'Building Schools for the Future' programme We achieved a customer satisfaction score of 87 per cent in 2006 (2005 91 per cent)

Principal risks and uncertainties
As with any business, Taylor Woodrow faces a number of risks and uncertainties in the course of its day-to-day operations By effectively identifying and managing these risks, we are able to improve our returns thereby adding value for shareholders

Economic and market environment
Customer demand is dependent upon underlying economic conditions, such as interest rates, unemployment levels and general consumer confidence, which are outside the Group's control

Los Balcones, Los Arqueros Golf and
Country Club, Marbella Spain

The impact of these factors on the Group's sales is mitigated to a degree by operating in different geographic markets, which may exhibit different economic conditions at any particular point in time

We use the detailed knowledge of our local teams to select the locations for our communities and the appropriate home designs to meet customer demand We minimise the level of speculative build that we undertake by opening a sales office and showhomes at an early stage of development Our selective use of part-exchange has proved successful in making the process of buying a home easier for our customers

Planning system

The number of homes that we are able to build in the course of a financial year is dependent on the granting of suitable planning permissions Due to the time taken to obtain planning permissions on land, we hold a landbank to provide greater certainty of the number of plots available to be developed in the following 12 months We also look to use option contracts to control land, with ownership not being taken until planning is more certain

Delays to the expected timescale for receipt of planning on a site may result in a reduction in the number of homes that we have available for sale Planners may also impose conditions within planning consents, which may lead to additional costs of developing a site Our land specialists mitigate these risks by working closely with the relevant planning authorities and through the structure of land purchase agreements

In the UK, planning permissions can be very specific, including the density, types of housing and availability of car parking spaces If the views of the planners do not coincide with our customers' aspirations there will be an impact on demand for our product We work closely with the government, both directly and as a member of industry groups, to highlight such potential issues

Land purchasing

Land is the major 'raw material' for the Group and, as such, overpaying for land would have a detrimental impact on our profitability To mitigate this risk, we operate an investment appraisal process for all significant land purchases, with approval required from our Investment Committee prior to such purchases being completed The Investment Committee reviews the key information on which bids are based and ensures that projects meet our internal hurdle rates for operating margin and return on average capital employed

Availability of sub-contractors

The vast majority of the work carried out on site is performed by sub-contractors If they are not able to

Left South Hook LNG Terminal, Milford Haven, Pembrokeshire Wales

Following the successful construction three months ahead of schedule for liquefied natural gas (LNG) containment tanks Taylor Woodrow Construction (TWC) secured a further contract at the South Hook LNG Terminal near Milford Haven, Pembrokeshire

Right
Explorer, Toronto, Canada

Construction of the high-rise development, Explorer Located against the backdrop of the Toronto skyline, the two 14-storey towers are connected by a five storey podium This photograph captures the east view showing construction in progress on one of the towers

recruit sufficient numbers of skilled employees, our developments may suffer from delays or quality issues

We vet all suppliers thoroughly prior to working with them to ensure that they meet our requirements for environmental impact, health and safety, quality and financial stability We also play our part in addressing the skills shortage in the building industry through apprenticeship schemes and membership of the Construction Industry Training Board

Availability of materials

The key materials used within our operations, such as bricks, blocks, concrete, steel and timber, are in heavy demand across the world Changing patterns of construction demand due to factors ranging from changes in public sector construction programmes to natural disasters can have an influence on the availability of such materials Our vetting process ensures that materials are responsibly sourced from financially stable suppliers and meet our requirements for health, safety and quality We work closely with our key supply chain partners, providing forecasts of our demand to assist with ensuring the availability of supply

Site safety

Building sites are inherently dangerous places We recognise our responsibility to provide our workforce with a safe place of work and have a team of in-house Health and Safety specialists who provide training and site reviews

As detailed later in this review, we have a strong commitment to Health and Safety, but we are continually looking for ways to make further improvements

Construction process

Construction, both of homes and other projects, can be subject to delays and cost over-runs arising for a wide variety of reasons These include adverse ground conditions, changes to the original design once build has commenced and unfavourable weather

We target selectively the type of work that we bid for, choosing not to participate in projects where we consider that the risks are too great We maintain detailed risk registers, ensuring that risks are identified, priced or hedged and approved at the appropriate level before taking on a project These registers are maintained throughout the life of the project and reviewed following the completion of the job to identify any key learning points for future projects We also actively promote developments in areas such as off-site manufacturing which have the potential to reduce the risk of delay

The Calders Green development near Weston, sits in the middle of some of the most beautiful parkland that Cheshire has to offer It is a gated development of family homes and apartments in a setting of lakes, streams and trees

Above Calders Green Crewe Cheshire, England

Sustainability and the environment
Taylor Woodrow is committed to continuous improvement in the design and construction of new homes and enhancing the built environment for people who live in and near its new communities, both now and in the future In order to measure our progress against this aim, we focus on four key areas of sustainability

Urban regeneration is a major part of our business, transforming areas of land that are often derelict and sometimes contaminated into desirable places to live During 2006 we commenced work on Telford Millennium Community, which will include up to 800 highly sustainable homes along with associated community, education and commercial facilities on the site of a former colliery In 2006, 63 per cent of our UK homes and 21 per cent of our North American homes were developed on brownfield (previously developed) land (2005 UK 68 per cent, North America 17 per cent) Our Construction business also undertakes regeneration projects and is currently working with Sandwell Homes to deliver a five year package of repairs and improvements to homes across six towns in the West Midlands

As the cost of buying a new home in the UK continues to increase, **affordable housing** (homes built for registered social landlords or as part of Key Worker programmes) is becoming an increasing part of our business We have developed a reputation for delivering high-quality affordable housing, making us a partner of choice for housing associations Affordable housing increased as a proportion of our business from 13 per cent in 2005 to 15 per cent in 2006

Around 25 per cent of the UK's carbon dioxide emissions, a major cause of climate change, come from the energy that people use to heat, light and run their homes During the year we commissioned thermal photography to compare the **energy efficiency** of brand new and second-hand homes The results showed that new homes are significantly more energy efficient than those built twenty or thirty years ago The average SAP (Standard Assessment Procedure) rating for our UK homes was 97 in 2006 (2005 98), against a maximum possible score of 120

Taylor Woodrow has also taken a leading role in the deployment of the **EcoHomes scheme** (an environmental assessment method for house building and refurbishment) In 2006, 950 of our homes were certified to EcoHomes standards representing 11 per cent of our total UK completions (2005 736, 9 per cent)

As a major homebuilder we have a responsibility to play a major role in the sustainability debate As such, we contributed to the consultation on the UK Government's draft Code for Sustainable Homes and held our first sustainability conference

We closely monitor the environmental performance of our business and have continuous improvement initiatives underway in three key areas
- We successfully reduced the average amount of construction waste generated per UK home to 32 1 cu yds and the associated cost of disposal to £291 (2005 39 6 cu yds and £351),
- We reduced the carbon dioxide emissions from our UK operations (including those generated during the construction process, by our offices and showhomes and by our company vehicle fleet) from an estimated 20,204 tonnes in 2005 to an estimated 19,034 tonnes in 2006,
- We received a reduced total number of environmental prosecutions, notices and incidents during the year of 19 (2005 29)

Sustainability and environmental issues are becoming increasingly important in North America and we have a number of initiatives underway in our different regions For instance, our Florida business has implemented a recycling programme at its Palma Sola Trace community, which has successfully increased the amount of waste material that is recycled or reused

Community
Taylor Woodrow has a long history of contributing to local communities through voluntary projects and other activities We set ourselves the objective of further developing our community programmes during 2006

Examples of our work with communities in the UK include
- Our ongoing relationship with the charity Barnardo's through our 'Building Futures' partnership, through which team members raised £11,447 for their local Barnardo's projects (2005 £4,913) Many other company events raised additional funding for Barnardo's of £26,000 (2005 £19,200),
- Continuing our 'Support the Team' programme, we donated £28,959 to match team members' charitable fund-raising efforts (2005 35,918),
- Rolling out our 'Community in the Curriculum' initiative to schools neighbouring our developments in Scotland and the West Midlands,
- Developing policies for a company-wide process for community consultation

Our team in North America has a strong culture of community participation, which was further enhanced during 2006 Examples of the team's contributions include
- Team members from Texas raised more than $50,000 in walks benefiting the Juvenile Diabetes Research Foundation,
- Our team in Southern California raised more than $25,000 for HomeAid Orange County, a non-profit organisation that helps build and renovate shelters for the transitionally homeless men, women, and children in the community,
- The Arizona division hosted an 'Easter Egg-Stravaganza' for residents of one of its communities, which was attended by over 100 residents with their children More than 1,000 eggs were hidden, with prizes including gift certificates, toys and bicycles

UK site safety inspections


2006
1,382
2005
1,212

UK homes certified to EcoHomes standards


2006
950
2005
736

Employees
The development of effective teams is vital to our company We are committed to recruiting and retaining a talented team that is motivated and focused to deliver and exceed our business objectives This commitment is supported by regular benchmarking of our remuneration and benefits packages

We respect the rights of our people We promote
- Good and safe conditions of work
- The development and best use of talent,
- Equal opportunity employment,
- Involvement of our people in the planning and direction of their work

We strive to make our project sites and our offices safe working environments Our objective is to improve safety performance through awareness raising, monitoring and incentivisation

In the UK we have a programme of active monitoring for site safety and project performance is linked to bonus schemes for site managers and senior managers During 2006 we conducted
- 1,382 site inspections, which measure how well our project teams are implementing Health and Safety management (2005 1,212),
- 326 safety management audits, which measure how well our project teams have planned the management of Health and Safety (2005 342)

We have been recognised for our leadership position within the sector In 2006 our UK Housing and Construction businesses each received Gold Awards from the Royal Society for the Prevention of Accidents During 2006 our accident frequency rate was 0 34 accidents per 100,000 man hours (2005 0 34)

In North America, we conduct independent Health and Safety audits of all construction sites twice a year and set continuous improvement targets The results of the 2006 audits were very good, with average scores of 93 per cent exceeding the target of 88 per cent

Our Spanish business has achieved certification to the occupational Health and Safety management standard 18001 The standard has been successfully audited by Lloyds Register and is being promoted to our contractors and suppliers

Despite the good progress made in advancing the quality of our safety management processes, we are deeply saddened to report three fatalities in our operations during the year

We are committed to keeping our employees informed of developments within the business Internal communication methods include weekly news bulletins, regular team briefings and frequent opportunities to meet senior management face-to-face We undertake regular employee surveys and benchmark the responses against both previous results and industry standards Our 2006 survey showed that 79 per cent of our employees would recommend Taylor Woodrow to others as a good place to work, an improvement on the 2004 figure of 74 per cent

Our people are a key strength of our business and their skills have once again been recognised in industry awards Jerry Williams from our Construction business was named 'Project Manager of the Year' for the National Assembly for Wales at the Chartered Institute of Building awards 12 of our UK Housing site managers received NHBC 'Seal of Excellence' Awards, with three winning 'Regional Awards' and going through to the overall UK final Steve Vorres received the NHBC UK Supreme Award, in the multi-storey category, for the second year running for our Victoria Wharf development in Cardiff

Details of the number of employees and related costs can be found in Note 5 to the consolidated financial statements on page 59

Site workers at Calders Green Crewe, Cheshire, England

Left Twenty Gothic development, Toronto Canada

Twenty Gothic is an eight-storey Monarch high-rise development Located on Gothic Avenue, in Toronto the apartments are close to the subway station local shops and restaurants

175 luxurious suites will be offered with one bedroom and two bedroom apartments – all with balconies or terraces A limited selection of penthouse suites will also be available

Right Diglis Water, Worcester, England

A waterside regeneration development of approximately 420 new homes on the banks of the River Severn and the Worcester and Birmingham Canal network The scheme encompasses restoration of the river and canal basins and some historic buildings, as well as providing retail shopping community and leisure units Public and private waterside park areas will also be created The scheme consists mainly of apartments, along with a number of three-storey townhouses The development has launched successfully

Pensions
At 31 December 2006, the gross IAS19 deficit was £206m (2005 £220m) Net of deferred tax, the deficit was £144m (2005 £154m) Further information is contained in Note 20 on page 68

The company has now completed discussions with the trustees of the main defined benefit pension scheme in the UK on the means of mitigating this deficit As we announced at our Interim Results, the company has agreed to increase its past service deficit funding payments from £4 8m per annum to £20m per annum for a period of 10 years This increase impacts on cashflow but profit from operations will not be affected Also in line with our previous announcement, the fund was closed to future accrual for existing members on 1 December 2006

Equity shareholders' funds
At the end of 2006, shareholders' funds were £2,103 5m, up from £1,928 4m at the end of 2005 Equity shareholders' funds per ordinary share rose to 364 7 pence at the end of 2006 This represents an increase of 78 per cent from the previous year-end

Shareholders' returns
Basic earnings per share stood at 50 5 pence (2005 50 6 pence) The proposed final dividend of 9 75 pence produces a total return of 14 75 pence per ordinary share, an increase of 10 per cent over last year This level of dividend is consistent with the Board's policy of paying progressive dividends through the business cycle

The dividend is covered 3 4 times by earnings

Cash flow and net debt
Operating cashflows before movements in working capital were £460 9m (2005 £461 1m) Inventories increased by £3475m which was partly funded by an increase in creditors of £174 4m Of this latter increase, £131 1m is represented by an increase in land creditors Cash generated by operations was £223 3m (2005 £359 7m) Income taxes and interest payments totalled £166 3m (2005 £229 5m), resulting in net cash from operating activities of £570m (2005 £130 2m)

Net debt at the year-end stood at £391 3m (2005 £456 9m) equivalent to net gearing of 18 6 per cent (2005 23 7 per cent) Interest on borrowings, net of interest receivable was £55 0m (2005 £54 4m) Average net debt for the year was £8378m (2005 £823 4m) At the year-end Taylor Woodrow had undrawn committed revolving credit facilities totalling £629 5m

Taxation
The effective tax rate in 2006 was 28 4 per cent (2005 30 3 per cent)

Prospects for 2007
Our geographic portfolio of businesses continues to provide us with alternative investment and growth options

The UK Housing market remains good Underlying fundamentals are strong due to the continuing significant undersupply of new housing Whilst Government is committed to introducing policies that will increase the availability of land for development, we have not yet seen any increase in supply Despite strong price appreciation during 2006, there were wide regional variations and customer confidence could be damaged in some of the weaker markets if further interest rate rises materialise in 2007 We anticipate an increase in the number of home completions during 2007 and will continue to focus on improving our operating margins

In North America, although the markets in Arizona, California and parts of Florida remain challenging and difficult to predict, current market conditions in Texas and Ontario are healthy We continue to be confident in the prospects for the business in the medium-term, but expect to see significant reductions in both operating margin and return on capital employed during 2007 In 2007 the priority for our North American management is to minimise the impact of the market downturn in the short-term, whilst taking the opportunity of the market downturn to position the business for accelerated growth in the future

The market in Spain remains attractive on a medium-term view, although any weakness in the UK market in the short-term could reduce demand for property in Spain from British buyers

With an in-depth knowledge of the markets in which we operate, we are well-placed to benefit from any land acquisition opportunities that market conditions might present

We will continue to invest across our portfolio where we see the best returns for shareholders and I look forward to updating you on our progress through the year



Ian Smith
Chief Executive
19 February 2007

Board of Directors

Norman Askew
Chairman
Non-Executive Director

Appointed a director and Chairman in July 2003. He is judged by the Board to be an independent director. He chairs the Nomination Committee and is a member of the Remuneration Committee. His current appointments include the Chairmanship of IMI plc, Derby Cityscape and of the Board of Governors of the University of Manchester.

Age 64

Ian Smith
Chief Executive

Appointed a director and Chief Executive in January 2007. He chairs the Executive Committee and is a member of the Nomination Committee. He brings wide experience as a business leader across a variety of international markets. He was previously Chief Executive of the General Healthcare Group (the UK's leading private healthcare company), Chief Executive (Europe, Middle East and Africa) of Exel, the international logistics and distribution company, and Chief Executive (Europe) of Monitor, the global strategy consultancy. He is also a non-excecutive director of Galiform plc.

Age 53

Peter Johnson
Finance Director

Appointed a director in November 2002. He is a member of the Executive Committee. Peter is an experienced financial executive with a strong background in financial services and property investment, in the UK and North America. He is also a non-executive director of Shanks Group plc and joined the board of Oriel Securities Limited on 20 December 2006. Peter has previously held board positions with Henderson plc, Pearl Assurance and Norwich Union Life and has also worked for Hammerson Property Investment and Development Corporation plc.

Age 52

Mike Davies
Independent Non-Executive Director

Appointed a director in October 2003 He is the Senior Independent Director and a member of the Audit, Remuneration and Nomination Committees He is non-executive Chairman of Marshalls plc and a non-executive director of Pendragon plc He was formerly a director of Williams Holdings plc

Age 59

Andrew Dougal
Independent Non-Executive Director

Appointed a director in November 2002 A Chartered Accountant, he is Chairman of the Audit Committee and a member of the Nomination Committee He is a director of Premier Farnell plc and Creston plc He was formerly Chief Executive of Hanson plc until 2002, having previously been the Group Finance Director of Hanson, the diversified industrial group until its demerger in 1997 He was also a non-executive director of BPB plc

Age 55

Katherine Innes Ker
Independent Non-Executive Director

Appointed a director in July 2001 She is Chairman of the Remuneration Committee and a member of the Nomination Committee Katherine has considerable experience as a financial analyst gained with leading UK City financial houses with a particular interest in the media sector She is Chairman of Shed Productions plc, a non-executive director of Ordnance Survey and of Gyrus Group plc

Age 46

Vernon Sankey
Independent Non-Executive Director

Appointed a director in January 2004 He is a member of the Audit, Remuneration and Nomination Committees He is a non-executive director of Zurich Financial Services AG and Zurich Insurance Company AG (both Swiss), Chairman of Photo-Me International plc and Deputy Chairman of Vividas Group plc

Age 57

Report of the Directors
to the members for the year ended 31 December 2006

Introduction
Company law requires the directors to prepare a report to shareholders on various matters affecting the company and the Group during the reporting year (2006) and the general outlook for the company and the Group in the context of the markets and business environment within which we operate

Certain matters required to be included in the report appear elsewhere in this Report and Accounts and can be found in the following areas

- A detailed review of the Group's principal activities, the development of its businesses, an indication of likely future developments, a review of financial and non-financial key performance indicators, and a description of the principal risks and uncertainties facing the Group, are contained in the reports and reviews on pages 2 to 27
- A list of the subsidiary and associated undertakings principally affecting the profits or net assets of the Group in the year appears on page 87
- Changes in asset values are set out in the consolidated balance sheet on page 53 and in Notes 10 to 29 on pages 62 to 75
- The Group's profit before taxation and the profit after taxation and minority interests appear in the consolidated income statement on page 51 and in Notes 3 to 9 on pages 56 to 61
- Detailed statements of the company's corporate governance principles, the Group's systems of internal control and the going concern confirmation are set out in Corporate Governance on pages 33 to 36

Directors
The following directors held office throughout the year

Norman Askew
Iain Napier (retired from the Board on 31 December 2006)
Peter Johnson
Graeme McCallum (retired from the Board and the company on 16 January 2007)
Mike Davies
Andrew Dougal
Katherine Innes Ker
Vernon Sankey

Ian Smith was appointed a director and Chief Executive on 2 January 2007

The directors of the company at the date of this report, together with biographical information, are shown on pages 28 and 29

Retirement and re-election of directors
At the Annual General Meeting, Ian Smith, who has recently been appointed to the Board, will retire and seek election Katherine Innes Ker and Vernon Sankey, directors retiring by rotation will, being eligible, offer themselves for re-election in accordance with the company's Articles of Association

Each of the directors proposed for re-election has been recommended following detailed consideration by the Nomination Committee The directors retiring by rotation have additionally been subject to formal performance evaluation

Audit and auditors
Each of the persons who is a director at the date of approval of this report confirms that

So far as each director is aware, there is no relevant audit information of which the company's auditors are unaware, and each director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985

Deloitte & Touche LLP have confirmed their willingness to continue in office as auditors of the company and a resolution to re-appoint them will be proposed at the Annual General Meeting Deloitte & Touche LLP also provide non-audit services to the Group within a policy framework which is described in Corporate Governance on page 35

Annual General Meeting
The Annual General Meeting will be held at 2pm on Wednesday 2 May 2007 in the Oasis Suite at The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham, B40 1PS Formal notice of the meeting including details of special business is set out in the Annual General Meeting circular

Registrar
The company's registrar is Capita Registrars Their details, together with information on facilities available to shareholders, are set out in Shareholder Information on page 90

Treasury shares
During the year 5 4 million Treasury shares held by the company were sold to the company's employee share ownership trusts and to participants in certain of the company's employee share plans

Substantial interests
Details of the share capital are shown in Note 22 to the consolidated financial statements The following persons have notified the company pursuant to Rule 5 of the Disclosure and Transparency Rules of their interests in the ordinary share capital of the company

Name	Number of shares held (millions)	Percentage of issued voting share capital
Beneficial interests		
Barclays PLC	21 78	3 78
Legal & General Group plc	20 26	3 48
Britannic Asset Management Limited	16 95	3 06
Legal & General Assurance (Pensions Management) Limited	17 50	3 01

Name	Number of shares held (millions)	Percentage of issued voting share capital
Non-beneficial interest		
AXA SA	100 77	17 32

At 19 February 2007, no change in these holdings had been notified nor, according to the register of members, did any other shareholder at that date have a disclosable holding of the issued share capital

Directors' interests, including interests in the company's shares, are shown in the Directors' Remuneration Report on pages 37 to 45

Dividend
Information about the recommended 2006 final dividend is given in the Chairman's Statement on page 2

The company operates a Dividend Re-Investment Plan, details of which are set out in full in the Annual General Meeting circular, and on the company's website www taylorwoodrow com

Payment of dividend has been waived in part by the Trustee of the company's two Employee Share Ownership Trusts over those Trusts' combined holding of 5 1m shares and in full on the company's holding of 12 2m Treasury shares Shares held in the Trusts are set aside to meet commitments under the company's employee share plans Shares held in Treasury result from the acquisition of the company's own shares in 2004 and provide the company with additional flexibility in the management of its capital base

Corporate Social Responsibility (CSR)
CSR has become increasingly integrated within Taylor Woodrow's business In the Chief Executive's Review on pages 5 to 27 you will find a broad outline and many examples of the ways in which we continue to apply CSR principles throughout everything we do We draw these themes together in the group's full CSR Report for 2006 which is published separately in electronic form on the group's website www taylorwoodrow com

The Group's commitment to advancing CSR within Taylor Woodrow is evidenced by the appointment from January 2007 of a full-time Director of CSR

During 2006, we focused the business on a number of high-level CSR objectives, covering the key areas of Sustainability, Safety, Health and People, Environment and Community These are discussed in the full CSR report

Treasury management and funding
The Group operates within policies and procedures approved by the Board The Group's capitalisation policy establishes overall parameters for the consolidated capital structure together with guidelines in respect of interest and currency translation exposures The Group seeks to match long-term assets with long-term funding and short-term assets with short-term funding Strict controls are exercised on the use of financial instruments in managing the Group's financial risk The objectives are to ensure sufficient liquidity is maintained to meet foreseeable needs and to invest cash assets safely and profitably The Group does not undertake speculative or trading activity in financial instruments or foreign currencies

The disclosures relating to the use of financial instruments and treasury risks faced by the Group, required under the EU's Fair Value Directive, are detailed in Notes 15 to 19 to the consolidated financial statements

The Group maintains a balance between certainty and flexibility through the use of term borrowings, overdrafts and committed revolving credit facilities with a range of maturity dates It is the Group's policy to maintain committed facilities or borrowings with staggered maturity dates in order to ensure continuity of funding

Treasury functions are centralised in our main geographic locations All treasury operations must remain in compliance with Group policy and are closely monitored by the Group treasury department

Equity, retained profits and long-term fixed interest debt are used primarily to finance goodwill, fixed assets and land Short-term borrowings are required primarily to finance net current assets, other than landbank assets of more than one year, and work in progress and are therefore kept at a floating rate Where possible, temporary cash balances made available by our construction business are used to reduce our short-term borrowing requirements The Group also uses derivatives to manage interest rate exposure if economically appropriate

A significant proportion of the Group's capital employed is in currencies other than sterling with the result that currency movements can affect the balance sheet Where appropriate, foreign currency translation exposure is reduced by financing overseas assets with borrowings of the same currency and by the use of derivatives

Research and development
The company is committed to investing in research and development projects where there are clearly-defined business benefits

Charitable donations
During the year Group companies donated £198,000 (2005 £363,000) to various charities, £63,000 (2005 £96,000) in the UK and Europe and £135,000 (2005 £267,000) in North America An outline of the Group's programme of charitable giving appears elsewhere in the Chief Executive's Review and fuller details can be found in the on-line CSR 2006 report

Political donations
The company did not make any donations to political parties during 2006 (2005 £nil) Business subscriptions were paid to the Home Builders Federation of £192,000 (2005 £167,000) and Homes for Scotland of £20,000 (2005 £nil) both of which are active in supporting the interests of the housebuilding sector Some may consider that these payments may fall within the meaning of 'EU Political Expenditure' as defined by section 347A of the Companies Act 1985

Policy on payment of suppliers
The nature of the Group's operations means that there is no single Group standard in respect of payment terms to suppliers Generally, subsidiaries are responsible for establishing payment terms with suppliers when entering into each transaction or series of linked transactions In the absence of dispute, valid payment requests are met as expeditiously as possible within such terms This policy continues to apply in 2007 Trade creditor days for the Group for the year ended 31 December 2006 were 32 days (2005 31 days), based on the ratio of year-end Group trade creditors (excluding subcontract retentions and unagreed claims of £13 2 million (2005 £12 9 million) and land creditors, see Note 20 to the consolidated financial statements) to amounts invoiced during the year by trade creditors The company had no significant trade creditors at 31 December 2006

Important events since the year-end
Except for any matters referred to elsewhere in this Report and Accounts, there have been no other important events affecting the company or any of its subsidiary undertakings since the end of the financial year

This report of the directors was approved by the Board of directors on 19 February 2007

Richard I Morbey
Secretary
19 February 2007

Corporate Governance Statement

The company is committed to the principles of corporate governance contained in the July 2003 FRC Combined Code on Corporate Governance which is appended to the Listing Rules of the Financial Services Authority ('the Code') and for which the Board is accountable to shareholders

Statement of compliance with the Code of Best Practice
Throughout the year ended 31 December 2006, the company has been in compliance with the Code provisions set out in section 1 of the Code

Statement about applying the Principles of Good Governance
In complying with the Code, the company has applied the Main and Supporting Principles of Good Governance of the Code Further explanation of how these Principles have been applied is set out below and, in connection with directors' remuneration, in the Directors' Remuneration Report The Chairman's Statement and the Chief Executive's Review seek to present a balanced and understandable assessment of the company's position and prospects

The Board and its committees
At the date of this report the Board consists of seven directors whose names, responsibilities and other details appear on pages 28 and 29 Two of the directors are executive and five are non-executive The Board discharges its responsibilities by providing strategic and entrepreneurial leadership of the company, within a framework of prudent and effective controls, which enables risk to be assessed and managed It sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives and reviews management performance It also defines the company's values and standards and ensures that its obligations to its shareholders and other stakeholders are understood and met

The following documents have been published on the company's website and outline the way the Board and its committees operate, which the Board reviews at least annually

- Schedule of matters specifically reserved for the decision of the Board,
- Board policies covering operational matters, compliance and stakeholder policies,
- Terms of Reference of the Nomination, Audit and Remuneration Committees, which outline their objectives and responsibilities and which define a programme of activities to support the discharge of those responsibilities

The Board has also adopted a framework of delegated commercial and operational authorities, which define the scope and powers of the Chief Executive and of operating management All directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby directors may take independent professional advice at the company's expense where they judge it necessary to discharge their responsibilities as directors

Board and committee balance, independence and effectiveness
It is the company's policy that appointments to the Board are made on merit and through a formal, rigorous and transparent process against objective criteria recommended by the Nomination Committee The committee guides the whole Board in arranging orderly succession for appointments to the Board and to senior management The work of all Board committees is described later in this Statement

There is a clearly established division of responsibilities between the Chairman and the Chief Executive, set out in writing, agreed by the Board, implemented by regular review meetings between these officers and validated by the Board performance evaluation process

The Chairman is also Chairman of IMI plc, a FTSE 250 company The Board is satisfied that none of the other commitments of the Chairman or other Board members detract from the extent or quality of time which they are able to devote to the company

The appointment of all non-executive directors is for a specified term and re-appointment is not automatic During the three years up to and including the 2007 Annual General Meeting, every director will have sought re-election at least once The Board has reviewed and re-affirmed that it considers all of the non-executive directors, including the Chairman, to be independent in character and judgement Whenever any director considers that he is or may be interested in any contract or arrangement to which the company is or may be a party, he gives due notice to the Board in accordance with the Articles of Association The Board has determined that any such interests as may have arisen during the year are not material to the director or to the companies concerned

The directors possess an appropriate balance of skills and experience for the requirements of the business The Board and its committees operate within a framework of scheduled core meetings and additional ad hoc meetings are held as required

In addition to formal meetings, the directors also participate in an annual strategic planning away day at which strategic and financial plans are reviewed and developed All directors visit the company's operations on a regular basis, engaging with employees at all levels in order to foster and maintain an understanding of the business

The members of the Board and its committees, together with their attendances at the core meetings during 2006 are shown on the following page The Company Secretary is also secretary to the Board's committees

	Board	Nomination Committee	Audit Committee	Remuneration Committee
No of meetings held in the year	8	4	4	5
Norman Askew	8 Chairman	4 Chairman	4*	5
Mike Davies (Senior Independent Director)	8	4	4	5
Andrew Dougal	8	4	4 Chairman	5*
Katherine Innes Ker	8	4	4*	5 Chairman
Vernon Sankey	7	4	4	5
Iain Napier Chief Executive	8	4	4*	3*
Peter Johnson Finance Director	8	-	4*	-
Graeme McCallum Operations Director	8	-	4*	-

* By invitation

Information and professional development
The company has procedures whereby directors (including non-executive directors) receive formal induction, training and continuing familiarisation about the company's business, operations and systems, the principles underlying the discharge of their duties as directors and wider issues relating to the housing and construction sector Training needs are identified and implemented

Performance evaluation of the Board, its committees and other functions
In November and December 2006 the directors carried out the fourth annual evaluation of the performance and effectiveness of the Board and its committees, of individual directors and of the internal and external auditors The evaluations were performed using the following framework

The Board, its members and its committees
The evaluation of effectiveness of the Board and its committees focused on a number of areas, including those concerned with best practice based on the principles of the Combined Code and good governance principles The evaluation particularly addressed commercial and operational effectiveness and the interaction between the Board, the executive team and the business The evaluation was carried out by the Company Secretary through structured, scored interviews with each director, also taking soundings from the other members of the Executive Committee Additionally, the non-executive directors, led by the senior independent director, met without the Chairman present to appraise the Chairman's performance The Chairman also held meetings with the non-executive directors without the executives present

The directors reviewed the findings of the Board and committee assessments in January 2007 and concurred with the conclusions that Board members demonstrate commitment and give sound guidance and direction to the business and that the Board committees operate effectively The evaluation found that the quality of the Board's processes is high, that there had been continuing improvement in the Board's scrutiny of the company's risk management processes and that there had been further improvement in the quality of business reporting Through the evaluation, the Board has set specific objectives for 2007 and has re-intensified its focus on succession planning and further developing the interface with management

The Risk Management and Audit (RMA) function
An evaluation of the internal RMA function was carried out through consultation with the members of the Audit Committee, the external auditors and the head of function In addition, management provided feedback The evaluation, which was reviewed by the Audit Committee in January 2007, judged the effectiveness of the performance of the function to be very strong, demonstrably independent and well-managed The Audit Committee assessed the function to be excellent

The external auditors
An evaluation of the external auditors was carried out through consultation with Board and Audit Committee members and with senior management The evaluation, which was reviewed by the Audit Committee in November 2006, found the performance of the external auditors to be very satisfactory

Board committees and their work
Remuneration Committee and remuneration
The Board's policy and approach to the setting of remuneration for directors and senior executives and the activities of the Remuneration Committee are described in the Directors' Remuneration Report on pages 37 to 45

Nomination Committee
The members of the Nomination Committee and their attendance at meetings during 2006 are shown on page 34 The Nomination Committee focused its main efforts during the year on succession planning for the Board and senior management and, utilising executive search consultants, the recruitment of the Group Chief Executive and the President of the North American operation In addition the committee reviewed the balance of the Board's composition

Audit Committee and auditors
The members of the Audit Committee are shown on page 34 All members are independent non-executive directors The Board has determined that Andrew Dougal, the committee Chairman, who is a member of the Institute of Chartered Accountants of Scotland, has recent and relevant financial experience The Chairman of the company, the Chief Executive, Finance Director, Head of RMA, Group Financial Controller, Katherine Innes Ker, representatives of the external auditors, and senior executives of major Group companies attend meetings of the committee by invitation

The committee's remit includes reviewing the internal control framework, the internal audit process, the financial reporting practices and the external audit process It ensures that the Board regularly assesses business risks, and their management and mitigation In doing so, the committee places reliance on regular reports from the Executive Risk Committee whose activities are described below In monitoring the financial reporting practices the Audit Committee reviewed accounting policies, areas of judgement, the going concern assumption and compliance with accounting standards and the requirements of the Code The committee also reviewed, prior to publication, the interim and annual financial statements and other major statements affecting the Group concerning price-sensitive information

Appointment of the auditors for non-audit services
The Audit Committee has approved a policy on employing the auditors to provide services other than audit services, which is to require a competitive tender except in narrowly-defined circumstances where the company considers that for confidentiality, past knowledge or other reasons, there is an advantage in using a single tender procurement procedure The committee has determined that the following assignments should not be undertaken by the auditors

- the provision of internal audit services,
- advice on large IT systems

The Board is satisfied that this policy is conducive to the maintenance of auditor independence and objectivity

Other Group committees
Executive Committee
The Executive Committee consists of all the executive directors of the company, senior executives of major Group companies and senior function heads The Chief Executive chairs its meetings The committee meets monthly and directs, controls and reviews the financial and operational performance of all Group companies and divisions, and key issues relating to human resources, communications and legal matters It defines and recommends to the Board forward-looking business plans and budgets Within the delegated authorities framework, the fortnightly investment sub-committee meetings review all major investment proposals affecting the Group's business

The Group has a number of other committees which co-ordinate activities in areas such as risk management, Corporate Social Responsibility improvement (including health, safety and environmental matters), information technology developments and other key activities

Internal control
The Board has applied Principle C 2 of the Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces The Board regularly reviews the process, which has been in place from the start of the year to the date of approval of this report and which is in accordance with Internal Control Guidance for directors on the Code published in July 2003 The Board is responsible for the Group's system of internal control and for reviewing its effectiveness Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material mis-statement or loss

In compliance with provision C 2 1 of the Code, the Board regularly reviews the effectiveness of the Group's system of internal control The Board's monitoring covers all controls, including financial, operational and compliance controls and risk management This process is based principally on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring The Board has also performed a specific assessment for the purpose of this Report and Accounts This assessment considers all significant aspects of internal control arising during the period covered by the report including the work of RMA The Audit Committee assists the Board in discharging its review responsibilities Key elements of the system of internal control are detailed below

A Group-level review is carried out by the members of the Executive Committee to identify the major risks facing the Group and to develop and implement appropriate initiatives to manage those risks This process applies across the Group Key operational and financial risks are identified and assessed at the operating process level, while strategic risks are identified as a part of the business planning process Strategic risk reviews are carried out in each of the operating divisions to identify business risk, evaluate existing controls and develop strategies to manage the risks that remain, the results of which form part of the Board's assessment Updates to these risk assessments are reported to the Executive Committee

An Executive Risk Committee, chaired by the Finance Director, reports to the Executive Committee This committee, which has formally agreed terms of reference, oversees the risk and control framework of the Group and monitors the response to key risk issues identified through the assessment process The committee meets monthly and its findings are reviewed by the Audit Committee as part of an overall process whereby assurance is obtained about the integrity of the risk management and internal control process During 2006 the committee assessed the risk management and the internal control framework of the Taylor Woodrow Group, reviewed business change issues and RMA activities and received presentations from process owners covering 27 areas of the business

Management
The Chief Executive has responsibility for preparing and reviewing a three-year corporate plan and the annual budgets These are subject to formal approval by the Board Budgets are re-examined in comparison with business forecasts throughout the year to ensure they are sufficiently robust to reflect the possible impact of changing economic circumstances The Chief Executive and the Board conduct regular and systematic reviews of actual results and future projections with comparison against budget and prior year, together with various treasury reports Disputes that may give rise to significant litigation or contractual claims are monitored monthly

The Chief Executive conducts quarterly business performance reviews, at which an assessment is made of the progress against objectives, changes to operational risk and adequacy of control The Group has clearly-defined policies, processes and procedures governing all areas of the business, which are accessible using a web-enabled intranet tool, which also facilitates continuous improvement An owner is identified for each process, responsible for risk assessment and process effectiveness Operational compliance responsibilities are also assigned to individual managers For each process, key operational controls have been identified and these are subject to self-assessment Defined authority limits are in place In particular, any investment in land, property and other significant assets, including acquisitions and disposals, require detailed appraisals and are subject to defined authorisation levels and post-investment review procedures Investment decisions, including Private Finance Initiative (PFI) projects, and tenders for contracts are subject to approval by the Board, the Chief Executive or subsidiary operating management, depending on the value and nature of the investment or contract

There is a clearly identifiable organisational structure and a framework of delegated authority approved by the Board within which individual responsibilities of senior executives of Group companies are identified and can be monitored The RMA function oversees a programme of Controls Self Assessments across the UK Development, Construction and North American businesses These activities are reinforced through process compliance and other audits conducted by RMA

The RMA function reviews the effectiveness and efficiency of the systems of internal control in place to safeguard the assets, to quantify, price, transfer, avoid or mitigate risks and to monitor the activities of the Group in accomplishing established objectives Regular reports from these reviews are provided to the Board and reported to the Chief Executive, Audit Committee and management, who consider them on a regular basis The Head of the RMA function has direct access to the Chairman of the Audit Committee and the Chairman and the Chief Executive A database of audit recommendations and improvement initiatives is maintained A monthly follow up routine ensures that such improvements are implemented in a timely manner

Throughout the year the Board continually considers the effectiveness of the Group's internal control systems On 15 February 2007 it completed the annual assessment for the year to 31 December 2006 by reviewing evidence from the Audit Committee, operating divisions, RMA, and by taking account of events since the year-end

The annual employee performance appraisal process is objective-based, with individual objectives cascaded down from the appropriate business objectives Development reviews identify training needs to support achievement of objectives

Whistleblowing
The Group's whistleblowing policy is supported in the UK by an externally-facilitated procedure – 'Safecall' – through which employees of the company may, in confidence, raise concerns about possible improprieties in financial reporting or other matters Safecall is widely publicised within the company During 2006, 22 calls were made to Safecall, covering issues including allegations of inappropriate personal behaviours in the workplace and other operational matters All cases were investigated by the Head of RMA and the closure and outcomes reported to the Audit Committee

Relations with shareholders
The Board actively seeks and encourages engagement with major institutional shareholders and other stakeholders and has put in place arrangements designed to facilitate contact about business, governance, remuneration and other issues This provides the opportunity for meetings with the Chairman, the Senior Independent Director as well as the Chief Executive, Finance Director and other executives in order to establish a mutual understanding of objectives The company also operates a structured programme of investor relations, based on formal announcements and publications covering the full year and interim results There are associated briefings for stockbroking analysts and investors, the presentation material for which is published on the company's website www taylorwoodrow com

All directors receive formal reports and briefings during the year about the company's investor relations programme and receive detailed feedback through surveys, direct contact and other means, through which they are able to develop an understanding of the views of major shareholders about the company

The Board encourages all shareholders to participate in the Annual General Meeting Information about the company and the Group, including full year and interim results and other major announcements, is published on the company's website www taylorwoodrow com

Going concern
After making enquiries, the directors have formed a judgement at the time of approving the financial statements, that there is a reasonable expectation that the Group and the company have adequate resources to continue in operational existence for the foreseeable future For this reason, the directors continue to adopt the going concern basis in preparing the financial statements

Directors' Remuneration Report

Introduction
This Report describes the principles and practices applied by the Board in setting and implementing the Group's reward and incentive arrangements It has been prepared in accordance with Schedule 7A to the Companies Act 1985 ('the Act') and meets the relevant requirements of the Listing Rules of the Financial Services Authority In it, we also describe how the Board has applied the Principles of Good Governance relating to directors' remuneration As required by the Act, a resolution to approve the Report will be proposed at the Annual General Meeting of the company on 2 May 2007

The Act requires the auditors to report to the company's shareholders on certain parts of the Report and to state whether in their opinion those parts of the Report have been properly prepared in accordance with the Act The Report has therefore been divided into separate sections for unaudited and audited information

Unaudited information
Remuneration Committee
The Remuneration Committee is constituted in accordance with the recommendations of the Combined Code Its principal terms of reference are to establish and maintain formal and transparent procedures for developing policy on executive remuneration and for fixing the remuneration packages of individual directors, and to monitor and report on them In discharging these duties, it makes recommendations to the Board The committee's remit includes

- agreeing performance thresholds and targets,
- determining the remuneration of the Chief Executive, executive directors and senior executives of the Group,
- determining amounts payable under the Bonus Plan,
- agreeing awards under the company's discretionary share-based reward plans

The members of the committee during the financial year were Katherine Innes Ker (Committee Chairman), Norman Askew, Mike Davies and Vernon Sankey, all of whom are independent non-executive directors Their details, including attendances at meetings held during 2006, are listed in the Corporate Governance Statement on page 34 None of the committee members has any personal financial interest other than as shareholders, conflicts of interests arising from cross-directorships or day-to-day involvement in running the business No director plays a part in any decisions about his own remuneration

During 2006, the committee reviewed the current and proposed remuneration and reward structure for executive directors and senior managers It considered the structure of the bonus plan, the performance share plan and the associated deferred share arrangements and oversaw the implementation of UK and overseas share plans Sub-committees were established to deal with routine administration and discretionary matters

Advice to the committee and the company
In determining the directors' remuneration for the year, the committee drew on advice from Towers Perrin on directors' remuneration packages Towers Perrin who were appointed in 2003 received fees during 2006 totalling £16,500 (2005 £11,000) They did not provide any other services to the company or the Group

During 2006, the committee appointed New Bridge Street Consultants LLP (NBS) to advise them on remuneration policy, competitive levels and forms of pay and incentive plans for executive directors, to review all equity-based and long-term incentive plans, and to advise the committee of developments and best practices in the areas of both remuneration and related corporate governance requirements NBS received fees in respect of their services in 2006 totalling £35,000 They did not provide any other services to the company or the Group

The committee also consulted Iain Napier as Chief Executive and Alec Luhaste, the Group Director of Human Resources

KPMG LLP advised the company on executive pay and practices, including share-based reward and on the valuation of the company's share plans for the purposes of IFRS 2 They received fees in respect of these services in 2006 totalling £71,300 (2005 £55,700)

Remuneration policy for the executive directors and other senior executives
The company's executive remuneration packages are designed to be attractive, so as to motivate and retain high quality management and to reward them for achieving a high level of corporate performance in line with the best interests of shareholders The performance assessment of the executive directors and key members of senior management and the determination of their annual remuneration package is undertaken by the committee The remuneration packages of the executive directors and senior management include a significant element of performance-related incentive remuneration, set against challenging business performance objectives The committee has procedures in place to monitor the size of potential pay awards In 2006, the proportion of fixed pay of the executive directors was 56 1 per cent (2005 58 3 per cent) and variable pay was 43 9 per cent (2005 41 7 per cent) The committee reviews annually the basis and component parts of executives' reward to ensure that they remain appropriate and competitive

Subject to prior Board approval, executive directors are entitled to accept one board appointment of an external listed company During 2006, Iain Napier and Peter Johnson were respectively non-executive directors of Imperial Tobacco Group plc (ITG) and Shanks Group plc, from which they received the following fees Iain Napier £85,000 (2005 £77,500) (£20,000 of these fees, less statutory deduction, was applied in the purchase of ITG shares) Peter Johnson £32,083 (2005 £18,885 (part year)) Peter Johnson became a director of Oriel Securities Limited on 20 December 2006 and received fees of £1,042 in respect of that period

The Board has agreed that they may retain these fees

Basic salary
The committee reviews the basic salaries of executive directors and members of the Executive Committee annually and whenever an individual changes position or responsibility In deciding appropriate levels, the committee makes its judgement drawing on objective research from Towers Perrin which gives up-to-date information on FTSE 150, FTSE 100 to 150 companies, and an industry-specific comparator group comprising 26 companies representing the housing, development and construction industry The comparator group

consists of Amec, Balfour Beatty, Barratt Developments, Bellway Homes, Berkeley Group Holdings, Bovis Homes Group, British Land, Costain, Crest Nicholson, Galliford Try, George Wimpey, Hammerson, Hanson, John Laing, Kier Group, Lafarge, Lend Lease, Liberty International, M J Gleeson, McCarthy & Stone, Mowlem, Persimmon, Redrow Group, RMC, Slough Estates and Wilson Bowden

Beginning with our principle of paying market median base pay and median to upper-quartile total compensation, the committee considers this research and its own judgement when determining appropriate levels of remuneration, taking into account the scale and scope of individuals' responsibilities and corporate performance Basic salaries were reviewed in November 2006 with any consequent changes being made from 1 January 2007 Reviews take account of the level of remuneration elsewhere in the business

Executive directors' contracts of service, which include details of remuneration, will be available for inspection at the Annual General Meeting and generally as described in the 2007 Annual General Meeting circular

Other benefits, including benefits-in-kind
The executive directors receive additional benefits, principally a company-provided car or an allowance in lieu, life assurance, private medical insurance and participation in an Income Protection Plan Benefits-in-kind are not pensionable

Annual bonus and the deferred bonus plan
The company gives the opportunity for executive directors and senior managers to earn performance-related bonuses The annual targets and objectives that must be met for each financial year are set by the committee, drawing on research by NBS Account is also taken of the relative success of the different parts of the business for which the executive directors are responsible and the extent to which the overall strategic and operational objectives set by the Board are being met

The maximum bonus award that can be made to an executive director in any one year is currently 100 per cent of salary 2006 bonus awards were dependent upon the achievement of a number of 'stretch' business-specific and personal targets The targets include factors which the Board considers to be commercially confidential if disclosed in detail, but which are summarised as follows

- Achievement of specified levels of profit before tax for 2006 A significant element of the bonus is dependent on this target,
- Achievement of improvement in health and safety performance, measured through safety management performance and site inspection results,
- Achievement of specified customer satisfaction ratings,
- Other important and relevant business measures, including return on capital employed, divisional operating profit and specific personal objectives

The majority of the targets were achieved

Bonus awards for executive directors for 2006 ranged from 92 per cent to 99 per cent of basic 2006 salary (2005 74 3 per cent to 98 2 per cent) and for other Executive Committee members from 79 per cent to 97 per cent of basic 2006 salary (2005 45 per cent to 79 per cent)

For 2007, bonus targets have been set based broadly on the 2006 framework

No bonus or deferred bonus is pensionable

Deferred Bonus Plan share matching award
The committee considers that share ownership by executive directors and senior executives strengthens the link between their interests and those of the company's shareholders For the 2006 financial year the executive directors and selected senior executives had the opportunity of participating in the deferred bonus plan by investing some or all of their pre-tax bonus in the purchase of shares in the company on either a gross or net voluntary basis If these shares remain undrawn for a period of three years, the company will match them on a one for one basis, provided that Group Earnings per share (EPS) shall have grown by at least three per cent compound in real terms during the financial years 2006 - 2008 EPS is calculated using the adjusted basic earnings per share as shown in Note 9 to the consolidated financial statements

Executive share-based reward

The Performance Share Plan
In order to incentivise executive directors and other senior executives, the company has established a Performance Share Plan (PSP) The Remuneration Committee is responsible for supervising the plan and for granting or recommending of awards under the PSP Conditional awards of shares are made to participants, entitling them to receive shares of the company at no direct cost Vesting occurs on the third anniversary of the award, provided that the performance criterion is fulfilled The current plan rules have an overriding limit for awards of 200 per cent of basic salary per annum The current general policy is to restrict awards to 125 per cent, other than in exceptional circumstances, such as senior level recruitment

The PSP contains two elements basic awards, which under current policy are restricted to a current maximum of 75 per cent of basic salary and additional enhanced awards, which under current policy are restricted to a current maximum of 50 per cent of basic salary The enhanced awards, introduced in 2005, are made on a discretionary basis to members of the Executive Committee, including the executive directors The vesting criteria for these awards are as follows

<table>
<tr><td colspan="6">BASIC AWARDS</td></tr>
<tr><td colspan="3">The company's EPS outperforms the UK Index of Retail Prices (RPI) by 3 per cent per annum compound over three years</td><td colspan="3">The company's EPS outperforms the RPI by 6 per cent per annum compound over three years</td></tr>
<tr><td colspan="3">50 per cent of award vests</td><td colspan="3">100 per cent of award vests</td></tr>
<tr><td colspan="6">ENHANCED AWARDS</td></tr>
<tr><td colspan="6">Vesting of enhanced awards is dependent on the basic award earnings criterion of 3 per cent first being satisfied</td></tr>
<tr><td colspan="2">Median TSR performance relative to the sector peer group</td><td colspan="2">Better than median TSR performance relative to the sector peer group</td><td colspan="2">Upper quartile TSR performance relative to the sector peer group</td></tr>
<tr><td colspan="2">Nil vesting</td><td colspan="2">40 per cent of the enhanced awards vest</td><td colspan="2">100 per cent of the enhanced awards vest</td></tr>
<tr><td colspan="6">There is a sliding scale between the respective targets
There will be no re-testing of the performance condition</td></tr>
</table>

In 2006, conditional awards were made to 286 participants (2005 296), including two executive directors, in respect of a total of 2,120,036 shares (2005 2,644,102) Of these,1,910,642 were basic awards (2005 2,356,526) and 209,394 were enhanced awards (2005 287,576)

The performance criteria, which apply to all participants in the PSP, were chosen because EPS is considered to be an appropriate indicator of management's success in advancing the performance of the business EPS is calculated as described in Note 9 to the consolidated financial statements TSR was selected in order to incentivise improvement in performance relative to the PSP peer group, whilst continuing to focus on earnings growth The peer group for this purpose consists of Barratt Developments, Bellway, Berkeley Group Holdings, Bovis Homes Group, Crest Nicholson, George Wimpey, McCarthy & Stone, Persimmon, Redrow Group and Wilson Bowden

The company's performance against these criteria is calculated by the Group Financial Controller from audited EPS and published RPI data and verified by the Remuneration Committee

The company is currently examining the present reward arrangements for the senior management team and other key executives in all of our markets The review is focusing on driving superior economic performance and includes consideration of alternatives to the current Annual and Deferred Bonus Plans and the Performance Share Plan

The Board will announce its intentions once the review has been concluded and will consult appropriately with shareholders

Executive Share Option Plan

The Taylor Woodrow Executive Share Option Plan was suspended on 9 October 2003 and is now closed for new awards

All-employee share plans

United Kingdom

The company operates a Sharesave Plan under which all UK team members with at least three months' service can save up to £250 per month and receive three or five year options to acquire the company's shares priced at a discount of up to 20 per cent of market value During 2006, 1,063 employees (25 per cent of those eligible) (2005 847) applied to join the Plan Options were granted over 1,409,702 shares (2005 1,110,690) at an option price of 278 8p per share

A UK Share Purchase Plan was introduced in 2004, under which all UK team members with at least three months' service are permitted to invest up to £1,500 per annum of their pre-tax earned income in the purchase of partnership shares of the company Such shares, if held for a period of three years, attract an award of free matching shares Currently participants receive one matching share for each partnership share purchased During 2006, 1,213 participants contributed to the Plan (2005 1,162) and purchased 303,313 shares (2005 332,622)

The executive directors are eligible to participate in these all-employee plans

Overseas Plans

During 2005, the company implemented an all-employee stock purchase plan in the United States and introduced a share incentive plan in Canada in 2006

The United States Plan is based broadly on the UK Sharesave Plan and entitles participants to contribute funds of up to a US$ amount equivalent to £3,000 per year of their post-tax income to purchase shares of the company at a discount of 15 per cent to the relevant market price

The Canadian Plan is based broadly on the UK Share Purchase Plan and will entitle participants to contribute funds of up to a Can$ amount equivalent to £1,500 per year of their post-tax income to purchase shares of the company which, if held for a period of three years, would be matched by the company

Other matters affecting share plans

The rules of the PSP, the Deferred Bonus Plan, the Executive Share Option Plan and the company's all-employee share plans referred to above provide for the early vesting or exercise of share entitlements in the event of a participant's death or cessation of employment because of a change of control, disability, redundancy or normal retirement

During 2006 the Board amended the Rules of the Deferred Bonus Plan, Performance Share Plan and Sharesave Plan to comply with the Employment Equality (Age) Regulations 2006 to remove the prohibition on granting awards to employees who are within one year of retirement and to set age 65 as the normal retirement age for the purposes of those plans

In accordance with the scheme rules and as indicated in previous Directors' Remuneration Reports, EPS figures for the purpose of performance measurement of share incentive schemes are restated in accordance with International Financial Reporting Standards

Pension arrangements
Details of the Group's principal UK pension schemes are given in Note 20 to the consolidated financial statements

Following changes to the taxation treatment of UK pension schemes in April 2006, the company reviewed the appropriateness of pension provision for all employees This review resulted in a number of employees withdrawing from company pension arrangements In such circumstances the company maintains lump sum life assurance cover and pays an additional salary allowance/supplement to the employee equal to the pension contribution that the company would otherwise have paid

Of the executive directors, Iain Napier and Graeme McCallum withdrew respectively from the Personal Choice Plan (PCP) and the Taylor Woodrow Group Pension and Life Assurance Fund They both retain benefits accrued up to April 2006 in these pension arrangements

Taylor Woodrow Group Pension and Life Assurance Fund
The Fund was closed to new entrants from 31 March 2002 With effect from 1 September 2004, a restriction was applied so as to limit the amount of any increase in pensionable salary of members of this scheme to the lesser of the actual increase in basic salary or the RPI, subject to a maximum of 5 per cent per annum The Fund ceased accrual of benefits on 30 November 2006 and from 1 December 2006 existing active Fund members were invited to participate in the PCP, referred to below and to which members and the company contribute

At 31 December 2006 Graeme McCallum was a deferred member of the Wilson Connolly Holdings section of the Fund Details of Graeme McCallum's accrued pension entitlements under the Fund and the opening and closing transfer values of his accrued pension rights are shown in the tables of directors' pension entitlements on page 45

The company contributed a sum to an individual defined contribution top up arrangement for each member calculated on the full basic salary The company's contributions in respect of Graeme McCallum for the three months to 31 March 2006 totalled £880 (2005 £2,603)

Taylor Woodrow Personal Choice Plan
With effect from 1 April 2002 the company introduced the PCP, a defined contribution Pension Scheme which all new eligible UK team members are invited to join

During the year, Iain Napier and Peter Johnson were members of the PCP, although Iain Napier withdrew from the Plan in April 2006 The company contributed to their plans at the rate of 38 per cent and 34 5 per cent respectively of their basic salary for the relevant periods and these Directors each contributed at the rate of 5 per cent for those periods

Pensions of former directors
Denis Mac Daid retired from the Board on 30 June 2005 His pension is calculated with an assumed retirement date of 5 April 2006 The difference between benefits calculated at that date and Fund benefits at his actual date of retirement is being paid by the company to him by monthly instalments The annual equivalent of this payment is £19,260 This additional payment will increase on 1 May annually in line with increases awarded by the Trustees on Mr Mac Daid's main Fund benefits and the first such increase was paid on 1 May 2006 The additional payment also attracts dependents' benefits in line with his Fund pension

Iain Napier retired from the board on 31 December 2006 but will remain employed by the company until 30 April 2007

Graeme McCallum retired from the Board and the company on attaining his normal retirement age on 16 January 2007

No other arrangements were made during the year for the provision of pensions for former directors

Performance graph
The following graph shows the company's performance, measured by total shareholder return for the five-year period to 31 December 2006, compared with the performance of the FTSE 250 Share Index also measured by total shareholder return The FTSE 250 Share Index has been selected for this comparison because the company is a constituent of that Index and in order to provide consistency of comparison with the 2005 Directors' Remuneration Report

Growth in value of a hypothetical £100 holding over five years


Taylor Woodrow plc
FTSE 250
350
300
250
200
150
100
50
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

This graph has been prepared from information obtained through Datastream It shows the theoretical growth in the value of a shareholding in the company and in FTSE 250 companies over the specified period assuming that dividends are re-invested to purchase additional units of equity at the closing price applicable on the ex-dividend date Historical data are based on the constituent companies at each given date

Directors' Remuneration Report continued

Directors' contracts

It is the company's policy that executive directors should have contracts of employment providing for a maximum of one year's notice However, it may be necessary occasionally to offer longer notice periods to new directors Where this arises, it is the company's policy to reduce the notice period to one year within one year of appointment of the director

Terms and conditions of appointment of all directors are available for inspection as described in the 2007 Annual General Meeting circular to shareholders

The details of the directors' contracts are summarised in the table below

Name	Date of contract	Unexpired term (months)	Notice periods Company (months)	Notice periods Director (months)	Normal retirement age	Current age
Ian Smith	23 December 2006	12	12 *	6	65	53
Peter Johnson	1 November 2002	12	12	12	60	52

* Ian Smith s contract contains a provision which was agreed to in connection with his recruitment that the company shall not serve notice before the earlier of the date of the first PSP award made to him and 31 December 2007

It is the company s policy that liquidated damages should not apply on the termination of an executive director's contract In accordance with this approach payment for early termination of contract (without cause) by the company is in the case of each of the executive directors, to be determined in accordance with normal principles of English law, which requires mitigation of liability on a case-by-case basis Any such payment would typically be determined by reference to the main elements of a director's remuneration namely salary, contractual bonus, benefits in-kind, and pension entitlements The executive directors contracts contain no express provisions relating to a change of control of the company In such event the directors rights and entitlements would be ascertained as stated above

Non-executive directors

None of the non-executive directors has a service contract, as their terms of engagement are regulated by letters of appointment as follows

Name of director	Date of appointment as a director	Date of initial letter of appointment	Term of appointment	Notice period by company (months)	Notice period by director (months)
Norman Askew	29 July 2003	25 July 2003	1 year, reviewed annually	3	3
Mike Davies	13 October 2003	29 September 2003	1 year, reviewed annually	1	1
Katherine Innes Ker ▲	1 July 2001	21 May 2001	1 year, reviewed annually	1	1
Andrew Dougal	18 November 2002	31 October 2002	1 year, reviewed annually	1	1
Vernon Sankey ▲	1 January 2004	15 December 2003	1 year, reviewed annually	1	1

▲ Proposed for re-appointment at the Annual General Meeting

Their fees are determined by the Board based on research of fees paid to non-executive directors of similar companies within the FTSE 150 index and the sector peer group, subject to the aggregate annual limit of £600,000 imposed by the Articles of Association and are reviewed at two-yearly intervals The Chairman's fees were increased on 1 July 2005 from £150,000 to £170,000 per annum and will be reviewed in July 2007 The basic fees of each non-executive director were previously reviewed in January 2005 and were increased on 1 January 2007 from £39,000 to £45,000 The Senior Independent Director and the Remuneration Committee Chairman each receive an additional fee of £5,000 and the Audit Committee Chairman receives an additional fee of £10,000 in respect of these services Non-executive directors cannot participate in any of the company's share option plans and are not eligible to join the company's pension scheme

Directors' Remuneration Report continued

Audited information
Directors' emoluments

	Basic salary/fees £000	Salary supplement in lieu of pension £000	Benefits-in-kind £000*	Bonus in respect of 2006 £000	2006 total £000	2005 total £000	Basic salary/fee p a with effect from 1 1 2007 £000
Executive							
Ian Smith	-	-	-	-	-	-	610▲
Iain Napier	610	219	17	606	1,452	1,335	610†
Peter Johnson	364	22	13	362	761	763	406
Graeme McCallum	329	60	1	306	696	613	329
Denis Mac Daid (former director)	-	-	-	-	-	295	-
Non-executive							
Norman Askew	170	-	-	-	170	160	170
Mike Davies	44	-	-	-	44	43	50
Katherine Innes Ker	44	-	-	-	44	43	50
Andrew Dougal	49	-	-	-	49	47	55
Vernon Sankey	39	-	-	-	39	39	45
Aggregate emoluments	1,649	301	31	1,274	3,255	-	
2005					-	3,338	

Aggregate emoluments of the Executive Committee (excluding executive directors)

	Basic salary/fees £000	Salary supplement in lieu of pension £000	Benefits-in-kind £000*	Bonus in respect of 2006 £000	2006 total £000	2005 total £000	Salary p a with effect from 1 1 2007 £000
8 Members	1,678	44	75	1,363	3,160	4,338	2,116

Notes
* Includes non-cash payments
† Payable for 4 months to 30 April 2007
▲ Payable from 2 January 2007
No expense allowances are paid
No termination payments were made to directors during the year
No payments were made during the year to former directors

Directors' Remuneration Report continued

Directors' share-based reward and options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the company and any other share-based reward granted to or held by the directors Details of the options exercised during the year are

Name of director	Plan	Number of option shares exercised	Exercise price (pence)	Market price at exercise date (pence)	Gains on exercise 2006 £	Gains on exercise 2005 £
Iain Napier	Executive Option	196,754	246 5	356 375	216,183	1,794,637
	Bonus Plan	112,046	-	374 375	419,473	-
	Sharesave	-	-	-	-	12,697
					635,656	1,807,334
Peter Johnson	Executive Option	174,036	246 5	353 491	186,203	563,806
					186,203	563,806
Graeme McCallum	Executive Option	111,561	246 5	356 375	122,578	-
					122,578	-
	Total				944,437	2,371,140

Details of options for directors who served during the year are as follows

Name of director	Plan	1 January 2006	Granted (Number)	Lapsed (Number)	Exercised (Number)	31 December 2006	Exercise price (pence)	Date of Grant	Date from which exercisable	Expiry date
Iain Napier	Executive Option	196,754	-	-	196,754	-	246 5	3 10 03	3 10 06	2 10 13
	Bonus Plan									
	Matching award	112,046	-	-	112,046	-	-	7 4 03	7 4 06	6 4 13
	Matching award	109,232	-	-	-	109,232	-	2 4 04	2 4 07	1 4 14
	Matching award	24,073	-	-	-	24,073	-	8 4 05	8 4 08	7 4 15
	Performance Share Plan	142,857	-	-	-	142,857	-	10 5 04	10 5 07	9 5 09
	Performance Share Plan	227,272	-	-	-	227,272	-	7 9 05	7 9 08	6 9 10
	Performance Share Plan	-	197,923[2]	-	-	197,923	-	12 4 06	12 4 09	11 4 11
	Total	812,234	197,923	-	308,800	701,357				
Peter Johnson	Executive Option	174,036	-	-	174,036	-	246 5	3 10 03	3 10 06	2 10 13
	Sharesave	8,037	-	-	-	8,037	197 2	7 10 03	1 12 08	31 5 09
	Bonus Plan									
	Matching award	52,636	-	-	-	52,636	-	2 4 04	2 4 07	1 4 14
	Matching award	-	9,858[1]	-	-	9,858	-	7 4 06	7 4 09	7 5 12
	Performance Share Plan	84,905	-	-	-	84,905	-	10 5 04	10 5 07	9 5 09
	Performance Share Plan	132,410	-	-	-	132,410	-	7 9 05	7 9 08	6 9 10
	Performance Share Plan	-	92,406[2]	-	-	92,406	-	12 4 06	12 4 09	11 4 11
	Total	452,024	102,264	-	174,036	380,252				
Graeme McCallum	Executive Option	111,561	-	-	111,561	-	246 5	3 10 03	3 10 06	2 10 13
	Sharesave	4,177	-	-	-	4,177	226 8	7 10 04	1 12 07	31 5 08
	Performance Share Plan	80,862	-	-	-	80,862	-	10 5 04	10 5 07	9 5 09
	Performance Share Plan	100,078	-	-	-	100,078	-	7 9 05	7 9 08	6 9 10
	Total	296,678	-	-	111,561	185,117				

1 Market value per share on date of grant 7 April 2006 was 403 5 pence
2 Market value per share on date of grant 12 April 2006 was 382 pence

There have been no variations to the terms and conditions or performance criteria for outstanding share options during the financial year

The performance criteria relating to the Deferred Bonus Plan and the Performance Share Plan appear earlier in this Directors' Remuneration Report These plans replaced the Executive Bonus Plan and Executive Share Option Plan, which were subject to EPS–related performance conditions

Awards vesting under the Executive Bonus Plan and Executive Share Option Plan in 2006 achieved the EPS-related performance conditions and were consequently able to be exercised in full

The market price of the ordinary shares at 31 December 2006 was 426 25p and the range during the year was 303 25p to 436p

Directors' interests in shares and Loan Notes of the company

Directors' interests in 25 pence ordinary shares held (fully paid) and Floating Rate Unsecured Loan Notes 2008

	at 1 1 06 25p ordinary shares	Loan Notes†	at 31 12 06 25p ordinary shares	Loan Notes†	Executive directors share interests at 31 December 2006 expressed as a percentage of basic salary
Norman Askew	9,974	-	9,974	-	
Iain Napier	271,951*	-	134,555*	-	94%
Peter Johnson	84,549*	-	94,407*	-	99%
Graeme McCallum	102,123	172,890	102,123	172,890	132%
Mike Davies	5,000	-	5,000	-	
Katherine Innes Ker	1,000	-	1,000	-	
Andrew Dougal	5,000	-	5,000	-	
Vernon Sankey	10,778	-	10,778	-	

* Includes 1,250 ordinary shares held by Halifax Corporate Trustees Limited under the Taylor Woodrow 2004 Share Purchase Plan

† The Floating Rate Unsecured Loan Notes 2008 were created on 31 August 2003 in connection with the acquisition of Wilson Connolly Holdings plc

At 31 December 2006, each executive director had a notional interest in 6,039,845 ordinary shares of the company, being unappropriated ordinary shares held by the trustee of the Taylor Woodrow Group ESOP Trust in connection with the Taylor Woodrow Executive Share Option Plan and the Executive Bonus Plan, by the trustee of the Taylor Woodrow 2004 Employee Benefit Trust in connection with the Taylor Woodrow Performance Share Plan, the 2004 Deferred Bonus Plan and the 2004 Sharesave Plan, by the trustee of the Wilson Connolly Employee Share Trust in connection with the Wilson Connolly Incentive Share Plan and the trustee of the Wilson Connolly QUEST in connection with the Wilson Connolly Savings-Related Share Option Scheme

Executives' shareholdings in the company
During January 2006 the Remuneration Committee approved a proposal recommending that executives accumulate holdings of Taylor Woodrow plc shares by April 2007 with values representing the following percentages of basic salary

	Target holding	Average holding at 31 December 2006
Executive directors of Taylor Woodrow plc	100%	122%
UK members of the Group Executive Committee	75%	162%
North American members of the Group Executive Committee	100%	N/A
UK Regional Managing Directors and other executives eligible to participate in the Deferred Bonus Plan	50%	50%

Directors' Remuneration Report continued

Directors' pension entitlements

Defined benefit schemes

Graeme McCallum is a member of the Taylor Woodrow Group Pension and Life Assurance Fund He has enhanced rights, which entitle him to benefits at the age of 60 His accrued rights under the scheme are as follows

Accrued pension 31 December 2005 £	Increase in accrued pension in the year £	Increase in accrued pension in the year including inflation £	Transfer value in respect of increase in accrued pension £	Accrued pension 31 December 2006 £
6,307	440	213	3,522	6,747

The following table sets out the transfer value of Graeme McCallum's accrued benefits under the scheme calculated in a manner consistent with 'Retirement Benefit Schemes – Transfer Values (GN 11)' published by the Institute of Actuaries and the Faculty of Actuaries

Transfer value 31 December 2005 £	Contributions made by the director £	Increase in transfer value in the year net of contributions £	Transfer value 31 December 2006 £
138,506	1,320	13,416	153,242

The transfer values disclosed above do not represent a sum paid or payable to the director Instead they represent a potential liability of the pension scheme Increases in transfer values resulted from increases in salary and pensionable service Until 30 November 2006 members of the scheme had the option to pay Additional Voluntary Contributions, neither the contributions nor the resulting benefits are included in the above tables

Money purchase schemes

Two directors are members of money purchase schemes Contributions paid by the company in respect of these directors were as follows

Name of director	2006 £	2005 £
Iain Napier	6,600	26,175
Peter Johnson	98,833	20,940

Approval

This report was approved by the Board of directors on 19 February 2007 and signed on its behalf by the committee Chairman

Katherine Innes Ker
19 February 2007

Directors' Responsibilities Statement

The directors are responsible for preparing the Annual Report and Accounts and the financial statements The directors are required to prepare accounts for the Group in accordance with International Financial Reporting Standards (IFRSs) and have chosen to prepare company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP)

In the case of UK GAAP accounts, the directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period In preparing these financial statements, the directors are required to

- Select suitable accounting policies and then apply them consistently,
- Make judgments and estimates that are reasonable and prudent,
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements,
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' Report and Directors' Remuneration Report which comply with the requirements of the Companies Act 1985

In the case of IFRS accounts International Accounting Standard 1 requires that financial statements present fairly for each financial year the company's financial position, financial performance and cash flows This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards Directors are also required to

- Properly select and apply accounting policies,
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information,
- Provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance,
- Prepare the accounts on a going concern basis unless, having assessed the ability of the company to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so

The directors are responsible for the maintenance and integrity of the company website Legislation in the United Kingdom governing the preparation and dissemination of financial statements differ from legislation in other jurisdictions

Independent Auditors' Report to the members of Taylor Woodrow plc

We have audited the Group financial statements of Taylor Woodrow plc for the year ended 31 December 2006 which comprise the Income Statement, the Balance Sheet, the Cash Flow Statement, the Statement of Recognised Income and Expense, the related notes 1 to 35 and the reconciliation of changes in shareholders' equity These Group financial statements have been prepared under the accounting policies set out therein We have also audited the information in the Directors' Remuneration Report that is described as having been audited

We have reported separately on the parent company financial statements of Taylor Woodrow plc for the year ended 31 December 2006

This report is made solely to the company's members, as a body in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985 We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements The information given in the Directors' Report includes that specific information presented in the Chief Executive's Review that is cross referred from the Introduction to the Directors' Report

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures
We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements Our responsibilities do not extend to any further information outside the Annual Report

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group s circumstances consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited

Opinion
In our opinion

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation,
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985,
- the information given in the Directors' Report is consistent with the Group financial statements

Separate opinion in relation to IFRSs
As explained in the accounting policies note to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
19 February 2007

Accounting Policies

Basis of accounting
The consolidated financial statements have been prepared in accordance with applicable International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as adopted for use in the European Union and as issued by the International Accounting Standards Board

The consolidated financial statements have been prepared on the historical cost basis, except where stated below The principal accounting policies adopted are set out below

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities controlled by the company (its subsidiaries) made up to 31 December each year Control is achieved where the company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i e discount on acquisition) is credited to profit and loss in the period of acquisition The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group All intra-Group transactions, balances, income and expenses are eliminated on consolidation

Joint ventures are consolidated under the equity accounting method rather than the alternative treatment of proportionate consolidation allowed under IAS 31 'Interests in joint ventures'

Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or jointly controlled entity at the date of acquisition

Goodwill is recognised as an asset and reviewed for impairment at least annually Any impairment is recognised immediately in profit or loss and is not subsequently reversed

On disposal of a subsidiary or jointly-controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal

Revenue
Revenue comprises the fair value of the consideration received or receivable, net of value-added tax, rebates and discounts and after eliminating sales within the Group

Revenue and profit are recognised as follows

(a) Private housing development properties and land sales

Revenue is recognised at the fair value of the consideration received or receivable on legal completion

(b) Contracting work

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date This is normally measured by surveys of work performed to date Variations in contract work, claims and incentive payments are included to the extent that it is probable that they will result in revenue and they are capable of being reliably measured

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable Contract costs are recognised as expenses in the period in which they are incurred When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately

Tender costs for construction
Significant tender costs are treated as recoverable once the directors consider that it is probable that the contract will be won This is presumed to be when preferred bidder status is awarded

Foreign currencies
The individual statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency) Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies other than the functional currency are retranslated at the rates prevailing on the balance sheet date Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined Gains and losses arising on retranslation are included in net profit or loss for the period

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date Income and expense items are translated at the average exchange rates for the period unless

exchange rates fluctuate significantly when a monthly average exchange rate is used instead Exchange differences arising are classified as reserves and transferred to the Group's translation reserve Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRS as assets and liabilities denominated in the functional currency of the company in which they arise

The Group enters into forward contracts and currency options in order to hedge its exposure to certain foreign exchange transaction risks relating to the functional currency in accordance with Group policy It also uses foreign currency borrowings and currency swaps to hedge its net investment exposure to certain overseas subsidiaries (see below for details of the Group's accounting policies in respect of such derivative financial instruments)

Operating leases
Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease Benefits received and receivable (and costs paid and payable) as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term

Property and plant
Land and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation, determined from market-based evidence by appraisal undertaken by professional valuers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date

Any revaluation increase arising on the revaluation of such land and buildings is credited to the properties revaluation reserve, except to the extent that it reverses a revaluation decrease for the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged A decrease in carrying amount arising on the revaluation of such land and buildings is charged as an expense to the extent that it exceeds the balance, if any, held in the properties revaluation reserve relating to a previous revaluation of that asset

On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus remaining in the properties revaluation reserve is transferred directly to accumulated profits

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives Depreciation is charged, where material, on buildings over the expected useful life of the asset Other assets are depreciated using the straight-line method, on the following bases

Plant, fixtures and equipment 20 - 25 per cent

Computer equipment 33 per cent

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss

Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument

Trade receivables and other receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts

Financial Liability and Equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities

Borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise

Trade payables
Trade payables on normal terms are not interest bearing and are stated at their nominal value Trade payables on extended terms, particularly in respect of land, are recorded at their fair value at the date of acquisition of the asset to which they relate The discount to nominal value is amortised over the period of the credit term and charged to finance costs

Equity instruments
Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs

Derivative financial instruments and hedge accounting
The Group uses forward exchange contracts and currency options to hedge transactions denominated in foreign currencies The Group also uses foreign currency borrowings and currency swaps to hedge its net investment exposure to movements in exchange rates on translation of certain individual financial statements denominated in foreign currencies other than pounds sterling which is the functional currency of the company Interest rate derivaties are used to manage interest rate risk in respect of specific borrowings The Group does not use derivative financial instruments for speculative purposes

The use of financial derivatives is governed by the Group's policies approved by the Board of directors, which provide written principles on the use of financial derivatives Changes in the fair value of derivative financial instruments that are designated and effective as hedges of net investments in foreign operations are recognised directly in reserves and the ineffective portion, if any, is recognised immediately in the income statement

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting At that time, any cumulative gain or loss on the hedging instrument recognised in reserves is retained in reserves until the forecasted transaction occurs If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in reserves is transferred to the income statement for the period

Inventories
Inventories, details of which are shown in Note 14, are stated at the lower of cost and net realisable value Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution

Taxation
The tax expense represents the sum of the tax currently payable and deferred tax

Current tax
The tax currently payable is based on taxable profit for the year Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future

Deferred taxation is measured on a non-discounted basis using the tax rates and laws that have then been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in reserves

Share-based payments
The Group has applied the requirements of IFRS 2 'Share-based payments' In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005

The Group issues equity-settled share-based payments to certain employees Equity-settled share-based payments are measured at fair value at the date of grant The fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest

Employee benefits
The Group accounts for pensions and similar benefits under IAS 19 'Employee Benefits' In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value The operating and financing costs of such plans are recognised separately in the income statement, service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise Actuarial gains and losses are recognised immediately in the statement of recognised income and expense, rather than the 'corridor method' alternative available under IAS 19

Payments to defined contribution schemes are charged as an expense as they fall due

Consolidated Income Statement for the year to 31 December 2006

	Note	2006 £m	2005 £m
Continuing operations			
Revenue Group and share of joint ventures		3,679 0	3,556 4
Less share of joint ventures		(106 9)	(79 5)
Consolidated revenue	3	3,572 1	3,476 9
Cost of sales		(2,933 4)	(2,831 7)
Gross profit		638 7	645 2
Profit on disposal of properties and investments	4	9 1	10 2
Administrative expenses		(200 1)	(195 4)
Share of results of joint ventures		22 1	15 0
Profit from operations	4	469 8	475 0
Interest receivable		9 1	8 3
Finance costs	6	(73 3)	(72 3)
Profit before tax		405 6	411 0
Tax	7	(115 0)	(124 5)
Profit for the year		290 6	286 5
Attributable to			
Equity holders of the parent	29	289 5	285 7
Minority interest		1 1	0 8
		290 6	286 5
Earnings per share			
From continuing operations			
Basic	9	50 5p	50 6p
Diluted	9	50 1p	49 8p

Consolidated Statement of Recognised Income and Expense
for the year to 31 December 2006

	2006 £m	2005 £m
Net exchange differences on translation of foreign operations	(49 0)	36 4
Actuarial losses on defined benefit pension schemes	(1 6)	(73 3)
Tax on actuarial losses taken directly to equity	0 5	22 0
Net surplus on revaluation	1 0	-
Net expense recognised directly in equity	(49 1)	(14 9)
Profit for the year	290 6	286 5
Total recognised income for the year	241 5	271 6
Attributable to		
Equity holders of parent	240 4	270 8
Minority interests	1 1	0 8
	241 5	271 6

Reconciliation of movements in consolidated equity for the year to 31 December 2006

	2006 £m	2005 £m
Total recognised income for the year	241 5	271 6
Dividends on equity shares	(79 7)	(71 3)
New share capital subscribed	3 8	9 8
Proceeds from sale of own shares	15 0	7 3
Purchase of own shares	(6 1)	-
Increase in share-based payment tax reserve	4 2	1 2
Credit to equity relating to own shares	-	1 3
Share-based payment credit	6 1	5 9
Cash cost of satisfying share options	(8 0)	-
Increase (decrease) in other reserve	(0 6)	0 6
Decrease in minority interests	-	(0 9)
Net increase in equity	176 2	225 5
Opening equity	1,929 3	1,703 8
Closing equity	2,105 5	1,929 3

Consolidated Balance Sheet at 31 December 2006

	Note	2006 £m	2005 £m
Non-current assets			
Goodwill	10	363 1	363 9
Property and plant	11	25 5	24 4
Interests in joint ventures	12	56 2	92 1
Trade and other receivables	15	56 0	37 2
Deferred tax assets	13	95 4	101 2
		596 2	618 8
Current assets			
Inventories	14	2,946 5	2,699 6
Trade and other receivables	15	294 9	278 3
Tax receivables		19 7	3 6
Cash and cash equivalents	15	236 5	197 3
		3,497 6	3,178 8
Total assets		4,093 8	3,797 6
Current liabilities			
Trade and other payables	19	(926 0)	(822 1)
Tax payables		(74 1)	(61 6)
Debenture loans	17	(2 5)	(6 5)
Bank loans and overdrafts	16	(12 3)	(9 0)
		(1,014 9)	(899 2)
Net current assets		2,482 7	2,279 6
Non-current liabilities			
Trade payables	19	(123 1)	(76 2)
Debenture loans	17	(610 6)	(638 0)
Bank loans	16	(2 4)	(0 7)
Retirement benefit obligation	20	(208 6)	(222 5)
Deferred tax liabilities	13	(0 8)	(0 9)
Long-term provisions	21	(27 9)	(30 8)
		(973 4)	(969 1)
Total liabilities		(1,988 3)	(1,868 3)
Net assets		2,105 5	1,929 3
Equity			
Share capital	22	148 5	148 0
Share premium account	23	758 8	756 2
Revaluation reserve	24	1 5	0 5
Own shares	25	(45 0)	(53 9)
Share-based payment tax reserve	26	8 2	4 0
Capital redemption reserve	27	31 5	31 5
Other reserve		4 8	5 4
Translation reserve	28	(19 1)	29 9
Retained earnings	29	1,214 3	1,006 8
Equity attributable to equity holders of the parent		2,103 5	1,928 4
Minority interests		2 0	0 9
Total equity		2,105 5	1,929 3

The financial statements were approved by the Board of directors and authorised for issue on 19 February 2007 They were signed on its behalf by

N B M Askew
Director

P T Johnson
Director

Consolidated Cash Flow Statement for the year to 31 December 2006

	Note	2006 £m	2005 £m
Net cash from operating activities	30	57 0	130 2
Investing activities			
Interest received		9 1	8 3
Dividends received from joint ventures		22 6	3 0
Proceeds on disposal of properties, plant and investments, including joint ventures		48 0	13 9
Purchases of properties, plant and investments		(6 7)	(6 3)
Amounts invested in joint ventures		(9 2)	(22 8)
Amounts repaid by joint ventures		5 3	27 2
Net cash from investing activities		69 1	23 3
Financing activities			
Equity dividends paid		(79 7)	(71 3)
Dividends paid by subsidiaries to minority shareholders		(0 1)	(0 9)
Issue of ordinary share capital		3 3	9 8
Proceeds from sale of own shares		15 9	7 3
Purchase of own shares		(12 4)	-
New debenture loans raised		-	1 8
New bank loans raised		608 7	410 2
Repayment of debenture loans		(4 3)	(18 5)
Repayment of bank loans		(600 9)	(416 2)
Decrease in bank overdrafts		(2 7)	(2 3)
Net cash used in financing activities		(72 2)	(80 1)
Net increase/(decrease) in cash and cash equivalents		53 9	73 4
Cash and cash equivalents at beginning of year		197 3	114 9
Effect of foreign exchange rate changes		(14 7)	9 0
Cash and cash equivalents at end of year		236 5	197 3

Notes to the Consolidated Financial Statements for year to 31 December 2006

1 General information

Taylor Woodrow plc is a company incorporated in the United Kingdom under the Companies Act 1985 The address of the registered office is given on page 90 The nature of the Group's operations and its principal activities are set out in Note 3 and in the Chief Executive's Review on pages 5 to 27

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates Foreign operations are included in accordance with the policies set out on pages 48 and 49

Key sources of estimation uncertainty and critical accounting judgments

Site valuations and work in progress

Internal site valuations are carried out at regular intervals throughout the year The valuations will include an estimation of the costs to complete and remaining revenues, in order to determine the profit that the Group is able to recognise on the proportion of completions in the period, for each development In addition, the carrying value of work in progress can involve considerable judgment around future margins from sites in assessing whether any impairment provisions need to be recognised

Impairment of goodwill

The determination of whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated The value in use calculation requires an estimate of the future cash flows expected to arise from the cash generating unit, the future growth rate of revenue and costs, and a suitable discount rate The carrying amount of goodwill at the balance sheet date was £363 1m

Contracting work

Profits in respect of contracts will be recognised by reference to the stage of completion when an estimate of a profitable outcome can be measured reliably Determining the outcome of a contract will require a survey This includes an estimate of the value of costs to complete and in certain instances estimates of the contract price as well as any variations in the contract work

Contingent liabilities

Note 31 describes an ongoing legal dispute in Florida In making its judgment management considered the detailed criteria for the recognition of a provision set out in IAS 37, and in particular the existence of a present obligation Having taken legal advice, the directors are satisfied that recognition of a provision in the current year is not appropriate for all aspects of the dispute and that some of the circumstances give rise to a possible obligation whose existence will be confirmed by the occurrence of uncertain future events

Pensions

Note 20 details the main assumptions made for the accounting of the Group's defined benefit pension schemes

Tax

Aspects of tax accounting require considerable management judgment and interpretation of tax legislation across many jurisdictions

2 Revenue

An analysis of the Group's revenue is as follows

	2006 £m	2005 £m
Housing	3,021 5	2,785 7
Construction	550 6	499 2
Property	-	192 0
Consolidated revenue	3,572 1	3,476 9
Interest receivable	9 1	8 3
	3,581 2	3,485 2

3 Business and geographical segments

Business segments

For management purposes, the Group is currently organised into four operating divisions – Housing - United Kingdom, Housing – North America, Housing – Spain and Gibraltar, and Construction From 2006, the Property sector is no longer separately reported These divisions are the basis on which the Group reports its primary segment information

Segment information about these businesses is presented below

2006	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Construction £m	Consolidated £m
Revenue						
External sales	1,759 2	1,170 2	92 1	3,021 5	550 6	3,572 1
Inter-segment sales	4 1	-	-	4 1	60 8	64 9
Eliminations	(4 1)	-	-	(4 1)	(60 8)	(64 9)
Total revenue	1,759 2	1,170 2	92 1	3,021 5	550 6	3,572 1
Share of joint ventures' revenue	82 8	24 1	-	106 9	-	106 9
Group and share of joint ventures	1,842 0	1,194 3	92 1	3,128 4	550 6	3,679 0
Result						
Profit before joint ventures	206 8	206 4	26 4	439 6	8 1	447 7
Share of joint ventures' profit*	14 7	14 9	-	29 6	-	29 6
Profit*	221 5	221 3	26 4	469 2	8 1	477 3
Share of joint ventures' interest and tax	(6 1)	(1 4)	-	(7 5)	-	(7 5)
Profit from operations	215 4	219 9	26 4	461 7	8 1	469 8
Finance costs, net						(64 2)
Profit before tax						405 6
Tax						(115 0)
Profit for the year						290 6

*Profit is profit from operations before joint ventures interest and tax

Other information						
Property and plant additions	2 5	1 7	0 3	4 5	2 2	6 7
Depreciation - plant	1 1	1 1	0 1	2 3	5 4	7 7
Assets						
Segment assets	2,310 5	868 7	173 7	3,352 9	100 7	3,453 6
Share of joint ventures' assets	53 3	54 1	-	107 4	3 3	110 7
Eliminations	(35 4)	(34 7)	-	(70 1)	-	(70 1)
	2,328 4	888 1	173 7	3,390 2	104 0	3,494 2
Goodwill						363 1
Cash and cash equivalents						236 5
Consolidated total assets						4,093 8

Notes to the Consolidated Financial Statements for year to 31 December 2006

3 Business and geographical segments continued

2006	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Construction £m	Consolidated £m
Liabilities						
Segment liabilities	(754 0)	(310 9)	(84 1)	(1,149 0)	(211 5)	(1,360 5)
Share of joint ventures' liabilities	(35 4)	(34 7)	-	(70 1)	-	(70 1)
Eliminations	35 4	34 7	-	70 1	-	70 1
	(754 0)	(310 9)	(84 1)	(1,149 0)	(211 5)	(1,360 5)
Gross debt						(627 8)
Consolidated total liabilities						(1,988 3)
Capital employed**	1,574 4	577 2	89 6	2,241 2	(107 5)	2,133 7
Goodwill						363 1
Net debt						(391 3)
Net assets						2,105 5

**The Group is unable to allocate the defined benefit pension scheme assets and liabilities on an actuarial basis by entity However for the purposes of the segmental analysis above the Group has allocated the deficit on the basis of members in the plan This allocation is performed solely for the purposes of providing a more meaningful segmental analysis and is not an appropriate apportionment in accordance with IAS 19

2005	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Property £m	Construction £m	Consolidated £m
Revenue							
External sales	1,607 9	1,102 1	75 7	2,785 7	192 0	499 2	3,476 9
Inter-segment sales	4 8	-	-	4 8	-	71 1	75 9
Eliminations	(4 8)	-	-	(4 8)	-	(71 1)	(75 9)
Total revenue	1,607 9	1,102 1	75 7	2,785 7	192 0	499 2	3,476 9
Share of joint ventures' revenue	39 5	39 7	-	79 2	-	0 3	79 5
Group and share of joint ventures	1,647 4	1,141 8	75 7	2,864 9	192 0	499 5	3,556 4
Result							
Profit before joint ventures	227 4	185 6	23 0	436 0	15 7	8 3	460 0
Share of joint ventures' profit*	6 0	14 0	-	20 0	-	0 5	20 5
Profit*	233 4	199 6	23 0	456 0	15 7	8 8	480 5
Share of joint ventures' interest and tax	(5 4)	(0 1)	-	(5 5)	-	-	(5 5)
Profit from operations	228 0	199 5	23 0	450 5	15 7	8 8	475 0
Finance costs, net							(64 0)
Profit before tax							411 0
Tax							(124 5)
Profit for the year							286 5
Other information							
Property and plant additions	0 9	1 4	0 1	2 4	-	3 8	6 2
Depreciation - plant	1 1	0 8	0 2	2 1	-	3 7	5 8

3 Business and geographical segments continued

2005	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Property £m	Construction £m	Consolidated £m
Assets							
Segment assets	2,160 2	746 9	121 5	3,028 6	25 2	152 6	3,206 4
Share of joint ventures' assets	133 7	55 9	-	189 6	-	-	189 6
Eliminations	(133 5)	(26 1)	-	(159 6)	-	-	(159 6)
	2,160 4	776 7	121 5	3,058 6	25 2	152 6	3,236 4
Goodwill							363 9
Cash and cash equivalents							1973
Consolidated total assets							3,7976
Liabilities							
Segment liabilities	(575 3)	(281 1)	(64 0)	(920 4)	(174)	(276 3)	(1,214 1)
Share of joint ventures' liabilities	(133 5)	(26 1)	-	(159 6)	-	-	(159 6)
Eliminations	133 5	26 1	-	159 6	-	-	159 6
	(575 3)	(281 1)	(64 0)	(920 4)	(174)	(276 3)	(1,214 1)
Gross debt							(654 2)
Consolidated total liabilities							(1,868 3)
Capital employed**	1,585 1	495 6	575	2,138 2	78	(123 7)	2,022 3
Goodwill							363 9
Net debt							(456 9)
Net assets							1,929 3

Geographical segments

The Group's operations are located primarily in the United Kingdom and North America The Group's housing divisions are already segmented geographically above The construction division is primarily located in the United Kingdom

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services

	Sales revenue by geographical market 2006 £m	2005 £m
United Kingdom	2,243 6	2,248 4
North America	1,170 1	1,102 1
Rest of the world	158 4	126 4
	3,572 1	3,476 9

3 Business and geographical segments continued

The following is an analysis of the carrying amount of segment assets, and additions to property and plant, analysed by the geographical area in which the assets are located

	Carrying amount of segment assets		Additions to property and plant	
	2006 £m	2005 £m	2006 £m	2005 £m
United Kingdom	2,854 9	2,725 5	2 6	1 2
North America	1,012 3	902 2	1 7	1 4
Rest of the world	226 6	169 9	2 4	3 6
	4,093 8	3,797 6	6 7	6 2

4 Profit from operations

Profit from operations includes	2006 £m	2005 £m
Profit on disposal of investments	9 0	7 1
Profit on disposal of fixed assets	0 1	-
Profit on disposal of investment and other non-current property	-	3 1
Profit on disposal of property and investments	9 1	10 2

Profit from operations has been arrived at after charging (crediting)	2006 £m	2005 £m
Cost of inventories recognised as expense	2,903 8	2,825 0
Specific write-downs of inventories	35 3	15 6
Reversal of specific write-downs of inventories	(5 7)	(8 9)
Depreciation - plant	7 7	5 8
Minimum lease payments under operating leases recognised in income for the year	13 6	6 0
Auditors' remuneration for assurance services		
Recurring – external audit of Group and Company	0 3	0 2
Non-recurring – IFRS restatement audit	-	0 1
Other services pursuant to legislation	0 1	0 1
Other assurance	0 1	0 1
Auditors' remuneration for other services		
Recurring – external audit of Subsidiaries	0 4	0 4
Tax services	0 1	0 8

5 Staff costs

	2006 Number	2005 Number
Average number employed		
Housing United Kingdom	2,658	2,971
Housing North America	1,108	984
Housing Spain and Gibraltar	157	167
Construction	4,235	4,006
Property	-	4
	8,158	8,132
United Kingdom	4,079	4,472
Overseas	4,079	3,660
	8,158	8,132

5 Staff costs continued

	£m	£m
Remuneration		
Wages and salaries	245 6	225 9
Social security costs	23 3	21 7
Other pension costs	15 2	15 7
	284 1	263 3

6 Finance costs

	2006 £m	2005 £m
Interest on bank overdrafts and loans	22 9	20 6
Interest on debenture loans	41 2	42 1
	64 1	62 7
Amortisation of discount on land creditors	6 5	5 4
Notional interest on pension liability (note 20)	2 7	4 2
	73 3	72 3

7 Tax

		2006 £m	2005 £m
Current tax			
UK corporation tax	Current year	58 8	111 8
	Prior year	(9 9)	(9 7)
Relief for foreign tax		(8 3)	(63 0)
Foreign tax	Current year	80 4	82 3
	Prior year	(8 3)	14 2
		112 7	135 6
Deferred tax			
UK	Current year	(3 0)	9 0
	Prior year	(0 2)	1 2
Foreign	Current year	(4 8)	(7 3)
	Prior year	10 3	(14 0)
		2 3	(11 1)
		115 0	124 5

Corporation tax is calculated at 30 per cent (2005 30 per cent) of the estimated assessable profit for the year in the UK

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions

Deferred tax recognised in the Group statement of recognised income and expense is due to actuarial gains on post-retirement liability

Notes to the Consolidated Financial Statements for year to 31 December 2006

7 Tax continued

The charge for the year can be reconciled to the profit per the income statement as follows

	2006 £m	2005 £m
Profit before tax	405 6	411 0
Tax at the UK corporation tax rate of 30% (2005 30%)	121 7	123 3
Over provision in respect of prior years	(8 1)	(8 3)
Tax effect of share of results of joint ventures	(4 8)	(4 5)
Tax effect of expenses that are not deductible in determining taxable profit	4 8	12 0
Non taxable income	(22 5)	(18 0)
Net overseas income receivable	-	0 6
Effect of higher rates of tax of subsidiaries operating in other jurisdictions	19 8	20 5
Other	4 1	(1 1)
Tax expense for the year	115 0	124 5

8 Dividends

	2006 £m	2005 £m
Amounts recognised as distributions to equity holders in the year		
Final dividend for the year ended 31 December 2005 of 8 9p (2004 8 1p) per share	51 0	45 5
Interim dividend for the year ended 31 December 2006 of 5 0p (2005 4 5p) per share	28 7	25 8
	79 7	71 3
Proposed final dividend for the year ended 31 December 2006 of 9 75p (2005 8 9p) per share	57 6	51 0

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements

9 Earnings per share

From continuing operations

	2006	2005
Basic	50 5p	50 6p
Diluted	50 1p	49 8p

The calculation of the basic and diluted earnings per share is based on the following data

Earnings	2006 £m	2005 £m
Earnings for basic earnings per share and diluted earnings per share	289 5	285 7

Weighted average number of shares	2006 m	2005 m
For basic earnings per share	572 9	564 6
Weighted average of dilutive options	5 0	7 8
Weighted average of dilutive awards under bonus plans	0 5	1 1
For diluted earnings per share	578 4	573 5

10 Goodwill

	£m
Cost and carrying amount	
At 1 January 2005	363 2
Changes in exchange rates	0 7
At 31 December 2005	363 9
Changes in exchange rates	(0 8)
At 31 December 2006	363 1

Goodwill of £357 5m (2005 £357 5m) is allocated to the UK Housing business The recoverable amount in respect of UK Housing has been determined on the basis of the current business plan which extends for six years

Key assumptions are

(i) Gross margins are consistent with latest forecasts

(ii) A pre-tax discount rate of 11 1 per cent based on the Group's weighted average cost of capital

11 Property and plant

	Freehold land and buildings £m	Plant £m	Total £m
Cost or valuation			
At 1 January 2005	7 5	55 7	63 2
Changes in exchange rates	-	0 5	0 5
Additions	-	6 2	6 2
Disposals	(0 3)	(2 8)	(3 1)
At 31 December 2005	7 2	59 6	66 8
Changes in exchange rates	-	(0 7)	(0 7)
Additions	-	6 7	6 7
Disposals	-	(2 0)	(2 0)
Net surplus on revaluation	2 4	-	2 4
At 31 December 2006	9 6	63 6	73 2
Comprising			
Properties valued			
Cost	9 3	-	9 3
Net surplus	0 3	-	0 3
Valuation in 2006	9 6	-	9 6
Others not valued - cost	-	63 6	63 6
	9 6	63 6	73 2
Accumulated depreciation			
At 1 January 2005	-	39 0	39 0
Changes in exchange rates	-	0 3	0 3
Disposals	-	(2 7)	(2 7)
Charge for the year	-	5 8	5 8
At 31 December 2005	-	42 4	42 4
Changes in exchange rates	-	(0 4)	(0 4)
Disposals	-	(2 0)	(2 0)
Charge for the year	-	7 7	7 7
At 31 December 2006	-	47 7	47 7

11 Property and plant continued

	Freehold land and buildings £m	Plant £m	Total £m
Carrying amount			
At 31 December 2006	9 6	15 9	25 5
At 31 December 2005	7 2	17 2	24 4

The fixed asset properties of the Group were valued as at 31 December 2006 by Knight Frank LLP, independent valuers not connected with the Group, on a fair value basis in accordance with RICS valuation methodology, and that valuation was £9 6m The income statement was credited with £1 4m of the £2 4m net surplus on revaluation in line with prior years' deficit treatment

The revaluation surplus arises in a subsidiary and cannot be distributed to the parent due to legal restrictions in the United Kingdom

12 Interests in joint ventures

	2006 £m	2005 £m
Aggregated amounts relating to share of joint ventures		
Total assets	110 7	189 6
Total liabilities	(70 1)	(159 6)
Carrying amount	40 6	30 0
Loans to joint ventures	15 6	62 1
Total interests in joint ventures	56 2	92 1
Revenues	106 9	79 5
Profit after interest and tax	22 1	15 0

Particulars of significant joint ventures are as follows

Country of incorporation	Name of joint venture equity accounted in the consolidated financial statements (* Interests held by subsidiary undertakings)	Taylor Woodrow plc interest in the issued ordinary share capital
Great Britain	Greenwich Millennium Village Limited*	50%
	North Central Management Holdings Limited*	50%
USA	Taylor Woodrow Communities/Steiner Ranch Limited*	75%
	Olsen Holdings LLC*	58%

13 Deferred tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting year

	Capital allowances £m	Short-term timing differences £m	Retirement benefit obligations £m	Total £m
At 1 January 2005	1 1	19 7	43 5	64 3
Changes in exchange rates	-	1 7	-	1 7
Credit to income	0 4	9 7	1 0	11 1
Credit to equity	-	1 2	22 0	23 2
At 31 December 2005	1 5	32 3	66 5	100 3
Changes in exchange rates	-	(0 3)	-	(0 3)
Credit (charge) to income	1 6	(7 7)	1 6	(4 5)
Credit (charge) to equity	-	(1 4)	0 5	(0 9)
At 31 December 2006	3 1	22 9	68 6	94 6

13. Deferred tax continued

The net deferred tax balance is analysed into assets and liabilities as follows

	2006 £m	2005 £m
Deferred tax assets	95 4	101 2
Deferred tax liabilities	(0 8)	(0 9)
	94 6	100 3

At the balance sheet date the Group has unused UK capital losses of £187 2m (2005 £163 4m), of which £62 5m (2005 £61 7m) are agreed available for offset against future capital profits No deferred tax asset has been recognised in respect of these losses because the directors do not consider that these capital losses will be utilised in the foreseeable future

14 Inventories

	2006 £m	2005 £m
Raw materials and consumables	2 3	2 6
Finished goods and goods for resale	58 7	66 8
Residential developments		
Land (Note 19)	1,857 2	1,683 7
Development and construction costs	999 1	899 0
Commercial, industrial and mixed development properties	29 2	47 5
	2,946 5	2,699 6

15 Other financial assets

Trade and other receivables

	Non-current		Current	
	2006 £m	2005 £m	2006 £m	2005 £m
Trade receivables	37 8	19 4	144 8	62 8
Amounts recoverable on contracts	-	-	65 2	51 8
Joint ventures	-	-	9 6	31 5
Currency and interest rate derivatives	15 2	6 7	-	-
Other receivables	3 0	11 1	75 3	132 2
	56 0	37 2	294 9	278 3

The average credit period taken on sales is 15 days (2005 8 days) An allowance has been made for estimated irrecoverable amounts from trade receivables and amounts recoverable on contracts of £3 7m (2005 £2 7m) This allowance has been determined by reference to past default experience

The directors consider that the carrying amount of trade and other receivables approximates their fair value

Cash and cash equivalents

This comprises of cash held by the Group and short-term bank deposits with an original maturity of three months or less The carrying amount of these assets approximates their fair value

15 Other financial assets continued

Credit risk

The Group's principal financial assets are bank balances and cash and, trade and other receivables, which represent the Group's maximum exposure to credit risk in relation to financial assets

The Group's credit risk is primarily attributable to its trade receivables The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment

The credit risk on liquid funds and derivative financial instruments is governed by Group policy that specifies the minimum credit rating, maximum exposure and maximum tenor

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers

16 Bank overdrafts and loans

	2006 £m	2005 £m
Bank overdrafts repayable on demand	0 2	2 9
Bank loans	14 5	6 8
	14 7	9 7
Bank loans are repayable as follows		
Within one year	12 1	6 1
In more than one year but not more than two years	2 4	0 7
	14 5	6 8
Less amounts due for settlement within 12 months	(12 1)	(6 1)
Amount due for settlement after 12 months	2 4	0 7

	Bank overdraft £m	Bank loans £m
Analysis of borrowings by currency		
31 December 2006		
Sterling	0 2	-
Canadian dollars	-	8 4
Ghanian cedis	-	3 9
US dollars	-	2 2
	0 2	14 5
31 December 2005		
Sterling	2 9	-
Canadian dollars	-	1 5
Ghanian cedis	-	5 3
	2 9	6 8

Bank borrowings are arranged at floating rates of interest, from 1 95 per cent to 20 6 per cent (2005 1 85 per cent to 21 5 per cent), thus exposing the Group to cash flow interest rate risk (see Chief Executive's Review on pages 5 to 27)

Secured bank loans and overdrafts totalled £14 5m (2005 £6 8m) Secured bank loans and overdrafts are secured on certain fixed asset properties and land

The directors estimate the fair value of the Group's bank borrowings to be equivalent to its book value

At 31 December 2006, the Group had available £629 5m (2005 £685 0m) of undrawn committed revolving credit facilities

17 Debenture loans

	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Floating rate notes 2006 – unsecured	-	-	1 6	1 6
6 59% US $81m notes 2008 – unsecured	41 3	41 8	47 1	49 8
Floating rate notes 2008 – unsecured	2 0	2 0	2 6	2 6
6 625% £250m guaranteed bonds 2012 – unsecured	243 6	257 0	247 0	267 9
5 53% US $75m notes 2011 – unsecured	38 2	38 2	43 5	43 2
6 03% US $175m notes 2014 – unsecured	89 0	89 2	101 4	101 7
6 375% £200m bonds 2019 – unsecured	197 3	199 0	197 1	218 5
Other secured loans	1 7	1 8	4 2	4 5
	613 1	629 0	644 5	689 8

	2006 £m	2005 £m
Repayable		
In more than one year but not more than two years	0 6	0 5
In more than two years but not more than five years	80 1	48 5
In more than five years	529 9	589 0
Total falling due in more than one year	610 6	638 0
Within one year or on demand	2 5	6 5
	613 1	644 5

Interest rates and currencies of debenture loans

	Floating rate £m	Fixed rate £m	Fixed rate debt: Weighted average interest rate %	Fixed rate debt: Weighted average time until maturity years
31 December 2006				
Sterling	2 0	440 9	6 7	8 6
US dollars	-	168 5	6 1	5 3
Canadian dollars	-	1 7	11 4	3 0
	2 0	611 1	6 5	7 7
31 December 2005				
Sterling	4 2	444 1	6 5	9 4
US dollars	-	192 0	6 2	6 3
Canadian dollars	1 8	2 4	11 4	2 1
	6 0	638 5	6 4	8 5

Interest on debenture loans of £100m (2005 £100m) has been swapped from 6 625 per cent to floating rates based on US$ LIBOR applicable to periods of three months The above table does not reflect the impact of these swaps

Charges for secured loans have been given principally on certain development properties

18 Derivative financial instruments

The Group has the following derivatives at 31 December 2006

- Currency swaps relating to part of its 6 625 per cent bonds 2012 which have swapped £100m into US$160 5m to hedge part of its investment in the United States of America and the interest on this has been swapped from 6 625 per cent to floating rates based on US$ LIBOR applicable to periods of three months,
- Currency swaps relating to the 7 04 per cent loan notes 2008 acquired with Bryant Group plc in 2001 These notes were issued by way of a US$81m 6 59 per cent fixed rate US private placement The dollar proceeds were swapped into £49 5m at a fixed rate of interest of 7 04 per cent,
- A five year collar, limiting the three month LIBOR interest rate to between 3 99 per cent and 6 5 per cent on £30m expired in December 2006,
- A ten year interest swap to December 2012, acquired with Wilson Connolly in 2003, on £35m from floating rate to a fixed interest rate of 5 8 per cent,
- Forward contracts to hedge transaction risks and intra-group loans to buy US$1 2m and €16m against sterling

At 31 December 2006, the fair value of the Group's derivatives is a net debtor of £6 1m (2005 £1 6m) These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £15 2 m (2005 £6 7m) assets included in trade and other receivables and £9 1m (2005 £5 1m) liabilities included in trade and other payables The fair value of derivatives that are designated and effective as net investment hedges amounting to £19 5m (2005 £7 2m) has been deferred in equity Changes in the fair value of non-hedging currency derivatives amounting to £(1 8)m (2005 £0 5m) have been (credited) / charged to income in the year

19 Other financial liabilities

Trade and other payables

	Current 2006 £m	2005 £m	Non-current 2006 £m	2005 £m
Trade payables	523 2	435 6	121 0	58 0
Payments received on account	85 2	114 9	1 7	17 6
Joint ventures	2 8	0 4	-	-
Currency and interest rate derivatives	9 1	5 1	-	-
Other payables	305 7	266 1	0 4	0 6
	926 0	822 1	123 1	76 2

Trade payable days were 32 days (2005 31 days), based on the ratio year-end trade payables (excluding sub-contract retentions and unagreed claims of £13 2m (2005 £12 9m) and land creditors) to amounts invoiced during the year by trade creditors

The directors consider that the carrying amount of trade and other payables approximates to their fair value

19 Other financial liabilities continued

Land creditors, included within trade payables, of £350 4m (2005 £241 9m) are secured against land acquired for development Land creditors are due as follows

	2006 £m	2005 £m
Due within one year	252 0	183 9
Due in more than one year but not more than two years	73 6	34 0
Due in more than two years but not more than five years	42 0	23 4
Due in more than five years	5 4	0 6
	373 0	241 9
Current liability	252 0	183 9
Non-current liability	121 0	58 0
	373 0	241 9

Land creditors are denominated as follows

	2006 £m	2005 £m
Sterling	239 7	188 8
US dollar	57 9	4 3
Canadian dollar	24 9	12 7
Euros	50 5	36 1
	373 0	241 9

20 Retirement benefit schemes

Retirement benefit obligation comprises gross pension liability of £205 9m (2005 £219 8m) and gross post-retirement health care liability of £2 7m (2005 £2 7m)

The Group operates Defined Benefit and Defined Contribution pension schemes In the UK, the Taylor Woodrow Group Pension and Life Assurance Fund (TWGP&LAF) and the Taylor Woodrow NHS Pension Scheme (TWNHSPS) are funded Defined Benefit schemes The TWGP&LAF merged with the Bryant Group Pension Scheme (BGPS) on 24 June 2002 and with the Wilson Connolly Holdings Pension Scheme (WCHPS), the Wainhomes Ltd Pension Scheme (WHLPS) and the Prestoplan Pension Scheme (PPS) on 27 August 2004 The schemes are managed by trustees All scheme assets are held separately from the Group With the exception of the TWNHSPS the Defined Benefit schemes are closed to new entrants and with effect from 30 November 2006 to future pension accrual An alternative Defined Contribution arrangement, the Taylor Woodrow Personal Choice Plan, is offered to new employees and from 1 December 2006 to employees who previously accrued benefits in the TWGP&LAF Contributions of £6 7m (2005 £5 9m) were charged to income in respect of defined contribution schemes The Group also operates a number of overseas pension schemes of the defined benefit and defined contribution type

The most recent formal actuarial valuation of the TWGP & LAF was carried out at 1 June 2004 and updated to 1 September 2004 to take account of subsequent mergers The TWNHSPS commenced in December 2003 and the Actuary has completed his initial valuation with an effective date of 31 December 2003 The projected unit method was used in all valuations and assets were taken into account using market values The next formal valuations of the TWGP&LAF and TWNHSPS are due to take place on 1 June 2007 and 31 December 2006 respectively

As part of the discussions with the Trustees of the TWGP&LAF around the closure of the scheme to future accrual, the Group has agreed to increase deficit repair payments from the current level of £4 8m pa to £20m pa for the next 10 years These payments will be reviewed at each valuation The first such payment was made on 19 December 2006

20 Retirement benefit schemes continued

The main financial assumptions, which were used for the triennial funding valuation and are all relative to the inflation assumption, are as set out below

Assumptions	TWGP&LAF	TWNHSPS
Inflation	2 5% pa	2 5% pa
Investment return – pre/post retirement	5 0/3 0% pa	3 0/3 0% pa
General pay inflation	0% pa	1 0% pa
Pension increases	0% pa	0% pa

Valuation results	TWGP&LAF	TWNHSPS
Market value of assets	£563 3m	£0 05m
Past service liabilities	£627 9m	£0 09m
Scheme funding levels	90%	58%

The actuaries to each scheme calculated the long-term funding rates to be 16 0 per cent (TWGP&LAF) and 18 per cent (TWNHSPS) of each scheme's respective pensionable salary roll

The funding policy of the Trustees is to maintain a stable contribution rate with a funding level in excess of 100 per cent

The valuations of the Group's pension schemes have been updated to 31 December 2006 and the position of overseas schemes has been included within the IAS 19 disclosures The principal actuarial assumptions used in the calculation of the disclosure items are as follows

	United Kingdom 2006	2005	North America 2006	2005
As at 31 December				
Discount rate for scheme liabilities	5 10%	4 75%	5 0-5 7%	5 0-5 4%
Expected return on scheme assets	5 87%	5 8%	5 5-6 6%	6 6%
Deferred pension increases	3 00%	2 75%	2 5-3 5%	2 5-3 5%
Pension increases	2 75%	2 6%	3 5-4 0%	0 0-3 0%

The basis for the above assumptions are prescribed by IAS 19 and do not reflect the assumptions that may be used in future funding valuations of the Group's pension schemes

The key change in assumptions in the year relates to future bond yields In addition, the company has strengthened its assumptions in respect of underlying mortality by adoption of the 92 series tables, which for a 65 year-old male, the life expectancy assumed has increased from 16 9 years to 19 years

The fair value of assets and present value of obligations of the Group's defined benefit pension arrangements, are set out below

	Expected rate of return % pa	United Kingdom £m	North America £m	Total plans £m	Percentage of total plan assets held
31 December 2006					
Assets					
Equities	7 97%	346 9	7 5	354 4	47%
Bonds/Gilts	5 12% / 4 47%	376 4	4 0	380 3	51%
Other assets	5 12%	14 7	0 2	15 0	2%
		738 0	11 7	749 7	100%
Present value of defined benefit obligations		(944 4)	(11 2)	(955 6)	
Surplus (deficit) in schemes recognised as non-current liability		(206 4)	0 5	(205 9)	

20 Retirement benefit schemes continued

	Expected rate of return % pa	United Kingdom £m	North America £m	Total plans £m	Percentage of total plan assets held
31 December 2005					
Assets					
Equities	6 2%	322 0	9 9	331 9	47 0%
Bonds/Gilts	4 35% / 3 7%	349 4	5 7	355 1	50 3%
Other assets	4 35%	13 7	5 4	19 1	2 7%
		685 1	21 0	706 1	100 0%
Present value of defined benefit obligations		(903 1)	(22 8)	(925 9)	
Deficit in schemes recognised as non-current liability		(218 0)	(1 8)	(219 8)	

To develop the expected long-term rate of return on assets assumption, the Group considered the current level of expected returns on investments (particularly government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class The expected return for each asset class was then weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio

	2006 £m	2005 £m
Amount (charged against)/credited to income		
Current service cost	(10 3)	(8 8)
Curtailment gain	2 4	-
Settlement loss	(1 2)	-
Operating cost	(9 1)	(8 8)
Expected return on scheme assets	40 1	36 2
Interest cost on scheme liabilities	(42 8)	(40 4)
Finance charges	(2 7)	(4 2)
	(11 8)	(13 0)

Of the (charge)/credit for the year, £6 8m (2005 £5 9m) has been included in cost of sales and £3 5m (2005 £2 9m) has been included in administrative expenses before the £1 2m curtailment gain The actual return on scheme assets was £64 3m (2005 £97 6m)

	2006 £m	2005 £m
Actuarial (losses)/gains in the statement of recognised income and expenses		
Difference between actual and expected return on scheme assets	24 2	61 4
Experience gains (losses) arising on scheme liabilities	0 2	(32 6)
Changes in assumptions	(26 0)	(102 1)
Total loss recognised in the statement of recognised income and expense	(1 6)	(73 3)

	2006 £m	2005 £m
Movement in present value of defined benefit obligations		
1 January	925 9	769 5
Changes in exchange rates	(1 6)	2 6
Service cost	10 3	8 8
Curtailment gain	(2 4)	-
Plan settlements	(5 9)	-
Benefits paid and expenses	(41 3)	(32 8)
Contributions	2 0	2 7
Interest cost	42 8	40 4
Actuarial gains and losses	25 8	134 7
31 December	955 6	925 9

Notes to the Consolidated Financial Statements for year to 31 December 2006

20 Retirement benefit schemes continued

	2006 £m	2005 £m
Movement in fair value of scheme assets		
1 January	706 1	627 0
Changes in exchange rates	(1 6)	2 5
Expected return on scheme assets and expenses	36 7	36 2
Contributions	29 3	11 8
Benefits paid	(37 9)	(32 8)
Plan settlements	(7 1)	-
Actuarial gains and losses	24 2	61 4
31 December	749 7	706 1

	2006 £m	2005 £m	2004 £m	2003 £m	2002 £m
History of experience gains and losses					
Fair value of scheme assets	749 7	706 1	627 0	581 6	482 1
Present value of defined benefit obligations	(955 6)	(925 9)	(769 5)	(764 7)	(645 1)
Deficit in the scheme	(205 9)	(219 8)	(142 5)	(183 1)	(163 0)
Difference between actual and expected return on scheme assets					
Amount	24 2	61 4	22 0	44 9	(78 1)
Percentage of scheme assets	3%	9%	4%	8%	16%
Experience adjustments on scheme liabilities					
Amount	0 2	(32 6)	(6 5)	(43 6)	(69 1)
Percentage of scheme liabilities	0%	4%	0 8%	5 7%	11%

The estimated amounts of contributions expected to be paid to the scheme during the current financial year is £20m

The gross post-retirement liability also includes £2 7m at 31 December 2006 (2005 £2 7m) in respect of continuing post-retirement health care insurance premiums for retired long-service employees The liability is based upon the actuarial assessment of the remaining cost by a qualified actuary on a net present value basis at 31 December 2006 The cost is calculated assuming a discount rate of 5 per cent per annum and an increase in medical expenses of 11 9 per cent per annum The premium cost to the Group in respect of retired long-service employees for 2006 was £0 2m (2005 £0 2m)

21 Long-term provisions

	Housing Maintenance £m
At 1 January 2005	29 9
Changes in exchange rates	1 3
Additional provision in the year	30 7
Utilisation of provision	(31 1)
At 31 December 2005	30 8
Changes in exchange rates	(2.3)
Additional provision in the year	21 7
Utilisation of provision	(22 3)
At 31 December 2006	**27 9**

The housing maintenance provision arises principally from warranties and other liabilities on housing sold Whilst such warranties extend to a period of ten years, payment of these costs is likely to occur within a period of two years

22 Share capital

	2006 £m	2005 £m
Authorised		
780,000,000 (2005 780,000,000) ordinary shares of 25p each	195 0	195 0

	Number of shares	£m
Issued and fully paid		
1 January 2005	586,573,253	146 7
Options exercised	5,120,487	1 3
Share Purchase Plan	160,298	-
US Employee Stock Purchase Plan	36,699	-
Long service awards	647	-
31 December 2005	591,891,384	148 0
Options exercised	2,227,950	0 5
US Employee Stock Purchase Plan	30,573	-
Long service awards	189	-
31 December 2006	594,150,096	148 5

During the year, options were exercised on 8,562,360 (2005 8,993,562) ordinary shares, of which 2,227,950 were satisfied by the issue of new shares with the balance satisfied by Treasury shares or by shares from the Employee Share Ownership Trust at varying prices from 124 4p to 261 0p and shares were issued for a total consideration of £1 6m (2005 £1 5m) Additionally 189 (2005 647) ordinary shares with a fair value of 343 0p were issued and awarded to employees for twenty-five or forty years' long service totalling £0 0m

Under the Group's senior executives' share option scheme and executive share option plan, employees held options at 31 December 2006 to purchase 1,821,306 shares (2005 9,248,375) at prices between 149 0p and 252 75p per share exercisable up to 8 October 2013 Under the Group's savings related share option schemes, employees held options at 31 December 2006 to purchase 5,135,009 shares (2005 6,031,457) at prices between 124 4p and 261 0p per share exercisable up to 31 May 2012 Under the Group's cash bonus deferral plan and executive bonus plan, employees held options at 31 December 2006 in respect of 991,217 shares (2005 1,512,848) at nil p per share exercisable up to 1 April 2014 Under the Group's performance share plan employees held conditional awards at 31 December 2006 in respect of 6,750,224 shares (2005 5,404,999) at nil p per share exercisable up to 12 April 2009 Under the Group's share purchase plan employees held conditional awards at 31 December 2006 in respect of 687,045 shares (2005 446,651) at nil p per share

23 Share premium account

	Share premium £m
Balance at 1 January 2005	748 1
Transfer from own shares	0 3
Amortisation of debt transferred from retained earnings	(0 7)
Premium on ordinary shares issued during the year less expenses of issues	8 5
Balance at 31 December 2005	756 2
Amortisation of debt transferred from retained earnings	(0 7)
Premium on ordinary shares issued during the year less expenses of issues	3 3
Balance at 31 December 2006	758 8

Notes to the Consolidated Financial Statements for year to 31 December 2006

24 Revaluation reserve

	Properties revaluation reserve £m
Balance at 1 January 2005	0 7
Transfer to retained earnings	(0 2)
Balance at 31 December 2005	0 5
Net surplus on revaluation	1 0
Transfer to retained earnings	-
Balance at 31 December 2006	1 5

The revaluation reserve is not a distributable reserve until realised

25 Own shares

	Own shares £m
Balance at 1 January 2005	57 8
Transfer to retained earnings	4 4
Transfer to share premium account	0 3
Disposed of on exercise of options	(7 3)
Charge to income	(1 3)
Balance at 31 December 2005	53 9
Acquired in the year	8 1
Disposed of on exercise of options	(17 0)
Balance at 31 December 2006	45 0

The own shares reserve represents the cost of shares in Taylor Woodrow plc purchased in the market and held as treasury shares and held by the Taylor Woodrow plc Employee Benefit Trust to satisfy options under the Group's share options schemes

	2006 Number	2005 Number
These comprise ordinary shares of the company		
Treasury shares	12 2m	17 6m
Shares held in trust for bonus, option and performance award plans	5 1m	4 4m
	17 3m	22 0m

26 Share-based payment tax reserve

	Share-based payment tax reserve £m
Balance at 1 January 2005	2 8
Increase for the year	1 2
Balance at 31 December 2005	4 0
Increase for the year	4 2
Balance at 31 December 2006	8 2

As explained in the statement of accounting policies, an expense is recorded in the Group's income statement over the period from the grant date to the vesting date of share options granted to employees As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the company's share price at the balance sheet date) with the cumulative amount of the expense recorded in the income statement If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, in this share-based payment tax reserve

27 Capital redemption reserve

	Capital redemption reserve £m
Balance at 1 January 2005	31 5
Balance at 31 December 2005	31 5
Balance at 31 December 2006	31 5

28 Translation reserve

	Translation reserve £m
Balance at 1 January 2005	(6 5)
Exchange differences on translation of overseas operations	46 8
Decrease in fair value of hedging derivatives	(10 4)
Balance at 31 December 2005	29 9
Exchange differences on translation of overseas operations, net of tax	(61 2)
Decrease in fair value of hedging derivatives	12 2
Balance at 31 December 2006	(19 1)

Translation reserve consists of exchange differences arising on the translation of overseas operations It also includes changes in fair values of hedging derivatives where such instruments are designated and effective as hedges of investment in overseas operations

29 Retained earnings

	Retained earnings £m
Balance at 1 January 2005	832 5
Dividends paid	(71 3)
Transfers to share premium account	0 7
Transfers from revaluation reserve	0 2
Share-based payment credit	5 9
Transfers from own shares	4 4
Actuarial losses net of deferred tax	(51 3)
Net profit for the year	285 7
Balance at 31 December 2005	1,006 8
Dividends paid	(79 7)
Transfers to share premium account	0 7
Share-based payment credit	6 1
Cash cost of satisfying share options	(8 0)
Actuarial losses net of deferred tax	(1 1)
Net profit for the year	289 5
Balance at 31 December 2006	1,214 3

30 Notes to the cash flow statement

	2006 £m	2005 £m
Profit from operations	469 8	475 0
Adjustments for		
Depreciation of plant	7 7	5 8
Share-based payment charge	6 1	5 9
Gain on disposal of property and plant	(9 1)	(10 2)
Share of joint ventures' operating profit	(22 1)	(15 0)
Increase/(decrease) in provisions	8 5	(0 4)
Operating cash flows before movements in working capital	460 9	461 1
Increase in inventories	(347 5)	(204 9)
Increase in receivables	(37 2)	(9 1)
Increase in payables	174 4	112 6
Pension contributions	(27 3)	-
Cash generated by operations	223 3	359 7
Income taxes paid	(95 2)	(153 7)
Interest paid	(71 1)	(75 8)
Net cash from operating activities	57 0	130 2

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with an original maturity of three months or less

30 Notes to the cash flow statement continued

	2006 £m	2005 £m
Net debt		
Cash and cash equivalents	236 5	197 3
Bank overdrafts and bank loans	(14 7)	(9 7)
Debenture loans	(613 1)	(644 5)
Net debt	(391 3)	(456 9)

31 Contingent liabilities

Florida Litigation

On 20 November 2006, a jury trial in Florida awarded damages against several US-based Taylor Woodrow subsidiaries totalling US$44 4m, or £22 7m at 31 December 2006 exchange rates This award included US$20m of punitive damages Some elements of this award were issued on a joint or joint and several liability basis with unrelated third parties The jury verdict does not become a final judgment until post-trial motions, filed by Taylor Woodrow and other parties to the litigation, have been heard and ruled upon by the judge This case arose from The Beach Residences project in Sarasota, Florida, which contributed to profits in 2005 and 2006

External legal opinion is that this award should be reduced by $14 6m as several of the awards were duplicative in nature, when the original jury decision is confirmed in 2007, notwithstanding any reduction due to post-trial motions The reduction due to the duplicative awards leaves a resulting US$29 8 million, which represents £15 2 million at 31 December 2006 exchange rates as the external legal interpretation of the original jury award

In addition, Taylor Woodrow has an indemnity, from one of the co-defendants, which should give a level of reimbursement of some of the US$29 8m referred to above

The directors continue to be confident that the judge, a post-trial motion or subsequent appeal will materially reduce the original jury award On some aspects of the case however, the directors have been able to make a reliable estimate of the likely outcome and a suitable provision has been made Due to commercial considerations, that could prejudice Taylor Woodrow, the amount provided is not disclosed

However for the majority of the awards under the case, due to the fundamental uncertainties around the possible outcome of the trial, no reliable estimate can be made to record a provision in the 2006 accounts for this preliminary jury award and accordingly no provision has been recorded

General

The company and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the Group's own contracts and given guarantees in respect of the Group's share of certain contractual obligations of joint ventures

Provision is made for the directors' best estimate of all known legal claims and all legal actions in progress The Group takes legal advice as to the likelihood of success of claims and actions and no provision is made where the directors consider, based on that advice, that the action is unlikely to succeed or a sufficiently reliable estimate of the potential obligation cannot be made

32 Operating lease arrangements

The Group as lessee

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows

	2006 £m	2005 £m
Within one year	14 6	14 0
In more than one year but not more than five years	41 1	32 9
After five years	30 7	31 9
	86 4	78 8

32 Operating lease arrangements continued

Operating lease payments principally represent rentals payable by the Group for certain office properties and vehicles

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments

	2006 £m	2005 £m
Within one year	1 5	0 8
In more than one year but not more than five years	5 5	3 0
After five years	5 2	2 3
	12 2	6 1

Operating lease receipts represent rental income in respect of certain office and commercial properties

33 Share-based payments

Equity-settled share option plan

Details of all equity-settled share-based payment arrangements in existence during the year are set out in the paragraphs on 'Executive share-based reward' in the Directors' Remuneration Report on pages 38 and 39

	2006 Options	2006 Weighted average exercise price (in £)	2005 Options	2005 Weighted average exercise price (in £)
Outstanding at beginning of period	22,644,330	1 42	28,574,177	1 63
Granted during the period	4,062,355	0 97	4,655,232	0 62
Lapsed during the period	(2,759,524)	(1 35)	(1,591,517)	(1 37)
Exercised during the period	(8,562,360)	(1 92)	(8,993,562)	(1 67)
Outstanding at the end of the period	15,384,801	1 03	22,644,330	1 42
Exercisable at the end of the period	3,389,868	1 96	3,269,283	1 51

The weighted average share price at the date of exercise for share options exercised during the period was £3 74 (2005 £3 17) The options outstanding at 31 December 2006 had a range of exercise prices from £nil to £2 79 (2005 £nil to £2 61) and a weighted average remaining contractual life of 2 6 years (2005 4 9 years)

For share options with non-market conditions granted during the current and preceding year the fair value of those options at grant date were determined using the Binomial model The inputs into that model were as follows

	2006	2005
Weighted average share price	£3 74	£3 11
Weighted average exercise price	£1 02	£0 68
Expected volatility	27 0%-29 3%	32 4%-32 9%
Expected life	3/5 years	3/5 years
Risk-free rate	4 5%-4 8%	4 33%-4 36%
Expected dividend yield	4 1%	3 6%-3 8%

The weighed average fair value of share options granted during the year is £2 56 (2005 £2 29)

33 Share-based payments continued

For shares options with market conditions granted during the current year, the fair value of these options were determined using the Monte Carlo simulation model The inputs into that model were as follows

	2006	2005
Weighted average share price	£3 82	£3 19
Weighted average exercise price	£nil	£nil
Expected volatility	27%	26%-30%
Expected life	3 years	3 years
Risk-free rate	4 5%	4 2%
Expected dividend yield	4 1%	3 6%

The weighed average fair value of share options granted during the year is £1 01 (2005 £1 75)

Expected volatility was determined by calculating the historical volatility of the Group's share price over the expected term The expected life used in the model is based on historic exercise patterns

The Group recognised total expenses of £6 1m and £5 9m related to equity-settled share-based payment transactions in 2006 and 2005 respectively

34 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note Transactions between the Group and its joint ventures are disclosed below Transactions between the company and its subsidiaries and joint ventures are disclosed in the company's separate financial statements

Trading transactions

During the year, Group companies' purchases from joint ventures totalled £30 7m (2005 £7 3m) Purchases were based on open market values

Remuneration of key management personnel

Details of the remuneration of the directors and members of the Executive Committee, who are the key management personnel of the Group, are contained in the audited part of the Remuneration Report on pages 37 to 45 and form part of these financial statements

35 Standards and interpretations in issue but not yet effective

At the date of authorisation of these financial statements the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 7 Financial Instruments Disclosures and the related amendment to IAS 1 on capital disclosures
IFRS 8 Operating Segments
IFRIC 7 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives
IFRIC 10 Interim Financial Reporting and Impairment
IFRIC 11 IFRS 2 Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on financial instruments when the relevant standard comes into effect for periods commencing on or after 1 January 2007

Independent Auditors' Report to the members of Taylor Woodrow plc

We have audited the parent company financial statements of Taylor Woodrow plc for the year ended 31 December 2006 which comprise the Balance Sheet, the statement of accounting policies and the related notes 1 to 18 These parent company financial statements have been prepared under the accounting policies set out therein

We have reported separately on the Group financial statements of Taylor Woodrow plc for the year ended 31 December 2006 and on the information in the Directors' Remuneration Report that is described as having been audited

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985 We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements The information given in the Directors' Report includes that specific information presented in the Chief Executive s Review that is cross referred from the introduction to the Directors' Report

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements Our responsibilities do not extend to any further information outside the Annual Report

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the parent company financial statements It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements

Opinion
In our opinion

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2006,
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985,
- the information given in the Directors' Report is consistent with the parent company financial statements

Deloitte & Touche LLP
Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London, UK
19 February 2007

Accounting Policies

The following accounting policies have been used consistently, unless otherwise stated, in dealing with items which are considered material

Basis of preparation
The financial statements have been prepared in accordance with applicable United Kingdom accounting standards under the historical cost convention As permitted by the Companies Act 1985 the company has not presented its own profit and loss account

Under Financial Reporting Standard 1, the company is exempt from the requirement to prepare a cash flow statement on the grounds that its consolidated financial statements, which include the company, are publicly available

Note 20, on pages 68 to 71, and Note 33, on pages 77 to 78, to the Taylor Woodrow plc consolidated financial statements form part of these financial statements

The principal accounting policies adopted are set out below

Group undertakings
Investments are included in the balance sheet at cost less any provision for permanent diminution in value

Deferred taxation
Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered Deferred tax assets and liabilities are not discounted

Overseas currencies
Transactions denominated in foreign currencies are recorded in sterling at actual rates as of the date of the transaction Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account Unrealised exchange differences on inter-company long-term loans and foreign currency borrowings, to the extent that they hedge the company's investment in overseas investments, are taken to revaluation reserve

Derivative financial instruments and hedge accounting
The company uses foreign currency borrowings and currency swaps to hedge its investment in overseas investments Changes in the fair value of derivative financial instruments that are designated and effective as hedges of investment in overseas operations are recognised directly in reserves and the ineffective portion, if any, is recognised immediately in the profit and loss account The hedged items are adjusted for changes in exchange rates, with gains or losses from re-measuring the carrying amount being recognised directly in reserves

Share-based payments
The company has applied the requirements of FRS 20 'Share-based payments' In accordance with the transitional provisions, FRS 20 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005

The company issues equity-settled share-based payments to certain employees Equity-settled share-based payments are measured at fair value at the date of grant The fair value is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest

Employee benefits
The company accounts for pensions and similar benefits under FRS17 'Retirement benefits' In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value The operating and financing costs of such plans are recognised separately in the consolidated income statement, service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise Actuarial gains and losses are recognised immediately in the consolidated statement of recognised income and expense

Payments to defined contribution schemes are charged as an expense as they fall due

Own shares
The cost of the company's investment in its own shares, which comprise shares held in treasury by the company and shares held by employee benefit trusts for the purpose of funding certain of the company's share option plans, is shown as a reduction in shareholders' funds

Company Balance Sheet at 31 December 2006

	Note	2006 £m	2005 £m
Fixed assets			
Group undertakings	3	2,202 4	1,671 7
		2,202 4	1,671 7
Current assets			
Debtors	4	965 4	860 6
Cash at bank and in hand		72 0	34 1
		1,037 4	894 7
Creditors amounts falling due within one year	5	(655 5)	(581 0)
Net current assets		381 9	313 7
Total assets less current liabilities		2,584 3	1,985 4
Creditors amounts falling due after one year	6	(568 1)	(589 0)
Net assets		2,016 2	1,396 4
Capital and reserves			
Called-up share capital	9	148 5	148 0
Share premium account	10	758 8	756 2
Capital redemption reserve	11	31 5	31 5
Translation reserve	12	(44 9)	(13 6)
Profit and loss account	13	1,167 1	528 1
Own shares	14	(44 8)	(53 8)
Shareholders' funds	17	2,016 2	1,396 4

The financial statements were approved by the Board of directors and authorised for issue on 19 February 2007 They were signed on its behalf by

N B M Askew
Director

P T Johnson
Director

Notes to the Company Financial Statements for year to 31 December 2006

1 Particulars of employees

	2006 No	2005 No
Directors	3	4

The executive directors received all of their remuneration, as disclosed in the Remuneration Report on page 42, from Taylor Woodrow Developments Limited However, it is not practicable to allocate such costs between their services as executives of Taylor Woodrow Developments Limited and their services as directors of Taylor Woodrow plc and other Group companies The remuneration of the non-executive directors, which is wholly attributable to the company, is disclosed on page 42 of the Remuneration Report

2 Auditors' remuneration

	2006 £m	2005 £m
External audit services	0 1	0 1
Other assurance	0 1	0 1
Other services		
Tax services	0 1	0 1

3 Investments in Group undertakings

	Shares £m	Loans £m	Total £m
Cost and net values			
31 December 2005	1,247 4	424 3	1,671 7
Changes in exchange rates	(1 5)	(52 0)	(53 5)
Additions	900 0	-	900 0
Reductions	(315 8)	-	(315 8)
31 December 2006	1,830 1	372 3	2,202 4

All of the above investments are unlisted

Particulars of principal subsidiary undertakings are listed on page 87, which forms part of these financial statements

Notes to the Company Financial Statements for year to 31 December 2006

4 Debtors

	2006 £m	2005 £m
Receivable within one year		
Due from Group undertakings	944 3	844 3
Other debtors	0 8	6 1
Prepayments and accrued income	1 9	3 0
Receivable after one year		
Deferred taxation	3 2	0 5
Currency and interest rate derivatives	15 2	6 7
	965 4	860 6

The movement in the deferred taxation asset is as follows

	£m
31 December 2005	0 5
Credited to profit and loss account	2 7
31 December 2006	3 2

The deferred taxation asset relates to short-term timing differences

5 Creditors amounts falling due within one year

	2006 £m	2005 £m
Debenture loans	2 0	4 0
Due to Group undertakings	622 3	556 0
Other creditors	0 2	0 3
Accruals and deferred income	24 1	20 7
Corporation tax creditors	6 9	-
	655 5	581 0

6 Creditors amounts falling due after one year

	2006 £m	2005 £m
Debenture loans	568 1	589 0

7 Debenture loans

	2006 £m	2005 £m
Floating rate notes 2006 – unsecured	-	1 4
Floating rate notes 2008 – unsecured	2 0	2 6
6 625% £250m bonds 2012 – unsecured	247 9	247 0
5 53% US $75m notes 2011 – unsecured	38 2	43 5
6 03% US$ 175m notes 2014 – unsecured	89 0	101 4
6 375% £200m bonds 2019 – unsecured	197 3	197 1
	570 1	593 0

Notes to the Company Financial Statements for year to 31 December 2006

7 Debenture loans continued

	2006 £m	2005 £m
Repayable		
In more than five years	568 1	589 0
Total falling due in more than one year	568 1	589 0
Within one year or on demand	2 0	4 0
	570 1	593 0

8 Retirement benefit obligations

The company participates in the Taylor Woodrow Group Pension and Life Assurance Fund This is a defined benefit multi-employer plan, the assets and liabilities of which are held independently from the Group The company is unable to identify its share of the underlying assets and liabilities of the scheme and accordingly accounts for the plan as if it were a defined contribution plan

Information in respect of the scheme is provided in Note 20, on pages 68 and 71, to the Taylor Woodrow plc consolidated financial statements The fair value of assets as disclosed in those financial statements has been calculated in accordance with International Accounting Standard 19 'Employee Benefits', in accordance with Financial Reporting Standard No 17 'Retirement Benefits' (FRS 17) the total fair value of scheme assets would be £750 9m (2005 £7072m) All other information provided in those financial statements meets the disclosure requirements set out in FRS 17

Contributions in respect of the defined contribution scheme for directors can be found in the Remuneration Report on page 45 There were no outstanding contributions at the year end

9 Share capital

	2006 £m	2005 £m
Authorised		
780,000,000 (2005 780,000,000) ordinary shares of 25p each	195 0	195 0

	Number of shares	£m
Issued and fully paid		
31 December 2005	591,891,384	148 0
Options exercised	2,227,950	0 5
US Employee Stock Purchase Plan	30,573	-
Long service awards	189	-
31 December 2006	594,150,096	148 5

10 Share premium

	£m
31 December 2005	756 2
Transfer from own shares	0 5
Amortisation of debt transferred from retained earnings	(0 7)
Premium on ordinary shares issued during the year less expenses of issues	2 8
Balance at 31 December 2006	758 8

Notes to the Company Financial Statements for year to 31 December 2006

11 Capital redemption reserve

	£m
31 December 2005	31 5
31 December 2006	**31 5**

12 Translation reserve

	£m
31 December 2005	(13 6)
Transfer from profit and loss reserve	(46 6)
Transfer to profit and loss reserve	15 3
31 December 2006	**(44 9)**

13 Profit and loss account

	£m
31 December 2005	528 1
Transfers to share premium account	0 7
Profit for the financial year	686 7
Dividends	(79 7)
Transfer from translation reserve	(15 3)
Transfer to translation reserve	46 6
31 December 2006	**1,167 1**

As permitted by section 230 of the Companies Act 1985, Taylor Woodrow plc has not presented its own profit and loss account The profit of the company for the financial year was £686 7m (2005 £157 9m)

Included in the company profit and loss account reserve is £622 5m of non-distributable reserves

14 Own shares

	2006 £m	2005 £m
Own shares	44 8	53 8

These comprise ordinary shares of the company	Number	Number
Treasury shares	12 2m	17 6m
Shares held in trust for bonus, options and performance award plans	5 0m	4 4m

The market value of the shares at 31 December 2006 was £73 6m (2005 £83 7m) and their nominal value was £4 3m (2005 £5 5m) Dividends on these shares have been waived except for 0 01p per share in respect of the shares held in trust The shares held in trust are all held to meet options to be exercised by employees

Notes to the Company Financial Statements for year to 31 December 2006

15 Share-based payments

Details of share options granted by Group companies to employees, and that remain outstanding, over the company's shares are set out in Note 33, on pages 77 and 78, to the Taylor Woodrow plc consolidated financial statements The company did not recognise any expense related to equity-settled share-based payment transactions in the current or preceding year

16 Contingent liabilities

The company has, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the Group's own contracts

Provision is made for the directors' best estimate of known legal claims and legal actions in progress The Group takes legal advice as to the likelihood of success of claims and actions and no provision is made where the directors consider, based on that advice, that the action is unlikely to succeed or a sufficiently reliable estimate of the potential obligation cannot be made

The company is also party to litigation as discussed in Note 31, on page 76, to the Taylor Woodrow plc consolidated financial statements

17 Reconciliation of movement in shareholders' funds

	2006 £m	2005 £m
Opening shareholders' funds	1,396 4	1,295 7
Dividends paid	(79 7)	(71 2)
Profit for the financial year	686 7	157 9
New share capital subscribed	3 3	9 8
Proceeds from sale of own shares	16 7	7 3
Purchase of own shares	(7 2)	-
Credit to equity relating to own shares	-	1 3
Net currency translation differences	-	(4 4)
Closing shareholders' funds	2,016 2	1,396 4

18 Post balance sheet event

On 19 February 2007 the Board recommended a final dividend for the year to 31 December 2006 of 9 75p (2005 8 9p) This dividend has not been included as a liability as at 31 December 2006

Particulars of Principal Subsidiary Undertakings

Country of incorporation and principal operations	Taylor Woodrow plc interest is 100% in the issued ordinary share capital of these undertakings included in the consolidated accounts (*Interests held by subsidiary undertakings)
Housing	
United Kingdom	Taylor Woodrow Developments Limited*#
	Taylor Woodrow Holdings Limited
Canada	Taylor Woodrow Holdings of Canada Limited
	Monarch Corporation *##
	Monarch Development Corporation*
Irish Republic (resident in the United Kingdom)	Taylor Woodrow Finance Ireland
Spain	Taylor Woodrow de Espana S A ###
USA	Taylor Woodrow Holdings/Arizona, Inc *
	Taylor Woodrow Homes, Inc *
	Taylor Woodrow Homes Florida, Inc *
	Taylor Woodrow, Inc *
	Monarch Holdings (USA), Inc *####
	Monarch Homes of Florida, Inc *
Property Development and Investment	
United Kingdom	Taylor Woodrow Developments Limited*#
	Taylor Woodrow Property Company Limited
	Clipper Investments Limited*
	Pennant Investments Limited*
	St Katharine by the Tower Limited*
Construction	
United Kingdom	Taylor Woodrow Construction Limited

Notes	
#	Variable rate, cumulative, non-voting, irredeemable preference shares are additionally held
##	9 5% non-cumulative, non-voting, redeemable preference shares and 9% non-cumulative, non-voting, redeemable preference shares are additionally held
###	9% cumulative, redeemable preference shares are additionally held
####	Non-voting, redeemable preferred shares are additionally held

Five Year Review

	IFRS 2006 £m	IFRS 2005 £m	IFRS 2004 £m	UK GAAP 2003 £m	UK GAAP 2002 £m
Profit and loss account					
Group turnover (plus share of joint ventures' turnover)	3,679 0	3,556 4	3,361 2	2,672 9	2,215 8
Group operating profit (plus share of joint ventures' operating profit)	460 7	464 8	490 8	340 6	259 7
Profit on disposal of properties and investments	9 1	10 2	21 7	6 3	8 1
Net interest payable and other finance charges	(64 2)	(64 0)	(108 6)	(46 4)	(34 7)
Profit before taxation	405 6	411 0	403 9	300 5	233 1
Taxation charge	(115 0)	(124 5)	(123 0)	(100 6)	(76 9)
Minority interests	(1 1)	(0 8)	(0 6)	(0 4)	(1 1)
Profit for the financial year	289 5	285 7	280 3	199 5	155 1
Balance sheet					
Intangible assets - goodwill	363 1	363 9	363 2	356 7	241 4
Investment properties	-	-	-	160 2	183 9
Other fixed assets	25 5	24 4	24 2	33 6	24 3
Interests in joint ventures	56 2	92 1	87 0	-	-
Non-current loans and receivables	56 0	37 2	26 5	-	-
Deferred tax asset	95 4	101 2	71 1	-	-
Net current assets (excluding cash and debt)	2,261 0	2,097 8	1,936 7	2,041 6	1,303 3
Non-current creditors (excluding debt) and provisions	(360 4)	(330 4)	(266 1)	(272 2)	(99 2)
Capital employed	2,496 8	2,386 2	2,242 6	2,319 9	1,653 7
Represented by					
Called-up non-equity preference share capital	-	-	-	10 0	-
Called-up equity ordinary share capital	148 5	148 0	146 7	146 1	138 2
Share premium account	758 8	756 2	748 1	745 7	591 2
Revaluation reserve	1 5	0 5	0 7	38 4	63 4
Capital redemption reserve	31 5	31 5	31 5	21 5	21 5
Other reserve	4 8	5 4	4 8	1 1	-
Share-based payment tax reseve	8 2	4 0	2 8	-	-
Translation reserve	(19 1)	29 9	(6 5)	-	-
Profit and loss account	1,214 3	1,006 8	832 5	627 8	591 6
Own shares	(45 0)	(53 9)	(57 8)	(14 7)	(12 6)
Shareholders' funds	2,103 5	1,928 4	1,702 8	1,575 9	1,393 3
Minority interests	2 0	0 9	1 0	1 1	-
Net debt	391 3	456 9	538 8	742 9	260 4
	2,496 8	2,386 2	2,242 6	2,319 9	1,653 7
Statistics					
Number of ordinary shares in issue at year end (millions)	594 2	591 9	586 6	584 2	552 7
Basic earnings per share	50 5p	50 6p	49 1p	36 0p	28 2p
Dividends per ordinary share	14 75p	13 4p	11 1p	8 9p	7 4p
Equity shareholders' funds per share	364 7p	338 4p	290 3p	256 2p	255 6p
Dividend cover (times)	3 4	3 8	4 4	4 0	3 8
Net gearing	18 6%	23 7%	31 6%	47 1%	18 7%

The figures for 2004 were restated in 2005 in respect of the transition from UK GAAP to IFRS The figures for 2002 to 2003 above, have not been restated to an IFRS basis as it is not practicable to do so

The figures for 2003 were restated in 2004 in respect of the change of accounting policy for retirement benefits to comply with FRS 17

The figures for 2002 were restated in 2003 to include investments in own shares as a deduction from shareholders' funds rather than within net debt

Dividends per ordinary share comprise the interim and final dividends declared for the year

Shareholder Facilities

Secretary and registered office
Richard I Morbey
2 Princes Way
Solihull
West Midlands B91 3ES
Telephone +44 (0) 121 600 8000
Fax +44 (0) 121 600 8550

Registrar
For any enquiries concerning your shareholding or details of shareholder services, please contact

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone +44 (0) 870 162 3103
Email ssd@capitaregistrars com

Auditors
Deloitte & Touche LLP

Bankers
HSBC Bank plc

Stockbrokers
UBS Investment Bank
Morgan Stanley & Co International Limited

Financial Calendar

Latest date for receipt of proxy instructions for 2007 Annual General Meeting
2pm 30 April 2007

Annual General Meeting
2pm 2 May 2007

Shares quoted ex-dividend on London Stock Exchange
23 May 2007

Record date for final dividend entitlement
25 May 2007

Latest date for receipt of mandates to join the Dividend Re-Investment Plan to be effective for the 2006 final dividend
1 June 2007

Latest date for receipt of notice of withdrawal from the Dividend Re-Investment Plan to be effective for the 2006 final dividend
15 June 2007

Payment date for the 2006 final dividend
2 July 2007

Despatch date for Dividend Re-Investment Plan share certificates and tax vouchers
16 July 2007

Shareholder Facilities

Electronic communications
Electronic communication offers mutual benefits for the company, for shareholders and for the environment

The company already encourages all shareholders to receive certain company documentation and publications electronically via its website and many have already chosen this method

With the first stages of the Companies Act 2006 now in operation, electronic communications has taken a further step forward Therefore we, like most other listed companies, will be asking shareholders to approve an enabling resolution at the 2007 AGM This would allow the company to establish e-communications as the normal means of communication with individual shareholders, unless they choose otherwise

In the meantime, we continue to encourage all shareholders to elect voluntarily to use e-communications as their preferred means of receiving company material Shareholders can sign up for this facility by completing and returning the form enclosed with the Notice of AGM or by logging onto our website at www taylorwoodrow com

On-line facilities for shareholders
You can access our Annual and Interim Reports and copies of recent shareholder communications on-line at www taylorwoodrow com

If you have registered for on-line access at Capita Registrars' website, you can make on-line enquiries about your shareholding and advise the company of changes in personal details To register for on-line access, go to www taylorwoodrow com To access some of these services you will first be required to apply on-line for a User ID

On-line proxies
Shareholders may also submit forms of proxy for shareholder meetings on-line at www taylorwoodrow com

Dividend Re-Investment Plan
You can choose to invest your cash dividends in purchasing Taylor Woodrow shares on the market under the terms of the Dividend Re-Investment Plan For further information on the Plan and how to join, go to www taylorwoodrow com

Dividend mandates
We encourage all shareholders to receive their cash dividends by direct transfer to a bank or building society account This ensures that dividends are credited promptly to shareholders without the cost and inconvenience of having to pay in dividend cheques at a bank If you wish to use this cost-effective and simple facility, complete and return the dividend mandate form attached to your dividend cheque Additional mandate forms may be obtained from Capita Registrars

Duplicate share register accounts
If you are receiving more than one copy of our Annual Report, it may be that your shares are registered in two or more accounts on the register of members If that was not your intention you might consider merging them into one single entry Please contact Capita Registrars who will be pleased to carry out your instructions

Low-cost share dealing services
We have arranged both telephone and on-line share dealing services for buying and selling up to £25,000 worth of shares in Taylor Woodrow Both services are operated by Capita Registrars To use the services either telephone +44 (0) 870 458 4577 or visit www capitadeal com To deal, you will need to provide your surname, postcode, date of birth and investor code (which can be found on your share certificate)

Taylor Woodrow and 'CREST'
Taylor Woodrow shares can be held in 'CREST' accounts, which do not require share certificates This may make it quicker and easier for some shareholders to settle stock market transactions Shareholders who deal infrequently may, however, prefer to continue to hold their shares in certificated form and this facility will remain available for the time being, pending the introduction of dematerialised shareholdings in due course

Taylor Woodrow share price
Our share price is printed in most UK daily newspapers and is also available on our website www taylorwoodrow com It appears on Ceefax (BBC1 page 232, BBC2 page 223 and C4 Teletext page 520) and may be obtained by telephoning the Financial Times Cityline Service, telephone +44 (0) 906 003 4177 or +44 (0) 906 843 4177 (calls cost 60 pence per minute)

Gifting shares to charity
If you have a small holding of Taylor Woodrow shares, you may wish to consider gifting them to charity You can do so through 'ShareGift', run by a registered charity, Orr Mackintosh Foundation Limited Shares gifted are re-registered into the name of the charity, combined with other donated shares and then sold through stockbrokers who charge no commission The proceeds are distributed to a wide range of recognised charities For further details, contact Capita Registrars or approach ShareGift directly on www sharegift org/sharegift or telephone them on + 44 (0) 20 7337 0501

Personal equity plan
The Taylor Woodrow General and Single Company PEPs through Bradford & Bingley (PEPs) Limited closed for new investments on 5 April 1999 They are now managed by The Share Centre, 1st Floor, Oxford House, Oxford Road, Aylesbury, Bucks HP21 8PB Telephone +44 (0) 1296 439000

Principal Taylor Woodrow Offices

UK Central Office

Taylor Woodrow plc
2 Princes Way, Solihull
West Midlands B91 3ES
Tel + 44 (0)121 600 8000
Fax + 44 (0)121 600 8001

Regional Offices

Scotland
Taylor Woodrow Developments Limited
2 Garbett Road, Kirkton Campus
Livingston EH54 7DL
Tel + 44 (0)1506 405 700
Fax + 44 (0)1506 405 701

Yorkshire and North East
Taylor Woodrow Developments Limited
Century Way, Thorpe Business Park
Leeds, West Yorkshire LS15 8ZB
Tel + 44 (0)113 232 1400
Fax + 44 (0)113 232 1401

North West
Taylor Woodrow Developments Limited
Taylor Woodrow House
The Beacons, Warrington Road
Birchwood, Warrington
Cheshire WA3 6XU
Tel + 44 (0)1925 849 500
Fax + 44 (0)1925 849 501

East Midlands
Taylor Woodrow Developments Limited
Taylor Woodrow House, Meridian East
Meridian Business Park,
Leicester LE19 1WZ
Tel + 44 (0)116 245 6000
Fax + 44 (0)116 245 6090

West Midlands
Taylor Woodrow Developments Limited
2 Princes Way, Solihull
West Midlands B91 3ES
Tel + 44 (0)121 600 8000
Fax + 44 (0)121 600 8001

Eastern
Taylor Woodrow Developments Limited
1 Falcon Gate, Shire Park
Welwyn Garden City
Hertfordshire AL7 1TW
Tel + 44 (0)1707 378 900
Fax + 44 (0)1707 378 910

London
Taylor Woodrow Developments Limited
2nd Floor, 5 Hercules Way,
Watford, Hertfordshire WD25 7GU
Tel + 44 (0)1923 892 200
Fax + 44 (0)1923 892 222

South
Taylor Woodrow Developments Limited
St Catherine's House, Oxford Square
Oxford Street, Newbury,
Berkshire RG14 1JQ
Tel + 44 (0)1635 275 400
Fax + 44 (0)1635 275 444

South East
Taylor Woodrow Developments Limited
Central House
11-13 Brighton Road
Crawley, West Sussex RH10 6AE
Tel + 44 (0)1293 744 000
Fax + 44 (0)1293 744 100

South Wales
Taylor Woodrow Developments Limited
Eastern Business Park
Wern Fawr Lane, St Mellons
Cardiff, CF3 5EA
Tel + 44 (0)29 20 534 700
Fax + 44 (0)29 20 534 777

South West
Taylor Woodrow Developments Limited
Riverside Court, Bowling Hill
Chipping Sodbury, Bristol BS37 6JX
Tel + 44 (0)1454 323 540
Fax + 44 (0)1454 310 759

Anglia
Taylor Woodrow Developments Limited
Unit 1 Craven Court
Willie Snaith Road, Newmarket
Suffolk CB8 7FA
Tel + 44 (0)1638 665 036
Fax + 44 (0)1638 666 519

Construction

Taylor Woodrow Construction Limited
41 Clarendon Road
Watford, Hertfordshire WD17 1TR
Tel + 44 (0)1923 478 400
Fax + 44 (0)1923 478 401

Taysec Construction Limited
2 Kwashie Street, North Industrial Area,
PO Box OS1010, Osu
Accra, Ghana
Tel + 00 (233) 21228544
Fax + 00 (233) 21220280

North America

North American Corporate Office
Taylor Woodrow, Inc
8430 Enterprise Circle, Ste 100
Bradenton, FL 34202
Tel + 00 (1)941 554 2000
Fax + 00 (1)941 554 3005

Arizona
Taylor Woodrow Holdings/
Arizona, Inc
6720 North Scottsdale Road
Ste 390,
Scottsdale, AZ 85253
Tel + 00 (1) 480 344 7000
Fax + 00 (1) 480 344 7001

California
Taylor Woodrow Homes, Inc
15 Cushing
Irvine, CA 92618
Tel + 00 (1) 949 341 1200
Fax + 00 (1) 949 341 1400

Canada
Monarch Corporation
Heron's Hill
2025 Sheppard Avenue East
Ste 1201
Willowdale, Ontario M2J 1V7
Canada
Tel + 00 (1) 416 491 7440
Fax + 00 (1) 416 491 7216

Florida
Taylor Woodrow Homes Florida Inc
9401 Corkscrew Palms Circle
Estero, FL 33928
Tel + 00 (1) 239-444-2900
Fax + 00 (1) 239-444-2999

Texas
Taylor Woodrow Homes Southwest LLC
7800 N Mopac Expressway
Suite 110, Austin TX 78759
Tel + 00 (1) 512 691 6640
Fax + 00 (1) 512 691 6650

Europe

Spain
Taylor Woodrow de España S A
C/Aragon, 223-223A
07008 Palma de Mallorca
Mallorca, Spain
Tel + 00 (34) 971 706 570
Fax + 00 (34) 971 706 565

Gibraltar
Taylor Woodrow (Gibraltar) Limited
17 Bayside Road
PO BOX 126
Gibraltar
Tel + 00 (350) 78780
Fax + 00 (350) 75529

coform

RECEIVED

2008 APR 28 P 1:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals

CHFP010

Return of Allotment of Shares

Company Number 296805

Company Name in full Taylor Woodrow plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	04	2007	10	04	2007

Class of shares *(ordinary or preference etc)*	25 pence Ordinary	25 pence Ordinary	25 pence Ordinary
Number allotted	9,241	10,283	7,801
Nominal value of each share	25 ord shares	25 ord shares	25 ord shares
Amount (if any) paid or due on each share *(including any share premium)*	£4 04	£5 151576	£4 023206

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(T... o...

MONDAY

A50 AGDUFFJU 14/05/2007 COMPANIES HOUSE 271

FR

A10 *ATY6CP2A* 27/04/2007 COMPANIES HOUSE 500

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): See attached list	Class of shares allotted: 25 ord shares	Number allotted: 9,241
Address:		
UK postcode:		
Name(s): Apollo Nominees Limited	Class of shares allotted: 25 ord shares	Number allotted: 10,283
Address: 1 FINSBURY AVENUE LONDON EC2M 2PP		
UK postcode:		
Name(s): Apollo Nominees Limited	Class of shares allotted: 25 ord shares	Number allotted: 7,801
Address: 1 FINSBURY AVENUE LONDON EC2M 2PP		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form X

Signed [signature] Date 26 April, 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Company Secretrial Dept, Taylor Woodrow Developments Ltd, 2 Princes Way, Solihull, West Midlands B91 3ES Tel 0121 600 8548

DX number DX exchange

Name	Surname	Class of shares	Number allotted	Address	City	State	Zip code
Joy Gaynelle	Adams	25 ord shares	4	11350 Four Points Dr, Apt #426	Austin	TX	78726
Cynthia A	Lucas	25 ord shares	4	13622 Cherrydown St	Sugar Land	TX	77478
Dawn E	Padova	25 ord shares	4	6909 Honeysuckle Trail	Bradenton	FL	34202
Michele	Tomaszewski	25 ord shares	4	2061 Old Pine Way	Sarasota	FL	34232
Janet K	Butts	25 ord shares	6	11924 157th Pl North	Jupiter	FL	33478
Juan	Cabello	25 ord shares	6	1672 162nd Ave	San Leandro	CA	94578
Lynne M	Horton	25 ord shares	6	216 Sparrow Drive Unit #3	Royal Palm Beach	FL	33411
Wayne	Peacock	25 ord shares	6	904 Barclay Wood Drive	Ruskin	FL	33570
Deva	Arthur	25 ord shares	9	13417 Copperhead Dr	Riverview	FL	33569
Erin L	Detar	25 ord shares	9	5131 Butte Street	Lehigh Acres	FL	33971
Mark A	Green	25 ord shares	9	17767 E Trails End	Mayer	AZ	86333
Mary A	Upton	25 ord shares	9	1524 Blind Brook Dr	Sarasota	FL	34234
Darlene W	Cole	25 ord shares	11	6309 63rd Way	West Palm Beach	FL	33409
Nancie A	Kapp	25 ord shares	11	2309 Needham Drive	Valrico	FL	33594
Sandra L	O'Brien	25 ord shares	11	4297 Lake Lucerne Circle	West Palm Beach	FL	33409
Deena Ann	Rode	25 ord shares	11	5526 W Yearling Rd	Phoenix	AZ	85085
Kathleen K	Turnbull	25 ord shares	11	5560 Eagle Lake Dr	Palm Beach Garden	FL	33418
Diana L	Buglion	25 ord shares	13	3400 Sw Islesworth Circle	Palm City	FL	34990
Julie L	Good	25 ord shares	13	1235 Joenn Ave	N Ft Myers	FL	33903
Curtis F	Parge	25 ord shares	13	7235 49th Ave E	Bradenton	FL	34203
Cecilio	Rodriguez	25 ord shares	13	23818 Griffin House Lane	Katy	TX	77493
Denise A	Angelos	25 ord shares	18	20041 Barletta Lane Unit 2421	Estero	FL	33990
Lisa Anne	Campos	25 ord shares	18	357 Clandge Circle	Lehigh Acres	FL	33936
Geneva N	Rucker	25 ord shares	18	12129 Maiden Lane	Bonita Springs	FL	34135
Elaine	Appleyard Stulic	25 ord shares	22	6736 28th Ave N	St Petersburg	FL	33710
Melanie K	Beemer	25 ord shares	22	38559 N Tumbleweed Lane	Queen Creek	AZ	85041
Jeffrey B	Bennett	25 ord shares	22	5880 Napa Woods Way	Naples	FL	34116
Joanne M	Burnham	25 ord shares	22	3779 Rainforest Ct	Bradenton	FL	34209
Michael A	Cano	25 ord shares	22	550 Stafford Run, #115	Stafford	TX	77477
Jeannine E	Carner	25 ord shares	22	5920 17th Ave South	Gulfport	FL	33707
Esteban J	Cavazos	25 ord shares	22	5562 Rollingwood Dr	Sarasota	FL	34232
Roger	Cavnar	25 ord shares	22	4342 N 70th Avenue	Phoeniz	AZ	85033
Tamela P	Chitea	25 ord shares	22	11261 Longshore Way East	Naples	FL	34119
Deborah Ann	Decarlo	25 ord shares	22	1901 Brinson Road, #N-10	Lutz	FL	33558
Monica D	Donley	25 ord shares	22	2640 21st Street	Sarasota	FL	34234
Christina M	Heskett	25 ord shares	22	P O Box 220	Brandon	FL	33509
Timothy J	Hess	25 ord shares	22	2935 E Mead Drive	Gilbert	AZ	85297
Aaron C	Hudlet	25 ord shares	22	6519 victorian Way	Zephyrhills	FL	33542
Ted K	Malter	25 ord shares	22	84 Stoney Drive	Palm Beach Garden	FL	33410
Natalie A	Moren	25 ord shares	22	3529 W Powell Dr	Anthem	AZ	85086
Kristen	Powell	25 ord shares	22	5519 43rd St East	Bradenton	FL	34203
Jacqueline A	Sinclair	25 ord shares	22	3530 68th St N	St Petersburg	FL	33710
Chris A	Smith	25 ord shares	22	370 SE 6th Street	Pompano	FL	33060
Gail A	Starkweather	25 ord shares	22	16601 Easybend Dr	Manor	TX	78653
Joshua	Tice	25 ord shares	22	2939 E Mead Dr	Gilbert	AZ	85297
Hector J	Mena	25 ord shares	26	7588 Battalla Rd	North Port	FL	34286
Mary T	Peterson	25 ord shares	31	3535 Almeria Ave	Sarasota	FL	34239
Shane P	Dinatali	25 ord shares	33	6101 Oak Bluff Way	Lake Worth	FL	33467
Susan C	Heinz	25 ord shares	33	10106 Glenmore Ave	Bradenton	FL	342024049
Judith T	McCue	25 ord shares	33	20071 Barletta Lane, #275	Estero	FL	33928
Kathleen	Reilly-Hamm	25 ord shares	33	P O Box 645	Pineland	FL	33945
Maureen	Valenti	25 ord shares	35	11704 Clubhouse Dr	Bradenton	FL	34202
Bobbie	Alexander	25 ord shares	44	19 Waterford Pointe Circle	Sugar Land	TX	77479
Angela R	Ashley-Leister	25 ord shares	44	5804 Hidden Falls Lane	Apollo Beach	FL	33572
Sandra	Blazina	25 ord shares	44	28617 Pelenza Ct	Bonita Springs	FL	34135
Keith P	Blum	25 ord shares	44	407 Hamden Court	Katy	TX	77450
Catherine M	Bonilla	25 ord shares	44	7568 Coconut Blvd	West Palm Beach	FL	334122268
David J	Christensen	25 ord shares	44	928 Miramar St	Laguna	CA	92651
Paul	Condo II	25 ord shares	44	6334 W Port Royale Lane	Glendale	AZ	85306
Michael D	Dady	25 ord shares	44	5861 Cypress Hollow Way	Naples	FL	34109
Ann B	Delaney	25 ord shares	44	4183 Windspring St	Corona	CA	92883
Brent A	Dunham	25 ord shares	44	1451 Daryl Drive	Sarasota	FL	34232
Margarethe	Ellsworth	25 ord shares	44	766 Dainty Ave	Brentwood	CA	94513
Randy D	Faulkner	25 ord shares	44	9441 W Quail Ave	Peoria	AZ	85382
Linda P	Fidler	25 ord shares	44	106 Ambience	Irvine	CA	92603
Tina M	Flournoy	25 ord shares	44	PO Box 73931	San Clemente	CA	92673
Nathan A	Fogelson	25 ord shares	44	6201 W Olive #1153	Glendale	AZ	85302
Michele Rene	Funga	25 ord shares	44	10631 E Knowles Ave	Mesa	AZ	85209
Lennon	Gardner	25 ord shares	44	2529 W Via Perugia	Phoenix	AZ	85086
Georgina	Govin	25 ord shares	44	13 Copperfield Court	Marco Island	FL	34145
Michelle R	Green	25 ord shares	44	768 Wiggins Lake Dr, #201	Naples	FL	34110
Polly J	Hagerty	25 ord shares	44	22101 West Summit Dr	Briarcliff	TX	78669
Cindy	Herrera	25 ord shares	44	14254 W Gleding Drive	Surprise	AZ	85379
Eric	Holland	25 ord shares	44	3104 W Spirit Drive	Phoenix	AZ	85086
Rita Jane	Iacino	25 ord shares	44	10107 Hickory Hollow	Tampa	FL	336151618
Justin M	Iannacone	25 ord shares	44	6047 S Mack Avenue	Gilbert	AZ	85297
Richard L	Lewis	25 ord shares	44	2059 Coral Pt Drive	Cape Coral	FL	33990

John Robert	Long	25 ord shares	44	5025 McDade Dnve	Austin	TX	787356440
James J	Lowande	25 ord shares	44	534 NE 6th Terrace	Cape Coral	FL	33909
Brenda J	McCullah	25 ord shares	44	18043 Green Hazel Dnve	Houston	TX	77084
John	Mirata	25 ord shares	44	3407 S Main St, Unit D	Santa Ana	CA	92707
Patnck M	Murphy	25 ord shares	44	8705 Tin Roof Cove	Round Rock	TX	78681
Bruce W	Nelson	25 ord shares	44	35022 Cabnllo Court	Fremont	CA	94536
Nicole R	Parker	25 ord shares	44	4321 12th Ave S E	Naples	FL	34117
Omar N	Ramirez	25 ord shares	44	1053 Wallgreen St	Placentia	CA	92870
Betsy C	Rogers	25 ord shares	44	980 Post Street	Alameda	CA	94501
Ann C	Sampson	25 ord shares	44	15 Terraza Dnve	Newport Coast	CA	92657
John	Schaupp	25 ord shares	44	209 Gillette Rd	Watsonville	CA	95076
Jeffrey R	Sheets	25 ord shares	44	4310 Morning Willow Dnve	Katy	TX	77450
Stacey L	Walker	25 ord shares	44	4230 Donnington Dr	Parrish	FL	34219
David C	Wallis	25 ord shares	44	5600 N Flagler Dr , Apt 908	West Palm Beach	FL	33407
Mary F	Willis	25 ord shares	44	4512 Ascot Circle South	Sarasota	FL	34235
Jill K	Zimmerman	25 ord shares	44	1010 West Wagon Wheel Dnve	Phoenix	AZ	85021
Donald A	Metrione	25 ord shares	55	8280 Boonesboro Rd	N Ft Myers	FL	33917
Jamie A	Baker	25 ord shares	66	840 Wilson Blvd S	Naples	FL	34117
Patncia	Crane	25 ord shares	66	5128 Camus Way	Sarasota	FL	34232
Thomas P	Fichter	25 ord shares	66	8790 King Lear Ct	Fort Myers	FL	33908
Diane T	Gross	25 ord shares	66	7260 NW 68th Dnve	Parkland	FL	33067
Robert Enc	Weesner	25 ord shares	66	11615 Water Poppy Terrace	Bradenton	FL	34202
Vincent S	Bonnici	25 ord shares	77	2819 Coventry Dr	Sarasota	FL	34231
Grace S	Anderson	25 ord shares	88	25201 Gnssom Road	Laguna Hills	CA	92653
John W	Bruton	25 ord shares	88	1125 Centre Court Dr	Tracy	CA	95376
Joseph A	Davis	25 ord shares	88	10960 Mahogany Run	Fort Myers	FL	33913
LaNelle S	Deardorf	25 ord shares	88	20 Stillmeadow Dnve	Austin	TX	78738
Mark A	Delillo	25 ord shares	88	7646 Tralee Way	Lakewood Ranch	FL	34202
Timothy R	Diers	25 ord shares	88	2545 Royal Palm Ct	Naples	FL	34103
Dustin Gene	Estetter	25 ord shares	88	2500 Tumbling River Dnve	Leander	TX	78641
Deborah M	Foster	25 ord shares	88	1 Via Leon	San Clemente	CA	92673
Charles B	Gannon	25 ord shares	88	1290 Oake's Blvd	Naples	FL	34119
Coreen J	Janes	25 ord shares	88	4684 Pheasant Ct	Dublin	CA	94568
Sandra Grace	Kuffel	25 ord shares	88	8060 SE River Lane	Stuart	FL	34997
Dilip	Radhaknshnan	25 ord shares	88	6360 Robin Cove	Bradenton	FL	34202
Carl K	Renninger	25 ord shares	88	2352 Tangenne Dr	Sarasota	FL	34239
Sally J	Schieb	25 ord shares	88	2722 Goodwood Court	Sarasota	FL	34235
Richard G	Tardif	25 ord shares	88	7890 Flagstone Dr	Pleasanton	CA	94588
Angela R	Watson	25 ord shares	88	7821 78th Way	West Palm Beach	FL	33407
Robert K	Zumkley	25 ord shares	88	16034 W Maui Lane	Surprise	AZ	85379
Alan B	Smith	25 ord shares	132	7600 Eagles Flight Lane	Ft Myers	FL	33912
Timothy D	Stamos	25 ord shares	132	5102 N 31st Place, #415	Phoenix	AZ	85016
John E	Weaver	25 ord shares	132	1371 Hermine Ct	Walnut Creek	CA	94596
Margaret A	Russell	25 ord shares	108	2023 Parco Verde Circle	Katy	TX	77450
Terry Lee	Foote	25 ord shares	147	512 1st Ave S	Tierra Verde	FL	33715
Douglas L	Schwartz	25 ord shares	154	2132 Laguna Way	Naples	FL	34109
Alberto	Garcia	25 ord shares	177	700 N Dobson Rd #54	Chandler	AZ	85224
David B	Langhout	25 ord shares	177	7312 Wax Myrtle Way	Sarasota	FL	34241
Helen C	Myers	25 ord shares	177	292 42nd Avenue	St Pete Beach	FL	33706
Joseph W	Taylor	25 ord shares	187	4853 Beaumont Dr	La Mesa	CA	91941
Robert L	Sczech	25 ord shares	189	6407 Early Way Dr	Austin	TX	78749
George P	Barker	25 ord shares	170	185 Stanford Ct	Irvine	CA	92612
James D	Coulter	25 ord shares	191	1002 Lisa Dnve	Austin	TX	78733
Peter R	Geaglone	25 ord shares	191	6527 Coopers Hawk Court	Lakewood Ranch	FL	342025173
Robert E	Glantz	25 ord shares	191	405 Givens Street	Sarasota	FL	34242
Jeffrey B	Handlin	25 ord shares	191	2921 W El Prado Blvd	Tampa	FL	33629
Enk M	Heuser	25 ord shares	191	8018 Waterview Blvd	Bradenton	FL	34202
Timothy A	Knight	25 ord shares	191	2606 Tanglewood Dr	Sarasota	FL	34239
Victoria L	Lerum	25 ord shares	191	4055-6 N Recker Rd	Mesa	AZ	85215
Philip G	Mader	25 ord shares	191	5731 Dakin Ct	Pleasanton	CA	94566
Todd	Merrill	25 ord shares	191	2714 W Leila Ave	Tampa	FL	33611
Michael J	Moser	25 ord shares	191	278 Petrel Trail	Bradenton	FL	34212
James D	Plasek	25 ord shares	191	12109 Rayo De Luna Lane	Austin	TX	78732
Thomas R	Spence	25 ord shares	191	11912 Royce Waterford Circle	Tampa	FL	33626
Bnan F	Watson	25 ord shares	191	7021 Treymore Ct	Sarasota	FL	34243
James A	Whitmore	25 ord shares	191	2029 Prince Dnve	Napes	FL	34110
		Total shares	9241				

coform

88(2) cont

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 296805

Company Name in full Taylor Woodrow plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)						

Class of shares *(ordinary or preference etc)*			
Number allotted			
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Company No 296805 (1372)

THE COMPANIES ACT 1985

Public Company Limited By Shares

Resolutions

of

TAYLOR WOODROW plc

Passed 2 May 2007

FRIDAY

A52 04/05/2007 440
COMPANIES HOUSE

At the Annual General Meeting of the Company, duly convened and held on 2 May 2007, the following resolutions, which constituted special business at the meeting, were duly passed by the Company

ORDINARY RESOLUTION

10 "THAT the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the company to allot relevant securities (within the meaning of Section 80 of the Companies Act) up to but not exceeding a maximum aggregate nominal amount of £48,493,087 during the period commencing on the date of passing this Resolution and expiring at the conclusion of the Annual General Meeting of the company in 2008 save that the company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Board may allot relevant securities in pursuance of such offers or agreements as if the authority conferred by this Resolution had not expired "

SPECIAL RESOLUTIONS

11 "THAT subject to the passing of the previous Resolution, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act to allot equity securities (within the meaning of Section 94 of the Companies Act) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited

(i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever),

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £7,426,876

and shall expire at the conclusion of the Annual General Meeting of the company in 2008, save that the company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Board may allot equity securities in pursuance of such offers and agreements as if the power conferred by this Resolution had not expired "

12 "THAT the company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act) of ordinary shares of 25 pence each of the company ("ordinary shares"), provided that

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 59,415,008,

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share,

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased,

(iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the company in 2008 and 1 November 2008 unless such authority is renewed prior to such time save that the company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this Resolution had not expired "

13 "THAT the Articles of Association of the company be altered by making the amendments summarised in the Appendix to this circular and contained in the printed copy of the proposed amended Articles of Association produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification "

Dated 2 May 2007

R I Morbey
Secretary

\\NW-PWAY1\vol1\Shared\PLC\Secretariat\General\Secretariat\AGM\2007\Companies House Resolutions doc

Registered No 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM
(As adopted by Special Resolution passed on 13 June 1986)

AND

ARTICLES OF ASSOCIATION
(As adopted by Special Resolution passed on 29 May 2002 and amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007)

of

TAYLOR WIMPEY plc

Incorporated 1 February 1935

No 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

(As altered by Resolution of the Directors and by Special Resolution passed on 13th June, 1986)

OF

TAYLOR WIMPEY plc

1 The name of the Company is "Taylor Wimpey plc" *

2 The Company is to be a public company

3 The registered office of the Company will be situated in England and Wales

4 The objects for which the Company is established are

* The name of the Company was changed from "Taylor Woodrow Estates, Limited" to "Taylor Woodrow Limited" on 24th September, 1943, the Company was re-registered as a public limited company under the name "Taylor Woodrow plc" on 23rd December, 1981, and the name was changed to Taylor Wimpey plc on 3rd July, 2007

4 01 To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company and to do all lawful acts and things whatever which may be necessary or convenient to carry on the business of a holding company and in particular to do all lawful acts and things that its subsidiaries from time to time are empowered to do and to carry on in all its branches the business of a management and service company and to act as managers and to co-ordinate and direct the management and affairs of other companies and of the business property and estates of any persons or companies and to undertake and carry out all such services in connection therewith as may be deemed expedient and to exercise its powers as a controlling shareholder of other companies

4 02 To purchase, take on lease or in exchange, hire or otherwise acquire and hold, for any estate or interest, and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of and kind and to develop and turn to account any land acquired by the Company or in which it is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up and improving buildings, and by planting, draining, growing, farming, cultivating, letting on building lease or building agreement, and by advancing money to and entering into contracts and arrangements of all kinds with builders, purchasers, tenants, and others

4 03 To purchase or otherwise acquire any patents, brevets d'invention, licences, concessions, copyrights, trade marks, designs and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention, process or development which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever, whether manufacturing or otherwise, which the Company may think calculated directly or indirectly to achieve these objects

4 04 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue on commission or otherwise underwrite, subscribe for and take or guarantee the payment of any dividend or interest on any shares, stocks, debentures or other capital or securities or obligations of any such companies, syndicates or other bodies, and to pay or provide for brokerage commission and underwriting in respect of any such issue

4 05 To enter into partnerships or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person or company for the purpose of carrying on business within any of the objects of the Company

4 06 To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights

4 07 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person or company carrying on any business which this Company is authorised to carry on, or possessed of property suitable for any of the purposes of the Company

4 08 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company

4 09 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects

4 10 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world

4 11 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations including, without prejudice to the generality of the foregoing, borrowing and lending money and entering into contracts and arrangements of all kinds

4 12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance

4 13 To guarantee or otherwise support or secure, either with or without the company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business

4 14 To grant indemnities of every description and to undertake obligations of every description

4 15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan

4 16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and to remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business

4 17 To pay for any property or rights acquired by the Company either in cash or fully or partly paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as the Company may determine

4 18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine

4 19 To make loans or donations to such persons and in such cases (and in the case of loans either of cash or of other assets) as the Company may think directly or indirectly conducive to any of its objects or otherwise expedient

4 20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law

4 21 To subscribe for, underwrite, purchase or otherwise acquire, take, hold, or sell any shares or stock, bonds, debentures or debenture stock, or other securities or obligations of any company and to invest or lend any of the moneys of the Company not immediately required for its operations in such manner, with or without security, and whether at home or abroad, as the Company may think fit

4 22 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever

4 23 To procure the Company to be registered or recognised in any country or place abroad

4 24 To obtain any provisional or other order or Act of Parliament of this country or of the legislature of any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests

4 25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity

4 26 To insure the life of any person who may, in the opinion of the Company, be of value to the Company as having or holding for the Company interests, goodwill or influence or other assets and to pay the premiums on such insurance

4 27 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payment for or towards insurance on the life or lives of such persons, to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, trust, other establishment, or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or may be connected with any place where the Company carries on business, to institute and maintain any institution, association, society, club, trust or other establishment or profit-sharing scheme calculated to advance the interests of the Company or such persons, to join, participate in and subsidise or assist any association of employers or employees or any trade association, and to subscribe or guarantee money for charitable or benevolent objects or for any public, general or useful object or for any exhibition, the said persons are any persons who are or were at any time in the employment or service of the Company or of any company which is for the time being the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or is otherwise associated with the Company in its business or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and holding or who held any salaried employment or office in the Company or such other company, and the wives, widows, families or dependants of any such persons

4 28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company

4 29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others

4 30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them

It is hereby declared that

(a) the word "company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed, and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation should be given thereto and they shall not, except where the content expressly so requires, be in any way limited or restricted by application of the ejusdem generis rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company, none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company

5 The liability of the members is limited

6 The share capital of the Company is £50,000,000 divided into 200,000,000 Shares of 25p each *

*** Notes:**

(1) By Extraordinary Resolution dated 22nd June, 1951 the authorised share capital of the Company was increased from £400,000 (which comprised 100,000 6 per cent Cumulative Preference Shares of £1 each and 1,200,000 Ordinary Shares of 5s each) to £1,000,000 by the creation of 2,400,000 Ordinary Shares of 5s each

(2) By Extraordinary Resolution dated 27th May, 1955 the authorised share capital of the Company was increased from £1,000,000 to £2,000,000 by the creation of 1,000,000 6 per cent Cumulative Second Preference Shares of £1 each

(3) By Special Resolution dated 24th October, 1956 the authorised share capital of the Company was increased from £2,000,000 to £3,000,000 by the creation of 4,000,000 Ordinary Shares of 5s each

(4) By Extraordinary Resolution dated 28th November, 1958 the authorised share capital of the Company was increased from £3,000,000 to £4,000,000 by the creation of 4,000,000 Ordinary Shares of 5s each

(5) By Special Resolution dated 25th August, 1961 the authorised share capital of the Company was increased from £4,000,000 to £4,150,000 by the creation of 600,000 Ordinary Shares of 5s each

(6) By Special Resolution dated 4th June 1962, 500,000 of the 1,000,000 6 per cent Cumulative Second Preference Shares of £1 each (unissued) were converted into 2,000,000 Ordinary Shares of 5s each

(7) By Special Resolution dated 11th June, 1965 the share capital of the Company was reduced from £4,150,000 to £3,550,000 by -

(a) making a return of £1 paid up on each of the 100,000 6 per cent Cumulative Preference Shares of £1, together with the payment of 2/6d per share, thus cancelling each such share

(b) the cancellation of the unissued 500,000 6 per cent Cumulative Second Preference Shares of £1 each

(8) By Special Resolution dated 11th June, 1965 the share capital of the Company was increased to the former limit of £4,150,000 by the creation of 2,400,000 Ordinary Shares of 5s each

(9) By Special Resolution dated 16th April, 1971 the share capital of the Company was increased from £4,150,000 to £5,000,000 by the creation of 3,400,000 Ordinary Shares of 25p each

(10) By Extraordinary Resolution dated 4th November, 1971 the authorised share capital of the Company was increased from £5,000,000 to £6,000,000 by the creation of 4,000,000 Ordinary Shares of 25p each

(11) By Extraordinary Resolution dated 11th June, 1976 the authorised share capital of the Company was increased from £6,000,000 to £7,500,000 by the creation of 6,000,000 Ordinary Shares of 25p each

(12) By Extraordinary Resolution dated 8th June, 1979 the authorised share capital of the Company was increased from £7,500,000 to £10,000,000 by the creation of 10,000,000 Ordinary Shares of 25p each

(13) By Resolution dated 8th June, 1984 the authorised share capital of the Company was increased from £10,000,000 to £20,000,000 by the creation of 40,000,000 Ordinary Shares of 25p each

(14) By Resolution dated 11th July, 1985 the authorised share capital of the Company was increased from £20,000,000 to £25,000,000 by the creation of 20,000,000 Ordinary Shares of 25p each

(15) By Extraordinary Resolution dated 13th June, 1986 the authorised share capital of the Company was increased from £25,000,000 to £50,000,000 by the creation of 100,000,000 Ordinary Shares of 25p each

(16) By Resolution dated 17th June, 1988 the authorised share capital of the Company was increased from £50,000,000 to £54,000,000 by the creation of 16,000,000 Ordinary Shares of 25p each

(17) By Special Resolution dated 16th June, 1989 the authorised share capital of the Company was increased from £54,000,000 to £105,000,000 by the creation of 220,000,000 Ordinary Shares of 25p each

(18) By Resolution dated 9th May, 1991 the authorised share capital of the Company was increased from £105,000,000 to £140,000,000 by the creation of 140,000,000 Ordinary Shares of 25p each

(19) By Resolution dated 12th February, 2001 the authorised share capital of the Company was increased from £140,000,000 to £195,000,000 by the creation of 220,000,000 Ordinary Shares of 25p each

(20) By Resolution dated 24th September, 2003 the authorised share capital of the Company was increased from £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each to £205,000,000 divided into 780,000,000 Ordinary Shares and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares

(21) By Resolution of the Board dated 24th February, 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each

(22) By Resolutions dated 29th May, 2007 the authorised share capital of the Company was increased from £205,000,000 to £500,000,000 by the creation of 1,180,000,000 Ordinary Shares of 25p each

We, the several persons whose Names, Addresses and Descriptions are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of Shares in the Capital of the Company set opposite our respective names

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber (in words)
FRANK PURSGLOVE 109 Whittington Avenue, Hayes, Middlesex Private Secretary	One Ordinary
ALFRED WADDINGTON GOODALL 30 Lansbury Drive, Hayes, Middlesex Solicitor's Clerk	One Ordinary
CLAUDE KENNETH JONES 16 Trinity Road, Southall, Middlesex Solicitor's Clerk	One Ordinary
WILLIAM FREDERICK WHITE 5 Haven Green, Ealing, W 5 Solicitor's Clerk	One Ordinary
ALFRED ROBERT FREESTONE 18 Corunna Road, Battersea, S W 8 Solicitor's Clerk	One Ordinary
FREDERICK WILLIAM WILMORE 210 Eversleigh Road, Battersea, S W 11 Solicitor's Clerk	One Ordinary
HENRY WILLIAM TUCKER 19 Benhill Road, Camberwell, S E 5 Solicitor's Managing Clerk	One Ordinary

DATED this 29th day of January, 1935

WITNESS to the above Signatures

R F W PATTESON
37 Avonmore Road, Kensington, W 14
Solicitor

Private & Confidential

Registered No 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

of

TAYLOR WOODROW plc

(As adopted by Special Resolution passed on 29 May 2002 and as amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007)

PRELIMINARY

1 **Table "A" not to apply**

1 1 No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company

2 **Interpretation**

2 1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings

"address" in relation to any electronic communication includes any number or address used for the purposes of such communication

"these Articles" means these Articles of Association as originally adopted or altered or varied from time to time (and **"Article"** means one of these Articles)

"Auditors" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"**Board**" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"**CA 1985**" means, subject to paragraph 2.3 of this Article, the Companies Act 1985 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company (including, without limitation, the Regulations)

"**Chairman**" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"**clear days**" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"**communication**" has the meaning given to it in the Electronic Communications Act 2000

"**Company**" means Taylor Woodrow plc

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Board has approved

"**Director**" means a director for the time being of the Company

"**electronic communication**" has the meaning given to it in the Electronic Communications Act 2000 and "**electronic communications**" shall be construed accordingly

"**execution**" includes any mode of execution (and "**executed**" shall be construed accordingly)

"**holder**" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share

"**London Stock Exchange**" means London Stock Exchange plc or other principal stock exchange in the United Kingdom for the time being

"**member**" means a member of the Company or, where the context requires, a member of the Board or of any committee

"**Office**" means the registered office for the time being of the Company

"**Ordinary Share**" means an Ordinary Share of the Company (as referred to in Article 5)

"**paid up**" means paid up or credited as paid up

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in each case as such term is defined in Part 18 of the Financial Services and Markets Act 2000

"**Register**" means the register of members of the Company to be kept pursuant to section 352 CA 1985 or, as the case may be, any overseas branch register kept pursuant to Article 114

"**Regulations**" means The Uncertificated Securities Regulations 2001 (SI 2001 No 3755) including any modification thereof and rules made thereunder or any regulations in substitution therefor made under section 207 Companies Act 1989 for the time being in force

"**Seal**" means the common seal of the Company or any official or securities seal that the Company may be permitted to have under CA 1985

"**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of CA 1985) a joint, temporary, assistant or deputy secretary

"**share**" means a share of the Company

"**United Kingdom**" means Great Britain and Northern Ireland

"**writing or written**" means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form and, if the Board shall in its absolute discretion determine for any purpose or purposes under the Articles, subject to such terms and conditions as the Board may determine, electronic communications

2 2 Unless the context otherwise requires

(a) words in the singular include the plural, and vice versa,

(b) words importing the masculine gender include the feminine gender, and

(c) a reference to a person includes a body corporate and an unincorporated body of persons

2 3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2 4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in CA 1985

2 5 The headings are inserted for convenience only and shall not affect the construction of these Articles

3 **Form of resolution**

3 1 Subject to CA 1985, where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective.

3 2 A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more of the members

4 **Uncertificated shares**

4 1 Notwithstanding anything in these Articles to the contrary, any shares in the Company may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with the Regulations and practices instituted by the Operator of the relevant system Any provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with

(a) the holding of shares in uncertificated form,

(b) the transfer of title to shares by means of a relevant system, or

(c) any provision of the Regulations and,

without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form

4 2 Without prejudice to the generality and effectiveness of the foregoing

(a) Articles 12, 13 and 34 and the second and third sentences of Article 36 shall not apply to uncertificated shares and the remainder of Article 36 shall apply in relation to such shares as if the reference therein to the date on which the transfer was lodged with the Company were a reference to the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the facilities and requirements of the relevant system,

(b) without prejudice to Article 35 in relation to uncertificated shares, the Board may also refuse to register a transfer of uncertificated shares in such other circumstances as may be permitted or required by the Regulations and the relevant system,

(c) in respect of uncertificated shares, the Board may not suspend the registration of transfers of any participating security in accordance with Article 37, without the consent of the Operator of the relevant system,

(d) references in these Articles to a requirement on any person to execute or deliver an instrument of transfer or certificate or other document which shall not be appropriate in the case of uncertificated shares shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Board may make from time to time pursuant to Article 4 2(o) below,

(e) for the purposes referred to in Article 41, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either

   (i) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person, or

   (ii) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person,

(f) the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as is required by the Regulations and the relevant system and, unless the Board otherwise determines, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings,

(g) the Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption, in particular, any provision

of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled);

(h) a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which applies only in respect of certificated shares or uncertificated shares,

(i) references in Article 43 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares,

(j) if a document referred to in Article 43 relates to uncertificated shares, the Company must comply with any requirements of the Regulations which limit its ability to destroy these documents,

(k) for the purposes referred to in Article 45 2, the Board may in respect of uncertificated shares authorise some person to transfer and/or require the holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system,

(l) for the purposes of enforcing the restriction referred to in Article 80 1(b)(ii), the Board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form If the member does not comply with the notice, the Board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form,

(m) for the purposes of Article 142 1, any payment in the case of uncertificated shares may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and without prejudice to the generality of the foregoing such payment may be made by the sending by the Company or any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders of such shares or, if permitted by the Company, of such person as the holder or joint holders may in writing direct and for the purposes of Article 142 2 the making of a payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company,

(n) subject to CA 1985 the Board may issue shares as certificated shares or as uncertificated shares in its absolute discretion and Articles 6, 145 and 147 shall be construed accordingly,

(o) the Board may make such arrangements or regulations (if any) as it may from time to time in its absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 4 and the Regulations and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Article 4,

(p) the Board may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under CA 1985 or these Articles or otherwise in effecting any actions; and

(q) the Board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security.

4 3 Where any class of shares in the capital of the Company is a participating security and the Company is entitled under any provisions of CA 1985 or the rules made and practices instituted by the Operator of any relevant system or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the Operator of the relevant system) shall include the right to·

(a) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form, and/or

(b) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares, and/or

(c) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned; and/or

(d) transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share, and/or

(e) otherwise rectify or change the Register in respect of that share in such manner as may be appropriate, and

(f) take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him.

4 4 For the purposes of this Article 4

(a) words and expressions shall have the same respective meanings as in the Regulations,

(b) references herein to an uncertificated share or to a share (or to a holding of shares) being in uncertificated form are references to that share being an uncertificated unit of a security, and references to a certificated share or to a share being in certificated form are references to that share being a unit of a security which is not an uncertificated unit; and

(c) "cash memorandum account" means an account so designated by the Operator of the relevant system

SHARE CAPITAL

5 Authorised share capital

5 1 The authorised share capital of the Company at the date of the adoption of these Articles is £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each [1]

6 Allotment

6 1 Subject to the provisions of CA 1985 and to any relevant authority of the Company in general meeting required by CA 1985, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount

7 Redeemable shares

7 1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the

---

1 By Resolution dated 24 September 2003 the authorised share capital of the Company was increased from £195,000,000 to £205,000,000 divided into 780,000,000 Ordinary Shares of 25p each and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares

2 By Resolution of the Board dated 24 February 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each

option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide

8 **Power to attach rights**

8 1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

9 **Share warrants to bearer**

9 1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant

9 2 The powers referred to in Article 9 1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed),

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings,

(c) dividends will be paid, and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant

10 **Commission and brokerage**

10 1 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by CA 1985 Subject to the provisions of CA 1985, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods

11 Trusts not to be recognised

11 1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share

SHARE CERTIFICATES

12 Right to certificates

12 1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in Article 133

12 2 The issued shares of a particular class which are fully paid up and rank pari passu for all purposes shall not bear a distinguishing number All other shares shall bear a distinguishing number

12.3 The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders

12 4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares.

12 5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person.

13 Replacement certificates

13.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

13 2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request

13 3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge

13 4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 13 may be made by any one of the joint holders.

LIEN ON SHARES

14 Lien on shares not fully paid

14 1 The Company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the Company (whether presently or not) in respect of that share and to the extent and in the circumstances permitted by CA 1985. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

15 Enforcement of lien by sale

15 1 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

16 Application of proceeds of sale

16 1 The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged The balance (if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as

existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold (without interest)

CALLS ON SHARES

17 Calls

17 1 Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made

18 Liability of joint holders

18.1 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof

19 Interest on calls

19 1 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding 15 per cent per annum (compounded on a 6 monthly basis), as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

20 Rights of member when call unpaid

20 1 Unless the Board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him

in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company

21 **Sums due on allotment treated as calls**

21 1 Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call

22 **Power to differentiate**

22 1 The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

23 **Payment in advance of calls**

23.1 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the Board may decide The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced

24 **Delegation of power to make calls**

24 1 If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be

FORFEITURE OF SHARES

25 **Notice if call not paid**

25 1 If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time serve a notice in writing on such member or on any person entitled to the shares by

transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

26 Forfeiture for non-compliance

26 1 If the notice referred to in Article 25 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

27 Notice after forfeiture

27 1 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be) An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

28 Forfeiture may be annulled

28 1 The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit

29 Surrender

29 1 The Board may accept a surrender of any share liable to be forfeited. In such case references in these Articles to forfeiture shall include surrender.

30 Disposal of forfeited shares

30 1 Every share which shall be forfeited shall thereupon become the property of the Company Subject to the provisions of CA 1985, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine The Board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the share The

Company may receive the consideration (if any) given for the share on its disposal

31 **Effect of forfeiture**

31 1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

32 **Extinction of claims**

32 1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by CA 1985 given or imposed in the case of past members

33 **Evidence of forfeiture**

33 1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share under the Seal delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof

TRANSFER OF SHARES

34 Form of transfer

34 1 Subject to such of the restrictions of these Articles as may be applicable, each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

35 Right to refuse registration

35 1 The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares,

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required), and

(e) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis

35 2 Transfers of shares will not be registered in the circumstances referred to in Article 80

36 Notice of refusal

36 1 If the Board refuses to register a transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee Any instrument of transfer which the Board refuses

to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it All instruments of transfer which are registered may be retained by the Company

37 **Closing of Register**

37 1 The registration of transfers of shares or of any class of shares may be suspended (to the extent the same is consistent with CA 1985) at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine Notice of closure of the Register shall be given in accordance with the requirements of CA 1985

38 **Fees on registration**

38.1 No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

39 **Other powers in relation to transfers**

39 1 Nothing in these Articles shall preclude the Board

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person, or

(b) if empowered by these Articles to authorise any person to execute an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 15

TRANSMISSION OF SHARES

40 **On death**

40 1 If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

41 **Election of person entitled by transmission**

41 1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person All the provisions of these

Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event as aforesaid had not occurred Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register

42 **Rights on transmission**

42 1 Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with

DESTRUCTION OF DOCUMENTS

43 **Destruction of documents**

43 1 The Company may destroy

(a) any instrument of transfer, after six years from the date on which it is registered,

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it,

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means which such copy is retained until the

expiration of the period applicable to the destruction of the original of such document

43.2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that

(a) this Article 43 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(b) nothing in this Article 43 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 43 which would not attach to the Company in the absence of this Article 43, and

(c) references in this Article 43 to the destruction of any document include references to the disposal of it in any manner

ALTERATION OF SHARE CAPITAL

44 Increase, consolidation, cancellation and sub-division

44 1 The Company in general meeting may from time to time by ordinary resolution.

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes,

(b) consolidate, or consolidate and then sub-divide all or any of its share capital into shares of larger amount than its existing shares,

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled, and

(d) subject to the provisions of CA 1985, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares

45 Fractions

45.1 Whenever as the result of any consolidation, consolidation and sub-division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit,

and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including, subject to the provisions of CA 1985, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company), or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the Board may exercise all the powers conferred on it by Article 147 without an ordinary resolution of the Company

45.2 For the purposes of any sale of consolidated shares pursuant to Article 45.1, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

46 Reduction of capital

46 1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any way

47 Purchase of own shares

47 1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any

class (including any redeemable shares) Any shares to be so purchased may be selected in any manner whatsoever

VARIATION OF CLASS RIGHTS

48 Sanction to variation

48.1 Subject to the provisions of CA 1985, if at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise)

49 Class meetings

49 1 All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights The quorum at every such meeting shall be not less than two persons entitled to vote and holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares) Every holder of shares of the class, present in person or by proxy, and entitled to vote may demand a poll Each such holder shall on a poll be entitled to one vote for every share of the class held by him If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy and entitled to vote shall be a quorum

50 Deemed variation

50 1 Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares in accordance with the provisions of CA 1985 and these Articles

GENERAL MEETINGS

51 Annual general meetings

51 1 Subject to the provisions of CA 1985, annual general meetings shall be held at such time and place as the Board may determine

52 Extraordinary general meetings

52.1 All general meetings, other than annual general meetings, shall be called extraordinary general meetings

53 Convening of extraordinary general meeting

53 1 The Board may convene an extraordinary general meeting whenever it thinks fit An extraordinary general meeting shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by section 368 CA 1985. At any meeting convened on such requisition or by such requisitionists no business shall be transacted except that stated by the requisition or proposed by the Board If there are not within the United Kingdom sufficient members of the Board to convene a general meeting, any Director may call a general meeting

54 Notice of general meetings

54 1 An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing.

54 2 Subject to the provisions of CA 1985, and notwithstanding that it is convened by shorter notice than that specified in this Article 54, a general meeting shall be deemed to have been duly convened if it is so agreed

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting, and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right

54 3 The notice shall specify.

(a) whether the meeting is an annual general meeting or an extraordinary general meeting,

(b) the place, the day and the time of the meeting,

(c) in the case of special business, the general nature of that business,

(d) if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

54 4 The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors and to the Auditors

55 **Omission or non-receipt of notice**

55 1 The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting

56 **Special business**

56 1 All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting.

(a) the declaration of dividends,

(b) the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors and any other document required to be annexed to the annual accounts,

(c) the election or re-election of Directors,

(d) the re-election of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed;

(e) the approval of the directors' remuneration report

PROCEEDINGS AT GENERAL MEETINGS

57 **Quorum**

57 1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum

58 If quorum not present

58 1 If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine If at such adjourned meeting a quorum is not present within five minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

59 Chairman

59 1 The Chairman of the Board shall preside at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting

60 Directors and other persons may attend and speak

60 1 A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company Any proxy appointed by a member shall also be entitled to speak at any general meeting of the Company

61 Power to adjourn

61 1 The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of

62 Notice of adjourned meeting

62 1 Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting Whenever a meeting is adjourned for 14 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting

63 Business of adjourned meeting

63 1 No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place

64 Accommodation of members and security arrangements

64 1 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting

(a) direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside ("**the Principal Place**"); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place

64.2 The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the

circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions

VOTING

65 <u>Method of voting</u>

65 1 At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded Subject to the provisions of CA 1985, a poll may be demanded by·

(a) the Chairman of the meeting, or

(b) by at least five members present in person or by proxy and entitled to vote at the meeting, or

(c) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

The Chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands

65 2 At general meetings, resolutions shall be put to the vote by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

66 <u>Chairman's declaration conclusive on show of hands</u>

66 1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

67 <u>Objection to error in voting</u>

67 1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only

vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting The decision of the Chairman on such matters shall be final and conclusive

68 Amendment to resolutions

68 1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution

68 2 In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or the Chairman of the meeting in his absolute discretion decides that it may be considered or voted on

69 Procedure on a poll

69 1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. The Chairman may appoint scrutineers who need not be members No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

69 2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

69 3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman A demand so withdrawn shall validate the result of a show of hands declared before the demand was made

69 4 On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way

70 **Votes of members**

70 1 Subject to the provisions of CA 1985, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every proxy appointed by a member (other than the Chairman of the meeting) shall have one vote A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member Subject to the provisions of CA 1985, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder

70 2 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

70 3 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place or address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

71 **Casting vote**

71.1 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have

72 **Restriction on voting rights for unpaid calls etc**

72 1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares,

either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the Company.

73 **Voting by proxy**

73 1 Any person (whether a member of the Company or not) may be appointed to act as a proxy The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

74 **Form of proxy**

74 1 An appointment of a proxy shall

(a) be in writing and, if the Board in its absolute discretion determines, may be contained in an electronic communication, in any such case in any common form or in such other form as the Board may approve and (i) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf or (ii) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms and conditions and authenticated in such manner as the Board may in its absolute discretion determine,

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit,

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

75 **Deposit or receipt of proxy**

75 1 The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall

(a) in the case of an instrument in writing (including, whether or not the appointment of proxy is contained in an electronic communication, any such power of attorney or other authority) be deposited at the Office or at such other place or places within the United Kingdom as is specified in

the notice convening the meeting or in any notice of any adjourned meeting or in any appointment of proxy sent out by the Company in relation to the meeting not less than 48 hours (or such shorter time as the Board may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or

(aa) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours (or such shorter time as the Board may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours (or such shorter time as the Board may determine) before the time appointed for the taking of the poll, or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director,

and an appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date

76 <u>More than one proxy may be appointed</u>

76 1 A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share

77 Board may supply proxy cards

77 1 The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, appointments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 55, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy

78 Revocation of proxy

78 1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was executed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or, where the appointment of proxy was contained in an electronic communication, at the address which such appointment was duly received, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy, at least 48 hours (or such shorter time as the Board may determine) before the commencement of the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used

79 Corporate representative

79 1 A corporation (whether or not a company within the meaning of CA 1985) which is a member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is a Depositary voting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers

80 Failure to disclose interests in shares

80 1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 Companies Act 2006 and has failed in relation to any shares ("the default shares", which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board otherwise determines

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll, and

(b) where the default shares represent at least 0 25 per cent in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares)

(i) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 145, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless

(A) the member is not himself in default as regards supplying the information required, and

(B) the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer

80.2 Where the sanctions under Article 80.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 80.1(b) shall become payable) at the end of the period of seven days (or such shorter period as the Board may determine) after the earlier of:

(a) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer but only in respect of the shares transferred, or

(b) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete

80 3 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 793 Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 80 1

80 4 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 80 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary

80.5 Where the member on which a notice under section 793 Companies Act 2006 is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

80 6 For the purposes of this Article 80.

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "**interested**" shall be construed as it is for the purpose of section 793 Companies Act 2006,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference·

(i) to his having failed or refused to give all or any part of it, and

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(d) "**prescribed period**" means 14 days,

(e) "**excepted transfer**" means, in relation to any shares held by a member

(i) a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 Companies Act 2006); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

80 7 Nothing contained in this Article 80 shall be taken to limit the powers of the Company under sections 794 and 795 Companies Act 2006

UNTRACED MEMBERS

81 Power of sale

81 1 The Company shall be entitled to sell at the best price reasonably obtainable any certificated share of a member, or any certificated share to which a person is entitled by transmission, if and provided that.

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that the share has been in issue either in certificated or uncertificated form during such period of 12 years and the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under Article 153 c,

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other,

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission, and

(e) the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange

81 2 To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale

81.3 If during the period of 12 years referred to in Article 81 1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 81 1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 81 1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares

82 <u>Application of proceeds of sale</u>

82.1 The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

PRESIDENT

83 <u>Appointment of President</u>

83 1 The Board may appoint any person who is or has been a Director and who in the opinion of the Board has rendered outstanding services to the Company to be

President and may determine the period for which he is to hold office Any such appointment may be made on such terms as to remuneration and otherwise as the Board may think fit and may be terminated by the Board

84 **Duties of President**

84 1 It shall be the duty of the President to advise the Board on such matters as he or it may deem to be of interest to the Company. The President shall not by virtue of his office as such have any powers or duties in relation to the management of the business of the Company and shall not by virtue of his office as such be a Director

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

85 **Number of Directors**

85 1 Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors shall be not more than 18 or less than two

86 **Power of Company to appoint Directors**

86 1 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles

87 **Power of Board to appoint Directors**

87.1 Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

88 **Appointment of executive Directors**

88 1 Subject to the provisions of CA 1985, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Chief Executive or Managing Director) for such term (subject to the provisions of CA 1985) and subject to such other conditions as the Board thinks fit in accordance with Article 106. The Board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company

89 **Eligibility of new Directors**

89 1 No person, other than a Director retiring (by rotation or otherwise), shall be appointed or re-elected a Director at any general meeting unless

(a) he is recommended by the Board, or

(b) not less than seven nor more than 42 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-election, stating the particulars which would, if he were so appointed or re-elected, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-elected, is lodged at the Office

90 **Share qualification**

90.1 A Director shall not be required to hold any shares of the Company

91 **Resolution for appointment**

91 1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it

92 **Retirement by rotation**

92 1 Subject to Article 92 2, at each annual general meeting of the Company one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office If there are fewer than three Directors who are subject to retirement by rotation, one Director shall retire from office

92.2 In addition to any Director required to retire by rotation under Article 92 1, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have then been a Director at each of the preceding two annual general meetings of the Company and who was not required to retire by rotation at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting

93 **Directors subject to retirement by rotation**

93 1 Subject to the provisions of CA 1985 and of these Articles, the Directors to retire by rotation at each annual general meeting shall be, so far as necessary to obtain the number required, first, any Director who wishes to retire and not offer himself for re-election and secondly, those Directors who have been longest in office since their last appointment or re-election As between two or more

Directors who have been in office an equal length of time, the Director to retire shall, in default of agreement between them, be determined by lot In addition, a Director who would not otherwise be required to retire shall retire if he has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the annual general meeting notwithstanding any change in the number or identity of the Directors after that time but before the close of the meeting

94 **Position of retiring Director**

94 1 A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-elected If he is not re-elected or deemed to have been re-elected, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting

95 **Deemed re-election**

95 1 At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-elected unless it is expressly resolved not to fill the vacancy or a resolution for the re-election of the Director is put to the meeting and lost or such Director has attained any retiring age applicable to him as Director pursuant to CA 1985

96 **Removal by ordinary resolution**

96 1 In addition to any power of removal conferred by CA 1985, the Company may by ordinary resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-elected a Director

97 **Vacation of office by Director**

97 1 Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these Articles, the office of a Director shall be vacated if.

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting,

(b) he ceases to be a Director by virtue of any provision of CA 1985, is removed from office pursuant to these Articles or CA 1985 or becomes prohibited by law from being a Director,

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act,

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated,

(e) he is absent, without the permission of the Board, from Board meetings for six consecutive months,

(f) he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all the other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company) and, for this purpose, a set of like notices each signed by one or more of the Directors shall be as effective as a single notice signed by the requisite number of Directors

98 Resolution as to vacancy conclusive

98.1 A resolution of the Board declaring a Director to have vacated office under the terms of Article 97 shall be conclusive as to the fact and grounds of vacation stated in the resolution

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

99 Directors' fees

99.1 Subject to Article 107 3, the Directors shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £300,000[2] per annum or such other sum as the Company in general meeting by ordinary resolution shall from time to time determine) Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding

2 By an Ordinary Resolution dated 20 April 2004, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £300,000 per annum to £600,000 per annum

office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office) Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day

100 Expenses

100.1 Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under CA 1985 and may do anything to enable a Director to avoid incurring such expenditure in each case as provided in CA 1985.

101 Additional remuneration

101 1 If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

102 Remuneration of executive Directors

102.1 Subject to Article 107 3, the salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles

103 Pensions and other benefits

103 1 The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director provided that no benefits (except such as may be provided for by any other Article) may be granted to or in respect of a Director or former Director who has not held an executive office or place of profit under the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with

the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of CA 1985, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company

POWERS AND DUTIES OF THE BOARD

104 Powers of the Board

104 1 Subject to the provisions of CA 1985, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

105 Powers of Directors being less than minimum number

105.1 If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting

106 Powers of executive Directors

106 1 The Board may from time to time·

(a) delegate or entrust to and confer on any Director holding executive office (including a Chief Executive or Managing Director) such of its powers,

authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit, and

(b) revoke, withdraw, alter or vary all or any of such powers

107 Delegation to committees

107 1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that.

(a) a majority of the members of a committee shall be Directors , and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors

107 2 The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee

108 Local management

108 1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies, and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

109 Power of attorney

109.1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or

persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers

110 Associate directors

110 1 The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of CA 1985 or these Articles

111 Exercise of voting power

111 1 The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

112 Provision for employees

112 1 The Board may exercise any power conferred on the Company by CA 1985 to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking

113 Overseas registers

113.1 Subject to the provisions of CA 1985, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register

114 Borrowing powers

114.1 Subject as provided in this Article 114, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of CA 1985, to create and issue

debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party

114 2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company exceed an amount equal to 3 times the Adjusted Capital and Reserves.

114 3 For the purposes only of this Article 114.

(a) **"Adjusted Capital and Reserves"** means a sum equal to the aggregate from time to time of.

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company (including any shares held as treasury shares); and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of any revaluation reserve and the profit and loss account,

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect

(A) any material variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional),

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group,

(C) excluding the effect on the reserves of the Company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standard,

(iv) excluding (so far as not already excluded) any sum set aside for taxation (other than deferred taxation);

(v) deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet,

(b) **"cash deposited"** means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand,

(c) **"Group"** means the Company and its subsidiary undertakings including the Group's proportion of any joint arrangements to which the Group is a party from time to time,

(d) **"Group company"** means any company in the Group;

(e) **"moneys borrowed"** include not only borrowed moneys but also the following except in so far as otherwise taken into account

(i) the nominal amount of any issued share capital and the amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company,

(ii) the amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less,

(iii) the amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company,

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company,

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable

on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account), and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period,

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation,

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation,

(xi) any sum advanced or paid to any Group company (or its agents or nominees) by customers of any Group company as unexpended customer receipts or progress payments pursuant to any contract between such customer and a Group company,

(xii) any sum representing any deferred payment to be made by any Group company in respect of a land purchase in relation to which no fixed or floating security shall have been given or is to be

given to the vendor pursuant to any contract between any Group company and such vendor, and

(xiii) the amount of any guarantee or contingent liability of any Group company in respect of undertakings or obligations entered into in relation to a transaction or transactions undertaken in the ordinary course of the Group's business,

and in sub-paragraphs (vii) to (xiii) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included,

(f) **"relevant balance sheet"** means the latest published audited consolidated balance sheet of the Group;

(g) **"subsidiary undertaking"** means a subsidiary undertaking (within the meaning of CA 1985) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 CA 1985), and **"Group"** and **"Group company"** and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and **"equity share capital"** shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) CA 1985.

114 4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 114 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet, or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document,

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding

the day on which the calculation falls to be made, the latter rate shall apply instead

114.5 A report or certificate of the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 114 or to the effect that the limit imposed by this Article 114 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact

114 6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 114 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed

PROCEEDINGS OF DIRECTORS AND COMMITTEES

115 Board meetings

115.1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit

116 Notice of Board meetings

116 1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time on reasonable notice Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for that purpose A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a Board meeting to a Director who is absent from the United Kingdom unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the United Kingdom notified to the Company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address

117 Quorum

117 1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board

118 Chairman of Board

118.1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present Any Chairman or Deputy Chairman may also hold executive office under the Company

119 Voting

119 1 Questions arising at any meeting shall be determined by a majority of votes In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote

120 Participation by telephone or facsimile

120 1 Any Director may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the Chairman of the meeting or by exchange of facsimile transmissions addressed to the Chairman of the meeting

120.2 A person so participating by being present or being in telephone communication with or by exchanging facsimile transmissions with those in the meeting or with the Chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is

120 3 A resolution passed at any meeting held in the above manner, and signed by the Chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held

121 Resolution in writing

121 1 A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee,

shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be). Such a resolution

(a) may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission,

(b) to be effective, need not be signed by a Director who is prohibited by these Articles from voting thereon.

122 Proceedings of committees

122.1 All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying

123 Minutes of proceedings

123 1 The Board shall cause minutes to be made in books kept for the purpose of recording

(a) all appointments of officers and committees made by the Board and of any such officer's salary or remuneration, and

(b) the names of Directors present at every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company, and all orders, resolutions and proceedings of such meetings

123 2 Any such minutes, if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

124 Validity of proceedings

124 1 All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a Director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

125 Director may have interests

125.1 Subject to the provisions of CA 1985 and provided that Article 126 is complied with, a Director, notwithstanding his office

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise,

(b) may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article,

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d) shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal;

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

126 Disclosure of interests to Board

126 1 A Director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested

126 2 For the purposes of this Article

(a) a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient

disclosure under this Article in relation to such contract, transaction, arrangement or proposal, and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

127 Interested Director not to vote or count for quorum

127 1 Save as provided in this Article, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 CA 1985) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms;

(d) the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements,

(e) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate,

(f) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 346 CA 1985) does not to his knowledge have an interest (as the term is used in Part 22 Companies Act 2006) in one per cent or more of the issued equity share capital of any class of such body corporate (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of such body corporate;

(g) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates, or

(h) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors

128 Director's interest in own appointment

128 1 A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment

129 Chairman's ruling conclusive on Director's interest

129.1 If any question arises at any meeting as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive.

130 Directors' resolution conclusive on Chairman's interest

130 1 If any question arises at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive

AUTHENTICATION OF DOCUMENTS

131 Power to authenticate documents

131 1 Any Director, the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the

constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having their custody shall be deemed to be a person appointed by the Board for this purpose A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting

SEALS

132 Safe custody

132 1 The Board shall provide for the safe custody of the Seal and of any other seal of the Company.

133 Application of seals

133 1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical or other means Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board, and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors

133 2 Every certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on it by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, CA 1985 and the regulations of the London Stock Exchange may authorise, all references in these Articles to the Seal shall be construed accordingly

134 Official seal for use abroad

134 1 Subject to the provisions of CA 1985, the Company may have an official seal for use in any place abroad

THE SECRETARY

135 The Secretary

135 1 Subject to the provisions of CA 1985, the Board shall appoint a Secretary or Joint Secretaries and shall have power to appoint one or more persons to be an Assistant or Deputy Secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the Board

135.2 Any provision of CA 1985 or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary

DIVIDENDS AND OTHER PAYMENTS

136 Declaration of dividends

136 1 Subject to the provisions of CA 1985 and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company However, no dividend shall exceed the amount recommended by the Board.

137 Interim dividends

137 1 Subject to the provisions of CA 1985, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

138 Entitlement to dividends

138 1 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly

139 Calls or debts may be deducted from dividends

139.1 The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

140 Distribution in specie

140.1 The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates (or ignore fractions),

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members, and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend

141 Dividends not to bear interest

141 1 Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company or in respect of a share shall bear interest as against the Company.

142 Method of payment

142 1 The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method (including by electronic media) as the Board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing

142 2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed

in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the Company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit

142 3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share

142 4 The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the Board may in its absolute discretion determine

143 <u>Uncashed dividends</u>

143 1 If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose

144 <u>Unclaimed dividends</u>

144 1 All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company

145 <u>Payment of scrip dividends</u>

145.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to any holders of Ordinary Shares (excluding any member holding shares as treasury shares) the right to elect to receive Ordinary Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any

dividend specified by the ordinary resolution The following provisions shall apply

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods,

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount,

(c) no fractions of a share shall be allotted The Board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective,

(e) the Board may exclude from any offer any holders of Ordinary Shares or any Ordinary Shares held by a Depositary or any Ordinary Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder thereof,

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 147 and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 147 without need of such ordinary resolution,

(h) the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

146 Reserves

146 1 The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried The Board may also, without

placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

147 Capitalisation of reserves

147.1 The Board may, with the authority of an ordinary resolution of the Company

(a) subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that.

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid,

(ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class. held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly, and

(iii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends,

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions,

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either

 (i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation, or

 (ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

 (any agreement made under such authority being effective and binding on all such holders), and

(f) generally do all acts and things required to give effect to such resolution

148 Record dates

148.1 Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to CA 1985 the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities No change in the register of such holders after the record date shall invalidate the same

ACCOUNTS

149 Accounting records

149 1 The Board shall cause accounting records to be kept in accordance with CA 1985

150 Inspection of records

150 1 No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company

151 Summary financial statements

151.1 The Company may send summary financial statements to members of the company instead of or in addition to copies of its full accounts and reports Where it does so, the statement shall be delivered or sent to the member or published on the Company website in accordance with the Companies Act 2006 and article 152 below not less than 21 clear days before the annual general meeting before which those documents are to be laid

FORM OF NOTICES

152 Notices to be in writing

152 1 Any notice or document (including a share certificate) may if the Board in its absolute discretion considers it appropriate be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Act 2006 or by any other means authorised in writing by the member concerned In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

152 2 If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications For these purposes, a

notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent

152.3 When a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him or, if the Board in its absolute discretion permits, an address to which notices may be sent using electronic communications, he shall be entitled to have notices of documents given or sent to him at that address, but otherwise no such member shall be entitled to receive any notice or document from the Company

153 Notice in case of death, bankruptcy or mental disorder

The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by those Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom or to which notices may be sent using electronic communications supplied for the purpose by the person claiming to be so entitled Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred

154 Evidence of service

(a) Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left

(b) Any member present, either personally or by proxy, at any general meeting of the Company or of the holders of any class of share in the Company shall for all purposes be deemed to have received due notice of that meeting, and of the purposes for which the meeting was called

(c) Any notice or other document addressed to a member shall, if sent using electronic communications, be deemed to have been served or delivered at the expiration of 24 hours after the time it was first sent In proving such service or delivery it shall be conclusive to prove that the address used for the electronic communication was the address supplied or that purpose and the electronic communication was properly dispatched unless the Company is aware that there has been a failure of delivery of such notice or document following at least 2 attempts in which case such notice or document shall be sent to the member at his registered address for service in the United Kingdom provided that the date of deemed service or delivery shall be 24 hours from the dispatch of the original electronic communication in accordance with this Article. A notice or document placed on the Company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent

155 Notice binding on transferees

155.1 Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under section 793 Companies Act 2006) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title

156 Notice by advertisement

156 1 Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

157 Suspension of postal services

157 1 If at any time by reason of the suspension, interruption or curtailment of postal services or threat thereof within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the

post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears In any such case the Company shall send confirmatory copies of the notice by post if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable

WINDING UP

158 Division of assets

158 1 If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members (excluding any member holding shares as treasury shares) in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability

159 Transfer or sale under section 110 Insolvency Act 1986

159.1 A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 110 of the Insolvency Act 1986 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section

INDEMNITY

160 Right to indemnity and power to insure

160.1 Subject to the provisions of CA 1985, the Company may indemnify any Director of the Company or director of any associated company against any liability and may purchase and maintain for any Director of the Company or director of any associated company insurance against any liability

WARRANTS TO SUBSCRIBE

161 Warrants to subscribe for shares

161 1 The Company may, subject to the provisions of CA 1985 and of these Articles, issue warrants to subscribe for shares in the Company Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the Board including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation *pari passu* with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had he exercised the subscription rights conferred by his warrants prior to the winding up but after deduction of the price (if any) payable on exercise of such subscription rights

TP060110089

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **TAYLOR WOODROW PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **17/01/2007**

XF05DMAQ

Resignation ***Details***

Position: **DIRECTOR** *Date of Resignation:* **16/01/2007**

Name: **MR GRAEME REID MCCALLUM** *Date of Birth:* **16/01/1947**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **17/01/2007** *Authenticated:* **Yes (E/W)**

coform

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

CHFP010

Please complete legibly in black type or bold block lettering

Company Number 296805

Company Name in full Taylor Woodrow plc

Please do not write in the space below. For Inland Revenue use only.

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

NOTE
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares sold or transferred	4,000,000		
Nominal value of each share	£0.25		
Date(s) shares were sold or transferred	20/12/2006		

** Delete as appropriate

Signed [signature] **Date** 3/1/2007

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Group Secretariat, Taylor Woodrow plc, 2, Princes Way
Solihull, West Midlands, B91 3ES
Tel 0121 600 8541
DX number DX exchange

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 296805

Company Name in full Taylor Woodrow plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2006	19	12	2006

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	66,766	13,331	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£1.396	£2.465	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

A28 27/12/2006 128
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees ·(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: See Attached Sheet	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 20 · December · 1

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Taylor Woodrow plc, 2, Princes Way,
Solihull, West Midlands, B91 3ES

Tel 0121 600 8541

DX number DX exchange

88(2) **Company Name:** Taylor Woodrow plc

Company Number: 296805

(New Issued Shares between 05/12/2006 and 19/12/2006)

Date	Title	Forename of Shareholder	Surname of Shareholder	Class of Share Allotted	Address	Address	Address	Address	Address	Number of Shares Allotted	Price Paid (£)	Source of Shares
05/12/2006	Mr	Philip Andrew	Chapman	25p Ordinary	22 Hawkley Way	FLEET	Hants GU51 1AX			967	1.396	New Issue
	Mr	Martin John	Cocks	25p Ordinary	45 Clos Cwm Creunant	Pontprennau	CARDIFF	CF23 8LA		967	1.396	New Issue
	Mr	Keith E	Cooper	25p Ordinary	36 Fielding Road	Birstall	LEICESTER	LE4 3AL		4835	1.396	New Issue
	Mr	Terence William	Fuller	25p Ordinary	39 Prince William Way Sawston	CAMBRIDGE	CB2 4SZ			4835	1.396	New Issue
	Mr	Thomas	McDonagh	25p Ordinary	18 Ashton Avenue	ALTRINCHAM	Cheshire WA14 1LG			2417	1.396	New Issue
	Mr	Colin Geoffrey	Reed	25p Ordinary	262 Main Street East Calder	LIVINGSTON	West Lothian EH53 0EE			1257	1.396	New Issue
	Mr	John Alan	Russell	25p Ordinary	105 Langstone Road	DUDLEY	West Midlands DY1 2NL			1450	1.396	New Issue
	Mr	Alan	Newbury	25p Ordinary	16 Beaumont Road	NUNEATON	Warwickshire CV11 5HD			4835	1.396	New Issue
08/12/2006	Mr	Gordon Moir	Carr	25p Ordinary	39 Waverley Crescent	Livingstone	LIVINGSTON	West Lothian EH54 8JN		4835	1.396	New Issue
	Mr	Ian	Green	25p Ordinary	6 Ralph Close	LOUGHBOROUGH	Leics LE11 3GG			2417	1.396	New Issue
	Mr	Robert	Hutchinson	25p Ordinary	30 Victoria Crescent	Horsforth	LEEDS	LS18 4PR		2417	1.396	New Issue
	Mr	Peter Joseph	Noone	25p Ordinary	36 Fernhurst Crescent	BRIGHTON	BN1 8FD			2417	1.396	New Issue
	Mr	John Peter	O'Hare	25p Ordinary	16 Harmar Close	WOKINGHAM	Berks RG40 1SG			4835	1.396	New Issue
	Mr	Ross Stevenson	Palmer	25p Ordinary	12 Douglas Street	Bannockburn	STIRLING	FK7 8LD		1934	1.396	New Issue
	Mr	Timothy Peter	Lawrence	25p Ordinary	Freshfields Poolhead Lane	Tanworth In Arden	West Midlands	B94 5EH		12086	1.396	New Issue
	Mr	Mark	Skillen	25p Ordinary	Ollerbrook Barn	Edale, Hope Valley	Derbyshire	S33 7ZG		2417	1.396	New Issue
12/12/2006	Mr	Christopher	Caulfield	25p Ordinary	1 Larkhill Close	Timperley	ALTRINCHAM	Cheshire WA15 7AX		2417	1.396	New Issue
15/12/2006	Mr	Douglas Mark	Maxted	25p Ordinary	42 Lime Grove Eastcote	RUISLIP	Middx HA4 8RY			2417	1.396	New Issue
	Mrs	Jacqueline Leslie	Tucker	25p Ordinary	110 Station Road Wythall	BIRMINGHAM	B47 6AB			2417	1.396	New Issue
	Mr	Roy Andrew Stephen	Fenton	25p Ordinary	10 Brookview	Crawley	West Sussex RH10 3RZ			2417	1.396	New Issue
19/12/2006	Mr	Alan John	Blandford	25p Ordinary	4 Audley Gate	Redland Lane	WESTBURY	Wilts BA13 3QD		725	1.396	New Issue
	Mr	Mike	Giddy	25p Ordinary	47 Littlenormans	Longlevens	GLOUCESTER	GL2 0EH		1450	1.396	New Issue
								SUB TOTAL		66766		
18/12/2006	Mr	Robert	Meredith	25p Ordinary	17 Chauson Grove	Solihull	West Midlands	B91 3ES		13,331	2.465	New Issue
								GRAND TOTAL		80097		

Signed: [signature]

Date: 20 December 2006

Contact Details: Group Secretariat, 2, Princes Way, Solihull, West Midlands, B91 3ES

Tel: 0121 600 8541

coform

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

CHFP010

Please complete legibly in black type or bold block lettering

Company Number 296805

Company Name in full Taylor Woodrow plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Please do not write in the space below. For Inland Revenue use only.

Class of shares (ordinary or preference etc)			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares sold or transferred	4,510		
Nominal value of each share	£0.25		
Date(s) shares were sold or transferred	15/12/2006 TO 14/12/2006		

** Delete as appropriate

Signed [signature] **Date** 20 December 2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Group Secretariat, Taylor Woodrow plc, 2, Princes Way

Solihull, West Midlands, B91 3ES

Tel 0121 600 8541

DX number DX exchange

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

coform

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

CHFP010

Please complete legibly in black type or bold block lettering

Company Number 296805

Company Name in full Taylor Woodrow plc

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares sold or transferred	744,715		
Nominal value of each share	£0.25		
Date(s) shares were sold or transferred	01/12/2006 TO 12/12/2006		

** Delete as appropriate

Signed [signature] **Date** 20 December 2006

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Group Secretariat, Taylor Woodrow plc, 2, Princes Way,
Solihull, West Midlands, B91 3ES

Tel

DX number DX exchange

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **TAYLOR WOODROW PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **02/01/2007**

XCKOMLVJ

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **31/12/2006**

Name: **MR. JOHN GRANT NAPIER** *Date of Birth:* **10/04/1949**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **02/01/2007** *Authenticated:* **Yes (E/W)**

Companies House

— for the record —

288a(ef)

Appointment of a Director or Secretary

Company Name: **TAYLOR WOODROW PLC**

Company Number: **00296805**

Received for filing in Electronic Format on the: **02/01/2007**

New Appointment Details

Position: **DIRECTOR** *Date of Appointment:* **02/01/2007**

Name: **MR IAN RICHARD SMITH**

Consented to Act: **Yes**

Usual Residential Address **22, THE GRANGE**
WIMBLEDON
LONDON
UNITED KINGDOM SW19 4PS

RECEIVED
2008 APR 28 P 1:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date of Birth: **22/01/1954** *Nationality:* **BRITISH**
Occupation: **CHIEF EXECUTIVE**

Other Directorships:

AMICUS HEALTHCARE (SCOTLAND) LIMITED
AMICUS HEALTHCARE LIMITED
BMI HEALTHCARE LIMITED
CAPITA HEALTH SOLUTIONS LIMITED
EXEL EUROPE LIMITED
EXEL LIMITED
GALIFORM PLC
GENERAL HEALTHCARE EMPLOYEE TRUST LIMITED
GENERAL HEALTHCARE GROUP LIMITED
GHG FINANCE LIMITED
GHG INTERMEDIATE HOLDINGS LIMITED
GHG LIMITED
HIGGS INTERNATIONAL LIMITED
MARKEN LIMITED
MARKEN TIME CRITICAL EXPRESS LIMITED
MERCURY HOLDINGS LIMITED
MERCURY INTERNATIONAL LIMITED
THE SECOND WORLD WAR EXPERIENCE CENTRE

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **02/01/2007** *Authenticated:* **Yes (E/W)**

Registered No. 296805

THE COMPANIES ACTS 1929 to 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

TAYLOR WIMPEY plc

(As adopted by Special Resolution passed on 29 May 2002 and as amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007 and 17 April 2008)

PRELIMINARY

1 Other Regulations not to apply

1.1 No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2 Interpretation

2.1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings:

“**address**” includes any number or address used for the purposes of sending or receiving documents or information by electronic means

"**these Articles**" means these Articles of Association as originally adopted or altered or varied from time to time (and "**Article**" means one of these Articles)

"**Auditors**" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"**the Bank of England base rate**" means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998

"**Board**" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"**certificated share**" means a share which is not an uncertificated share or a share in respect of which a share warrant has been issued (and not cancelled) and references in these Articles to a share being held in certificated form shall be construed accordingly

"**Chairman**" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"**clear days**" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation passed under it) from time to time in force concerning companies in so far as it applies to the Company

"**Company**" means Taylor Wimpey plc

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Board has approved

"**Director**" means a director for the time being of the Company

"**holder**" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share, or, in the case of a share in respect of which a share warrant has been issued (and not cancelled), the person in possession of that warrant

"**London Stock Exchange**" means London Stock Exchange plc or other principal stock exchange in the United Kingdom for the time being

"**Office**" means the registered office for the time being of the Company

"**Ordinary Share**" means an Ordinary Share of the Company (as referred to in Article 4)

"**paid up**" means paid up or credited as paid up

"**person entitled by transmission**" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted on the Register

"**participating class**" means a class of shares title to which is permitted by the Operator to be transferred by means of a relevant system

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in each case as such term is defined in Part 18 of the Financial Services and Markets Act 2000

"**Register**" means the register of members of the Company to be kept pursuant to the Companies Acts or, as the case may be, any overseas branch register kept pursuant to Article 103

"**Seal**" means the common seal of the Company or any official or securities seal that the Company may be permitted to have under the Companies Acts

"**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including a joint, temporary, assistant or deputy secretary

"**share**" means a share of the Company

"**uncertificated securities rules**" means any provision of the Companies Acts relating to the holding, evidencing of title to, or transfer of uncertificated shares and any legislation, rules or other arrangements made under or by virtue of such provision

"**uncertificated shares**" means a share of a class which is at the relevant time a participating class, title to which is recorded on the Register as being held in uncertificated form (other than a share represented by a share warrant) and references in these Articles to a share being held in uncertificated form shall be construed accordingly

"**United Kingdom**" means Great Britain and Northern Ireland

"**writing or written**" means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case

of a communication in electronic form, such references are to its being authenticated as specified in the Companies Acts.

2.2 Unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing the masculine gender include the feminine gender; and

(c) a reference to a person includes a body corporate and an unincorporated body of persons.

2.3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Companies Acts in force when these Articles or any part of these Articles are adopted.

2.5 The headings are inserted for convenience only and shall not affect the construction of these Articles.

3 Uncertificated shares

3.1 Notwithstanding anything in these Articles to the contrary, any shares in the Company may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with the uncertificated securities rules and practices instituted by the Operator of the relevant system. Any provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with:

(a) the holding of shares in uncertificated form;

(b) the transfer of title to shares by means of a relevant system; or

(c) any provision of the uncertificated securities rules and,

without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the uncertificated securities rules, of an Operator register of securities in respect of that class of shares in uncertificated form.

3.2 Without prejudice to the generality and effectiveness of the foregoing:

(a) Articles 11, 12 and 33 shall not apply to uncertificated shares;

(b) without prejudice to Article 34 in relation to uncertificated shares, the Board may also refuse to register a transfer of uncertificated shares in such other circumstances as may be permitted or required by the uncertificated securities rules and the relevant system and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four;

(c) in respect of uncertificated shares, the Board may not suspend the registration of transfers of any participating security in accordance with Article 35, without the consent of the Operator of the relevant system;

(d) references in these Articles to a requirement on any person to sign or deliver an instrument of transfer or certificate or other document which shall not be appropriate in the case of uncertificated shares shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Board may make from time to time pursuant to Article 3.2(o) below;

(e) for the purposes referred to in Article 39, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:

  (i) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person; or

  (ii) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person;

(f) the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as is required by the uncertificated securities rules and the relevant system and, unless the Board otherwise determines, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings;

(g) the Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the uncertificated securities rules and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption; in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled);

(h) unless the Board otherwise determines, shares which a member holds in uncertificated form shall be treated as separate from certificated shares with the same rights;

(i) a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the uncertificated securities rules which applies only in respect of certificated shares or uncertificated shares;

(j) references in Article 41 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares;

(k) if a document referred to in Article 41 relates to uncertificated shares, the Company must comply with any requirements of the uncertificated securities rules which limit its ability to destroy these documents;

(l) for the purposes referred to in Article 43.2, the Board may in respect of uncertificated shares authorise some person to transfer and/or require the holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system;

(m) for the purposes of enforcing the restriction referred to in Article 71.1(b)(ii), the Board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the Board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form;

(n) for the purposes of Article 130.1, any payment in the case of uncertificated shares may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and without prejudice to the generality of the foregoing such payment may be made by the sending by the Company or any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders of such shares or, if permitted by the Company, of such person as the holder or joint holders may in writing direct and for the purposes of Article the making of a payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company;

(o) subject to the Companies Acts the Board may issue shares as certificated shares or as uncertificated shares in its absolute discretion and Articles 5, 133 and 135 shall be construed accordingly;

(p) the Board may make such arrangements or regulations (if any) as it may from time to time in its absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 3 and the uncertificated securities rules and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Article 3;

(q) the Board may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under the Companies Acts or these Articles or otherwise in effecting any actions; and

(r) the Board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security.

3.3 Where any class of shares in the capital of the Company is a participating class and the Company is entitled under any provisions of the Companies Acts or the rules made and practices instituted by the Operator of any relevant system or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the uncertificated securities rules and the rules made and practices instituted by the Operator of the relevant system) shall include the right to:

(a) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form; and/or

(b) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares; and/or

(c) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned; and/or

(d) transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share; and/or

(e) otherwise rectify or change the Register in respect of that share in such manner as may be appropriate; and

(f) take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him.

3.4 For the purposes of this Article 3:

(a) words and expressions shall have the same respective meanings as in the uncertificated securities rules;

(b) references herein to an uncertificated share or to a share (or to a holding of shares) being in uncertificated form are references to that share being an uncertificated unit of a security, and references to a certificated share or to a share being in certificated form are references to that share being a unit of a security which is not an uncertificated unit; and

(c) "cash memorandum account" means an account so designated by the Operator of the relevant system.

SHARE CAPITAL

4 Authorised share capital

4.1 The authorised share capital of the Company at the date of the adoption of these Articles is £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each.[1]

5 Allotment

5.1 Subject to the provisions of the Companies Acts and to any relevant authority of the Company in general meeting required by the Companies Acts, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount.

---

1 By Resolution dated 24 September 2003 the authorised share capital of the Company was increased from £195,000,000 to £205,000,000 divided into 780,000,000 Ordinary Shares of 25p each and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares.

2 By Resolution of the Board dated 24 February 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each.

3 By Resolutions dated 29 May 2007 the authorised share capital of the Company was increased from £205,000,000 to £500,000,000 divided into 2,000,000,000 Ordinary Shares of 25p each by the creation of 1,180,000,000 new Ordinary Shares.

6 Redeemable shares

6.1 Subject to the provisions of the Companies Acts and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide.

7 Power to attach rights

7.1 Subject to the provisions of the Companies Acts and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

8 Share warrants to bearer

8.1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

8.2 The powers referred to in Article 8.1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

9 Commission and brokerage

9.1 The Company may in connection with the issue of any shares or the sale of treasury shares for cash exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of CA

1985, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares or other securities, the grant of an option to call for an allotment of shares or any combination of such methods.

10 Trusts not to be recognised

10.1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

SHARE CERTIFICATES

11 Right to certificates

11.1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) whose name is entered on the Register as the holder of any certificated shares shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name. Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in Article 121.

11.2 The issued shares of a particular class which are fully paid up and rank pari passu for all purposes shall not bear a distinguishing number. All other shares shall bear a distinguishing number.

11.3 The Company shall not be bound to issue more than one certificate in respect of certificated shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

11.4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares.

11.5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person.

12 Replacement certificates

12.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

12.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

12.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

12.4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 12 may be made by any one of the joint holders.

LIEN ON SHARES

13 Lien on shares not fully paid

13.1 The Company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the Company (whether presently or not) in respect of that share. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

14 Enforcement of lien by sale

14.1 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice. For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15 Application of proceeds of sale

15.1 The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is

presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold (without interest).

CALLS ON SHARES

16 Calls

16.1 Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

17 Liability of joint holders

17.1 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

18 Interest on calls

18.1 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding the Bank of England base rate by more than five percentage points (compounded on a 6 monthly basis), as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

19 Rights of member when call unpaid

19.1 Unless the Board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate

general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

20 Sums due on allotment treated as calls

20.1 Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made. If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call.

21 Power to differentiate

21.1 The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

22 Payment in advance of calls

22.1 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the Board may decide. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

23 Delegation of power to make calls

23.1 If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

FORFEITURE OF SHARES

24 Notice if call not paid

24.1 If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

25 Forfeiture for non-compliance

25.1 If the notice referred to in Article 24 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

26 Notice after forfeiture

26.1 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

27 Forfeiture may be annulled

27.1 The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

28 Surrender

28.1 The Board may accept a surrender of any share liable to be forfeited. In such case references in these Articles to forfeiture shall include surrender.

29 Disposal of forfeited shares

29.1 Every share which shall be forfeited shall thereupon become the property of the Company. Subject to the provisions of the Companies Acts, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine. The Board may, for the

purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer signed by that person shall be as effective as if it had been signed by the holder of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

30 Effect of forfeiture

30.1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

31 Extinction of claims

31.1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Companies Acts given or imposed in the case of past members.

32 Evidence of forfeiture

32.1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share under the Seal delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the signing of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

33 Form of transfer

33.1 Subject to such of the restrictions of these Articles as may be applicable, each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be signed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

34 Right to refuse registration

34.1 The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due signing of the transfer or renunciation by him or, if the transfer or renunciation is signed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

34.2 Transfers of shares will not be registered in the circumstances referred to in Article 71.

35 Closing of Register

35.1 The registration of transfers of shares or of any class of shares may be suspended (to the extent the same is consistent with the Companies Acts) at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine. Notice of closure of the Register shall be given in accordance with the requirements of the Companies Acts.

36 Fees on registration

36.1 No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

37 Other powers in relation to transfers

37.1 Nothing in these Articles shall preclude the Board:

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person; or

(b) if empowered by these Articles to authorise any person to sign an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 14.

TRANSMISSION OF SHARES

38 On death

38.1 If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

39 Election of person entitled by transmission

39.1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer signed by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the

death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register.

40 Rights on transmission

40.1 Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

41 Destruction of documents

41.1 The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled;

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it;

(e) any instrument of proxy which has been used for the purpose of a poll at any time after a period of one year has elapsed from the date of use; or

(f) any instrument of proxy which has not been used for the purpose of a poll at any time after a period of one month has elapsed from the end of the meeting to which the instrument of proxy relates.

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained

on microfilm or by other similar means which such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

41.2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 41 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 41 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 41 which would not attach to the Company in the absence of this Article 41; and

(c) references in this Article 41 to the destruction of any document include references to the disposal of it in any manner.

ALTERATION OF SHARE CAPITAL

42 <u>Increase, consolidation, cancellation and sub-division</u>

42.1 The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate, or consolidate and then sub-divide all or any of its share capital into shares of larger amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares.

43 Fractions

43.1 Whenever as the result of any consolidation, consolidation and sub-division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company); or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the Board may exercise all the powers conferred on it by Article 135 without an ordinary resolution of the Company.

43.2 For the purposes of any sale of consolidated shares pursuant to Article 43.1, the Board may authorise some person to sign an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

44 Reduction of capital

44.1 Subject to the provisions of the Companies Acts and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any way.

45 Purchase of own shares

45.1 Subject to the provisions of the Companies Acts and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

VARIATION OF CLASS RIGHTS

46 Sanction to variation

46.1 Subject to the provisions of the Companies Acts, if at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

47 Class meetings

47.1 All the provisions in these Articles as to general meetings shall mutatis mutandis apply to a separate meeting of the holders of any class of shares convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons entitled to vote and holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares). Every holder of shares of the class, present in person or by proxy, and entitled to vote may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy and entitled to vote shall be a quorum.

48 Deemed variation

48.1 Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own

shares in accordance with the provisions of the Companies Acts and these Articles.

GENERAL MEETINGS

49 Omission or non-receipt of notice

49.1 The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

50 Quorum

50.1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

51 If quorum not present

51.1 If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within five minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

52 Chairman

52.1 The Chairman of the Board shall preside at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting. If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting.

53 Directors and other persons may attend and speak

53.1 A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the Company.

54 Power to adjourn

54.1 The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

55 Notice of adjourned meeting

55.1 Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for 14 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

56 Business of adjourned meeting

56.1 No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

57 Accommodation of members and security arrangements

57.1 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside ("**the Principal Place**"); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

57.2 The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions.

VOTING

58 Method of voting

58.1 At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the Chairman of the meeting; or

(b) by at least five members present in person or by proxy and entitled to vote at the meeting; or

(c) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The Chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

58.2 At general meetings, resolutions shall be put to the vote by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

59 Chairman's declaration conclusive on show of hands

59.1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

60 Objection to error in voting

60.1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

61 Amendment to resolutions

61.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

61.2 In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or the Chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

62 Procedure on a poll

62.1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any

other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. The Chairman may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

62.2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

62.3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

62.4 On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

63 <u>Votes of members</u>

63.1 Subject to the provisions of the Companies Acts, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every proxy appointed by a member (other than the Chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. Subject to the provisions of the Companies Acts, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder.

63.2 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

63.3 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to

exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place or address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

64 Restriction on voting rights for unpaid calls etc

64.1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the Company.

65 Voting by proxy

65.1 Any person (whether a member of the Company or not) may be appointed to act as a proxy. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

66 Form of proxy

66.1 An appointment of a proxy shall:

(a) be in writing and, if the Board in its absolute discretion determines, may be contained in a communication in electronic form, in any such case in any common form or in such other form as the Board may approve and (i) if in writing but not contained in a communication in electronic form, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf or (ii) in the case of an appointment contained in electronic form, submitted by or on behalf of the appointor, subject to such terms and conditions and authenticated in such manner as the Board may in its absolute discretion determine;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit;

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

67 Deposit or receipt of proxy

67.1 The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

(a) in the case of an instrument in writing (including any such power of attorney or other authority) be deposited at the Office or at such other place or places within the United Kingdom as is specified in the notice convening the meeting or in any notice of any adjourned meeting or in any appointment of proxy sent out by the Company in relation to the meeting not less than 48 hours (or such shorter time as the Board may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(aa) in the case of an appointment in electronic form, where an address has been specified for the purpose of receiving communications by electronic means:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in electronic form to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours (or such shorter time as the Board may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours (or such shorter time as the Board may determine) before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director;

and an appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided in these Articles, but because of a technical problem it cannot be read by the recipient.

The Board may at its discretion determine that in calculating the periods mentioned in this Article no account shall be taken of any part of a day that is not a working day.

No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

68 More than one proxy may be appointed

68.1 A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

69 Board may supply proxy cards

69.1 The Board may at the expense of the Company send or make available, by post, electronic means or otherwise, appointments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 49, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

70 Revocation of proxy

70.1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was signed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or, where the appointment of proxy was contained in a communication in electronic form, at the address which such appointment was duly received, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy, at least 48 hours (or such shorter time as the Board may determine) before the commencement of

the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used.

71 Failure to disclose interests in shares

71.1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 Companies Act 2006 and has failed in relation to any shares ("the default shares", which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board otherwise determines:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares):

(i) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 133, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

71.2 Where the sanctions under Article 71.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 71.1(b) shall become payable) at the end of the period of seven days (or such shorter period as the Board may determine) after the earlier of:

(a) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete.

71.3 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 793 Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 80.1.

71.4 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 71 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary.

71.5 Where the member on which a notice under section 793 Companies Act 2006 is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

71.6 For the purposes of this Article 71:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "**interested**" shall be construed as it is for the purpose of section 793 Companies Act 2006;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) "**prescribed period**" means 14 days;

(e) **"excepted transfer"** means, in relation to any shares held by a member:

(i) a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 Companies Act 2006); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

71.7 Nothing contained in this Article 71 shall be taken to limit the powers of the Company under sections 794 and 795 Companies Act 2006.

UNTRACED MEMBERS

72 <u>Power of sale</u>

72.1 The Company shall be entitled to sell at the best price reasonably obtainable any certificated share of a member, or any certificated share to which a person is entitled by transmission, if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that the share has been in issue either in certificated or uncertificated form during such period of 12 years and the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the

member or the person entitled by transmission to the share or the address for the service of notices notified under Article 140.c;

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e) the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange.

72.2 To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

72.3 If during the period of 12 years referred to in Article 72.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 81.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 72.1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

73 Application of proceeds of sale

73.1 The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

PRESIDENT

74 Appointment of President

74.1 The Board may appoint any person who is or has been a Director and who in the opinion of the Board has rendered outstanding services to the Company to be President and may determine the period for which he is to hold office. Any such appointment may be made on such terms as to remuneration and otherwise as the Board may think fit and may be terminated by the Board.

75 Duties of President

75.1 It shall be the duty of the President to advise the Board on such matters as he or it may deem to be of interest to the Company. The President shall not by virtue of his office as such have any powers or duties in relation to the management of the business of the Company and shall not by virtue of his office as such be a Director.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

76 Number of Directors

76.1 Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors shall be not more than 18 or less than two.

77 Power of Company to appoint Directors

77.1 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

78 Power of Board to appoint Directors

78.1 Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

79 Appointment of executive Directors

79.1 Subject to the provisions of the Companies Acts, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Chief Executive or Managing Director) for such term (subject to the provisions of the Companies Acts) and subject to such other conditions as the Board thinks fit in accordance with Article 96. The Board may revoke or

terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company.

80 Eligibility of new Directors

80.1 No person, other than a Director retiring (by rotation or otherwise), shall be appointed or re-elected a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than 42 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-election, stating the particulars which would, if he were so appointed or re-elected, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-elected, is lodged at the Office.

81 Share qualification

81.1 A Director shall not be required to hold any shares of the Company.

82 Resolution for appointment

82.1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

83 Retirement by rotation

83.1 At every annual general meeting any Director:

(i) who has been appointed by the Board since the last annual general meeting, or

(ii) who held office at the time of the two preceding annual general meetings and who did not retire at either of them, or

(iii) who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting,

shall retire from office and may offer himself for re-appointment by the members.

84 Position of retiring Director

84.1 A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-elected. If he is not re-elected or deemed to have been re-elected, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

85 Deemed re-election

85.1 At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-elected unless it is expressly resolved not to fill the vacancy or a resolution for the re-election of the Director is put to the meeting and lost.

86 Removal by special resolution

86.1 In addition to any power of removal conferred by the Companies Acts, the Company may by special resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by special resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-elected a Director.

87 Vacation of office by Director

87.1 Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these Articles, the office of a Director shall be vacated if:

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting;

(b) he ceases to be a Director by virtue of any provision of the Companies Acts, is removed from office pursuant to these Articles or the Companies Acts or becomes prohibited by law from being a Director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an

application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated;

(e) he is absent, without the permission of the Board, from Board meetings for six consecutive months; or

(f) he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all the other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company) and, for this purpose, a set of like notices each signed by one or more of the Directors shall be as effective as a single notice signed by the requisite number of Directors.

88 Resolution as to vacancy conclusive

88.1 A resolution of the Board declaring a Director to have vacated office under the terms of Article 87 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

89 Directors' fees

89.1 The Directors shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £300,000[2] per annum or such other sum as the Company in general meeting by ordinary resolution shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

90 Expenses

90.1 Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings

2 By an Ordinary Resolution dated 20 April 2004, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £300,000 per annum to £600,000 per annum.

2 By an Ordinary Resolution dated 29 May 2007, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £600,000 per annum to £1,000,000 per annum.

of the holders of any class of shares or of debentures of the Company. The Company may also fund a Director's expenditure for the purposes permitted by the Companies Acts and may do anything to enable a Director of the Company to avoid incurring such expenditure as provided by the Companies Acts.

91 Additional remuneration

91.1 If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

92 Remuneration of executive Directors

92.1 The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

93 Pensions and other benefits

93.1 The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director provided that no benefits (except such as may be provided for by any other Article) may be granted to or in respect of a Director or former Director who has not held an executive office or place of profit under the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Companies Acts, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

94 Powers of the Board

94.1 Subject to the provisions of the Companies Acts, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

95 Powers of Directors being less than minimum number

95.1 If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

96 Powers of executive Directors

96.1 The Board may from time to time:

(a) delegate or entrust to and confer on any Director holding executive office (including a Chief Executive or Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

97 Delegation to committees

97.1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be Directors ; and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors.

97.2 The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

98 Local management

98.1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

99 Power of attorney

99.1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

100 Associate directors

100.1 The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of the Companies Acts or these Articles.

101 Exercise of voting power

101.1 The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

102 Provision for employees

102.1 The Board may exercise any power conferred on the Company by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

103 Overseas registers

103.1 Subject to the provisions of the Companies Acts, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

104 Borrowing powers

104.1 Subject as provided in this Article 104, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of the Companies Acts, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

104.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company exceed an amount equal to 3 times the Adjusted Capital and Reserves.

104.3 For the purposes only of this Article 114:

(a) "**Adjusted Capital and Reserves**" means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company (including any shares held as treasury shares); and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account, capital redemption reserve or retained earnings), after adding thereto or deducting therefrom any balance standing to the credit or debit of any revaluation reserve and the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any material variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group;

(C) excluding the effect on the reserves of the Company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standard;

(iv) excluding (so far as not already excluded) any sum set aside for taxation (other than deferred taxation);

(v) deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) **"cash deposited"** means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand;

(c) **"Group"** means the Company and its subsidiary undertakings including the Group's proportion of any joint arrangements to which the Group is a party from time to time;

(d) **"Group company"** means any company in the Group;

(e) **"moneys borrowed"** include not only borrowed moneys but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital and the amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii) the amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi) any sum advanced or paid to any Group company (or its agents or nominees) by customers of any Group company as unexpended customer receipts or progress payments pursuant to any contract between such customer and a Group company;

(xii) any sum representing any deferred payment to be made by any Group company in respect of a land purchase in relation to which no fixed or floating security shall have been given or is to be given to the vendor pursuant to any contract between any Group company and such vendor; and

(xiii) the amount of any guarantee or contingent liability of any Group company in respect of undertakings or obligations entered into in relation to a transaction or transactions undertaken in the ordinary course of the Group's business;

and in sub-paragraphs (vii) to (xiii) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) **"relevant balance sheet"** means the latest published audited consolidated balance sheet of the Group;

(g) **"subsidiary undertaking"** means a subsidiary undertaking (within the meaning of the Companies Acts) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of the Companies Acts); and **"Group"** and **"Group company"**

and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "**equity share capital**" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under the Companies Acts.

104.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

104.5 A report or certificate of the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

104.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

105 Board meetings

105.1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

106 Notice of Board meetings

106.1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time on reasonable notice. Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for that purpose. A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively.

107 Quorum

107.1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

108 Chairman of Board

108.1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company.

109 Voting

109.1 Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote.

110 Participation by telephone or facsimile

110.1 Any Director may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or any other form of communications equipment, provided that all persons participating in the

meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the Chairman of the meeting or by exchange of facsimile transmissions addressed to the Chairman of the meeting.

110.2 A person so participating by being present or being in telephone communication with or by exchanging facsimile transmissions with those in the meeting or with the Chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.

110.3 A resolution passed at any meeting held in the above manner, and signed by the Chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held.

111 Resolution in writing

111.1 A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be). Such a resolution:

(a) may consist of several documents in the same form each signed by one or more of the Directors or members of the relevant committee, including signatures evidenced by means of facsimile transmission;

(b) to be effective, need not be signed by a Director who is prohibited by these Articles from voting thereon.

112 Proceedings of committees

112.1 All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying.

113 Validity of proceedings

113.1 All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly

appointed, and was duly qualified and had continued to be a Director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

114 Conflicts of Interest Requiring Board Authorisation

(A) The Board may, subject to the quorum and voting requirements set out in this Article, authorise any matter which would otherwise involve a Director breaching his duty under the Companies Acts to avoid conflicts of interest ("Conflict").

(B) A Director seeking authorisation in respect of a Conflict shall declare to the Board the nature and extent of his interest in a Conflict as soon as is reasonably practicable. The Director shall provide the Board with such details of the relevant matter as are necessary for the Board to decide how to address the Conflict together with such additional information as may be requested by the Board.

(C) Any Director (including the relevant Director) may propose that the relevant Director be authorised in relation to any matter the subject of a Conflict. Such proposal and any authority given by the Board shall be effected in the same way that any other matter may be proposed to and resolved upon by the Board under the provisions of these Articles save that:

(i) the relevant Director and any other Director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority; and

(ii) the relevant Director and any other Director with a similar interest may, if the other members of the Board so decide, be excluded from any Board meeting while the Conflict is under consideration.

(D) Where the Board gives authority in relation to a Conflict:

(i) the Board may (whether at the time of giving the authority or subsequently) (a) require that the relevant Director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the Board or otherwise) related to the Conflict; and (b) impose upon the relevant Director such other terms for the purpose of dealing with the Conflict as it may determine;

(ii) the relevant Director will be obliged to conduct himself in accordance with any terms imposed by the Board in relation to the Conflict;

(iii) the Board may provide that where the relevant Director obtains (otherwise than through his position as a Director of the Company) information that is confidential to a third party, the Director will not be obliged to disclose that information to the Company, or to use or apply

the information in relation to the Company's affairs, where to do so would amount to a breach of that confidence;

(iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(v) the Board may revoke or vary such authority at any time but this will not affect anything done by the relevant Director prior to such revocation in accordance with the terms of such authority.

115 <u>Other Conflicts of Interest</u>

(A) If a Director is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must declare the nature and extent of that interest to the Directors in accordance with the Companies Acts.

(B) Provided he has declared his interest in accordance with paragraph (A), a Director may:

(i) be party to, or otherwise interested in, any contract with the Company or in which the Company has a direct or indirect interest;

(ii) hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms, including as to remuneration, as the Board may decide;

(iii) act by himself or through a firm with which he is associated in a professional capacity for the Company or any other Company in which the Company may be interested (otherwise than as auditor);

(iv) be or become a director or other officer of, or employed by or otherwise be interested in any holding Company or subsidiary Company of the Company or any other Company in which the Company may be interested; and

(v) be or become a director of any other Company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other Company.

116 <u>Benefits</u>

A Director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the Company for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under Article 114(A) or permitted under Article 115(B) and no contract shall be liable to be avoided on the grounds of a Director having any type of interest authorised under Article 114(A) or permitted under Article 115(B).

117 Quorum and Voting Requirements

(A) A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other Company in which the Company is interested.

(B) Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other Company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another Director to an office or place of profit with a Company in which the Company is interested and the Director seeking to vote or be counted in the quorum has a Relevant Interest in it.

(C) A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the giving to him of any other indemnity where all other Directors are also being offered indemnities on substantially the same terms;

(iv) the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other Directors are being offered substantially the same arrangements;

(v) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vii) any contract concerning any other Company (not being a Company in which the Director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to Directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or Directors or for, or for the benefit of, persons who include Directors.

(D) A Company shall be deemed to be one in which a Director has a Relevant Interest if and so long as (but only if and so long as) he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that Company (calculated exclusive of any shares of that class in that Company held as treasury shares) or of the voting rights available to members of that Company. In relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

(E) Where a Company in which a Director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract.

(F) If any question shall arise at any meeting of the Board as to the interest of a Director (other than the chairman of the meeting) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of the Director's interest (so far as it is known to him) has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall

be decided by a resolution of the Board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Board.

(G) Subject to these Articles, the Board may also cause any voting power conferred by the shares in any other Company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the Directors or any of them as Directors or officers of the other Company, or in favour of the payment of remuneration to the Directors or officers of the other Company. Subject to these Articles, a Director may also vote on and be counted in the quorum in relation to any of such matters.

118 <u>General</u>

(A) References in Articles 114 to 117 and in this Article to

(i) a contract include references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and

(ii) a conflict of interest include a conflict of interest and duty and a conflict of duties.

(B) The Company may by ordinary resolution suspend or relax the provisions of Articles 114 to 117 to any extent or ratify any contract not properly authorised by reason of a contravention of any of the provisions of Articles 114 to 117.

AUTHENTICATION OF DOCUMENTS

119 <u>Power to authenticate documents</u>

119.1 Any Director, the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having their custody shall be deemed to be a person appointed by the Board for this purpose. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

120 Safe custody

120.1 The Board shall provide for the safe custody of the Seal and of any other seal of the Company.

121 Application of seals

121.1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical or other means. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board; and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors.

121.2 Every certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on it by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, the Companies Acts and the regulations of the London Stock Exchange may authorise; all references in these Articles to the Seal shall be construed accordingly.

122 Official seal for use abroad

122.1 Subject to the provisions of the Companies Acts, the Company may have an official seal for use in any place abroad.

THE SECRETARY

123 The Secretary

123.1 Subject to the provisions of the Companies Acts, the Board shall appoint a Secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the Board.

123.2 Any provision of the Companies Acts or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

124 Declaration of dividends

124.1 Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

125 Interim dividends

125.1 Subject to the provisions of the Companies Acts, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

126 Entitlement to dividends

126.1 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

127 Calls or debts may be deducted from dividends

127.1 The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

128 Distribution in specie

128.1 The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

129 Dividends not to bear interest

129.1 Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company or in respect of a share shall bear interest as against the Company.

130 Method of payment

130.1 The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method (including by electronic media) as the Board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing.

130.2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the Company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.

130.3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

130.4 The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive duly

declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the Board may in its absolute discretion determine.

131 Uncashed dividends

131.1 If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

132 Unclaimed dividends

132.1 All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company.

133 Payment of scrip dividends

133.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to any holders of Ordinary Shares (excluding any member holding shares as treasury shares) the right to elect to receive Ordinary Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods;

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the

Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the Board may exclude from any offer any holders of Ordinary Shares or any Ordinary Shares held by a Depositary or any Ordinary Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder thereof;

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 135 and in relation to any such capitalisation the Board may exercise all the powers

conferred on them by Article 135 without need of such ordinary resolution;

(h) the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

134 Reserves

134.1 The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

135 Capitalisation of reserves

135.1 The Board may, with the authority of an ordinary resolution of the Company:

(a) subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund (including retained earnings) of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and

the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid;

(ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly; and

(iii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(f) generally do all acts and things required to give effect to such resolution.

136 Record dates

136.1 Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Companies Acts the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

ACCOUNTS

137 Inspection of records

137.1 No member in his capacity as such shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

138 Summary financial statements

138.1 The Company may send summary financial statements to members of the company instead of or in addition to copies of its full accounts and reports.

FORM OF NOTICES

139 Notices to be in writing

139.1 Any notice or document (including a share certificate) may if the Board in its absolute discretion considers it appropriate be served on or sent or delivered to any member by the Company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it in electronic form to an address notified by the member concerned to the Company for that purpose or where appropriate, by making it available on

a web site and notifying the member of its availability in accordance with this Article or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

139.2 In the case of joint holders of a share, anything to be agreed or specified in relation to any notice, document or other information to be served on or sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the senior shall be accepted to the exclusion of that of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

139.3 If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or postal address within the United Kingdom for the service of notices and the despatch or supply of documents or other information, or shall have informed the Company, of an address for the service of notices and the despatch or supply of other documents or information in electronic form. For these purposes, any notice, document or other information sent by post shall be treated as returned undelivered if the notice, document or other information is served, sent or supplied back to the Company (or its agents), and a notice, document or other information served, sent or supplied in electronic form shall be treated as returned undelivered if the Company (or its agents) receives notification that the notice, document or other information was not delivered to the address to which it was served, sent or supplied.

139.4 When a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him or, if the Board in its absolute discretion permits, an address to which notices may be sent in electronic form, he shall be entitled to have notices of documents given or sent to him at that address; but otherwise no such member shall be entitled to receive any notice or document from the Company.

140 <u>Notice in case of death, bankruptcy or mental disorder</u>

The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by those Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom or to which notices may be sent in electronic form supplied for that purpose by the person claiming to be so entitled, or, where appropriate, by notifying that person of the availability of such notice on a website. Until such

an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

141 Evidence of service

(a) Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left.

(b) Any notice, document or other information served, sent or supplied by the Company by means of a relevant system shall be deemed to have been received when the Company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice, document or other information.

(c) Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent notwithstanding that the Company subsequently sends a hard copy of such notice, document or information by post. Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is received or deemed to have been received pursuant to this Article. In proving that a notice, document or other information served, sent or supplied by electronic means was served, sent or supplied, it shall be sufficient to prove that it was properly addressed.

(d) Any notice, document or other information served, sent or supplied by the Company by any other means authorised in writing by the member concerned shall be deemed to have been received when the Company has carried out the action it has been authorised to take for that purpose.

(e) Any member present, either personally or by proxy, at any general meeting of the Company or of the holders of any class of share in the Company shall for all purposes be deemed to have received due notice of that meeting, and of the purposes for which the meeting was called.

142 Notice binding on transferees

142.1 Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under Article 71) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

143 Notice by advertisement

143.1 Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

144 Suspension of postal services

144.1 If at any time by reason of the suspension, interruption or curtailment of postal services or threat thereof within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by giving notice to those members with whom the Company can communicate by electronic means and who have provided the Company with an address for this purpose. The Company shall also publish notice by way of advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. In any such case the Company shall send confirmatory copies of the notice by post to those members who would otherwise receive the notice in hard copy form if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom in hard copy form again becomes practicable.

INDEMNITY

145 Right to indemnity and power to insure

145.1 To the extent permitted by the Companies Acts, the Company may indemnify any Director of the Company or director of any associated company against any liability and may purchase and maintain for any Director of the Company or director of any associated company insurance against any liability. No Director of the Company or of any associated company shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of such benefit shall not disqualify any person from being or becoming a Director of the Company.

WARRANTS TO SUBSCRIBE

146 Warrants to subscribe for shares

146.1 The Company may, subject to the provisions of the Companies Acts and of these Articles, issue warrants to subscribe for shares in the Company. Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the Board including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation *pari passu* with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had he exercised the subscription rights conferred by his warrants prior to the winding up but after deduction of the price (if any) payable on exercise of such subscription rights.

TP080530059

RULES

OF

THE TAYLOR WIMPEY

SHARE OPTION PLAN

Approved by a shareholders' resolution on 17 April 2008

CONTENTS

1 INTERPRETATION

1.1 Definitions

In these Rules, unless the context otherwise requires, the following words and expressions have the meanings indicated below:

Adoption Date	the date on which the Plan is adopted by the Company in general meeting;
Announcement Date	the date on which the Company announces its annual or half-yearly results;
Award	an Option or a Phantom Option granted to an Eligible Employee under the Plan;
Award Certificate	the deed issued in respect of the grant of an Award under Rule 2.3;
Board	the board of directors of the Company or a duly authorised committee thereof;
Committee	the remuneration committee or some other duly authorised committee of the Board consisting exclusively of non-executive directors;
Company	Taylor Wimpey plc which is registered in England and Wales (company number 296805) and whose registered office is at 80 New Bond Street, London W1S 1SB;
Control	the meaning given to that word by section 995 of the Income Tax Act 2007;
Eligible Employee	a director (other than a non-executive director) or a bona-fide employee of any member of the Group;
Expiry Date	the latest date on which an Option or a Phantom Option may be exercised, determined by the Committee and specified on the Award Certificate;
Financial Year	an accounting period of the Company;
Grant Date	the date on which an Award is granted to an Eligible Employee determined in accordance with Rule 2.3;
Group	the Company and the Subsidiaries from time to time and "**member of the Group**" shall be construed accordingly;
ITEPA	the Income Tax (Earnings and Pensions) Act 2003;
London Stock Exchange	London Stock Exchange plc or any successor body;
Market Value	of a Share on any day, the middle market quotation of a Share (as derived from the Official List of the London Stock Exchange) for the dealing day immediately preceding such day or, if the Committee so decides, an amount equal to the average of the middle market quotations of a Share (as derived from that list) for the three dealing days immediately preceding such day;

Model Code	the Model Code for Securities Transactions of the Directors of Listed Companies issued by the UK Listing Authority as amended from time to time;
Normal Vesting Date	the date when an Award, or part of an Award, will normally Vest, as stated on the Award Certificate;
Notice of Exercise	the notice given in respect of the exercise of an Option or a Phantom Option under Rule 6.2(d);
Option	a right to acquire Shares, granted to an Eligible Employee under the Plan;
Option Price	the amount per Share determined by the Committee and specified in the Award Certificate, payable by the Participant on the exercise of an Option or used to determine the cash amount payable on the exercise of a Phantom Option;
Participant	an individual who holds a subsisting Award or, where the context permits, his legal personal representatives;
Performance Conditions	the performance conditions which determine the extent of Vesting of an Award under Rule 5.1 and as varied in accordance with Rule 5.2;
Performance Period	the period (of not less than three years), determined by the Committee and specified in the Award Certificate, over which the Performance Conditions normally apply;
Phantom Option	a conditional right to be paid a cash amount based on the excess of the Market Value of a specified number of Shares over the Option Price, granted to an Eligible Employee under the Plan;
Plan	the Taylor Wimpey Share Option Plan constituted by these Rules as amended from time to time;
Proscribed Period	any period during which dealings in Shares by directors is proscribed, whether by the Model Code, the Company's own code on insider dealing or any applicable regulations;
Shares	fully paid ordinary shares of 25 pence each in the capital of the Company (or any shares representing them);
Subsidiary	a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985 which is under the Control of the Company;
TCGA	the Taxation of Chargeable Gains Act 1992;
UK Listing Authority	the "competent authority" as that expression is defined in part 6 of the Financial Services and Markets Act 2000;
Variation	any variation of the share capital of the Company, including but without limitation a capitalisation issue, rights issue, bonus issue, rights offer and a sub division, consolidation or reduction in the capital of the Company;
Vest	a Participant becoming, in accordance with these Rules, entitled to exercise an Option or a Phantom Option and "**Vested**" and "**Vesting**" shall be construed accordingly; and

Vesting Date	the Normal Vesting Date, or such earlier date when the Award Vests pursuant to Rule 7 or 8.

1.2 Construction

In these Rules, unless otherwise specified:

(a) the contents and headings are inserted for ease of reference only and do not affect their interpretation;

(b) save as provided for by law a reference to writing includes any mode of reproducing words in a legible form and reduced to paper or electronic format or communication including, for the avoidance of doubt, correspondence via e-mail;

(c) the singular includes the plural and vice-versa and the masculine includes the feminine; and

(d) a reference to a statutory provision includes any statutory modification, amendment or re-enactment thereof.

2 GRANT OF AWARDS

2.1 Grant decisions

Subject to these Rules, the Committee shall determine in its absolute discretion when Awards shall be granted and the Eligible Employees to whom such Awards shall be granted and the terms governing such Awards.

2.2 Timing of grants

The Committee may grant an Award within the period of 42 days following the Adoption Date and thereafter:

(a) during the 42 days commencing on the dealing day following an Announcement Date; or

(b) at any time when the Committee considers that exceptional circumstances exist which justify the granting of an Award

PROVIDED THAT no Award may be granted during a Proscribed Period or after the Plan has terminated, as provided in Rule 18.

2.3 Procedure for grant of Awards and Grant Date

Awards shall be granted by a resolution passed by the Committee. The Grant Date of an Award shall be the date on which the Committee passes the resolution or such later date as specified in the resolution and allowed by Rule 2.2. The grant of an Award shall be evidenced by an Award Certificate executed by the Company as a deed. The Award Certificate shall be issued to each Eligible Employee who has been granted an Award as soon as reasonably practicable following the grant of the Award.

2.4 Contents of Award Certificate

An Award Certificate shall state:

(a) whether the Award comprises an Option or a Phantom Option;

(b) the Grant Date;

(c) the number and denomination of Shares subject to the Award;

(d) the Option Price (which shall not be less than the Market Value of a Share on the Grant Date);

(e) the Expiry Date (which shall not be later than the tenth anniversary of the Grant Date); and

(f) the Normal Vesting Date of the Award (or of each part of the Award)

and shall state, or have attached to it in the form of a schedule, the Performance Period, the Performance Conditions and any further conditions applicable to the Award. Subject thereto, an Award Certificate shall be in such form as the Committee may determine from time to time.

2.5 No consideration for grants

No consideration shall be payable by a Participant for the grant of an Award.

2.6 Right to renounce Awards

An Eligible Employee to whom an Award is granted may, by notice in writing to the Company within 30 days after the Grant Date and, if available, accompanied by the Award Certificate, renounce in whole or in part any entitlement to his Award. In such a case, the Award shall to that extent be treated, for the purpose of the Plan, as never having been granted. No consideration shall be due from the Company for any such renunciation.

2.7 Awards non-transferable

An Award shall be personal to the Eligible Employee to whom it is granted and, subject to Rule 7.2, shall not be capable of being transferred, charged or otherwise alienated and shall lapse immediately if the Participant purports to transfer, charge or otherwise alienate the Award.

2.8 Participant's rights over Shares

For the avoidance of doubt, a Participant shall not become the beneficial owner of the Shares subject to his Option until he has validly exercised the Option and until that date the Participant shall not be entitled to any voting, dividend, transfer or other rights attaching to the Shares subject to such Award.

3 SHARE CAPITAL LIMITS

3.1 Ten per cent in ten years

An Award may not be granted if the result would be that the aggregate number of Shares issued or issuable under Awards granted under the Plan or under options or other awards granted under any other employee share plan (whether or not discretionary) operated by a member of the Group in the preceding 10-year period would exceed 10 per cent of the Company's issued ordinary share capital at that time (adjusted for any Variations during that period).

3.2 Five per cent in ten years

An Award may not be granted if the result would be that the aggregate number of Shares issued or issuable under Awards granted under the Plan or under options or other awards granted under any other discretionary employee share plan operated by a member of the Group in the preceding 10-year period would exceed 5 per cent of the Company's issued ordinary share capital at that time (adjusted for any Variations during that period).

3.3 Clarification of limits

For the purpose of the limits contained in Rules 3.1 and 3.2, there shall be disregarded:

(a) any Shares which have been purchased on the market, or which the Committee has determined will be so purchased, in order to satisfy an option or award; and

(b) any Shares subject to an option or award which has lapsed, been renounced or otherwise become incapable of Vesting.

Any treasury Shares which are used to satisfy Awards shall be treated as issued Shares.

4 INDIVIDUAL LIMIT

An Award may not be granted to an Eligible Employee if as a result the aggregate Market Value of the Shares subject to all Awards granted to him during the same Financial Year under the Plan would:

(a) in the case of a Participant who is not a director of the Company, exceed 300 per cent of his annual rate of base salary as at the Grant Date; and

(b) in the case of a Participant who is a director of the Company, exceed 200 per cent of his annual rate of base salary as at the Grant Date.

5 PERFORMANCE CONDITIONS

5.1 Imposition of Performance Conditions

On the grant of an Award, the Committee shall impose Performance Conditions and any further conditions on Vesting which the Committee determines to be appropriate. Such conditions shall be set out in, or attached in the form of a schedule to, the Award Certificate. The Performance Conditions for the first Awards made to executive directors of the Company under the Plan shall be those set out in Schedule 1 to these Rules. The Committee may change the Performance Conditions for future Awards provided that they remain, in the view of the Committee, no less challenging and are aligned with the interests of the Company's shareholders.

5.2 Variation or waiver of Performance Conditions

If an event occurs which causes the Committee to consider that the Performance Conditions or any further conditions imposed under Rule 5.1 subject to which an Award has been granted are no longer appropriate, the Committee may vary or waive the Performance Conditions or the further conditions in such manner as, in the view of the Committee:

(a) is reasonable in the circumstances; and

(b) except in the case of waiver, produces a fairer measure of performance and is not materially less difficult to satisfy.

The Award shall then take effect subject to the Performance Conditions or the further conditions as so varied or waived.

5.3 Notification of Participants

The Company shall, as soon as reasonably practicable, notify each Participant concerned of any variation or waiver of the Performance Conditions or further conditions made by the Committee under Rule 5.2 and explain how it affects his Award.

6 VESTING AND EXERCISE

6.1 Vesting of Awards

Subject to Rules 7 and 8, an Award (or part of an Award) shall Vest on the Normal Vesting Date. The number of Shares in respect of which an Award has Vested shall be determined by the Committee as soon as practicable after the end of the Performance Period in accordance with any Performance Conditions and any further conditions imposed under Rule 5.1, in their original form or as varied from time to time. To the extent that the Award has not Vested, it shall lapse immediately.

6.2 Exercise of Options and Phantom Options

(a) The Participant shall become entitled to exercise an Option or a Phantom Option, to the extent that it has Vested, from the Vesting Date (or from the date when the Committee determines the extent of Vesting, if later) until the Option or Phantom Option lapses pursuant to Rule 9.

(b) Notwithstanding paragraph (a) above, an Option or a Phantom Option may not be exercised during a Proscribed Period.

(c) An Option or a Phantom Option may, to the extent it has Vested, be exercised in whole or in part. If exercised in part, the unexercised part of the Option or Phantom Option shall not lapse and shall remain exercisable.

(d) An Option or a Phantom Option shall be exercised by the Participant delivering to the Company a duly completed Notice of Exercise in the form from time to time prescribed by the Committee, specifying the number of Shares in respect of which the Option or Phantom Option is being exercised, and accompanied, if available, by the Award Certificate and, in the case of an Option, by a payment of the Option Price in respect of such number of Shares. Alternatively, the Participant may enter into any arrangements that the Company may approve for the payment of the Option Price in cash.

6.3 Delivery of Shares

Subject to any necessary consents and to compliance by the Participant with these Rules, the Company shall, as soon as reasonably practicable and in any event not later than 30 days after the date of exercise of an Option, issue to the Participant, or procure the transfer to the Participant of, the number of Shares in respect of which the Option has been exercised and shall deliver to the Participant a definitive share certificate in respect of such Shares together with, in the case of the partial exercise of an Option, an Award Certificate in respect of, or the original Award Certificate endorsed to show, the unexercised part of the Option.

6.4 Payment of cash amount

(a) The Participant shall become entitled to a cash payment equivalent to the excess (if any) of the Market Value on the date of exercise of a Phantom Option over the Option Price multiplied by the number of Shares in respect of which a Phantom Option has been exercised.

(b) Subject to any necessary consents and to compliance by the Participant with these Rules, the Company shall, as soon as reasonably practicable and in any event not later than 30 days after the exercise of a Phantom Option, pay, or procure to be paid, to the Participant the amount determined under paragraph (a) above.

7 CESSATION OF EMPLOYMENT

7.1 General rule

Subject to the remainder of this Rule 7, an Award may Vest only while the Participant holds an office or employment within the Group and, if a Participant ceases to hold any such office or employment, any Award granted to him which has Vested shall, save as set out below, lapse immediately. Except where such cessation is for one of the reasons mentioned in Rule 7.2 or 7.3, the Participant shall be deemed to cease to hold such office or employment on the date when he or his employer gives notice of such cessation.

Unless he has been dismissed for gross misconduct, a Participant may exercise an Option in accordance with Rule 6.2 to the extent that it had already Vested on the date of such cessation (or deemed cessation) during the one month period (or such longer period, not exceeding six months, as the Committee may not later than the end of such one month period determine) following such date (or, in the case of such a Participant who has died, his legal personal representatives may exercise the Option during the 12 month period following his death). If not so exercised, the Option shall lapse immediately.

7.2 Death

Notwithstanding Rules 6.1 and 7.1, if a Participant dies before his Award has Vested the Award shall Vest immediately. The number of Shares in respect of which the Award has Vested shall be determined by the Committee as soon as practicable in accordance with the Performance Conditions and any other conditions imposed under Rule 5.1 and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date of the Participant's death.

The Participant's legal personal representatives shall be entitled to exercise an Option or a Phantom Option in accordance with Rule 6.2, to the extent that it has so Vested, at any time during the 12 month period following his death. If not so exercised, the Option or Phantom Option shall lapse immediately.

The Company shall issue or transfer to the Participant's legal personal representatives in accordance with Rule 6.3 the number of Shares in respect of which an Option has been exercised.

The Company shall pay, or procure the payment of, a cash amount to the Participant's legal personal representatives in accordance with Rule 6.4 based on the number of Shares in respect of which a Phantom Option has been exercised.

7.3 Injury, disability etc

Notwithstanding Rules 6.1 and 7.1, if a Participant ceases to hold any office or employment within the Group before his Award has Vested by reason of:

(a) injury, ill health or disability;

(b) the Participant being employed by a company which ceases to be a member of the Group;

(c) the Participant being employed in an undertaking or part of an undertaking which is transferred to a person who is not a member of the Group; or

(d) any other reason, at the discretion of the Committee (such discretion being applied fairly and reasonably)

the Award shall Vest on a date determined by the Committee, which shall be no earlier than the date of such cessation and no later than the Normal Vesting Date. The number of Shares in respect of which the Award has Vested shall be determined by the Committee as soon as practicable in accordance with the Performance Conditions and any other conditions imposed under Rule 5.1 and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date of such cessation.

The Participant shall be entitled to exercise an Option or a Phantom Option in accordance with Rule 6.2, to the extent that it has so Vested, at any time during the six month period following the Vesting Date. If not so exercised, the Option or Phantom Option shall lapse immediately.

The Company shall issue or transfer to the Participant in accordance with Rule 6.3 the number of Shares in respect of which an Option has been exercised.

The Company shall pay, or procure the payment of, a cash amount to the Participant in accordance with Rule 6.4 based on the number of Shares in respect of which a Phantom Option has been exercised.

8 CORPORATE EVENTS

8.1 Change in Control of Company

Notwithstanding Rule 6.1 but subject to Rule 8.2, if a person has obtained Control of the Company all Awards shall Vest immediately. The number of Shares in respect of which each Award has Vested shall be determined by the Committee as soon as practicable in accordance with the Performance Conditions and any other conditions imposed under Rule 5.1 and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date such Control was obtained.

The Participant shall be entitled to exercise an Option or a Phantom Option in accordance with Rule 6.2, to the extent that it has so Vested, at any time during the six month period (or such shorter period as the Committee may determine) beginning with the date when such Control was obtained.

Unless it is exchanged in accordance with these Rules, a Participant's Award will lapse:

(a) 30 days after the first date on which an offeror is entitled to give notice to shareholders under Section 979 Companies Act 2006;

(b) if the Court approves a compromise or arrangement between the Company and its members under Sections 895 to 899 Companies Act 2006, 30 days after the Court's order becomes effective.

The Company shall issue or transfer to the Participant in accordance with Rule 6.3 the number of Shares in respect of which an Option has been exercised.

The Company shall pay, or procure the payment of, a cash amount to the Participant in accordance with Rule 6.4 based on the number of Shares in respect of which a Phantom Option has been exercised.

If another Company has obtained Control of the Company and Participants are to be offered awards relating to shares in that other company (or its parent) which, in the opinion of the Committee, are substantially equivalent, in value and in terms and conditions, to the existing Award, the Committee may determine that the previous provisions of this Rule 8.1 shall not apply. The Award shall then lapse in exchange for, and on the grant of, that replacement award.

8.2 Reorganisation not involving a change in Control

If:

(i) the events referred to in Rule 8.1 are part of an arrangement which will mean that the Company will be under the Control of another company;

(ii) the persons who owned Shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company; and

(iii) Participants are to be offered substitute awards which in the opinion of the Committee, are substantially equivalent, in value and in terms and conditions, to existing Awards,

then notwithstanding Rule 8.1, Participants who hold Awards which are not otherwise exercisable apart from this Rule 8 may not exercise those Awards unless the Committee determines otherwise.

8.3 Meaning of "obtains Control of the Company"

For the purpose of this Rule 8, a person shall be deemed to have obtained Control of the Company if he and others acting in concert with him have together obtained Control of it.

8.4 Winding up of Company

Notwithstanding Rule 6.1, if notice is given of a resolution for the voluntary winding-up of the Company, all Awards shall Vest conditionally on the passing of the resolution. The number of Shares in respect of which each Award Vests conditionally shall be determined by the Committee and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date such notice is given.

The Participant shall be entitled to exercise an Option or a Phantom Option in accordance with Rule 6.2, to the extent that it has conditionally Vested, at any time during the period beginning with the date the notice is given and ending when the resolution is passed or defeated or the general meeting is concluded or adjourned sine die. If the resolution is

passed, the date of exercise shall be the date when the resolution is passed and any Option or Phantom Option not so exercised (including any Option or Phantom Option which had Vested before notice of the resolution was given) shall lapse immediately. If the resolution is not passed, any conditional exercise of an Option or a Phantom Option shall be of no effect and the Option or Phantom Option shall continue to exist.

The Company shall issue or transfer to the Participant in accordance with Rule 6.3 the number of Shares in respect of which an Option has been exercised.

The Company shall pay, or procure the payment of, a cash amount to the Participant in accordance with Rule 6.4 based on the number of Shares in respect of which a Phantom Option has been exercised.

8.5 Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant of the occurrence of any of the events referred to in this Rule 8 and explain how this affects his Award.

9 LAPSE OF AWARD

An Award shall lapse on the earliest of:

(a) the Committee determining that the Performance Conditions or any further conditions imposed under Rule 5.1 have been satisfied neither in whole nor in part in relation to the Award and can no longer be satisfied either in whole or in part;

(b) subject to Rule 7, the Participant ceasing to hold an office or employment within the Group;

(c) the latest date on which it is provided that that the Award shall be exercisable under Rule 7 or 8;

(d) the date on which a resolution is passed or an order is made by the court for the compulsory winding up of the Company;

(e) the date on which the Participant becomes bankrupt, enters into a compromise with his creditors generally or purports to transfer, charge or otherwise alienate the Award; and

(f) the Expiry Date.

10 VARIATION OF SHARE CAPITAL

10.1 Power to adjust Award

In the event of a Variation, a demerger of the Company, the payment of a special dividend by the Company or in such other circumstances as the Committee considers appropriate, the number of Shares subject to an Award and the Option Price may be adjusted in such manner as the Committee shall determine to be fair and reasonable, having consulted the Company's professional advisers as appropriate.

10.2 Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant of any adjustment made under this Rule 10 and explain how this affects his Award. The Company may call in for endorsement or cancellation and re-issue any Award Certificate in order to take account of such adjustment.

11 SHARES ISSUED UNDER PLAN

11.1 Rights attaching to Shares

All Shares issued to Participants under the Plan (whether directly to the Participant or indirectly via a trustee or other intermediary) shall, as to voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, rank equally in all respects and as one class with the Shares of the same class in issue at the date of issue save as regards any rights attaching to such shares by reference to a record date prior to the date of such issue.

11.2 Availability of Shares

The Company shall at all times keep available sufficient authorised but unissued Shares to satisfy all Awards which the Committee has determined will be satisfied by the issue of Shares (whether directly to the Participant or indirectly via a trustee or other intermediary).

11.3 Application for listing and admission to trading of Shares

While Shares are listed and admitted to trading on any stock exchange, the Company shall, at its expense, make application for, and use its reasonable endeavours to obtain listing and admission to trading on such stock exchange for Shares allotted under the Plan.

12 TAX AND SOCIAL SECURITY CONTRIBUTIONS

12.1 Where, in relation to an Award granted under the Plan, a member of the Group is liable, or is in accordance with current practice believed by the Company to be liable, to account to any revenue or other authority for any sum in respect of any tax or social security liability of the Participant, the Shares subject to an Option which has been exercised may not be issued or transferred to the Participant (as the case may be) unless the Participant has beforehand paid to the member of the Group an amount sufficient to discharge the liability. Alternatively, the Participant may, by agreement with the member of the Group, enter into some other arrangement to ensure that such amount is available to it (whether by authorising the sale of some or all of the Shares subject to his Award and the payment to the member of the Group of the requisite amount out of the proceeds of sale or otherwise). In the case of a Phantom Option, the member of the Group shall be entitled to deduct an amount sufficient to discharge such a liability from the payment made to the Participant under Rule 6.4.

12.2 Where, in relation to an Award granted under the Plan, a member of the Group is liable to account to any revenue or other authority for any sum in respect of its own tax or social security liability, the Committee may, if permitted under the applicable legislation or regulations, make it a condition of exercise of an Award that the Participant shall pay to the member of the Group an amount sufficient to discharge the liability. Alternatively, the Participant may, by agreement with the member of the Group, enter into some other arrangement to ensure that such amount is available

to it (whether by authorising the sale of some or all of the Shares subject to his Award and the payment to the member of the Group of the requisite amount out of the proceeds of sale or otherwise). In the case of a Phantom Option, the member of the Group shall be entitled to deduct an amount sufficient to discharge such a liability from the payment made to the Participant under Rule 6.4.

13 CONTRACTUAL RIGHTS

Notwithstanding any other provision of the Plan:

(a) the Plan shall not form part of any contract of employment between any member of the Group and an Eligible Employee;

(b) unless expressly so provided in his contract of employment, an Eligible Employee has no right to be granted an Award;

(c) the benefit to an Eligible Employee of participation in the Plan (including, in particular but not by way of limitation, any Awards held by him) shall not form any part of his remuneration or count as his remuneration for the purpose of any employer's contribution to any pension or other benefit scheme operated by a member of the Group; and

(d) if an Eligible Employee ceases to hold an office or employment within the Group, he shall not be entitled to compensation for the loss of any right or benefit or prospective right or benefit under the Plan (including, in particular but not by way of limitation, any Awards held by him which lapse by reason of his ceasing to hold an office or employment within the Group) whether by way of damages for unfair dismissal, wrongful dismissal, breach of contract or otherwise.

By accepting the grant of an Award and not renouncing it, a Participant is deemed to have agreed to the provisions of this Rule 13.

14 ADMINISTRATION

14.1 Committee responsible for administration

The Committee shall be responsible for, and shall have the conduct of, the administration of the Plan. The Committee may from time to time make or amend regulations for the administration of the Plan provided that such regulations shall not be inconsistent with these Rules.

14.2 Committee's decision final and binding

The decision of the Committee shall be final and binding in all matters relating to the administration of the Plan, including but not limited to the resolution of any dispute concerning, or any inconsistency or ambiguity in, these Rules or any document used in connection with the Plan.

14.3 Discretionary nature of Awards

All Awards shall be granted entirely at the discretion of the Committee.

14.4 Provision of information

The Participant shall provide to the Company as soon as reasonably practicable such information as the Company reasonably requests for the purpose of complying with its obligations under section 486 of ITEPA, or any reporting obligations of any member of the Group to any tax or social security authority.

14.5 Shareholder communications

The Company may send to Participants copies of any notice or other document sent by the Company to its shareholders generally.

14.6 Costs

The costs of introducing and administering the Plan shall be met by the Company. The Company shall be entitled, if it wishes, to charge an appropriate part of such costs to a Subsidiary. The Company shall also be entitled, if it wishes, to charge to a Subsidiary the opportunity cost of issuing Shares under the Plan to a Participant employed by the Subsidiary.

14.7 Variation of Plan for overseas territories

The Company may establish sub-plans for overseas jurisdictions and/or make such modifications to the Plan as are necessary or expedient to take account of local tax, exchange control, securities laws or other regulations in any one or more overseas territories (a "**Modified Plan**"). The limits on the number of Shares which may be subject to Awards as set out in Rules 3 and 4 shall apply so as to limit the number of Shares which may be made subject to Awards granted under a Modified Plan and Shares subject to Awards granted under a Modified Plan shall be included for the purpose of the limits set out in Rules 3 and 4.

15 AMENDMENT OF RULES

15.1 Power to amend Rules

Subject to Rules 15.2 and 15.3 the Board, acting on the recommendations of the Committee, may from time to time amend these Rules.

15.2 Amendments to Rules

Without the prior approval of the Company's shareholders in general meeting, an amendment may not be made to these Rules to the advantage of existing or future Participants relating to:

(a) the persons to whom an Award may be granted;

(b) the limits on the aggregate number of Shares over which Awards may be granted;

(c) the limit on the Market Value of Shares over which Awards may be granted to any one Eligible Employee;

(d) the basis for determining a Participant's entitlement to, and the terms of Shares to be acquired on the exercise of an Option and/or the basis for determining the Participant's entitlement to be paid a cash amount pursuant to a Phantom Option;

(e) the adjustment of Awards on a Variation

except for an amendment which is of a minor nature to benefit the administration of the Plan or to take account of a change of legislation or to obtain or maintain favourable tax, exchange control, securities law or regulatory treatment for Participants or any member of the Group.

15.3 Rights of existing Participants

An amendment may not adversely affect the rights of an existing Participant except where the amendment has been approved either by the Participant affected or by those existing Participants who would be adversely affected by the amendment in such manner as would be required by the Company's articles of association (with appropriate changes) if the Shares subject to those Awards which would be so adversely affected had been issued or transferred to them (so that they had become shareholders in the Company) and constituted a separate class of shares.

15.4 Notification of Participants

The Company shall, as soon as reasonably practicable, notify each Participant of any amendment to these Rules under this Rule 15 and explain how it affects his Award.

16 NOTICES

16.1 Notice by Company

Save as provided for by law any notice, document or other communication given by, or on behalf of, the Company to any person in connection with the Plan shall be deemed to have been duly given if delivered by hand or sent by e-mail or fax to him at his place of work, if he is employed within the Group if sent by e-mail to such e-mail address as may be specified from time to time, or sent through the post in a pre-paid envelope to the postal address last known to the Company to be his address and, if so sent, shall be deemed to have been duly given on the date of posting.

16.2 Deceased Participants

Save as provided for by law any notice, document or other communication so sent to a Participant shall be deemed to have been duly given notwithstanding that such Participant is then deceased (and whether or not the Company has notice of his death) except where his personal representatives have established their title to the satisfaction of the Company and supplied to the Company an e-mail or postal address to which notices, documents and other communications are to be sent.

16.3 Notice to Company

Save as provided for by law any notice, document or other communication given to the Company in connection with the Plan shall be delivered by hand or sent by e-mail, fax or post to the Company Secretary at the Company's registered office or such other e-mail or postal address as may from time to time be notified to Participants but shall not in any event be duly given unless it is actually received at the registered office or such e-mail or postal address.

17 GOVERNING LAW AND JURISDICTION

17.1 Plan governed by English laws

The formation, existence, construction, performance, validity and all aspects whatsoever of the Plan, any term of the Plan and any Award granted under it shall be governed by English law.

17.2 English courts to have jurisdiction

The English courts shall have jurisdiction to settle any dispute which may arise out of, or in connection with, the Plan.

17.3 Participant deemed to submit to such jurisdiction

By accepting the grant of an Award and not renouncing it, a Participant is deemed to have agreed to submit to such jurisdiction.

18 TERMINATION

The Plan shall terminate 10 years after the Adoption Date or on such earlier date as the Board shall determine. Following the termination of the Plan, no further Awards shall be granted pursuant to Rule 2 but the subsisting rights and obligations of Participants will not thereby be affected.

SCHEDULE 1: PERFORMANCE CONDITIONS

1. The proportion of the Shares subject to an Award which Vest shall be determined by the Return on Capital Employed ("ROCE") of the Company during the last financial year of the Performance Period, as set out in this Schedule. The Committee shall determine the basis on which the Company's ROCE is calculated.

2. The Committee may modify the requirements of these performance conditions at its discretion as permitted in the Rules of the Plan.

3. The extent to which the Award Vests shall be determined by reference to the excess of the Company's ROCE over the Company's cost of capital ("COC"), determined according to the following table.

Company's ROCE in excess of the COC	**Percentage of the Award which Vests**
Below the COC	0%
Equal to the COC	25%
Between 0 and 3 percentage points over the COC	Between 25% and 100% calculated on a pro rata basis
3 or more percentage points over the COC	100%

4. ROCE shall be calculated based on the Company's earnings before interest, tax and amortisation.

5. COC shall be calculated based on the following formula:

$$\frac{\text{(risk free rate + equity risk premium)/(1 – tax rate) x (average operating assets employed – average net debt) + net interest cost}}{\text{average operating assets employed}}$$

where:

- Equity risk premium means the premium published in Bloomberg (or such other recognised source to be determined by the Committee) as at the balance sheet date
- Operating assets means capital employed excluding intangibles as set out in the Company's latest published annual accounts
- Net debt means borrowings less cash or cash equivalents
- Net interest cost means interest on borrowings less interest received
- Risk free rate means UK Government gilt yields as at the balance sheet date.

6. If, under the Rules of the Plan, the Award vests before the end of the Performance Period, the Committee will determine the extent that this Performance Condition has been met up to the vesting date.

7. At the end of the Performance Period, the Committee will determine the extent that the Award will vest with reference to the Company's ROCE performance, as set out in paragraph 3 above. Any decision of the Committee pursuant to this Schedule will be final and binding on the Participant.

1. Introduction

For the purpose of granting Options under a company share option plan approved by HMRC under Schedule 4 to ITEPA, the terms of the Plan shall apply to any Option which is designated as an Approved Option in the Award Certificate subject to the modifications set out in this Approved Schedule.

2. Definitions

Unless the context otherwise requires, the definitions and rules of interpretation in the Plan also apply to this Approved Schedule. In addition, the following words and expressions bear the meanings set out below:

Approved Option	an Option granted under this Approved Schedule;
Associated Company	has the same meaning as in paragraph 35(1) of Schedule 4 to ITEPA;
HMRC	Her Majesty's Revenue and Customs;
Key Feature	a provision in this Approved Schedule which is necessary to meet the requirements of Schedule 4 to ITEPA;
Qualifying Employee	any director of a member of the Group who is required to devote to his duties not less than 25 hours per week (excluding meal breaks) or any employee (other than one who is a director) of a member of the Group;
Redundancy	the same meaning as in the Employment Rights Act 1996 or the Employment Rights (Northern Ireland) Order 1996;
Retirement	retirement with the consent of the Participant's employing company on or after the age of 55; and
Subsisting Option	an option, granted under this Approved Schedule or under another company share option plan established by the Company or an Associated Company of the Company and approved by HMRC under Schedule 4 to ITEPA, which has neither lapsed nor been exercised.

3 Grant of Approved Options

3.1 Approved Options shall only be granted while this Approved Schedule is approved by HMRC under Schedule 4 to ITEPA.

3.2 No Approved Option shall be granted over Shares which do not satisfy the conditions in Part 4 of Schedule 4 to ITEPA (shares to which schemes can apply).

3.3 No Approved Option shall be granted to any person who is not a Qualifying Employee on the Grant Date or who is precluded by paragraph 9 of Schedule 4 to ITEPA (the "no material interest" requirement) from participating in this Approved Schedule.

3.4 The Option Price for an Approved Option shall not be less than the Market Value of a Share on the Grant Date.

3.5 Any Approved Option granted to a Qualifying Employee shall be limited and take effect so that the aggregate Market Value of the Shares subject to that Option, when aggregated with the market value (determined in accordance with the provisions of Part 8 of TCGA) of shares subject to Subsisting Options granted to such Qualifying Employee, shall not exceed or further exceed £30,000 (or such other limit from time to time specified in paragraph 6 of Schedule 4 to ITEPA). For the purpose of this paragraph 3.5, the market value of shares shall be calculated as at the time the options in relation to those shares were granted or at such earlier time as may have been agreed in writing with HMRC.

3.6 Any Performance Conditions for an Approved Option shall be objective and such that, once they are satisfied, the exercise of the Option is not subject to the discretion of any person.

4 Exercise of Approved Options

4.1 No Approved Option may be exercised at any time when the Participant is precluded by paragraph 9 of Schedule 4 to ITEPA (the "no material interest" requirement) from participating in this Approved Schedule.

4.2 No Approved Option may be exercised unless the Shares which may be acquired on such exercise satisfy the conditions in Part 4 of Schedule 4 to ITEPA (shares to which schemes can apply).

4.3 Where an Approved Option is exercised after the Participant has ceased to be a Qualifying Employee because of retirement, the retirement age specified in this Approved Schedule for the purpose of section 524 of ITEPA and paragraph 35A of Schedule 4 to ITEPA is 55 years.

4.4 If a Participant ceases to be a Qualifying Employee because of Redundancy or Retirement, the Committee shall exercise its discretion, under Rule 7.3 of the Plan, to allow his Approved Option to Vest in accordance with Rule 7.3.

4.5 Any alternative arrangements for the payment of the Option Price in cash, under paragraph (d) to Rule 6.2, shall not apply to Approved Options unless such arrangements have been approved in advance by HMRC.

5 Change of Control

5.1 The final paragraph of Rule 8.1 shall be replaced by the following paragraphs 5.2 to 5.5.

5.2 Subject to paragraphs 5.3 to 5.4, if another company (the "**Acquiring Company**"):

a) obtains Control of the Company as a result of making:

- a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that, if it is met, the person making the offer will have Control of the Company, or

- a general offer to acquire all the shares in the Company which are of the same class as the Shares; or

b) obtains Control of the Company as a result of a compromise or arrangement sanctioned by the court under sections 895 to 901 of the Companies Act 2006 (arrangements and reconstructions); or

c) becomes bound or entitled to acquire shares in the Company under sections 974 to 992 of the Companies Act 2006 (squeeze-out and sell-out)

a Participant may agree with the Acquiring Company at any time within the Appropriate Period to release his Approved Option (the "**Old Option**") in consideration of the Participant being granted an equivalent option (the "**New Option**") over shares in the Acquiring Company or in some other company within sub-paragraph (b) or (c) of paragraph 16 of Schedule 4 to ITEPA (shares must be ordinary shares of certain companies).

5.3 In paragraph 5.2, "**Appropriate Period**" means:

a) in a case falling within paragraph (a), the period of six months beginning with the time when the Acquiring Company obtains Control of the Company and any condition subject to which the offer is made is met;

b) in a case falling within paragraph (b), the period of six months beginning with the time when the court sanctions the compromise or arrangement; and

c) in a case falling within paragraph (c), the period during which the Acquiring Company remains bound or entitled as mentioned in that paragraph.

5.4 The New Option shall not be regarded for the purpose of paragraph 5.2 as equivalent to the Old Option unless:

a) the shares to which the New Option relates meet the conditions specified in Part 4 of Schedule 4 to ITEPA (shares to which schemes can apply);

b) the total market value of the Shares (determined in accordance with the provisions of Part 8 of TCGA) which were subject to the Old Option, immediately before its release, is equal to the total market value (as so determined), immediately after the grant, of the shares subject to the New Option;

c) the total amount payable by the Participant for the acquisition of shares under the New Option is equal to the total amount that would have been so payable under the Old Option; and

d) it is exercisable in the same manner as the Old Option and subject to the provisions of this Approved Schedule as it had effect immediately before the release of the Old Option, except that the term "Shares" shall mean the shares which are subject to the New Option and the term "Company" shall mean the company of which those shares form part of the share capital.

5.5 Following the release of the Old Option and the grant of the New Option, the New Option shall not be deemed to have Vested and shall not lapse, pursuant to Rule 9 of the Plan, as a consequence of the same event as that which resulted in such release and grant.

6 Adjustment of Approved Options

6.1 No adjustment shall be made to an Approved Option, under Rule 10 of the Plan, except as permitted in paragraph 22 of Schedule 4 to ITEPA.

6.2 No adjustment to an Approved Option, under Rule 10 of the Plan, shall take effect until it has been approved by HMRC.

7 Amendment of this Approved Schedule

No amendment to a Key Feature which is made to this Approved Schedule or to any of the provisions of the Plan which affect Options granted under this Approved Schedule shall be applicable to Approved Options unless it has been approved by HMRC.

RULES

OF

THE TAYLOR WIMPEY

PERFORMANCE SHARE PLAN

Approved by a shareholders' resolution on 17 April 2008

CONTENTS

1 INTERPRETATION

1.1 Definitions

In these Rules, unless the context otherwise requires, the following words and expressions have the meanings indicated below:

Adoption Date	the date on which the Plan is adopted by the Company in general meeting;
Announcement Date	the date on which the Company announces its annual or half-yearly results;
Award	a Share Award, or a Phantom Award granted to an Eligible Employee under the Plan;
Award Certificate	the deed issued in respect of the grant of an Award under Rule 2.3;
Board	the board of directors of the Company or a duly authorised committee thereof;
Committee	the remuneration committee or some other duly authorised committee of the Board consisting exclusively of non-executive directors;
Company	Taylor Wimpey plc which is registered in England and Wales (company number 296805) and whose registered office is at 80 New Bond Street, London W1S 1SB;
Control	the meaning given to that word by section 995 of ITA;
Eligible Employee	a director (other than a non-executive director) or a bona-fide employee of any member of the Group;
Financial Year	an accounting period of the Company;
Grant Date	the date on which an Award is granted to an Eligible Employee determined in accordance with Rule 2.3;
Group	the Company and its Subsidiaries from time to time and "**member of the Group**" shall be construed accordingly;
ITA	the Income Tax Act 2007;
ITEPA	the Income Tax (Earnings and Pensions) Act 2003;
London Stock Exchange	London Stock Exchange plc or any successor body;
Market Value	of a Share on any day, the middle market quotation of a Share (as derived from the Official List of the London Stock Exchange) for the dealing day immediately preceding such day or, if the Committee so decides, an amount equal to the average of the middle market quotations of a Share (as derived from that list) for the three dealing days immediately preceding such day;
Model Code	the Model Code for Securities Transactions of the Directors of Listed Companies issued by the UK Listing Authority as

	amended from time to time;
Normal Vesting Date	the date when an Award, or part of an Award, will normally Vest, as stated on the Award Certificate;
Participant	an individual who holds a subsisting Award or, where the context permits, his legal personal representatives;
Performance Conditions	the performance conditions which determine the extent of Vesting of an Award under Rule 5.1 and as varied in accordance with Rule 5.2;
Performance Period	the period (of not less than three years) determined by the Committee and specified in the Award Certificate, over which the Performance Conditions normally apply;
Phantom Award	a conditional right to be paid a cash amount based on the Market Value of a specified number of Shares, granted to an Eligible Employee under the Plan;
Plan	the Taylor Wimpey Performance Share Plan constituted by these Rules as amended from time to time;
Proscribed Period	any period during which dealings in Shares by directors is proscribed, whether by the Model Code, the Company's own code on insider dealing or any applicable regulations;
Share Award	a conditional right to become absolutely entitled to Shares, granted to an Eligible Employee under the Plan;
Shares	fully paid ordinary shares of 25 pence each in the capital of the Company (or any shares representing them);
Subsidiary	a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985 which is under the Control of the Company;
UK Listing Authority	the "competent authority" as that expression is defined in part 6 of the Financial Services and Markets Act 2000;
Variation	any variation of the share capital of the Company, including but without limitation a capitalisation issue, rights issue, bonus issue, rights offer and a sub division, consolidation or reduction in the capital of the Company;
Vest	a Participant becoming, in accordance with these Rules, absolutely entitled to the Shares subject to a Share Award or entitled to a cash payment under a Phantom Award and "**Vested**" and "**Vesting**" shall be construed accordingly; and
Vesting Date	the Normal Vesting Date, or such earlier date when the Award Vests pursuant to Rule 7 or 8.

1.2 Construction

In these Rules, unless otherwise specified:

(a) the contents and headings are inserted for ease of reference only and do not affect their interpretation;

(b) save as provided for by law a reference to writing includes any mode of reproducing words in a legible form and reduced to paper or electronic format or communication including, for the avoidance of doubt, correspondence via e-mail;

(c) the singular includes the plural and vice-versa and the masculine includes the feminine; and

(d) a reference to a statutory provision includes any statutory modification, amendment or re-enactment thereof.

2 GRANT OF AWARDS

2.1 Grant decisions

Subject to these Rules, the Committee shall determine in its absolute discretion when Awards shall be granted and the Eligible Employees to whom such Awards shall be granted and the terms governing such Awards.

2.2 Timing of grants

The Committee may grant an Award within the period of 42 days following the Adoption Date and thereafter:

(a) during the 42 days commencing on the dealing day following an Announcement Date; or

(b) at any time when the Committee considers that exceptional circumstances exist which justify the granting of an Award

PROVIDED THAT no Award may be granted during a Proscribed Period or after the Plan has terminated, as provided in Rule 18.

2.3 Procedure for grant of Awards and Grant Date

Awards shall be granted by a resolution passed by the Committee. The Grant Date of an Award shall be the date on which the Committee passes the resolution or such later date as specified in the resolution and allowed by Rule 2.2. The grant of an Award shall be evidenced by an Award Certificate executed by the Company as a deed. The Award Certificate shall be issued to each Eligible Employee who has been granted an Award as soon as reasonably practicable following the grant of the Award.

2.4 Contents of Award Certificate

An Award Certificate shall state:

(a) whether the Award comprises of a Share Award or a Phantom Award;

(b) the Grant Date;

(c) the number and denomination of Shares subject to the Award;

(d) the Normal Vesting Date of the Award (or of each part of the Award)

and shall state, or have attached to it in the form of a schedule, the Performance Period, the Performance Conditions and any further conditions applicable to the Award. Subject thereto, an Award Certificate shall be in such form as the Committee may determine from time to time.

2.5 No consideration for grants

No consideration shall be payable by a Participant for the grant of an Award.

2.6 Right to renounce Awards

An Eligible Employee to whom an Award is granted may, by notice in writing to the Company within 30 days after the Grant Date and, if available, accompanied by the Award Certificate, renounce in whole or in part any entitlement to his Award. In such a case, the Award shall to that extent be treated, for the purpose of the Plan, as never having been granted. No consideration shall be due from the Company for any such renunciation.

2.7 Awards non-transferable

An Award shall be personal to the Eligible Employee to whom it is granted and, subject to Rule 7.2, shall not be capable of being transferred, charged or otherwise alienated and shall lapse immediately if the Participant purports to transfer, charge or otherwise alienate the Award.

2.8 Participant's rights over Shares

For the avoidance of doubt, a Participant shall not become the beneficial owner of the Shares subject to his Share Award until the Award has Vested and until that date the Participant shall not be entitled to any voting, dividend, transfer or other rights attaching to the Shares subject to such Award.

3 SHARE CAPITAL LIMITS

3.1 Ten per cent in ten years

An Award may not be granted if the result would be that the aggregate number of Shares issued or issuable under Awards granted under the Plan or under options or other awards granted under any other employee share plan operated by a member of the Group in the preceding 10-year period would exceed 10 per cent of the Company's issued ordinary share capital at that time (adjusted for any Variations during that period).

3.2 Five per cent in ten years

An Award may not be granted if the result would be that the aggregate number of Shares issued or issuable under Awards granted under the Plan or under options or other awards granted under any other discretionary employee share plan operated by a member of the Group in the preceding 10-year period would exceed 5 per cent of the Company's issued ordinary share capital at that time (adjusted for any Variations during that period).

3.3 Clarification of limits

For the purpose of the limits contained in Rules 3.1 and 3.2, there shall be disregarded:

(a) any Shares which have been purchased on the market, or which the Committee has determined will be so purchased, in order to satisfy an award or option; and

(b) any Shares subject to an award or option which has lapsed, been renounced or otherwise become incapable of Vesting.

Any treasury Shares which are used to satisfy Awards shall be treated as issued Shares.

4 INDIVIDUAL LIMIT

An Award may not be granted to an Eligible Employee if as a result the aggregate Market Value of the Shares subject to all Awards granted to him during the same Financial Year under the Plan would:

(a) in the case of a Participant who is not a director of the Company, exceed 300 per cent of his annual rate of base salary as at the Grant Date; and

(b) in the case of a Participant who is a director of the Company, exceed 200 per cent of his annual rate of base salary as at the Grant Date.

5 PERFORMANCE CONDITIONS

5.1 Imposition of Performance Conditions

On the grant of an Award, the Committee shall impose Performance Conditions and any further conditions on Vesting which the Committee determines to be appropriate. Such conditions shall be set out in, or attached in the form of a schedule to, the Award Certificate. The Performance Conditions for the first Awards made to executive directors of the Company under the Plan shall be those set out in Schedule 1 to these Rules. The Committee may change the Performance Conditions for future Awards provided that they remain, in the view of the Committee, no less challenging and are aligned with the interests of the Company's shareholders.

5.2 Variation or waiver of Performance Conditions

If an event occurs which causes the Committee to consider that the Performance Conditions or any further conditions imposed under Rule 5.1 subject to which an Award has been granted are no longer appropriate, the Committee may vary or waive the Performance Conditions or the further conditions in such manner as, in the view of the Committee:

(a) is reasonable in the circumstances; and

(b) except in the case of waiver, produces a fairer measure of performance and is not materially less difficult to satisfy.

The Award shall then take effect subject to the Performance Conditions or the further conditions as so varied or waived.

5.3 Notification of Participants

The Company shall, as soon as reasonably practicable, notify each Participant concerned of any variation or waiver of the Performance Conditions or further conditions made by the Committee under Rule 5.2 and explain how it affects his Award.

6 VESTING

6.1 Vesting of Awards

Subject to Rules 7 and 8, an Award (or part of an Award) shall Vest on the Normal Vesting Date. The number of Shares in respect of which an Award has Vested shall be determined by the Committee as soon as practicable after the end of the Performance Period in accordance with any Performance Conditions and any further conditions imposed under Rule 5.1, in their original form or as varied from time to time. To the extent that the Award has not Vested, it shall lapse immediately.

6.2 Delivery of Shares

(a) The Participant shall become absolutely entitled to the Shares subject to a Share Award to the extent that the Share Award has Vested.

(b) Subject to any necessary consents and to compliance by the Participant with these Rules, the Company shall, as soon as reasonably practicable and in any event not later than 30 days after the Vesting Date of a Share Award, issue to the Participant, or procure the transfer to the Participant of, the number of Shares in respect of which the Share Award has Vested and shall deliver to the Participant a definitive share certificate in respect of such Shares.

(c) The Company may, at the discretion of the Committee, pay, or procure the payment to, the Participant cash or Shares with a value equivalent to the dividends payable between the Grant Date and the Vesting Date on the number of Shares in respect of which the Share Award has Vested.

6.3 Payment of cash amount

(a) The Participant shall become entitled to a cash payment equivalent to the Market Value on the Vesting Date multiplied by the number of Shares in respect of which a Phantom Award has Vested.

(b) Subject to any necessary consents and to compliance by the Participant with these Rules, the Company shall, as soon as reasonably practicable and in any event not later than 30 days after the Vesting of a Phantom Award, pay, or procure to be paid, to the Participant the amount determined under paragraph (a) above.

(c) The Company may, at the discretion of the Committee, pay, or procure the payment to, the Participant a cash amount equivalent to the dividends payable between the Grant Date and the Vesting Date on the number of Shares in respect of which the Phantom Award has Vested.

7 CESSATION OF EMPLOYMENT

7.1 General rule

Subject to the remainder of this Rule 7, an Award may Vest only while the Participant holds an office or employment within the Group and, if a Participant ceases to hold any such office or employment, any Award granted to him which has not Vested shall, subject as provided in Rules 7.2 or 7.3, lapse immediately. Except where such cessation is for one of the reasons mentioned in Rule 7.2 or 7.3, the Participant shall be deemed to cease to hold such office or employment on the date when he or his employer gives notice of such cessation.

7.2 Death

Notwithstanding Rules 6.1 and 7.1, if a Participant dies before his Award has Vested the Award shall Vest immediately. The number of Shares in respect of which the Award has Vested shall be determined by the Committee as soon as practicable in accordance with the Performance Conditions and any other conditions imposed under Rule 5.1 and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date of the Participant's death.

The Company shall issue or transfer to the Participant's legal personal representatives in accordance with Rule 6.2 the number of Shares in respect of which a Share Award has Vested.

The Company shall pay, or procure the payment of, a cash amount to the Participant's legal personal representatives in accordance with Rule 6.3 based on the number of Shares in respect of which a Phantom Award has Vested.

7.3 Injury, disability, etc

Notwithstanding Rules 6.1 and 7.1, if a Participant ceases to hold any office or employment within the Group before his Award has Vested by reason of:

(a) injury, ill health or disability;

(b) the Participant being employed by a company which ceases to be a member of the Group;

(c) the Participant being employed in an undertaking or part of an undertaking which is transferred to a person who is not a member of the Group; or

(d) any other reason at the discretion of the Committee (such discretion being applied fairly and reasonably)

the Award shall Vest on a date determined by the Committee, which shall be no earlier than the date of such cessation and no later than the Normal Vesting Date. The number of Shares in respect of which the Award has Vested shall be determined by the Committee as soon as practicable in accordance with the Performance Conditions and any other conditions imposed under Rule 5.1 and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date of such cessation.

The Company shall issue or transfer to the Participant in accordance with Rule 6.2 the number of Shares in respect of which a Share Award has Vested.

The Company shall pay, or procure the payment of, a cash amount to the Participant in accordance with Rule 6.3 based on the number of Shares in respect of which a Phantom Award has Vested.

8 CORPORATE EVENTS

8.1 Change in Control of Company

Notwithstanding Rule 6.1 but subject to Rule 8.2, if a person has obtained Control of the Company all Awards shall Vest immediately. The number of Shares in respect of which each Award has Vested shall be determined by the Committee as soon as practicable in accordance with the Performance Conditions and any other conditions imposed under Rule 5.1 and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date such Control was obtained.

The Company shall issue or transfer to the Participant in accordance with Rule 6.2 the number of Shares in respect of which a Share Award has Vested or pay, or procure the payment to, the Participant a cash amount equivalent to the Market Value on the Vesting Date multiplied by the number of Shares in respect of which the Share Award has Vested.

The Company shall pay, or procure the payment of, a cash amount to the Participant in accordance with Rule 6.3 based on the number of Shares in respect of which a Phantom Award has Vested.

8.2 Reorganisation not involving a change in Control

If:

(i) the events referred to in Rule 8.1 are part of an arrangement which will mean that the Company will be under the Control of another company;

(ii) the persons who owned Shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company; and

(iii) Participants are to be offered substitute awards which in the opinion of the Committee, are substantially equivalent, in value and in terms and conditions, to existing Awards,

then notwithstanding Rule 8.1, Awards will not Vest unless the Committee determines otherwise.

8.3 Meaning of "obtains Control of the Company"

For the purpose of this Rule 8, a person shall be deemed to have obtained Control of the Company if he and others acting in concert with him have together obtained Control of it.

8.4 Winding up of Company

Notwithstanding Rule 6.1, if notice is given of a resolution for the voluntary winding-up of the Company, all Awards shall Vest conditionally on the passing of the resolution. The number of Shares in respect of which each Award Vests conditionally shall be determined by the Committee and shall be reduced pro rata to the proportion of the Performance Period which has elapsed at the date such notice is given.

In the case of a Share Award, it shall Vest on the date when the resolution is passed. The Company shall issue to the Participant, or procure the transfer to the Participant of, the number of Shares in respect of which the Share Award has Vested, in accordance with Rule 6.2.

In the case of a Phantom Award, it shall Vest on the date when the resolution is passed. The Company shall pay to the Participant, or procure the payment to the Participant of, a cash amount based on the number of Shares in respect of which the Phantom Award has Vested, in accordance with Rule 6.3.

8.5 Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant of the occurrence of any of the events referred to in this Rule 8 and explain how this affects his Award.

9 LAPSE OF AWARD

An Award shall lapse on the earliest of:

(a) the Committee determining that the Performance Conditions or any further conditions imposed under Rule 5.1 have been satisfied neither in whole nor in part in relation to the Award and can no longer be satisfied either in whole or in part;

(b) subject to Rule 7, the Participant ceasing to hold an office or employment within the Group;

(c) the date on which it is provided that that the Award shall lapse under Rule 7 or 8;

(d) the date on which a resolution is passed or an order is made by the court for the compulsory winding up of the Company; and

(e) the date on which the Participant becomes bankrupt, enters into a compromise with his creditors generally or purports to transfer, charge or otherwise alienate the Award.

10 VARIATION OF SHARE CAPITAL

10.1 Power to adjust Award

In the event of a Variation, a demerger of the Company, the payment of a special dividend by the Company or in such other circumstances as the Committee considers appropriate, the number of Shares subject to an Award may be adjusted in such manner as the Committee shall determine to be fair and reasonable, having consulted the Company's professional advisers as appropriate.

10.2 Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant of any adjustment made under this Rule 10 and explain how this affects his Award. The Company may call in for endorsement or cancellation and re-issue any Award Certificate in order to take account of such adjustment.

11 SHARES ISSUED UNDER PLAN

11.1 Rights attaching to Shares

All Shares issued to Participants under the Plan (whether directly to the Participant or indirectly via a trustee or other intermediary) shall, as to voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, rank equally in all respects and as one class with the Shares of the same class in issue at the date of issue save as regards any rights attaching to such shares by reference to a record date prior to the date of such issue.

11.2 Availability of Shares

The Company shall at all times keep available sufficient authorised but unissued Shares to satisfy all Awards which the Committee has determined will be satisfied by the issue of Shares (whether directly to the Participant or indirectly via a trustee or other intermediary).

11.3 Application for listing and admission to trading of Shares

While Shares are listed and admitted to trading on any stock exchange, the Company shall, at its expense, make application for, and use its reasonable endeavours to obtain listing and admission to trading on such stock exchange for Shares allotted under the Plan.

12 TAX AND SOCIAL SECURITY CONTRIBUTIONS

12.1 Where, in relation to an Award granted under the Plan, a member of the Group is liable, or is in accordance with current practice believed by the Company to be liable, to account to any revenue or other authority for any sum in respect of any tax or social security liability of the Participant, the Shares subject to a Share Award which has Vested may not be issued or transferred to the Participant (as the case may be) unless the Participant has beforehand paid to the member of the Group an amount sufficient to discharge the liability. Alternatively, the Participant may, by agreement with the member of the Group, enter into some other arrangement to ensure that such amount is available to it (whether by authorising the sale of some or all of the Shares subject to his Share Award and the payment to the member of the Group of the requisite amount out of the proceeds of sale or otherwise). In the case of a Phantom Award, the member of the Group shall be entitled to deduct an amount sufficient to discharge such a liability from the payment made to the Participant under Rule 6.3.

12.2 Where, in relation to an Award granted under the Plan, a member of the Group is liable to account to any revenue or other authority for any sum in respect of its own tax or social security liability, the Committee may, if permitted under the applicable legislation or regulations, make it a condition of exercise of an Award that the Participant shall pay to the member of the Group an amount sufficient to discharge the liability. Alternatively, the Participant may, by agreement with the member of the Group, enter into some other arrangement to ensure that such amount is available to it (whether by authorising the sale of some or all of the Shares subject to his Award and the payment to the member of the Group of the requisite amount out of the proceeds of sale or otherwise). In the case of a Phantom Award, the member of the Group shall be entitled to deduct an amount sufficient to discharge such a liability from the payment made to the Participant under Rule 6.3.

13 CONTRACTUAL RIGHTS

Notwithstanding any other provision of the Plan:

(a) the Plan shall not form part of any contract of employment between any member of the Group and an Eligible Employee;

(b) unless expressly so provided in his contract of employment, an Eligible Employee has no right to be granted an Award;

(c) the benefit to an Eligible Employee of participation in the Plan (including, in particular but not by way of limitation, any Awards held by him) shall not form any part of his remuneration or count as his remuneration for the purpose of any employer's contribution to any pension or other benefit scheme operated by a member of the Group; and

(d) if an Eligible Employee ceases to hold an office or employment within the Group, he shall not be entitled to compensation for the loss of any right or benefit or prospective right or benefit under the Plan (including, in particular but not by way of

limitation, any Awards held by him which lapse by reason of his ceasing to hold an office or employment within the Group) whether by way of damages for unfair dismissal, wrongful dismissal, breach of contract or otherwise.

By accepting the grant of an Award and not renouncing it, a Participant is deemed to have agreed to the provisions of this Rule 13.

14 ADMINISTRATION

14.1 Committee responsible for administration

The Committee shall be responsible for, and shall have the conduct of, the administration of the Plan. The Committee may from time to time make or amend regulations for the administration of the Plan provided that such regulations shall not be inconsistent with these Rules.

14.2 Committee's decision final and binding

The decision of the Committee shall be final and binding in all matters relating to the administration of the Plan, including but not limited to the resolution of any dispute concerning, or any inconsistency or ambiguity in, these Rules or any document used in connection with the Plan.

14.3 Discretionary nature of Awards

All Awards shall be granted entirely at the discretion of the Committee.

14.4 Provision of information

The Participant shall provide to the Company as soon as reasonably practicable such information as the Company reasonably requests for the purpose of complying with its obligations under section 486 of ITEPA or any reporting obligations of any member of the Group to any tax or social security authority.

14.5 Shareholder communications

The Company may send to Participants copies of any notice or other document sent by the Company to its shareholders generally.

14.6 Costs

The costs of introducing and administering the Plan shall be met by the Company. The Company shall be entitled, if it wishes, to charge an appropriate part of such costs to a Subsidiary. The Company shall also be entitled, if it wishes, to charge to a Subsidiary the opportunity cost of issuing Shares under the Plan to a Participant employed by the Subsidiary.

14.7 Variation of Plan for overseas territories

The Company may establish sub-plans for overseas jurisdictions and/or make such modifications to the Plan as are necessary or expedient to take account of local tax, exchange control, securities laws or other regulations in any one or more overseas territories (a "**Modified Plan**"). The limits on the number of Shares which may be subject to Awards as set out in Rules 3 and 4 shall apply so as to limit the number of Shares

which may be made subject to Awards granted under a Modified Plan and Shares subject to Awards granted under a Modified Plan shall be included for the purpose of the limits set out in Rules 3 and 4.

15 AMENDMENT OF RULES

15.1 Power to amend Rules

Subject to Rules 15.2 and 15.3 the Board, acting on the recommendations of the Committee, may from time to time amend these Rules.

15.2 Amendments to Rules

Without the prior approval of the Company's shareholders in general meeting, an amendment may not be made to these Rules for the benefit of existing or future Participants relating to:

(a) the persons to whom an Award may be granted;

(b) the limits on the aggregate number of Shares over which Awards may be granted;

(c) the limit on the Market Value of Shares over which Awards may be granted to any one Eligible Employee;

(d) the basis for determining a Participant's entitlement to, and the terms of Shares to be acquired on the exercise of a Share Award and/or the basis for determining the Participant's entitlement to be paid a cash amount pursuant to a Phantom Award; or

(e) the adjustment of Awards on a Variation,

except for an amendment which is of a minor nature to benefit the administration of the Plan or to take account of a change of legislation or to obtain or maintain favourable tax, exchange control, securities law or regulatory treatment for Participants or any member of the Group.

15.3 Rights of existing Participants

An amendment may not adversely affect the rights of an existing Participant except where the amendment has been approved either by the Participant affected or by those existing Participants who would be adversely affected by the amendment in such manner as would be required by the Company's articles of association (with appropriate changes) if the Shares subject to those Awards which would be so adversely affected had been issued or transferred to them (so that they had become shareholders in the Company) and constituted a separate class of shares.

15.4 Notification of Participants

The Company shall, as soon as reasonably practicable, notify each Participant of any amendment to these Rules under this Rule 15 and explain how it affects his Award.

16 NOTICES

16.1 Notice by Company

Save as provided for by law any notice, document or other communication given by, or on behalf of, the Company to any person in connection with the Plan shall be deemed to have been duly given if delivered by hand or sent by e-mail or fax to him at his place of

work, if he is employed within the Group if sent by e-mail to such e-mail address as may be specified from time to time, or sent through the post in a pre-paid envelope to the postal address last known to the Company to be his address and, if so sent, shall be deemed to have been duly given on the date of posting.

16.2 Deceased Participants

Save as provided for by law any notice, document or other communication so sent to a Participant shall be deemed to have been duly given notwithstanding that such Participant is then deceased (and whether or not the Company has notice of his death) except where his personal representatives have established their title to the satisfaction of the Company and supplied to the Company an e-mail or postal address to which notices, documents and other communications are to be sent.

16.3 Notice to Company

Save as provided for by law any notice, document or other communication given to the Company in connection with the Plan shall be delivered by hand or sent by e-mail, fax or post to the Company Secretary at the Company's registered office or such other e-mail or postal address as may from time to time be notified to Participants but shall not in any event be duly given unless it is actually received at the registered office or such e-mail or postal address.

17 GOVERNING LAW AND JURISDICTION

17.1 Plan governed by English laws

The formation, existence, construction, performance, validity and all aspects whatsoever of the Plan, any term of the Plan and any Award granted under it shall be governed by English law.

17.2 English courts to have jurisdiction

The English courts shall have jurisdiction to settle any dispute which may arise out of, or in connection with, the Plan.

17.3 Participant deemed to submit to such jurisdiction

By accepting the grant of an Award and not renouncing it, a Participant is deemed to have agreed to submit to such jurisdiction.

18 TERMINATION

The Plan shall terminate 10 years after the Adoption Date or on such earlier date as the Board shall determine. Following the termination of the Plan, no further Awards shall be granted pursuant to Rule 2 but the subsisting rights and obligations of Participants will not thereby be affected.

Schedule 1: Performance Conditions

1. The proportion of the Shares subject to an Award which Vests shall be determined by the TSR performance of the Company, as set out in paragraphs 3 to 6 below, and the EPS performance of the Company, as set out in paragraphs 7 to 10 below.

2. The Committee may modify the requirements of these performance conditions at its discretion as permitted in the Rules of the Plan.

TSR performance condition

3. Up to 50% of the Shares subject to an Award shall Vest according to this TSR performance condition. The extent to which this part of the Award Vests shall be determined by reference to the ranking of the Company's TSR during the Performance Period in comparison with the following two Peer Groups calculated in equal proportions

   a) The Peer Group of companies comprising the FTSE 100 index at the start of the Performance Period; and

   b) The Peer Group of 12 companies in the same sector set out in the table.

1	Barratt Developments	7.	Marshalls
2.	Bellway	8	Persimmon
3.	Berkeley Group	9	Redrow
4.	Bovis Homes Group	10.	SIG
5.	Galliford Try	11.	Travis Perkins
6.	Kier Group	12.	Wolseley

The Committee may make adjustments to the Peer Groups where necessary to take account of mergers, acquisitions, demergers or a company ceasing to trade provided that, as a result, this TSR performance condition will, in the opinion of the Committee, be neither materially easier nor more difficult to achieve.

4. TSR for each company in the Peer Group shall be calculated on such basis as the Committee, acting reasonably, may specify from time to time, provided that as far as practicable the same method of calculation shall, so far as is practicable, be used for every company in the Peer Group and that the share prices at the beginning and end of the Performance Period shall be averaged over a period of not less than 30 days.

5. The Committee shall request an independent firm of consultants to carry out the calculation of TSR for each company in the Peer Groups.

6. The extent of Vesting shall be determined in accordance with the following table.

Average Position of the Company in both Peer Groups	Percentage of this portion of the Award which Vests
Below Median	0%
Median	25%
Between Median and Upper Quartile	Between 25% and 100% calculated on a pro rata basis
Upper Quartile or higher	100%

EPS performance condition

7. Up to 50% of the Shares subject to an Award shall Vest according to the Company's earnings per share ("EPS") performance. The extent to which this part of the Award Vests shall be determined by reference to the growth in the Company's EPS during the Performance Period in comparison with the increase in the Retail Prices Index ("RPI"), in accordance with the following table.

Company's annualised EPS growth in excess of annualised RPI increase	Percentage of this portion of the Award which Vests
Less than 3 percentage points	0%
3 percentage points	25%
Between 3 and 8 percentage points	Between 25% and 100% calculated on a pro rata basis
8 percentage points or more	100%

8. The growth in the Company's EPS shall be calculated by reference to the EPS of the financial year immediately preceding the start of the Performance Period and the EPS of the last financial year of the Performance Period.

9. The increase in the RPI shall be calculated by reference to the figure published for the last calendar month of the financial year immediately preceding the start of the Performance Period and the figure published for the last calendar month of the last financial year of the Performance Period.

10. Should the Committee consider it appropriate, following any change in the Company's accounting policy, accounting period or method of calculating EPS, it may make such adjustments as, in the view of the Committee, are necessary to put the calculations of EPS for the relevant accounting periods on a broadly comparable basis.

THE COMPANIES ACTS 1985 & 2006

Public Company Limited By Shares

Resolutions

of

TAYLOR WIMPEY plc

Passed 17 April 2008

At the Annual General Meeting of the Company, duly convened and held on 17 April 2008, the following resolutions, which constituted special business at the meeting, were duly passed by the Company:

ORDINARY RESOLUTION

11. "That the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act) up to but not exceeding a maximum aggregate nominal amount of £87,963,850 during the period commencing on the date of passing this Resolution and expiring at the conclusion of the Annual General Meeting of the Company in 2009 save that the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Board may allot relevant securities in pursuance of such offers or agreements as if the authority conferred by this Resolution had not expired."

SPECIAL RESOLUTIONS

12. "That subject to the passing of Resolution 11, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985 as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited:

    (i) to the allotment of equity securities in connection with a rights issue, open offer or any other preemptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (ii) to the allotment (otherwise than pursuant to subparagraph (i) above) of equity securities up to an aggregate nominal amount of £14,478,725;

and shall expire at the conclusion of the Annual General Meeting of the Company in 2009, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Board may allot equity securities in pursuance of such offers and agreements as if the power conferred by this Resolution had not expired."

13. "That the Company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each of the Company ('ordinary shares'), provided that:

    (i) the maximum number of ordinary shares hereby authorised to be purchased shall be 115,829,900;

    (ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

    (iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

    (iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the Company in 2009 and 16 October 2009 unless such authority is renewed prior to such time save that the Company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this Resolution had not expired."

ORDINARY RESOLUTIONS

16. "That the Directors be and are hereby authorised to adopt the Taylor Wimpey Performance Share Plan (the 'TW Performance Share Plan') the main features of which are summarised in Appendix 1 on page 108 and in the form of the rules produced to the meeting and initialled by the Chairman for the purpose of identification and to do all things that they may consider necessary or expedient to implement or give effect to the same and to adopt further plans based on the TW Performance Share Plan but modified to take account of local tax, exchange control, securities law or regulations in overseas territories, provided that such further plans shall count against any limits on individual or overall participation under the TW Performance Share Plan."

17. "That the Directors be and are hereby authorised to adopt the Taylor Wimpey Share Option Plan (the 'TW Share Option Plan') in the form of the rules produced to the meeting and initialled by the Chairman for the purpose of identification; and to do all things that they may consider necessary or expedient to implement or give effect to the same including obtaining approval from HM Revenue & Customs for the approved schedule to the TW Share Option Plan and to adopt further plans based on the TW Share Option Plan but modified to take account of local tax, exchange control, securities law or regulations in overseas territories, provided that such further plans shall count against any limits on individual or overall participation under the TW Share Option Plan."

SPECIAL RESOLUTION

18. "That the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association."

Dated: 17 April 2008

J. J. Jordan
Group Company Secretary & General Counsel

51

(3 of 3)

Taylor Wimpey plc SHAREHOLDER ATTENDANCE CARD

TaylorWimpey plc

Taylor Wimpey plc Annual General Meeting

To be held at the Royal College of Physicians, 11 St Andrews Place, Regent's Park, London NW1 4LE on 17 April 2008 at 11:00 am. If it is your intention to attend the meeting in person please bring this card with you and hand it in at the shareholder reception desk on arrival. This will help us to register your attendance without delay. Registration will be available from 9:30 am. Please try and arrive by 10:30 am to allow time for registration. For the safety and comfort of those attending the meeting, large bags, cameras, recording equipment and similar items will not be allowed into the building.

You may submit your proxy electronically at www.taylorwimpey.com. You will need your Investor Code below.

46425/1/006733
MR RICHARD IAN MORBEY
+ MR MICHAEL ANDREW LONNON
+ MR KEVIN PAUL WILLIAM FLETCHER
2 PRINCES WAY
SOLIHULL
WEST MIDLANDS
B91 3ES

Signature of person attending

Notes

Form of Proxy

Every member of the Company has a right to appoint some other person(s) of their choice to exercise all or any of his/her rights to attend, speak and vote on their behalf at the meeting. If you cannot attend the meeting but still wish to vote, you may do so by appointing a proxy or proxies to attend and vote instead of you by completing and returning the Form of Proxy below in accordance with these Notes.

1. A proxy need not be a member of the Company. You can also appoint more than one proxy provided each proxy is appointed to exercise the rights attached to a different share or shares held by you. The following options are available:
   (a) To appoint the Chairman as your sole proxy in respect of all your shares, simply fill in any voting instructions in the appropriate box and sign and date the Form of Proxy.
   (b) To appoint a person other than the Chairman as your sole proxy in respect of all your shares, delete the words 'the Chairman of the meeting or' and insert the name of your proxy in the space provided. Then fill in any voting instructions in the appropriate box and sign and date the Form of Proxy.
   (c) To appoint more than one proxy, please sign and date the Form of Proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write 'the Chairman of the meeting'.
2. Unless otherwise indicated the proxy will vote as he thinks fit or, at his discretion, abstain from voting.

Investor Code 00000273318

(continued overleaf)

Taylor Wimpey plc Annual General Meeting FORM OF PROXY

TaylorWimpey plc

MR RICHARD IAN MORBEY
+ MR MICHAEL ANDREW LONNON
+ MR KEVIN PAUL WILLIAM FLETCHER

00000273318

TAYWA82348

I/We the undersigned being (a) shareholder(s) of Taylor Wimpey plc hereby appoint the Chairman of the meeting or (see Note 1 above)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 17 April 2008 at 11:00 am and at any adjournment thereof. Please see notes above. I have indicated with a 'X' how I/we wish my/our votes to be cast on the following resolution(s).

Please mark this box ☐ if you attach a schedule of multiple proxies to this Form of Proxy (see note 1(c) above).

Resolutions

Please mark 'X' to indicate how you wish to vote.

	Resolution	For	Against	Vote Withheld
	Ordinary Business			
1	To Receive the Directors' Report and Accounts			
2	To Approve a Dividend			
3	To Elect Peter Redfern			
4	To Elect Baroness Dean of Thornton-le-Fylde			
5	To Elect Anthony Reading			
6	To Elect Ian Sutcliffe			
7	To Elect David Williams			
8	To Re-elect Peter Johnson			
9	To Re-elect Andrew Dougal			
10	To Re-appoint Deloitte & Touche LLP as Auditors			
11	To Give the Directors Authority to Allot Shares			
12	To Dis-apply Pre-Emption Rights			
13	To Empower the Company to Make Market Purchases of its Shares			
	Special Business			
14	To Approve the Directors' Remuneration Report			
15	To Authorise Political Expenditure			
16	To Adopt the Taylor Wimpey Performance Share Plan			
17	To Adopt the Taylor Wimpey Share Option Plan			
18	To Amend the Articles of Association			

This card should not be used for any comments, change of address or other queries. Please send separate instruction.

Signature

Date

Notes continued

3. The Form of Proxy overleaf must arrive at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU during usual business hours accompanied by any power of attorney under which it is executed (if applicable) no later than 11.00 am on 15 April 2008.

4. A corporation must execute the Form of Proxy under either its common seal or the hand of a duly authorised officer or attorney stating their capacity (e.g. director, secretary).

5. The Form of Proxy is for use in respect of the shareholder account specified overleaf only and should not be amended or submitted in respect of a different account.

6. The 'Vote Withheld' option is to enable you to abstain on any particular resolution. Such a vote is not a vote in law and will not be counted in the votes 'For' and 'Against' a resolution.

7. Shares held in uncertificated form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual. Shareholders wishing to vote online should visit www.taylorwimpey.com and follow the instructions.

8. If you prefer, you may return the proxy form in an envelope to FREEPOST RLYX-GZTU-KRRG, Capita Registrars, Shareholder Administration Support, 34 Beckenham Road, Beckenham, Kent BR3 9ZA

9. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

10. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast at that meeting will be determined by reference to the Register of Members of the Company at 6pm 48 hours before the meeting (or adjourned meeting). Changes to the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.


ENTRANCE TO COLLEGE
RECEPTION VIA
REGENT'S PARK
OUTER CIRCLE
ROYAL COLLEGE
OF PHYSICIANS
AGM VENUE
ALBANY STREET
LONGFORD
STREET
OSNABURGH STREET
ST ANDREWS PLACE
OUTER CIRCLE
PARK SQ WEST
PARK SQ EAST
EUSTON ROAD
MARYLEBONE ROAD
REGENT'S PARK
PARK CRESCENT
GREAT PORTLAND STREET
CLEVELAND STREET
BOLSOVER ST
P
P

Location map for the Taylor Wimpey Annual General Meeting to be held at 11:00 am on 17 April 2008

BUSINESS REPLY SERVICE
LICENCE NO. MB 122

Do not affix Postage Stamps if posted in Gt. Britain, Channel Islands, N. Ireland or the Isle of Man.

1

CAPITA REGISTRARS
PROXY DEPARTMENT
P.O. BOX 25
34 BECKENHAM ROAD
BECKENHAM
KENT
BR3 4BR

taylorwimpey plc

6 March 2008

Taylor Wimpey plc
Preliminary Results for the year ended 31 December 2007

14% growth in pro forma* pre-exceptional profits from UK housing to £608.5m North America business well positioned for difficult market conditions

Operational Highlights

- Successful and rapid integration to create the new Taylor Wimpey Group
- Strong growth in pro forma* UK operating margins to 15.2% from 12.8%, ahead of target
- Actions in place to achieve full synergy targets with further progress expected
- North American unsold inventory reduced by 29% in second half of 2007

Pro Forma* Reporting Highlights

- Total Group completions 27,642 (2006: 31,128)
- Group revenue £5,887.5m (2006: £6,719.5m)
- Group pre-exceptional profit before tax £535.6m (2006: £776.5m)

* Pro forma numbers represent unaudited aggregated full year financial information for the underlying Taylor Woodrow plc and George Wimpey Plc businesses prior to the impact of accounting policy changes and fair value adjustments.

Statutory Reporting Summary

- After the impact of exceptional items, particularly land and work in progress write downs in the US, loss before tax was £19.5m (2006: profit before tax of £405.6m)
- Pre-exceptional EPS of 30.8p (2006: 50.5p) and post-exceptional loss per share of 24.2p (2006: earnings per share of 50.5p)
- Year end gearing 38.2% (2006: 18.6%) following £250m share buyback
- Full year dividend per share increased by 6.8% to 15.75p
- Equity shareholders' funds per share 352.3p (2006: 364.7p)

Commenting on the results, Norman Askew, Chairman, said:
"The 2007 merger of Taylor Woodrow plc and George Wimpey Plc has already realised significant benefits. It has changed the face of, and the opportunities for, the business. The benefits of the merger are as valid today as they were in July. This is especially true in the difficult market conditions that we currently face.

"The rapid progress we have made in delivering an integrated Taylor Wimpey and the confidence we have in the business is underlined by the proposed 6.8% increase in the total dividend for the year."

Pete Redfern, Group Chief Executive, said:
"We have delivered a strong margin improvement in the UK Housing business during 2007, substantially exceeding our target of 14%. We continue to anticipate a more difficult trading environment in the UK during 2008. However, we have actively positioned the business for more challenging conditions and are well placed for the future with a strengthened land bank, excellent momentum and a robust financial position.

"In North America, following the merger, we are better positioned to navigate the ongoing challenges. In the short term, our strategy remains to focus on realising cash from existing sites, reducing the cost base, and maintaining a steady sales pace. Whilst it remains too early to make significant land purchases, we are well placed to take advantage of any high quality land acquisition opportunities that arise as a result of the prolonged market weakness."

-ends-

A presentation to analysts will be made at 09.00 hrs on 6 March 2008. This presentation will be broadcast live on taylorwimpey.com.

For further information please contact:
Pete Redfern, Group Chief Executive
Peter Johnson, Group Finance Director
Jonathan Drake, Investor Relations
Taylor Wimpey plc
Tel: +44 (0) 7816 517 039 on 6 March
Tel: +44 (0) 20 7355 8109 thereafter

James Murgatroyd
Faeth Birch

Finsbury
Tel: +44 (0) 20 7251 3801

Group Strategy Summary

Taylor Wimpey's primary financial objective is to deliver market leading returns from both the UK and from our selected markets in North America.

Following the successful completion of the largest ever merger in the UK housebuilding industry, we are making excellent progress in the delivery of the anticipated business benefits:

- Operating margin growth in the UK
- Economies of scale in the UK
- A stronger business in North America
- Material annual synergies

Despite currently challenging market conditions, we believe that in the medium term we can produce excellent returns from our core markets.

Our focus is to continue to deliver synergies and cost savings, whilst positioning the business cautiously for tougher trading conditions. This will involve measures to improve both cost efficiency to maintain margins and working capital efficiency to reduce risk and improve returns.

Basis of Reporting

The results set out in the commentary below for both 2007 and 2006 are based on pro forma financial information and are before exceptional items unless otherwise stated.

Pro forma numbers represent aggregated full year financial information for the underlying Taylor Woodrow plc and George Wimpey Plc businesses prepared on the basis set out in the Additional Pro Forma Unaudited Financial Information at the end of this announcement. The financial statements included within this announcement and the associated notes are prepared on the statutory accounting basis, which includes the results of the legacy George Wimpey business from 3 July 2007.

UK Housing

Strategy and integration

We have already made excellent progress on improving our UK Housing margin. We have achieved margin growth of 2.4 percentage points to 15.2%, exceeding the 14 per cent operating margin target set for the combined UK business for 2007 at our Interim Results in July. The key drivers of this margin improvement are changes in land strategy, a focus on reducing costs and the impact of an improved sales strategy.

The business has a strong land base, with a good mix of both short term and long term land. Over the last six months, we have reviewed the combined land bank in detail, and sold a number of sites that did not meet our ongoing requirements. These sales include sites where the two businesses had duplicate holdings, or where the nature of the site did not meet our ongoing strategy.

We have also focused on our outlet opening programme, key to driving sales volumes without damaging pricing. We are extremely pleased that we have achieved our stretch target of 500 active outlets at the year end, including over 100 new outlets which were opened in the fourth quarter of 2007.

Synergy savings as a result of the merger will result in lower overhead costs per home sold, and we also have significant opportunities to reduce build costs over time. Our work comparing standard housetypes from the two historic product ranges suggests that savings of as much as £8,000 per home could be achievable. The first of these savings will start to come through in 2008.

Prior to the merger, George Wimpey had announced a target of £25 million of build cost savings to be achieved in 2007. This target, which is in addition to the synergy savings outlined above, has been exceeded during the year.

We have successfully implemented a revised sales strategy to complement our focus on margin improvement rather than driving volume. As a result, we have been able to manage sales incentives tightly during the more subdued market conditions of the second half of 2007.

We continue to make excellent progress on our internal integration targets. The UK management team and their direct reports were in place on the date of completion of the merger and the majority of head office staff are now based at our office in High Wycombe.

The four regional offices identified for closure at the time of the merger have now been closed, with the responsibility for all of their sites transferred to neighbouring regions. Following the merger, we are now operating through 34 regions across the UK, with a further 5 satellite regions providing additional geographic coverage.

Wherever possible we sought to redeploy staff following the merger. However, a total of 593 roles will be removed from the business due to duplication. 323 roles were removed by the end of 2007.

We have been able to accelerate our progress on achieving synergies in both build and overhead costs. Against an overall target exit rate of £70 million for the UK by the end of 2009, we have already identified specific savings in excess of this, and expect around £50 million of synergies to flow through in 2008.

Financial review

	2007	2006
Completions	20,690	21,910
Average Selling Price	£188k	£186k
Revenue	£3,998.8m	£4,150.4m
Profit before exceptional items, interest and tax	£608.5m	£533.0m
Operating margin	15.2%	12.8%
Average outlets	471	461
Order book as a percentage of revenue	26%	31%
Owned and controlled plots with planning or resolution to grant	86,155	84,959

UK housing revenue stood at £3,998.8 million (2006: £4,150.4 million), primarily driven by the decrease in completions.

Profit before exceptional items, interest and tax was £608.5 million, an increase of 14.2% against the previous year (2006: £533.0 million), reflecting the significant improvement in the

operating margin.

The operating margin for 2007 was 15.2% (2006: 12.8%).

Sales, completions and pricing

Whilst sales and cancellation rates were steady year on year for the first half of 2007, second half sales levels were around 15% lower than the equivalent period of 2006. Cancellation rates in the second half of 2007 were running above 30%, compared to a long run average of around 20%. This reflected the more subdued market conditions being experienced across the UK, particularly in the fourth quarter of 2007. We completed 20,690 homes in 2007 (2006: 21,910).

The average selling price of our homes in 2007 was £188,000 (2006: £186,000). The average selling price of a private home was £203,000 (2006: £197,000), whilst the average selling price of an affordable home was £106,000 (2006: £98,000).

The estimated underlying cost inflation of labour and materials has been running at around 3% per annum during 2007. The initiatives underway as a result of the merger are expected to more than offset inflationary increases.

Our year end order book stood at £1,064 million (2006: £1,316 million).
As at the end of February 2008, our order book had increased to £1,335 million (February 2007: £1,668 million).

Product range and branding

Following the merger, we are operating with two core brands in the UK, Bryant Homes and George Wimpey. We have identified a number of ways to differentiate our brands to offer customers more choice on our sites, whilst retaining a shared set of 'core values'. Some of these differentiating factors, such as the range of optional extras that can be purchased, are already being rolled out. Other factors, such as changes to the design of the housetype portfolio, will take time to come into effect.

In addition, we are continuing to develop the G2 brand, with a product and price range specifically targeted at first time buyers. We built our second G2 development during 2007 and 70 per cent of the homes were sold within one day.

We offer a wide range of products from apartments to five-bedroom houses, with prices ranging from under £100,000 to over £500,000. During 2007, the majority of our homes were priced within a range from £100,000 to £200,000.

Quality and customers

We remain committed to delivering high quality homes for all of our customers. Our key performance indicator for customer satisfaction during 2007 was the percentage of customers who would recommend us. Both Bryant Homes and George Wimpey scored 87%, although different methodologies had been used by the legacy businesses. Going forward, we will be using a new measurement system administered by the National House-Building Council.

We have once again been very successful in the NHBC Pride in the Job Awards, looking at build quality, with our UK site managers winning 65 Quality Awards, 20 Seals of Excellence and 4 Regional Awards.

Landbank

Combining Taylor Woodrow's strong strategic landbank and George Wimpey's short term land has delivered a well balanced portfolio that puts Taylor Wimpey in an excellent position for future home completions. At the year end all plots required for forecast 2008 completions had detailed planning consents in place and 90 per cent of forecast completions were on sites which were already actively selling.

We have undertaken a number of land sales in the second half of 2007, following our review of the combined landbank. For the year as a whole, land sales have generated £163 million of revenue (2006: £227 million) and contributed an operating profit of £38.7 million (2006: £42.8 million).

As part of the review of the landbank, we have also reviewed in detail our disclosure, and as a result, have provided more information on the structure of the landbank. This includes both the actual stage of planning and a greater breakdown of the way in which the land is held.

Plots	2007				2006
	Owned	Controlled	Pipeline	Total	Total
Detailed planning	42,459	2,435	267	45,161	47,925
Outline planning	26,148	5,123	881	32,152	27,130
Resolution to grant	4,109	5,881	3,756	13,746	15,996
Sub total	72,716	13,439	4,904	91,059	91,051
Allocated strategic	3,717	8,477	301	12,495	11,734
Non allocated strategic	25,514	64,347	536	90,397	92,171
Total	101,947	86,263	5,741	193,951	194,956

Our UK short term landbank, representing owned or controlled land with planning, or a resolution to grant planning stood at 86,155 plots at 31 December 2007 (2006: 84,959 plots). The average cost of plots acquired during the year was £47,100 (2006: £47,200).

As a result of the strength of our landbank, and given an uncertain UK market, we have been able to be increasingly selective in our land purchasing since the start of October 2007 and we expect to continue with this policy into 2008.

North America Housing

Strategy and integration

Our markets in North America benefit from significant inward migration and job growth and our long term strategy remains to grow the business. However, current conditions in the US require us to focus in the short to medium term on cost reductions and cash management, whilst preserving the value inherent in our long term land positions.

We are closely monitoring sales rates at each of our sites, actively adjusting our pricing and incentive packages to ensure that we remain competitive in local markets. Where we have high quality land holdings in areas of current market weakness we are opting to postpone production in order to preserve longer term value.

Both the legacy Taylor Woodrow and Morrison Homes businesses had already achieved significant build cost and overhead cost reductions prior to the merger in response to the slowdown in 2006. As this has continued through 2007 we have increased our savings in

these areas through renegotiation with suppliers and rationalisation of our operations.

We are not currently approving further new land acquisitions in the US and we are exercising our right to exit option deals where the price is no longer attractive. We are also reducing the amount of cash invested in work in progress through a number of initiatives to lower the level of inventory homes in our operations.

These short term actions will both maintain the underlying value of the business and put us in the best position to reinvest in new sites as value becomes available.

The merger provides the North American business with:
• Strong geographical overlap, with critical mass in more of its markets;
• A broader product offering;• Synergy savings; and
• Combined homebuilder/land developer business model

We are now operating as a combined business, with 4 regions and a total of 13 divisions. All of the personnel decisions were taken by 31 July 2007, with all property moves completed by 30 September 2007. An implementation programme for a common integrated suite of business systems is underway and is expected to be complete by early 2009.

We remain on target to deliver merger related cost savings at an exit rate of £20 million by the end of 2009, in addition to the market related savings outlined above. The majority of these savings are expected to impact on 2008.

Financial Review

	2007	2006
Completions	6,740	8,839
Average Selling Price	£175,000	£202,000
Revenue	£1,215.0m	£1,926.4m
Profit before exceptional items, interest and tax	£62.4m	£336.8m
Operating margin	5.1%	17.5%
Average outlets	242	218
Order book as a percentage of revenue	43%	28%
Owned and controlled plots	40,603	50,090

North America housing revenue stood at £1,215.0 million (2006: £1,926.4 million), reflecting the ongoing weakness in market conditions in the US. Profit before exceptional items, interest and tax was £62.4 million (2006: £336.8 million). The operating margin for 2007 was 5.1% (2006: 17.5%).

Due to the ongoing weakness in market conditions experienced during the year we have conducted regular reviews of the carrying value of our land holdings. As a result of these reviews, we have taken land and work in progress write downs totalling £283.4 million on a statutory reported basis during 2007.

Sales, completions and pricing

The combined business operated with an average of 242 outlets during 2007 (2006: 218). Total home completions were 6,740 (2006: 8,839) and we completed 966 lots (2006: 2,640).

Sales rates for North America as a whole in the second half of 2007 were below those achieved in the first half. Cancellation rates were 28% for the second half.

The average selling price of our North American homes in 2007 was £175,000 (2006: £202,000), reflecting the weaker market conditions and also a shift in sales away from higher priced products in Florida and California.

Our year end order book was £529 million (2006: £549 million).

Product range

We offer a wide range of homes to our customers in North America, ranging from entry level to luxury homes. Our product range includes high rise apartments, single family homes, townhomes and full service country club properties. At present our only upcoming high rise projects are in the Canadian market.

Our US homebuilding operations are now trading under the Taylor Morrison brand, with land development branded Taylor Woodrow Communities, whilst our Canadian business continues to operate as Monarch.

Quality and customers

Quality is a key focus for all of our operations and we are particularly proud of our Canadian business, which was rated as the number one in Ottawa in the JD Power & Associates customer satisfaction survey for 2007. Similar to our UK business, our key performance indicator for customer satisfaction was the percentage of customers who would recommend us. Both legacy businesses recorded scores exceeding 80% during 2007, although different survey methodologies had been used. Going forward, we will be using a new measurement system administered by an independent third party organisation.

We are running a series of best practice conferences to learn from the customer care experience of our legacy businesses. This consultation process will inform the development of core practices and guidelines.

Landbank

We remain extremely cautious with regard to land purchases in the US, although we have continued to invest in land for our Canadian operations and renegotiate existing terms on option contracts in Florida, California, and Arizona.

At the year end, we had an owned and controlled landbank of 40,603 plots (2006: 50,090 plots).

Net operating assets in the US stood at £574.3 million at 31 December 2007 (2006: £925.5 million).

Spain & Gibraltar Housing

Strategy

We deliver high quality homes in popular locations in Spain that appeal to both foreign and Spanish buyers. In Gibraltar, we service the luxury apartment market, selling off plan well in advance of construction.

Performance

We completed a total of 212 homes in 2007 (2006: 379) at an average selling price of £279,000 (2006: £205,000).

Profit before exceptional items, interest and tax of £7.9 million, was below the £26.4 million achieved in 2006 as a result of weaker market conditions and a one-off land sale in the Malaga area undertaken during 2006.

We achieved an operating margin of 12.3 per cent (2006: 28.7 per cent).

The landbank has remained at similar levels to last year as we have become increasingly cautious in our approach to land purchases. Our year end order book stood at £83 million (2006: £100 million).

We have undertaken a review of the carrying value of our landbank in Spain, which has resulted in an inventory provision of £6.3 million (2006: £nil).

Construction

Strategy

We provide construction and facilities management services to high growth industry sectors throughout the UK and for key customers in selected overseas markets.

Performance

Revenue increased by 10.7 per cent in 2007 to £609.3 million (2006: £550.6million), delivering a profit before interest and tax of £2.0 million (2006: £8.1 million). This fall is primarily due to losses on a small number of road construction contracts in Ghana. We have no further similar contracts. The UK business delivered a strong performance, recording an operating profit of £16.3 million (2006: £5.3 million).

The year end order book was £1.19 billion (2006: £1.17 billion), reflecting a steady flow of contract awards in our chosen sectors. In particular, our facilities management operations have secured a number of new contracts from blue chip customers.

Pro Forma Financial Summary

Group revenue fell by 12.4 per cent to £5,887.5 million (2006: £6,719.5 million). Group completions fell by 11.2 per cent to 27,642 (2006: 31,128) reflecting the continued poor trading conditions in the US.

Group profit before tax and exceptional items amounted to £535.6 million for the year to 31 December 2007 (2006: £776.5 million).

Statutory Reported Financial Summary

Group profit before tax and exceptional items amounted to £360.2 million for the year to 31 December 2007 (2006: £405.6 million). The UK housing business performed well in 2007, delivering an operating margin of 13.7% after the impact of fair value adjustments and accounting policy alignment. However, continuing material weakness in the Group's US and Spanish markets has resulted in land and work in progress write downs of £289.7 million. Other exceptional items of £90.0 million relate to restructuring costs and the write off of the Morrison Homes and Laing brands.

As disclosed in the 2007 interim results we had provided £15.5 million during the first half of 2007 against a potential liability arising from a legal case in Florida. During the second half of the year the case was settled at £5.2 million and the remaining provision has been released.

The Group has returned a loss before tax of £19.5 million (2006 profit before tax: £405.6 million) after charging net finance costs of £112.1 million (2006: £64.2 million). The tax charge was £177.2 million (2006: £115.0 million), bringing the loss for the year to £196.7 million (2006 profit for the year: £290.6 million).

The pre-exceptional Group tax rate for 2007 was 29.7%. In addition, there has been a significant exceptional tax charge of £70.2 million, principally being the write-off of deferred tax assets due to the weakening of the US markets in the second half of the year.

In total, the Group has unrecognised potential deferred tax assets in the US of £189.4 million as at 31 December 2007 primarily due to the reduced opportunities in the US to utilise inventory provisions in the near future against taxable income.

Net assets total £3.7 billion (2006: £2.1 billion), with net tangible assets amounting to £2.9 billion (£1.7 billion). Shareholders' funds per share totalled 352.3 pence (2006: 364.7 pence). Tangible net worth per share stood at 274.3 pence.

Year end gearing stood at 38.2 per cent (2006: 18.6 per cent). Undrawn committed facilities stood at £1,193 million at the year end (2006: £630 million).

Share buyback and dividend

In July we set out the conclusions of our review of capital requirements and balance sheet targets, including the plan to return £750 million of capital to shareholders through a share buyback programme. £250 million of this programme was carried out in during 2007. The purpose of the review was to ensure that our requirements for growth are balanced by a suitable and efficient capital structure. We remain committed to maintaining year end adjusted gearing within a range of 40% to 60% and interest cover between five and seven times in normal market conditions.

However given the uncertainty in the UK housing market, the Board has decided to suspend the buy back programme temporarily until conditions improve. In order to maintain flexibility we will be seeking the usual authority at the forthcoming Annual General Meeting on 17 April 2008 to purchase up to 10% of our shares.

A 5% increase in the final dividend to 10.25 pence is being proposed, reflecting our continuing confidence in the future of the Group. If approved, this will bring full year dividends to 15.75 pence per share (2006: 14.75 pence).

Group Outlook

The Group is well placed following the merger to benefit from a strengthened landbank, operational efficiencies, ongoing cost savings programmes and a strong financial position. We have continued to identify additional areas for further savings and efficiencies.

In the UK, although sales and cancellation rates have improved in the early part of 2008, they remain weaker than seasonal norms. Our order book at the end of February 2008 is £1.3 billion with a greater than historical weighting towards affordable homes. We anticipate that the current subdued conditions will continue, with interest rates and mortgage availability being key determinants of customer confidence. Our focus is on preserving value through maintaining a steady, but reduced, sales rate and controlling land and work in progress spend tightly. We anticipate that these actions will result in significant cash generation, particularly in the second half of 2008.

In North America, we do not expect market conditions in the US to improve significantly during 2008. In the short term, our strategy remains to focus on managing out existing sites and reducing the cost base. We are well placed to take advantage of land acquisition opportunities as they arise in the future.

Shareholder Information

The Company's 2008 Annual General Meeting will be held at 11:00am on Thursday 17 April 2008 at the Royal College of Physicians, 11 St Andrews Place, Regent's Park, London NW1 4LE.

Subject to confirmation at the Annual General Meeting, the 2007 final dividend of 10.25 pence per share will be paid on Tuesday 1 July 2008 to shareholders on the register of members at the close of business on Friday 23 May 2008.

Shareholders are again being offered the opportunity to re-invest some or all of their dividend under the Dividend Re-Investment Plan, details of which will be contained in the Shareholder Information section of the 2007 Annual Report and Accounts, which will be posted to shareholders on Friday 14 March 2008.

The latest date for receipt of the Dividend Re-Investment Plan mandate forms for the 2007 final dividend is Monday 2 June, 2008. The latest date for receipt of notices of withdrawal from the Plan for the 2007 final dividend is Monday 16 June, 2008.

Copies of the Report and Accounts 2007 will also be available from Friday 14 March on the Company's website taylorwimpey.com and from the registered office at 80 New Bond Street, London, W1S 1SB.

Taylor Wimpey plc
Consolidated Income Statement
For the year to 31 December 2007

Continuing Operations	Note	Before exceptional items 2007 £m	Exceptional items* 2007 £m	Total 2007 £m	2006 £m
Revenue	1	**4,714.3**	**-**	**4,714.3**	3,572.1
Cost of sales		**(3,975.9)**	**(289.7)**	**(4,265.6)**	(2,933.4)
Gross profit		**738.4**	**(289.7)**	**448.7**	638.7
Net operating expenses	2	**(289.5)**	**(90.0)**	**(379.5)**	(191.0)
Share of results of joint ventures		**23.4**	**-**	**23.4**	22.1
Profit on ordinary activities before finance costs and amortisation of brands		**476.0**	**(349.7)**	**126.3**	469.8
Amortisation of brands		**(3.7)**	**(30.0)**	**(33.7)**	-
Profit on ordinary activities before finance costs		**472.3**	**(379.7)**	**92.6**	469.8
Interest receivable		**9.7**	**-**	**9.7**	9.1
Finance costs	3	**(121.8)**	**-**	**(121.8)**	(73.3)
(Loss)/profit on ordinary activities before taxation		**360.2**	**(379.7)**	**(19.5)**	405.6
Taxation	4	**(107.0)**	**(70.2)**	**(177.2)**	(115.0)
(Loss)/profit for the year		**253.2**	**(449.9)**	**(196.7)**	290.6
Attributable to:					
Equity holders of the parent				**(197.9)**	289.5
Minority interest				**1.2**	1.1
				(196.7)	290.6
Proposed/paid dividends per ordinary share					
Interim	5			**5.5p**	5.0p
Final	5			**10.25p**	9.75p
(Loss)/earnings per ordinary share – basic	6			**(24.2p)**	50.5p
(Loss)/earnings per ordinary share – diluted	6			**(24.2p)**	50.1p

* The current period items relate to restructuring costs, brand impairments and land and work in progress write-downs (note 2). There were no exceptional items in 2006.

Taylor Wimpey plc
Consolidated Statement of Recognised Income and Expense
For the year to 31 December 2007

	2007 £m	2006 £m
Exchange differences on translation of foreign operations	**21.7**	(49.0)
Actuarial gains/(losses) on defined benefit pension schemes	**91.3**	(1.6)
Surplus on revaluation	**-**	1.0
Tax on items taken directly to equity	**(28.5)**	0.5
Net income/(expense) recognised directly in equity	**84.5**	(49.1)
(Loss)/profit for the year	**(196.7)**	290.6
Total recognised (expense)/income for the year	**(112.2)**	241.5
Attributable to:		
Equity holders of the parent	**(113.4)**	240.4
Minority interests	**1.2**	1.1
	(112.2)	241.5

Taylor Wimpey plc
Consolidated Balance Sheet
at 31 December 2007

	2007 £m	2006 £m
Non-current assets		
Goodwill	**699.8**	363.1
Other intangible assets	**120.5**	-
Property, plant and equipment	**39.0**	25.5
Interests in joint ventures	**59.9**	56.2
Trade and other receivables	**76.4**	56.0
Deferred tax assets	**117.7**	95.4
	1,113.3	596.2
Current assets		
Inventories	**6,017.8**	2,946.5
Trade and other receivables	**391.3**	294.9
Tax receivables	**16.8**	19.7
Cash and cash equivalents	**130.0**	236.5
	6,555.9	3,497.6
Total assets	**7,669.2**	4,093.8
Current liabilities		
Trade and other payables	**(1,540.3)**	(926.0)
Tax payables	**(154.4)**	(74.1)
Debenture loans	**(1.4)**	(2.5)
Bank loans and overdrafts	**(12.2)**	(12.3)
Provisions	**(48.2)**	-
	(1,756.5)	(1,014.9)
Net current assets	**4,799.4**	2,482.7
Non-current liabilities		
Trade and other payables	**(388.4)**	(123.1)
Debenture loans	**(823.3)**	(610.6)
Bank loans	**(708.5)**	(2.4)
Retirement benefit obligation	**(219.1)**	(208.6)
Deferred tax liabilities	**(29.8)**	(0.8)
Provisions	**(38.4)**	(27.9)
	(2,207.5)	(973.4)
Total liabilities	**(3,964.0)**	(1,988.3)
Net assets	**3,705.2**	2,105.5
Equity		
Share capital	**289.6**	148.5
Share premium account	**758.1**	758.8
Merger relief reserve	**1,934.2**	-
Revaluation reserve	**0.5**	1.5
Own shares	**(282.0)**	(45.0)
Share-based payment tax reserve	**5.6**	8.2
Capital redemption reserve	**31.5**	31.5
Other reserve	**4.8**	4.8
Translation reserve	**3.7**	(19.1)
Retained earnings	**957.1**	1,214.3
Equity attributable to equity holders of the parent	**3,703.1**	2,103.5
Minority interests	**2.1**	2.0
Total equity	**3,705.2**	2,105.5

Taylor Wimpey plc
Consolidated Cash Flow Statement
For the year to 31 December 2007

	Note	2007 £m	2006 £m
Net cash (used in)/from operating activities	7	**(163.3)**	57.0
Investing activities			
Interest received		**2.3**	9.1
Dividends received from joint ventures		**24.4**	22.6
Amounts invested in software development		**(0.4)**	-
Proceeds on disposal of property, plant and investments		**17.3**	48.0
Purchases of property, plant and investments		**(13.6)**	(6.7)
Amounts invested in joint ventures		**(3.1)**	(9.2)
Amounts repaid by joint ventures		**10.6**	5.3
Acquisition of George Wimpey Plc		**28.1**	-
Net cash inflow on acquisition of remaining 50% of North Central Management Limited		**2.9**	-
Net cash from investing activities		**68.5**	69.1
Financing activities			
Dividends paid		**(117.3)**	(79.7)
Dividends paid by subsidiaries to minority shareholders		**(1.1)**	(0.1)
Proceeds on issue of ordinary share capital		**-**	3.3
Proceeds from sale of own shares		**4.7**	15.9
Purchase of own shares		**(251.6)**	(12.4)
New bank loans raised		**2,083.8**	608.7
New debenture loans raised		**256.2**	-
Repayment of debenture loans		**(52.1)**	(4.3)
Repayment of bank loans		**(1,944.6)**	(600.9)
Increase/(decrease) in bank overdrafts		**0.5**	(2.7)
Net cash used in financing activities		**(21.5)**	(72.2)
Net (decrease)/increase in cash and cash equivalents		**(116.3)**	53.9
Cash and cash equivalents at beginning of year		**236.5**	197.3
Effect of foreign exchange rate changes		**9.8**	(14.7)
Cash and cash equivalents at end of year		**130.0**	236.5

1. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions – Housing – United Kingdom, Housing – North America, Housing – Spain and Gibraltar, Construction and Corporate. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

2007	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Construction £m	Corporate £m	Consolidated £m
Revenue						
External sales	3,053.8	986.8	64.4	609.3	-	4,714.3
Inter-segment sales	-	-	-	34.5	-	34.5
Eliminations	-	-	-	(34.5)	-	(34.5)
Total revenue	3,053.8	986.8	64.4	609.3	-	4,714.3
Result:						
Operating profit/(loss) before joint ventures, brand amortisation and exceptional items	409.1	53.3	2.2	3.4	(15.4)	452.6
Share of results of joint ventures	9.1	14.2	-	0.1	-	23.4
Profit/(loss) on ordinary activities before finance costs, exceptional items and amortisation of brands	418.2	67.5	2.2	3.5	(15.4)	476.0
Brand amortisation	(3.7)	-	-	-	-	(3.7)
Exceptional items	(47.9)	(321.3)	(6.3)	-	(4.2)	(379.7)
Profit/(loss) on ordinary activities before finance costs	366.6	(253.8)	(4.1)	3.5	(19.6)	92.6
Finance costs, (net)						(112.1)
Taxation						(177.2)
Loss for the year						(196.7)

Inter-segment construction and housing revenue relates to contracts conducted on an arm's-length basis.

1. Business and geographical segments (continued)

2007	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Construction £m	Corporate £m	Consolidated £m
Asset and liabilities:						
Segment assets	5,350.1	976.7	182.1	96.6	39.5	6,645.0
Joint ventures	39.6	20.0	0.2	0.1	-	59.9
Segment liabilities	(1,548.7)	(316.4)	(66.7)	(232.0)	(70.6)	(2,234.4)
Net operating assets/(liabilities)*	3,841.0	680.3	115.6	(135.3)	(31.1)	4,470.5
Goodwill						699.8
Current taxation (net)						(137.6)
Deferred taxation (net)						87.9
Net debt						(1,415.4)
Net assets						3,705.2

* The Group is unable to allocate the defined benefit pension scheme assets and liabilities of the Taylor Woodrow Group Pension and Life Assurance Fund on an actuarial basis by entity. However, for the purposes of the segmental analysis above the Group has allocated the deficit on the basis of members in the plan. This allocation is performed solely for the purposes of providing a more meaningful segmental analysis and is not an appropriate apportionment in accordance with IAS 19. The assets and liabilities of the George Wimpey Staff Pension Scheme have been allocated in their entirety to UK Housing.

2007	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Construction £m	Corporate £m	Consolidated £m
Other information:						
Property, plant and equipment additions	6.2	5.8	0.3	1.3	-	13.6
Amortisation of intangibles*	15.7	20.0	-	-	-	35.7
Depreciation – plant and equipment	3.3	3.6	0.1	1.3	-	8.3
Other non-cash expenses:						
Provisions provided	48.7	28.7	0.6	-	-	78.0

* The amortisation of intangibles includes impairment losses of £10.0m on the Laing Homes brand (Housing United Kingdom) and £20.0m on the Morrison Homes brand (Housing North America) following their current retirements.

Taylor Wimpey plc
Notes to the Consolidated Financial Statements
For year to 31 December 2007

1. Business and geographical segments (continued)

2006	Housing United Kingdom* £m	Housing North America* £m	Housing Spain and Gibraltar* £m	Construction* £m	Corporate* £m	Consolidated £m
Revenue						
External sales	1,759.2	1,170.2	92.1	550.6	-	3,572.1
Inter-segment sales	4.1	-	-	60.8	-	64.9
Eliminations	(4.1)	-	-	(60.8)	-	(64.9)
Total revenue	1,759.2	1,170.2	92.1	550.6	-	3,572.1
Result:						
Operating profit/(loss) before joint ventures	215.4	209.1	26.8	9.6	(13.2)	447.7
Share of results of joint ventures	8.6	13.5	-	-	-	22.1
Profit/(loss) on ordinary activities before finance costs	224.0	222.6	26.8	9.6	(13.2)	469.8
Finance costs, (net)						(64.2)
Taxation						(115.0)
Profit for the year						290.6
Asset and liabilities:						
Segment assets	2,160.0	865.0	173.7	106.1	18.1	3,322.9
Joint ventures	33.5	19.4	-	3.3	-	56.2
Segment liabilities	(609.5)	(318.9)	(82.2)	(249.1)	(25.9)	(1,285.6)
Net operating assets/(liabilities)	1,584.0	565.5	91.5	(139.7)	(7.8)	2,093.5
Goodwill						363.1
Current taxation (net)						(54.4)
Deferred taxation (net)						94.6
Net debt						(391.3)
Net assets						2,105.5

* The Corporate segment has been added in 2007 to reflect better the way the Group is managed. As a consequence the comparative segmental analysis has been restated to reflect this as necessary.

1. Business and geographical segments (continued)

2006	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Construction £m	Corporate £m	Consolidated £m
Other information:						
Property, plant and equipment additions	2.5	1.7	0.3	2.2	-	6.7
Depreciation – plant and equipment	1.1	1.1	0.1	5.4	-	7.7
Other non- cash expenses:						
Provisions provided	11.2	10.2	0.3	-	-	21.7

Geographical segments

The Group's operations are located primarily in the United Kingdom and North America. The Group's housing divisions are already segmented geographically above. The construction division is primarily located in the United Kingdom.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market 2007 £m	2006 £m
United Kingdom	3,614.7	2,243.6
North America	986.8	1,170.1
Rest of the world	112.8	158.4
	4,714.3	3,572.1

The following is an analysis of the carrying amount of segment assets, and additions to property and plant, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets 2007 £m	2006 £m	Additions to property and plant 2007 £m	2006 £m
United Kingdom	6,205.9	2,854.9	6.9	2.6
North America	1,231.8	1,012.3	5.8	1.7
Rest of the world	231.5	226.6	0.9	2.4
	7,669.2	4,093.8	13.6	6.7

2. Net operating expenses and profit on ordinary activities before finance costs

Net operating expenses:	2007 £m	2006 £m
Administration expenses	**302.4**	200.1
Net other income	**(12.9)**	(9.1)
Exceptional item	**90.0**	-
	379.5	191.0

Net other income includes profits on the sale of property, plant & equipment and broker fees from mortgage origination services.

Restructuring costs	**60.0**	-
Brand impairments	**30.0**	-
Land write-downs	**289.7**	-
Exceptional items	**379.7**	-

3. Finance costs

	2007 £m	2006 £m
Interest on bank overdrafts and loans	**45.9**	22.9
Interest on debenture loans	**47.4**	41.2
Movement on interest rate derivatives	**5.4**	-
	98.7	64.1
Amortisation of discount on land creditors	**19.3**	6.5
Notional interest on pension liability	**3.8**	2.7
	121.8	73.3

4. Tax

		2007 £m	2006 £m
Current tax:			
UK corporation tax:	Current year	**88.9**	58.8
	Prior years	**(9.8)**	(9.9)
Relief for foreign tax		**(5.0)**	(8.3)
Foreign tax:	Current year	**18.0**	80.4
	Prior years	**16.9**	(8.3)
		109.0	112.7
Deferred tax:			
UK:	Current year	**(9.1)**	(3.0)
	Prior years	**6.3**	(0.2)
Foreign:	Current year	**80.9**	(4.8)
	Prior years	**(9.9)**	10.3
		68.2	2.3
		177.2	115.0

4. Tax (continued)

Corporation tax is calculated at 30 per cent (2006: 30 per cent) of the estimated assessable profit for the year in the UK.
Taxation outside the UK is calculated at the rates prevailing in the respective jurisdictions.
Deferred tax recognised in the Group statement of recognised income and expense is due to actuarial gains on post-retirement liabilities at the prevailing rate in the relevant jurisdiction. This includes the effect of the change in the UK rate of corporation tax from 30 per cent to 28 per cent from 1 April 2008.

5. Dividends

	2007 £m	2006 £m
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2006 of 9.75p (2005: 8.9p) per share	**56.6**	51.0
Interim dividend for the year ended 31 December 2007 of 5.5p (2006: 5.0p) per share	**60.7**	28.7
	117.3	79.7
Proposed final dividend for the year ended 31 December 2007 of 10.25p (2006:9.75p) per share	**107.7**	56.6

6. Earnings per share

From continuing operations	2007 £m	2006 £m
Basic	**(24.2p)**	50.5p
Diluted	**(24.2p)**	50.1p
Adjusted basic	**30.8p**	50.5p
Adjusted diluted	**30.7p**	50.1p

Adjusted basic and adjusted diluted earnings per share, which exclude the impact of exceptional items and the associated tax effects, are shown to provide clarity on the underlying performance of the Group.

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings	2007 £m	2006 £m
Earnings for basic earnings per share and diluted earnings per share	**(197.9)**	289.5
Add exceptional items (note 2):	**379.7**	-
Add tax effect of exceptional items	**70.2**	-
Earnings for adjusted basic and adjusted diluted earnings per share	**252.0**	289.5

Weighted average number of shares:	2007 m	2006 m
For basic earnings per share	**818.5**	572.9
Weighted average of dilutive options	**2.5**	5.0
Weighted average of dilutive awards under bonus plans	**-**	0.5
For diluted earnings per share	**821.0**	578.4

7. Notes to the cash flow statement

	2007 £m	2006 £m
Profit on ordinary activities before finance costs	**92.6**	469.8
Adjustments for:		
Amortisation of brands	**33.7**	-
Amortisation of software development costs	**2.0**	-
Depreciation of plant and equipment	**8.3**	7.7
Share-based payment charge	**0.6**	6.1
Gain on disposal of property and plant	**(5.7)**	(9.1)
Share of joint ventures' operating profit	**(23.4)**	(22.1)
Increase in provisions	**38.6**	8.5
Operating cash flows before movements in working capital	**146.7**	460.9
Increase in inventories	**(26.3)**	(347.5)
Decrease/(increase) in receivables	**38.9**	(37.2)
(Decrease)/increase in payables	**(81.6)**	174.4
Pension contributions in excess of charge	**(30.0)**	(27.3)
Cash generated by operations	**47.7**	223.3
Income taxes paid	**(127.3)**	(95.2)
Interest paid	**(83.7)**	(71.1)
Net cash (used in)/from operating activities	**(163.3)**	57.0

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with an original maturity of three months or less.

	2007 £m	2006 £m
Net debt		
Cash and cash equivalents	**130.0**	236.5
Bank overdrafts and bank loans	**(720.7)**	(14.7)
Debenture loans	**(824.7)**	(613.1)
Net debt	**(1,415.4)**	(391.3)

8. Statutory Accounts

The Report and Accounts were approved by the Board of Directors on 5 March 2008. This announcement does not constitute the company's statutory accounts for the years ended 31 December 2007 and 2006 but is derived from those accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered following the company's annual general meeting. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the companies Act 1985.

While the financial information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs), this announcement does not itself contain sufficient information to comply with IFRSs. The Group expects to publish full financial statements that comply with IFRSs in March 2008.

Taylor Wimpey plc
Additional Pro Forma Unaudited Financial Information for Continuing Operations
For year to 31 December 2007

Basis of preparation

The Group completed the merger with George Wimpey Plc on 3 July 2007. The statutory results of the Group for the year to 31 December 2007 therefore exclude the first six months trading of the former George Wimpey Plc businesses.

To assist investors in understanding the performance of the combined Taylor Wimpey plc Group, a summary pro forma income statement has been prepared by aggregating the underlying financial information for the year to 31 December 2007 of the former Taylor Woodrow plc ("TW") and the former George Wimpey Plc ("GW"), to illustrate the effect of the merger of TW and GW as if the transaction had taken place on 1 January 2006. The results from the two legacy businesses have been prepared on the basis of their historic accounting policies as published in the 2006 financial statements of the two Groups. In aggregating the two sets of financial information, intra-Group trading between the two entities has not been eliminated and fair value adjustments arising from the acquisition accounting have been excluded. This information has not been audited.

Pro Forma Unaudited Combined Group Summary Income Statement
For the year to 31 December 2007

	Pro forma Combined before exceptional items year to 31 December 2007 £m	Pro forma Combined before exceptional items year to 31 December 2006 £m
Consolidated Revenue	5,887.5	6,719.5
Cost of sales	(4,899.7)	(5,514.6)
Gross profit	987.8	1,204.9
Net operating expenses	(347.8)	(342.0)
Share of results of joint ventures	27.0	29.7
Profit on ordinary activities before finance costs	667.0	892.6
Net finance costs	(131.4)	(116.1)
Profit on ordinary activities before taxation	535.6	776.5

Taylor Wimpey plc
Notes to Pro Forma Unaudited Combined Group Summary Income Statement
For the year to 31 December 2007

Revenue	**Pro forma Combined before exceptional items year to 31 December 2007 £m**	**Pro forma Combined before exceptional items year to 31 December 2006 £m**
Housing United Kingdom	3,998.8	4,150.4
Housing North America	1,215.0	1,926.4
Housing Spain and Gibraltar	64.4	92.1
Construction	609.3	550.6
Corporate	-	-
	5,887.5	6,719.5

Profit on ordinary activities before finance costs	**Pro forma Combined before exceptional items year to 31 December 2007 £m**	**Pro forma Combined before exceptional items year to 31 December 2006 £m**
Housing United Kingdom	608.5	533.0
Housing North America	62.4	336.8
Housing Spain and Gibraltar	7.9	26.4
Construction	2.0	8.1
Corporate	(13.8)	(11.7)
	667.0	892.6

Taylor Woodrow plc
2007 Annual General Meeting
and Dividend Re-Investment Plan

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about how to deal with it, you are recommended to seek advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000. If you have sold or transferred or if you sell or transfer some or all of your ordinary shares in Taylor Woodrow plc prior to either the company's Annual General Meeting on 2 May 2007 or 23 May 2007 (being the date on which the company's ordinary shares will be quoted ex-dividend on the London Stock Exchange), please refer to the section headed 'If you have sold your shares' on page 1 of this document.

Taylor Woodrow

Taylor Woodrow

Taylor Woodrow plc
2 Princes Way
Solihull
West Midlands
B91 3ES

Tel + 44 (0)121 600 8000
Fax + 44 (0)121 600 8001
www.taylorwoodrow.com

19 March 2007

Dear Shareholder

2007 Annual General Meeting and Dividend Re-Investment Plan

I have pleasure in sending you this circular which includes the Notice of the company's Annual General Meeting ('AGM') which will be held at 2pm on Wednesday, 2 May 2007 in the Oasis Suite, The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham B40 1PS. The Notice of the AGM is set out on pages 3 to 6 of this circular, which also contains a summary of the business of the AGM and other information of interest to shareholders.

A location map is shown on the reverse of the enclosed attendance card.

If you have sold your shares
If, prior to the AGM, you sell all of your ordinary shares in the company you will, subject to the transfer being registered, cease to be entitled to attend and vote at the AGM. In these circumstances, you should send this document and the accompanying form of proxy to the purchaser or transferee or to the person who arranged the sale or transfer so that they can pass the documents on to the new shareholder. If you are not sure what to do, please contact your independent financial adviser.

Recommendation
The directors believe that the resolutions to be proposed at the AGM are in the best interests of the company and its shareholders as a whole and accordingly recommend that you vote in favour of them, as they propose to do in respect of their own beneficial holdings of 126,159 ordinary shares, representing 0.0217 per cent of the issued ordinary share capital of the company (excluding treasury shares).

Action to be taken

Form of proxy
We encourage shareholders to review the circular, and whether or not you are able to come to the AGM, to register your vote on the resolutions to be presented. You can submit a form of proxy either on-line at www.taylorwoodrow.com or by completing and returning the enclosed form of proxy.

Shareholders whose shares are held in CREST may use the secure CREST network to retrieve particulars of the resolutions and submit proxy instructions.

In all cases, proxy instructions must be received by Capita Registrars no later than 2pm on Monday, 30 April 2007.

The submission of a form of proxy will not prevent you from attending and voting in person at the meeting if you wish to do so.

2006 Final Dividend and Dividend Re-Investment Plan ('the Plan')
The directors are recommending a final dividend of 9.75 pence per share and subject to shareholders' approval at the AGM, the dividend will be paid on Monday, 2 July 2007 to all shareholders whose names appear on the Register of Members at the close of business on 25 May 2007. The company's ordinary shares will be quoted ex-dividend on the London Stock Exchange on 23 May 2007.

Registered office as above
Registered in England and Wales
Registered No 296805

You have the opportunity to use your dividends to purchase shares of the company in the market, on competitive dealing terms, under the terms of the Plan. The closing date for receipt of new mandates for participation in the Plan is 1 June 2007. The Terms and Conditions of the Plan and details of how to join it can be found on pages 10 to 14 of this circular.

Electronic communication – a change in legislation
The company currently encourages shareholders to receive certain company documentation and publications electronically via its website and many of our shareholders have already chosen this method. Electronic communication is beneficial in a number of ways:

For shareholders:
- Timely availability of company information on our website;
- Reduced dependence on printed publications, as company communications can be viewed on screen and printed or not printed as you wish;
- The ability to communicate with the company and the company's registrar quickly, cheaply and effectively.

For the company:
- Reduced printing and postage costs.

For the environment:
- Reduced use of natural and other resources.

With the implementation of the first stages of the Companies Act 2006, electronic communication has taken a further step forward and the company wishes to make the fullest possible use of the new environment.

We, like most other listed companies, will therefore be asking shareholders to approve an enabling resolution at the AGM. This would allow the company to establish electronic communication as the normal means of communicating with individual shareholders, unless they chose otherwise.

Following the AGM, we will be writing formally to all shareholders to advise them of the new arrangements. At that stage we will give details of how the arrangements will work, and the choices that shareholders will have.

In the meantime, we continue to encourage all shareholders to elect voluntarily to use electronic communication as their preferred means of receiving company material. You can sign up for this facility by logging on to our website at www.taylorwoodrow.com

Yours sincerely,

Norman Askew

Norman Askew
Chairman
Taylor Woodrow plc

Notice of Annual General Meeting

Notice is hereby given that the seventy second Annual General Meeting of Taylor Woodrow plc will be held at 2pm on Wednesday, 2 May 2007 in the Oasis Suite at The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham B40 1PS to transact the following business:

Ordinary business

Ordinary resolutions will be proposed:

1. To receive the annual accounts for the year ended 31 December 2006 together with the reports of the directors and auditors thereon.
(Resolution 1)

2. To declare a final dividend of 9.75 pence per ordinary share of the company for the year ended 31 December 2006.
(Resolution 2)

3. To elect Ian Smith, who was appointed since the previous Annual General Meeting, as a director of the company.
(Resolution 3)

4. To re-elect Katherine Innes Ker, who retires by rotation, as a director of the company.
(Resolution 4)

5. To re-elect Vernon Sankey, who retires by rotation, as a director of the company.
(Resolution 5)

6. To re-appoint Deloitte & Touche LLP as auditors of the company.
(Resolution 6)

7. To authorise the directors to determine the auditors' remuneration.
(Resolution 7)

8. To approve the Directors' Remuneration Report for the year ended 31 December 2006.
(Resolution 8)

Special business

Ordinary resolutions will be proposed:

9. THAT in accordance with Section 347C of the Companies Act 1985 ('the Companies Act'), the company be and is hereby authorised to:

(a) make donations to EU political organisations not exceeding £250,000 in total;

(b) incur EU political expenditure not exceeding £250,000 in total

(in each case as such terms are defined in Section 347A of the Companies Act) during the period beginning with the date of passing this Resolution and ending on 1 August 2008 or, if sooner, at the conclusion of the Annual General Meeting of the company in 2008.
(Resolution 9)

10. THAT the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the company to allot relevant securities (within the meaning of Section 80 of the Companies Act) up to but not exceeding a maximum aggregate nominal amount of £48,493,087 during the period commencing on the date of passing this Resolution and expiring at the conclusion of the Annual General Meeting of the company in 2008 save that the company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Board may allot relevant securities in pursuance of such offers or agreements as if the authority conferred by this Resolution had not expired.
(Resolution 10)

Special resolutions will be proposed:

11. THAT subject to the passing of the previous Resolution, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act to allot equity securities (within the meaning of Section 94 of the Companies Act) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with

fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever);

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £7,426,876

and shall expire at the conclusion of the Annual General Meeting of the company in 2008, save that the company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Board may allot equity securities in pursuance of such offers and agreements as if the power conferred by this Resolution had not expired.
(Resolution 11)

12. THAT the company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act) of ordinary shares of 25 pence each of the company ('ordinary shares'), provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 59,415,008;

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

(iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the company in 2008 and 1 November 2008 unless such authority is renewed prior to such time save that the company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this Resolution had not expired.
(Resolution 12)

13. THAT the Articles of Association of the company be altered by making the amendments summarised in the Appendix to this circular and contained in the printed copy of the proposed amended Articles of Association produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification.
(Resolution 13)

By Order of the Board

R I Morbey
Secretary
Taylor Woodrow plc

19 March 2007

Registered Office:
Taylor Woodrow plc, 2 Princes Way, Solihull, West Midlands
B91 3ES

Registered in England and Wales
Registration No 296805

Notes

Your vote is important to us

1. Shareholders entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote in their place on a poll. A proxy need not be a shareholder of the company. The completion and return of a form of proxy does not prevent a shareholder from attending and voting at the meeting in person. To vote, you can either:

- register your vote on-line at www.taylorwoodrow.com;
- complete and return the enclosed form of proxy;
- use the service provided by CRESTCo for members of CREST;
- attend and vote at the AGM in person, or;
- have your proxy attend the AGM on your behalf.

When submitting a form of proxy, you can cast your vote 'For' or 'Against' the resolutions or use the 'Vote Witheld' option. The outcome of voting on all resolutions will be announced at the AGM and to the market and published on our website at www.taylorwoodrow.com

2. Shareholders whose shares are held in CREST may use the CREST electronic appointment service to retrieve resolutions and submit proxy instructions. Please refer to the CREST manual for further information on CREST procedures, limitations and system timings.

In all cases, proxy instructions must be received by Capita Registrars no later than 2pm on Monday, 30 April 2007.

A form of proxy sent electronically that is found to contain any virus will not be accepted.

3. Copies of the following documents are available for inspection at the registered office of the company during usual business hours on weekdays (Saturdays and public holidays excepted) up to and including the date of the AGM and at the place of the meeting 15 minutes prior to and until the close of the meeting:

(i) Register of the interests of each director in the shares and other securities of the company;

(ii) Executive directors' contracts of service;

(iii) Non-executive directors' letters of appointment.

4. Copies of the current Articles of Association of the company and a draft of the proposed amended Articles of Association of the company are available for inspection at the registered office of the company and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY in each case during usual business hours on weekdays (Saturdays and public holidays excepted) up to and including the date of the AGM and at the place of the meeting 15 minutes prior to and until the close of the meeting.

5. The company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the company at 2pm on 30 April 2007 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant Register of Members after that date shall be disregarded in determining the rights of any person to attend or vote at the AGM.

The Venue

Location
Oasis Suite, The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham B40 1PS.

Time
Doors will open at 12.45pm to allow time for shareholders to register. Please allow yourself sufficient time to register as the meeting will start promptly at 2pm.

Admission
Please bring your attendance card which is attached to your form of proxy. This will help us to register you with minimum delay.

Refreshments
Light refreshments will be served before and after the meeting.

Assisted access
There is full access to the meeting room venue for shareholders who require wheelchair access or those with reduced mobility. Attendants will be on hand to provide assistance if required.

An induction loop system operates in the meeting room.

Directions
These can be found on the back of your attendance card.

Explanatory Notes

Ordinary business of the Annual General Meeting

The ordinary business of the Annual General Meeting will be:

Resolution 1
To receive the annual accounts for the year ended 31 December 2006 together with the reports of the directors and auditors thereon
English company law requires the directors to lay the annual accounts of the company and the reports of the directors and auditors thereon before a general meeting of the company. As a matter of law, shareholders are not required to approve the annual accounts and reports of the directors and auditors thereon and this resolution therefore seeks shareholders' approval to receive the annual accounts.

Resolution 2
To declare a final dividend of 9.75 pence per ordinary share for the year ended 31 December 2006
The directors recommend the payment of a final dividend of 9.75 pence per share in respect of the year ended 31 December 2006. If approved at the Annual General Meeting, the dividend will be paid on 2 July 2007 to shareholders who are on the Register of Members at the close of business on 25 May 2007.

Dividend Re-Investment Plan
The company has a Dividend Re-Investment Plan ('the Plan') which is administered by the Plan Administrator, Capita IRG Trustees Limited, which is authorised and regulated by the Financial Services Authority. The Plan offers shareholders the opportunity to elect to invest cash dividends received on their ordinary shares, in purchasing further ordinary shares of the company. These shares would be bought in the market, on competitive dealing terms.

Full details of the terms of the Plan and the actions required to participate in it are set out on pages 10 to 14 of this circular.

Resolutions 3, 4 and 5
Election of directors
The Articles of Association provide that:
- any director appointed since the previous Annual General Meeting shall retire from office and may seek election;
- each year the nearest whole number to one third (but not exceeding one third), of the Board of directors (excluding directors appointed since the previous Annual General Meeting) are required to retire from office by rotation and may seek re-election.

The following directors will therefore retire from office, and all being eligible, will offer themselves for election or re-election (as appropriate):

1) Ian Smith – appointed since previous Annual General Meeting;

2) Katherine Innes Ker – retires by rotation and seeks re-election;

3) Vernon Sankey – retires by rotation and seeks re-election.

Katherine Innes Ker and Vernon Sankey are non-executive directors. The Board has reviewed and re-affirmed that it considers all the non-executive directors to be independent in character and judgment.

Details of directors' service contracts, remuneration and interests in the company's shares and other securities are given in the Directors' Remuneration Report to shareholders on pages 37 to 45 of the Report and Accounts. Biographical information concerning each director is on pages 28 and 29 of the Report and Accounts.

The following information is given in support of the Board's proposal for the election or re-election (as appropriate) of these directors:

Ian Smith – Chief Executive
Ian joined us in January 2007 and was appointed a director and Group Chief Executive at that time. He chairs the Executive Committee and is a member of the Nomination committee. He brings a wide range of experience as a business leader across a variety of international markets from which the company will benefit. His previous experience includes Chief Executive of the General Healthcare Group, Chief Executive (Europe, Middle East and Africa) of Exel and Chief Executive (Europe) of Monitor.

Katherine Innes Ker – Independent non-executive director
Katherine was appointed a director in July 2001 following the acquisition of Bryant Homes earlier that year. She is Chairman of the Remuneration Committee and a member of the Nomination Committee. She brings considerable experience as a financial analyst gained with leading UK City financial houses with particular interest in the media sector. She is also Chairman of Shed Products plc and a non-executive director of Ordnance Survey and of Gyrus Group plc.

Vernon Sankey – Independent non-executive director
Vernon was appointed a director in January 2004. He is a member of the Audit, Remuneration and Nomination committees. He is also a non-executive director of Zurich Financial Services and Zurich Insurance Company, Chairman of Photo-Me International plc and Deputy Chairman of Vividas Group plc.

The Board confirms that the directors proposed for re-election (with the exception of Ian Smith who joined the company on 2 January 2007) have recently been subject to formal performance evaluation, details of which are given on page 34 of the Report and Accounts, and that each continues to demonstrate commitment and to be an effective member of the Board.

Resolutions 6 and 7
To re-appoint Deloitte & Touche LLP as auditors of the company and to authorise the Board to determine their remuneration
In accordance with English company law, the company is required to appoint auditors at each general meeting at which accounts are laid before the shareholders. The auditors are appointed from the conclusion of the 2007 Annual General Meeting until the conclusion of next year's Annual General Meeting. The Board recommends the re-appointment of Deloitte & Touche LLP ('Deloitte') as the company's auditors and seeks shareholders' authority for the Board to determine the remuneration of Deloitte for their services.

The Board has adopted a procedure governing the appointment of Deloitte to carry out non-audit services, details of which are given in the Corporate Governance section of the Report and Accounts on pages 33 to 36. Details of non-audit services performed by Deloitte in 2006 are given on page 35 of the Report and Accounts.

Resolution 8
To approve the Directors' Remuneration Report for the year ended 31 December 2006
The Directors Remuneration Report for the year ended 31 December 2006 has been prepared in accordance with Schedule 7A to the Companies Act 1985 ('the Companies Act'). Section 241A of the Companies Act requires the company to submit the report to shareholders and for an ordinary resolution for its approval to be put to shareholders and voted on at a general meeting of the company before which the annual accounts for the financial year are to be laid. The report is on pages 37 to 45 of the Report and Accounts.

Special business of the Annual General Meeting

The special business of the Annual General Meeting will be:

Resolution 9 (Ordinary Resolution)
Authority to make political donations
In order to comply with its obligations under the Companies Act (as amended by the Political Parties, Elections and Referendums Act 2000) and to avoid any inadvertent infringement of the Companies Act, the Board wishes to renew its existing authority for a general level of donation. Resolution 9 seeks to renew the present authority for the company to make donations to EU political organisations not exceeding £250,000 in aggregate and incur EU political expenditure not exceeding £250,000 in aggregate.

This authority would last until the earlier of 1 August 2008 and the conclusion of the company's Annual General Meeting in 2008, unless renewal was sought by further resolution at that meeting.

The company and the Group have not made any donations to political parties in the EU since the resolution passed at the previous Annual General Meeting. It is not our policy to do so in the future and we have no present intention of making any significant political donations in the UK or overseas, but propose to keep the matter under review. Nevertheless, the Companies Act defines EU political organisations very widely and, as a result, in certain circumstances, donations made for charitable or similar purposes may now be treated as a donation to an EU political organisation. For example, a donation to a humanitarian charity which operates as a political lobby, may constitute a donation to an EU political organisation within the current definitions.

Details of charitable donations appear on page 31 of the Report and Accounts.

Resolution 10 (Ordinary Resolution)
Authority to allot shares
The Board wishes to renew the existing authority to allot relevant securities under the provisions of Section 80 of the Companies Act. The authority would apply for the period commencing on the passing of this Resolution and ending at the Annual General Meeting of the company in 2008. It is proposed to authorise the Board to allot ordinary shares up to a maximum of £48,493,087 in nominal value (equivalent to 193,972,348 ordinary shares), representing approximately 33.3 per cent of the existing issued ordinary share capital of the company excluding 12,233,047 treasury shares as at the close of business on 7 March 2007. The company held 12,233,047 shares in treasury (representing approximately 2.1 per cent of the issued ordinary share capital of the company excluding treasury shares) as at the close of business on 7 March 2007. The Board has no present intention of exercising the power which such authority would confer.

Resolution 11 (Special Resolution)
Authority to dis-apply pre-emption rights
The Board wishes to renew the existing authority permitting the Board to allot equity securities for cash for the purpose of a rights issue, open offer or any other pre-emptive offer (including the sale of any ordinary shares held in treasury) to shareholders and otherwise up to £7,426,876 in nominal value (equivalent to 29,707,504 ordinary shares). This represents approximately 4.9 per cent of the company's issued ordinary share capital as at the close of business on 7 March 2007. The authority would also enable the Board in the event of a rights issue, open offer or other pre-emptive offer to make adjustments to deal with overseas shareholders, fractional entitlements and other legal or practical problems. The authority will expire at the conclusion of the Annual General Meeting of the company in 2008. The Board has no present intention of exercising the authority which such Resolution would confer.

Resolution 12 (Special Resolution)
Authority to make market purchases of shares
The Board wishes to renew its existing authority to purchase some of its ordinary shares in the market. Any purchases under the authority would be made in one or more tranches and would be limited in aggregate to 10 per cent of the ordinary shares in issue at the close of business on 7 March 2007.

Explanatory Notes continued

The maximum price to be paid on any exercise of the authority would not exceed 105 per cent of the average of the middle market quotations for the company's ordinary shares for the five business days immediately preceding the date of the purchase.

The total number of options to subscribe for ordinary shares outstanding as at the close of business on 7 March 2007 was 7,337,501, representing approximately 1.3 per cent of the issued ordinary share capital of the company (excluding treasury shares) as at that date and approximately 1.4 per cent of the company's issued ordinary share capital following any exercise in full of this authority to make market purchases.

The Board has no present plans to exercise the power which the new authority would confer and would only exercise such power to purchase shares when satisfied that any purchase would have a beneficial effect on earnings per share and/or on net assets per share and generally that it would be in shareholders' interests to exercise that power.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 came into force on 1 December 2003 and made certain amendments to the Companies Act in relation to treasury shares. The amendments allow companies to retain those of their own shares they have purchased as treasury shares with a view to possible re-issue at a future date, rather than cancelling them as had previously been required by legislation. If the company were to purchase any of its own shares, pursuant to the authorisation conferred by this resolution, it would consider holding them as treasury shares, provided that the number shall not at any one time exceed 10 per cent of the company's issued share capital held by shareholders other than the company. This would give the company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the company with additional flexibility in the management of its capital base.

Resolution 13 (Special Resolution)
Amendments to the Articles of Association of the company
The company's Articles of Association were adopted in May 2002 and were reviewed and amended in May 2006. There have been two developments which the Board believes should be reflected in the company's Articles of Association, namely the Electronic Communications provisions of the Companies Act 2006 and the prohibition of discrimination on the basis of age. Further details of the proposed changes can be found in the Appendix to this circular.

Dividend Re-Investment Plan

Introduction
Taylor Woodrow plc ('the company') has announced that, conditional on the passing of Resolution 2 at the 2007 Annual General Meeting, the final dividend of 9.75 pence per share payable on 2 July 2007 will be paid as a cash dividend.

The company operates a Dividend Re-Investment Plan ('the Plan') whereby shareholders may join the Plan and then elect to invest cash dividends received on their ordinary shares of 25 pence of the Company ('shares') by purchasing further shares. These further shares would be bought in the market on your behalf under a low cost dealing arrangement.

The Plan is administered by Capita IRG Trustees Limited, or any successor administrator that may be appointed ('Plan Administrator').

Capita IRG Trustees Limited is a wholly owned subsidiary of Capita IRG Plc and is authorised and regulated by the Financial Services Authority ('FSA') and is entered on the FSA register with registration number 184113.

This document sets out all the Plan Terms and Conditions. It replaces any previous Terms and Conditions which you may have received. Enquiries about the Plan, or these Plan Terms and Conditions, should be addressed to the Plan Administrator, Taylor Woodrow plc Dividend Re-Investment Plan, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by telephone on +44 (0) 870 162 3103 or e-mail ssd@capitaregistrars.com. Please note that telephone conversations may be recorded and monitored for quality control purposes and to resolve disputes.

Important note
The value of shares and the income from them can fall as well as rise and you may not recover the amount of money you invest. Past performance should not be seen as indicative of future performance. No information provided in this document should be regarded as a recommendation to buy or hold shares. You should note that the price of shares may change significantly between the time you decide to join the Plan and the date the shares are purchased. If you are in any doubt as to the action you should take, please seek advice from an independent professional adviser who, if you are taking advice in the United Kingdom, is a stockbroker, bank manager, solicitor, accountant or other financial adviser authorised pursuant to the Financial Services and Markets Act 2000 ('FSMA').

How the Plan works
If you join the Plan, the whole of your cash dividend (including any undistributed cash brought forward from previous dividends) will be used to purchase as many whole shares as possible on your behalf through the agency of UBS Investment Bank ('UBS'). The Plan Administrator will instruct UBS to purchase shares under the Plan on or as soon as reasonably practicable after the relevant dividend payment date.

Who is eligible to participate in the Plan?
You may join the Plan provided that:

- you are not resident in the United States of America (or its territories and possessions) or in Canada;
- you do not live in any other jurisdiction outside the United Kingdom where your participation in the Plan would require the company, the Plan Administrator or UBS, to comply with governmental or regulatory procedures or any similar formalities.

If you are resident outside the United Kingdom you are responsible for ensuring that you may validly join the Plan and for observing all relevant formalities to enable you to buy shares through the Plan. If you are in any doubt as to whether you require any governmental or other consents or need to observe any other formalities to enable you to buy shares through the Plan, you should consult a suitable independent professional adviser.

What charges will I pay?
You will be charged a fee of 0.25 per cent of the purchase price of the shares (minimum charge of £1) plus stamp duty reserve tax ('SDRT') at the rate of 0.5 per cent. These costs will be automatically deducted from the cash dividend to be re-invested through the Plan. The Plan Administrator may share any commission it receives with third parties and details of this will be given upon request.

At what price will the shares be bought and how many shares will I receive?
This will depend on the price of the company's shares on the London Stock Exchange when the deal is carried out. You cannot specify a maximum or minimum price.

It may be necessary to carry out several transactions to acquire the shares needed for the Plan. The prices at which the shares are purchased may vary, in which case these transactions will be aggregated and the shares will be allocated to you at the average purchase price. This may be higher or lower than the price achieved if each purchase had been made separately.

When will I get a statement and share certificate?
It is expected that a statement will be sent to you within 10 business days of the dividend payment date. This will show how many shares have been purchased for you, the date of purchase, the purchase price and the associated costs, together with the carried forward cash balance. The actual cost of the shares (including the purchase commission and SDRT) will form your base cost for United Kingdom capital gains tax purposes.

If you hold your shares in 'certificated' form, you will receive a share certificate. Please note that these documents are posted at your risk.

If you hold your shares through the CREST system, shares will be credited to your CREST account and you will receive by post a CREST notification.

What happens when money is left over after the shares have been bought?
Any cash dividend remaining which was insufficient to purchase a whole share will be carried forward without interest and added to future dividends for re-investment under the terms of the Plan. Any cash held on your behalf will be treated as client money, as described in the FSA rules. Further information on this is set out below.

Upon withdrawal from the Plan, any residual cash balance of £3.00 or more will be sent to you by cheque on the dividend payment date of the next dividend.

How do I join the Plan?
You can join the plan on-line at www.taylorwoodrow.com. Alternatively, you can complete and sign the Dividend Re-Investment Plan mandate form enclosed with this document and return it to the Plan Administrator at the address stated on the mandate form. Forms may also be obtained from the Plan Administrator.

The Dividend Re-Investment Plan mandate form must reach the Plan Administrator (either by post or on-line) no later than 30 days prior to the dividend payment date. Applications to join the Plan received after that date will take effect from the next dividend.

The company may, at its discretion, and upon application in writing to the Plan Administrator, permit a registered shareholder to re-invest the cash dividend payment on a lesser number of shares than the full holding where such shareholder is acting on behalf of two or more beneficial owners. The remaining cash dividend will automatically be paid on the shares which are not included in the Plan. These elections will apply only to one dividend and a fresh mandate must be given for each dividend.

The Plan Administrator reserves the right not to accept an application to join the Plan.

Once your application to join the Plan has been accepted, future dividends will be re-invested under the Plan until such time as you withdraw from the Plan or the Plan is suspended or terminated in accordance with these Plan Terms and Conditions.

How can I withdraw from the Plan (including cancellation)?
If you are joining the Plan, you have a statutory right to cancel the Plan within 14 days (the 'Cancellation Period') after receipt by the Plan Administrator of a satisfactorily completed mandate form, by giving the Plan Administrator notice in writing to the address given above. The notice must state that you want to exercise your statutory cancellation right.

Cancellation will not apply to any transactions already started at the time the notice is received. There is no statutory right to cancel after expiry of the Cancellation Period but you may withdraw from the Plan at any time by sending the Plan Administrator either a letter to that effect or by using the on-line withdrawal process at www.taylorwoodrow.com to provide notification of your intention to revoke your mandate. In either case, your notification of withdrawal must reach the Plan Administrator no later than 15 days prior to the payment date for a dividend if the Plan is not to apply to that dividend.

If you hold your shares in certificated form and you sell or transfer your entire shareholding before the last date for the receipt of Plan elections for a particular dividend, your Plan mandate will be cancelled. Any fractional cash balance remaining will be dealt with as detailed in these Plan Terms and Conditions.

However, if your sale or transfer is registered between the last date for Plan elections and the payment date for a particular dividend, you will receive shares under the Plan in respect of that dividend.

If you hold your shares in uncertificated form, and you sell or transfer your entire shareholding, your Plan mandate will be cancelled and any cash balance outstanding will be dealt with as detailed above. However, if your sale or transfer is registered between the record date and payment date for a particular dividend, you will receive shares under the Plan in respect of that dividend.

What are the tax implications?
If you are in any doubt as to your taxation position, whether in relation to the receipt of a dividend or arising from your purchase of shares pursuant to the Plan, you should contact an independent professional adviser. **Tax legislation can change from time to time.** Please note that there is the possibility that other taxes or costs may exist that are not paid through the Plan Administrator or imposed by it.

You will be liable to income tax on dividends re-invested under the Plan as if you had received a cash dividend and arranged the purchase of additional shares yourself.

United Kingdom resident shareholders may, depending on their circumstances, be liable to capital gains tax on chargeable gains in respect of gains arising from a sale or other disposal of the shares. Shareholders resident in other jurisdictions should take their own local advice on the tax consequences of buying, holding, and disposing of shares.

Other terms and conditions of the Plan
All purchases of shares under the Plan will be made for you, on an Execution Only basis (in accordance with the FSA's rules).

The Plan Administrator and its agents including UBS may effect transactions notwithstanding that they have a direct or indirect material interest or a relationship of any description with another party which may involve a conflict with its duty to participants under the Plan. The Plan Administrator will not be able to consult you about this but will try to ensure that the terms of any transaction are as favourable to you as those carried out with a third party at arm's length.

The Plan Administrator is authorised to disclose any information regarding shareholders and their participation in the Plan to the company, any relevant authority, or as required by such authority, whether by compulsion of law or not. The Plan Administrator will not be liable for any disclosure made in good faith provided that the Plan Administrator believes that such disclosure has been made in accordance with the foregoing requirements. All documents sent by post or electronic means are sent at your risk and neither the company, the Plan Administrator nor UBS will be liable for any accidental failure to receive any document. All communications in relation to the Plan will be in the English language.

The main business of the Plan Administrator is the provision of trustee and ancillary services.

The operation of the Plan is subject always to the discretion of the company. The Plan may be amended, suspended or terminated, at any time. If the Plan is so amended, suspended or terminated, notice will be given to all participants as soon as is reasonably practicable. In the event of required changes due to statutory or regulatory changes, amendment may take place without notice. If you decide to participate in the Plan you will be deemed to have agreed that any mandate which you may have given to the company for the payment of cash dividends directly to your bank or building society account shall be suspended for so long as you remain a participant in the Plan.

Where shares are held jointly by two or more shareholders, continued participation in the Plan by the survivor(s) may continue following the death of a shareholder at the company's discretion.

The Plan Administrator may vary these Plan Terms and Conditions from time to time and notice will be given to all participants as soon as is reasonably practicable however, in the event of required changes due to statutory or regulatory changes, amendment may take place without notice. 30 days' written notice will be given in the event of any changes to charges under these Plan Terms and Conditions.

Client Money
Any money held for you by the Plan Administrator is classified as Client Money and will be held with money held for other participants in a client bank account with an approved bank as required by the FSA. The money will not be used by the Plan Administrator in any transactions other than those required by the participant in accordance with these Plan Terms and Conditions.

Client Money will be pooled with that held on behalf of other participants and will not accrue interest at any time. It should be noted that, whilst the cash balance for each participant will be recorded separately, should there be a default or failure of any person (other than the participant) such as but not limited to either the Plan Administrator or a bank which results in a Pooling Event, all Client Money bank accounts held by the Plan Administrator may be pooled. The funds may then be distributed on a pro rata basis to all participants which could result in each participant receiving less back than that which is held on their behalf before such an event. Money will cease to be Client Money when it is paid to, or to the order of, the participant or to a designated charity. However the Plan Administrator is obliged to continue to treat as Client Money any sums drawn in favour of or to the order of the participant by cheque or other payable order until this is presented and paid by the Plan Administrator's bank.

Any cash balance of £3.00 or over will be returned to you in any of the following circumstances:

- if you withdraw from the Plan;
- if you sell or transfer your entire shareholding;
- if the Plan Administrator receives proper notice of a participant's bankruptcy or mental incapacity;
- if the Plan Administrator receives proper notice of a corporate shareholder who is a participant being placed in liquidation.

If the Plan Administrator receives proper notice of a sole shareholder's death, any cash balance of £3.00 or over will be returned to the deceased's estate.

Any cash balance of £2.99 or less will be donated to a registered charity of the company's choice if any of the events described above occur.

Any balance due to a participant which is unclaimed after six years will cease to be treated as Client Money and will be retained by the Plan Administrator subject to it having taken reasonable steps to locate you and to give you at least 28 days' notice of this eventuality. The Plan Administrator undertakes to make good any valid claim which may subsequently be made against any balances retained in this way and reserves the right to request such evidence as it considers necessary to confirm the identity of the person claiming these funds in order to validate any claim prior to settlement in respect of funds so removed from the Client Money account and will not be liable for any losses or claims for interest whatsoever.

Client classification
Each participant will for the purposes of FSMA be classified as a Private Customer. These Plan Terms and Conditions and the mandate form will, for the purposes of satisfying FSMA, be regarded as the Terms of Business and any person applying to join the Plan agrees to be bound by these Plan Terms and Conditions.

Data protection
The Data Protection Act 1998 provides protection to participants by governing, amongst other things, the way in which personal information is held and used.

Participants are also afforded rights of access to such information held about them.

The Plan Administrator hereby warrants that it will comply with its notification obligations under the Data Protection (Notification and Notification Fees) Regulations 2000 and that it will protect your personal information in accordance with the principles of the Data Protection Act 1998.

By becoming a participant in the Plan, you agree that the Plan Administrator may:

- keep personal details which you or others give it, and any information the Plan Administrator knows from running your account on a database, and use such information to carry out the services described in these Plan Terms and Conditions;
- disclose information concerning you to the company; to CRESTCo Limited (if entitled to such information) which may disclose the information to regulatory, tax or governmental authorities as appropriate; to any person with legal, administrative or regulatory power over the Plan Administrator in respect of the Plan administration; to any replacement Plan Administrator; to UBS; or to affiliated companies of the Plan Administrator who are involved in carrying out functions related to the Plan administration including such affiliated companies which are outside the EEA in countries which do not have similar protections in place regarding your information and its use.

Under the Data Protection Act 1998, you are entitled, on payment of a fee, to a copy of the information we hold about you. If you believe that any information held about you in relation to the Plan is incorrect or incomplete, you may also request that it be completed or corrected. Please address any requests for information under this clause to the Plan Administrator, Taylor Woodrow plc Dividend Re-Investment Plan, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Financial promotions
These Plan Terms and Conditions constitute a financial promotion (as described in the FSA's Conduct of Business Sourcebook) of the Plan, and have been approved by the Plan Administrator for the purposes of Section 21(2)(b) of FSMA.

Assignment and sub-contracting
You cannot assign any of your rights in the Plan. The Plan Administrator may assign its duties to any affiliate within the Plan Administrator's group, provided that such affiliate has obtained all authorisations necessary to become the administrator of the Plan. If the new administrator writes to you confirming that it will undertake the duties of Plan Administrator, the existing Plan Administrator will cease to have any duties and obligations in respect to the Plan.

The Plan Administrator may also choose to delegate or sub-contract any of its duties to an affiliate within the Plan Administrator's group. In such case, the Plan Administrator will remain responsible for the performance of its duties under these Plan Terms and Conditions.

Force majeure
The Plan Administrator will not be liable for any losses or expenses suffered by you as a result of a delay or failure due to circumstances beyond its reasonable control (for example, because of failure of its or another person's computer systems or telecommunications links or overriding emergency procedures or industrial disputes, strikes, postal delays, war or terrorism). The Plan Administrator will, where possible, take such reasonable steps as it can to bring those circumstances to an end.

Limitation on liability
Where the Plan is suspended or terminated, the Plan Administrator will suspend or cease its performance, and neither the Plan Administrator nor any of its agents will have any liability in respect thereof.

The Plan Administrator accepts no liability for any loss resulting from a delay in taking action where such delay is caused by your delay or failure to provide information, materials or data reasonably requested by the Plan Administrator or regulatory authorities.

The Plan Administrator accepts no liability for any loss of profits, opportunity or goodwill, or any type of special, incidental, indirect or consequential damage or loss suffered by you.

The Plan Administrator is not acting as agent for the company and is not responsible for any acts or omissions by the company or those of the company's agents.

The Plan Administrator will not be required to expend or risk its own funds in buying shares or otherwise incur any financial liability in the performance of any of its duties.

Nothing in these Plan Terms and Conditions shall exclude any liability which is necessary under the FSA rules, and to the extent that the FSA rules require that the Plan Administrator is liable for any matter, these Plan Terms and Conditions shall be read accordingly.

Governing law
This document and all dealings in relation to the Plan are governed by English law. The English courts will have exclusive jurisdiction to decide on any matters relating to the Plan.

These Plan Terms and Conditions constitute the entire and only agreement between you and the Plan Administrator relating to the provision of the Plan and supersede any previous agreements or representations in respect of the Plan.

Complaints
If you think that you have reason to make a complaint, please write in the first instance to:

Head of Regulated Business
Taylor Woodrow plc Dividend Re-Investment Plan
Capita IRG Trustees Limited
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Your complaint will be fully investigated and a full resolution sought. If you still remain dissatisfied, you may complain to the Financial Ombudsman Service, South Quay Plaza, 183 Marsh Wall, London E14 9SR.

The Plan Administrator's complaints procedure is available upon request, but a copy will be provided automatically to you in the event of a complaint being received from you.

The Plan Administrator is a member of the *Financial Services* Compensation Scheme (the 'Scheme') established under FSMA. You may be entitled to compensation from the Scheme if the Plan Administrator cannot meet its obligations. This depends on the type of business and the circumstances of the claim.

Most types of investment business are covered for 100 per cent of the first £30,000 and 90 per cent of the next £20,000, so the maximum compensation is £48,000. The amounts of compensation may be changed from time to time and you should check your entitlement with the Scheme. A leaflet with further details is available on request from the Scheme by calling the helpline on +44 (0)20 7892 7300, logging on to its *website at www.fscs.org.uk or by writing to the Financial* Services Compensation Scheme, 7th Floor Lloyds Chambers, Portsoken Street, London E1 8BN.

General
This Appendix sets out a description of the proposed amendments to the Articles of Association ('Articles') of Taylor Woodrow plc ('the company') pursuant to Resolution 13. The Articles as amended will be produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification. References in this Appendix to any articles are to the current Articles unless otherwise stated.

A draft of the proposed amended Articles showing the changes from the existing Articles will be available for inspection in the Oasis Suite, The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham B40 1PS (the venue for the Annual General Meeting) at least 15 minutes prior to and until the close of the meeting.

A draft of the proposed amended Articles showing the changes from the existing Articles is also displayed at the registered office of the company and the offices of Slaughter and May at One Bunhill Row, London WC1Y 8YY in each case during usual business hours on weekdays (Saturdays and public holidays excepted) as well as on the company's website at www.taylorwoodrow.com up to and including 2 May 2007, the date of the Annual General Meeting.

Retirement of directors
The proposed amendments to article 93.1 and the deletion of article 96 allow all directors to be treated the same irrespective of their age. Directors aged over 70 will no longer be required to retire and seek re-election at each Annual General Meeting. This reflects the recently introduced age discrimination legislation.

Electronic communications
The Companies Act 2006 now permits companies to publish company information and documentation on their websites rather than having to send that information out in paper form.

To utilise these new provisions the company must have a provision in its Articles allowing it to publish such information on its website (or a members' resolution must be passed to the same effect).

In addition, shareholders must consent to receipt of information by way of website publication. Such consent may be deemed in certain circumstances.

Under the current Articles, shareholders have to give explicit (rather than general) consent to receipt of information by way of website publication. The proposed amendments to articles 154 and 155 would mean that the company could provide information to shareholders by publishing it on a website wherever it has a general consent from the shareholders. The company would send requests for consent to each shareholder and such consent would be deemed when there is no response within a specified period. Consent (whether actual or deemed) may be withdrawn at any time.

There are also consequential amendments to articles 152 and 153.

Minor amendments
An amendment is proposed to article 118.1. This is a cross-reference to a provision that was deleted following a resolution of shareholders at the 2006 Annual General Meeting of the company. Various other minor and consequential amendments are also proposed.

Taylor Woodrow plc
Dividend Re-Investment Plan Mandate Form

Only use if you wish to register a plan mandate to join the Dividend Re-Investment Plan.

Not applicable to shareholders in the USA and Canada.

If you wish to participate in the Taylor Woodrow Dividend Re-Investment Plan ('the Plan'), please complete, sign and return this Form to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. All enquiries concerning this Form should be made to Capita Registrars, telephone +44 (0) 870 162 3103.

If your Taylor Woodrow plc shares are held in more than one account you must complete a separate Form for each account. You may either photocopy this Form, obtain more copies from Capita Registrars or join the Plan on-line at www.taylorwoodrow.com

To: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

I/we, the undersigned, confirm that I/we have read and understood the terms and conditions of the Plan applicable at the date of execution of this Form and that I/we wish to participate in the Plan for each future dividend paid on the 25 pence ordinary shares ('shares') of Taylor Woodrow plc and to which the Plan is applied. I/we appoint Capita IRG Trustees Limited as my/our agent to arrange to purchase shares in accordance with the terms and conditions of the Plan. I/we warrant that I/we am/are eligible to participate in the Plan. This mandate will remain in force until revoked in writing by me/us.

Detach along the perforated line and fold form in half. Moisten security seal areas, stick down and post.

FOLD HERE

Full name of registered shareholder (BLOCK CAPITALS PLEASE) ______________________

____

Signature ______________________

Date ______________________

Address ______________________

____

____

Postcode ______________________

CREST participants only

If you are a CREST participant please also complete the following:

CREST participant ID ______________________

CREST member account (if applicable) ______________________

Joint shareholders should sign below:

Full name (2) ______________________

Signature (2) ______________________

Full name (3) ______________________

Signature (3) ______________________

Full name (4) ______________________

Signature (4) ______________________

In the case of joint holders ALL must sign. In the case of a corporation this Form must be executed under its common seal or so as to have effect as a Deed or be signed by a duly authorised official whose capacity should be stated, in accordance with Section 36A of the Companies Act 1985. If this Form is not completed to the satisfaction of Capita IRG Trustees Limited, it will not be processed and will be returned to you for completion.

Taylor Woodrow plc is a company registered in England and Wales No. 296805. Registered Office: 2 Princes Way, Solihull, West Midlands B91 3ES.

Registered No. 296805

RECEIVED
2008 APR 28 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACTS 1929 to 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

TAYLOR WIMPEY plc

(As adopted by Special Resolution passed on 29 May 2002 and as amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007 and 17 April 2008)

PRELIMINARY

1 Other Regulations not to apply

1.1 No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2 Interpretation

2.1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings:

"**address**" includes any number or address used for the purposes of sending or receiving documents or information by electronic means

"**these Articles**" means these Articles of Association as originally adopted or altered or varied from time to time (and "**Article**" means one of these Articles)

"**Auditors**" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"**the Bank of England base rate**" means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998

"**Board**" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"**certificated share**" means a share which is not an uncertificated share or a share in respect of which a share warrant has been issued (and not cancelled) and references in these Articles to a share being held in certificated form shall be construed accordingly

"**Chairman**" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"**clear days**" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation passed under it) from time to time in force concerning companies in so far as it applies to the Company

"**Company**" means Taylor Wimpey plc

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Board has approved

"**Director**" means a director for the time being of the Company

"**holder**" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share, or, in the case of a share in respect of which a share warrant has been issued (and not cancelled), the person in possession of that warrant

"**London Stock Exchange**" means London Stock Exchange plc or other principal stock exchange in the United Kingdom for the time being

"**Office**" means the registered office for the time being of the Company

"**Ordinary Share**" means an Ordinary Share of the Company (as referred to in Article 4)

"**paid up**" means paid up or credited as paid up

"**person entitled by transmission**" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted on the Register

"**participating class**" means a class of shares title to which is permitted by the Operator to be transferred by means of a relevant system

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in each case as such term is defined in Part 18 of the Financial Services and Markets Act 2000

"**Register**" means the register of members of the Company to be kept pursuant to the Companies Acts or, as the case may be, any overseas branch register kept pursuant to Article 103

"**Seal**" means the common seal of the Company or any official or securities seal that the Company may be permitted to have under the Companies Acts

"**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including a joint, temporary, assistant or deputy secretary

"**share**" means a share of the Company

"**uncertificated securities rules**" means any provision of the Companies Acts relating to the holding, evidencing of title to, or transfer of uncertificated shares and any legislation, rules or other arrangements made under or by virtue of such provision

"**uncertificated shares**" means a share of a class which is at the relevant time a participating class, title to which is recorded on the Register as being held in uncertificated form (other than a share represented by a share warrant) and references in these Articles to a share being held in uncertificated form shall be construed accordingly

"**United Kingdom**" means Great Britain and Northern Ireland

"**writing or written**" means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case

of a communication in electronic form, such references are to its being authenticated as specified in the Companies Acts.

2.2 Unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing the masculine gender include the feminine gender; and

(c) a reference to a person includes a body corporate and an unincorporated body of persons.

2.3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Companies Acts in force when these Articles or any part of these Articles are adopted.

2.5 The headings are inserted for convenience only and shall not affect the construction of these Articles.

3 Uncertificated shares

3.1 Notwithstanding anything in these Articles to the contrary, any shares in the Company may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with the uncertificated securities rules and practices instituted by the Operator of the relevant system. Any provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with:

(a) the holding of shares in uncertificated form;

(b) the transfer of title to shares by means of a relevant system; or

(c) any provision of the uncertificated securities rules and,

without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the uncertificated securities rules, of an Operator register of securities in respect of that class of shares in uncertificated form.

3.2 Without prejudice to the generality and effectiveness of the foregoing:

(a) Articles 11, 12 and 33 shall not apply to uncertificated shares;

(b) without prejudice to Article 34 in relation to uncertificated shares, the Board may also refuse to register a transfer of uncertificated shares in such other circumstances as may be permitted or required by the uncertificated securities rules and the relevant system and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four;

(c) in respect of uncertificated shares, the Board may not suspend the registration of transfers of any participating security in accordance with Article 35, without the consent of the Operator of the relevant system;

(d) references in these Articles to a requirement on any person to sign or deliver an instrument of transfer or certificate or other document which shall not be appropriate in the case of uncertificated shares shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Board may make from time to time pursuant to Article 3.2(o) below;

(e) for the purposes referred to in Article 39, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:

(i) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person; or

(ii) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person;

(f) the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as is required by the uncertificated securities rules and the relevant system and, unless the Board otherwise determines, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings;

(g) the Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the uncertificated securities rules and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption; in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled);

(h) unless the Board otherwise determines, shares which a member holds in uncertificated form shall be treated as separate from certificated shares with the same rights;

(i) a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the uncertificated securities rules which applies only in respect of certificated shares or uncertificated shares;

(j) references in Article 41 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares;

(k) if a document referred to in Article 41 relates to uncertificated shares, the Company must comply with any requirements of the uncertificated securities rules which limit its ability to destroy these documents;

(l) for the purposes referred to in Article 43.2, the Board may in respect of uncertificated shares authorise some person to transfer and/or require the holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system;

(m) for the purposes of enforcing the restriction referred to in Article 71.1(b)(ii), the Board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the Board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form;

(n) for the purposes of Article 130.1, any payment in the case of uncertificated shares may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and without prejudice to the generality of the foregoing such payment may be made by the sending by the Company or any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders of such shares or, if permitted by the Company, of such person as the holder or joint holders may in writing direct and for the purposes of Article the making of a payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company;

(o) subject to the Companies Acts the Board may issue shares as certificated shares or as uncertificated shares in its absolute discretion and Articles 5, 133 and 135 shall be construed accordingly;

(p) the Board may make such arrangements or regulations (if any) as it may from time to time in its absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 3 and the uncertificated securities rules and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Article 3;

(q) the Board may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under the Companies Acts or these Articles or otherwise in effecting any actions; and

(r) the Board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security.

3.3 Where any class of shares in the capital of the Company is a participating class and the Company is entitled under any provisions of the Companies Acts or the rules made and practices instituted by the Operator of any relevant system or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the uncertificated securities rules and the rules made and practices instituted by the Operator of the relevant system) shall include the right to:

(a) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form; and/or

(b) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares; and/or

(c) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned; and/or

(d) transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share; and/or

(e) otherwise rectify or change the Register in respect of that share in such manner as may be appropriate; and

(f) take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him.

3.4 For the purposes of this Article 3:

(a) words and expressions shall have the same respective meanings as in the uncertificated securities rules;

(b) references herein to an uncertificated share or to a share (or to a holding of shares) being in uncertificated form are references to that share being an uncertificated unit of a security, and references to a certificated share or to a share being in certificated form are references to that share being a unit of a security which is not an uncertificated unit; and

(c) "cash memorandum account" means an account so designated by the Operator of the relevant system.

SHARE CAPITAL

4 Authorised share capital

4.1 The authorised share capital of the Company at the date of the adoption of these Articles is £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each.[1]

5 Allotment

5.1 Subject to the provisions of the Companies Acts and to any relevant authority of the Company in general meeting required by the Companies Acts, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount.

---

1 By Resolution dated 24 September 2003 the authorised share capital of the Company was increased from £195,000,000 to £205,000,000 divided into 780,000,000 Ordinary Shares of 25p each and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares.

2 By Resolution of the Board dated 24 February 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each.

3 By Resolutions dated 29 May 2007 the authorised share capital of the Company was increased from £205,000,000 to £500,000,000 divided into 2,000,000,000 Ordinary Shares of 25p each by the creation of 1,180,000,000 new Ordinary Shares.

6 Redeemable shares

6.1 Subject to the provisions of the Companies Acts and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide.

7 Power to attach rights

7.1 Subject to the provisions of the Companies Acts and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

8 Share warrants to bearer

8.1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

8.2 The powers referred to in Article 8.1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

9 Commission and brokerage

9.1 The Company may in connection with the issue of any shares or the sale of treasury shares for cash exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of CA

1985, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares or other securities, the grant of an option to call for an allotment of shares or any combination of such methods.

10 Trusts not to be recognised

10.1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

SHARE CERTIFICATES

11 Right to certificates

11.1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) whose name is entered on the Register as the holder of any certificated shares shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name. Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in Article 121.

11.2 The issued shares of a particular class which are fully paid up and rank pari passu for all purposes shall not bear a distinguishing number. All other shares shall bear a distinguishing number.

11.3 The Company shall not be bound to issue more than one certificate in respect of certificated shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

11.4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares.

11.5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person.

12 Replacement certificates

12.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

12.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

12.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

12.4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 12 may be made by any one of the joint holders.

LIEN ON SHARES

13 Lien on shares not fully paid

13.1 The Company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the Company (whether presently or not) in respect of that share. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

14 Enforcement of lien by sale

14.1 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice. For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15 Application of proceeds of sale

15.1 The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is

presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold (without interest).

CALLS ON SHARES

16 Calls

16.1 Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

17 Liability of joint holders

17.1 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

18 Interest on calls

18.1 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding the Bank of England base rate by more than five percentage points (compounded on a 6 monthly basis), as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

19 Rights of member when call unpaid

19.1 Unless the Board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate

general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

20 Sums due on allotment treated as calls

20.1 Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made. If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call.

21 Power to differentiate

21.1 The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

22 Payment in advance of calls

22.1 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the Board may decide. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

23 Delegation of power to make calls

23.1 If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

FORFEITURE OF SHARES

24 Notice if call not paid

24.1 If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

25 Forfeiture for non-compliance

25.1 If the notice referred to in Article 24 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

26 Notice after forfeiture

26.1 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

27 Forfeiture may be annulled

27.1 The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

28 Surrender

28.1 The Board may accept a surrender of any share liable to be forfeited. In such case references in these Articles to forfeiture shall include surrender.

29 Disposal of forfeited shares

29.1 Every share which shall be forfeited shall thereupon become the property of the Company. Subject to the provisions of the Companies Acts, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine. The Board may, for the

purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer signed by that person shall be as effective as if it had been signed by the holder of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

30 **Effect of forfeiture**

30.1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

31 **Extinction of claims**

31.1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Companies Acts given or imposed in the case of past members.

32 **Evidence of forfeiture**

32.1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share under the Seal delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the signing of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

33 Form of transfer

33.1 Subject to such of the restrictions of these Articles as may be applicable, each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be signed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

34 Right to refuse registration

34.1 The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due signing of the transfer or renunciation by him or, if the transfer or renunciation is signed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

34.2 Transfers of shares will not be registered in the circumstances referred to in Article 71.

35 Closing of Register

35.1 The registration of transfers of shares or of any class of shares may be suspended (to the extent the same is consistent with the Companies Acts) at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine. Notice of closure of the Register shall be given in accordance with the requirements of the Companies Acts.

36 Fees on registration

36.1 No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

37 Other powers in relation to transfers

37.1 Nothing in these Articles shall preclude the Board:

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person; or

(b) if empowered by these Articles to authorise any person to sign an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 14.

TRANSMISSION OF SHARES

38 On death

38.1 If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

39 Election of person entitled by transmission

39.1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer signed by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the

death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register.

40 Rights on transmission

40.1 Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

41 Destruction of documents

41.1 The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled;

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it;

(e) any instrument of proxy which has been used for the purpose of a poll at any time after a period of one year has elapsed from the date of use; or

(f) any instrument of proxy which has not been used for the purpose of a poll at any time after a period of one month has elapsed from the end of the meeting to which the instrument of proxy relates.

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained

on microfilm or by other similar means which such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

41.2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 41 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 41 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 41 which would not attach to the Company in the absence of this Article 41; and

(c) references in this Article 41 to the destruction of any document include references to the disposal of it in any manner.

ALTERATION OF SHARE CAPITAL

42 <u>Increase, consolidation, cancellation and sub-division</u>

42.1 The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate, or consolidate and then sub-divide all or any of its share capital into shares of larger amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares.

43 Fractions

43.1 Whenever as the result of any consolidation, consolidation and sub-division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company); or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the Board may exercise all the powers conferred on it by Article 135 without an ordinary resolution of the Company.

43.2 For the purposes of any sale of consolidated shares pursuant to Article 43.1, the Board may authorise some person to sign an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

44 Reduction of capital

44.1 Subject to the provisions of the Companies Acts and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any way.

45 Purchase of own shares

45.1 Subject to the provisions of the Companies Acts and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

VARIATION OF CLASS RIGHTS

46 Sanction to variation

46.1 Subject to the provisions of the Companies Acts, if at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

47 Class meetings

47.1 All the provisions in these Articles as to general meetings shall mutatis mutandis apply to a separate meeting of the holders of any class of shares convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons entitled to vote and holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares). Every holder of shares of the class, present in person or by proxy, and entitled to vote may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy and entitled to vote shall be a quorum.

48 Deemed variation

48.1 Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own

shares in accordance with the provisions of the Companies Acts and these Articles.

GENERAL MEETINGS

49 Omission or non-receipt of notice

49.1 The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

50 Quorum

50.1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

51 If quorum not present

51.1 If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within five minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

52 Chairman

52.1 The Chairman of the Board shall preside at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting. If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting.

53 Directors and other persons may attend and speak

53.1 A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the Company.

54 Power to adjourn

54.1 The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

55 Notice of adjourned meeting

55.1 Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for 14 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

56 Business of adjourned meeting

56.1 No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

57 Accommodation of members and security arrangements

57.1 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside ("**the Principal Place**"); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

57.2 The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions.

VOTING

58 Method of voting

58.1 At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the Chairman of the meeting; or

(b) by at least five members present in person or by proxy and entitled to vote at the meeting; or

(c) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The Chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

58.2 At general meetings, resolutions shall be put to the vote by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

59 Chairman's declaration conclusive on show of hands

59.1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

60 Objection to error in voting

60.1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

61 Amendment to resolutions

61.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

61.2 In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or the Chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

62 Procedure on a poll

62.1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any

other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. The Chairman may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

62.2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

62.3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

62.4 On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

63 Votes of members

63.1 Subject to the provisions of the Companies Acts, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every proxy appointed by a member (other than the Chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. Subject to the provisions of the Companies Acts, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder.

63.2 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

63.3 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to

exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place or address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

64 Restriction on voting rights for unpaid calls etc

64.1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the Company.

65 Voting by proxy

65.1 Any person (whether a member of the Company or not) may be appointed to act as a proxy. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

66 Form of proxy

66.1 An appointment of a proxy shall:

(a) be in writing and, if the Board in its absolute discretion determines, may be contained in a communication in electronic form, in any such case in any common form or in such other form as the Board may approve and (i) if in writing but not contained in a communication in electronic form, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf or (ii) in the case of an appointment contained in electronic form, submitted by or on behalf of the appointor, subject to such terms and conditions and authenticated in such manner as the Board may in its absolute discretion determine;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit;

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

67 Deposit or receipt of proxy

67.1 The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

(a) in the case of an instrument in writing (including any such power of attorney or other authority) be deposited at the Office or at such other place or places within the United Kingdom as is specified in the notice convening the meeting or in any notice of any adjourned meeting or in any appointment of proxy sent out by the Company in relation to the meeting not less than 48 hours (or such shorter time as the Board may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(aa) in the case of an appointment in electronic form, where an address has been specified for the purpose of receiving communications by electronic means:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in electronic form to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours (or such shorter time as the Board may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours (or such shorter time as the Board may determine) before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director;

and an appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided in these Articles, but because of a technical problem it cannot be read by the recipient.

The Board may at its discretion determine that in calculating the periods mentioned in this Article no account shall be taken of any part of a day that is not a working day.

No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

68 More than one proxy may be appointed

68.1 A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

69 Board may supply proxy cards

69.1 The Board may at the expense of the Company send or make available, by post, electronic means or otherwise, appointments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 49, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

70 Revocation of proxy

70.1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was signed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or, where the appointment of proxy was contained in a communication in electronic form, at the address which such appointment was duly received, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy, at least 48 hours (or such shorter time as the Board may determine) before the commencement of

the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used.

71 Failure to disclose interests in shares

71.1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 Companies Act 2006 and has failed in relation to any shares ("the default shares", which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board otherwise determines:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares):

(i) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 133, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

71.2 Where the sanctions under Article 71.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 71.1(b) shall become payable) at the end of the period of seven days (or such shorter period as the Board may determine) after the earlier of:

(a) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete.

71.3 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 793 Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 80.1.

71.4 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 71 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary.

71.5 Where the member on which a notice under section 793 Companies Act 2006 is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

71.6 For the purposes of this Article 71:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "**interested**" shall be construed as it is for the purpose of section 793 Companies Act 2006;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) "**prescribed period**" means 14 days;

(e) **"excepted transfer"** means, in relation to any shares held by a member:

(i) a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 Companies Act 2006); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

71.7 Nothing contained in this Article 71 shall be taken to limit the powers of the Company under sections 794 and 795 Companies Act 2006.

UNTRACED MEMBERS

72 <u>Power of sale</u>

72.1 The Company shall be entitled to sell at the best price reasonably obtainable any certificated share of a member, or any certificated share to which a person is entitled by transmission, if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that the share has been in issue either in certificated or uncertificated form during such period of 12 years and the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the

member or the person entitled by transmission to the share or the address for the service of notices notified under Article 140.c;

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e) the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange.

72.2 To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

72.3 If during the period of 12 years referred to in Article 72.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 81.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 72.1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

73 Application of proceeds of sale

73.1 The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

PRESIDENT

74 Appointment of President

74.1 The Board may appoint any person who is or has been a Director and who in the opinion of the Board has rendered outstanding services to the Company to be President and may determine the period for which he is to hold office. Any such appointment may be made on such terms as to remuneration and otherwise as the Board may think fit and may be terminated by the Board.

75 Duties of President

75.1 It shall be the duty of the President to advise the Board on such matters as he or it may deem to be of interest to the Company. The President shall not by virtue of his office as such have any powers or duties in relation to the management of the business of the Company and shall not by virtue of his office as such be a Director.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

76 Number of Directors

76.1 Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors shall be not more than 18 or less than two.

77 Power of Company to appoint Directors

77.1 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

78 Power of Board to appoint Directors

78.1 Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

79 Appointment of executive Directors

79.1 Subject to the provisions of the Companies Acts, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Chief Executive or Managing Director) for such term (subject to the provisions of the Companies Acts) and subject to such other conditions as the Board thinks fit in accordance with Article 96. The Board may revoke or

terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company.

80 Eligibility of new Directors

80.1 No person, other than a Director retiring (by rotation or otherwise), shall be appointed or re-elected a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than 42 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-election, stating the particulars which would, if he were so appointed or re-elected, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-elected, is lodged at the Office.

81 Share qualification

81.1 A Director shall not be required to hold any shares of the Company.

82 Resolution for appointment

82.1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

83 Retirement by rotation

83.1 At every annual general meeting any Director:

(i) who has been appointed by the Board since the last annual general meeting, or

(ii) who held office at the time of the two preceding annual general meetings and who did not retire at either of them, or

(iii) who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting,

shall retire from office and may offer himself for re-appointment by the members.

84 Position of retiring Director

84.1 A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-elected. If he is not re-elected or deemed to have been re-elected, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

85 Deemed re-election

85.1 At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-elected unless it is expressly resolved not to fill the vacancy or a resolution for the re-election of the Director is put to the meeting and lost.

86 Removal by special resolution

86.1 In addition to any power of removal conferred by the Companies Acts, the Company may by special resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by special resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-elected a Director.

87 Vacation of office by Director

87.1 Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these Articles, the office of a Director shall be vacated if:

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting;

(b) he ceases to be a Director by virtue of any provision of the Companies Acts, is removed from office pursuant to these Articles or the Companies Acts or becomes prohibited by law from being a Director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an

application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated;

(e) he is absent, without the permission of the Board, from Board meetings for six consecutive months; or

(f) he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all the other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company) and, for this purpose, a set of like notices each signed by one or more of the Directors shall be as effective as a single notice signed by the requisite number of Directors.

88 Resolution as to vacancy conclusive

88.1 A resolution of the Board declaring a Director to have vacated office under the terms of Article 87 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

89 Directors' fees

89.1 The Directors shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £300,000[2] per annum or such other sum as the Company in general meeting by ordinary resolution shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

90 Expenses

90.1 Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings

2 By an Ordinary Resolution dated 20 April 2004, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £300,000 per annum to £600,000 per annum.

2 By an Ordinary Resolution dated 29 May 2007, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £600,000 per annum to £1,000,000 per annum.

of the holders of any class of shares or of debentures of the Company. The Company may also fund a Director's expenditure for the purposes permitted by the Companies Acts and may do anything to enable a Director of the Company to avoid incurring such expenditure as provided by the Companies Acts.

91 Additional remuneration

91.1 If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

92 Remuneration of executive Directors

92.1 The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

93 Pensions and other benefits

93.1 The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director provided that no benefits (except such as may be provided for by any other Article) may be granted to or in respect of a Director or former Director who has not held an executive office or place of profit under the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Companies Acts, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

94 Powers of the Board

94.1 Subject to the provisions of the Companies Acts, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

95 Powers of Directors being less than minimum number

95.1 If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

96 Powers of executive Directors

96.1 The Board may from time to time:

(a) delegate or entrust to and confer on any Director holding executive office (including a Chief Executive or Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

97 Delegation to committees

97.1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be Directors ; and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors.

97.2 The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

98 Local management

98.1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

99 Power of attorney

99.1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

100 Associate directors

100.1 The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of the Companies Acts or these Articles.

101 Exercise of voting power

101.1 The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

102 Provision for employees

102.1 The Board may exercise any power conferred on the Company by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

103 Overseas registers

103.1 Subject to the provisions of the Companies Acts, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

104 Borrowing powers

104.1 Subject as provided in this Article 104, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of the Companies Acts, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

104.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company exceed an amount equal to 3 times the Adjusted Capital and Reserves.

104.3 For the purposes only of this Article 114:

(a) "**Adjusted Capital and Reserves**" means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company (including any shares held as treasury shares); and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account, capital redemption reserve or retained earnings), after adding thereto or deducting therefrom any balance standing to the credit or debit of any revaluation reserve and the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any material variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group;

(C) excluding the effect on the reserves of the Company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standard;

(iv) excluding (so far as not already excluded) any sum set aside for taxation (other than deferred taxation);

(v) deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) "**cash deposited**" means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand;

(c) **"Group"** means the Company and its subsidiary undertakings including the Group's proportion of any joint arrangements to which the Group is a party from time to time;

(d) **"Group company"** means any company in the Group;

(e) **"moneys borrowed"** include not only borrowed moneys but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital and the amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii) the amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi) any sum advanced or paid to any Group company (or its agents or nominees) by customers of any Group company as unexpended customer receipts or progress payments pursuant to any contract between such customer and a Group company;

(xii) any sum representing any deferred payment to be made by any Group company in respect of a land purchase in relation to which no fixed or floating security shall have been given or is to be given to the vendor pursuant to any contract between any Group company and such vendor; and

(xiii) the amount of any guarantee or contingent liability of any Group company in respect of undertakings or obligations entered into in relation to a transaction or transactions undertaken in the ordinary course of the Group's business;

and in sub-paragraphs (vii) to (xiii) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) "**relevant balance sheet**" means the latest published audited consolidated balance sheet of the Group;

(g) "**subsidiary undertaking**" means a subsidiary undertaking (within the meaning of the Companies Acts) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of the Companies Acts); and "**Group**" and "**Group company**"

and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "**equity share capital**" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under the Companies Acts.

104.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

104.5 A report or certificate of the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

104.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

105 Board meetings

105.1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

106 Notice of Board meetings

106.1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time on reasonable notice. Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for that purpose. A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively.

107 Quorum

107.1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

108 Chairman of Board

108.1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company.

109 Voting

109.1 Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote.

110 Participation by telephone or facsimile

110.1 Any Director may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or any other form of communications equipment, provided that all persons participating in the

meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the Chairman of the meeting or by exchange of facsimile transmissions addressed to the Chairman of the meeting.

110.2 A person so participating by being present or being in telephone communication with or by exchanging facsimile transmissions with those in the meeting or with the Chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.

110.3 A resolution passed at any meeting held in the above manner, and signed by the Chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held.

111 Resolution in writing

111.1 A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be). Such a resolution:

(a) may consist of several documents in the same form each signed by one or more of the Directors or members of the relevant committee, including signatures evidenced by means of facsimile transmission;

(b) to be effective, need not be signed by a Director who is prohibited by these Articles from voting thereon.

112 Proceedings of committees

112.1 All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying.

113 Validity of proceedings

113.1 All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly

appointed, and was duly qualified and had continued to be a Director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

114 Conflicts of Interest Requiring Board Authorisation

(A) The Board may, subject to the quorum and voting requirements set out in this Article, authorise any matter which would otherwise involve a Director breaching his duty under the Companies Acts to avoid conflicts of interest ("Conflict").

(B) A Director seeking authorisation in respect of a Conflict shall declare to the Board the nature and extent of his interest in a Conflict as soon as is reasonably practicable. The Director shall provide the Board with such details of the relevant matter as are necessary for the Board to decide how to address the Conflict together with such additional information as may be requested by the Board.

(C) Any Director (including the relevant Director) may propose that the relevant Director be authorised in relation to any matter the subject of a Conflict. Such proposal and any authority given by the Board shall be effected in the same way that any other matter may be proposed to and resolved upon by the Board under the provisions of these Articles save that:

(i) the relevant Director and any other Director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority; and

(ii) the relevant Director and any other Director with a similar interest may, if the other members of the Board so decide, be excluded from any Board meeting while the Conflict is under consideration.

(D) Where the Board gives authority in relation to a Conflict:

(i) the Board may (whether at the time of giving the authority or subsequently) (a) require that the relevant Director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the Board or otherwise) related to the Conflict; and (b) impose upon the relevant Director such other terms for the purpose of dealing with the Conflict as it may determine;

(ii) the relevant Director will be obliged to conduct himself in accordance with any terms imposed by the Board in relation to the Conflict;

(iii) the Board may provide that where the relevant Director obtains (otherwise than through his position as a Director of the Company) information that is confidential to a third party, the Director will not be obliged to disclose that information to the Company, or to use or apply

the information in relation to the Company's affairs, where to do so would amount to a breach of that confidence;

(iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(v) the Board may revoke or vary such authority at any time but this will not affect anything done by the relevant Director prior to such revocation in accordance with the terms of such authority.

115 Other Conflicts of Interest

(A) If a Director is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must declare the nature and extent of that interest to the Directors in accordance with the Companies Acts.

(B) Provided he has declared his interest in accordance with paragraph (A), a Director may:

(i) be party to, or otherwise interested in, any contract with the Company or in which the Company has a direct or indirect interest;

(ii) hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms, including as to remuneration, as the Board may decide;

(iii) act by himself or through a firm with which he is associated in a professional capacity for the Company or any other Company in which the Company may be interested (otherwise than as auditor);

(iv) be or become a director or other officer of, or employed by or otherwise be interested in any holding Company or subsidiary Company of the Company or any other Company in which the Company may be interested; and

(v) be or become a director of any other Company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other Company.

116 Benefits

A Director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the Company for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under Article 114(A) or permitted under Article 115(B) and no contract shall be liable to be avoided on the grounds of a Director having any type of interest authorised under Article 114(A) or permitted under Article 115(B).

117 Quorum and Voting Requirements

(A) A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other Company in which the Company is interested.

(B) Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other Company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another Director to an office or place of profit with a Company in which the Company is interested and the Director seeking to vote or be counted in the quorum has a Relevant Interest in it.

(C) A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the giving to him of any other indemnity where all other Directors are also being offered indemnities on substantially the same terms;

(iv) the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other Directors are being offered substantially the same arrangements;

(v) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vii) any contract concerning any other Company (not being a Company in which the Director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to Directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or Directors or for, or for the benefit of, persons who include Directors.

(D) A Company shall be deemed to be one in which a Director has a Relevant Interest if and so long as (but only if and so long as) he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that Company (calculated exclusive of any shares of that class in that Company held as treasury shares) or of the voting rights available to members of that Company. In relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

(E) Where a Company in which a Director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract.

(F) If any question shall arise at any meeting of the Board as to the interest of a Director (other than the chairman of the meeting) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of the Director's interest (so far as it is known to him) has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall

be decided by a resolution of the Board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Board.

(G) Subject to these Articles, the Board may also cause any voting power conferred by the shares in any other Company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the Directors or any of them as Directors or officers of the other Company, or in favour of the payment of remuneration to the Directors or officers of the other Company. Subject to these Articles, a Director may also vote on and be counted in the quorum in relation to any of such matters.

118 General

(A) References in Articles 114 to 117 and in this Article to

(i) a contract include references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and

(ii) a conflict of interest include a conflict of interest and duty and a conflict of duties.

(B) The Company may by ordinary resolution suspend or relax the provisions of Articles 114 to 117 to any extent or ratify any contract not properly authorised by reason of a contravention of any of the provisions of Articles 114 to 117.

AUTHENTICATION OF DOCUMENTS

119 Power to authenticate documents

119.1 Any Director, the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having their custody shall be deemed to be a person appointed by the Board for this purpose. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

120 Safe custody

120.1 The Board shall provide for the safe custody of the Seal and of any other seal of the Company.

121 Application of seals

121.1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical or other means. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board; and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors.

121.2 Every certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on it by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, the Companies Acts and the regulations of the London Stock Exchange may authorise; all references in these Articles to the Seal shall be construed accordingly.

122 Official seal for use abroad

122.1 Subject to the provisions of the Companies Acts, the Company may have an official seal for use in any place abroad.

THE SECRETARY

123 The Secretary

123.1 Subject to the provisions of the Companies Acts, the Board shall appoint a Secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the Board.

123.2 Any provision of the Companies Acts or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND OTHER PAYMENTS

124 Declaration of dividends

124.1 Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

125 Interim dividends

125.1 Subject to the provisions of the Companies Acts, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

126 Entitlement to dividends

126.1 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

127 Calls or debts may be deducted from dividends

127.1 The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

128 Distribution in specie

128.1 The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

129 Dividends not to bear interest

129.1 Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company or in respect of a share shall bear interest as against the Company.

130 Method of payment

130.1 The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method (including by electronic media) as the Board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing.

130.2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the Company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.

130.3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

130.4 The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive duly

declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the Board may in its absolute discretion determine.

131 Uncashed dividends

131.1 If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

132 Unclaimed dividends

132.1 All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company.

133 Payment of scrip dividends

133.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to any holders of Ordinary Shares (excluding any member holding shares as treasury shares) the right to elect to receive Ordinary Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods;

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the

Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the Board may exclude from any offer any holders of Ordinary Shares or any Ordinary Shares held by a Depositary or any Ordinary Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder thereof;

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 135 and in relation to any such capitalisation the Board may exercise all the powers

conferred on them by Article 135 without need of such ordinary resolution;

(h) the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

134 Reserves

134.1 The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

135 Capitalisation of reserves

135.1 The Board may, with the authority of an ordinary resolution of the Company:

(a) subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund (including retained earnings) of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and

the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid;

(ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly; and

(iii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(f) generally do all acts and things required to give effect to such resolution.

136 Record dates

136.1 Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Companies Acts the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

ACCOUNTS

137 Inspection of records

137.1 No member in his capacity as such shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

138 Summary financial statements

138.1 The Company may send summary financial statements to members of the company instead of or in addition to copies of its full accounts and reports.

FORM OF NOTICES

139 Notices to be in writing

139.1 Any notice or document (including a share certificate) may if the Board in its absolute discretion considers it appropriate be served on or sent or delivered to any member by the Company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it in electronic form to an address notified by the member concerned to the Company for that purpose or where appropriate, by making it available on

a web site and notifying the member of its availability in accordance with this Article or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

139.2 In the case of joint holders of a share, anything to be agreed or specified in relation to any notice, document or other information to be served on or sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the senior shall be accepted to the exclusion of that of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

139.3 If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or postal address within the United Kingdom for the service of notices and the despatch or supply of documents or other information, or shall have informed the Company, of an address for the service of notices and the despatch or supply of other documents or information in electronic form. For these purposes, any notice, document or other information sent by post shall be treated as returned undelivered if the notice, document or other information is served, sent or supplied back to the Company (or its agents), and a notice, document or other information served, sent or supplied in electronic form shall be treated as returned undelivered if the Company (or its agents) receives notification that the notice, document or other information was not delivered to the address to which it was served, sent or supplied.

139.4 When a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him or, if the Board in its absolute discretion permits, an address to which notices may be sent in electronic form, he shall be entitled to have notices of documents given or sent to him at that address; but otherwise no such member shall be entitled to receive any notice or document from the Company.

140 Notice in case of death, bankruptcy or mental disorder

The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by those Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom or to which notices may be sent in electronic form supplied for that purpose by the person claiming to be so entitled, or, where appropriate, by notifying that person of the availability of such notice on a website. Until such

an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

141 Evidence of service

(a) Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left.

(b) Any notice, document or other information served, sent or supplied by the Company by means of a relevant system shall be deemed to have been received when the Company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice, document or other information.

(c) Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent notwithstanding that the Company subsequently sends a hard copy of such notice, document or information by post. Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is received or deemed to have been received pursuant to this Article. In proving that a notice, document or other information served, sent or supplied by electronic means was served, sent or supplied, it shall be sufficient to prove that it was properly addressed.

(d) Any notice, document or other information served, sent or supplied by the Company by any other means authorised in writing by the member concerned shall be deemed to have been received when the Company has carried out the action it has been authorised to take for that purpose.

(e) Any member present, either personally or by proxy, at any general meeting of the Company or of the holders of any class of share in the Company shall for all purposes be deemed to have received due notice of that meeting, and of the purposes for which the meeting was called.

142 Notice binding on transferees

142.1 Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under Article 71) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

143 Notice by advertisement

143.1 Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

144 Suspension of postal services

144.1 If at any time by reason of the suspension, interruption or curtailment of postal services or threat thereof within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by giving notice to those members with whom the Company can communicate by electronic means and who have provided the Company with an address for this purpose. The Company shall also publish notice by way of advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. In any such case the Company shall send confirmatory copies of the notice by post to those members who would otherwise receive the notice in hard copy form if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom in hard copy form again becomes practicable.

INDEMNITY

145 Right to indemnity and power to insure

145.1 To the extent permitted by the Companies Acts, the Company may indemnify any Director of the Company or director of any associated company against any liability and may purchase and maintain for any Director of the Company or director of any associated company insurance against any liability. No Director of the Company or of any associated company shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of such benefit shall not disqualify any person from being or becoming a Director of the Company.

WARRANTS TO SUBSCRIBE

146 Warrants to subscribe for shares

146.1 The Company may, subject to the provisions of the Companies Acts and of these Articles, issue warrants to subscribe for shares in the Company. Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the Board including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation *pari passu* with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had he exercised the subscription rights conferred by his warrants prior to the winding up but after deduction of the price (if any) payable on exercise of such subscription rights.

TP080530059

Taylor Woodrow plc
Form of proxy for use by shareholders at the Annual General Meeting to be held on Wednesday, 2 May 2007.

[PRINTED SHAREHOLDER DETAILS]

See notes opposite on how to complete this form of proxy.

I/we being the member(s) named above, hereby appoint the Chairman of the meeting or (see note 1)

as my/our proxy to vote on my/our behalf at the Annual General Meeting of the company to be held on Wednesday, 2 May 2007 at 2pm and at any adjournment thereof.

I/we have indicated with an 'x' how I/we wish my/our votes to be cast on the following resolutions:

Ordinary Business	**For**	**Against**	**Vote Withheld**
1. To receive the annual accounts and directors' and auditors' reports thereon			
2. To declare a final dividend			
3. To elect Ian Smith as a director			
4. To re-elect Katherine Innes Ker as a director			
5. To re-elect Vernon Sankey as a director			
6. To re-appoint Deloitte & Touche LLP as auditors			
7. To authorise the Board to determine the auditors' remuneration			
8. To approve the Directors' Remuneration Report			
Special Business			
9. To renew the authority to make political donations (Ordinary Resolution)			
10. To renew the authority to allot shares (Ordinary Resolution)			
11. To renew the authority to dis-apply pre-emption rights (Special Resolution)			
12. To renew the authority to make market purchases of shares (Special Resolution)			
13. To amend certain articles in the Articles of Association (Special Resolution)			

Signature   Date

Taylor Woodrow plc

Attendance Card

[redacted]

00000128808

This Attendance Card is for use by shareholders at the Annual General Meeting to be held on Wednesday, 2 May 2007.

The 2007 Annual General Meeting of Taylor Woodrow plc will be held in the Oasis Suite, The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham B40 IPS on Wednesday, 2 May 2007 at 2pm. A location map is printed overleaf.

If you attend the Annual General Meeting, you should bring this card with you. It will help you to gain entrance into the meeting with as little delay as possible, as it will provide evidence of your right to attend and vote at the meeting.

Notes on how to complete the form of proxy:

1. To appoint someone other than the Chairman as your proxy, strike out the words 'the Chairman of the meeting or' and insert the name and address of your proxy (any alterations made to this form of proxy must be initialled by the person who signs it). Your proxy need not be a member of the company but must attend the meeting in person to represent you.
2. Unless otherwise indicated, the proxy will vote as he thinks fit or, at his discretion, abstain from voting.
3. If the shareholder is a corporation, this form of proxy must be executed under its common seal or be otherwise executed so as to have effect as if so executed or be signed by a duly authorised official or attorney.
4. This form of proxy may be returned or proxy instructions given by either of the following methods:
   (i) logging on to www.taylorwoodrow.com;
   (ii) by post to the Proxy Processing Centre, Telford Road, Bicester OX26 4LD. You may also hand deliver your proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR during usual business hours; or
   (iii) CREST members may use the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual.
5. To be effective, all proxy instructions must be received by Capita Registrars no later than 2pm on Monday 30 April 2007 or, in the case of an adjournment, no later than 48 hours before the time appointed for the adjourned Annual General Meeting.
6. In the case of joint holders, only the vote of the first named holder who tenders a vote, whether in person or by proxy, will be counted.
7. The 'Vote Withheld' option is to enable you to abstain on any particular resolution. However, it should be noted that a withheld vote is not a 'vote' in law and will not be counted in votes 'For' and 'Against' a resolution.
8. Submission of your form of proxy instructions will not prevent you from attending and voting at the Annual General Meeting, although if you do so vote, any votes purported to be cast on your behalf by your proxy will be disregarded.
9. This form of proxy is for use in respect of the shareholder account specified above only and should not be amended or submitted in respect of a different account.

The following is a statement of our records of your shareholding and use of the shareholder facilities with Taylor Woodrow plc as at the close of business on 27 February 2007.

Number of shares held [ ]

You are a participant in the Dividend Re-Investment Plan Yes [ ] No [ ]
Your dividends are paid direct to your bank account Yes [ ] No [ ]

You have not elected to receive your shareholder documentation by electronic communication. If you would like further details on how to do this or any other shareholder facilities, please refer to Shareholder Information on pages 90 and 91 of the Report and Accounts or contact Capita Registrars at the Beckenham address shown in note 4 above or by telephone on +44 (0) 870 162 3103. The above information is disclosed within the provisions of the Data Protection Act 1998.

Please retain this section for your records.

Directions to The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham B40 IPS

Location:
The Crowne Plaza Hotel is located in the grounds of the National Exhibition Centre and NEC Arena and within easy reach of the major UK motorways (M6, M5, M40 and M42).

Distances:
- Birmingham National Exhibition Centre
  0.5 mile or 10 minute walk
- NEC Arena
  0.2 mile or 5 minute walk
- Birmingham International Railway Station
  0.5 miles or 10 minute walk via NEC walkway.
  There is also a shuttle bus service available.
  On arriving at the station, call 0121 781 4000
  to arrange to be collected by the shuttle bus
- Junction 6, M42
  0.5 mile or 2 minutes by car
- Solihull Railway Station
  10 minutes by taxi

Directions from M42:
- Leave M42 at Junction 6
- From the roundabout, follow directions for NEC
- Take the 2nd exit on the left, South Way
- Follow the route for approximately 500 metres
- The hotel entrance is on the left-hand side and the hotel car park is adjacent to the hotel.



CROWNE PLAZA
NORTH WAY
NORTH AVE
NATIONAL EXHIBITION CENTRE
UNDERPASS
PENDIGO WAY
PERIMETER ROAD
BIRMINGHAM INT'L STATION
BICKENHILL LN
EAST WAY
SOUTH WAY
M42
M42 J6
A45
COVENTRY ROAD
B4438

Please retain this section for your records

BUSINESS REPLY
Licence No. RRHB-RSXJ-GKCY

1

Proxy Processing Centre
Telford Road
Bicester
OX26 4LD

Taylor Woodrow plc
Report and Accounts 2006



Taylor Woodrow

Our aim is to be the homebuilder of choice. Our primary business is the development of sustainable communities of high-quality homes in selected markets in the UK, North America, Spain and Gibraltar. We seek to add shareholder value through the achievement of profitable growth and effective capital management.

Contents

Group Financial Highlights

- Group revenues £3.68bn (2005: £3.56bn)
- Housing profit from operations* £469m (2005: £456m)
- Profit before tax £406m (2005: £411m)
- Basic earnings per share 50.5 pence (2005: 50.6 pence)
- Full year dividend 14.75 pence (2005: 13.4 pence)
- Net gearing 18.6 per cent (2005: 23.7 per cent)
- Equity shareholders' funds per share 364.7 pence (2005: 338.4 pence)

Profit before tax
£m


2006
405.6
2005
411.0
2004
403.9

Full year dividend
pence

(Represents interim dividends declared and paid and final dividend for the year as declared by the Board)


2006
14.75
2005
13.4
2004
11.1

Equity shareholders' funds per share
pence


2006
364.7
2005
338.4
2004
303.8

* Profit from operations is before joint ventures' interest and tax (see Note 3, page 56).

We have delivered a robust performance in 2006, with strong growth in North America and the UK performing in line with expectations.



Norman Askew, Chairman

In 2006 we:

- Increased our home completions in the UK and strengthened our order book;
- Grew home completions and profits in North America, as a result of our strategy of maximising forward sales during the buoyant market conditions of 2005;
- Achieved another good profit increase from our businesses in Spain & Gibraltar;
- Increased equity shareholders' funds per share by 7.8 per cent to 364.7 pence;
- Reduced our gearing to 18.6 per cent.

Growing dividends through the cycle

In line with our progressive dividend policy, the Board recommends an increase in the final dividend for 2006 to 9.75 pence per share from 8.9 pence in 2005. This, together with the interim dividend of 5.0 pence paid on 1 November 2006, makes a total dividend for the year of 14.75 pence, an increase of 10 per cent.

Subject to confirmation at the Annual General Meeting (AGM) on 2 May 2007, the dividend will be paid on 2 July 2007 to shareholders on the register at close of business on 25 May 2007.

This dividend will be paid as a conventional cash dividend but shareholders are once again being offered the opportunity to reinvest some or all of their dividend under the Dividend Re-Investment Plan, details of which are contained in the 2007 AGM circular to shareholders.

Board changes

As previously announced, Iain Napier retired from the Board on 31 December 2006. Following his arrival at Taylor Woodrow in early 2002, Iain oversaw our transition to a focused housebuilder, with the acquisition of Wilson Connolly and the disposal of our non-core Investment and Commercial Property portfolios. On behalf of the Board, I would like to extend our sincere thanks for his leadership during a period of enormous change and wish Iain every success in his new role as Chairman of Imperial Tobacco.

Ian Smith, joined the Board as Chief Executive on 2 January 2007, bringing with him extensive international experience, along with a strong background in strategy, in the logistics and healthcare sectors. I look forward to working with Ian to deliver further success for Taylor Woodrow.

Graeme McCallum retired from the Board in January 2007. He joined us in October 2003 following the acquisition of Wilson Connolly. The company has benefited from his experience in the homebuilding industry and we wish him a long and happy retirement.

Our people

The company's success is dependent upon the expertise and enthusiasm of its team members. I would like to take this opportunity to thank all of my colleagues throughout the Group for their enterprise and hard work over the year.

Thanks are also due to our customers, trading partners, shareholders and other stakeholders in our business for the continuing support that they give to Taylor Woodrow.

Shareholder information

Full details of the facilities available to shareholders can be found on pages 90 and 91 of this Report and Accounts and at www.taylorwoodrow.com.



Norman Askew
Chairman
19 February 2007



Manfield Grange, two miles from the centre of Northampton, offers 79 new homes, ranging from one to five bedrooms, built in the grounds of the former Manfield Grange Children's Hospital.

A listed building, this magnificent restoration provides modern homes and luxury apartments with original and historical features complemented by the latest in high-specification features and fittings.

Above: Manfield Grange, Northampton, England



Featuring a variety of four and five bedroom family homes, River Heights is situated in the picturesque area of Steiner Ranch, Texas, and is located within walking distance of the town centre and is close to local schools.

Above: River Heights, Steiner Ranch, Austin, Texas, USA

Taylor Woodrow operates a portfolio of housing businesses in selected markets in the UK, North America, Spain and Gibraltar, which account for 98 per cent of our operating profits. In addition to building new homes, we also have expertise in mixed-use development and construction, which help to support our development of sustainable new communities.



Ian Smith, Chief Executive

Structure and strategy
Our aim is to be the homebuilder of choice. Our primary business is the development of sustainable communities of high-quality homes in selected markets in the UK, North America, Spain and Gibraltar. We seek to add shareholder value through the achievement of profitable growth and effective capital management. Our performance in delivering total shareholder return can be seen on page 40.

We are a national homebuilder in the UK. In the United States we operate in Arizona, California, Florida and Texas. We also build in Ontario, Canada. Our operations in Spain are focused on the popular holiday destinations of the Costa Blanca, Costa del Sol and Mallorca.

Operating a portfolio of housing businesses allows us to allocate our capital where we see the best opportunities for risk-adjusted returns. It also enables us to mitigate the impact of any short-term weakness in any particular market or sub-market. Consequently, as the markets in Arizona, California and Florida started to weaken in 2005, we were able to reduce our planned land spend in North America for 2006 and allocate additional funding to our UK Housing business.

Each business is targeted to:
- Deliver high-quality homes in which our customers want to live;
- Use capital efficiently;
- Identify and manage risk effectively;
- Deploy effective and disciplined processes and systems, which encourage continuous improvement and support 'right first time' results;
- Work closely with supply chain partners to improve the way in which business is conducted;
- Recruit, retain and develop high-quality staff.

Strategic priorities
The Group's key strategic priorities are to:
- Improve operating margins and returns on capital from our UK Housing business;
- Deliver competitive operating profit margins and return on capital in North America, whilst positioning the business for growth as market conditions allow;
- Consolidate stable performance from our business in Spain and Gibraltar, whilst building a platform for future growth;
- Grow the profits of our Construction business, while managing risk effectively.

Monitoring our performance

Operating margin is calculated using profit from operations (excluding joint ventures' interest and tax) and revenue (including that of joint ventures). Please see Note 3 of the Consolidated Financial Statements on page 56 for further information. This measure represents the profitability of our operations.

Return on average capital employed (ROACE) is calculated using profit from operations (excluding joint ventures' interest and tax) and capital employed (pre-goodwill). This measure indicates how efficiently the business is using its capital to generate profits.

Gearing is calculated as net debt divided by shareholders' funds and represents the level of borrowing within the business.

Home completions include sales from within joint ventures, which are counted as a proportion of a unit in line with the percentage of the joint venture owned by Taylor Woodrow.

The order book represents future business, consisting of houses or lots reserved or amounts yet to be invoiced on construction contracts.

Landbank indicates the 'stock' available for new housing, for which planning consent has been received. Some of the landbank is owned outright, whilst other plots are controlled through options.

Customer satisfaction is measured by each of our businesses through the use of customer surveys. The way in which these surveys are conducted and the questions that they contain vary by business.


Operating margin %
2006
13.0
2005
13.5
Return on average capital employed %
2006
23.0
2005
24.6
Gearing %
2006
18.6
2005
23.7
Order book £m
2006
2,235
2005
2,025
Landbank plots
2006
68,662
2005
75,160


Home completions
2005
2006
12,516
13,165

Results
Consolidated revenue for the year to 31 December 2006 was up 3 per cent at £3,572.1m (2005: £3,476.9m). Profit before tax was £405.6m (2005: £411.0m).

At 31 December 2006, total equity before minority interests was £2,103.5m (2005: £1,928.4m). Net debt was £391.3m (2005: £456.9m). Net gearing was 18.6 per cent (2005: 23.7 per cent).

Basic earnings per share was 50.5 pence (2005: 50.6 pence). Equity shareholders' funds per share increased by 7.8 per cent to 364.7 pence.

Group housing

	2006	2005
Revenue, including joint ventures £m	3,128.4	2,864.9
Profit from operations* £m	469.2	456.0
Operating margin* %	15.0	15.9
Ending capital employed £m	2,241.2	2,138.2
ROACE %	21.4	22.9
Home completions	13,165	12,516
Home average selling price £'000	207	204
Lot completions	6,413	4,495
Order book £m	1,070	1,318
Landbank plots	68,662	75,160

Group housing has had a good year, with our North American business reporting another year of record profits. Revenue increased to £3,128.4m (2005: £2,864.9m), reflecting an increase in both home and lot completions. Profits from operations were higher than last year, at £469.2m, as the increase in completions outweighed the reduction in overall Group housing operating margin.

Some 53 per cent of 2006 Group housing profit from operations* came from overseas operations (2005: 49 per cent). This reflects our decision to increase investment into those markets over the last few years.

The Group housing landbank (owned and controlled) was reduced to 68,662 plots (2005: 75,160), as a result of our more cautious approach to land buying in North America. The Group housing order book stood at £1,070m (2005: £1,318m), with a decrease in North America offsetting increases in the UK and Spain.

*Throughout the Chief Executive's Review, profit from operations and operating margins exclude joint ventures' interest and tax (see Note 3, page 56). The Group's share of joint venture revenue is used in the margin calculation (see Note 3, page 56).



Dan Y Graig Gwent, Wales



Grand Union Village is a £130 million redevelopment of a 54 acre brownfield site in West London into a mixed use, sustainable urban village, set alongside the Grand Union Canal.

When complete, over 800 homes, including apartments and family homes, will be provided as well as a new canal basin known as Engineer's Wharf. A Community Development Trust, set up and part funded by Taylor Woodrow, is now actively involving residents in the creation and management of community facilities provided at the site. The development was recognised with a Prince's Foundation award in February 2007 for creating a community design that has helped to improve the quality of life for the people who live there.

Above: Grand Union Village, Northolt, West London, England

UK home completions

+1.4%


2005
2006
8,178
8,294

UK home average selling price

+4.3%


2005
2006
£185k
£193k

UK housing

	2006	2005
Revenue, including joint ventures £m	1,842.0	1,647.4
Profit from operations* £m	221.5	233.4
Operating margin* %	12.0	14.2
Ending capital employed £m	1,574.4	1,585.1
ROACE %	14.0	15.2
Home completions	8,294	8,178
Home average selling price £'000s	193	185
Lot completions	3,695	1,748
Active sites (average)	207	204
Order book £m	534	411
Landbank plots	34,827	34,985
Strategic landbank potential plots	79,000	80,000
Customer satisfaction %	78	75

2006 saw a return to more stable market conditions in the UK. There was, however, considerable regional variation in the strength of markets. London and the South-East were particularly strong while the Midlands and North remained subdued. Overall visitor levels per site per week were up 12 per cent on 2005 and we also saw an increase in the reservation rate to 0.83 homes per site per week (2005: 0.81). Cancellation rates have also improved, with the 2006 level of 17 per cent being broadly in line with the long-run industry average (2005: 20 per cent).

We have increased our average number of active sites in 2006 to 207 (2005: 204). Home completions for the year were up 1 per cent to 8,294 (2005: 8,178) and we entered 2007 with an order book up by 30 per cent to £534m (2005: £411m).

Average selling prices were higher at £193k (2005: £185k). An increase in the underlying price per square foot offset the slight reduction in average square footage of our homes from 960 sq ft to 952 sq ft. The latter was a result of an increase in the proportion of social housing completions to 15 per cent (2005: 13 per cent) and the proportion of apartment completions to 45 per cent (2005: 40 per cent).

UK Housing revenue increased by 11.8 per cent, driven by the increases in home completions and average selling prices. Operating margins* were lower at 12.0 per cent (2005: 14.2 per cent). Results in 2005 benefited from a higher level of land profits, primarily due to the disposal of the Quartermile project in Edinburgh. Revenue from land sales in 2006 was £194.6m (2005: £134.4m) and yielded lower profits and margins than in 2005, due to an increased proportion of recently-acquired land in the mix. This is a result of our strategy of acquiring large sites and selling on those parcels of land that we do not require for our homebuilding business. Return on average capital employed for the year was 14.0 per cent (2005: 15.2 per cent).

Our operating margin has declined in 2006, and consequently growth in margin is the long-term key focus of our UK Management. We are preparing a number of new measures to extract greater value from our sites. These will complement our ongoing activity to better manage cost:

UK Housing revenue, including joint ventures
£m


2006
1,842.0
2005
1,647.4

UK Housing profit from operations*
£m


2006
221.5
2005
233.4

- Increasing the proportion of our homes that are built using our core range, which provides customers with the choice that they need, whilst also enabling us to achieve lower build costs;
- Further developing our 'right first time' approach to reduce maintenance costs and increase customer satisfaction;
- Increasing build process efficiency.

We will be providing an update on our progress with these initiatives when we announce our interim results on 31 July 2007.

Our Supply Chain team works to deliver value throughout the build process. Their skills were recognised by the Chartered Institute of Purchasing and Supply when Taylor Woodrow's Supplier Management Solution won the award for 'Best Use of Technology' in 2006.

We continue to make good progress with our strategic landbank, which represents land that does not currently have planning consent. Having identified a site with strategic potential we will typically agree a purchase option arrangement with the landowner and then work together to promote the land through the planning process. Such options generally provide us with the ability to purchase the land at a discount to market value when suitable planning consents are obtained. Sites brought through from the strategic landbank typically generate higher margins than those bought in the open market with a planning consent in place. During 2006, 22 per cent of our home completions were strategically sourced (2005: 19 per cent) and we aim to increase this to 25 per cent of our completions by 2008. At the end of 2006 we had 79,000 potential plots within our strategic landbank (2005: 80,000) and 39 per cent of the land in our landbank originally came from strategic sources (2005: 41 per cent).

The quality of the landbank is critical to delivering growth in future years. As well as the strength of the strategic land outlined above, we have maintained our investment in the UK landbank during 2006. As a result, our year end landbank stood at 34,827 plots owned or controlled, broadly in line with the position a year ago. This represents 4.2 years of supply.

We are committed to developing communities where people want to live, rather than just building a collection of houses. For example, The Green Building at Macintosh Village in Manchester won the Civic Trust Sustainability Award for its urban design and use of materials.

Customer satisfaction is a key priority and our efforts in this area are reflected in the improvements to our customer satisfaction score. In 2006, the score for our UK Housing business rose to 78 per cent (2005: 75 per cent).



At Victoria Wharf in Cardiff, for the second year running, we have received the NHBC UK Supreme Award for our management of this waterfront development.

This is a 479 home residential waterfront community situated on a prestigious peninsula in Cardiff Bay, with its wealth of shopping, leisure and sporting amenities. The development is being built by Taylor Woodrow Construction Limited for our UK Housing business.

Above: Victoria Wharf, Cardiff, Wales

UK housing organisation

Our UK business provides around 8,000 new homes each year, through approximately 200 sites currently in development across England, Scotland and Wales.

The business operates currently from three divisions: Northern, Eastern and Western which incorporate our network of 12 regional offices. This structure may be subject to change going forward.

Northern

The northern division has four operating regions - Scotland, the North West, Yorkshire and North East, and the East Midlands.

	2006	2005
Home completions	3,150	3,132
Average selling price	£194k	£179k
Total plots owned and controlled with consent	14,150	13,862

Scotland
Based in Livingstone, the region covers mainly the central belt of the country.

Duloch Grange, Dunfermline in Scotland is a development of 380 homes including apartments and houses in this thriving and growing town in West Fife. Buyers will have the choice of 18 different house types, many with garden rooms.

North West
The regional office is located at Warrington and covers Cheshire and Greater Manchester, up to Lancashire and west in to Denbyshire.

Stamford Brook, Altrincham in Cheshire is part of the National Trust's Dunham Massey estate. The scheme is a proving ground for a variety of sustainable development features and techniques. Our joint venture will provide 650 new homes of high environmental performance standards, over a period of six years.

North East and Yorkshire
The region covers Northumberland, County Durham and Yorkshire from its office in Leeds.

East Midlands
With its base in Leicester, the East Midlands region provides new homes across Northamptonshire, Leicestershire, Derbyshire and Lincolnshire.

Eastern

The eastern division has four operating regions – Eastern, London, the South East and Anglia.

	2006	2005
Home completions	2,595	2,596
Average selling price	£202k	£193k
Total plots owned and controlled with consent	11,571	11,947

Eastern
Based in Welwyn Garden City, the region covers Essex, Hertfordshire and Bedfordshire.

Anglia
The Anglia region covers the counties of Norfolk, Suffolk and Cambridgeshire from its office in Newmarket.

London
Based in Watford the London regional team sells new homes across central and greater London.

Holwood in Keston sits within approximately 74 acres. The development offers new homes positioned within the historic surroundings of a stately English mansion. Built primarily on the footprints of former buildings with additional conversion of period buildings, this exclusive project of 94 homes has been carefully created to complement the well-established Holwood Estate.

South East
Our South East region covers Sussex, Surrey and Kent from its office in Crawley.

Western

The western division has four operating regions – West Midlands, South West, South and South Wales.

	2006	2005
Home completions	2,549	2,450
Average selling price	£182k	£184k
Total plots owned and controlled with consent	9,106	9,176

West Midlands
The West Midlands region is based in Solihull and spans the West Midlands, Shropshire, North Oxfordshire, Herefordshire, Warwickshire and Worcestershire.

Telford Millennium Community, Telford in Shropshire is a major regeneration project of a former colliery. Plans for the site include up to 800 highly sustainable, high quality homes, at least 25 per cent of which will be affordable, and associated community, education and commercial facilities. The development is one of the seven Millennium Communities commissioned by English Partnerships.

South Wales
Our latest operating region opened for business in January 2007. With its office based in Cardiff it covers areas from Newport and Cardiff to Swansea. The region aims to sell around 400 homes in 2007 and intends to increase this number in 2008 by securing further land opportunities and expanding into Carmarthenshire.

South West
Based in Chipping Sodbury near Bristol, the South West region covers Gloucestershire, Wiltshire, Somerset and North Devon.

South
Based in Newbury, the South region covers Berkshire, Hampshire, Dorset and straddles South Wiltshire.



Stamford Brook, Altrincham, Cheshire, England



Duloch Grange, Dunfermline, Fife, Scotland



Holwood, Keston, Surrey, England



Telford Millennium Community, Shropshire, England


Scotland
Northern
Yorkshire/ North East
Leeds
North West
East Midlands
Anglia
Newmarket
West Midlands
Solihull
Welwyn Garden City
Eastern
Watford
London
South Wales
Chipping Sodbury
Newbury
South West
South
South East
Crawley



The Senna Hills community is situated within a scenic area of Austin, yet only a short driving distance from the city centre.

Senna Hills features a community centre with playground, pool, tennis, basketball and an active homeowners' association.

Above: Senna Hill, Austin, Texas, USA

North America home completions

+14.2%


2005
2006
3,932
4,492

North America home average selling price

-6.0%


2005
2006
£248k
£233k

North America housing

	2006	2005
Revenue, including joint ventures £m	1,194.3	1,141.8
Profit from operations* £m	221.3	199.6
Operating margin* %	18.5	17.5
Ending capital employed £m	577.2	495.6
ROACE %	41.3	49.2
Home completions	4,492	3,932
Home average selling price £'000s	233	248
Lot completions	2,640	2,735
Active sites (average)	108	85
Order book US$m	854	1,421
Landbank plots	31,353	37,910
Customer satisfaction %	87	86

Our North American business has delivered another excellent year of profit growth, with profit from operations* increasing by 11 per cent to £221.3m (2005: £199.6m). This reflects the success of our strategy of maximising forward sales in the buoyant market conditions of 2005 in order to mitigate the anticipated impact of market weakness in Arizona, California and Florida during 2006.

Home completions increased by 14 per cent to 4,492 (2005: 3,932) with lot completions slighter lower at 2,640 (2005: 2,735). Despite the challenging market conditions, our operating margin increased to 18.5 per cent, as the reservations in our order book at the start of the year were converted into completions. Return on average capital employed has reduced from the wholly exceptional levels achieved last year, but still represents a very strong result.

We entered 2006 with a record order book of US$1,421m as a result of our focus on pre-selling. Our order book of US$854m at the end of 2006 reflected the weaker market conditions experienced during the year.

We have been more cautious in the land market in 2006, as land prices adjusted downwards to reflect the market conditions. Much of our land is acquired under option initially and only bought outright once planning consents are in place. We carefully review the terms of each option as it becomes exercisable and, where terms are no longer attractive due to changes in market conditions, we approach the land vendor to renegotiate. In many instances we have managed to improve terms, but there have also been cases where we have allowed options to lapse. We have undertaken a full review of our year-end land positions which, in conjunction with deposits on options not taken up, has resulted in a pre-tax land write-off of US$40m.

While we have continued to buy land through our existing portfolio of options, we have been very selective in replacing options during 2006. As a result, our landbank at the year end stood at 31,353 plots (2005: 37,910 plots). This represents 4.4 years of supply and allows us to continue to be selective in our land purchasing in 2007.

While short-term market prospects are difficult, commentators are united in the belief that a recovery will occur. There is very significant potential for Taylor Woodrow in North America in the medium-term. Our home completions in North America are just over a half of our completions in the UK for 2006, but the Florida market alone is larger than the entire UK market.

Our business in Arizona, which is focused on the Phoenix market, has been tremendously successful since it was acquired in 2002. Having originally been centred on entry-level homes, the business has been diversifying into the mid-market and during 2006 launched a new product range, targeting growing families and executive buyers. We completed 1,245 homes in Arizona in 2006 (2005: 1,009) at an average selling price of US$287k (2005: US$209k). The business is also a highly successful land developer, buying larger tracts of land, identifying the plots that best suit our product and selling on the remaining plots to other builders. During the year we completed the sale of 1,171 lots (2005: 1,076). Whilst the market in Arizona cooled during 2006, the long-term fundamentals of population growth, job growth and relative affordability remain in place.

North American housing organisation

We operate in five of the fastest growing markets in North America, which are underpinned by economic growth, household formation, immigration and some retirement wealth.


Ontario
Ottawa
Toronto
San Ramon
California
Arizona
Texas
Florida
Tampa
Sarasota
Naples
Palm Beach Gardens


The Summit Collection at Shamrock Estates, Phoenix, Arizona, USA


Streetsville Glen, Brampton, Ontario, Canada


Cliffhaven, Corona Hills, Southern California, USA


Founders Club, Sarasota, Florida, USA

Arizona
Key Markets: Phoenix
Home completions: 1,245 (2005: 1,009)
Lot completions: 1,171 (2005: 1,076)
Landbank plots: 6,250 (2005: 9,080)

California
Key Markets: Bay Area, Palm Springs, Riverside County, San Bernandino County, San Diego
Home completions: 540 (2005: 721)
Lot completions: 156 (2005: 378)
Landbank plots: 3,379 (2005: 3,768)

Florida
Key Markets: Fort Myers, Naples, Palm Beach, Sarasota, St Petersburg, Tampa
Home completions: 835 (2005: 752)
Lot completions: 499 (2005: 219)
Landbank plots: 9,597 (2005: 11,459)

Texas
Key Markets: Austin, Houston
Home completions: 280 (2005: 190)
Lot completions: 306 (2005: 353)
Landbank plots: 3,017 (2005: 3,375)

Ontario
Key Markets: Ottawa, Toronto
Home completions: 1,592 (2005: 1,260)
Lot completions: 508 (2005: 709)
Landbank plots: 9,110 (2005: 10,228)

North America revenue, including joint ventures
£m


2006
1,194.3
2005
1,141.8

North America profit from operations*
£m


2006
221.3
2005
199.6

In California we operate in two key markets. In the North, our business is focused on the lower end of the mid-market in the San Francisco Bay area. In Southern California we build in selected sub-markets from Riverside and San Bernardino Counties southwards to San Diego and eastwards towards Palm Springs. Californian markets in general weakened significantly during 2006, primarily due to interest rate rises and affordability issues. However, our focus on the mid-market and providing high-quality homes allows us to offer an attractive proposition to our customers. During the year we completed the sale of 540 homes (2005: 721 homes) at an average selling price of US$812k (2005: US$835k). We also achieved 156 lot completions (2005: 378).

We operate from three divisions in Florida. Our Central Florida division covers the areas around St Petersburg, Tampa, Bradenton and Sarasota. In South-East Florida we operate in the Palm Beach area, whilst in South-West Florida we are focused on the markets between Fort Myers and Naples. We offer a wide range, from middle market to luxury homes and condominiums, targeted to move-up families, retirees, and second home purchasers. The Florida market has also experienced more difficult conditions following a number of years of very strong house price appreciation. Home completions in 2006 were 835 (2005: 752) at an average selling price of US$653k (2005: US$727k). Our land development business in Florida is primarily centred around our large-scale developments, where we sell lots to other homebuilders. In 2006 we completed the sale of 499 lots (2005: 219 lots).

Our operations in Texas are active in both Austin and Houston. These markets did not experience the price growth of other US regions in recent years and are proving more stable while other markets weaken. They offer good levels of affordability, particularly in comparison to the western United States. We have a strong reputation in Texas as a high-quality community developer, which enables us to target the 'move-up' market. We offer our customers a range of innovative home designs that deliver 'affordable luxury'. Home completions increased to 280 (2005: 190) with average sales prices up 5 per cent to US$447k (2005: US$424k). We also have a strong land development business in Texas, centred on our community at Steiner Ranch in Austin. We completed on 306 lots in 2006 (2005: 353).

In Ontario, Canada, the group trades under the Monarch brand which benefits from a long-standing reputation for quality and value. Operating in the Greater Toronto Area and in Ottawa in Eastern Ontario, Monarch builds low-rise, mid-market family homes and high-rise condominiums as well as affordable, urban townhomes. The Ontario market has not seen significant house price inflation over recent years and retains a good level of affordability. In addition, the market was assisted by the reduction in the level of Canadian Goods and Services Tax during the year. Completions in 2006 were 1,592 homes (2005: 1,260). The average sales price was Can$322k (2005: Can$326k). We also sell lots in Canada and completed 508 during 2006 (2005: 709).

The continuing success of our business in North America is a result of our focus on high-quality developments, professional finishes, and exceptional customer service. In October 2006, Taylor Woodrow received the honour of being the first homebuilder ever to be inducted into the Builder Magazine 'Hall of Fame for Design Excellence'. This prestigious award recognises outstanding contributions to residential design.

Our North America divisions are consistently recognised by customers and industry peers, winning some of the most sought-after awards in the business. In particular, our Arizona division received five awards at 'The Nationals' Awards 2006, recognising Taylor Woodrow's contribution to innovation in home design, marketing and sales.

Spain and Gibraltar revenue, including joint ventures
£m


2006
92.1
2005
75.7

Spain and Gibraltar profit from operations*
£m


2006
26.4
2005
23.0

Spain and Gibraltar housing

	2006	2005
Revenue, including joint ventures £m	92.1	75.7
Profit from operations* £m	26.4	23.0
Operating margin* %	28.7	30.4
ROACE %	35.9	45.7
Ending capital employed £m	89.6	57.5
Home completions	379	406
Home average selling price £'000s	205	169
Lot completions	78	12
Active sites (average)	28	22
Order book £m	100	81
Landbank plots	2,482	2,265
Customer satisfaction %	62	73

Our business in Spain trades under the Taylor Woodrow brand and is primarily focused on developing sites in popular holiday destinations. Where we identify appropriate opportunities, we also build homes designed to meet the requirements of the local population.

In Gibraltar, Taylor Woodrow serves the luxury market through apartment developments, selling off-plan well in advance of the start of construction.

After a strong performance in 2005, we saw our markets in the Costa Blanca and Costa del Sol slowing during 2006. However, the market in Mallorca continues to be good as a result of the limited supply to meet the demand for new properties on the island, which has become a sought-after destination.

We sold a total of 379 homes in 2006 (2005: 406) at an average selling price of £205k (2005: £169k). This increase in average selling price reflects a change in the mix of completions, with a higher proportion of completions in 2006 coming from our developments in Mallorca. We also took the opportunity during the year to rebalance the land portfolio by selling some of our holding in the Malaga area.

Operating margins and returns on capital have remained strong, albeit below the exceptional levels achieved in recent years.

The order book increased 23 per cent to £100m (2005: £81m) and our year-end landbank stood at 2,482 plots, up 10 per cent (2005: 2,265).

The disappointing reduction in our customer satisfaction score predominantly results from difficulties in obtaining habitation certificates, as high levels of development activity have put pressure on local town halls.

Construction
Our Construction business has developed an excellent reputation within its chosen markets focusing on repeat work for blue chip clients, facilities management, infrastructure and government projects. This excellence has once again been recognised with a number of industry awards in 2006, including being named Building magazine's 'Major Contractor of the Year' and winner of the overall 'Constructing Excellence' award. Profit from operations* was £8.1m (2005: £8.8m) and our increased order book of £1,165m at the year end (2005: £707m) provides us with a solid platform for 2007.

During the year we have undertaken projects ranging from the redevelopment of the ticket hall at Kings Cross Underground Station in London to the design and build of the National Assembly for Wales in Cardiff. We have recently commenced work on the St Helens and Knowsley Hospitals PFI Scheme and are also preferred bidder on the Sheffield 'Building Schools for the Future' programme. We achieved a customer satisfaction score of 87 per cent in 2006 (2005: 91 per cent).

Principal risks and uncertainties
As with any business, Taylor Woodrow faces a number of risks and uncertainties in the course of its day-to-day operations. By effectively identifying and managing these risks, we are able to improve our returns thereby adding value for shareholders.

Economic and market environment
Customer demand is dependent upon underlying economic conditions, such as interest rates, unemployment levels and general consumer confidence, which are outside the Group's control.



Los Balcones, Los Arqueros Golf and Country Club, Marbella, Spain



The impact of these factors on the Group's sales is mitigated to a degree by operating in different geographic markets, which may exhibit different economic conditions at any particular point in time.

We use the detailed knowledge of our local teams to select the locations for our communities and the appropriate home designs to meet customer demand. We minimise the level of speculative build that we undertake by opening a sales office and showhomes at an early stage of development. Our selective use of part-exchange has proved successful in making the process of buying a home easier for our customers.

Planning system
The number of homes that we are able to build in the course of a financial year is dependent on the granting of suitable planning permissions. Due to the time taken to obtain planning permissions on land, we hold a landbank to provide greater certainty of the number of plots available to be developed in the following 12 months. We also look to use option contracts to control land, with ownership not being taken until planning is more certain.

Delays to the expected timescale for receipt of planning on a site may result in a reduction in the number of homes that we have available for sale. Planners may also impose conditions within planning consents, which may lead to additional costs of developing a site. Our land specialists mitigate these risks by working closely with the relevant planning authorities and through the structure of land purchase agreements.

In the UK, planning permissions can be very specific, including the density, types of housing and availability of car parking spaces. If the views of the planners do not coincide with our customers' aspirations there will be an impact on demand for our product. We work closely with the government, both directly and as a member of industry groups, to highlight such potential issues.

Land purchasing
Land is the major 'raw material' for the Group and, as such, overpaying for land would have a detrimental impact on our profitability. To mitigate this risk, we operate an investment appraisal process for all significant land purchases, with approval required from our Investment Committee prior to such purchases being completed. The Investment Committee reviews the key information on which bids are based and ensures that projects meet our internal hurdle rates for operating margin and return on average capital employed.

Availability of sub-contractors
The vast majority of the work carried out on site is performed by sub-contractors. If they are not able to

Left: South Hook LNG Terminal, Milford Haven, Pembrokeshire, Wales

Following the successful construction three months ahead of schedule for liquefied natural gas (LNG) containment tanks, Taylor Woodrow Construction (TWC) secured a further contract at the South Hook LNG Terminal near Milford Haven, Pembrokeshire.

Right:
Explorer, Toronto, Canada

Construction of the high-rise development, Explorer. Located against the backdrop of the Toronto skyline, the two 14-storey towers are connected by a five storey podium. This photograph captures the east view, showing construction in progress on one of the towers.



recruit sufficient numbers of skilled employees, our developments may suffer from delays or quality issues.

We vet all suppliers thoroughly prior to working with them to ensure that they meet our requirements for environmental impact, health and safety, quality and financial stability. We also play our part in addressing the skills shortage in the building industry through apprenticeship schemes and membership of the Construction Industry Training Board.

Availability of materials
The key materials used within our operations, such as bricks, blocks, concrete, steel and timber, are in heavy demand across the world. Changing patterns of construction demand due to factors ranging from changes in public sector construction programmes to natural disasters can have an influence on the availability of such materials. Our vetting process ensures that materials are responsibly sourced from financially stable suppliers and meet our requirements for health, safety and quality. We work closely with our key supply chain partners, providing forecasts of our demand to assist with ensuring the availability of supply.

Site safety
Building sites are inherently dangerous places. We recognise our responsibility to provide our workforce with a safe place of work and have a team of in-house Health and Safety specialists who provide training and site reviews.

As detailed later in this review, we have a strong commitment to Health and Safety, but we are continually looking for ways to make further improvements.

Construction process
Construction, both of homes and other projects, can be subject to delays and cost over-runs arising for a wide variety of reasons. These include adverse ground conditions, changes to the original design once build has commenced and unfavourable weather.

We target selectively the type of work that we bid for, choosing not to participate in projects where we consider that the risks are too great. We maintain detailed risk registers, ensuring that risks are identified, priced or hedged and approved at the appropriate level before taking on a project. These registers are maintained throughout the life of the project and reviewed following the completion of the job to identify any key learning points for future projects. We also actively promote developments in areas such as off-site manufacturing which have the potential to reduce the risk of delay.



The Calders Green development near Weston, sits in the middle of some of the most beautiful parkland that Cheshire has to offer. It is a gated development of family homes and apartments in a setting of lakes, streams and trees.

Above: Calders Green, Crewe, Cheshire, England

Sustainability and the environment
Taylor Woodrow is committed to continuous improvement in the design and construction of new homes and enhancing the built environment for people who live in and near its new communities, both now and in the future. In order to measure our progress against this aim, we focus on four key areas of sustainability.

Urban regeneration is a major part of our business, transforming areas of land that are often derelict and sometimes contaminated into desirable places to live. During 2006 we commenced work on Telford Millennium Community, which will include up to 800 highly sustainable homes along with associated community, education and commercial facilities on the site of a former colliery. In 2006, 63 per cent of our UK homes and 21 per cent of our North American homes were developed on brownfield (previously developed) land (2005: UK: 68 per cent, North America: 17 per cent). Our Construction business also undertakes regeneration projects and is currently working with Sandwell Homes to deliver a five year package of repairs and improvements to homes across six towns in the West Midlands.

As the cost of buying a new home in the UK continues to increase, **affordable housing** (homes built for registered social landlords or as part of Key Worker programmes) is becoming an increasing part of our business. We have developed a reputation for delivering high-quality affordable housing, making us a partner of choice for housing associations. Affordable housing increased as a proportion of our business from 13 per cent in 2005 to 15 per cent in 2006.

Around 25 per cent of the UK's carbon dioxide emissions, a major cause of climate change, come from the energy that people use to heat, light and run their homes. During the year we commissioned thermal photography to compare the **energy efficiency** of brand new and second-hand homes. The results showed that new homes are significantly more energy efficient than those built twenty or thirty years ago. The average SAP (Standard Assessment Procedure) rating for our UK homes was 97 in 2006 (2005: 98), against a maximum possible score of 120.

Taylor Woodrow has also taken a leading role in the deployment of the **EcoHomes scheme** (an environmental assessment method for house building and refurbishment). In 2006, 950 of our homes were certified to EcoHomes standards representing 11 per cent of our total UK completions (2005: 736, 9 per cent).

As a major homebuilder we have a responsibility to play a major role in the sustainability debate. As such, we contributed to the consultation on the UK Government's draft Code for Sustainable Homes and held our first sustainability conference.

We closely monitor the environmental performance of our business and have continuous improvement initiatives underway in three key areas:

- We successfully reduced the average amount of construction waste generated per UK home to 32.1 cu. yds and the associated cost of disposal to £291 (2005: 39.6 cu. yds and £351);
- We reduced the carbon dioxide emissions from our UK operations (including those generated during the construction process, by our offices and showhomes and by our company vehicle fleet) from an estimated 20,204 tonnes in 2005 to an estimated 19,034 tonnes in 2006;
- We received a reduced total number of environmental prosecutions, notices and incidents during the year of 19 (2005: 29).

Sustainability and environmental issues are becoming increasingly important in North America and we have a number of initiatives underway in our different regions. For instance, our Florida business has implemented a recycling programme at its Palma Sola Trace community, which has successfully increased the amount of waste material that is recycled or reused.

Community
Taylor Woodrow has a long history of contributing to local communities through voluntary projects and other activities. We set ourselves the objective of further developing our community programmes during 2006.

Examples of our work with communities in the UK include:

- Our ongoing relationship with the charity Barnardo's through our 'Building Futures' partnership, through which team members raised £11,447 for their local Barnardo's projects (2005: £4,913). Many other company events raised additional funding for Barnardo's of £26,000 (2005: £19,200);
- Continuing our 'Support the Team' programme, we donated £28,959 to match team members' charitable fund-raising efforts (2005: 35,918);
- Rolling out our 'Community in the Curriculum' initiative to schools neighbouring our developments in Scotland and the West Midlands;
- Developing policies for a company-wide process for community consultation.

Our team in North America has a strong culture of community participation, which was further enhanced during 2006. Examples of the team's contributions include:

- Team members from Texas raised more than $50,000 in walks benefiting the Juvenile Diabetes Research Foundation;
- Our team in Southern California raised more than $25,000 for HomeAid Orange County, a non-profit organisation that helps build and renovate shelters for the transitionally homeless men, women, and children in the community;
- The Arizona division hosted an 'Easter Egg-Stravaganza' for residents of one of its communities, which was attended by over 100 residents with their children. More than 1,000 eggs were hidden, with prizes including gift certificates, toys and bicycles.

UK site safety inspections


2006
1,382
2005
1,212

UK homes certified to EcoHomes standards


2006
950
2005
736

Employees
The development of effective teams is vital to our company. We are committed to recruiting and retaining a talented team that is motivated and focused to deliver and exceed our business objectives. This commitment is supported by regular benchmarking of our remuneration and benefits packages.

We respect the rights of our people. We promote:

- Good and safe conditions of work;
- The development and best use of talent;
- Equal opportunity employment;
- Involvement of our people in the planning and direction of their work.

We strive to make our project sites and our offices safe working environments. Our objective is to improve safety performance through awareness raising, monitoring and incentivisation.

In the UK we have a programme of active monitoring for site safety and project performance is linked to bonus schemes for site managers and senior managers. During 2006 we conducted:

- 1,382 site inspections, which measure how well our project teams are implementing Health and Safety management (2005: 1,212);
- 326 safety management audits, which measure how well our project teams have planned the management of Health and Safety (2005: 342).

We have been recognised for our leadership position within the sector. In 2006 our UK Housing and Construction businesses each received Gold Awards from the Royal Society for the Prevention of Accidents. During 2006 our accident frequency rate was 0.34 accidents per 100,000 man hours (2005: 0.34).

In North America, we conduct independent Health and Safety audits of all construction sites twice a year and set continuous improvement targets. The results of the 2006 audits were very good, with average scores of 93 per cent exceeding the target of 88 per cent.

Our Spanish business has achieved certification to the occupational Health and Safety management standard 18001. The standard has been successfully audited by Lloyds Register and is being promoted to our contractors and suppliers.

Despite the good progress made in advancing the quality of our safety management processes, we are deeply saddened to report three fatalities in our operations during the year.

We are committed to keeping our employees informed of developments within the business. Internal communication methods include weekly news bulletins, regular team briefings and frequent opportunities to meet senior management face-to-face. We undertake regular employee surveys and benchmark the responses against both previous results and industry standards. Our 2006 survey showed that 79 per cent of our employees would recommend Taylor Woodrow to others as a good place to work, an improvement on the 2004 figure of 74 per cent.

Our people are a key strength of our business and their skills have once again been recognised in industry awards. Jerry Williams from our Construction business was named 'Project Manager of the Year' for the National Assembly for Wales at the Chartered Institute of Building awards. 12 of our UK Housing site managers received NHBC 'Seal of Excellence' Awards, with three winning 'Regional Awards' and going through to the overall UK final. Steve Vorres received the NHBC UK Supreme Award, in the multi-storey category, for the second year running for our Victoria Wharf development in Cardiff.

Details of the number of employees and related costs can be found in Note 5 to the consolidated financial statements on page 59.



Strikers at Calders Green, Crewe, Cheshire, England



Left: Twenty Gothic development, Toronto, Canada

Twenty Gothic is an eight-storey Monarch high-rise development. Located on Gothic Avenue, in Toronto, the apartments are close to the subway station, local shops and restaurants.

175 luxurious suites will be offered with one bedroom and two bedroom apartments – all with balconies or terraces. A limited selection of penthouse suites will also be available.

Right: Diglis Water, Worcester, England

A waterside regeneration development of approximately 420 new homes on the banks of the River Severn and the Worcester and Birmingham Canal network. The scheme encompasses restoration of the river and canal basins and some historic buildings, as well as providing retail, shopping, community and leisure units. Public and private waterside park areas will also be created. The scheme consists mainly of apartments, along with a number of three-storey townhouses. The development has launched successfully.

Pensions
At 31 December 2006, the gross IAS19 deficit was £206m (2005: £220m). Net of deferred tax, the deficit was £144m (2005: £154m). Further information is contained in Note 20 on page 68.

The company has now completed discussions with the trustees of the main defined benefit pension scheme in the UK on the means of mitigating this deficit. As we announced at our Interim Results, the company has agreed to increase its past service deficit funding payments from £4.8m per annum to £20m per annum for a period of 10 years. This increase impacts on cashflow but profit from operations will not be affected. Also in line with our previous announcement, the fund was closed to future accrual for existing members on 1 December 2006.

Equity shareholders' funds
At the end of 2006, shareholders' funds were £2,103.5m, up from £1,928.4m at the end of 2005. Equity shareholders' funds per ordinary share rose to 364.7 pence at the end of 2006. This represents an increase of 7.8 per cent from the previous year-end.

Shareholders' returns
Basic earnings per share stood at 50.5 pence (2005: 50.6 pence). The proposed final dividend of 9.75 pence produces a total return of 14.75 pence per ordinary share, an increase of 10 per cent over last year. This level of dividend is consistent with the Board's policy of paying progressive dividends through the business cycle.

The dividend is covered 3.4 times by earnings.

Cash flow and net debt
Operating cashflows before movements in working capital were £460.9m (2005: £461.1m). Inventories increased by £347.5m which was partly funded by an increase in creditors of £174.4m. Of this latter increase, £131.1m is represented by an increase in land creditors. Cash generated by operations was £223.3m (2005: £359.7m). Income taxes and interest payments totalled £166.3m (2005: £229.5m), resulting in net cash from operating activities of £57.0m (2005:£130.2m).

Net debt at the year-end stood at £391.3m (2005: £456.9m) equivalent to net gearing of 18.6 per cent (2005: 23.7 per cent). Interest on borrowings, net of interest receivable was £55.0m (2005: £54.4m). Average net debt for the year was £837.8m (2005: £823.4m). At the year-end Taylor Woodrow had undrawn committed revolving credit facilities totalling £629.5m.

Taxation
The effective tax rate in 2006 was 28.4 per cent (2005: 30.3 per cent).



Prospects for 2007
Our geographic portfolio of businesses continues to provide us with alternative investment and growth options.

The UK Housing market remains good. Underlying fundamentals are strong due to the continuing significant undersupply of new housing. Whilst Government is committed to introducing policies that will increase the availability of land for development, we have not yet seen any increase in supply. Despite strong price appreciation during 2006, there were wide regional variations and customer confidence could be damaged in some of the weaker markets if further interest rate rises materialise in 2007. We anticipate an increase in the number of home completions during 2007 and will continue to focus on improving our operating margins.

In North America, although the markets in Arizona, California and parts of Florida remain challenging and difficult to predict, current market conditions in Texas and Ontario are healthy. We continue to be confident in the prospects for the business in the medium-term, but expect to see significant reductions in both operating margin and return on capital employed during 2007. In 2007 the priority for our North American management is to minimise the impact of the market downturn in the short-term, whilst taking the opportunity of the market downturn to position the business for accelerated growth in the future.

The market in Spain remains attractive on a medium-term view, although any weakness in the UK market in the short-term could reduce demand for property in Spain from British buyers.

With an in-depth knowledge of the markets in which we operate, we are well-placed to benefit from any land acquisition opportunities that market conditions might present.

We will continue to invest across our portfolio where we see the best returns for shareholders and I look forward to updating you on our progress through the year.



Ian Smith
Chief Executive
19 February 2007

Board of Directors



Norman Askew
Chairman
Non-Executive Director

Appointed a director and Chairman in July 2003. He is judged by the Board to be an independent director. He chairs the Nomination Committee and is a member of the Remuneration Committee. His current appointments include the Chairmanship of IMI plc, Derby Cityscape and of the Board of Governors of the University of Manchester.

Age: 64

Ian Smith
Chief Executive

Appointed a director and Chief Executive in January 2007. He chairs the Executive Committee and is a member of the Nomination Committee. He brings wide experience as a business leader across a variety of international markets. He was previously Chief Executive of the General Healthcare Group (the UK's leading private healthcare company), Chief Executive (Europe, Middle East and Africa) of Exel, the international logistics and distribution company, and Chief Executive (Europe) of Monitor, the global strategy consultancy. He is also a non-excecutive director of Galiform plc.

Age: 53

Peter Johnson
Finance Director

Appointed a director in November 2002. He is a member of the Executive Committee. Peter is an experienced financial executive with a strong background in financial services and property investment, in the UK and North America. He is also a non-executive director of Shanks Group plc and joined the board of Oriel Securities Limited on 20 December 2006. Peter has previously held board positions with Henderson plc, Pearl Assurance and Norwich Union Life and has also worked for Hammerson Property Investment and Development Corporation plc.

Age: 52



Mike Davies
Independent Non-Executive Director

Appointed a director in October 2003. He is the Senior Independent Director and a member of the Audit, Remuneration and Nomination Committees. He is non-executive Chairman of Marshalls plc and a non-executive director of Pendragon plc. He was formerly a director of Williams Holdings plc.

Age: 59

Andrew Dougal
Independent Non-Executive Director

Appointed a director in November 2002. A Chartered Accountant, he is Chairman of the Audit Committee and a member of the Nomination Committee. He is a director of Premier Farnell plc and Creston plc. He was formerly Chief Executive of Hanson plc until 2002, having previously been the Group Finance Director of Hanson, the diversified industrial group until its demerger in 1997. He was also a non-executive director of BPB plc.

Age: 55

Katherine Innes Ker
Independent Non-Executive Director

Appointed a director in July 2001. She is Chairman of the Remuneration Committee and a member of the Nomination Committee. Katherine has considerable experience as a financial analyst gained with leading UK City financial houses with a particular interest in the media sector. She is Chairman of Shed Productions plc, a non-executive director of Ordnance Survey and of Gyrus Group plc.

Age: 46

Vernon Sankey
Independent Non-Executive Director

Appointed a director in January 2004. He is a member of the Audit, Remuneration and Nomination Committees. He is a non-executive director of Zurich Financial Services AG and Zurich Insurance Company AG (both Swiss), Chairman of Photo-Me International plc and Deputy Chairman of Vividas Group plc.

Age: 57

Report of the Directors
to the members for the year ended 31 December 2006

Introduction
Company law requires the directors to prepare a report to shareholders on various matters affecting the company and the Group during the reporting year (2006) and the general outlook for the company and the Group in the context of the markets and business environment within which we operate.

Certain matters required to be included in the report appear elsewhere in this Report and Accounts and can be found in the following areas:

- A detailed review of the Group's principal activities, the development of its businesses, an indication of likely future developments, a review of financial and non-financial key performance indicators, and a description of the principal risks and uncertainties facing the Group, are contained in the reports and reviews on pages 2 to 27.
- A list of the subsidiary and associated undertakings principally affecting the profits or net assets of the Group in the year appears on page 87.
- Changes in asset values are set out in the consolidated balance sheet on page 53 and in Notes 10 to 29 on pages 62 to 75.
- The Group's profit before taxation and the profit after taxation and minority interests appear in the consolidated income statement on page 51 and in Notes 3 to 9 on pages 56 to 61.
- Detailed statements of the company's corporate governance principles, the Group's systems of internal control and the going concern confirmation are set out in Corporate Governance on pages 33 to 36.

Directors
The following directors held office throughout the year:

Norman Askew
Iain Napier (retired from the Board on 31 December 2006)
Peter Johnson
Graeme McCallum (retired from the Board and the company on 16 January 2007)
Mike Davies
Andrew Dougal
Katherine Innes Ker
Vernon Sankey

Ian Smith was appointed a director and Chief Executive on 2 January 2007.

The directors of the company at the date of this report, together with biographical information, are shown on pages 28 and 29.

Retirement and re-election of directors
At the Annual General Meeting, Ian Smith, who has recently been appointed to the Board, will retire and seek election. Katherine Innes Ker and Vernon Sankey, directors retiring by rotation will, being eligible, offer themselves for re-election in accordance with the company's Articles of Association.

Each of the directors proposed for re-election has been recommended following detailed consideration by the Nomination Committee. The directors retiring by rotation have additionally been subject to formal performance evaluation.

Audit and auditors
Each of the persons who is a director at the date of approval of this report confirms that:

So far as each director is aware, there is no relevant audit information of which the company's auditors are unaware; and each director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Deloitte & Touche LLP have confirmed their willingness to continue in office as auditors of the company and a resolution to re-appoint them will be proposed at the Annual General Meeting. Deloitte & Touche LLP also provide non-audit services to the Group within a policy framework which is described in Corporate Governance on page 35.

Annual General Meeting
The Annual General Meeting will be held at 2pm on Wednesday 2 May 2007 in the Oasis Suite at The Crowne Plaza Hotel, Pendigo Way, National Exhibition Centre, Birmingham, B40 1PS. Formal notice of the meeting including details of special business is set out in the Annual General Meeting circular.

Registrar
The company's registrar is Capita Registrars. Their details, together with information on facilities available to shareholders, are set out in Shareholder Information on page 90.

Treasury shares
During the year 5.4 million Treasury shares held by the company were sold to the company's employee share ownership trusts and to participants in certain of the company's employee share plans.

Substantial interests
Details of the share capital are shown in Note 22 to the consolidated financial statements. The following persons have notified the company pursuant to Rule 5 of the Disclosure and Transparency Rules of their interests in the ordinary share capital of the company:

Name	Number of shares held (millions)	Percentage of issued voting share capital
Beneficial interests		
Barclays PLC	21.78	3.78
Legal & General Group plc	20.26	3.48
Britannic Asset Management Limited	16.95	3.06
Legal & General Assurance (Pensions Management) Limited	17.50	3.01

Name	Number of shares held (millions)	Percentage of issued voting share capital
Non-beneficial interest		
AXA SA	100.77	17.32

At 19 February 2007, no change in these holdings had been notified nor, according to the register of members, did any other shareholder at that date have a disclosable holding of the issued share capital.

Directors' interests, including interests in the company's shares, are shown in the Directors' Remuneration Report on pages 37 to 45.

Dividend
Information about the recommended 2006 final dividend is given in the Chairman's Statement on page 2.

The company operates a Dividend Re-Investment Plan, details of which are set out in full in the Annual General Meeting circular, and on the company's website www.taylorwoodrow.com.

Payment of dividend has been waived in part by the Trustee of the company's two Employee Share Ownership Trusts over those Trusts' combined holding of 5.1m shares and in full on the company's holding of 12.2m Treasury shares. Shares held in the Trusts are set aside to meet commitments under the company's employee share plans. Shares held in Treasury result from the acquisition of the company's own shares in 2004 and provide the company with additional flexibility in the management of its capital base.

Corporate Social Responsibility (CSR)
CSR has become increasingly integrated within Taylor Woodrow's business. In the Chief Executive's Review on pages 5 to 27 you will find a broad outline and many examples of the ways in which we continue to apply CSR principles throughout everything we do. We draw these themes together in the group's full CSR Report for 2006 which is published separately in electronic form on the group's website www.taylorwoodrow.com.

The Group's commitment to advancing CSR within Taylor Woodrow is evidenced by the appointment from January 2007 of a full-time Director of CSR.

During 2006, we focused the business on a number of high-level CSR objectives, covering the key areas of Sustainability, Safety, Health and People, Environment and Community. These are discussed in the full CSR report.

Treasury management and funding
The Group operates within policies and procedures approved by the Board. The Group's capitalisation policy establishes overall parameters for the consolidated capital structure together with guidelines in respect of interest and currency translation exposures. The Group seeks to match long-term assets with long-term funding and short-term assets with short-term funding. Strict controls are exercised on the use of financial instruments in managing the Group's financial risk. The objectives are to ensure sufficient liquidity is maintained to meet foreseeable needs and to invest cash assets safely and profitably. The Group does not undertake speculative or trading activity in financial instruments or foreign currencies.

The disclosures relating to the use of financial instruments and treasury risks faced by the Group, required under the EU's Fair Value Directive, are detailed in Notes 15 to 19 to the consolidated financial statements.

The Group maintains a balance between certainty and flexibility through the use of term borrowings, overdrafts and committed revolving credit facilities with a range of maturity dates. It is the Group's policy to maintain committed facilities or borrowings with staggered maturity dates in order to ensure continuity of funding.

Treasury functions are centralised in our main geographic locations. All treasury operations must remain in compliance with Group policy and are closely monitored by the Group treasury department.

Equity, retained profits and long-term fixed interest debt are used primarily to finance goodwill, fixed assets and land. Short-term borrowings are required primarily to finance net current assets, other than landbank assets of more than one year, and work in progress and are therefore kept at a floating rate. Where possible, temporary cash balances made available by our construction business are used to reduce our short-term borrowing requirements. The Group also uses derivatives to manage interest rate exposure if economically appropriate.

A significant proportion of the Group's capital employed is in currencies other than sterling with the result that currency movements can affect the balance sheet. Where appropriate, foreign currency translation exposure is reduced by financing overseas assets with borrowings of the same currency and by the use of derivatives.

Research and development
The company is committed to investing in research and development projects where there are clearly-defined business benefits.

Charitable donations
During the year Group companies donated £198,000 (2005: £363,000) to various charities, £63,000 (2005: £96,000) in the UK and Europe and £135,000 (2005: £267,000) in North America. An outline of the Group's programme of charitable giving appears elsewhere in the Chief Executive's Review and fuller details can be found in the on-line CSR 2006 report.

Political donations
The company did not make any donations to political parties during 2006 (2005: £nil). Business subscriptions were paid to the Home Builders Federation of £192,000 (2005: £167,000) and Homes for Scotland of £20,000 (2005: £nil) both of which are active in supporting the interests of the housebuilding sector. Some may consider that these payments may fall within the meaning of 'EU Political Expenditure' as defined by section 347A of the Companies Act 1985.

Report of the Directors continued

Policy on payment of suppliers
The nature of the Group's operations means that there is no single Group standard in respect of payment terms to suppliers. Generally, subsidiaries are responsible for establishing payment terms with suppliers when entering into each transaction or series of linked transactions. In the absence of dispute, valid payment requests are met as expeditiously as possible within such terms. This policy continues to apply in 2007. Trade creditor days for the Group for the year ended 31 December 2006 were 32 days (2005: 31 days), based on the ratio of year-end Group trade creditors (excluding subcontract retentions and unagreed claims of £13.2 million (2005: £12.9 million) and land creditors, see Note 20 to the consolidated financial statements) to amounts invoiced during the year by trade creditors. The company had no significant trade creditors at 31 December 2006.

Important events since the year-end
Except for any matters referred to elsewhere in this Report and Accounts, there have been no other important events affecting the company or any of its subsidiary undertakings since the end of the financial year.

This report of the directors was approved by the Board of directors on 19 February 2007.

Richard I Morbey
Secretary
19 February 2007

Corporate Governance Statement

The company is committed to the principles of corporate governance contained in the July 2003 FRC Combined Code on Corporate Governance which is appended to the Listing Rules of the Financial Services Authority ('the Code') and for which the Board is accountable to shareholders.

Statement of compliance with the Code of Best Practice
Throughout the year ended 31 December 2006, the company has been in compliance with the Code provisions set out in section 1 of the Code.

Statement about applying the Principles of Good Governance
In complying with the Code, the company has applied the Main and Supporting Principles of Good Governance of the Code. Further explanation of how these Principles have been applied is set out below and, in connection with directors' remuneration, in the Directors' Remuneration Report. The Chairman's Statement and the Chief Executive's Review seek to present a balanced and understandable assessment of the company's position and prospects.

The Board and its committees
At the date of this report the Board consists of seven directors whose names, responsibilities and other details appear on pages 28 and 29. Two of the directors are executive and five are non-executive. The Board discharges its responsibilities by providing strategic and entrepreneurial leadership of the company, within a framework of prudent and effective controls, which enables risk to be assessed and managed. It sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives and reviews management performance. It also defines the company's values and standards and ensures that its obligations to its shareholders and other stakeholders are understood and met.

The following documents have been published on the company's website and outline the way the Board and its committees operate, which the Board reviews at least annually:

- Schedule of matters specifically reserved for the decision of the Board;
- Board policies covering operational matters, compliance and stakeholder policies;
- Terms of Reference of the Nomination, Audit and Remuneration Committees, which outline their objectives and responsibilities and which define a programme of activities to support the discharge of those responsibilities.

The Board has also adopted a framework of delegated commercial and operational authorities, which define the scope and powers of the Chief Executive and of operating management. All directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby directors may take independent professional advice at the company's expense where they judge it necessary to discharge their responsibilities as directors.

Board and committee balance, independence and effectiveness
It is the company's policy that appointments to the Board are made on merit and through a formal, rigorous and transparent process against objective criteria recommended by the Nomination Committee. The committee guides the whole Board in arranging orderly succession for appointments to the Board and to senior management. The work of all Board committees is described later in this Statement.

There is a clearly established division of responsibilities between the Chairman and the Chief Executive, set out in writing, agreed by the Board, implemented by regular review meetings between these officers and validated by the Board performance evaluation process.

The Chairman is also Chairman of IMI plc, a FTSE 250 company. The Board is satisfied that none of the other commitments of the Chairman or other Board members detract from the extent or quality of time which they are able to devote to the company.

The appointment of all non-executive directors is for a specified term and re-appointment is not automatic. During the three years up to and including the 2007 Annual General Meeting, every director will have sought re-election at least once. The Board has reviewed and re-affirmed that it considers all of the non-executive directors, including the Chairman, to be independent in character and judgement. Whenever any director considers that he is or may be interested in any contract or arrangement to which the company is or may be a party, he gives due notice to the Board in accordance with the Articles of Association. The Board has determined that any such interests as may have arisen during the year are not material to the director or to the companies concerned.

The directors possess an appropriate balance of skills and experience for the requirements of the business. The Board and its committees operate within a framework of scheduled core meetings and additional ad hoc meetings are held as required.

In addition to formal meetings, the directors also participate in an annual strategic planning away day at which strategic and financial plans are reviewed and developed. All directors visit the company's operations on a regular basis, engaging with employees at all levels in order to foster and maintain an understanding of the business.

The members of the Board and its committees, together with their attendances at the core meetings during 2006 are shown on the following page. The Company Secretary is also secretary to the Board's committees.

	Board	Nomination Committee	Audit Committee	Remuneration Committee
No. of meetings held in the year	8	4	4	5
Norman Askew	8 Chairman	4 Chairman	4*	5
Mike Davies (Senior Independent Director)	8	4	4	5
Andrew Dougal	8	4	4 Chairman	5*
Katherine Innes Ker	8	4	4*	5 Chairman
Vernon Sankey	7	4	4	5
Iain Napier Chief Executive	8	4	4*	3*
Peter Johnson Finance Director	8	-	4*	-
Graeme McCallum Operations Director	8	-	4*	-

* By invitation

Information and professional development

The company has procedures whereby directors (including non-executive directors) receive formal induction, training and continuing familiarisation about the company's business, operations and systems, the principles underlying the discharge of their duties as directors and wider issues relating to the housing and construction sector. Training needs are identified and implemented.

Performance evaluation of the Board, its committees and other functions

In November and December 2006 the directors carried out the fourth annual evaluation of the performance and effectiveness of the Board and its committees, of individual directors and of the internal and external auditors. The evaluations were performed using the following framework:

The Board, its members and its committees:

The evaluation of effectiveness of the Board and its committees focused on a number of areas, including those concerned with best practice based on the principles of the Combined Code and good governance principles. The evaluation particularly addressed commercial and operational effectiveness and the interaction between the Board, the executive team and the business. The evaluation was carried out by the Company Secretary through structured, scored interviews with each director, also taking soundings from the other members of the Executive Committee. Additionally, the non-executive directors, led by the senior independent director, met without the Chairman present to appraise the Chairman's performance. The Chairman also held meetings with the non-executive directors without the executives present.

The directors reviewed the findings of the Board and committee assessments in January 2007 and concurred with the conclusions that Board members demonstrate commitment and give sound guidance and direction to the business and that the Board committees operate effectively. The evaluation found that the quality of the Board's processes is high, that there had been continuing improvement in the Board's scrutiny of the company's risk management processes and that there had been further improvement in the quality of business reporting. Through the evaluation, the Board has set specific objectives for 2007 and has re-intensified its focus on succession planning and further developing the interface with management.

The Risk Management and Audit (RMA) function:

An evaluation of the internal RMA function was carried out through consultation with the members of the Audit Committee, the external auditors and the head of function. In addition, management provided feedback. The evaluation, which was reviewed by the Audit Committee in January 2007, judged the effectiveness of the performance of the function to be very strong, demonstrably independent and well-managed. The Audit Committee assessed the function to be excellent.

The external auditors:

An evaluation of the external auditors was carried out through consultation with Board and Audit Committee members and with senior management. The evaluation, which was reviewed by the Audit Committee in November 2006, found the performance of the external auditors to be very satisfactory.

Board committees and their work

Remuneration Committee and remuneration

The Board's policy and approach to the setting of remuneration for directors and senior executives and the activities of the Remuneration Committee are described in the Directors' Remuneration Report on pages 37 to 45.

Nomination Committee

The members of the Nomination Committee and their attendance at meetings during 2006 are shown on page 34. The Nomination Committee focused its main efforts during the year on succession planning for the Board and senior management and, utilising executive search consultants, the recruitment of the Group Chief Executive and the President of the North American operation. In addition the committee reviewed the balance of the Board's composition.

Audit Committee and auditors
The members of the Audit Committee are shown on page 34. All members are independent non-executive directors. The Board has determined that Andrew Dougal, the committee Chairman, who is a member of the Institute of Chartered Accountants of Scotland, has recent and relevant financial experience. The Chairman of the company, the Chief Executive, Finance Director, Head of RMA, Group Financial Controller, Katherine Innes Ker, representatives of the external auditors, and senior executives of major Group companies attend meetings of the committee by invitation.

The committee's remit includes reviewing the internal control framework, the internal audit process, the financial reporting practices and the external audit process. It ensures that the Board regularly assesses business risks, and their management and mitigation. In doing so, the committee places reliance on regular reports from the Executive Risk Committee whose activities are described below. In monitoring the financial reporting practices the Audit Committee reviewed accounting policies, areas of judgement, the going concern assumption and compliance with accounting standards and the requirements of the Code. The committee also reviewed, prior to publication, the interim and annual financial statements and other major statements affecting the Group concerning price-sensitive information.

Appointment of the auditors for non-audit services
The Audit Committee has approved a policy on employing the auditors to provide services other than audit services, which is to require a competitive tender except in narrowly-defined circumstances where the company considers that for confidentiality, past knowledge or other reasons, there is an advantage in using a single tender procurement procedure. The committee has determined that the following assignments should not be undertaken by the auditors:

- the provision of internal audit services;
- advice on large IT systems.

The Board is satisfied that this policy is conducive to the maintenance of auditor independence and objectivity.

Other Group committees
Executive Committee
The Executive Committee consists of all the executive directors of the company, senior executives of major Group companies and senior function heads. The Chief Executive chairs its meetings. The committee meets monthly and directs, controls and reviews the financial and operational performance of all Group companies and divisions, and key issues relating to human resources, communications and legal matters. It defines and recommends to the Board forward-looking business plans and budgets. Within the delegated authorities framework, the fortnightly investment sub-committee meetings review all major investment proposals affecting the Group's business.

The Group has a number of other committees which co-ordinate activities in areas such as risk management, Corporate Social Responsibility improvement (including health, safety and environmental matters), information technology developments and other key activities.

Internal control
The Board has applied Principle C.2 of the Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place from the start of the year to the date of approval of this report and which is in accordance with Internal Control: Guidance for directors on the Code published in July 2003. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material mis-statement or loss.

In compliance with provision C.2.1 of the Code, the Board regularly reviews the effectiveness of the Group's system of internal control. The Board's monitoring covers all controls, including financial, operational and compliance controls and risk management. This process is based principally on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Report and Accounts. This assessment considers all significant aspects of internal control arising during the period covered by the report including the work of RMA. The Audit Committee assists the Board in discharging its review responsibilities. Key elements of the system of internal control are detailed below.

A Group-level review is carried out by the members of the Executive Committee to identify the major risks facing the Group and to develop and implement appropriate initiatives to manage those risks. This process applies across the Group. Key operational and financial risks are identified and assessed at the operating process level, while strategic risks are identified as a part of the business planning process. Strategic risk reviews are carried out in each of the operating divisions to identify business risk, evaluate existing controls and develop strategies to manage the risks that remain, the results of which form part of the Board's assessment. Updates to these risk assessments are reported to the Executive Committee.

An Executive Risk Committee, chaired by the Finance Director, reports to the Executive Committee. This committee, which has formally agreed terms of reference, oversees the risk and control framework of the Group and monitors the response to key risk issues identified through the assessment process. The committee meets monthly and its findings are reviewed by the Audit Committee as part of an overall process whereby assurance is obtained about the integrity of the risk management and internal control process. During 2006 the committee assessed the risk management and the internal control framework of the Taylor Woodrow Group, reviewed business change issues and RMA activities and received presentations from process owners covering 27 areas of the business.

Management
The Chief Executive has responsibility for preparing and reviewing a three-year corporate plan and the annual budgets. These are subject to formal approval by the Board. Budgets are re-examined in comparison with business forecasts throughout the year to ensure they are sufficiently robust to reflect the possible impact of changing economic circumstances. The Chief Executive and the Board conduct regular and systematic reviews of actual results and future projections with comparison against budget and prior year, together with various treasury reports. Disputes that may give rise to significant litigation or contractual claims are monitored monthly.

The Chief Executive conducts quarterly business performance reviews, at which an assessment is made of the progress against objectives, changes to operational risk and adequacy of control. The Group has clearly-defined policies, processes and procedures governing all areas of the business, which are accessible using a web-enabled intranet tool, which also facilitates continuous improvement. An owner is identified for each process, responsible for risk assessment and process effectiveness. Operational compliance responsibilities are also assigned to individual managers. For each process, key operational controls have been identified and these are subject to self-assessment. Defined authority limits are in place. In particular, any investment in land, property and other significant assets, including acquisitions and disposals, require detailed appraisals and are subject to defined authorisation levels and post-investment review procedures. Investment decisions, including Private Finance Initiative (PFI) projects, and tenders for contracts are subject to approval by the Board, the Chief Executive or subsidiary operating management, depending on the value and nature of the investment or contract.

There is a clearly identifiable organisational structure and a framework of delegated authority approved by the Board within which individual responsibilities of senior executives of Group companies are identified and can be monitored. The RMA function oversees a programme of Controls Self Assessments across the UK Development, Construction and North American businesses. These activities are reinforced through process compliance and other audits conducted by RMA.

The RMA function reviews the effectiveness and efficiency of the systems of internal control in place to safeguard the assets, to quantify, price, transfer, avoid or mitigate risks and to monitor the activities of the Group in accomplishing established objectives. Regular reports from these reviews are provided to the Board and reported to the Chief Executive, Audit Committee and management, who consider them on a regular basis. The Head of the RMA function has direct access to the Chairman of the Audit Committee and the Chairman and the Chief Executive. A database of audit recommendations and improvement initiatives is maintained. A monthly follow up routine ensures that such improvements are implemented in a timely manner.

Throughout the year the Board continually considers the effectiveness of the Group's internal control systems. On 15 February 2007 it completed the annual assessment for the year to 31 December 2006 by reviewing evidence from the Audit Committee, operating divisions, RMA, and by taking account of events since the year-end.

The annual employee performance appraisal process is objective-based, with individual objectives cascaded down from the appropriate business objectives. Development reviews identify training needs to support achievement of objectives.

Whistleblowing
The Group's whistleblowing policy is supported in the UK by an externally-facilitated procedure – 'Safecall' – through which employees of the company may, in confidence, raise concerns about possible improprieties in financial reporting or other matters. Safecall is widely publicised within the company. During 2006, 22 calls were made to Safecall, covering issues including allegations of inappropriate personal behaviours in the workplace and other operational matters. All cases were investigated by the Head of RMA and the closure and outcomes reported to the Audit Committee.

Relations with shareholders
The Board actively seeks and encourages engagement with major institutional shareholders and other stakeholders and has put in place arrangements designed to facilitate contact about business, governance, remuneration and other issues. This provides the opportunity for meetings with the Chairman, the Senior Independent Director as well as the Chief Executive, Finance Director and other executives in order to establish a mutual understanding of objectives. The company also operates a structured programme of investor relations, based on formal announcements and publications covering the full year and interim results. There are associated briefings for stockbroking analysts and investors, the presentation material for which is published on the company's website www.taylorwoodrow.com.

All directors receive formal reports and briefings during the year about the company's investor relations programme and receive detailed feedback through surveys, direct contact and other means, through which they are able to develop an understanding of the views of major shareholders about the company.

The Board encourages all shareholders to participate in the Annual General Meeting. Information about the company and the Group, including full year and interim results and other major announcements, is published on the company's website www.taylorwoodrow.com.

Going concern
After making enquiries, the directors have formed a judgement at the time of approving the financial statements, that there is a reasonable expectation that the Group and the company have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Directors' Remuneration Report

Introduction
This Report describes the principles and practices applied by the Board in setting and implementing the Group's reward and incentive arrangements. It has been prepared in accordance with Schedule 7A to the Companies Act 1985 ('the Act') and meets the relevant requirements of the Listing Rules of the Financial Services Authority. In it, we also describe how the Board has applied the Principles of Good Governance relating to directors' remuneration. As required by the Act, a resolution to approve the Report will be proposed at the Annual General Meeting of the company on 2 May 2007.

The Act requires the auditors to report to the company's shareholders on certain parts of the Report and to state whether in their opinion those parts of the Report have been properly prepared in accordance with the Act. The Report has therefore been divided into separate sections for unaudited and audited information.

Unaudited information:
Remuneration Committee
The Remuneration Committee is constituted in accordance with the recommendations of the Combined Code. Its principal terms of reference are to establish and maintain formal and transparent procedures for developing policy on executive remuneration and for fixing the remuneration packages of individual directors, and to monitor and report on them. In discharging these duties, it makes recommendations to the Board. The committee's remit includes:

- agreeing performance thresholds and targets;
- determining the remuneration of the Chief Executive, executive directors and senior executives of the Group;
- determining amounts payable under the Bonus Plan;
- agreeing awards under the company's discretionary share-based reward plans.

The members of the committee during the financial year were Katherine Innes Ker (Committee Chairman), Norman Askew, Mike Davies and Vernon Sankey, all of whom are independent non-executive directors. Their details, including attendances at meetings held during 2006, are listed in the Corporate Governance Statement on page 34. None of the committee members has any personal financial interest other than as shareholders, conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. No director plays a part in any decisions about his own remuneration.

During 2006, the committee reviewed the current and proposed remuneration and reward structure for executive directors and senior managers. It considered the structure of the bonus plan, the performance share plan and the associated deferred share arrangements and oversaw the implementation of UK and overseas share plans. Sub-committees were established to deal with routine administration and discretionary matters.

Advice to the committee and the company
In determining the directors' remuneration for the year, the committee drew on advice from Towers Perrin on directors' remuneration packages. Towers Perrin who were appointed in 2003 received fees during 2006 totalling £16,500 (2005: £11,000) They did not provide any other services to the company or the Group.

During 2006, the committee appointed New Bridge Street Consultants LLP (NBS) to advise them on remuneration policy, competitive levels and forms of pay and incentive plans for executive directors; to review all equity-based and long-term incentive plans; and to advise the committee of developments and best practices in the areas of both remuneration and related corporate governance requirements. NBS received fees in respect of their services in 2006 totalling £35,000. They did not provide any other services to the company or the Group.

The committee also consulted Iain Napier as Chief Executive and Alec Luhaste, the Group Director of Human Resources.

KPMG LLP advised the company on executive pay and practices, including share-based reward and on the valuation of the company's share plans for the purposes of IFRS 2. They received fees in respect of these services in 2006 totalling £71,300 (2005: £55,700).

Remuneration policy for the executive directors and other senior executives
The company's executive remuneration packages are designed to be attractive, so as to motivate and retain high quality management and to reward them for achieving a high level of corporate performance in line with the best interests of shareholders. The performance assessment of the executive directors and key members of senior management and the determination of their annual remuneration package is undertaken by the committee. The remuneration packages of the executive directors and senior management include a significant element of performance-related incentive remuneration, set against challenging business performance objectives. The committee has procedures in place to monitor the size of potential pay awards. In 2006, the proportion of fixed pay of the executive directors was 56.1 per cent (2005: 58.3 per cent) and variable pay was 43.9 per cent (2005: 41.7 per cent). The committee reviews annually the basis and component parts of executives' reward to ensure that they remain appropriate and competitive.

Subject to prior Board approval, executive directors are entitled to accept one board appointment of an external listed company. During 2006, Iain Napier and Peter Johnson were respectively non-executive directors of Imperial Tobacco Group plc (ITG) and Shanks Group plc, from which they received the following fees: Iain Napier £85,000 (2005: £77,500) (£20,000 of these fees, less statutory deduction, was applied in the purchase of ITG shares.) Peter Johnson £32,083 (2005: £18,885 (part year)). Peter Johnson became a director of Oriel Securities Limited on 20 December 2006 and received fees of £1,042 in respect of that period.

The Board has agreed that they may retain these fees.

Basic salary
The committee reviews the basic salaries of executive directors and members of the Executive Committee annually and whenever an individual changes position or responsibility. In deciding appropriate levels, the committee makes its judgement drawing on objective research from Towers Perrin which gives up-to-date information on FTSE 150, FTSE 100 to 150 companies, and an industry-specific comparator group comprising 26 companies representing the housing, development and construction industry. The comparator group

consists of Amec, Balfour Beatty, Barratt Developments, Bellway Homes, Berkeley Group Holdings, Bovis Homes Group, British Land, Costain, Crest Nicholson, Galliford Try, George Wimpey, Hammerson, Hanson, John Laing, Kier Group, Lafarge, Lend Lease, Liberty International, M J Gleeson, McCarthy & Stone, Mowlem, Persimmon, Redrow Group, RMC, Slough Estates and Wilson Bowden.

Beginning with our principle of paying market median base pay and median to upper-quartile total compensation, the committee considers this research and its own judgement when determining appropriate levels of remuneration, taking into account the scale and scope of individuals' responsibilities and corporate performance. Basic salaries were reviewed in November 2006 with any consequent changes being made from 1 January 2007. Reviews take account of the level of remuneration elsewhere in the business.

Executive directors' contracts of service, which include details of remuneration, will be available for inspection at the Annual General Meeting and generally as described in the 2007 Annual General Meeting circular.

Other benefits, including benefits-in-kind
The executive directors receive additional benefits, principally a company-provided car or an allowance in lieu, life assurance, private medical insurance and participation in an Income Protection Plan. Benefits-in-kind are not pensionable.

Annual bonus and the deferred bonus plan
The company gives the opportunity for executive directors and senior managers to earn performance-related bonuses. The annual targets and objectives that must be met for each financial year are set by the committee, drawing on research by NBS. Account is also taken of the relative success of the different parts of the business for which the executive directors are responsible and the extent to which the overall strategic and operational objectives set by the Board are being met.

The maximum bonus award that can be made to an executive director in any one year is currently 100 per cent of salary. 2006 bonus awards were dependent upon the achievement of a number of 'stretch' business-specific and personal targets. The targets include factors which the Board considers to be commercially confidential if disclosed in detail, but which are summarised as follows:

- Achievement of specified levels of profit before tax for 2006. A significant element of the bonus is dependent on this target;
- Achievement of improvement in health and safety performance, measured through safety management performance and site inspection results;
- Achievement of specified customer satisfaction ratings;
- Other important and relevant business measures, including return on capital employed, divisional operating profit and specific personal objectives.

The majority of the targets were achieved.

Bonus awards for executive directors for 2006 ranged from 92 per cent to 99 per cent of basic 2006 salary (2005: 74.3 per cent to 98.2 per cent) and for other Executive Committee members from 79 per cent to 97 per cent of basic 2006 salary (2005: 45 per cent to 79 per cent).

For 2007, bonus targets have been set based broadly on the 2006 framework

No bonus or deferred bonus is pensionable.

Deferred Bonus Plan share matching award
The committee considers that share ownership by executive directors and senior executives strengthens the link between their interests and those of the company's shareholders. For the 2006 financial year the executive directors and selected senior executives had the opportunity of participating in the deferred bonus plan by investing some or all of their pre-tax bonus in the purchase of shares in the company on either a gross or net voluntary basis. If these shares remain undrawn for a period of three years, the company will match them on a one for one basis, provided that Group Earnings per share (EPS) shall have grown by at least three per cent compound in real terms during the financial years 2006 - 2008. EPS is calculated using the adjusted basic earnings per share as shown in Note 9 to the consolidated financial statements.

Executive share-based reward
The Performance Share Plan
In order to incentivise executive directors and other senior executives, the company has established a Performance Share Plan (PSP). The Remuneration Committee is responsible for supervising the plan and for granting or recommending of awards under the PSP. Conditional awards of shares are made to participants, entitling them to receive shares of the company at no direct cost. Vesting occurs on the third anniversary of the award, provided that the performance criterion is fulfilled. The current plan rules have an over-riding limit for awards of 200 per cent of basic salary per annum. The current general policy is to restrict awards to 125 per cent, other than in exceptional circumstances, such as senior level recruitment.

The PSP contains two elements: basic awards, which under current policy are restricted to a current maximum of 75 per cent of basic salary and additional enhanced awards, which under current policy are restricted to a current maximum of 50 per cent of basic salary. The enhanced awards, introduced in 2005, are made on a discretionary basis to members of the Executive Committee, including the executive directors. The vesting criteria for these awards are as follows:

<table>
<tr><td colspan="6">BASIC AWARDS</td></tr>
<tr><td colspan="3">The company's EPS outperforms the UK Index of Retail Prices (RPI) by 3 per cent per annum compound over three years</td><td colspan="3">The company's EPS outperforms the RPI by 6 per cent per annum compound over three years</td></tr>
<tr><td colspan="3">50 per cent of award vests</td><td colspan="3">100 per cent of award vests</td></tr>
<tr><td colspan="6">ENHANCED AWARDS</td></tr>
<tr><td colspan="6">Vesting of enhanced awards is dependent on the basic award earnings criterion of 3 per cent first being satisfied</td></tr>
<tr><td colspan="2">Median TSR performance relative to the sector peer group</td><td colspan="2">Better than median TSR performance relative to the sector peer group</td><td colspan="2">Upper quartile TSR performance relative to the sector peer group</td></tr>
<tr><td colspan="2">Nil vesting</td><td colspan="2">40 per cent of the enhanced awards vest</td><td colspan="2">100 per cent of the enhanced awards vest</td></tr>
<tr><td colspan="6">There is a sliding scale between the respective targets. There will be no re-testing of the performance condition.</td></tr>
</table>

In 2006, conditional awards were made to 286 participants (2005: 296), including two executive directors, in respect of a total of 2,120,036 shares (2005: 2,644,102). Of these, 1,910,642 were basic awards (2005: 2,356,526) and 209,394 were enhanced awards (2005: 287,576).

The performance criteria, which apply to all participants in the PSP, were chosen because EPS is considered to be an appropriate indicator of management's success in advancing the performance of the business. EPS is calculated as described in Note 9 to the consolidated financial statements. TSR was selected in order to incentivise improvement in performance relative to the PSP peer group, whilst continuing to focus on earnings growth. The peer group for this purpose consists of: Barratt Developments, Bellway, Berkeley Group Holdings, Bovis Homes Group, Crest Nicholson, George Wimpey, McCarthy & Stone, Persimmon, Redrow Group and Wilson Bowden.

The company's performance against these criteria is calculated by the Group Financial Controller from audited EPS and published RPI data and verified by the Remuneration Committee.

The company is currently examining the present reward arrangements for the senior management team and other key executives in all of our markets. The review is focusing on driving superior economic performance and includes consideration of alternatives to the current Annual and Deferred Bonus Plans and the Performance Share Plan.

The Board will announce its intentions once the review has been concluded and will consult appropriately with shareholders.

Executive Share Option Plan

The Taylor Woodrow Executive Share Option Plan was suspended on 9 October 2003 and is now closed for new awards.

All-employee share plans

United Kingdom

The company operates a Sharesave Plan under which all UK team members with at least three months' service can save up to £250 per month and receive three or five year options to acquire the company's shares priced at a discount of up to 20 per cent of market value. During 2006, 1,063 employees (25 per cent of those eligible) (2005: 847) applied to join the Plan. Options were granted over 1,409,702 shares (2005: 1,110,690) at an option price of 278.8p per share.

A UK Share Purchase Plan was introduced in 2004, under which all UK team members with at least three months' service are permitted to invest up to £1,500 per annum of their pre-tax earned income in the purchase of partnership shares of the company. Such shares, if held for a period of three years, attract an award of free matching shares. Currently participants receive one matching share for each partnership share purchased. During 2006, 1,213 participants contributed to the Plan (2005:1,162) and purchased 303,313 shares (2005: 332,622).

The executive directors are eligible to participate in these all-employee plans.

Overseas Plans

During 2005, the company implemented an all-employee stock purchase plan in the United States and introduced a share incentive plan in Canada in 2006.

The United States Plan is based broadly on the UK Sharesave Plan and entitles participants to contribute funds of up to a US$ amount equivalent to £3,000 per year of their post-tax income to purchase shares of the company at a discount of 15 per cent to the relevant market price.

The Canadian Plan is based broadly on the UK Share Purchase Plan and will entitle participants to contribute funds of up to a Can$ amount equivalent to £1,500 per year of their post-tax income to purchase shares of the company which, if held for a period of three years, would be matched by the company.

Other matters affecting share plans

The rules of the PSP, the Deferred Bonus Plan, the Executive Share Option Plan and the company's all-employee share plans referred to above provide for the early vesting or exercise of share entitlements in the event of a participant's death or cessation of employment because of a change of control, disability, redundancy or normal retirement.

During 2006 the Board amended the Rules of the Deferred Bonus Plan, Performance Share Plan and Sharesave Plan to comply with the Employment Equality (Age) Regulations 2006 to remove the prohibition on granting awards to employees who are within one year of retirement and to set age 65 as the normal retirement age for the purposes of those plans.

In accordance with the scheme rules and as indicated in previous Directors' Remuneration Reports, EPS figures for the purpose of performance measurement of share incentive schemes are restated in accordance with International Financial Reporting Standards.

Pension arrangements

Details of the Group's principal UK pension schemes are given in Note 20 to the consolidated financial statements.

Following changes to the taxation treatment of UK pension schemes in April 2006, the company reviewed the appropriateness of pension provision for all employees. This review resulted in a number of employees withdrawing from company pension arrangements. In such circumstances the company maintains lump sum life assurance cover and pays an additional salary allowance/supplement to the employee equal to the pension contribution that the company would otherwise have paid.

Of the executive directors, Iain Napier and Graeme McCallum withdrew respectively from the Personal Choice Plan (PCP) and the Taylor Woodrow Group Pension and Life Assurance Fund. They both retain benefits accrued up to April 2006 in these pension arrangements.

Taylor Woodrow Group Pension and Life Assurance Fund

The Fund was closed to new entrants from 31 March 2002. With effect from 1 September 2004, a restriction was applied so as to limit the amount of any increase in pensionable salary of members of this scheme to the lesser of the actual increase in basic salary or the RPI, subject to a maximum of 5 per cent per annum. The Fund ceased accrual of benefits on 30 November 2006 and from 1 December 2006 existing active Fund members were invited to participate in the PCP, referred to below and to which members and the company contribute.

At 31 December 2006 Graeme McCallum was a deferred member of the Wilson Connolly Holdings section of the Fund. Details of Graeme McCallum's accrued pension entitlements under the Fund and the opening and closing transfer values of his accrued pension rights are shown in the tables of directors' pension entitlements on page 45.

The company contributed a sum to an individual defined contribution top up arrangement for each member calculated on the full basic salary. The company's contributions in respect of Graeme McCallum for the three months to 31 March 2006 totalled £880 (2005: £2,603).

Taylor Woodrow Personal Choice Plan

With effect from 1 April 2002 the company introduced the PCP, a defined contribution Pension Scheme which all new eligible UK team members are invited to join.

During the year, Iain Napier and Peter Johnson were members of the PCP, although Iain Napier withdrew from the Plan in April 2006. The company contributed to their plans at the rate of 38 per cent and 34.5 per cent respectively of their basic salary for the relevant periods and these Directors each contributed at the rate of 5 per cent for those periods.

Pensions of former directors

Denis Mac Daid retired from the Board on 30 June 2005. His pension is calculated with an assumed retirement date of 5 April 2006. The difference between benefits calculated at that date and Fund benefits at his actual date of retirement is being paid by the company to him by monthly instalments. The annual equivalent of this payment is £19,260. This additional payment will increase on 1 May annually in line with increases awarded by the Trustees on Mr Mac Daid's main Fund benefits and the first such increase was paid on 1 May 2006. The additional payment also attracts dependents' benefits in line with his Fund pension.

Iain Napier retired from the board on 31 December 2006 but will remain employed by the company until 30 April 2007.

Graeme McCallum retired from the Board and the company on attaining his normal retirement age on 16 January 2007.

No other arrangements were made during the year for the provision of pensions for former directors.

Performance graph

The following graph shows the company's performance, measured by total shareholder return for the five-year period to 31 December 2006, compared with the performance of the FTSE 250 Share Index also measured by total shareholder return. The FTSE 250 Share Index has been selected for this comparison because the company is a constituent of that Index and in order to provide consistency of comparison with the 2005 Directors' Remuneration Report.

Growth in value of a hypothetical £100 holding over five years



350
300
250
200
150
100
50
Taylor Woodrow plc
FTSE 250
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

This graph has been prepared from information obtained through Datastream. It shows the theoretical growth in the value of a shareholding in the company and in FTSE 250 companies over the specified period, assuming that dividends are re-invested to purchase additional units of equity at the closing price applicable on the ex-dividend date. Historical data are based on the constituent companies at each given date.

Directors' Remuneration Report continued

Directors' contracts

It is the company's policy that executive directors should have contracts of employment providing for a maximum of one year's notice. However, it may be necessary occasionally to offer longer notice periods to new directors. Where this arises, it is the company's policy to reduce the notice period to one year within one year of appointment of the director.

Terms and conditions of appointment of all directors are available for inspection as described in the 2007 Annual General Meeting circular to shareholders.

The details of the directors' contracts are summarised in the table below:

Name	Date of contract	Unexpired term (months)	Notice periods Company (months)	Notice periods Director (months)	Normal retirement age	Current age
Ian Smith	23 December 2006	12	12 *	6	65	53
Peter Johnson	1 November 2002	12	12	12	60	52

* Ian Smith's contract contains a provision, which was agreed to in connection with his recruitment, that the company shall not serve notice before the earlier of the date of the first PSP award made to him and 31 December 2007.

It is the company's policy that liquidated damages should not apply on the termination of an executive director's contract. In accordance with this approach, payment for early termination of contract (without cause) by the company is, in the case of each of the executive directors, to be determined in accordance with normal principles of English law, which requires mitigation of liability on a case-by-case basis. Any such payment would typically be determined by reference to the main elements of a director's remuneration, namely: salary; contractual bonus; benefits-in-kind; and pension entitlements. The executive directors' contracts contain no express provisions relating to a change of control of the company. In such event the directors' rights and entitlements would be ascertained as stated above.

Non-executive directors

None of the non-executive directors has a service contract, as their terms of engagement are regulated by letters of appointment as follows:

Name of director	Date of appointment as a director	Date of initial letter of appointment	Term of appointment	Notice period by company (months)	Notice period by director (months)
Norman Askew	29 July 2003	25 July 2003	1 year, reviewed annually	3	3
Mike Davies	13 October 2003	29 September 2003	1 year, reviewed annually	1	1
Katherine Innes Ker ▲	1 July 2001	21 May 2001	1 year, reviewed annually	1	1
Andrew Dougal	18 November 2002	31 October 2002	1 year, reviewed annually	1	1
Vernon Sankey ▲	1 January 2004	15 December 2003	1 year, reviewed annually	1	1

▲ Proposed for re-appointment at the Annual General Meeting.

Their fees are determined by the Board based on research of fees paid to non-executive directors of similar companies within the FTSE 150 index and the sector peer group, subject to the aggregate annual limit of £600,000 imposed by the Articles of Association and are reviewed at two-yearly intervals. The Chairman's fees were increased on 1 July 2005 from £150,000 to £170,000 per annum and will be reviewed in July 2007. The basic fees of each non-executive director were previously reviewed in January 2005 and were increased on 1 January 2007 from £39,000 to £45,000. The Senior Independent Director and the Remuneration Committee Chairman each receive an additional fee of £5,000 and the Audit Committee Chairman receives an additional fee of £10,000 in respect of these services. Non-executive directors cannot participate in any of the company's share option plans and are not eligible to join the company's pension scheme.

Audited information
Directors' emoluments

	Basic salary/fees £000	Salary supplement in lieu of pension £000	Benefits-in-kind £000*	Bonus in respect of 2006 £000	2006 total £000	2005 total £000	Basic salary/fee p.a. with effect from 1.1.2007 £000
Executive							
Ian Smith	-	-	-	-	-	-	610▲
Iain Napier	610	219	17	606	1,452	1,335	610†
Peter Johnson	364	22	13	362	761	763	406
Graeme McCallum	329	60	1	306	696	613	329
Denis Mac Daid (former director)	-	-	-	-	-	295	-
Non-executive							
Norman Askew	170	-	-	-	170	160	170
Mike Davies	44	-	-	-	44	43	50
Katherine Innes Ker	44	-	-	-	44	43	50
Andrew Dougal	49	-	-	-	49	47	55
Vernon Sankey	39	-	-	-	39	39	45
Aggregate emoluments	1,649	301	31	1,274	3,255	-	
2005:					-	3,338	

Aggregate emoluments of the Executive Committee (excluding executive directors)

	Basic salary/fees £000	Salary supplement in lieu of pension £000	Benefits-in-kind £000*	Bonus in respect of 2006 £000	2006 total £000	2005 total £000	Salary p.a. with effect from 1.1.2007 £000
8 Members	1,678	44	75	1,363	3,160	4,338	2,116

Notes
* Includes non-cash payments.
† Payable for 4 months to 30 April 2007.
▲ Payable from 2 January 2007.
No expense allowances are paid.
No termination payments were made to directors during the year.
No payments were made during the year to former directors.

Directors' share-based reward and options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the company and any other share-based reward granted to or held by the directors. Details of the options exercised during the year are:

Name of director	Plan	Number of option shares exercised	Exercise price (pence)	Market price at exercise date (pence)	Gains on exercise 2006 £	Gains on exercise 2005 £
Iain Napier	Executive Option	196,754	246.5	356.375	216,183	1,794,637
	Bonus Plan	112,046	-	374.375	419,473	-
	Sharesave	-	-	-	-	12,697
					635,656	1,807,334
Peter Johnson	Executive Option	174,036	246.5	353.491	186,203	563,806
					186,203	563,806
Graeme McCallum	Executive Option	111,561	246.5	356.375	122,578	-
					122,578	-
	Total				944,437	2,371,140

Details of options for directors who served during the year are as follows:

Name of director	Plan	1 January 2006	Granted (Number)	Lapsed (Number)	Exercised (Number)	31 December 2006	Exercise price (pence)	Date of Grant	Date from which exercisable	Expiry date
Iain Napier	Executive Option	196,754	-	-	196,754	-	246.5	3.10.03	3.10.06	2.10.13
	Bonus Plan:									
	Matching award	112,046	-	-	112,046	-	-	7.4.03	7.4.06	6.4.13
	Matching award	109,232	-	-	-	109,232	-	2.4.04	2.4.07	1.4.14
	Matching award	24,073	-	-	-	24,073	-	8.4.05	8.4.08	7.4.15
	Performance Share Plan	142,857	-	-	-	142,857	-	10.5.04	10.5.07	9.5.09
	Performance Share Plan	227,272	-	-	-	227,272	-	7.9.05	7.9.08	6.9.10
	Performance Share Plan	-	197,923[2]	-	-	197,923	-	12.4.06	12.4.09	11.4.11
	Total	812,234	197,923	-	308,800	701,357				
Peter Johnson	Executive Option	174,036	-	-	174,036	-	246.5	3.10.03	3.10.06	2.10.13
	Sharesave	8,037	-	-	-	8,037	197.2	7.10.03	1.12.08	31.5.09
	Bonus Plan:									
	Matching award	52,636	-	-	-	52,636	-	2.4.04	2.4.07	1.4.14
	Matching award	-	9,858[1]	-	-	9,858	-	7.4.06	7.4.09	7.5.12
	Performance Share Plan	84,905	-	-	-	84,905	-	10.5.04	10.5.07	9.5.09
	Performance Share Plan	132,410	-	-	-	132,410	-	7.9.05	7.9.08	6.9.10
	Performance Share Plan	-	92,406[2]	-	-	92,406	-	12.4.06	12.4.09	11.4.11
	Total	452,024	102,264	-	174,036	380,252				
Graeme McCallum	Executive Option	111,561	-	-	111,561	-	246.5	3.10.03	3.10.06	2.10.13
	Sharesave	4,177	-	-	-	4,177	226.8	7.10.04	1.12.07	31.5.08
	Performance Share Plan	80,862	-	-	-	80,862	-	10.5.04	10.5.07	9.5.09
	Performance Share Plan	100,078	-	-	-	100,078	-	7.9.05	7.9.08	6.9.10
	Total	296,678	-	-	111,561	185,117				

1. Market value per share on date of grant 7 April 2006 was 403.5 pence.
2. Market value per share on date of grant 12 April 2006 was 382 pence.

There have been no variations to the terms and conditions or performance criteria for outstanding share options during the financial year.

The performance criteria relating to the Deferred Bonus Plan and the Performance Share Plan appear earlier in this Directors' Remuneration Report. These plans replaced the Executive Bonus Plan and Executive Share Option Plan, which were subject to EPS–related performance conditions.

Awards vesting under the Executive Bonus Plan and Executive Share Option Plan in 2006 achieved the EPS-related performance conditions and were consequently able to be exercised in full.

The market price of the ordinary shares at 31 December 2006 was 426.25p and the range during the year was 303.25p to 436p.

Directors' interests in shares and Loan Notes of the company

Directors' interests in 25 pence ordinary shares held (fully paid) and Floating Rate Unsecured Loan Notes 2008:

	at 1.1.06 25p ordinary shares	Loan Notes†	at 31.12.06 25p ordinary shares	Loan Notes†	Executive directors' share interests at 31 December 2006 expressed as a percentage of basic salary
Norman Askew	9,974	-	9,974	-	
Iain Napier	271,951*	-	134,555*	-	94%
Peter Johnson	34,549*	-	94,407*	-	99%
Graeme McCallum	102,123	172,890	102,123	172,890	132%
Mike Davies	5,000	-	5,000	-	
Katherine Innes Ker	1,000	-	1,000	-	
Andrew Dougal	5,000	-	5,000	-	
Vernon Sankey	10,778	-	10,778	-	

* Includes 1,250 ordinary shares held by Halifax Corporate Trustees Limited under the Taylor Woodrow 2004 Share Purchase Plan.

† The Floating Rate Unsecured Loan Notes 2008 were created on 31 August 2003 in connection with the acquisition of Wilson Connolly Holdings plc.

At 31 December 2006, each executive director had a notional interest in 6,039,845 ordinary shares of the company, being unappropriated ordinary shares held by the trustee of the Taylor Woodrow Group ESOP Trust in connection with the Taylor Woodrow Executive Share Option Plan and the Executive Bonus Plan; by the trustee of the Taylor Woodrow 2004 Employee Benefit Trust in connection with the Taylor Woodrow Performance Share Plan, the 2004 Deferred Bonus Plan and the 2004 Sharesave Plan, by the trustee of the Wilson Connolly Employee Share Trust in connection with the Wilson Connolly Incentive Share Plan and the trustee of the Wilson Connolly QUEST in connection with the Wilson Connolly Savings-Related Share Option Scheme.

Executives' shareholdings in the company

During January 2006 the Remuneration Committee approved a proposal recommending that executives accumulate holdings of Taylor Woodrow plc shares by April 2007 with values representing the following percentages of basic salary:

	Target holding	Average holding at 31 December 2006
Executive directors of Taylor Woodrow plc	100%	122%
UK members of the Group Executive Committee	75%	162%
North American members of the Group Executive Committee	100%	N/A
UK Regional Managing Directors and other executives eligible to participate in the Deferred Bonus Plan	50%	50%

Directors' pension entitlements

Defined benefit schemes

Graeme McCallum is a member of the Taylor Woodrow Group Pension and Life Assurance Fund. He has enhanced rights, which entitle him to benefits at the age of 60. His accrued rights under the scheme are as follows:

Accrued pension 31 December 2005	Increase in accrued pension in the year	Increase in accrued pension in the year including inflation	Transfer value in respect of increase in accrued pension	Accrued pension 31 December 2006
£	£	£	£	£
6,307	440	213	3,522	6,747

The following table sets out the transfer value of Graeme McCallum's accrued benefits under the scheme calculated in a manner consistent with 'Retirement Benefit Schemes – Transfer Values (GN 11)' published by the Institute of Actuaries and the Faculty of Actuaries.

Transfer value 31 December 2005	Contributions made by the director	Increase in transfer value in the year net of contributions	Transfer value 31 December 2006
£	£	£	£
138,506	1,320	13,416	153,242

The transfer values disclosed above do not represent a sum paid or payable to the director. Instead they represent a potential liability of the pension scheme. Increases in transfer values resulted from increases in salary and pensionable service. Until 30 November 2006 members of the scheme had the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above tables.

Money purchase schemes

Two directors are members of money purchase schemes. Contributions paid by the company in respect of these directors were as follows:

Name of director	2006	2005
	£	£
Iain Napier	6,600	26,175
Peter Johnson	98,833	20,940

Approval

This report was approved by the Board of directors on 19 February 2007 and signed on its behalf by the committee Chairman:



Katherine Innes Ker

19 February 2007

Directors' Responsibilities Statement

The directors are responsible for preparing the Annual Report and Accounts and the financial statements. The directors are required to prepare accounts for the Group in accordance with International Financial Reporting Standards (IFRSs) and have chosen to prepare company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of UK GAAP accounts, the directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgments and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' Report and Directors' Remuneration Report which comply with the requirements of the Companies Act 1985.

In the case of IFRS accounts International Accounting Standard 1 requires that financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- Properly select and apply accounting policies;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- Provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance;
- Prepare the accounts on a going concern basis unless, having assessed the ability of the company to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for the maintenance and integrity of the company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differ from legislation in other jurisdictions.

Independent Auditors' Report to the members of Taylor Woodrow plc

We have audited the Group financial statements of Taylor Woodrow plc for the year ended 31 December 2006 which comprise the Income Statement, the Balance Sheet, the Cash Flow Statement, the Statement of Recognised Income and Expense, the related notes 1 to 35 and the reconciliation of changes in shareholders' equity. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Taylor Woodrow plc for the year ended 31 December 2006.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Chief Executive's Review that is cross referred from the Introduction to the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures. We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985;
- the information given in the Directors' Report is consistent with the Group financial statements.

Separate opinion in relation to IFRSs
As explained in the accounting policies note to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
19 February 2007

Basis of accounting
The consolidated financial statements have been prepared in accordance with applicable International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as adopted for use in the European Union and as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared on the historical cost basis, except where stated below. The principal accounting policies adopted are set out below.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities controlled by the company (its subsidiaries) made up to 31 December each year. Control is achieved where the company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures are consolidated under the equity accounting method rather than the alternative treatment of proportionate consolidation allowed under IAS 31 'Interests in joint ventures'.

Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or jointly controlled entity at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

On disposal of a subsidiary or jointly-controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue
Revenue comprises the fair value of the consideration received or receivable, net of value-added tax, rebates and discounts and after eliminating sales within the Group.

Revenue and profit are recognised as follows:

(a) Private housing development properties and land sales.

Revenue is recognised at the fair value of the consideration received or receivable on legal completion.

(b) Contracting work.

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. This is normally measured by surveys of work performed to date. Variations in contract work, claims and incentive payments are included to the extent that it is probable that they will result in revenue and they are capable of being reliably measured.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Tender costs for construction
Significant tender costs are treated as recoverable once the directors consider that it is probable that the contract will be won. This is presumed to be when preferred bidder status is awarded.

Foreign currencies
The individual statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies other than the functional currency are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless

exchange rates fluctuate significantly when a monthly average exchange rate is used instead. Exchange differences arising are classified as reserves and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRS as assets and liabilities denominated in the functional currency of the company in which they arise.

The Group enters into forward contracts and currency options in order to hedge its exposure to certain foreign exchange transaction risks relating to the functional currency in accordance with Group policy. It also uses foreign currency borrowings and currency swaps to hedge its net investment exposure to certain overseas subsidiaries (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

Operating leases
Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable (and costs paid and payable) as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Property and plant
Land and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation, determined from market-based evidence by appraisal undertaken by professional valuers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of such land and buildings is credited to the properties revaluation reserve, except to the extent that it reverses a revaluation decrease for the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on the revaluation of such land and buildings is charged as an expense to the extent that it exceeds the balance, if any, held in the properties revaluation reserve relating to a previous revaluation of that asset.

On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus remaining in the properties revaluation reserve is transferred directly to accumulated profits.

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives. Depreciation is charged, where material, on buildings over the expected useful life of the asset. Other assets are depreciated using the straight-line method, on the following bases:

Plant, fixtures and equipment 20 - 25 per cent

Computer equipment 33 per cent

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables and other receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial Liability and Equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables
Trade payables on normal terms are not interest bearing and are stated at their nominal value. Trade payables on extended terms, particularly in respect of land, are recorded at their fair value at the date of acquisition of the asset to which they relate. The discount to nominal value is amortised over the period of the credit term and charged to finance costs.

Equity instruments
Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting
The Group uses forward exchange contracts and currency options to hedge transactions denominated in foreign currencies. The Group also uses foreign currency borrowings and currency swaps to hedge its net investment exposure to movements in exchange rates on translation of certain individual financial statements denominated in foreign currencies other than pounds sterling which is the functional currency of the company. Interest rate derivaties are used to manage interest rate risk in respect of specific borrowings. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group's policies approved by the Board of directors, which provide written principles on the use of financial derivatives. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of net investments in foreign operations are recognised directly in reserves and the ineffective portion, if any, is recognised immediately in the income statement.

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in reserves is retained in reserves until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in reserves is transferred to the income statement for the period.

Inventories
Inventories, details of which are shown in Note 14, are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.

Current tax
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation is measured on a non-discounted basis using the tax rates and laws that have then been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in reserves.

Share-based payments
The Group has applied the requirements of IFRS 2 'Share-based payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Employee benefits
The Group accounts for pensions and similar benefits under IAS 19 'Employee Benefits'. In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense, rather than the 'corridor method' alternative available under IAS 19.

Payments to defined contribution schemes are charged as an expense as they fall due.

Consolidated Income Statement for the year to 31 December 2006

	Note	2006 £m	2005 £m
Continuing operations			
Revenue: Group and share of joint ventures		3,679.0	3,556.4
Less share of joint ventures		(106.9)	(79.5)
Consolidated revenue	3	3,572.1	3,476.9
Cost of sales		(2,933.4)	(2,831.7)
Gross profit		638.7	645.2
Profit on disposal of properties and investments	4	9.1	10.2
Administrative expenses		(200.1)	(195.4)
Share of results of joint ventures		22.1	15.0
Profit from operations	4	469.8	475.0
Interest receivable		9.1	8.3
Finance costs	6	(73.3)	(72.3)
Profit before tax		405.6	411.0
Tax	7	(115.0)	(124.5)
Profit for the year		290.6	286.5
Attributable to:			
Equity holders of the parent	29	289.5	285.7
Minority interest		1.1	0.8
		290.6	286.5
Earnings per share			
From continuing operations			
Basic	9	50.5p	50.6p
Diluted	9	50.1p	49.8p

Consolidated Statement of Recognised Income and Expense
for the year to 31 December 2006

	2006 £m	2005 £m
Net exchange differences on translation of foreign operations	(49.0)	36.4
Actuarial losses on defined benefit pension schemes	(1.6)	(73.3)
Tax on actuarial losses taken directly to equity	0.5	22.0
Net surplus on revaluation	1.0	-
Net expense recognised directly in equity	(49.1)	(14.9)
Profit for the year	290.6	286.5
Total recognised income for the year	241.5	271.6
Attributable to:		
Equity holders of parent	240.4	270.8
Minority interests	1.1	0.8
	241.5	271.6

Reconciliation of movements in consolidated equity for the year to 31 December 2006

	2006 £m	2005 £m
Total recognised income for the year	241.5	271.6
Dividends on equity shares	(79.7)	(71.3)
New share capital subscribed	3.8	9.8
Proceeds from sale of own shares	15.0	7.3
Purchase of own shares	(6.1)	-
Increase in share-based payment tax reserve	4.2	1.2
Credit to equity relating to own shares	-	1.3
Share-based payment credit	6.1	5.9
Cash cost of satisfying share options	(8.0)	-
Increase (decrease) in other reserve	(0.6)	0.6
Decrease in minority interests	-	(0.9)
Net increase in equity	176.2	225.5
Opening equity	1,929.3	1,703.8
Closing equity	2,105.5	1,929.3

Consolidated Balance Sheet at 31 December 2006

	Note	2006 £m	2005 £m
Non-current assets			
Goodwill	10	363.1	363.9
Property and plant	11	25.5	24.4
Interests in joint ventures	12	56.2	92.1
Trade and other receivables	15	56.0	37.2
Deferred tax assets	13	95.4	101.2
		596.2	618.8
Current assets			
Inventories	14	2,946.5	2,699.6
Trade and other receivables	15	294.9	278.3
Tax receivables		19.7	3.6
Cash and cash equivalents	15	236.5	197.3
		3,497.6	3,178.8
Total assets		4,093.8	3,797.6
Current liabilities			
Trade and other payables	19	(926.0)	(822.1)
Tax payables		(74.1)	(61.6)
Debenture loans	17	(2.5)	(6.5)
Bank loans and overdrafts	16	(12.3)	(9.0)
		(1,014.9)	(899.2)
Net current assets		2,482.7	2,279.6
Non-current liabilities			
Trade payables	19	(123.1)	(76.2)
Debenture loans	17	(610.6)	(638.0)
Bank loans	16	(2.4)	(0.7)
Retirement benefit obligation	20	(208.6)	(222.5)
Deferred tax liabilities	13	(0.8)	(0.9)
Long-term provisions	21	(27.9)	(30.8)
		(973.4)	(969.1)
Total liabilities		(1,988.3)	(1,868.3)
Net assets		2,105.5	1,929.3
Equity			
Share capital	22	148.5	148.0
Share premium account	23	758.8	756.2
Revaluation reserve	24	1.5	0.5
Own shares	25	(45.0)	(53.9)
Share-based payment tax reserve	26	8.2	4.0
Capital redemption reserve	27	31.5	31.5
Other reserve		4.8	5.4
Translation reserve	28	(19.1)	29.9
Retained earnings	29	1,214.3	1,006.8
Equity attributable to equity holders of the parent		2,103.5	1,928.4
Minority interests		2.0	0.9
Total equity		2,105.5	1,929.3

The financial statements were approved by the Board of directors and authorised for issue on 19 February 2007. They were signed on its behalf by:

N B M Askew
Director

P T Johnson
Director

Consolidated Cash Flow Statement for the year to 31 December 2006

	Note	2006 £m	2005 £m
Net cash from operating activities	30	57.0	130.2
Investing activities			
Interest received		9.1	8.3
Dividends received from joint ventures		22.6	3.0
Proceeds on disposal of properties, plant and investments, including joint ventures		48.0	13.9
Purchases of properties, plant and investments		(6.7)	(6.3)
Amounts invested in joint ventures		(9.2)	(22.8)
Amounts repaid by joint ventures		5.3	27.2
Net cash from investing activities		69.1	23.3
Financing activities			
Equity dividends paid		(79.7)	(71.3)
Dividends paid by subsidiaries to minority shareholders		(0.1)	(0.9)
Issue of ordinary share capital		3.3	9.8
Proceeds from sale of own shares		15.9	7.3
Purchase of own shares		(12.4)	-
New debenture loans raised		-	1.8
New bank loans raised		608.7	410.2
Repayment of debenture loans		(4.3)	(18.5)
Repayment of bank loans		(600.9)	(416.2)
Decrease in bank overdrafts		(2.7)	(2.3)
Net cash used in financing activities		(72.2)	(80.1)
Net increase/(decrease) in cash and cash equivalents		53.9	73.4
Cash and cash equivalents at beginning of year		197.3	114.9
Effect of foreign exchange rate changes		(14.7)	9.0
Cash and cash equivalents at end of year		236.5	197.3

Notes to the Consolidated Financial Statements for year to 31 December 2006

1. General information

Taylor Woodrow plc is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 90. The nature of the Group's operations and its principal activities are set out in Note 3 and in the Chief Executive's Review on pages 5 to 27.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out on pages 48 and 49.

Key sources of estimation uncertainty and critical accounting judgments

Site valuations and work in progress

Internal site valuations are carried out at regular intervals throughout the year. The valuations will include an estimation of the costs to complete and remaining revenues, in order to determine the profit that the Group is able to recognise on the proportion of completions in the period, for each development. In addition, the carrying value of work in progress can involve considerable judgment around future margins from sites in assessing whether any impairment provisions need to be recognised.

Impairment of goodwill

The determination of whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires an estimate of the future cash flows expected to arise from the cash generating unit, the future growth rate of revenue and costs, and a suitable discount rate. The carrying amount of goodwill at the balance sheet date was £363.1m.

Contracting work

Profits in respect of contracts will be recognised by reference to the stage of completion when an estimate of a profitable outcome can be measured reliably. Determining the outcome of a contract will require a survey. This includes an estimate of the value of costs to complete and in certain instances estimates of the contract price as well as any variations in the contract work.

Contingent liabilities

Note 31 describes an ongoing legal dispute in Florida. In making its judgment management considered the detailed criteria for the recognition of a provision set out in IAS 37, and in particular the existence of a present obligation. Having taken legal advice, the directors are satisfied that recognition of a provision in the current year is not appropriate for all aspects of the dispute and that some of the circumstances give rise to a possible obligation whose existence will be confirmed by the occurrence of uncertain future events.

Pensions

Note 20 details the main assumptions made for the accounting of the Group's defined benefit pension schemes.

Tax

Aspects of tax accounting require considerable management judgment and interpretation of tax legislation across many jurisdictions.

2. Revenue

An analysis of the Group's revenue is as follows:

	2006 £m	2005 £m
Housing	3,021.5	2,785.7
Construction	550.6	499.2
Property	-	192.0
Consolidated revenue	3,572.1	3,476.9
Interest receivable	9.1	8.3
	3,581.2	3,485.2

3. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into four operating divisions – Housing - United Kingdom, Housing – North America, Housing – Spain and Gibraltar, and Construction. From 2006, the Property sector is no longer separately reported. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

2006	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Construction £m	Consolidated £m
Revenue:						
External sales	1,759.2	1,170.2	92.1	3,021.5	550.6	3,572.1
Inter-segment sales	4.1	-	-	4.1	60.8	64.9
Eliminations	(4.1)	-	-	(4.1)	(60.8)	(64.9)
Total revenue	1,759.2	1,170.2	92.1	3,021.5	550.6	3,572.1
Share of joint ventures' revenue	82.8	24.1	-	106.9	-	106.9
Group and share of joint ventures	1,842.0	1,194.3	92.1	3,128.4	550.6	3,679.0
Result:						
Profit before joint ventures	206.8	206.4	26.4	439.6	8.1	447.7
Share of joint ventures' profit*	14.7	14.9	-	29.6	-	29.6
Profit*	221.5	221.3	26.4	469.2	8.1	477.3
Share of joint ventures' interest and tax	(6.1)	(1.4)	-	(7.5)	-	(7.5)
Profit from operations	215.4	219.9	26.4	461.7	8.1	469.8
Finance costs, net						(64.2)
Profit before tax						405.6
Tax						(115.0)
Profit for the year						290.6

*Profit is profit from operations before joint ventures' interest and tax.

Other information:						
Property and plant additions	2.5	1.7	0.3	4.5	2.2	6.7
Depreciation - plant	1.1	1.1	0.1	2.3	5.4	7.7
Assets:						
Segment assets	2,310.5	868.7	173.7	3,352.9	100.7	3,453.6
Share of joint ventures' assets	53.3	54.1	-	107.4	3.3	110.7
Eliminations	(35.4)	(34.7)	-	(70.1)	-	(70.1)
	2,328.4	888.1	173.7	3,390.2	104.0	3,494.2
Goodwill						363.1
Cash and cash equivalents						236.5
Consolidated total assets						4,093.8

3. Business and geographical segments continued

2006	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Construction £m	Consolidated £m
Liabilities:						
Segment liabilities	(754.0)	(310.9)	(84.1)	(1,149.0)	(211.5)	(1,360.5)
Share of joint ventures' liabilities	(35.4)	(34.7)	-	(70.1)	-	(70.1)
Eliminations	35.4	34.7	-	70.1	-	70.1
	(754.0)	(310.9)	(84.1)	(1,149.0)	(211.5)	(1,360.5)
Gross debt						(627.8)
Consolidated total liabilities						(1,988.3)
Capital employed**	1,574.4	577.2	89.6	2,241.2	(107.5)	2,133.7
Goodwill						363.1
Net debt						(391.3)
Net assets						2,105.5

**The Group is unable to allocate the defined benefit pension scheme assets and liabilities on an actuarial basis by entity. However, for the purposes of the segmental analysis above the Group has allocated the deficit on the basis of members in the plan. This allocation is performed solely for the purposes of providing a more meaningful segmental analysis and is not an appropriate apportionment in accordance with IAS 19.

2005	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Property £m	Construction £m	Consolidated £m
Revenue:							
External sales	1,607.9	1,102.1	75.7	2,785.7	192.0	499.2	3,476.9
Inter-segment sales	4.8	-	-	4.8	-	71.1	75.9
Eliminations	(4.8)	-	-	(4.8)	-	(71.1)	(75.9)
Total revenue	1,607.9	1,102.1	75.7	2,785.7	192.0	499.2	3,476.9
Share of joint ventures' revenue	39.5	39.7	-	79.2	-	0.3	79.5
Group and share of joint ventures	1,647.4	1,141.8	75.7	2,864.9	192.0	499.5	3,556.4
Result:							
Profit before joint ventures	227.4	185.6	23.0	436.0	15.7	8.3	460.0
Share of joint ventures' profit*	6.0	14.0	-	20.0	-	0.5	20.5
Profit*	233.4	199.6	23.0	456.0	15.7	8.8	480.5
Share of joint ventures' interest and tax	(5.4)	(0.1)	-	(5.5)	-	-	(5.5)
Profit from operations	228.0	199.5	23.0	450.5	15.7	8.8	475.0
Finance costs, net							(64.0)
Profit before tax							411.0
Tax							(124.5)
Profit for the year							286.5
Other information:							
Property and plant additions	0.9	1.4	0.1	2.4	-	3.8	6.2
Depreciation - plant	1.1	0.8	0.2	2.1	-	3.7	5.8

3. Business and geographical segments continued

2005	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Property £m	Construction £m	Consolidated £m
Assets:							
Segment assets	2,160.2	746.9	121.5	3,028.6	25.2	152.6	3,206.4
Share of joint ventures' assets	133.7	55.9	-	189.6	-	-	189.6
Eliminations	(133.5)	(26.1)	-	(159.6)	-	-	(159.6)
	2,160.4	776.7	121.5	3,058.6	25.2	152.6	3,236.4
Goodwill							363.9
Cash and cash equivalents							197.3
Consolidated total assets							3,797.6
Liabilities:							
Segment liabilities	(575.3)	(281.1)	(64.0)	(920.4)	(17.4)	(276.3)	(1,214.1)
Share of joint ventures' liabilities	(133.5)	(26.1)	-	(159.6)	-	-	(159.6)
Eliminations	133.5	26.1	-	159.6	-	-	159.6
	(575.3)	(281.1)	(64.0)	(920.4)	(17.4)	(276.3)	(1,214.1)
Gross debt							(654.2)
Consolidated total liabilities							(1,868.3)
Capital employed**	1,585.1	495.6	57.5	2,138.2	7.8	(123.7)	2,022.3
Goodwill							363.9
Net debt							(456.9)
Net assets							1,929.3

Geographical segments

The Group's operations are located primarily in the United Kingdom and North America. The Group's housing divisions are already segmented geographically above. The construction division is primarily located in the United Kingdom.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market 2006 £m	2005 £m
United Kingdom	2,243.6	2,248.4
North America	1,170.1	1,102.1
Rest of the world	158.4	126.4
	3,572.1	3,476.9

3. Business and geographical segments continued

The following is an analysis of the carrying amount of segment assets, and additions to property and plant, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property and plant	
	2006 £m	2005 £m	2006 £m	2005 £m
United Kingdom	2,854.9	2,725.5	2.6	1.2
North America	1,012.3	902.2	1.7	1.4
Rest of the world	226.6	169.9	2.4	3.6
	4,093.8	3,797.6	6.7	6.2

4. Profit from operations

Profit from operations includes:	2006 £m	2005 £m
Profit on disposal of investments	9.0	7.1
Profit on disposal of fixed assets	0.1	-
Profit on disposal of investment and other non-current property	-	3.1
Profit on disposal of property and investments	9.1	10.2

Profit from operations has been arrived at after charging (crediting):	2006 £m	2005 £m
Cost of inventories recognised as expense	2,903.8	2,825.0
Specific write-downs of inventories	35.3	15.6
Reversal of specific write-downs of inventories	(5.7)	(8.9)
Depreciation - plant	7.7	5.8
Minimum lease payments under operating leases recognised in income for the year	13.6	6.0
Auditors' remuneration for assurance services:		
Recurring – external audit of Group and Company	0.3	0.2
Non-recurring – IFRS restatement audit	-	0.1
Other services pursuant to legislation	0.1	0.1
Other assurance	0.1	0.1
Auditors' remuneration for other services		
Recurring – external audit of Subsidiaries	0.4	0.4
Tax services	0.1	0.8

5. Staff costs

	2006 Number	2005 Number
Average number employed		
Housing United Kingdom	2,658	2,971
Housing North America	1,108	984
Housing Spain and Gibraltar	157	167
Construction	4,235	4,006
Property	-	4
	8,158	8,132
United Kingdom	4,079	4,472
Overseas	4,079	3,660
	8,158	8,132

5. Staff costs continued

	£m	£m
Remuneration		
Wages and salaries	245.6	225.9
Social security costs	23.3	21.7
Other pension costs	15.2	15.7
	284.1	263.3

6. Finance costs

	2006 £m	2005 £m
Interest on bank overdrafts and loans	22.9	20.6
Interest on debenture loans	41.2	42.1
	64.1	62.7
Amortisation of discount on land creditors	6.5	5.4
Notional interest on pension liability (note 20)	2.7	4.2
	73.3	72.3

7. Tax

		2006 £m	2005 £m
Current tax:			
UK corporation tax:	Current year	58.8	111.8
	Prior year	(9.9)	(9.7)
Relief for foreign tax		(8.3)	(63.0)
Foreign tax:	Current year	80.4	82.3
	Prior year	(8.3)	14.2
		112.7	135.6
Deferred tax:			
UK:	Current year	(3.0)	9.0
	Prior year	(0.2)	1.2
Foreign:	Current year	(4.8)	(7.3)
	Prior year	10.3	(14.0)
		2.3	(11.1)
		115.0	124.5

Corporation tax is calculated at 30 per cent (2005: 30 per cent) of the estimated assessable profit for the year in the UK.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Deferred tax recognised in the Group statement of recognised income and expense is due to actuarial gains on post-retirement liability.

7. Tax continued

The charge for the year can be reconciled to the profit per the income statement as follows:

	2006 £m	2005 £m
Profit before tax	405.6	411.0
Tax at the UK corporation tax rate of 30% (2005: 30%)	121.7	123.3
Over provision in respect of prior years	(8.1)	(8.3)
Tax effect of share of results of joint ventures	(4.8)	(4.5)
Tax effect of expenses that are not deductible in determining taxable profit	4.8	12.0
Non taxable income	(22.5)	(18.0)
Net overseas income receivable	-	0.6
Effect of higher rates of tax of subsidiaries operating in other jurisdictions	19.8	20.5
Other	4.1	(1.1)
Tax expense for the year	115.0	124.5

8. Dividends

	2006 £m	2005 £m
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31December 2005 of 8.9p (2004: 8.1p) per share.	51.0	45.5
Interim dividend for the year ended 31December 2006 of 5.0p (2005: 4.5p) per share.	28.7	25.8
	79.7	71.3
Proposed final dividend for the year ended 31 December 2006 of 9.75p (2005: 8.9p) per share.	57.6	51.0

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

9. Earnings per share

From continuing operations

	2006	2005
Basic	50.5p	50.6p
Diluted	50.1p	49.8p

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings:	2006 £m	2005 £m
Earnings for basic earnings per share and diluted earnings per share	289.5	285.7

Weighted average number of shares:	2006 m	2005 m
For basic earnings per share	572.9	564.6
Weighted average of dilutive options	5.0	7.8
Weighted average of dilutive awards under bonus plans	0.5	1.1
For diluted earnings per share	578.4	573.5

10. Goodwill

	£m
Cost and carrying amount	
At 1 January 2005	363.2
Changes in exchange rates	0.7
At 31 December 2005	363.9
Changes in exchange rates	(0.8)
At 31 December 2006	**363.1**

Goodwill of £357.5m (2005: £357.5m) is allocated to the UK Housing business. The recoverable amount in respect of UK Housing has been determined on the basis of the current business plan which extends for six years.
Key assumptions are:
(i) Gross margins are consistent with latest forecasts
(ii) A pre-tax discount rate of 11.1 per cent based on the Group's weighted average cost of capital.

11. Property and plant

	Freehold land and buildings £m	Plant £m	Total £m
Cost or valuation			
At 1 January 2005	7.5	55.7	63.2
Changes in exchange rates	-	0.5	0.5
Additions	-	6.2	6.2
Disposals	(0.3)	(2.8)	(3.1)
At 31 December 2005	7.2	59.6	66.8
Changes in exchange rates	-	(0.7)	(0.7)
Additions	-	6.7	6.7
Disposals	-	(2.0)	(2.0)
Net surplus on revaluation	2.4	-	2.4
At 31 December 2006	**9.6**	**63.6**	**73.2**
Comprising:			
Properties valued			
Cost	9.3	-	9.3
Net surplus	0.3	-	0.3
Valuation in 2006	9.6	-	9.6
Others not valued - cost	-	63.6	63.6
	9.6	63.6	73.2
Accumulated depreciation			
At 1 January 2005	-	39.0	39.0
Changes in exchange rates	-	0.3	0.3
Disposals	-	(2.7)	(2.7)
Charge for the year	-	5.8	5.8
At 31 December 2005	-	42.4	42.4
Changes in exchange rates	-	(0.4)	(0.4)
Disposals	-	(2.0)	(2.0)
Charge for the year	-	7.7	7.7
At 31 December 2006	**-**	**47.7**	**47.7**

11. Property and plant continued

	Freehold land and buildings £m	Plant £m	Total £m
Carrying amount			
At 31 December 2006	9.6	15.9	25.5
At 31 December 2005	7.2	17.2	24.4

The fixed asset properties of the Group were valued as at 31 December 2006 by Knight Frank LLP, independent valuers not connected with the Group, on a fair value basis in accordance with RICS valuation methodology, and that valuation was £9.6m. The income statement was credited with £1.4m of the £2.4m net surplus on revaluation in line with prior years' deficit treatment.

The revaluation surplus arises in a subsidiary and cannot be distributed to the parent due to legal restrictions in the United Kingdom.

12. Interests in joint ventures

	2006 £m	2005 £m
Aggregated amounts relating to share of joint ventures		
Total assets	110.7	189.6
Total liabilities	(70.1)	(159.6)
Carrying amount	40.6	30.0
Loans to joint ventures	15.6	62.1
Total interests in joint ventures	56.2	92.1
Revenues	106.9	79.5
Profit after interest and tax	22.1	15.0

Particulars of significant joint ventures are as follows:

Country of incorporation	Name of joint venture equity accounted in the consolidated financial statements (*Interests held by subsidiary undertakings)	Taylor Woodrow plc interest in the issued ordinary share capital
Great Britain	Greenwich Millennium Village Limited*	50%
	North Central Management Holdings Limited*	50%
USA	Taylor Woodrow Communities/Steiner Ranch Limited*	75%
	Olsen Holdings LLC*	58%

13. Deferred tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting year.

	Capital allowances £m	Short-term timing differences £m	Retirement benefit obligations £m	Total £m
At 1 January 2005	1.1	19.7	43.5	64.3
Changes in exchange rates	-	1.7	-	1.7
Credit to income	0.4	9.7	1.0	11.1
Credit to equity	-	1.2	22.0	23.2
At 31 December 2005	1.5	32.3	66.5	100.3
Changes in exchange rates	-	(0.3)	-	(0.3)
Credit (charge) to income	1.6	(7.7)	1.6	(4.5)
Credit (charge) to equity	-	(1.4)	0.5	(0.9)
At 31 December 2006	3.1	22.9	68.6	94.6

13. Deferred tax continued

The net deferred tax balance is analysed into assets and liabilities as follows:

	2006 £m	2005 £m
Deferred tax assets	95.4	101.2
Deferred tax liabilities	(0.8)	(0.9)
	94.6	100.3

At the balance sheet date the Group has unused UK capital losses of £187.2m (2005: £163.4m), of which £62.5m (2005: £61.7m) are agreed available for offset against future capital profits. No deferred tax asset has been recognised in respect of these losses because the directors do not consider that these capital losses will be utilised in the foreseeable future.

14. Inventories

	2006 £m	2005 £m
Raw materials and consumables	2.3	2.6
Finished goods and goods for resale	58.7	66.8
Residential developments		
Land (Note 19)	1,857.2	1,683.7
Development and construction costs	999.1	899.0
Commercial, industrial and mixed development properties	29.2	47.5
	2,946.5	2,699.6

15. Other financial assets

Trade and other receivables

	Non-current		Current	
	2006 £m	2005 £m	2006 £m	2005 £m
Trade receivables	37.8	19.4	144.8	62.8
Amounts recoverable on contracts	-	-	65.2	51.8
Joint ventures	-	-	9.6	31.5
Currency and interest rate derivatives	15.2	6.7	-	-
Other receivables	3.0	11.1	75.3	132.2
	56.0	37.2	294.9	278.3

The average credit period taken on sales is 15 days (2005: 8 days). An allowance has been made for estimated irrecoverable amounts from trade receivables and amounts recoverable on contracts of £3.7m (2005: £2.7m). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

This comprises of cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

15. Other financial assets continued

Credit risk

The Group's principal financial assets are bank balances and cash and, trade and other receivables, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is governed by Group policy that specifies the minimum credit rating, maximum exposure and maximum tenor.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

16. Bank overdrafts and loans

	2006 £m	2005 £m
Bank overdrafts repayable on demand	0.2	2.9
Bank loans	14.5	6.8
	14.7	9.7
Bank loans are repayable as follows:		
Within one year	12.1	6.1
In more than one year but not more than two years	2.4	0.7
	14.5	6.8
Less: amounts due for settlement within 12 months	(12.1)	(6.1)
Amount due for settlement after 12 months	2.4	0.7

	Bank overdraft £m	Bank loans £m
Analysis of borrowings by currency:		
31 December 2006		
Sterling	0.2	-
Canadian dollars	-	8.4
Ghanian cedis	-	3.9
US dollars	-	2.2
	0.2	14.5
31 December 2005		
Sterling	2.9	-
Canadian dollars	-	1.5
Ghanian cedis	-	5.3
	2.9	6.8

Bank borrowings are arranged at floating rates of interest, from 1.95 per cent to 20.6 per cent (2005: 1.85 per cent to 21.5 per cent), thus exposing the Group to cash flow interest rate risk (see Chief Executive's Review on pages 5 to 27).

Secured bank loans and overdrafts totalled £14.5m (2005: £6.8m). Secured bank loans and overdrafts are secured on certain fixed asset properties and land.

The directors estimate the fair value of the Group's bank borrowings to be equivalent to its book value.

At 31 December 2006, the Group had available £629.5m (2005: £685.0m) of undrawn committed revolving credit facilities.

17. Debenture loans

	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Floating rate notes 2006 – unsecured	-	-	1.6	1.6
6.59% US $81m notes 2008 – unsecured	41.3	41.8	47.1	49.8
Floating rate notes 2008 – unsecured	2.0	2.0	2.6	2.6
6.625% £250m guaranteed bonds 2012 – unsecured	243.6	257.0	247.0	267.9
5.53% US $75m notes 2011 – unsecured	38.2	38.2	43.5	43.2
6.03% US $175m notes 2014 – unsecured	89.0	89.2	101.4	101.7
6.375% £200m bonds 2019 – unsecured	197.3	199.0	197.1	218.5
Other secured loans	1.7	1.8	4.2	4.5
	613.1	629.0	644.5	689.8

	2006 £m	2005 £m
Repayable		
In more than one year but not more than two years	0.6	0.5
In more than two years but not more than five years	80.1	48.5
In more than five years	529.9	589.0
Total falling due in more than one year	610.6	638.0
Within one year or on demand	2.5	6.5
	613.1	644.5

Interest rates and currencies of debenture loans:

		Fixed rate debt		
	Floating rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average time until maturity years
31 December 2006				
Sterling	2.0	440.9	6.7	8.6
US dollars	-	168.5	6.1	5.3
Canadian dollars	-	1.7	11.4	3.0
	2.0	611.1	6.5	7.7
31 December 2005				
Sterling	4.2	444.1	6.5	9.4
US dollars	-	192.0	6.2	6.3
Canadian dollars	1.8	2.4	11.4	2.1
	6.0	638.5	6.4	8.5

Interest on debenture loans of £100m (2005: £100m) has been swapped from 6.625 per cent to floating rates based on US$ LIBOR applicable to periods of three months. The above table does not reflect the impact of these swaps.

Charges for secured loans have been given principally on certain development properties.

18. Derivative financial instruments

The Group has the following derivatives at 31 December 2006:

- Currency swaps relating to part of its 6.625 per cent bonds 2012 which have swapped £100m into US$160.5m to hedge part of its investment in the United States of America and the interest on this has been swapped from 6.625 per cent to floating rates based on US$ LIBOR applicable to periods of three months;

- Currency swaps relating to the 7.04 per cent loan notes 2008 acquired with Bryant Group plc in 2001. These notes were issued by way of a US$81m 6.59 per cent fixed rate US private placement. The dollar proceeds were swapped into £49.5m at a fixed rate of interest of 7.04 per cent;

- A five year collar, limiting the three month LIBOR interest rate to between 3.99 per cent and 6.5 per cent on £30m expired in December 2006;

- A ten year interest swap to December 2012, acquired with Wilson Connolly in 2003, on £35m from floating rate to a fixed interest rate of 5.8 per cent;

- Forward contracts to hedge transaction risks and intra-group loans to buy US$1.2m and €16m against sterling.

At 31 December 2006, the fair value of the Group's derivatives is a net debtor of £6.1m (2005: £1.6m). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £15.2 m (2005: £6.7m) assets included in trade and other receivables and £9.1m (2005: £5.1m) liabilities included in trade and other payables. The fair value of derivatives that are designated and effective as net investment hedges amounting to £19.5m (2005: £7.2m) has been deferred in equity. Changes in the fair value of non-hedging currency derivatives amounting to £(1.8)m (2005: £0.5m) have been (credited) / charged to income in the year.

19. Other financial liabilities

Trade and other payables

	Current 2006 £m	2005 £m	Non-current 2006 £m	2005 £m
Trade payables	523.2	435.6	121.0	58.0
Payments received on account	85.2	114.9	1.7	17.6
Joint ventures	2.8	0.4	-	-
Currency and interest rate derivatives	9.1	5.1	-	-
Other payables	305.7	266.1	0.4	0.6
	926.0	822.1	123.1	76.2

Trade payable days were 32 days (2005: 31 days), based on the ratio year-end trade payables (excluding sub-contract retentions and unagreed claims of £13.2m (2005: £12.9m) and land creditors) to amounts invoiced during the year by trade creditors.

The directors consider that the carrying amount of trade and other payables approximates to their fair value.

19. Other financial liabilities continued

Land creditors, included within trade payables, of £350.4m (2005: £241.9m) are secured against land acquired for development. Land creditors are due as follows:

	2006 £m	2005 £m
Due within one year	252.0	183.9
Due in more than one year but not more than two years	73.6	34.0
Due in more than two years but not more than five years	42.0	23.4
Due in more than five years	5.4	0.6
	373.0	241.9
Current liability	252.0	183.9
Non-current liability	121.0	58.0
	373.0	241.9

Land creditors are denominated as follows:

	2006 £m	2005 £m
Sterling	239.7	188.8
US dollar	57.9	4.3
Canadian dollar	24.9	12.7
Euros	50.5	36.1
	373.0	241.9

20. Retirement benefit schemes

Retirement benefit obligation comprises gross pension liability of £205.9m (2005: £219.8m) and gross post-retirement health care liability of £2.7m (2005: £2.7m).

The Group operates Defined Benefit and Defined Contribution pension schemes. In the UK, the Taylor Woodrow Group Pension and Life Assurance Fund (TWGP&LAF) and the Taylor Woodrow NHS Pension Scheme (TWNHSPS) are funded Defined Benefit schemes. The TWGP&LAF merged with the Bryant Group Pension Scheme (BGPS) on 24 June 2002 and with the Wilson Connolly Holdings Pension Scheme (WCHPS), the Wainhomes Ltd Pension Scheme (WHLPS) and the Prestoplan Pension Scheme (PPS) on 27 August 2004. The schemes are managed by trustees. All scheme assets are held separately from the Group. With the exception of the TWNHSPS the Defined Benefit schemes are closed to new entrants and with effect from 30 November 2006 to future pension accrual. An alternative Defined Contribution arrangement, the Taylor Woodrow Personal Choice Plan, is offered to new employees and from 1 December 2006 to employees who previously accrued benefits in the TWGP&LAF. Contributions of £6.7m (2005: £5.9m) were charged to income in respect of defined contribution schemes. The Group also operates a number of overseas pension schemes of the defined benefit and defined contribution type.

The most recent formal actuarial valuation of the TWGP & LAF was carried out at 1 June 2004 and updated to 1 September 2004 to take account of subsequent mergers. The TWNHSPS commenced in December 2003 and the Actuary has completed his initial valuation with an effective date of 31 December 2003. The projected unit method was used in all valuations and assets were taken into account using market values. The next formal valuations of the TWGP&LAF and TWNHSPS are due to take place on 1 June 2007 and 31 December 2006 respectively.

As part of the discussions with the Trustees of the TWGP&LAF around the closure of the scheme to future accrual, the Group has agreed to increase deficit repair payments from the current level of £4.8m pa to £20m pa for the next 10 years. These payments will be reviewed at each valuation. The first such payment was made on 19 December 2006.

20. Retirement benefit schemes continued

The main financial assumptions, which were used for the triennial funding valuation and are all relative to the inflation assumption, are as set out below:

Assumptions	TWGP&LAF	TWNHSPS
Inflation	2.5% pa	2.5% pa
Investment return – pre/post retirement	5.0/3.0% pa	3.0/3.0% pa
General pay inflation	0% pa	1.0% pa
Pension increases	0% pa	0% pa
Valuation results	TWGP&LAF	TWNHSPS
Market value of assets	£563.3m	£0.05m
Past service liabilities	£627.9m	£0.09m
Scheme funding levels	90%	58%

The actuaries to each scheme calculated the long-term funding rates to be 16.0 per cent (TWGP&LAF) and 18 per cent (TWNHSPS) of each scheme's respective pensionable salary roll.

The funding policy of the Trustees is to maintain a stable contribution rate with a funding level in excess of 100 per cent.

The valuations of the Group's pension schemes have been updated to 31 December 2006 and the position of overseas schemes has been included within the IAS 19 disclosures. The principal actuarial assumptions used in the calculation of the disclosure items are as follows:

	United Kingdom 2006	2005	North America 2006	2005
As at 31 December				
Discount rate for scheme liabilities	5.10%	4.75%	5.0-5.7%	5.0-5.4%
Expected return on scheme assets	5.87%	5.8%	5.5-6.6%	6.6%
Deferred pension increases	3.00%	2.75%	2.5-3.5%	2.5-3.5%
Pension increases	2.75%	2.6%	3.5-4.0%	0.0-3.0%

The basis for the above assumptions are prescribed by IAS 19 and do not reflect the assumptions that may be used in future funding valuations of the Group's pension schemes.

The key change in assumptions in the year relates to future bond yields. In addition, the company has strengthened its assumptions in respect of underlying mortality by adoption of the 92 series tables, which for a 65 year-old male, the life expectancy assumed has increased from 18.9 years to 19 years.

The fair value of assets and present value of obligations of the Group's defined benefit pension arrangements, are set out below:

	Expected rate of return % pa	United Kingdom £m	North America £m	Total plans £m	Percentage of total plan assets held
31 December 2006					
Assets:					
Equities	7.97%	346.9	7.5	354.4	47%
Bonds/Gilts	5.12% / 4.47%	376.4	4.0	380.3	51%
Other assets	5.12%	14.7	0.2	15.0	2%
		738.0	11.7	749.7	100%
Present value of defined benefit obligations		(944.4)	(11.2)	(955.6)	
Surplus (deficit) in schemes recognised as non-current liability		(206.4)	0.5	(205.9)	

20. Retirement benefit schemes continued

	Expected rate of return % pa	United Kingdom £m	North America £m	Total plans £m	Percentage of total plan assets held
31 December 2005					
Assets:					
Equities	6.2%	322.0	9.9	331.9	47.0%
Bonds/Gilts	4.35% / 3.7%	349.4	5.7	355.1	50.3%
Other assets	4.35%	13.7	5.4	19.1	2.7%
		685.1	21.0	706.1	100.0%
Present value of defined benefit obligations		(903.1)	(22.8)	(925.9)	
Deficit in schemes recognised as non-current liability		(218.0)	(1.8)	(219.8)	

To develop the expected long-term rate of return on assets assumption, the Group considered the current level of expected returns on investments (particularly government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

	2006 £m	2005 £m
Amount (charged against)/credited to income:		
Current service cost	(10.3)	(8.8)
Curtailment gain	2.4	-
Settlement loss	(1.2)	-
Operating cost	(9.1)	(8.8)
Expected return on scheme assets	40.1	36.2
Interest cost on scheme liabilities	(42.8)	(40.4)
Finance charges	(2.7)	(4.2)
	(11.8)	(13.0)

Of the (charge)/credit for the year, £6.8m (2005: £5.9m) has been included in cost of sales and £3.5m (2005: £2.9m) has been included in administrative expenses before the £1.2m curtailment gain. The actual return on scheme assets was £64.3m (2005: £97.6m).

	2006 £m	2005 £m
Actuarial (losses)/gains in the statement of recognised income and expenses:		
Difference between actual and expected return on scheme assets	24.2	61.4
Experience gains (losses) arising on scheme liabilities	0.2	(32.6)
Changes in assumptions	(26.0)	(102.1)
Total loss recognised in the statement of recognised income and expense	(1.6)	(73.3)

	2006 £m	2005 £m
Movement in present value of defined benefit obligations		
1 January	925.9	769.5
Changes in exchange rates	(1.6)	2.6
Service cost	10.3	8.8
Curtailment gain	(2.4)	-
Plan settlements	(5.9)	-
Benefits paid and expenses	(41.3)	(32.8)
Contributions	2.0	2.7
Interest cost	42.8	40.4
Actuarial gains and losses	25.8	134.7
31 December	955.6	925.9

20. Retirement benefit schemes continued

	2006 £m	2005 £m
Movement in fair value of scheme assets		
1 January	706.1	627.0
Changes in exchange rates	(1.6)	2.5
Expected return on scheme assets and expenses	36.7	36.2
Contributions	29.3	11.8
Benefits paid	(37.9)	(32.8)
Plan settlements	(7.1)	-
Actuarial gains and losses	24.2	61.4
31 December	749.7	706.1

	2006 £m	2005 £m	2004 £m	2003 £m	2002 £m
History of experience gains and losses:					
Fair value of scheme assets	749.7	706.1	627.0	581.6	482.1
Present value of defined benefit obligations	(955.6)	(925.9)	(769.5)	(764.7)	(645.1)
Deficit in the scheme	(205.9)	(219.8)	(142.5)	(183.1)	(163.0)
Difference between actual and expected return on scheme assets					
Amount	24.2	61.4	22.0	44.9	(78.1)
Percentage of scheme assets	3%	9%	4%	8%	16%
Experience adjustments on scheme liabilities					
Amount	0.2	(32.6)	(6.5)	(43.6)	(69.1)
Percentage of scheme liabilities	0%	4%	0.8%	5.7%	11%

The estimated amounts of contributions expected to be paid to the scheme during the current financial year is £20m.

The gross post-retirement liability also includes £2.7m at 31 December 2006 (2005: £2.7m) in respect of continuing post-retirement health care insurance premiums for retired long-service employees. The liability is based upon the actuarial assessment of the remaining cost by a qualified actuary on a net present value basis at 31 December 2006. The cost is calculated assuming a discount rate of 5 per cent per annum and an increase in medical expenses of 11.9 per cent per annum. The premium cost to the Group in respect of retired long-service employees for 2006 was £0.2m (2005: £0.2m).

21. Long-term provisions

	Housing Maintenance £m
At 1 January 2005	29.9
Changes in exchange rates	1.3
Additional provision in the year	30.7
Utilisation of provision	(31.1)
At 31 December 2005	30.8
Changes in exchange rates	(2.3)
Additional provision in the year	21.7
Utilisation of provision	(22.3)
At 31 December 2006	**27.9**

The housing maintenance provision arises principally from warranties and other liabilities on housing sold. Whilst such warranties extend to a period of ten years, payment of these costs is likely to occur within a period of two years.

22. Share capital

	2006 £m	2005 £m
Authorised:		
780,000,000 (2005: 780,000,000) ordinary shares of 25p each	195.0	195.0

	Number of shares	£m
Issued and fully paid:		
1 January 2005	586,573,253	146.7
Options exercised	5,120,487	1.3
Share Purchase Plan	160,298	-
US Employee Stock Purchase Plan	36,699	-
Long service awards	647	-
31 December 2005	591,891,384	148.0
Options exercised	2,227,950	0.5
US Employee Stock Purchase Plan	30,573	-
Long service awards	189	-
31 December 2006	**594,150,096**	**148.5**

During the year, options were exercised on 8,562,360 (2005: 8,993,562) ordinary shares, of which 2,227,950 were satisfied by the issue of new shares with the balance satisfied by Treasury shares or by shares from the Employee Share Ownership Trust at varying prices from 124.4p to 261.0p and shares were issued for a total consideration of £1.6m (2005: £1.5m). Additionally 189 (2005: 647) ordinary shares with a fair value of 343.0p were issued and awarded to employees for twenty-five or forty years' long service totalling £0.0m.

Under the Group's senior executives' share option scheme and executive share option plan, employees held options at 31 December 2006 to purchase 1,821,306 shares (2005: 9,248,375) at prices between 149.0p and 252.75p per share exercisable up to 8 October 2013. Under the Group's savings related share option schemes, employees held options at 31 December 2006 to purchase 5,135,009 shares (2005: 6,031,457) at prices between 124.4p and 261.0p per share exercisable up to 31 May 2012. Under the Group's cash bonus deferral plan and executive bonus plan, employees held options at 31 December 2006 in respect of 991,217 shares (2005: 1,512,848) at nil p per share exercisable up to 1 April 2014. Under the Group's performance share plan employees held conditional awards at 31 December 2006 in respect of 6,750,224 shares (2005: 5,404,999) at nil p per share exercisable up to 12 April 2009. Under the Group's share purchase plan employees held conditional awards at 31 December 2006 in respect of 687,045 shares (2005: 446,651) at nil p per share.

23. Share premium account

	Share premium £m
Balance at 1 January 2005	748.1
Transfer from own shares	0.3
Amortisation of debt transferred from retained earnings	(0.7)
Premium on ordinary shares issued during the year less expenses of issues	8.5
Balance at 31 December 2005	756.2
Amortisation of debt transferred from retained earnings	(0.7)
Premium on ordinary shares issued during the year less expenses of issues	3.3
Balance at 31 December 2006	**758.8**

Notes to the Consolidated Financial Statements for year to 31 December 2006

24. Revaluation reserve

	Properties revaluation reserve £m
Balance at 1 January 2005	0.7
Transfer to retained earnings	(0.2)
Balance at 31 December 2005	0.5
Net surplus on revaluation	1.0
Transfer to retained earnings	-
Balance at 31 December 2006	1.5

The revaluation reserve is not a distributable reserve until realised.

25. Own shares

	Own shares £m
Balance at 1 January 2005	57.8
Transfer to retained earnings	4.4
Transfer to share premium account	0.3
Disposed of on exercise of options	(7.3)
Charge to income	(1.3)
Balance at 31 December 2005	53.9
Acquired in the year	8.1
Disposed of on exercise of options	(17.0)
Balance at 31 December 2006	45.0

The own shares reserve represents the cost of shares in Taylor Woodrow plc purchased in the market and held as treasury shares and held by the Taylor Woodrow plc Employee Benefit Trust to satisfy options under the Group's share options schemes.

	2006 Number	2005 Number
These comprise ordinary shares of the company:		
Treasury shares	12.2m	17.6m
Shares held in trust for bonus, option and performance award plans	5.1m	4.4m
	17.3m	22.0m

26. Share-based payment tax reserve

	Share-based payment tax reserve £m
Balance at 1 January 2005	2.8
Increase for the year	1.2
Balance at 31 December 2005	4.0
Increase for the year	4.2
Balance at 31 December 2006	**8.2**

As explained in the statement of accounting policies, an expense is recorded in the Group's income statement over the period from the grant date to the vesting date of share options granted to employees. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the company's share price at the balance sheet date) with the cumulative amount of the expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, in this share-based payment tax reserve.

27. Capital redemption reserve

	Capital redemption reserve £m
Balance at 1 January 2005	31.5
Balance at 31 December 2005	31.5
Balance at 31 December 2006	**31.5**

28. Translation reserve

	Translation reserve £m
Balance at 1 January 2005	(6.5)
Exchange differences on translation of overseas operations	46.8
Decrease in fair value of hedging derivatives	(10.4)
Balance at 31 December 2005	29.9
Exchange differences on translation of overseas operations, net of tax	(61.2)
Decrease in fair value of hedging derivatives	12.2
Balance at 31 December 2006	**(19.1)**

Translation reserve consists of exchange differences arising on the translation of overseas operations. It also includes changes in fair values of hedging derivatives where such instruments are designated and effective as hedges of investment in overseas operations.

29. Retained earnings

	Retained earnings £m
Balance at 1 January 2005	832.5
Dividends paid	(71.3)
Transfers to share premium account	0.7
Transfers from revaluation reserve	0.2
Share-based payment credit	5.9
Transfers from own shares	4.4
Actuarial losses net of deferred tax	(51.3)
Net profit for the year	285.7
Balance at 31 December 2005	1,006.8
Dividends paid	(79.7)
Transfers to share premium account	0.7
Share-based payment credit	6.1
Cash cost of satisfying share options	(8.0)
Actuarial losses net of deferred tax	(1.1)
Net profit for the year	289.5
Balance at 31 December 2006	**1,214.3**

30. Notes to the cash flow statement

	2006 £m	2005 £m
Profit from operations	469.8	475.0
Adjustments for:		
Depreciation of plant	7.7	5.8
Share-based payment charge	6.1	5.9
Gain on disposal of property and plant	(9.1)	(10.2)
Share of joint ventures' operating profit	(22.1)	(15.0)
Increase/(decrease) in provisions	8.5	(0.4)
Operating cash flows before movements in working capital	460.9	461.1
Increase in inventories	(347.5)	(204.9)
Increase in receivables	(37.2)	(9.1)
Increase in payables	174.4	112.6
Pension contributions	(27.3)	-
Cash generated by operations	223.3	359.7
Income taxes paid	(95.2)	(153.7)
Interest paid	(71.1)	(75.8)
Net cash from operating activities	57.0	130.2

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with an original maturity of three months or less.

30. Notes to the cash flow statement continued

	2006 £m	2005 £m
Net debt		
Cash and cash equivalents	236.5	197.3
Bank overdrafts and bank loans	(14.7)	(9.7)
Debenture loans	(613.1)	(644.5)
Net debt	(391.3)	(456.9)

31. Contingent liabilities

Florida Litigation

On 20 November 2006, a jury trial in Florida awarded damages against several US-based Taylor Woodrow subsidiaries totalling US$44.4m, or £22.7m at 31 December 2006 exchange rates. This award included US$20m of punitive damages. Some elements of this award were issued on a joint or joint and several liability basis with unrelated third parties. The jury verdict does not become a final judgment until post-trial motions, filed by Taylor Woodrow and other parties to the litigation, have been heard and ruled upon by the judge. This case arose from The Beach Residences project in Sarasota, Florida, which contributed to profits in 2005 and 2006.

External legal opinion is that this award should be reduced by $14.6m as several of the awards were duplicative in nature, when the original jury decision is confirmed in 2007, notwithstanding any reduction due to post-trial motions. The reduction due to the duplicative awards leaves a resulting US$29.8 million, which represents £15.2 million at 31 December 2006 exchange rates as the external legal interpretation of the original jury award.

In addition, Taylor Woodrow has an indemnity, from one of the co-defendants, which should give a level of reimbursement of some of the US$29.8m referred to above.

The directors continue to be confident that the judge, a post-trial motion or subsequent appeal will materially reduce the original jury award. On some aspects of the case however, the directors have been able to make a reliable estimate of the likely outcome and a suitable provision has been made. Due to commercial considerations, that could prejudice Taylor Woodrow, the amount provided is not disclosed.

However for the majority of the awards under the case, due to the fundamental uncertainties around the possible outcome of the trial, no reliable estimate can be made to record a provision in the 2006 accounts for this preliminary jury award and accordingly no provision has been recorded.

General

The company and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the Group's own contracts and given guarantees in respect of the Group's share of certain contractual obligations of joint ventures.

Provision is made for the directors' best estimate of all known legal claims and all legal actions in progress. The Group takes legal advice as to the likelihood of success of claims and actions and no provision is made where the directors consider, based on that advice, that the action is unlikely to succeed or a sufficiently reliable estimate of the potential obligation cannot be made.

32. Operating lease arrangements

The Group as lessee

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2006 £m	2005 £m
Within one year	14.6	14.0
In more than one year but not more than five years	41.1	32.9
After five years	30.7	31.9
	86.4	78.8

32. Operating lease arrangements continued

Operating lease payments principally represent rentals payable by the Group for certain office properties and vehicles.

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	2006 £m	2005 £m
Within one year	1.5	0.8
In more than one year but not more than five years	5.5	3.0
After five years	5.2	2.3
	12.2	6.1

Operating lease receipts represent rental income in respect of certain office and commercial properties.

33. Share-based payments

Equity-settled share option plan

Details of all equity-settled share-based payment arrangements in existence during the year are set out in the paragraphs on 'Executive share-based reward' in the Directors' Remuneration Report on pages 38 and 39.

	2006		2005	
	Options	Weighted average exercise price (in £)	Options	Weighted average exercise price (in £)
Outstanding at beginning of period	22,644,330	1.42	28,574,177	1.63
Granted during the period	4,062,355	0.97	4,655,232	0.62
Lapsed during the period	(2,759,524)	(1.35)	(1,591,517)	(1.37)
Exercised during the period	(8,562,360)	(1.92)	(8,993,562)	(1.67)
Outstanding at the end of the period	15,384,801	1.03	22,644,330	1.42
Exercisable at the end of the period	3,389,868	1.96	3,269,283	1.51

The weighted average share price at the date of exercise for share options exercised during the period was £3.74 (2005: £3.17). The options outstanding at 31 December 2006 had a range of exercise prices from £nil to £2.79 (2005: £nil to £2.61) and a weighted average remaining contractual life of 2.6 years (2005: 4.9 years).

For share options with non-market conditions granted during the current and preceding year the fair value of those options at grant date were determined using the Binomial model. The inputs into that model were as follows:

	2006	2005
Weighted average share price	£3.74	£3.11
Weighted average exercise price	£1.02	£0.68
Expected volatility	27.0%-29.3%	32.4%-32.9%
Expected life	3/5 years	3/5 years
Risk-free rate	4.5%-4.8%	4.33%-4.36%
Expected dividend yield	4.1%	3.6%-3.8%

The weighed average fair value of share options granted during the year is £2.56 (2005: £2.29).

33. Share-based payments continued

For shares options with market conditions granted during the current year, the fair value of these options were determined using the Monte Carlo simulation model. The inputs into that model were as follows:

	2006	2005
Weighted average share price	£3.82	£3.19
Weighted average exercise price	£nil	£nil
Expected volatility	27%	26%-30%
Expected life	3 years	3 years
Risk-free rate	4.5%	4.2%
Expected dividend yield	4.1%	3.6%

The weighed average fair value of share options granted during the year is £1.01 (2005: £1.75).

Expected volatility was determined by calculating the historical volatility of the Group's share price over the expected term. The expected life used in the model is based on historic exercise patterns.

The Group recognised total expenses of £6.1m and £5.9m related to equity-settled share-based payment transactions in 2006 and 2005 respectively.

34. Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures are disclosed below. Transactions between the company and its subsidiaries and joint ventures are disclosed in the company's separate financial statements.

Trading transactions

During the year, Group companies' purchases from joint ventures totalled £30.7m (2005: £7.3m). Purchases were based on open market values.

Remuneration of key management personnel

Details of the remuneration of the directors and members of the Executive Committee, who are the key management personnel of the Group, are contained in the audited part of the Remuneration Report on pages 37 to 45 and form part of these financial statements.

35. Standards and interpretations in issue but not yet effective

At the date of authorisation of these financial statements the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 7 Financial Instruments: Disclosures and the related amendment to IAS 1 on capital disclosures
IFRS 8 Operating Segments
IFRIC 7 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives
IFRIC 10 Interim Financial Reporting and Impairment
IFRIC 11 IFRS 2 Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on financial instruments when the relevant standard comes into effect for periods commencing on or after 1 January 2007.

Independent Auditors' Report to the members of Taylor Woodrow plc

We have audited the parent company financial statements of Taylor Woodrow plc for the year ended 31 December 2006 which comprise the Balance Sheet, the statement of accounting policies and the related notes 1 to 18. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of Taylor Woodrow plc for the year ended 31 December 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Chief Executive's Review that is cross referred from the introduction to the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2006;

- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985;

- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London, UK
19 February 2007

Accounting Policies

The following accounting policies have been used consistently, unless otherwise stated, in dealing with items which are considered material.

Basis of preparation
The financial statements have been prepared in accordance with applicable United Kingdom accounting standards under the historical cost convention. As permitted by the Companies Act 1985 the company has not presented its own profit and loss account.

Under Financial Reporting Standard 1, the company is exempt from the requirement to prepare a cash flow statement on the grounds that its consolidated financial statements, which include the company, are publicly available.

Note 20, on pages 68 to 71, and Note 33, on pages 77 to 78, to the Taylor Woodrow plc consolidated financial statements form part of these financial statements.

The principal accounting policies adopted are set out below.

Group undertakings
Investments are included in the balance sheet at cost less any provision for permanent diminution in value.

Deferred taxation
Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Overseas currencies
Transactions denominated in foreign currencies are recorded in sterling at actual rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account. Unrealised exchange differences on inter-company long-term loans and foreign currency borrowings, to the extent that they hedge the company's investment in overseas investments, are taken to revaluation reserve.

Derivative financial instruments and hedge accounting
The company uses foreign currency borrowings and currency swaps to hedge its investment in overseas investments. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of investment in overseas operations are recognised directly in reserves and the ineffective portion, if any, is recognised immediately in the profit and loss account. The hedged items are adjusted for changes in exchange rates, with gains or losses from re-measuring the carrying amount being recognised directly in reserves.

Share-based payments
The company has applied the requirements of FRS 20 'Share-based payments'. In accordance with the transitional provisions, FRS 20 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The company issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest.

Employee benefits
The company accounts for pensions and similar benefits under FRS17 'Retirement benefits'. In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the consolidated income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the consolidated statement of recognised income and expense.

Payments to defined contribution schemes are charged as an expense as they fall due.

Own shares
The cost of the company's investment in its own shares, which comprise shares held in treasury by the company and shares held by employee benefit trusts for the purpose of funding certain of the company's share option plans, is shown as a reduction in shareholders' funds.

Company Balance Sheet at 31 December 2006

	Note	2006 £m	2005 £m
Fixed assets			
Group undertakings	3	2,202.4	1,671.7
		2,202.4	1,671.7
Current assets			
Debtors	4	965.4	860.6
Cash at bank and in hand		72.0	34.1
		1,037.4	894.7
Creditors: amounts falling due within one year	5	(655.5)	(581.0)
Net current assets		381.9	313.7
Total assets less current liabilities		2,584.3	1,985.4
Creditors: amounts falling due after one year	6	(568.1)	(589.0)
Net assets		2,016.2	1,396.4
Capital and reserves			
Called-up share capital	9	148.5	148.0
Share premium account	10	758.8	756.2
Capital redemption reserve	11	31.5	31.5
Translation reserve	12	(44.9)	(13.6)
Profit and loss account	13	1,167.1	528.1
Own shares	14	(44.8)	(53.8)
Shareholders' funds	17	2,016.2	1,396.4

The financial statements were approved by the Board of directors and authorised for issue on 19 February 2007. They were signed on its behalf by:

N B M Askew
Director

P T Johnson
Director

1. Particulars of employees

	2006 No.	2005 No.
Directors	3	4

The executive directors received all of their remuneration, as disclosed in the Remuneration Report on page 42, from Taylor Woodrow Developments Limited. However, it is not practicable to allocate such costs between their services as executives of Taylor Woodrow Developments Limited and their services as directors of Taylor Woodrow plc and other Group companies. The remuneration of the non-executive directors, which is wholly attributable to the company, is disclosed on page 42 of the Remuneration Report.

2. Auditors' remuneration

	2006 £m	2005 £m
External audit services	0.1	0.1
Other assurance	0.1	0.1
Other services:		
Tax services	0.1	0.1

3. Investments in Group undertakings

	Shares £m	Loans £m	Total £m
Cost and net values			
31 December 2005	1,247.4	424.3	1,671.7
Changes in exchange rates	(1.5)	(52.0)	(53.5)
Additions	900.0	-	900.0
Reductions	(315.8)	-	(315.8)
31 December 2006	1,830.1	372.3	2,202.4

All of the above investments are unlisted.

Particulars of principal subsidiary undertakings are listed on page 87, which forms part of these financial statements.

4. Debtors

	2006 £m	2005 £m
Receivable within one year		
Due from Group undertakings	944.3	844.3
Other debtors	0.8	6.1
Prepayments and accrued income	1.9	3.0
Receivable after one year		
Deferred taxation	3.2	0.5
Currency and interest rate derivatives	15.2	6.7
	965.4	860.6

The movement in the deferred taxation asset is as follows:

	£m
31 December 2005	0.5
Credited to profit and loss account	2.7
31 December 2006	3.2

The deferred taxation asset relates to short-term timing differences.

5. Creditors: amounts falling due within one year

	2006 £m	2005 £m
Debenture loans	2.0	4.0
Due to Group undertakings	622.3	556.0
Other creditors	0.2	0.3
Accruals and deferred income	24.1	20.7
Corporation tax creditors	6.9	-
	655.5	581.0

6. Creditors: amounts falling due after one year

	2006 £m	2005 £m
Debenture loans	568.1	589.0

7. Debenture loans

	2006 £m	2005 £m
Floating rate notes 2006 – unsecured	-	1.4
Floating rate notes 2008 – unsecured	2.0	2.6
6.625% £250m bonds 2012 – unsecured	247.9	247.0
5.53% US $75m notes 2011 – unsecured	38.2	43.5
6.03% US$ 175m notes 2014 – unsecured	89.0	101.4
6.375% £200m bonds 2019 – unsecured	197.3	197.1
	570.1	593.0

7. Debenture loans continued

	2006 £m	2005 £m
Repayable		
In more than five years	568.1	589.0
Total falling due in more than one year	568.1	589.0
Within one year or on demand	2.0	4.0
	570.1	593.0

8. Retirement benefit obligations

The company participates in the Taylor Woodrow Group Pension and Life Assurance Fund. This is a defined benefit multi-employer plan, the assets and liabilities of which are held independently from the Group. The company is unable to identify its share of the underlying assets and liabilities of the scheme and accordingly accounts for the plan as if it were a defined contribution plan.

Information in respect of the scheme is provided in Note 20, on pages 68 and 71, to the Taylor Woodrow plc consolidated financial statements. The fair value of assets as disclosed in those financial statements has been calculated in accordance with International Accounting Standard 19 'Employee Benefits', in accordance with Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17) the total fair value of scheme assets would be £750.9m (2005: £707.2m). All other information provided in those financial statements meets the disclosure requirements set out in FRS 17.

Contributions in respect of the defined contribution scheme for directors can be found in the Remuneration Report on page 45. There were no outstanding contributions at the year end.

9. Share capital

	2006 £m	2005 £m
Authorised:		
780,000,000 (2005: 780,000,000) ordinary shares of 25p each	195.0	195.0

	Number of shares	£m
Issued and fully paid:		
31 December 2005	591,891,384	148.0
Options exercised	2,227,950	0.5
US Employee Stock Purchase Plan	30,573	-
Long service awards	189	-
31 December 2006	594,150,096	148.5

10. Share premium

	£m
31 December 2005	756.2
Transfer from own shares	0.5
Amortisation of debt transferred from retained earnings	(0.7)
Premium on ordinary shares issued during the year less expenses of issues	2.8
Balance at 31 December 2006	758.8

Notes to the Company Financial Statements for year to 31 December 2006

11. Capital redemption reserve

	£m
31 December 2005	31.5
31 December 2006	**31.5**

12. Translation reserve

	£m
31 December 2005	(13.6)
Transfer from profit and loss reserve	(46.6)
Transfer to profit and loss reserve	15.3
31 December 2006	**(44.9)**

13. Profit and loss account

	£m
31 December 2005	528.1
Transfers to share premium account	0.7
Profit for the financial year	686.7
Dividends	(79.7)
Transfer from translation reserve	(15.3)
Transfer to translation reserve	46.6
31 December 2006	**1,167.1**

As permitted by section 230 of the Companies Act 1985, Taylor Woodrow plc has not presented its own profit and loss account. The profit of the company for the financial year was £686.7m (2005: £157.9m).

Included in the company profit and loss account reserve is £622.5m of non-distributable reserves.

14. Own shares

	2006 £m	2005 £m
Own shares	44.8	53.8

These comprise ordinary shares of the company:	Number	Number
Treasury shares	12.2m	17.6m
Shares held in trust for bonus, options and performance award plans	5.0m	4.4m

The market value of the shares at 31 December 2006 was £73.6m (2005: £83.7m) and their nominal value was £4.3m (2005: £5.5m). Dividends on these shares have been waived except for 0.01p per share in respect of the shares held in trust. The shares held in trust are all held to meet options to be exercised by employees.

15. Share-based payments

Details of share options granted by Group companies to employees, and that remain outstanding, over the company's shares are set out in Note 33, on pages 77 and 78, to the Taylor Woodrow plc consolidated financial statements. The company did not recognise any expense related to equity-settled share-based payment transactions in the current or preceding year.

16. Contingent liabilities

The company has, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the Group's own contracts.

Provision is made for the directors' best estimate of known legal claims and legal actions in progress. The Group takes legal advice as to the likelihood of success of claims and actions and no provision is made where the directors consider, based on that advice, that the action is unlikely to succeed or a sufficiently reliable estimate of the potential obligation cannot be made.

The company is also party to litigation as discussed in Note 31, on page 76, to the Taylor Woodrow plc consolidated financial statements.

17. Reconciliation of movement in shareholders' funds

	2006 £m	2005 £m
Opening shareholders' funds	1,396.4	1,295.7
Dividends paid	(79.7)	(71.2)
Profit for the financial year	686.7	157.9
New share capital subscribed	3.3	9.8
Proceeds from sale of own shares	16.7	7.3
Purchase of own shares	(7.2)	-
Credit to equity relating to own shares	-	1.3
Net currency translation differences	-	(4.4)
Closing shareholders' funds	2,016.2	1,396.4

18. Post balance sheet event

On 19 February 2007 the Board recommended a final dividend for the year to 31 December 2006 of 9.75p (2005: 8.9p). This dividend has not been included as a liability as at 31 December 2006.

Particulars of Principal Subsidiary Undertakings

Country of incorporation and principal operations	Taylor Woodrow plc interest is 100% in the issued ordinary share capital of these undertakings included in the consolidated accounts (*Interests held by subsidiary undertakings)
Housing	
United Kingdom	Taylor Woodrow Developments Limited*#
	Taylor Woodrow Holdings Limited
Canada	Taylor Woodrow Holdings of Canada Limited
	Monarch Corporation *##
	Monarch Development Corporation*
Irish Republic (resident in the United Kingdom)	Taylor Woodrow Finance Ireland
Spain	Taylor Woodrow de Espana S.A.###
USA	Taylor Woodrow Holdings/Arizona, Inc.*
	Taylor Woodrow Homes, Inc.*
	Taylor Woodrow Homes Florida, Inc.*
	Taylor Woodrow, Inc.*
	Monarch Holdings (USA), Inc.*####
	Monarch Homes of Florida, Inc.*
Property Development and Investment	
United Kingdom	Taylor Woodrow Developments Limited*#
	Taylor Woodrow Property Company Limited
	Clipper Investments Limited*
	Pennant Investments Limited*
	St Katharine by the Tower Limited*
Construction	
United Kingdom	Taylor Woodrow Construction Limited

Notes:

#	Variable rate, cumulative, non-voting, irredeemable preference shares are additionally held.
##	9.5% non-cumulative, non-voting, redeemable preference shares and 9% non-cumulative, non-voting, redeemable preference shares are additionally held.
###	9% cumulative, redeemable preference shares are additionally held.
####	Non-voting, redeemable preferred shares are additionally held.

Five Year Review

	IFRS 2006 £m	IFRS 2005 £m	IFRS 2004 £m	UK GAAP 2003 £m	UK GAAP 2002 £m
Profit and loss account					
Group turnover (plus share of joint ventures' turnover)	3,679.0	3,556.4	3,361.2	2,672.9	2,215.8
Group operating profit (plus share of joint ventures' operating profit)	460.7	464.8	490.8	340.6	259.7
Profit on disposal of properties and investments	9.1	10.2	21.7	6.3	8.1
Net interest payable and other finance charges	(64.2)	(64.0)	(108.6)	(46.4)	(34.7)
Profit before taxation	405.6	411.0	403.9	300.5	233.1
Taxation charge	(115.0)	(124.5)	(123.0)	(100.6)	(76.9)
Minority interests	(1.1)	(0.8)	(0.6)	(0.4)	(1.1)
Profit for the financial year	289.5	285.7	280.3	199.5	155.1
Balance sheet					
Intangible assets - goodwill	363.1	363.9	363.2	356.7	241.4
Investment properties	-	-	-	160.2	183.9
Other fixed assets	25.5	24.4	24.2	33.6	24.3
Interests in joint ventures	56.2	92.1	87.0	-	-
Non-current loans and receivables	56.0	37.2	26.5	-	-
Deferred tax asset	95.4	101.2	71.1	-	-
Net current assets (excluding cash and debt)	2,261.0	2,097.8	1,936.7	2,041.6	1,303.3
Non-current creditors (excluding debt) and provisions	(360.4)	(330.4)	(266.1)	(272.2)	(99.2)
Capital employed	2,496.8	2,386.2	2,242.6	2,319.9	1,653.7
Represented by:					
Called-up non-equity preference share capital	-	-	-	10.0	-
Called-up equity ordinary share capital	148.5	148.0	146.7	146.1	138.2
Share premium account	758.8	756.2	748.1	745.7	591.2
Revaluation reserve	1.5	0.5	0.7	38.4	63.4
Capital redemption reserve	31.5	31.5	31.5	21.5	21.5
Other reserve	4.8	5.4	4.8	1.1	-
Share-based payment tax reseve	8.2	4.0	2.8	-	-
Translation reserve	(19.1)	29.9	(6.5)	-	-
Profit and loss account	1,214.3	1,006.8	832.5	627.8	591.6
Own shares	(45.0)	(53.9)	(57.8)	(14.7)	(12.6)
Shareholders' funds	2,103.5	1,928.4	1,702.8	1,575.9	1,393.3
Minority interests	2.0	0.9	1.0	1.1	-
Net debt	391.3	456.9	538.8	742.9	260.4
	2,496.8	2,386.2	2,242.6	2,319.9	1,653.7
Statistics					
Number of ordinary shares in issue at year end (millions)	594.2	591.9	586.6	584.2	552.7
Basic earnings per share	50.5p	50.6p	49.1p	36.0p	28.2p
Dividends per ordinary share	14.75p	13.4p	11.1p	8.9p	7.4p
Equity shareholders' funds per share	364.7p	338.4p	290.3p	256.2p	255.6p
Dividend cover (times)	3.4	3.8	4.4	4.0	3.8
Net gearing	18.6%	23.7%	31.6%	47.1%	18.7%

Five Year Review continued

The figures for 2004 were restated in 2005 in respect of the transition from UK GAAP to IFRS. The figures for 2002 to 2003 above, have not been restated to an IFRS basis as it is not practicable to do so.

The figures for 2003 were restated in 2004 in respect of the change of accounting policy for retirement benefits to comply with FRS 17.

The figures for 2002 were restated in 2003 to include investments in own shares as a deduction from shareholders' funds rather than within net debt.

Dividends per ordinary share comprise the interim and final dividends declared for the year.

Shareholder Facilities

Secretary and registered office
Richard I Morbey
2 Princes Way
Solihull
West Midlands B91 3ES
Telephone: +44 (0) 121 600 8000
Fax: +44 (0) 121 600 8550

Registrar
For any enquiries concerning your shareholding or details of shareholder services, please contact:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 (0) 870 162 3103
Email: ssd@capitaregistrars.com

Auditors
Deloitte & Touche LLP

Bankers
HSBC Bank plc

Stockbrokers
UBS Investment Bank
Morgan Stanley & Co. International Limited

Financial Calendar

Latest date for receipt of proxy instructions for 2007 Annual General Meeting
2pm 30 April 2007

Annual General Meeting
2pm 2 May 2007

Shares quoted ex-dividend on London Stock Exchange
23 May 2007

Record date for final dividend entitlement
25 May 2007

Latest date for receipt of mandates to join the Dividend Re-Investment Plan to be effective for the 2006 final dividend
1 June 2007

Latest date for receipt of notice of withdrawal from the Dividend Re-Investment Plan to be effective for the 2006 final dividend
15 June 2007

Payment date for the 2006 final dividend
2 July 2007

Despatch date for Dividend Re-Investment Plan share certificates and tax vouchers
16 July 2007

Shareholder Facilities

Electronic communications
Electronic communication offers mutual benefits for the company, for shareholders and for the environment.

The company already encourages all shareholders to receive certain company documentation and publications electronically via its website and many have already chosen this method.

With the first stages of the Companies Act 2006 now in operation, electronic communications has taken a further step forward. Therefore we, like most other listed companies, will be asking shareholders to approve an enabling resolution at the 2007 AGM. This would allow the company to establish e-communications as the normal means of communication with individual shareholders, unless they choose otherwise.

In the meantime, we continue to encourage all shareholders to elect voluntarily to use e-communications as their preferred means of receiving company material. Shareholders can sign up for this facility by completing and returning the form enclosed with the Notice of AGM or by logging onto our website at www.taylorwoodrow.com.

On-line facilities for shareholders
You can access our Annual and Interim Reports and copies of recent shareholder communications on-line at www.taylorwoodrow.com

If you have registered for on-line access at Capita Registrars' website, you can make on-line enquiries about your shareholding and advise the company of changes in personal details. To register for on-line access, go to www.taylorwoodrow.com. To access some of these services you will first be required to apply on-line for a User ID.

On-line proxies
Shareholders may also submit forms of proxy for shareholder meetings on-line at www.taylorwoodrow.com.

Dividend Re-Investment Plan
You can choose to invest your cash dividends in purchasing Taylor Woodrow shares on the market under the terms of the Dividend Re-Investment Plan. For further information on the Plan and how to join, go to www.taylorwoodrow.com.

Dividend mandates
We encourage all shareholders to receive their cash dividends by direct transfer to a bank or building society account. This ensures that dividends are credited promptly to shareholders without the cost and inconvenience of having to pay in dividend cheques at a bank. If you wish to use this cost-effective and simple facility, complete and return the dividend mandate form attached to your dividend cheque. Additional mandate forms may be obtained from Capita Registrars.

Duplicate share register accounts
If you are receiving more than one copy of our Annual Report, it may be that your shares are registered in two or more accounts on the register of members. If that was not your intention you might consider merging them into one single entry. Please contact Capita Registrars who will be pleased to carry out your instructions.

Low-cost share dealing services
We have arranged both telephone and on-line share dealing services for buying and selling up to £25,000 worth of shares in Taylor Woodrow. Both services are operated by Capita Registrars. To use the services either telephone +44 (0) 870 458 4577 or visit www.capitadeal.com. To deal, you will need to provide your surname, postcode, date of birth and investor code (which can be found on your share certificate).

Taylor Woodrow and 'CREST'
Taylor Woodrow shares can be held in 'CREST' accounts, which do not require share certificates. This may make it quicker and easier for some shareholders to settle stock market transactions. Shareholders who deal infrequently may, however, prefer to continue to hold their shares in certificated form and this facility will remain available for the time being, pending the introduction of dematerialised shareholdings in due course.

Taylor Woodrow share price
Our share price is printed in most UK daily newspapers and is also available on our website www.taylorwoodrow.com. It appears on Ceefax (BBC1 page 232, BBC2 page 223 and C4 Teletext page 520) and may be obtained by telephoning the Financial Times Cityline Service, telephone: +44 (0) 906 003 4177 or +44 (0) 906 843 4177 (calls cost 60 pence per minute).

Gifting shares to charity
If you have a small holding of Taylor Woodrow shares, you may wish to consider gifting them to charity. You can do so through 'ShareGift', run by a registered charity, Orr Mackintosh Foundation Limited. Shares gifted are re-registered into the name of the charity, combined with other donated shares and then sold through stockbrokers who charge no commission. The proceeds are distributed to a wide range of recognised charities. For further details, contact Capita Registrars or approach ShareGift directly on www.sharegift.org/sharegift or telephone them on + 44 (0) 20 7337 0501.

Personal equity plan
The Taylor Woodrow General and Single Company PEPs through Bradford & Bingley (PEPs) Limited closed for new investments on 5 April 1999. They are now managed by The Share Centre, 1st Floor, Oxford House, Oxford Road, Aylesbury, Bucks. HP21 8PB. Telephone: +44 (0) 1296 439000.

Principal Taylor Woodrow Offices

UK Central Office

Taylor Woodrow plc
2 Princes Way, Solihull
West Midlands B91 3ES
Tel: + 44 (0)121 600 8000
Fax: + 44 (0)121 600 8001

Regional Offices

Scotland
Taylor Woodrow Developments Limited
2 Garbett Road, Kirkton Campus
Livingston EH54 7DL
Tel: + 44 (0)1506 405 700
Fax: + 44 (0)1506 405 701

Yorkshire and North East
Taylor Woodrow Developments Limited
Century Way, Thorpe Business Park
Leeds, West Yorkshire LS15 8ZB
Tel: + 44 (0)113 232 1400
Fax: + 44 (0)113 232 1401

North West
Taylor Woodrow Developments Limited
Taylor Woodrow House
The Beacons, Warrington Road
Birchwood, Warrington
Cheshire WA3 6XU
Tel: + 44 (0)1925 849 500
Fax: + 44 (0)1925 849 501

East Midlands
Taylor Woodrow Developments Limited
Taylor Woodrow House, Meridian East
Meridian Business Park,
Leicester LE19 1WZ
Tel: + 44 (0)116 245 6000
Fax: + 44 (0)116 245 6090

West Midlands
Taylor Woodrow Developments Limited
2 Princes Way, Solihull
West Midlands B91 3ES
Tel: + 44 (0)121 600 8000
Fax: + 44 (0)121 600 8001

Eastern
Taylor Woodrow Developments Limited
1 Falcon Gate, Shire Park
Welwyn Garden City
Hertfordshire AL7 1TW
Tel: + 44 (0)1707 378 900
Fax: + 44 (0)1707 378 910

London
Taylor Woodrow Developments Limited
2nd Floor, 5 Hercules Way,
Watford, Hertfordshire WD25 7GU
Tel: + 44 (0)1923 892 200
Fax: + 44 (0)1923 892 222

South
Taylor Woodrow Developments Limited
St Catherine's House, Oxford Square
Oxford Street, Newbury,
Berkshire RG14 1JQ
Tel: + 44 (0)1635 275 400
Fax: + 44 (0)1635 275 444

South East
Taylor Woodrow Developments Limited
Central House
11-13 Brighton Road
Crawley, West Sussex RH10 6AE
Tel: + 44 (0)1293 744 000
Fax: + 44 (0)1293 744 100

South Wales
Taylor Woodrow Developments Limited
Eastern Business Park
Wern Fawr Lane, St Mellons
Cardiff, CF3 5EA
Tel: + 44 (0)29 20 534 700
Fax: + 44 (0)29 20 534 777

South West
Taylor Woodrow Developments Limited
Riverside Court, Bowling Hill
Chipping Sodbury, Bristol BS37 6JX
Tel: + 44 (0)1454 323 540
Fax: + 44 (0)1454 310 759

Anglia
Taylor Woodrow Developments Limited
Unit 1 Craven Court
Willie Snaith Road, Newmarket
Suffolk CB8 7FA
Tel: + 44 (0)1638 665 036
Fax: + 44 (0)1638 666 519

Construction

Taylor Woodrow Construction Limited
41 Clarendon Road
Watford, Hertfordshire WD17 1TR
Tel: + 44 (0)1923 478 400
Fax: + 44 (0)1923 478 401

Taysec Construction Limited
2 Kwashie Street, North Industrial Area,
PO Box OS1010, Osu
Accra, Ghana
Tel: + 00 (233) 21228544
Fax: + 00 (233) 21220280

North America

North American Corporate Office
Taylor Woodrow, Inc.
8430 Enterprise Circle, Ste. 100
Bradenton, FL 34202
Tel: + 00 (1)941 554 2000
Fax: + 00 (1)941 554 3005

Arizona
Taylor Woodrow Holdings/
Arizona, Inc.
6720 North Scottsdale Road
Ste. 390,
Scottsdale, AZ 85253
Tel: + 00 (1) 480 344 7000
Fax: + 00 (1) 480 344 7001

California
Taylor Woodrow Homes, Inc.
15 Cushing
Irvine, CA 92618
Tel: + 00 (1) 949 341 1200
Fax: + 00 (1) 949 341 1400

Canada
Monarch Corporation
Heron's Hill
2025 Sheppard Avenue East
Ste. 1201
Willowdale, Ontario M2J 1V7
Canada
Tel: + 00 (1) 416 491 7440
Fax: + 00 (1) 416 491 7216

Florida
Taylor Woodrow Homes Florida Inc
9401 Corkscrew Palms Circle
Estero, FL 33928
Tel: + 00 (1) 239-444-2900
Fax: + 00 (1) 239-444-2999

Texas
Taylor Woodrow Homes Southwest LLC.
7800 N.Mopac Expressway
Suite 110, Austin TX 78759
Tel: + 00 (1) 512 691 6640
Fax: + 00 (1) 512 691 6650

Europe

Spain
Taylor Woodrow de España S.A.
C/Aragón, 223-223A
07008 Palma de Mallorca
Mallorca, Spain
Tel: + 00 (34) 971 706 570
Fax: + 00 (34) 971 706 565

Gibraltar
Taylor Woodrow (Gibraltar) Limited
17 Bayside Road
PO BOX 126
Gibraltar
Tel: + 00 (350) 78780
Fax: + 00 (350) 75529

Designed and produced by Identity Limited
Printed by Streamline Press

Printed on [illegible] paper stock
Series 55 is produced with 55 per cent recycled fibre
from both pre and post consumer sources together
with 45 per cent virgin ECF fibre comprising a
[illegible] fully [illegible] FSC, PEFC and
SFI fibre.

Registered Office

Taylor Woodrow plc
2 Princes Way
Solihull
West Midlands
B91 3ES

Tel + 44 (0)121 600 8000
Fax + 44 (0)121 600 8001
Email twplc@uk.taylorwoodrow.com
www.taylorwoodrow.com

Registered in England and Wales number 296805

Taylor Woodrow

RECEIVED
2009 APR 28 P 1:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Registered No. 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM
(As adopted by Special Resolution passed on 13 June 1986)

AND

ARTICLES OF ASSOCIATION
(As adopted by Special Resolution passed on 29 May 2002 and amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007)

of

TAYLOR WIMPEY plc

Incorporated 1 February 1935

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 296805

The Registrar of Companies for England and Wales hereby certifies that

TAYLOR WOODROW PLC

having by special resolution changed its name, is now incorporated under the name of

TAYLOR WIMPEY PLC

Given at Companies House, Cardiff, the 3rd July 2007

We hereby certify this
to be a true copy of the
original
Signed....Clifford Chance LLP.........
Clifford Chance
LLP
10 Upper Bank Street
London E14 5JJ

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

CERTIFICATE OF INCORPORATION
ON RE-REGISTRATION AS A PUBLIC COMPANY

No. 296805

I hereby certify that

TAYLOR WOODROW plc

has this day been re-registered under the Companies Acts 1948 to 1980 as a public company, and that the company is limited.

Dated at Cardiff the 23RD DECEMBER 1981

Assistant Registrar of Companies

C 455

No. 296805

Certificate of Change of Name.

I hereby Certify That

TAYLOR WOODROW ESTATES, LIMITED

having, with the sanction of a **Special Resolution** of the said Company and with the approval of the BOARD OF TRADE, changed its name, is now called

TAYLOR WOODROW LIMITED

and I have entered such new name on the Register accordingly.

Given under my hand at Llandudno this sixteenth day of October One Thousand Nine Hundred and Forty-three

Registrar of Companies.

No. 296805

Certificate of Incorporation

I Hereby Certify, That

TAYLOR WOODROW ESTATES, LIMITED

is this day Incorporated under the Companies Act, 1929, and that the Company is Limited.

Given under my hand at London this first day of February One Thousand Nine Hundred and thirty-five.

[signature]

Registrar of Companies.

No: 00296805

THE COMPANIES ACT 1985 (AS AMENDED)

RESOLUTIONS

of

TAYLOR WOODROW PLC (the "Company")

At an Extraordinary General Meeting of the Company duly convened and held at 8.00 a.m. on Tuesday 29 May 2007 at Danesfield House Hotel, Henley Road, Marlow-on-Thames, Buckinghamshire SL7 2EY the following resolutions were passed, resolutions 1, 2 and 3 as ordinary resolutions and resolutions 4 and 5 as special resolutions:

ORDINARY RESOLUTIONS

Resolution 1:

THAT:

(A) the proposed merger (the "**Merger**") with George Wimpey plc ("**George Wimpey**"), whether implemented by way of scheme of arrangement pursuant to section 425 of the Companies Act 1985 (the "**Scheme**") or takeover offer (the "**Offer**") made by or on behalf of the Company for the entire issued share capital of George Wimpey, substantially on the terms and subject to the conditions set out in the circular to shareholders of the Company outlining the Merger and the prospectus prepared by the Company in connection with the Admission (as defined below) each dated 4 May 2007 (a copy of each of which is produced to the Meeting and signed for identification purposes by the chairman of the meeting) be and is hereby approved and the directors of the Company (the "**Directors**") (or any duly constituted committee thereof) be authorised (1) to take all such steps as may be necessary or desirable in connection with, and to implement, the Merger; and (2) to agree such modifications, variations, revisions or amendments to the terms and conditions of the Merger (provided such modifications, variations, revisions or amendments are not material), and to any documents relating thereto, as they may in their absolute discretion think fit; and

(B) subject further to the Scheme becoming effective (save for the delivery of the orders of the High Court of Justice in England and Wales sanctioning the Scheme and confirming the reduction of capital of George Wimpey to the Registrar of Companies in England and Wales (the "**Court Sanction**"), the registration of such orders by the Registrar of Companies in England and Wales (the "**Registration**"), and the admission of the ordinary shares of nominal value of 25 pence each to be issued in connection with the Merger to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc ("**Admission**")), or, as the case may be, the Offer becoming or being declared wholly

unconditional (save only for Admission), the authorised share capital of the Company be and is hereby increased from £205,000,000 to £346,243,609.50 by the creation of 564,974,438 new ordinary shares of nominal value of 25 pence each in the Company; and

(C) subject further to the Scheme becoming effective (save for the Court Sanction, the Registration and Admission), or, as the case may be, the Offer becoming or being declared wholly unconditional (save only for Admission), pursuant to section 80 of the Companies Act 1985, and in addition to any previously existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) in connection with the Merger up to an aggregate nominal amount of £141,243,609.50, which authority shall expire at the conclusion of the annual general meeting of the Company in 2008, save that the Company may allot relevant securities in connection with the Merger pursuant to any agreement entered into at any time prior to such expiry (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired.

Resolution 2:

THAT:

(A) subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, the authorised share capital of the Company be increased from £346,243,609.50 to £500,000,000 by the creation of 615,025,562 new ordinary shares of nominal value of 25 pence each in the Company; and

(B) subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, pursuant to section 80 of the Companies Act 1985, and in addition to the amount set out in paragraph (C) of resolution 1 and any previously existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £46,127,715, which authority shall expire at the conclusion of the annual general meeting of the Company in 2008, save that the Company may allot relevant securities pursuant to any agreement entered into at any time prior to such expiry (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired.

Resolution 3:

THAT, subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, the total amount which may be paid in respect of directors' fees under article 99 of the Company's articles of association be increased to £1,000,000 per annum.

SPECIAL RESOLUTIONS

Resolution 4:

THAT, subject to the Scheme becoming effective or, as the case may be, the Offer becoming or being declared wholly unconditional, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each of the Company (such authority to be in addition to any existing authority to make such market purchases), provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 55,276,873;

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange plc's Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased; and

(iv) the authority hereby conferred shall expire at the earlier of 28 November 2008 and the conclusion of the annual general meeting of the Company in 2008 unless such authority is renewed prior to such time save that the Company may make contracts to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this resolution had not expired.

Resolution 5:

THAT, subject to the Scheme becoming effective, or, as the case may be, the Offer becoming or being declared wholly unconditional, the Company be renamed "Taylor Wimpey plc".

....

Company Secretary

TP071370052

THE COMPANIES ACT 1985

Public Company Limited By Shares

Resolutions

of

TAYLOR WOODROW plc

Passed 2 May 2007

At the Annual General Meeting of the Company, duly convened and held on 2 May 2007, the following resolutions, which constituted special business at the meeting, were duly passed by the Company:

ORDINARY RESOLUTION

10. "THAT the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the company to allot relevant securities (within the meaning of Section 80 of the Companies Act) up to but not exceeding a maximum aggregate nominal amount of £48,493,087 during the period commencing on the date of passing this Resolution and expiring at the conclusion of the Annual General Meeting of the company in 2008 save that the company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Board may allot relevant securities in pursuance of such offers or agreements as if the authority conferred by this Resolution had not expired."

SPECIAL RESOLUTIONS

11. "THAT subject to the passing of the previous Resolution, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act to allot equity securities (within the meaning of Section 94 of the Companies Act) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever);

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £7,426,876

and shall expire at the conclusion of the Annual General Meeting of the company in 2008, save that the company may before such expiry make offers or agreements which would or

might require equity securities to be allotted after such expiry and notwithstanding such expiry the Board may allot equity securities in pursuance of such offers and agreements as if the power conferred by this Resolution had not expired."

12. "THAT the company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act) of ordinary shares of 25 pence each of the company ("ordinary shares"), provided that:

    (i) the maximum number of ordinary shares hereby authorised to be purchased shall be 59,415,008;

    (ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

    (iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

    (iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the company in 2008 and 1 November 2008 unless such authority is renewed prior to such time save that the company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this Resolution had not expired."

13 "THAT the Articles of Association of the company be altered by making the amendments summarised in the Appendix to this circular and contained in the printed copy of the proposed amended Articles of Association produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification."

Dated 2 May 2007

Norman Askew
<u>Chairman</u>

Company No. 296805

THE COMPANIES ACT 1985

Public Company Limited By Shares

Resolutions

of

TAYLOR WOODROW plc

Passed 3 May 2006

At the Annual General Meeting of the Company, duly convened and held on 3 May 2006, the following resolutions, which constituted special business at the meeting, were duly passed by the Company:

ORDINARY RESOLUTION

9. "THAT the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the company to allot relevant securities (within the meaning of Section 80 of the Companies Act) up to but not exceeding a maximum aggregate nominal amount of £47,905,186 during the period commencing on the date of passing this Resolution and expiring at the conclusion of the Annual General Meeting of the company in 2007 save that the company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Board may allot relevant securities in pursuance of such offers or agreements as if the authority conferred by this Resolution had not expired."

SPECIAL RESOLUTIONS

10. "THAT subject to the passing of the previous Resolution, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act to allot equity securities (within the meaning of Section 94 of the Companies Act) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited:

    (i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £7,402,847

and shall expire at the conclusion of the Annual General Meeting of the company in 2007, save that the company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Board may allot equity securities in pursuance of such offers and agreements as if the power conferred by this Resolution had not expired."

11. "THAT the company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act) of ordinary shares of 25 pence each of the company ("ordinary shares"), provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 59,222,777;

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

(iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the company in 2007 and 2 November 2007 unless such authority is renewed prior to such time save that the company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this Resolution had not expired."

12 "THAT the Articles of Association of the company be altered by making the amendments summarised in the Appendix to this circular and contained in the printed copy of the proposed amended Articles of Association produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification."

Dated: 3 May 2006

R I Morbey
Secretary

Company No. 296805

THE COMPANIES ACT 1985

Public Company Limited By Shares

Resolutions

of

TAYLOR WOODROW plc

Passed 26 April 2005

At the Annual General Meeting of the Company, duly convened and held on 26 April 2005, the following resolutions, which constituted special business at the meeting, were duly passed by the Company:

ORDINARY RESOLUTIONS

11. "THAT the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the 'Companies Act')) up to but not exceeding a maximum aggregate nominal amount of £47,333,883 during the period commencing on the date of the passing of this Resolution and expiring at the conclusion of the Annual General Meeting of the Company in 2006 save that the Company may before such expiry make offers or arrangements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the directors may allot relevant securities in pursuance of such offers or agreements."

SPECIAL RESOLUTIONS

12. "THAT subject to the passing of the previous Resolution, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act to allot equity securities (within the meaning of Section 94 of the Companies Act) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94 (3A) of the Companies Act as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited:

    (i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £7,341,154

and shall expire at the conclusion of the Annual General Meeting of the Company in 2006, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the directors may allot equity securities in pursuance of such offers and agreements."

13. "THAT the Company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 (3) of the Companies Act) of ordinary shares of 25 pence each of the Company ('ordinary shares'), provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 58,729,236;

(ii) the minimum price which may be paid for an ordinary share is 25 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

(iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the Company in 2006 and 25 October 2006 unless such authority is renewed prior to such time; and

(v) the Company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts."

14. "THAT the Articles of Association of the Company be amended by:

(i) the deletion of article 5A to article 5F (inclusive); and

(ii) the deletion of the heading 'Alternate Directors' and the deletion of article 100 to article 104 (inclusive), and the renumbering of the subsequent articles accordingly."

Dated: 26 April 2005

R I Morbey
<u>Secretary</u>

Company No. 296805

THE COMPANIES ACT 1985

Public Company Limited By Shares

Resolutions

of

TAYLOR WOODROW plc

Passed 20 April 2004

At the Annual General Meeting of the Company, duly convened and held on 20 April 2004, the following resolutions, which constituted special business at the meeting, were duly passed by the Company:

ORDINARY RESOLUTIONS

11. "THAT the Taylor Woodrow 2004 Savings-Related Share Option Plan ('Sharesave Plan'), the principal terms of which are set out in Appendix 1 of this circular, a copy of the rules of which is produced to this Meeting by the Chairman and initialled for the purposes of identification, be and it is hereby adopted and established and that the Board be and thereby is authorised to do all acts and things as it may consider necessary or desirable to carry the Sharesave Plan into effect including consequential changes to obtain the approval of the Board of the Inland Revenue and to establish any further plans based on the Sharesave Plan but modified to take account of local tax, exchange control or securities laws in countries outside the UK, provided that the ordinary shares made available under any such further plans are treated as counting as appropriate against any limits on individual or overall participation in the Sharesave Plan, and to take account of the requirements of the London Stock Exchange."

12. "THAT the Taylor Woodrow 2004 Share Incentive Plan ('SIP'), the principal terms of which are set out in Appendix 2 of this circular, a copy of the rules of which is produced to this Meeting by the Chairman and initialled for the purposes of identification, be and it is hereby adopted and established and that the Board be and thereby is authorised to do all acts and things as it may consider necessary or desirable to carry the SIP into effect including consequential changes to obtain the approval of the Board of the Inland Revenue and to establish any further plans based on the SIP but modified to take account of local tax, exchange control or securities laws in countries outside the UK, provided that the ordinary shares made available under any such further plans are treated as counting as appropriate against any limits on individual or overall participation in the SIP, and to take account of the requirements of the London Stock Exchange."

13. "THAT the Taylor Woodrow 2004 Performance Share Plan ('Performance Plan'), the principal terms of which are set out in Appendix 3 of this circular, a copy of the rules of which is produced to this Meeting by the Chairman and initialled for the purposes of identification, be and it is hereby adopted and established and that the Board be and thereby is authorised to do all acts and things as it may consider necessary or desirable to carry the Performance Plan into effect including consequential changes to obtain the approval of the Board of the Inland Revenue and to establish any further plans based on the Performance Plan but modified to take account of local tax, exchange control or securities laws in countries outside the UK, provided that the ordinary shares made available under any such further plans are treated as counting as appropriate against any limits on individual or overall participation in the Performance Plan and to take account of the requirements of the London Stock Exchange."

14. "THAT the Taylor Woodrow 2004 Deferred Bonus Plan ('Deferred Plan'), the principal terms of which are set out in Appendix 4 of this circular, a copy of the rules of which is produced to this

Meeting by the Chairman and initialled for the purposes of identification, be and it is hereby adopted and established and that the Board be and thereby is authorised to do all acts and things as it may consider necessary or desirable to carry the Deferred Plan into effect including consequential changes to obtain the approval of the Board of the Inland Revenue and to establish any further plans based on the Deferred Plan but modified to take account of local tax, exchange control or securities laws in countries outside the UK, provided that the ordinary shares made available under any such further plans are treated as counting as appropriate against any limits on individual or overall participation in the Deferred Plan and to take account of the requirements of the London Stock Exchange."

15. "THAT the trust deed of the Taylor Woodrow 2004 Employee Benefit Trust ('the EBT') the principal terms of which are set out in Appendix 5 of this circular, a copy of the trust deed of which is produced to this Meeting by the Chairman and initialled for the purposes of identification, be and it is hereby adopted and established and that the Board be and thereby is authorised to do all acts and things as it may consider necessary or desirable to establish and carry the EBT into effect and to take account of the requirements of the London Stock Exchange."

16. "THAT in accordance with article 105.1 of the company's articles of association, the maximum amount the Board may from time to time determine as being the fees that directors (other than alternative directors) shall be entitled to receive for their services as directors shall be increased to £600,000 per annum."

17. "THAT the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the 'Companies Act')) up to but not exceeding a maximum aggregate nominal amount of £48,783,941 during the period commencing on the date of the passing of this Resolution and expiring at the conclusion of the Annual General Meeting of the company in 2005 save that the company may before such expiry make offers or arrangements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the directors may allot relevant securities in pursuance of such offers or agreements."

SPECIAL RESOLUTIONS

18. "THAT subject to the passing of the previous Resolution, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94 (3A) of the said Act as if sub-section (1) of Section 89 of the Companies Act did not apply to such allotment, provided that this power shall be limited:

    (i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £7,310,802

    and shall expire at the conclusion of the Annual General Meeting of the company in 2005, save that the company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the directors may allot equity securities in pursuance of such offers and agreements.

19. "THAT the company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 (3) of the Companies Act) of ordinary shares of 25 pence each of the company ('ordinary shares'), provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 58,486,423;

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

(iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the company in 2005 and 19 October 2005 unless such authority is renewed prior to such time; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contract."

Dated 20 April 2004

N. Askew
Chairman

Company No. 296805

THE COMPANIES ACT 1985

Public Company Limited By Shares

Resolutions

of

TAYLOR WOODROW plc

Passed 7 May 2003

At the Annual General Meeting of the Company, duly convened and held on 7 May 2003, the following resolution, which constituted special business at the meeting, was duly passed as a Special Resolution of the Company:

SPECIAL RESOLUTION

1. "THAT the company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 25p each of the company ("ordinary shares"), provided that:

    a) the maximum number of ordinary shares hereby authorised to be purchased shall be 55,284,525;

    b) the minimum price which may be paid for ordinary shares is 25p per ordinary share;

    c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

    d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the company in 2004 unless such authority is renewed prior to such time; and

    e) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contract."

Dated 8 May 2003

R. I. Morbey
Secretary

Company No. 290085

THE COMPANIES ACT 1985

Public Company Limited By Shares

Resolutions

of

TAYLOR WOODROW plc

Passed 29 May 2002

At the Annual General Meeting of the Company, duly convened, and held on 29 May, 2002, the following resolutions, which constituted special business at the meeting, were duly passed as Special Resolutions of the company:

SPECIAL RESOLUTIONS

9. "THAT the company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 25p each of the company ("ordinary shares"), provided that:

   a) the maximum number of ordinary shares hereby authorised to be purchased shall be 55,186,832;

   b) the minimum price which may be paid for ordinary shares is 25p per ordinary share;

   c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the ten business days immediately preceding the day on which such ordinary share is purchased;

   d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the company in 2003 unless such authority is renewed prior to such time; and

   e) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contract."

10. "THAT the regulations contained in the printed document marked "A" now produced to the meeting and for the purposes of identification signed by the Chairman thereof be and the same are hereby approved and adopted, with effect from the date of this meeting, as the articles of association of the company in substitution for and to the exclusion of all the existing articles of association thereof"

Chairman

No. 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

(As altered by Resolution of the Directors and by Special Resolution passed on 13th June, 1986)

OF

TAYLOR WIMPEY plc

1. The name of the Company is "Taylor Wimpey plc".*

2. The Company is to be a public company.

3. The registered office of the Company will be situated in England and Wales.

4. The objects for which the Company is established are:

* The name of the Company was changed from "Taylor Woodrow Estates, Limited" to "Taylor Woodrow Limited" on 24th September, 1943; the Company was re-registered as a public limited company under the name "Taylor Woodrow plc" on 23rd December, 1981, and the name was changed to Taylor Wimpey plc on 3rd July, 2007.

4.01 To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company and to do all lawful acts and things whatever which may be necessary or convenient to carry on the business of a holding company and in particular to do all lawful acts and things that its subsidiaries from time to time are empowered to do and to carry on in all its branches the business of a management and service company and to act as managers and to co-ordinate and direct the management and affairs of other companies and of the business property and estates of any persons or companies and to undertake and carry out all such services in connection therewith as may be deemed expedient and to exercise its powers as a controlling shareholder of other companies.

4.02 To purchase, take on lease or in exchange, hire or otherwise acquire and hold, for any estate or interest, and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of and kind and to develop and turn to account any land acquired by the Company or in which it is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up and improving buildings, and by planting, draining, growing, farming, cultivating, letting on building lease or building agreement, and by advancing money to and entering into contracts and arrangements of all kinds with builders, purchasers, tenants, and others.

4.03 To purchase or otherwise acquire any patents, brevets d'invention, licences, concessions, copyrights, trade marks, designs and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention, process or development which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever, whether manufacturing or otherwise, which the Company may think calculated directly or indirectly to achieve these objects.

4.04 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue on commission or otherwise underwrite, subscribe for and take or guarantee the payment of any dividend or interest on any shares, stocks, debentures or other capital or securities or obligations of any such companies, syndicates or other bodies, and to pay or provide for brokerage commission and underwriting in respect of any such issue.

4.05 To enter into partnerships or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person or company for the purpose of carrying on business within any of the objects of the Company.

4.06 To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

4.07 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person or company carrying on any business which this Company is authorised to carry on, or possessed of property suitable for any of the purposes of the Company.

4.08 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company.

4.09 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects.

4.10 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world.

4.11 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations including, without prejudice to the generality of the foregoing, borrowing and lending money and entering into contracts and arrangements of all kinds.

4.12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

4.13 To guarantee or otherwise support or secure, either with or without the company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business.

4.14 To grant indemnities of every description and to undertake obligations of every description.

4.15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan.

4.16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and to remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

4.17 To pay for any property or rights acquired by the Company either in cash or fully or partly paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as the Company may determine.

4.18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

4.19 To make loans or donations to such persons and in such cases (and in the case of loans either of cash or of other assets) as the Company may think directly or indirectly conducive to any of its objects or otherwise expedient.

4.20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

4.21 To subscribe for, underwrite, purchase or otherwise acquire, take, hold, or sell any shares or stock, bonds, debentures or debenture stock, or other securities or obligations of any company and to invest or lend any of the moneys of the Company not immediately required for its operations in such manner, with or without security, and whether at home or abroad, as the Company may think fit.

4.22 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever.

4.23 To procure the Company to be registered or recognised in any country or place abroad.

4.24 To obtain any provisional or other order or Act of Parliament of this country or of the legislature of any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

4.25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity.

4.26 To insure the life of any person who may, in the opinion of the Company, be of value to the Company as having or holding for the Company interests, goodwill or influence or other assets and to pay the premiums on such insurance.

4.27 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payment for or towards insurance on the life or lives of such persons; to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, trust, other establishment, or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or may be connected with any place where the Company carries on business; to institute and maintain any institution, association, society, club, trust or other establishment or profit-sharing scheme calculated to advance the interests of the Company or such persons; to join, participate in and subsidise or assist any association of employers or employees or any trade association; and to subscribe or guarantee money for charitable or benevolent objects or for any public, general or useful object or for any exhibition; the said persons are any persons who are or were at any time in the employment or service of the Company or of any company which is for the time being the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or is otherwise associated with the Company in its business or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and holding or who held any salaried employment or office in the Company or such other company, and the wives, widows, families or dependants of any such persons.

4.28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company.

4.29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others.

4.30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

It is hereby declared that:

(a) the word "company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed; and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation should be given thereto and they shall not, except where the content expressly so requires, be in any way limited or restricted by application of the ejusdem generis rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company; none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company.

5. The liability of the members is limited.

6. The share capital of the Company is £50,000,000 divided into 200,000,000 Shares of 25p each.*

*** Notes:**

(1) By Extraordinary Resolution dated 22nd June, 1951 the authorised share capital of the Company was increased from £400,000 (which comprised 100,000 6 per cent. Cumulative Preference Shares of £1 each and 1,200,000 Ordinary Shares of 5s each) to £1,000,000 by the creation of 2,400,000 Ordinary Shares of 5s each.

(2) By Extraordinary Resolution dated 27th May, 1955 the authorised share capital of the Company was increased from £1,000,000 to £2,000,000 by the creation of 1,000,000 6 per cent. Cumulative Second Preference Shares of £1 each.

(3) By Special Resolution dated 24th October, 1956 the authorised share capital of the Company was increased from £2,000,000 to £3,000,000 by the creation of 4,000,000 Ordinary Shares of 5s each.

(4) By Extraordinary Resolution dated 28th November, 1958 the authorised share capital of the Company was increased from £3,000,000 to £4,000,000 by the creation of 4,000,000 Ordinary Shares of 5s each.

(5) By Special Resolution dated 25th August, 1961 the authorised share capital of the Company was increased from £4,000,000 to £4,150,000 by the creation of 600,000 Ordinary Shares of 5s each.

(6) By Special Resolution dated 4th June 1962, 500,000 of the 1,000,000 6 per cent. Cumulative Second Preference Shares of £1 each (unissued) were converted into 2,000,000 Ordinary Shares of 5s each.

(7) By Special Resolution dated 11th June, 1965 the share capital of the Company was reduced from £4,150,000 to £3,550,000 by:-

(a) making a return of £1 paid up on each of the 100,000 6 per cent. Cumulative Preference Shares of £1, together with the payment of 2/6d per share, thus cancelling each such share.

(b) the cancellation of the unissued 500,000 6 per cent. Cumulative Second Preference Shares of £1 each.

(8) By Special Resolution dated 11th June, 1965 the share capital of the Company was increased to the former limit of £4,150,000 by the creation of 2,400,000 Ordinary Shares of 5s each.

(9) By Special Resolution dated 16th April, 1971 the share capital of the Company was increased from £4,150,000 to £5,000,000 by the creation of 3,400,000 Ordinary Shares of 25p each.

(10) By Extraordinary Resolution dated 4th November, 1971 the authorised share capital of the Company was increased from £5,000,000 to £6,000,000 by the creation of 4,000,000 Ordinary Shares of 25p each.

(11) By Extraordinary Resolution dated 11th June, 1976 the authorised share capital of the Company was increased from £6,000,000 to £7,500,000 by the creation of 6,000,000 Ordinary Shares of 25p each.

(12) By Extraordinary Resolution dated 8th June, 1979 the authorised share capital of the Company was increased from £7,500,000 to £10,000,000 by the creation of 10,000,000 Ordinary Shares of 25p each.

(13) By Resolution dated 8th June, 1984 the authorised share capital of the Company was increased from £10,000,000 to £20,000,000 by the creation of 40,000,000 Ordinary Shares of 25p each.

(14) By Resolution dated 11th July, 1985 the authorised share capital of the Company was increased from £20,000,000 to £25,000,000 by the creation of 20,000,000 Ordinary Shares of 25p each.

(15) By Extraordinary Resolution dated 13th June, 1986 the authorised share capital of the Company was increased from £25,000,000 to £50,000,000 by the creation of 100,000,000 Ordinary Shares of 25p each.

(16) By Resolution dated 17th June, 1988 the authorised share capital of the Company was increased from £50,000,000 to £54,000,000 by the creation of 16,000,000 Ordinary Shares of 25p each.

(17) By Special Resolution dated 16th June, 1989 the authorised share capital of the Company was increased from £54,000,000 to £105,000,000 by the creation of 220,000,000 Ordinary Shares of 25p each.

(18) By Resolution dated 9th May, 1991 the authorised share capital of the Company was increased from £105,000,000 to £140,000,000 by the creation of 140,000,000 Ordinary Shares of 25p each.

(19) By Resolution dated 12th February, 2001 the authorised share capital of the Company was increased from £140,000,000 to £195,000,000 by the creation of 220,000,000 Ordinary Shares of 25p each.

(20) By Resolution dated 24th September, 2003 the authorised share capital of the Company was increased from £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each to £205,000,000 divided into 780,000,000 Ordinary Shares and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares.

(21) By Resolution of the Board dated 24th February, 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each.

(22) By Resolutions dated 29th May, 2007 the authorised share capital of the Company was increased from £205,000,000 to £500,000,000 by the creation of 1,180,000,000 Ordinary Shares of 25p each.

We, the several persons whose Names, Addresses and Descriptions are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of Shares in the Capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber (in words)
FRANK PURSGLOVE 109 Whittington Avenue, Hayes, Middlesex. Private Secretary.	One Ordinary
ALFRED WADDINGTON GOODALL 30 Lansbury Drive, Hayes, Middlesex. Solicitor's Clerk.	One Ordinary
CLAUDE KENNETH JONES 16 Trinity Road, Southall, Middlesex. Solicitor's Clerk.	One Ordinary
WILLIAM FREDERICK WHITE 5 Haven Green, Ealing, W.5. Solicitor's Clerk.	One Ordinary
ALFRED ROBERT FREESTONE 18 Corunna Road, Battersea, S.W.8. Solicitor's Clerk.	One Ordinary
FREDERICK WILLIAM WILMORE 210 Eversleigh Road, Battersea, S.W.11. Solicitor's Clerk.	One Ordinary
HENRY WILLIAM TUCKER 19 Benhill Road, Camberwell, S.E.5. Solicitor's Managing Clerk.	One Ordinary

DATED this 29th day of January, 1935.

WITNESS to the above Signatures:

R.F.W. PATTESON
37 Avonmore Road, Kensington, W.14.
Solicitor.

Private & Confidential

Registered No. 296805

THE COMPANIES ACT 1929

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

of

TAYLOR WIMPEY plc

(As adopted by Special Resolution passed on 29 May 2002 and as amended by Special Resolutions passed on 24 September 2003, 20 April 2005, 3 May 2006 and 2 May 2007)

PRELIMINARY

1 Table "A" not to apply

1.1 No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2 Interpretation

2.1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings:

"**address**" in relation to any electronic communication includes any number or address used for the purposes of such communication

"**these Articles**" means these Articles of Association as originally adopted or altered or varied from time to time (and "**Article**" means one of these Articles)

"**Auditors**" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"**Board**" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"**CA 1985**" means, subject to paragraph 2.3 of this Article, the Companies Act 1985 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company (including, without limitation, the Regulations)

"**Chairman**" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"**clear days**" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"**communication**" has the meaning given to it in the Electronic Communications Act 2000

"**Company**" means Taylor Wimpey plc

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Board has approved

"**Director**" means a director for the time being of the Company

"**electronic communication**" has the meaning given to it in the Electronic Communications Act 2000 and "**electronic communications**" shall be construed accordingly

"**execution**" includes any mode of execution (and "**executed**" shall be construed accordingly)

"**holder**" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share

"**London Stock Exchange**" means London Stock Exchange plc or other principal stock exchange in the United Kingdom for the time being

"**member**" means a member of the Company or, where the context requires, a member of the Board or of any committee

"**Office**" means the registered office for the time being of the Company

"**Ordinary Share**" means an Ordinary Share of the Company (as referred to in Article 5)

"**paid up**" means paid up or credited as paid up

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in each case as such term is defined in Part 18 of the Financial Services and Markets Act 2000

"**Register**" means the register of members of the Company to be kept pursuant to section 352 CA 1985 or, as the case may be, any overseas branch register kept pursuant to Article 114

"**Regulations**" means The Uncertificated Securities Regulations 2001 (SI 2001 No 3755) including any modification thereof and rules made thereunder or any regulations in substitution therefor made under section 207 Companies Act 1989 for the time being in force

"**Seal**" means the common seal of the Company or any official or securities seal that the Company may be permitted to have under CA 1985

"**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of CA 1985) a joint, temporary, assistant or deputy secretary

"**share**" means a share of the Company

"**United Kingdom**" means Great Britain and Northern Ireland

"**writing or written**" means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form and, if the Board shall in its absolute discretion determine for any purpose or purposes under the Articles, subject to such terms and conditions as the Board may determine, electronic communications.

2.2 Unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing the masculine gender include the feminine gender; and

(c) a reference to a person includes a body corporate and an unincorporated body of persons.

2.3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in CA 1985.

2.5 The headings are inserted for convenience only and shall not affect the construction of these Articles.

3 Form of resolution

3.1 Subject to CA 1985, where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective.

3.2 A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more of the members.

4 Uncertificated shares

4.1 Notwithstanding anything in these Articles to the contrary, any shares in the Company may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with the Regulations and practices instituted by the Operator of the relevant system. Any provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with:

(a) the holding of shares in uncertificated form;

(b) the transfer of title to shares by means of a relevant system; or

(c) any provision of the Regulations and,

without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

4.2 Without prejudice to the generality and effectiveness of the foregoing:

(a) Articles 12, 13 and 34 and the second and third sentences of Article 36 shall not apply to uncertificated shares and the remainder of Article 36 shall apply in relation to such shares as if the reference therein to the date on which the transfer was lodged with the Company were a reference to the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the facilities and requirements of the relevant system;

(b) without prejudice to Article 35 in relation to uncertificated shares, the Board may also refuse to register a transfer of uncertificated shares in such other circumstances as may be permitted or required by the Regulations and the relevant system;

(c) in respect of uncertificated shares, the Board may not suspend the registration of transfers of any participating security in accordance with Article 37, without the consent of the Operator of the relevant system;

(d) references in these Articles to a requirement on any person to execute or deliver an instrument of transfer or certificate or other document which shall not be appropriate in the case of uncertificated shares shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Board may make from time to time pursuant to Article 4.2(o) below;

(e) for the purposes referred to in Article 41, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:

  (i) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person; or

  (ii) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person;

(f) the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as is required by the Regulations and the relevant system and, unless the Board otherwise determines, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings;

(g) the Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption; in particular, any provision

of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled);

(h) a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which applies only in respect of certificated shares or uncertificated shares;

(i) references in Article 43 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares;

(j) if a document referred to in Article 43 relates to uncertificated shares, the Company must comply with any requirements of the Regulations which limit its ability to destroy these documents;

(k) for the purposes referred to in Article 45.2, the Board may in respect of uncertificated shares authorise some person to transfer and/or require the holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system;

(l) for the purposes of enforcing the restriction referred to in Article 80.1(b)(ii), the Board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the Board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form;

(m) for the purposes of Article 142.1, any payment in the case of uncertificated shares may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and without prejudice to the generality of the foregoing such payment may be made by the sending by the Company or any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders of such shares or, if permitted by the Company, of such person as the holder or joint holders may in writing direct and for the purposes of Article 142.2 the making of a payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company;

(n) subject to CA 1985 the Board may issue shares as certificated shares or as uncertificated shares in its absolute discretion and Articles 6, 145 and 147 shall be construed accordingly;

(o) the Board may make such arrangements or regulations (if any) as it may from time to time in its absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 4 and the Regulations and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Article 4;

(p) the Board may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under CA 1985 or these Articles or otherwise in effecting any actions; and

(q) the Board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security.

4.3 Where any class of shares in the capital of the Company is a participating security and the Company is entitled under any provisions of CA 1985 or the rules made and practices instituted by the Operator of any relevant system or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the Operator of the relevant system) shall include the right to:

(a) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form; and/or

(b) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares; and/or

(c) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned; and/or

(d) transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share; and/or

(e) otherwise rectify or change the Register in respect of that share in such manner as may be appropriate; and

(f) take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him.

4.4 For the purposes of this Article 4:

(a) words and expressions shall have the same respective meanings as in the Regulations;

(b) references herein to an uncertificated share or to a share (or to a holding of shares) being in uncertificated form are references to that share being an uncertificated unit of a security, and references to a certificated share or to a share being in certificated form are references to that share being a unit of a security which is not an uncertificated unit; and

(c) "cash memorandum account" means an account so designated by the Operator of the relevant system.

SHARE CAPITAL

5 Authorised share capital

5.1 The authorised share capital of the Company at the date of the adoption of these Articles is £195,000,000 divided into 780,000,000 Ordinary Shares of 25p each.[1]

6 Allotment

6.1 Subject to the provisions of CA 1985 and to any relevant authority of the Company in general meeting required by CA 1985, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount.

1 By Resolution dated 24 September 2003 the authorised share capital of the Company was increased from £195,000,000 to £205,000,000 divided into 780,000,000 Ordinary Shares of 25p each and 40,000,000 non-voting cumulative redeemable preference shares of 25p each (the "Preference Shares") by the creation of 40,000,000 Preference Shares.

2 By Resolution of the Board dated 24 February 2005 the 40,000,000 Preference Shares were converted into 40,000,000 Ordinary Shares of 25p each.

3 By Resolutions dated 29 May 2007 the authorised share capital of the Company was increased from £205,000,000 to £500,000,000 divided into 2,000,000,000 Ordinary Shares of 25p each by the creation of 1,180,000,000 new Ordinary Shares.

7 Redeemable shares

7.1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide.

8 Power to attach rights

8.1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

9 Share warrants to bearer

9.1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

9.2 The powers referred to in Article 9.1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

10 Commission and brokerage

10.1 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by CA 1985. Subject to the provisions of CA 1985, any such commission or brokerage may be

satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

11 Trusts not to be recognised

11.1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

SHARE CERTIFICATES

12 Right to certificates

12.1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name. Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in Article 133.

12.2 The issued shares of a particular class which are fully paid up and rank pari passu for all purposes shall not bear a distinguishing number. All other shares shall bear a distinguishing number.

12.3 The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

12.4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares.

12.5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person.

13 Replacement certificates

13.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

13.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share

certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

13.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

13.4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 13 may be made by any one of the joint holders.

LIEN ON SHARES

14 Lien on shares not fully paid

14.1 The Company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the Company (whether presently or not) in respect of that share and to the extent and in the circumstances permitted by CA 1985. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

15 Enforcement of lien by sale

15.1 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice. For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

16 Application of proceeds of sale

16.1 The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance

(if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold (without interest).

CALLS ON SHARES

17 Calls

17.1 Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

18 Liability of joint holders

18.1 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

19 Interest on calls

19.1 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding 15 per cent per annum (compounded on a 6 monthly basis), as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

20 Rights of member when call unpaid

20.1 Unless the Board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as

proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

21 Sums due on allotment treated as calls

21.1 Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made. If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call.

22 Power to differentiate

22.1 The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

23 Payment in advance of calls

23.1 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the Board may decide. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

24 Delegation of power to make calls

24.1 If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

FORFEITURE OF SHARES

25 Notice if call not paid

25.1 If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

26 Forfeiture for non-compliance

26.1 If the notice referred to in Article 25 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

27 Notice after forfeiture

27.1 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

28 Forfeiture may be annulled

28.1 The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

29 Surrender

29.1 The Board may accept a surrender of any share liable to be forfeited. In such case references in these Articles to forfeiture shall include surrender.

30 Disposal of forfeited shares

30.1 Every share which shall be forfeited shall thereupon become the property of the Company. Subject to the provisions of CA 1985, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine. The Board may, for the

purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

31 Effect of forfeiture

31.1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

32 Extinction of claims

32.1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by CA 1985 given or imposed in the case of past members.

33 Evidence of forfeiture

33.1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share under the Seal delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the Company) become entitled to any

dividend which might have accrued on the share before the completion of the sale or disposition thereof.

TRANSFER OF SHARES

34 Form of transfer

34.1 Subject to such of the restrictions of these Articles as may be applicable, each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

35 Right to refuse registration

35.1 The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

35.2 Transfers of shares will not be registered in the circumstances referred to in Article 80.

36 Notice of refusal

36.1 If the Board refuses to register a transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it. All instruments of transfer which are registered may be retained by the Company.

37 Closing of Register

37.1 The registration of transfers of shares or of any class of shares may be suspended (to the extent the same is consistent with CA 1985) at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine. Notice of closure of the Register shall be given in accordance with the requirements of CA 1985.

38 Fees on registration

38.1 No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

39 Other powers in relation to transfers

39.1 Nothing in these Articles shall preclude the Board:

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person; or

(b) if empowered by these Articles to authorise any person to execute an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 15.

TRANSMISSION OF SHARES

40 On death

40.1 If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

41 Election of person entitled by transmission

41.1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being

produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register.

42 Rights on transmission

42.1 Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

43 Destruction of documents

43.1 The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it,

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means which such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

43.2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 43 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 43 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 43 which would not attach to the Company in the absence of this Article 43; and

(c) references in this Article 43 to the destruction of any document include references to the disposal of it in any manner.

ALTERATION OF SHARE CAPITAL

44 <u>Increase, consolidation, cancellation and sub-division</u>

44.1 The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate, or consolidate and then sub-divide all or any of its share capital into shares of larger amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of CA 1985, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares.

45 Fractions

45.1 Whenever as the result of any consolidation, consolidation and sub-division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including, subject to the provisions of CA 1985, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company); or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the Board may exercise all the powers conferred on it by Article 147 without an ordinary resolution of the Company.

45.2 For the purposes of any sale of consolidated shares pursuant to Article 45.1, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

46 Reduction of capital

46.1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any way.

47 Purchase of own shares

47.1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

VARIATION OF CLASS RIGHTS

48 Sanction to variation

48.1 Subject to the provisions of CA 1985, if at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

49 Class meetings

49.1 All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares. The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons entitled to vote and holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares). Every holder of shares of the class, present in person or by proxy, and entitled to vote may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy and entitled to vote shall be a quorum.

50 Deemed variation

50.1 Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares in accordance with the provisions of CA 1985 and these Articles.

GENERAL MEETINGS

51 Annual general meetings

51.1 Subject to the provisions of CA 1985, annual general meetings shall be held at such time and place as the Board may determine.

52 Extraordinary general meetings

52.1 All general meetings, other than annual general meetings, shall be called extraordinary general meetings.

53 Convening of extraordinary general meeting

53.1 The Board may convene an extraordinary general meeting whenever it thinks fit. An extraordinary general meeting shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by section 368 CA 1985. At any meeting convened on such requisition or by such requisitionists no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not within the United Kingdom sufficient members of the Board to convene a general meeting, any Director may call a general meeting.

54 Notice of general meetings

54.1 An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing.

54.2 Subject to the provisions of CA 1985, and notwithstanding that it is convened by shorter notice than that specified in this Article 54, a general meeting shall be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

54.3 The notice shall specify:

(a) whether the meeting is an annual general meeting or an extraordinary general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

54.4 The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors and to the Auditors.

55 Omission or non-receipt of notice

55.1 The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

56 Special business

56.1 All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors and any other document required to be annexed to the annual accounts;

(c) the election or re-election of Directors;

(d) the re-election of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed;

(e) the approval of the directors' remuneration report.

PROCEEDINGS AT GENERAL MEETINGS

57 Quorum

57.1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

58 If quorum not present

58.1 If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within five minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

59 Chairman

59.1 The Chairman of the Board shall preside at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting. If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting.

60 Directors and other persons may attend and speak

60.1 A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the Company.

61 Power to adjourn

61.1 The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

62 Notice of adjourned meeting

62.1 Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for 14 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

63 Business of adjourned meeting

63.1 No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

64 Accommodation of members and security arrangements

64.1 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside ("**the Principal Place**"); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

64.2 The Board may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the

circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions.

VOTING

65 Method of voting

65.1 At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of CA 1985, a poll may be demanded by:

(a) the Chairman of the meeting; or

(b) by at least five members present in person or by proxy and entitled to vote at the meeting; or

(c) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The Chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

65.2 At general meetings, resolutions shall be put to the vote by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

66 Chairman's declaration conclusive on show of hands

66.1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

67 Objection to error in voting

67.1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only

vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

68 **Amendment to resolutions**

68.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

68.2 In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or the Chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

69 **Procedure on a poll**

69.1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. The Chairman may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

69.3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

69.4 On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

70 Votes of members

70.1 Subject to the provisions of CA 1985, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every proxy appointed by a member (other than the Chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. Subject to the provisions of CA 1985, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder.

70.2 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

70.3 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place or address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

71 Casting vote

71.1 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have.

72 Restriction on voting rights for unpaid calls etc

72.1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares,

either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the Company.

73 Voting by proxy

73.1 Any person (whether a member of the Company or not) may be appointed to act as a proxy. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

74 Form of proxy

74.1 An appointment of a proxy shall:

(a) be in writing and, if the Board in its absolute discretion determines, may be contained in an *electronic communication*, in any such case in any common form or in such other form as the Board may approve and (i) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf or (ii) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms and conditions and authenticated in such manner as the Board may in its absolute discretion determine;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit;

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

75 Deposit or receipt of proxy

75.1 The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

(a) in the case of an instrument in writing (including, whether or not the appointment of proxy is contained in an electronic communication, any such power of attorney or other authority) be deposited at the Office or at such other place or places within the United Kingdom as is specified in

the notice convening the meeting or in any notice of any adjourned meeting or in any appointment of proxy sent out by the Company in relation to the meeting not less than 48 hours (or such shorter time as the Board may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(aa) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours (or such shorter time as the Board may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours (or such shorter time as the Board may determine) before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director;

and an appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

76 More than one proxy may be appointed

76.1 A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

77 Board may supply proxy cards

77.1 The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, appointments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 55, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

78 Revocation of proxy

78.1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was executed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or, where the appointment of proxy was contained in an electronic communication, at the address which such appointment was duly received, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy, at least 48 hours (or such shorter time as the Board may determine) before the commencement of the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used.

79 Corporate representative

79.1 A corporation (whether or not a company within the meaning of CA 1985) which is a member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is a Depositary voting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers.

80 Failure to disclose interests in shares

80.1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 Companies Act 2006 and has failed in relation to any shares ("the default shares", which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board otherwise determines:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares):

(i) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 145, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

80.2 Where the sanctions under Article 80.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 80.1(b) shall become payable) at the end of the period of seven days (or such shorter period as the Board may determine) after the earlier of:

(a) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete.

80.3 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 793 Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 80.1.

80.4 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 80 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary.

80.5 Where the member on which a notice under section 793 Companies Act 2006 is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

80.6 For the purposes of this Article 80:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "**interested**" shall be construed as it is for the purpose of section 793 Companies Act 2006;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) "**prescribed period**" means 14 days;

(e) "**excepted transfer**" means, in relation to any shares held by a member:

(i) a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 Companies Act 2006); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

80.7 Nothing contained in this Article 80 shall be taken to limit the powers of the Company under sections 794 and 795 Companies Act 2006 .

UNTRACED MEMBERS

81 <u>Power of sale</u>

81.1 The Company shall be entitled to sell at the best price reasonably obtainable any certificated share of a member, or any certificated share to which a person is entitled by transmission, if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that the share has been in issue either in certificated or uncertificated form during such period of 12 years and the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under Article 153.c;

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e) the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange.

81.2 To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

81.3 If during the period of 12 years referred to in Article 81.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 81.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 81.1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

82 <u>Application of proceeds of sale</u>

82.1 The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

PRESIDENT

83 <u>Appointment of President</u>

83.1 The Board may appoint any person who is or has been a Director and who in the opinion of the Board has rendered outstanding services to the Company to be

President and may determine the period for which he is to hold office. Any such appointment may be made on such terms as to remuneration and otherwise as the Board may think fit and may be terminated by the Board.

84 Duties of President

84.1 It shall be the duty of the President to advise the Board on such matters as he or it may deem to be of interest to the Company. The President shall not by virtue of his office as such have any powers or duties in relation to the management of the business of the Company and shall not by virtue of his office as such be a Director.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

85 Number of Directors

85.1 Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors shall be not more than 18 or less than two.

86 Power of Company to appoint Directors

86.1 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

87 Power of Board to appoint Directors

87.1 Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

88 Appointment of executive Directors

88.1 Subject to the provisions of CA 1985, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Chief Executive or Managing Director) for such term (subject to the provisions of CA 1985) and subject to such other conditions as the Board thinks fit in accordance with Article 106. The Board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company.

89 Eligibility of new Directors

89.1 No person, other than a Director retiring (by rotation or otherwise), shall be appointed or re-elected a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than 42 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-election, stating the particulars which would, if he were so appointed or re-elected, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-elected, is lodged at the Office.

90 Share qualification

90.1 A Director shall not be required to hold any shares of the Company.

91 Resolution for appointment

91.1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

92 Retirement by rotation

92.1 Subject to Article 92.2, at each annual general meeting of the Company one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office. If there are fewer than three Directors who are subject to retirement by rotation, one Director shall retire from office.

92.2 In addition to any Director required to retire by rotation under Article 92.1, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have then been a Director at each of the preceding two annual general meetings of the Company and who was not required to retire by rotation at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting.

93 Directors subject to retirement by rotation

93.1 Subject to the provisions of CA 1985 and of these Articles, the Directors to retire by rotation at each annual general meeting shall be, so far as necessary to obtain the number required, first, any Director who wishes to retire and not offer himself for re-election and secondly, those Directors who have been longest in office since their last appointment or re-election. As between two or more

Directors who have been in office an equal length of time, the Director to retire shall, in default of agreement between them, be determined by lot. In addition, a Director who would not otherwise be required to retire shall retire if he has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the annual general meeting notwithstanding any change in the number or identity of the Directors after that time but before the close of the meeting.

94 <u>Position of retiring Director</u>

94.1 A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-elected. If he is not re-elected or deemed to have been re-elected, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

95 <u>Deemed re-election</u>

95.1 At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-elected unless it is expressly resolved not to fill the vacancy or a resolution for the re-election of the Director is put to the meeting and lost or such Director has attained any retiring age applicable to him as Director pursuant to CA 1985.

96 <u>Removal by ordinary resolution</u>

96.1 In addition to any power of removal conferred by CA 1985, the Company may by ordinary resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-elected a Director.

97 <u>Vacation of office by Director</u>

97.1 Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these Articles, the office of a Director shall be vacated if:

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting;

(b) he ceases to be a Director by virtue of any provision of CA 1985, is removed from office pursuant to these Articles or CA 1985 or becomes prohibited by law from being a Director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated;

(e) he is absent, without the permission of the Board, from Board meetings for six consecutive months;

(f) he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all the other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company) and, for this purpose, a set of like notices each signed by one or more of the Directors shall be as effective as a single notice signed by the requisite number of Directors.

98 Resolution as to vacancy conclusive

98.1 A resolution of the Board declaring a Director to have vacated office under the terms of Article 97 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

99 Directors' fees

99.1 Subject to Article 107.3, the Directors shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £300,000[2] per annum or such other sum as the Company in general meeting by ordinary resolution shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such

2.1 By an Ordinary Resolution dated 20 April 2004, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £300,000 per annum to £600,000 per annum.

2.2 By an Ordinary Resolution dated 29 May 2007, the cap on aggregate fees that directors shall be entitled to receive for their services as directors was increased from £600,000 per annum to £1,000,000 per annum.

proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

100 Expenses

100.1 Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under CA 1985 and may do anything to enable a Director to avoid incurring such expenditure in each case as provided in CA 1985.

101 Additional remuneration

101.1 If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

102 Remuneration of executive Directors

102.1 Subject to Article 107.3, the salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

103 Pensions and other benefits

103.1 The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director provided that no benefits (except such as may be provided for by any other Article) may be granted to or in respect of a Director or former Director who has not held an

executive office or place of profit under the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of CA 1985, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

POWERS AND DUTIES OF THE BOARD

104 Powers of the Board

104.1 Subject to the provisions of CA 1985, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

105 Powers of Directors being less than minimum number

105.1 If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

106 Powers of executive Directors

106.1 The Board may from time to time:

(a) delegate or entrust to and confer on any Director holding executive office (including a Chief Executive or Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

107 <u>Delegation to committees</u>

107.1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be Directors ; and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors.

107.2 The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

108 <u>Local management</u>

108.1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

109 Power of attorney

109.1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

110 Associate directors

110.1 The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of CA 1985 or these Articles.

111 Exercise of voting power

111.1 The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

112 Provision for employees

112.1 The Board may exercise any power conferred on the Company by CA 1985 to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

113 Overseas registers

113.1 Subject to the provisions of CA 1985, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

114 Borrowing powers

114.1 Subject as provided in this Article 114, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of CA 1985, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

114.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company exceed an amount equal to 3 times the Adjusted Capital and Reserves.

114.3 For the purposes only of this Article 114:

(a) **"Adjusted Capital and Reserves"** means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company (including any shares held as treasury shares); and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of any revaluation reserve and the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any material variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the

issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group;

(C) excluding the effect on the reserves of the Company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standard;

(iv) excluding (so far as not already excluded) any sum set aside for taxation (other than deferred taxation);

(v) deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) "**cash deposited**" means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand;

(c) "**Group**" means the Company and its subsidiary undertakings including the Group's proportion of any joint arrangements to which the Group is a party from time to time;

(d) "**Group company**" means any company in the Group;

(e) "**moneys borrowed**" include not only borrowed moneys but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital and the amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii) the amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi) any sum advanced or paid to any Group company (or its agents or nominees) by customers of any Group company as unexpended

customer receipts or progress payments pursuant to any contract between such customer and a Group company;

(xii) any sum representing any deferred payment to be made by any Group company in respect of a land purchase in relation to which no fixed or floating security shall have been given or is to be given to the vendor pursuant to any contract between any Group company and such vendor; and

(xiii) the amount of any guarantee or contingent liability of any Group company in respect of undertakings or obligations entered into in relation to a transaction or transactions undertaken in the ordinary course of the Group's business;

and in sub-paragraphs (vii) to (xiii) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) "**relevant balance sheet**" means the latest published audited consolidated balance sheet of the Group;

(g) "**subsidiary undertaking**" means a subsidiary undertaking (within the meaning of CA 1985) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 CA 1985); and "**Group**" and "**Group company**" and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "**equity share capital**" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) CA 1985.

114.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 114 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated

with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

114.5 A report or certificate of the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 114 or to the effect that the limit imposed by this Article 114 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

114.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 114 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

115 <u>Board meetings</u>

115.1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

116 <u>Notice of Board meetings</u>

116.1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time on reasonable notice. Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for that purpose. A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a Board meeting to a Director who is absent from the United Kingdom unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the United Kingdom notified to the Company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

117 <u>Quorum</u>

117.1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons. A duly convened

meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

118 Chairman of Board

118.1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company.

119 Voting

119.1 Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote.

120 Participation by telephone or facsimile

120.1 Any Director may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the Chairman of the meeting or by exchange of facsimile transmissions addressed to the Chairman of the meeting.

120.2 A person so participating by being present or being in telephone communication with or by exchanging facsimile transmissions with those in the meeting or with the Chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.

120.3 A resolution passed at any meeting held in the above manner, and signed by the Chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held.

121 Resolution in writing

121.1 A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be). Such a resolution:

(a) may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission;

(b) to be effective, need not be signed by a Director who is prohibited by these Articles from voting thereon.

122 Proceedings of committees

122.1 All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying.

123 Minutes of proceedings

123.1 The Board shall cause minutes to be made in books kept for the purpose of recording:

(a) all appointments of officers and committees made by the Board and of any such officer's salary or remuneration; and

(b) the names of Directors present at every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company, and all orders, resolutions and proceedings of such meetings.

123.2 Any such minutes, if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

124 Validity of proceedings

124.1 All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly

appointed, and was duly qualified and had continued to be a Director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

125 Director may have interests

125.1 Subject to the provisions of CA 1985 and provided that Article 126 is complied with, a Director, notwithstanding his office:

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b) may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d) shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal;

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

126 Disclosure of interests to Board

126.1 A Director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

126.2 For the purposes of this Article:

(a) a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified

person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

127 Interested Director not to vote or count for quorum

127.1 Save as provided in this Article, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 CA 1985) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters:

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms;

(d) the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(e) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(f) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 346 CA 1985) does not to his knowledge have an interest (as the term is used in Part 22 Companies Act 2006) in one per cent or more of the issued equity share capital of any class of such body corporate (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of such body corporate;

(g) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(h) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

128 <u>Director's interest in own appointment</u>

128.1 A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

129 <u>Chairman's ruling conclusive on Director's interest</u>

129.1 If any question arises at any meeting as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive.

130 <u>Directors' resolution conclusive on Chairman's interest</u>

130.1 If any question arises at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive.

AUTHENTICATION OF DOCUMENTS

131 <u>Power to authenticate documents</u>

131.1 Any Director, the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the

constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having their custody shall be deemed to be a person appointed by the Board for this purpose. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

SEALS

132 Safe custody

132.1 The Board shall provide for the safe custody of the Seal and of any other seal of the Company.

133 Application of seals

133.1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical or other means. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board; and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors.

133.2 Every certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on it by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, CA 1985 and the regulations of the London Stock Exchange may authorise; all references in these Articles to the Seal shall be construed accordingly.

134 Official seal for use abroad

134.1 Subject to the provisions of CA 1985, the Company may have an official seal for use in any place abroad.

THE SECRETARY

135 The Secretary

135.1 Subject to the provisions of CA 1985, the Board shall appoint a Secretary or Joint Secretaries and shall have power to appoint one or more persons to be an Assistant or Deputy Secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the Board.

135.2 Any provision of CA 1985 or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND OTHER PAYMENTS

136 Declaration of dividends

136.1 Subject to the provisions of CA 1985 and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

137 Interim dividends

137.1 Subject to the provisions of CA 1985, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

138 Entitlement to dividends

138.1 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

139 Calls or debts may be deducted from dividends

139.1 The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

140 Distribution in specie

140.1 The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

141 Dividends not to bear interest

141.1 Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company or in respect of a share shall bear interest as against the Company.

142 Method of payment

142.1 The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method (including by electronic media) as the Board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing.

142.2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed

in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the Company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.

142.3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

142.4 The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the Board may in its absolute discretion determine.

143 Uncashed dividends

143.1 If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

144 Unclaimed dividends

144.1 All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company.

145 Payment of scrip dividends

145.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to any holders of Ordinary Shares (excluding any member holding shares as treasury shares) the right to elect to receive Ordinary Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any

dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods;

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the Board may exclude from any offer any holders of Ordinary Shares or any Ordinary Shares held by a Depositary or any Ordinary Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder thereof;

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 147 and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 147 without need of such ordinary resolution;

(h) the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

146 <u>Reserves</u>

146.1 The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without

placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

147 Capitalisation of reserves

147.1 The Board may, with the authority of an ordinary resolution of the Company:

(a) subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid;

(ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly; and

(iii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either:

 (i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

 (ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

 (any agreement made under such authority being effective and binding on all such holders); and

(f) generally do all acts and things required to give effect to such resolution.

148 Record dates

148.1 Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to CA 1985 the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

ACCOUNTS

149 Accounting records

149.1 The Board shall cause accounting records to be kept in accordance with CA 1985.

150 Inspection of records

150.1 No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

151 Summary financial statements

151.1 The Company may send summary financial statements to members of the company instead of or in addition to copies of its full accounts and reports. Where it does so, the statement shall be delivered or sent to the member or published on the Company website in accordance with the Companies Act 2006 and article 152 below not less than 21 clear days before the annual general meeting before which those documents are to be laid.

FORM OF NOTICES

152 Notices to be in writing

152.1 Any notice or document (including a share certificate) may if the Board in its absolute discretion considers it appropriate be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Act 2006 or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

152.2 If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications. For these purposes, a

notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent.

152.3 When a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him or, if the Board in its absolute discretion permits, an address to which notices may be sent using electronic communications, he shall be entitled to have notices of documents given or sent to him at that address; but otherwise no such member shall be entitled to receive any notice or document from the Company.

153 Notice in case of death, bankruptcy or mental disorder

The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by those Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom or to which notices may be sent using electronic communications supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

154 Evidence of service

(a) Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left.

(b) Any member present, either personally or by proxy, at any general meeting of the Company or of the holders of any class of share in the Company shall for all purposes be deemed to have received due notice of that meeting, and of the purposes for which the meeting was called.

(c) Any notice or other document addressed to a member shall, if sent using electronic communications, be deemed to have been served or delivered at the expiration of 24 hours after the time it was first sent. In proving such service or delivery it shall be conclusive to prove that the address used for the electronic communication was the address supplied or that purpose and the electronic communication was properly dispatched unless the Company is aware that there has been a failure of delivery of such notice or document following at least 2 attempts in which case such notice or document shall be sent to the member at his registered address for service in the United Kingdom provided that the date of deemed service or delivery shall be 24 hours from the dispatch of the original electronic communication in accordance with this Article. A notice or document placed on the Company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent.

155 Notice binding on transferees

155.1 Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under section 793 Companies Act 2006) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

156 Notice by advertisement

156.1 Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

157 Suspension of postal services

157.1 If at any time by reason of the suspension, interruption or curtailment of postal services or threat thereof within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the

post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING UP

158 Division of assets

158.1 If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members (excluding any member holding shares as treasury shares) in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

159 Transfer or sale under section 110 Insolvency Act 1986

159.1 A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 110 of the Insolvency Act 1986 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

INDEMNITY

160 Right to indemnity and power to insure

160.1 Subject to the provisions of CA 1985, the Company may indemnify any Director of the Company or director of any associated company against any liability and may purchase and maintain for any Director of the Company or director of any associated company insurance against any liability.

WARRANTS TO SUBSCRIBE

161 Warrants to subscribe for shares

161.1 The Company may, subject to the provisions of CA 1985 and of these Articles, issue warrants to subscribe for shares in the Company. Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the Board including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation *pari passu* with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had he exercised the subscription rights conferred by his warrants prior to the winding up but after deduction of the price (if any) payable on exercise of such subscription rights.

TP060110089

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice as soon as possible from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Taylor Woodrow Shares or all of your George Wimpey Shares you should send this document and the accompanying documents as soon as possible to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or the transferee. However, the distribution of this document and any accompanying documents into jurisdictions other than the United Kingdom may be restricted by law. Therefore, persons into whose possession this document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, such documents should not be distributed, forwarded to or transmitted in or into any Restricted Jurisdiction.

A copy of this document, which comprises a prospectus relating to the Taylor Wimpey Shares prepared in accordance with the Prospectus Rules made under section 84 of the Financial Services and Markets Act 2000, has been filed with the Financial Services Authority and has been made available to the public as required by section 3.2 of the Prospectus Rules.

You should read the whole of this document and any documents incorporated herein by reference. In particular, your attention is drawn to the factors described in the "Risk Factors" section of this document.

Taylor Woodrow plc

(proposed to be renamed Taylor Wimpey plc)

(Incorporated under the Companies Act 1929 and registered in England and Wales with Registered No. 00296805)

Proposed issue of up to 572,941,044 new ordinary shares in the Company in connection with the proposed merger with George Wimpey Plc and application for admission of up to 572,941,044 new ordinary shares in the Company to the Official List and to trading on the London Stock Exchange's main market for listed securities

Applications will be made to the UKLA for the Taylor Wimpey Shares to be admitted to the Official List and to the London Stock Exchange for the Taylor Wimpey Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective, and that dealings in the Taylor Wimpey Shares will commence, on the Effective Date which, subject to the satisfaction of certain conditions, including the sanction of the Scheme by the Court, is expected to occur on 3 July 2007.

Investors should only rely on the information contained in this document and any documents incorporated herein by reference. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised. The Company will comply with its obligations to publish a supplementary prospectus containing further updated information required by law or by any regulatory authority but assumes no further obligation to publish additional information.

This document and any accompanying documents may not be treated as an invitation to subscribe for any Taylor Wimpey Shares by any person resident or located in any Restricted Jurisdictions.

Any persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward this document or any accompanying documents to any Restricted Jurisdiction should seek appropriate advice before taking any action.

The Taylor Wimpey Shares will not be, and are not required to be, registered with the SEC under the US Securities Act, in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act. **Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the Taylor Wimpey Shares or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.** Persons (whether or not US persons) who are affiliates (within the meaning of the US Securities Act) of Taylor Woodrow or George Wimpey prior to, or Taylor Wimpey after, the Effective Date, will be subject to timing, manner of sale and volume restrictions on the sale of Taylor Wimpey Shares received in connection with the Scheme under Rule 145(d) of the US Securities Act. Reference should also be made to paragraph 10.8.1 of Part I of this document.

The Taylor Wimpey Shares have not been, and will not be, registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, the Taylor Wimpey Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

UBS is acting for Taylor Woodrow and no one else in connection with the Merger and the Admission and will not regard any other person (whether or not a recipient of this document) as its client in relation to the Merger or the Admission and will not be responsible for providing the protections afforded to the clients of UBS nor for giving advice in relation to the Merger, the Admission or any matter referred to in this document.

Morgan Stanley is acting for Taylor Woodrow and no one else in connection with the Merger and will not regard any other person (whether or not a recipient of this document) as its client in relation to the Merger and will not be responsible for providing the protections afforded to the clients of Morgan Stanley nor for giving advice in relation to the Merger or any matter or arrangement referred to in this document.

Dated: 4 May 2007

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

NONE OF THE COMPANY, UBS OR THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THE TAYLOR WIMPEY SHARES OFFERED HEREBY REGARDING THE LEGALITY OF AN INVESTMENT BY SUCH OFFEREE OR PURCHASER UNDER APPROPRIATE INVESTMENT OR SIMILAR LAWS. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS, HER OR ITS OWN ADVISERS AS TO THE LEGAL, TAX, BUSINESS, FINANCIAL AND RELATED ASPECTS OF PURCHASE OR SUBSCRIPTION OF THE TAYLOR WIMPEY SHARES.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY, ANY TAYLOR WOODROW SHARES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND IS NOT FOR DISTRIBUTION IN OR INTO ANY RESTRICTED JURISDICTION, EXCEPT AS DETERMINED BY THE COMPANY IN ITS SOLE DISCRETION AND PURSUANT TO APPLICABLE LAWS.

UNITED STATES

In the United States, this document is being furnished solely to enable George Wimpey Shareholders to consider electing to acquire the particular securities described herein. This document is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the Taylor Wimpey Shares.

Notice to US Investors

The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable with the financial statements of US companies. US generally accepted accounting principles (US GAAP) differ in certain significant respects from each of UK generally accepted accounting principles (UK GAAP) and International Financial Reporting Standards (IFRS). None of the financial information in this document has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

Notice to New Hampshire residents

Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

Enforceability of judgments

Taylor Woodrow is a public limited company incorporated under the laws of England and Wales. All but one of the Taylor Woodrow Directors and Proposed Directors and most of the executive officers of Taylor Woodrow are citizens or residents of countries other than the United States. Substantially all of the assets of such persons and a significant proportion of the assets of the Taylor Woodrow Group are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Taylor Woodrow, or to enforce against them judgments of US courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. There is substantial doubt as to the enforceability in the United Kingdom in original actions or in actions for enforcement of judgments of US courts, based on the civil liability provisions of US federal securities laws.

Contents

Summary

THE FOLLOWING SUMMARY SHOULD BE READ AS AN INTRODUCTION TO THIS PROSPECTUS. ANY DECISION TO INVEST IN TAYLOR WIMPEY SHARES SHOULD BE BASED ON A CONSIDERATION OF THIS PROSPECTUS AS A WHOLE.

Where a claim relating to information contained in this document is brought before a court, a plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this Prospectus before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus.

1. Introduction

On 26 March 2007, the Boards of Taylor Woodrow and George Wimpey announced that they had agreed a recommended all-share merger to create the UK's largest house building group, to be called "Taylor Wimpey".

2. Summary of the Merger terms

Under the terms of the Merger, which is intended to be effected by way of a scheme of arrangement of George Wimpey pursuant to section 425 of the Companies Act, the implementation of which is subject to the Conditions, Scheme Shareholders will be entitled to receive:

for each George Wimpey Share   1.3914 Taylor Wimpey Shares

The ratio is calculated by taking into account the share capital of George Wimpey on a fully diluted basis.

Immediately following the Effective Date, assuming that 564,974,438 Taylor Wimpey Shares have been issued pursuant to the Scheme and that no Taylor Woodrow Shares are issued in the period from the publication of this document to the Effective Date, it is expected that Taylor Woodrow Shareholders will own approximately 51 per cent. and George Wimpey Shareholders will own approximately 49 per cent. of the enlarged issued share capital of Taylor Wimpey.

Those Taylor Woodrow Shareholders who are on the register of Taylor Woodrow Shareholders as at the close of business on 25 May 2007 will be entitled to receive and retain the Taylor Woodrow final dividend of 9.75 pence per Taylor Woodrow Share in respect of the year ended 31 December 2006, payable on 2 July 2007.

Similarly, those George Wimpey Shareholders who were on the register of George Wimpey Shareholders as at the close of business on 2 March 2007 will be entitled to receive and retain the George Wimpey final dividend of 13.10 pence per George Wimpey Share in respect of the year ended 31 December 2006, payable on 11 May 2007.

3. Information on the Taylor Woodrow Group and the George Wimpey Group

3.1 Taylor Woodrow Group

Taylor Woodrow has been building homes since 1921 and has operations in the UK, North America, Spain and Gibraltar, and is engaged in residential, mixed use property development and construction activities. Taylor Woodrow's product range spans from affordable to executive homes and includes lifestyle communities and luxury second homes.

For the year ended 31 December 2006, the Taylor Woodrow Group reported turnover of £3,572.1 million (excluding joint ventures), operating profit of £469.8 million, pre-tax profit of £405.6 million and net income of £290.6 million. Taylor Woodrow reported net assets of £2,105.5 million as at 31 December 2006.

3.2 George Wimpey Group

George Wimpey has been involved in construction-related activities for over 125 years and has been building homes since the 1920s. It is the parent of a group of dedicated house building companies with operations throughout the UK and in the US. George Wimpey's residential offerings range from apartments for first time buyers to compact townhouses to large detached family homes.

For the year ended 31 December 2006, the George Wimpey Group reported turnover of £3,147.4 million (excluding joint ventures), operating profit before exceptional items of £422.8 million, pre-tax profit pre exceptional items of £370.9 million and net income pre exceptional items of £256.0 million. George Wimpey reported net assets of £1,707.1 million as at 31 December 2006.

4. Reasons for the Merger

The Board of Taylor Woodrow believes that the Merger has compelling strategic and financial logic for both companies and offers shareholders the opportunity to share in value upside going forward. The Merger creates a combined business with significantly enhanced prospects in both the UK and the US:

- the Taylor Wimpey Group will be the leading UK house builder in terms of completions, will have a combined UK landbank of over 92,000 plots and is expected to deliver margins in its UK business in line with the UK sector average within the next three years;

- the Taylor Wimpey Group will be strengthened in the US through the combination of highly complementary operations across some of the most attractive US markets.

The principal benefits of the Merger include:

Margin growth in the UK

The Merger will both accelerate margin improvement and increase the overall margin for both businesses, through a combination of:

- cost synergies—savings in the UK alone should result in a circa 1.5 percentage point improvement in UK margins;

- build costs—Taylor Wimpey will look to utilise George Wimpey's skills in build cost management, which in 2006 achieved build costs of 51.4 per cent. of revenue in the UK; and

- land costs—the Taylor Wimpey Group will benefit from the UK land development skills of Taylor Woodrow's operations, which in 2006 had land costs of 24.3 per cent. of UK revenue and had an average plot cost of approximately £38,000 at year end.

The Taylor Woodrow Board is confident that the Merger will accelerate the potential of the Taylor Wimpey Group to deliver a UK housing margin in its UK business in line with the sector average within the next three years.

Economies of scale in the UK:

- opportunity for improved procurement terms and the ability to drive further savings from the supply chain;

- overhead efficiency, created by a larger business with a lean UK housing head office and decentralised structure; and

- an improved ability to take through the planning process and develop significant parcels of land, enhancing the value created.

Growth in the North American housing market through:

- enhanced strength in key states, notably Florida, California, Arizona, and Texas, where both groups have highly complementary operations;
- a broader offering to the market through the Taylor Woodrow brand, and the mid-market through George Wimpey's Morrison Homes brand;
- the strength of a significant combined land developer and house builder, with combined North American completions of approximately 9,000 per annum; and
- greater ability to deploy capital from a strong balance sheet, as market conditions permit.

Synergies of at least £70 million per annum

The Taylor Wimpey Group will focus on driving out costs from the combined operations. This is expected to lead to pre-tax synergies significantly in excess of £70 million by the end of the first full financial year following the Effective Date, at a one-off cost of approximately £60 million, the majority of which will be incurred in the current financial year.

These synergies are in addition to the previously announced cost savings of £25 million in George Wimpey's UK business, and combined savings in excess of US$20 million in the US in 2007.

Balance sheet

The Taylor Wimpey Board intends to review the ongoing capital requirements of the Taylor Wimpey Group and will communicate the conclusions of this review before the end of 2007. This review will ensure that the requirements for growth are balanced by a suitable capital structure. Surplus capital, in excess of that required to deliver the business plan in a sustainable way, will be returned to shareholders.

Dividend policy

Taylor Woodrow and George Wimpey have significantly increased the dividends paid to shareholders over recent years, reflecting their confidence in the long term growth potential of their respective businesses. As a reflection of the improved strength and prospects of the Taylor Wimpey Group, versus either company on a standalone basis, the Taylor Wimpey Board anticipates delivering enhanced dividend growth.

5. Financial effects of the Merger

On a *pro forma* basis and assuming the Merger had become Effective on 31 December 2006, the Taylor Wimpey Group would have had net assets of £4,854 million at that date (based on the net assets of the Taylor Woodrow Group and the George Wimpey Group as at 31 December 2006).

6. Management and employees

As from the Effective Date, the Board of Taylor Wimpey will comprise the following members:

Name	Role	Current company
Norman Askew	Chairman	Taylor Woodrow
Peter Redfern	Chief Executive	George Wimpey
Peter Johnson	Finance Director	Taylor Woodrow
Ian Sutcliffe	UK Managing Director (Housing)	George Wimpey
John Landrum	North American President	Taylor Woodrow
David Williams	Senior Independent Non-Executive Director	George Wimpey
Mike Davies	Non-Executive Director	Taylor Woodrow
Brenda Dean	Non-Executive Director	George Wimpey
Andrew Dougal	Non-Executive Director	Taylor Woodrow
Katherine Innes Ker	Non-Executive Director	Taylor Woodrow
Anthony Reading	Non-Executive Director	George Wimpey

The Boards of Taylor Woodrow and George Wimpey have confirmed to each other that, following the Effective Date, the existing employment rights, including pension rights, of all employees of both the Taylor Woodrow Group and the George Wimpey Group will be fully safeguarded.

7. Further details relating to the Merger

7.1 Conditions to the Merger

The Merger is conditional on the Conditions.

7.2 Mutual break fee arrangements under the Merger Agreement

Taylor Woodrow and George Wimpey have agreed to a mutual break fee arrangement which, *inter alia*, involves one party paying the other party £24,469,000 (inclusive of irrecoverable VAT) if, *inter alia*, that party's Board withdraws or amends its recommendation of the Merger.

8. Current trading, trends and prospects

8.1 The Taylor Woodrow Group

In the UK, market conditions remain robust and the Taylor Woodrow business reflects this. Taylor Woodrow has achieved a slightly higher number of reservations in the year to date compared to the equivalent period of 2006, along with a reduction in cancellation rates. Site openings are on track to deliver the anticipated 5 per cent. increase in average sites and Taylor Woodrow remains confident for the full year. However, in line with its comments at the year end, Taylor Woodrow expects profit timing in 2007 to be weighted to the second half.

Sales rates in North America overall are running at a higher level than in the second half of 2006, although prices remain weak and market conditions continue to vary considerably across Taylor Woodrow's key markets. Conditions remain good in its markets in Texas and Canada and the Arizona market is stabilising. However, market weakness persists in California and particularly Florida and conditions have worsened in certain submarkets within those states.

The spring selling season for Taylor Woodrow's high-rise tower division in Florida has been very poor. While the locations of its sites are excellent the high-rise market has weakened significantly and Taylor Woodrow has therefore taken the decision to save costs by suspending sales efforts for this business until market conditions improve. This decision will result in a one-off non-cash provision of £15.5 million relating to Taylor Woodrow's land holdings in this sector. In addition, Taylor Woodrow intends to take a further £9.5 million provision to reflect weakness in certain local markets in Southern California and Florida.

Taylor Woodrow remains cautious in the land market across North America and has reduced its level of spend compared to last year. However, Taylor Woodrow is ready to take advantage of opportunistic deals as they might emerge later in the year and continues to be confident in the prospects for the business in the medium-term.

As disclosed in its 2006 Report and Accounts, a jury trial in Florida awarded damages against several US-based Taylor Woodrow subsidiaries totalling £22.7 million in November 2006. On 4 April 2007, the judge ruled on post-trial motions filed by Taylor Woodrow and reduced the award to £13.9 million. Taylor Woodrow will be pursuing an appeal, but has provided £16.6 million this year against the potential liability including associated costs.

Spain and construction continue to trade in line with expectations.

Overall, the strength of Taylor Woodrow's performance in the UK is substantially offsetting the impact of ongoing market weakness in North America and, excluding the exceptional items in North America, the outlook for 2007 remains in line with Taylor Woodrow's expectations.

8.2 The George Wimpey Group

In the UK, market conditions remain healthy. Sales rates have been strong and are ahead of the same period in 2006. Operating margins are expected to exceed 14 per cent. in 2007 (assuming current market conditions) and profits for the first half of 2007 will include £23 million received in compensation in relation to land options no longer deemed suitable for residential development. The objective of exceeding 14 per cent. operating margins is stated before this additional profit.

In the US, George Wimpey has continued to achieve sales rates and cancellation rates better than the second half of 2006 and similar to those in the first few weeks of the year as set out at the time of its preliminary results. Pricing pressure is significant due to the high levels of stock still available in the market and the indirect impact on confidence of the credit pressures at the more affordable end of the market.

8.3 The Taylor Wimpey Group

The Taylor Woodrow Directors and the Proposed Directors are confident in the prospects of the Taylor Wimpey Group.

9. Risk factors

A number of factors affect the operating results, financial condition and prospects of each of the Taylor Woodrow Group, the George Wimpey Group and, following the Effective Date, will affect the Taylor Wimpey Group. In particular, you should consider the following material risks (which are set out in full in the "Risk factors" section of this document).

9.1 Risks relating to the Taylor Woodrow Group, the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group

- An economic downturn in the residential property market may adversely affect operating performance
- The outcome of planning applications may be adverse
- The ability to implement strategy and achieve desired returns from property developments may be limited by the ability to identify and acquire suitable land at satisfactory prices
- Land valuation is inherently subjective and uncertain and there is a risk that land values decline leading to a decrease in profits
- The house building and development market is particularly competitive
- The nature of the businesses requires the adoption and maintenance of a rigorous health and safety programme and a major health and safety incident could be costly in terms of potential liabilities and reputational damage
- Failure to recruit, retain and develop highly skilled, competent people at all levels may be costly for the relevant business
- Increases in operating and other expenses may affect financial performance
- Ownership of land carries potential environmental risks
- The Taylor Wimpey Group may be liable to claims for damages as a result of asbestos exposure
- Any property in the United Kingdom may at any time be compulsorily purchased

- Construction and house building are subject to the risk of construction defects which may give rise to significant contractual or other liabilities which may have a material adverse effect on the levels of return generated from the particular project and on financial condition and results of operations

- Works undertaken and services performed may result in contractual disputes which may result in non-payment

- Uninsured losses or material losses in excess of insurance proceeds (including in relation to terrorist attacks) may occur

- Required levels of investment may exceed available capital in the longer term

- Taylor Woodrow and George Wimpey each have defined benefit schemes to which the Taylor Wimpey Group may be required to increase its contributions to fund an increase in the cost of future benefits and/or any funding shortfalls

- Operational breakdown of IT systems may occur

9.2 Risks relating to the Merger

- The Merger is subject to a number of Conditions which may not be satisfied or waived

- There may be numerous integration challenges and the Taylor Wimpey Group's management may be diverted away from the core business activities and/or the estimated synergies in relation to the Merger set out in this document may not be achieved

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including those in the Parts headed "Summary", "Risk factors", "Information on the Merger", "Information on Taylor Woodrow" and "Information on George Wimpey" constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Investors should specifically consider the factors identified in this document, which could cause actual results to differ before making an investment decision. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Taylor Woodrow, George Wimpey and/or the Taylor Wimpey Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Taylor Woodrow's, George Wimpey's and/or the Taylor Wimpey Group's present and future business strategies and the environment in which Taylor Woodrow, George Wimpey and/or the Taylor Wimpey Group, will operate in the future. Such risks, uncertainties and other factors are set out more fully in the section of this document headed "Risk factors" and include, among others: risks relating to the property market in general, risks associated with the house building business and challenges in integrating the businesses of the Taylor Woodrow Group and the George Wimpey Group. These forward-looking statements speak only as at the date of this document. Except as required by the FSA, the London Stock Exchange or applicable law (including as may be required by the Listing Rules and the Disclosure and Transparency Rules), Taylor Woodrow expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Risk Factors

A number of factors affect the operating results, financial condition and prospects of each of the Taylor Woodrow Group and the George Wimpey Group and, following the Effective Date, will affect the Taylor Wimpey Group. This section describes the risk factors which are considered by the Taylor Woodrow Directors and the Proposed Directors to be material in relation to the Taylor Woodrow Group and the George Wimpey Group as discrete groups which will, following the Effective Date, apply to the Taylor Wimpey Group. However, these should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Additional risks and uncertainties that are not presently known to the Directors and the Proposed Directors, or which they currently deem immaterial, may also have an adverse effect on the Taylor Woodrow Group's, the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's operating results, financial condition and prospects. The information given is as of the date of this document and, except as required by the FSA, the London Stock Exchange, the Listing Rules, the Prospectus Rules or any other applicable law, will not be updated. Any forward-looking statements are made subject to the reservations specified under "Forward-Looking Statements" in the preamble to this document.

You should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before making any investment decision.

1. Risks relating to the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group

1.1 An economic downturn in the residential property market may adversely affect the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's operating performance

The house building industry is considered cyclical and is affected by changes in general and local economic conditions, such as employment levels, housing demand, availability of homebuyer finance, interest rates, consumer confidence and the ratio of household income to house prices. Any oversupply of alternatives to new homes, such as rental properties and used homes can adversely affect new house prices and, as a result, reduce margins on sales of new homes. In particular, the UK has experienced a long-term upward trend in real house prices over the last 30 years which has created problems of affordability.

Demand for new houses is directly related to population growth and the rate of new household formation. Population growth is affected by birth and death rates and trends in national and international migration. Average household size in the UK has fallen steadily since 1945 and is affected by a number of factors including longevity, divorce rates, marriage rates and the average age of marriage. While these trends have, in the past, contributed to an increase in home ownership and demand for new homes, there is no guarantee that this trend will continue in the future.

During the year ended 31 December 2006, the house building industry in the US was impacted by a lack of consumer confidence, decreased housing affordability and large supplies of resale and new home inventories which resulted in an industry-wide softening of demand for new homes. As a result of these factors, the Taylor Woodrow Group and the George Wimpey Group are experiencing slower sales and higher cancellations. During the year ended 31 December 2006, the Taylor Woodrow Group experienced a decrease in net reservations in all of its US markets except Texas. In addition, the Taylor Woodrow Group reduced the book value of its US assets by approximately US$40 million. The George Wimpey Group reduced the book value of its US assets by approximately US$118.7 million. The duration or severity of the current downturn in the US cannot be predicted nor can Taylor Woodrow or George Wimpey provide any assurances that the adjustments which have been made to their respective operating strategies to address these conditions will be successful or that the write-downs will be sufficient.

The majority of house buyers finance their house purchases through a lender providing mortgage financing. Any future increases in interest rates or decreases in the availability of mortgage financing could adversely affect the ability of house buyers to obtain or service financing. This could lead to lower property sales by making houses less affordable. Mortgage lenders may increase the qualifications needed for mortgages or adjust their terms to address any increased credit risk. The Taylor Woodrow Group and the George Wimpey Group sell houses to real estate speculators or investors who may then resell to realise potential gains or let the properties. A lack of consumer confidence, decreased housing affordability and an industry-wide softening of demand for new homes may mean that that there is a decrease in demand for houses by real estate speculators or investors. These factors could adversely affect the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's financial performance.

1.2 There is no guarantee that applications for planning permissions will be successful

The Taylor Woodrow Group and the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group are subject to extensive and complex regulations that affect land development and house construction. Local and national planning policies (including those in Spain), local urban regeneration strategies, the use of brownfield and greenfield sites and building on greenbelt sites continue to have a significant impact on the ability of house builders to develop sites. Delays to the expected timescale for receipt of planning on a site may result in a reduction in the number of homes that are available for sale. Planning policies can place restrictions on access to new land and on how land is developed. In the UK, planning permissions can be very specific on matters including the density, types of housing and availability of car parking spaces. If the views of the planners do not coincide with customers' aspirations there may be a negative impact on demand for the product.

Certain planned and certain other developments will require new planning permissions to be granted by the local planning authority. There can be no certainty that such applications, or broadly equivalent proposals, will result in full planning permissions or that planning permissions, if granted, will not be on unduly onerous terms.

Recently, the UK Government has consulted on plans for the taxation of any uplift in value which may arise as a result of the granting of planning permission. There is a risk that any change in planning policy or taxation in the future may have a negative impact on development opportunities for the existing and future landbank.

New housing developments may be subject to property taxes, which can be substantial, and, in the UK, the provision of public facilities for the benefit of the community pursuant to section 106 of the Town and Country Planning Act 1990. In particular, requirements for affordable housing, notably social renting, may have a negative impact on margins and adversely affect sales.

1.3 The ability to implement strategy and achieve desired returns from property developments may be limited by the ability to identify and acquire suitable land at satisfactory prices

Investment in an appropriately balanced landbank is essential to house builders. Purchasing land at the right time when local land prices are stable and rising, and investing in the most appropriate geographical locations underpin a successful growth strategy. There is a risk that the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group overpay for land which may result in a diminished financial return for a particular project. The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may face significant competition in identifying and acquiring suitable land from others, including competitors, who may have greater resources, and new entrants to the market. If competition for land increases, the cost of acquiring remaining land could rise and the availability of suitable land at acceptable prices may decline. Accordingly, the existence and extent of such competition may have a material adverse effect on the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's ability to acquire land at satisfactory prices and otherwise on satisfactory terms.

1.4 Land valuation is inherently subjective and uncertain and there is a risk that land values decline

There is an inherent risk that the value of land owned by the Taylor Woodrow Group, and/or the George Wimpey Group, and, if the Merger becomes Effective, the Taylor Wimpey Group, may decline subsequent to purchase. The valuation of property is inherently subjective due to the individual nature of each property. Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, the financial condition of customers, potentially adverse tax consequences, interest and inflation rate fluctuations and higher accounting and control expenses all mean that valuations are subject to uncertainty. Moreover, all property valuations are made on the basis of assumptions which may not prove to reflect the true position. There is no assurance that the valuations of properties and property related assets will reflect actual sale prices. There is a risk that unforeseen events will render the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's current landbank composition inappropriate and that a decline in land value will adversely affect future profitability.

1.5 The house building and development market is particularly competitive

The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group will compete with other house builders and developers for buyers, desirable sites, financing, raw materials and skilled labour. Competitive conditions in the house building and construction industries could result in difficulty in acquiring suitable land at acceptable prices, the need for increased selling incentives, lower sales or profit margins or delays in construction. Furthermore, there is a risk in a competitive environment that the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group lose key clients or fail to secure new clients which may have a material adverse effect on the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's financial performance.

1.6 The nature of the businesses requires the adoption and maintenance of a rigorous health and safety programme and a major health and safety incident could be costly in terms of potential liabilities and reputational damage

Both the Taylor Woodrow Group and the George Wimpey Group work on a number of significant and high-profile projects and therefore health and safety performance is critical to the success of all areas of their businesses. Both the Taylor Woodrow Group and the George Wimpey Group take, and, if the Merger becomes Effective, the Taylor Wimpey Group will take, the management of both operational and occupational safety extremely seriously. Any failure in health and safety performance which results in a major or significant health and safety incident is likely to be costly for the relevant business in terms of potential liabilities incurred as a result. Furthermore, such a failure could generate significant adverse publicity and have a negative impact on the Taylor Woodrow Group's and the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's reputation and their ability to win new business, which in turn may adversely affect their operating, financial and share price performance.

1.7 Failure to recruit, retain and develop highly skilled, competent people at all levels may be costly for the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group

Key employees, including management team members, are fundamental to the Taylor Woodrow Group's and the George Wimpey Group's and, if the Merger becomes Effective, will be fundamental to the Taylor Wimpey Group's ability to obtain, generate and manage opportunities. Key employees working in the house building and construction industries are highly sought after and failure to attract and retain such personnel or ensure that their experience and knowledge is not lost from their businesses during the succession of personnel may have a material adverse effect on standards of service and may have a detrimental impact on growth. In addition, illness affecting key employees and

management personnel at critical stages in a development may have a detrimental effect on the completion of particular projects on schedule, potentially resulting in additional costs to the business.

1.8 Risk of adverse tax consequences as a result of changes in tax law or other factors

Tax rules, including stamp duty land tax provisions and their interpretation, may change. Any change in any member of the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's tax status or in taxation legislation or its interpretation could affect the value of property held by the Taylor Woodrow Group or the George Wimpey Group, and may affect the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's ability to provide returns to shareholders or alter the post-tax returns to shareholders. In the US and Canada, increases in property tax rates by local governmental authorities, as experienced in response to reduced federal and state funding, may adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes. Representations in this document concerning the taxation of the Taylor Woodrow Group or the George Wimpey Group, their subsidiaries and investors are based upon current tax law and practice that is subject to change.

1.9 Land can be an illiquid asset

Land and properties (such as those in which the Taylor Woodrow Group and the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group have invested and may in the future invest) can be relatively illiquid meaning that they may not be easily sold and converted into cash. Such illiquidity may affect the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's ability to vary its portfolio or dispose of or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions. This could have a material adverse effect on the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's financial condition and results of operations.

1.10 Increases in operating and other expenses may affect the financial performance of the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group

The Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's operating and other expenses could increase without a corresponding increase in turnover.

Factors which could increase operating and other expenses include:

- unforeseen ground conditions (for example, the presence of archaeological artefacts or unforeseen geological characteristics);
- as a contractor, underestimating the amount of work or costs involved in carrying out a project for a developer on a fixed fee contract;
- increases in the rate of inflation;
- increases in payroll and operational expenses;
- changes in laws, regulations or government policies (including those relating to building regulations and health and safety) which increase the costs of compliance with such laws, regulations or policies;
- increases in insurance premiums;
- unforeseen increases in the costs of maintaining properties;
- increases in interest rates;

- increases in property taxes and other statutory charges;
- increases in municipal development charges;
- defects affecting the properties which need to be rectified, leading to unforeseen capital expenditure;
- failure to perform by sub-contractors leading to unforeseen capital expenditure or increases in operating costs;
- failure to harness design and technological enhancements to ensure that a marketable product is delivered in a cost effective manner;
- failure to ensure that management information accurately reflects work performed and costs incurred on a timely basis;
- increases in costs of materials;
- increases in subcontractor costs; and
- increases in consultancy costs.

Such increases and/or the failure to effectively manage the same could have a material adverse effect on the Taylor Woodrow Group's and/or the George Wimpey Group's, and, if the Merger becomes Effective, the Taylor Wimpey Group's financial position and its ability to make distributions to its shareholders.

1.11 Property development prospects are subject to a number of risks

The ability to generate desired returns from developing property is subject to a number of risks:

- the future ability of the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group, to generate desired returns is dependent on the ability to exploit development assets in a way which maximises value. Success in this regard will depend, *inter alia*, on the ability to develop the space within cost and time budgets and to have the development successfully sold;
- although historically the Taylor Woodrow Group and the George Wimpey Group have succeeded in obtaining financing for land acquisition and construction on terms which the Taylor Woodrow Directors or the George Wimpey Directors (as applicable) consider favourable, there can be no assurance that the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group will always be able to obtain such financing on favourable terms, or at all; and
- in line with industry practice, the Taylor Woodrow Group and/or the George Wimpey Group, and, if the Merger becomes Effective, the Taylor Wimpey Group will usually be primarily liable in respect of any building defects that may occur to their developments.

1.12 Ownership of land carries potential environmental risks

The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may be liable for the costs of removal, investigation or remediation of hazardous or toxic substances located on or in a property owned, or formerly owned, by them. The costs of any required removal, investigation or remediation of such substances may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's ability to sell the land or to borrow using the land as security. Laws and regulations may also impose liability for the release of certain materials from land into the air

or water, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages.

1.13 The Taylor Wimpey Group may be liable to claims for damages as a result of asbestos exposure

The Taylor Woodrow Group and the George Wimpey Group have been involved in a number of legal proceedings in which former employees have successfully claimed damages for ill-health due to asbestos exposure. Historically, asbestos was used as a building material by the construction industry and exposure to asbestos and inhalation of asbestos fibres can lead to a number of diseases. There are a number of current claims against the Taylor Woodrow Group and the George Wimpey Group and there may be further claims brought in the future against the Taylor Wimpey Group, if the Merger becomes Effective, which, if determined against the Taylor Wimpey Group, may have an adverse effect on its financial condition. The risk of an adverse effect on the Taylor Wimpey Group's financial condition is exacerbated by the fact that both the Taylor Woodrow Group and the George Wimpey Group have limited recourse to employer's liability insurance owing to the insolvency of certain insurers which means that the Taylor Woodrow Group and the George Wimpey Group are exposed to claims for damages as a result of asbestos exposure occurring before 1974.

1.14 Supply shortages and other risks relating to the demand for skilled labour could increase costs and delay deliveries and may have an adverse impact on customer/client relationships

House builders are subject to inventory risks related to anticipating consumer demand and supply risks related to the availability and cost of land suitable for house building and the availability and cost of materials and labour. Increased costs or shortages of skilled labour and/or lumber, framing, concrete, steel and other building materials could cause increases in construction costs and construction delays. Construction delays may in turn adversely affect the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's relationship with its clients and customers.

Immigration reform in the US could result in shortages of skilled labour and higher labour and compliance costs. Sustained increases in construction costs may, over time, erode margins, and pricing competition for materials and labour may restrict the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's ability to pass on any additional costs thereby decreasing margins. As a result, in the future, potential customers may be less willing or able to purchase homes, or the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may take longer or incur more costs to build them.

1.15 As a contractor, failure to meet deadlines could adversely affect the Taylor Woodrow Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's reputation and/or exposure to financial liability

The construction industry is highly schedule-driven. Many contracts are subject to specific completion schedule requirements with liquidated damages charged if construction schedules are not achieved. When acting as a contractor, failure to meet any such schedule requirements could damage the Taylor Woodrow Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's reputation within the industry and client base, as well as incurring significant damages.

1.16 Material changes to contracts may result in extra work and disputes over costs

As contractors, construction contracts may require the Taylor Woodrow Group and, if the Merger becomes Effective, the Taylor Wimpey Group to carry out extra or change order work even if the scope to be performed or price has been agreed in advance. As a developer, additional work to be carried out by a contractor may result in unanticipated increases in costs. Disputes may arise under construction contracts over whether the work performed is beyond the scope of the work included in the original project plans and specifications or the price to be paid for the extra work. As a contractor, even when the price for the extra work has been agreed, the Taylor Woodrow Group and, if the Merger becomes Effective, the Taylor Wimpey Group may be required to fund the cost of such work for a period of time until the change order is approved and funded.

1.17 Any property in the United Kingdom may at any time be compulsorily purchased

Any property in the United Kingdom may at any time be acquired by a local authority or government department, in connection with proposed redevelopment or infrastructure projects.

In the event of a compulsory purchase order being made in respect of a property, compensation would be payable on the basis of the value of all owners' proprietary interests in that property at the time of the related purchase, as determined by reference to a statutory compensation code. In the case of an acquisition of the whole of that property, the relevant freehold, heritable or long leasehold estate and any lease would be acquired. If the amount received from the proceeds of purchase of the relevant freehold, heritable or long leasehold estate are inadequate to cover the loss of cash flow from such property, the Taylor Woodrow Group's and/or the George Wimpey Group's, and if the Merger becomes Effective, the Taylor Wimpey Group's financial condition and results of operations may be adversely affected.

There may be a delay between the compulsory purchase of a property and the payment of compensation, the length of which will largely depend upon the ability of the property owner and the entity acquiring the property to agree on the open market value.

1.18 Construction and house building are subject to the risk of construction defects which may give rise to significant contractual or other liabilities which may have a material adverse effect on the levels of return generated from the particular project and on the financial condition and results of operations of the Taylor Woodrow Group and, if the Merger becomes effective, the Taylor Wimpey Group

There can be no assurance that any developments undertaken will be free from defects once completed or will generate the expected levels of return. Construction defects may occur on projects and developments, some of which may arise some time after completion. Defects arising on a construction project or development attributable to the Taylor Woodrow Group and, if the Merger becomes Effective, the Taylor Wimpey Group, may give rise to significant contractual or other liabilities which may have a material adverse effect on the financial condition and results of operations of the Taylor Woodrow Group and, if the Merger becomes Effective, the Taylor Wimpey Group. In addition, defects arising on a construction or development project may have a material adverse effect on the levels of return generated from a particular project. There can be no assurance that any developments will be successfully disposed of on completion. In adverse market conditions, the cost of a development may be significantly more than its open market value on completion. Accordingly, any developments may or may not become income-producing to the extent expected and may instead remain or become a net drain on the resources of the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group rather than a net contributor to the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group. In such circumstances, these properties may reduce the resources available to the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group and may adversely affect the Taylor Woodrow Group's and/or the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's financial condition and results of operations.

1.19 Works undertaken and services performed may result in contractual disputes which may result in non-payment

The work undertaken and services provided by the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may be subject to dispute. Some business is conducted via joint venture agreements with third parties. A third party may default on its obligations under a joint venture agreement which may have an adverse effect on the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group. Contractual disputes may be prolonged and may be significant in terms of value. The Taylor Woodrow Group is and, if the Merger becomes Effective, the Taylor Wimpey Group will be subject to the risk that payments due under construction contracts for work undertaken as contractors by the Taylor Woodrow Group and, if the Merger becomes Effective, the Taylor Wimpey Group will

not be recovered in full or will not be recovered at all (for example, in the event a client becomes subject to insolvency procedures or in the event of an adverse court ruling in respect of a contractual dispute). Even if amounts disputed under a contract are recovered in whole or in part, it remains a risk that the time to recover such amounts will be longer than anticipated. The revenues of the Taylor Woodrow Group and, if the Merger becomes Effective, the Taylor Wimpey Group may therefore be less than anticipated and, where payments are delayed, cash flow may be adversely affected which in turn may adversely affect the financial condition of the business and prospects of the Taylor Woodrow Group and, if the Merger becomes Effective, the Taylor Wimpey Group.

1.20 The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may suffer uninsured losses or suffer material losses in excess of insurance proceeds (including in relation to terrorist attacks)

The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group could suffer physical damage to property and/or liabilities resulting in losses which may not be fully compensated by insurance. In addition, certain types of risks may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by the Taylor Woodrow Group's or the George Wimpey Group's or, if the Merger becomes Effective, the Taylor Wimpey Group's insurance policies, or the cost of insurance may be prohibitive when compared with the risk. Should an uninsured loss or a loss in excess of insured limits occur, the Taylor Woodrow Group and/or the George Wimpey Group, and if the Merger becomes Effective, the Taylor Wimpey Group could sustain financial loss or lose capital invested in affected property as well as anticipated future income from that property. In addition, the Taylor Woodrow Group and/or the George Wimpey Group, and, if the Merger becomes Effective, the Taylor Wimpey Group could be liable to repair damage or meet liabilities caused by uninsured risks. The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group would also remain liable for any debt or other financial obligation related to affected property. No assurance can be given that material losses or liabilities in excess of insurance proceeds will not occur in the future.

In addition, a terrorist attack might have a negative impact on the ability of the Taylor Woodrow Group and/or the George Wimpey Group or, if the Merger becomes Effective, the Taylor Wimpey Group to dispose of assets and realise the values on any such asset disposals.

1.21 Required levels of investment may exceed available capital in the longer term

The Taylor Woodrow Group's and the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's operations require and will require significant amounts of cash, and the Taylor Woodrow Group's and the George Wimpey Group's and, if the Merger becomes Effective, the Taylor Wimpey Group's requirements for capital typically increase in the third and fourth quarters of the fiscal year. The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may be required to seek additional capital, whether from sales of equity or debt or additional bank borrowings for the future growth and development of the businesses in the longer term. No assurance can be given as to the availability of such additional capital at the relevant time or, if available, whether it would be on acceptable terms. Moreover, if either the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group is not successful in obtaining sufficient capital, it may adversely affect their future growth and financial results.

1.22 Taylor Woodrow and George Wimpey each have defined benefit schemes to which the Taylor Wimpey Group may be required to increase its contributions to fund an increase in the cost of future benefits and/or funding shortfalls

The Taylor Woodrow Group provides retirement benefits for its former and current employees through a number of pension schemes (including a defined benefit pension scheme). As at 31 December 2006 the IAS19 deficit net of deferred tax was £144 million.

The George Wimpey Group provides retirement benefits for its former and current employees through a number of pension schemes (including a defined benefit pension scheme). As at 31 December 2006 the IAS19 deficit net of deferred tax was approximately £117 million.

In the event that the market value of such pension schemes decline in relation to the assessed liabilities, the Taylor Wimpey Group may, following the Effective Date, be required to increase its contributions to cover any funding shortfalls. These could have an adverse impact on the Taylor Wimpey Group's operational results and financial condition.

A particular risk relating to defined benefit pension schemes is the extent to which allowance will need to be made in the assessed value of the liabilities for evidence of increased life expectancy. The cost of funding these benefits depends on a number of factors including the real returns that can be obtained on the assets and also the longevity of the members. If real returns fall or allowance needs to be made for increased longevity then the Taylor Wimpey Group may, following the Effective Date, be required to increase its contributions. This could have an adverse impact on the Taylor Wimpey Group's operational results and financial condition.

1.23 Operational breakdown of IT systems may have a material adverse effect on the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group

A significant operational breakdown of the IT systems, in particular in relation to computer operations and information security, of the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may have an adverse impact on the ability of the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group to operate their businesses effectively. Moreover, the IT integration process may take longer than expected, or there may be difficulties relating to the integration of IT systems after the Effective Date of which the Taylor Wimpey Board is not yet aware. This could adversely affect the implementation of the Taylor Wimpey Group's plans, and the Taylor Wimpey Group may not be successful in addressing risks or problems encountered in connection with IT integration and failure to do so may adversely affect its business or financial condition.

1.24 Political risks

The Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group may be affected by uncertainties including political developments, changes in government policies and the imposition of restrictions on the transfer of capital in the countries in which they have operations. Such developments may have a material adverse effect on operational results, financial condition and prospects.

1.25 The Taylor Woodrow Group and the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group are subject to the risk of exchange rate fluctuations

Owing to the geographical diversity of its operations, the Taylor Woodrow Group and the George Wimpey Group are subject to the risk of exchange rate fluctuations. The Taylor Woodrow Group's and George Wimpey Group's operations in North America and mainland Europe represent a significant proportion of operating profit. This can lead to fluctuations in Taylor Woodrow's and George Wimpey's consolidated financial statements upon translation of operational results into pounds sterling.

1.26 Natural disasters and severe weather conditions could delay deliveries, increase costs and decrease demand for new homes in affected areas

The house building operations of the Taylor Woodrow Group and the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group are located in areas that are subject to natural disasters and severe weather. The occurrence of natural disasters or severe weather conditions can delay new home deliveries, increase costs by damaging inventories, reduce the availability of materials, have

a negative impact the demand for new homes in affected areas and consequently have a material adverse effect on the Taylor Woodrow Group and/or the George Wimpey Group and, if the Merger becomes Effective, the Taylor Wimpey Group.

2. Risks relating to the Merger

2.1 The Merger is subject to a number of Conditions which may not be satisfied or waived

The implementation of the Scheme is subject to the satisfaction (or waivers, where applicable) of a number of Conditions, including:

- approval of the Scheme and related resolutions by the requisite majorities of Scheme Shareholders at the Scheme Meeting and the George Wimpey Shareholders at the George Wimpey Extraordinary General Meeting;

- sanction of the Scheme and confirmation of the associated Capital Reduction by the Court at the Court Hearings; and

- approval of the Merger by Taylor Woodrow Shareholders at the Taylor Woodrow Extraordinary General Meeting.

There is no guarantee that these (or other) Conditions will be satisfied (or waived, if applicable), in which case the Merger will not be completed. The Conditions to the Merger are set out in more detail in Part I of this document.

2.2 There may be numerous integration challenges and the Taylor Wimpey Group's management may be diverted away from the core business activities and/or the estimated synergies in relation to the Merger and set out in this document may not be achieved

The Taylor Wimpey Group may encounter numerous integration challenges because of the Merger, including challenges which are not currently foreseeable. In addition, the Taylor Wimpey Group's management and resources may be diverted away from the core business activities due to personnel being required to assist in the integration process. This integration process may take longer than expected, or difficulties relating to the integration, of which the Taylor Wimpey Board is not yet aware, may arise. This could adversely affect the implementation of the Taylor Wimpey Group's plans, and the Taylor Wimpey Group may not be successful in addressing risks or problems encountered in connection with the integration and failure to do so may adversely affect its business or financial condition. In addition, there is a risk that the synergy benefits set out in this document may fail to materialise, or they may be materially lower than have been estimated which may have a material adverse effect on the financial condition of the Taylor Wimpey Group.

2.3 If the Merger becomes Effective, Taylor Woodrow Shareholders would experience a reduction in their proportionate ownership and voting interest in the ordinary share capital of Taylor Woodrow

The Merger is such that, when it becomes Effective, existing Taylor Woodrow Shareholders will suffer a reduction in their proportionate ownership and voting interest in the ordinary share capital of Taylor Woodrow.

3. Risks relating to investment in Taylor Woodrow Shares

3.1 Possible volatility of the price of Taylor Woodrow Shares, the value of which may go up or down

The market price of Taylor Woodrow Shares could be volatile and subject to significant fluctuations due to a variety of factors including changes in sentiment in the market regarding the Taylor Woodrow Shares (or securities similar to them), any regulatory changes affecting the Taylor Woodrow Group's operations, variations in the Taylor Woodrow Group's operating results, business developments of the

Taylor Woodrow Group or its competitors, the operating and share price performance of other companies in the industries and markets in which the Taylor Woodrow Group operates, or speculation about the Taylor Woodrow Group's business in the press, media or the investment community. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to the Taylor Woodrow Group's operating performance or prospects. Furthermore, the Taylor Woodrow Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Taylor Woodrow Shares.

3.2. Investments in listed securities

Prospective investors should be aware that the value of an investment in Taylor Woodrow may go down as well as up. The market value of the Taylor Woodrow Shares can fluctuate and may not always reflect the underlying net asset value or the prospects of the Taylor Woodrow Group.

The Taylor Woodrow Shares may not be a suitable investment for all the recipients of this document. Before making a final decision, investors are advised to consult an appropriate independent investment adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

3.3 Dividend payments are not guaranteed

The ability of Taylor Woodrow to pay dividends on the Taylor Woodrow Shares is dependent upon the availability of distributable reserves and upon receipt by it of dividends and other distributions from subsidiaries. Taylor Woodrow can give no assurances that it will be able to pay a dividend going forward.

3.4 Further share issues could have an adverse effect on the market price of Taylor Woodrow Shares as a whole

Save for the proposed issue of Taylor Wimpey Shares, Taylor Woodrow has no current plans for an offering of Taylor Woodrow Shares. However, it is possible that Taylor Woodrow may decide to offer additional Taylor Woodrow Shares in the future. Any additional offering or significant sales of Taylor Woodrow Shares by major shareholders could have an adverse effect on the market price of Taylor Woodrow Shares as a whole.

Expected Timetable of Principal Events and Merger Statistics

Taylor Woodrow Extraordinary General Meeting	8.00 a.m. on 29 May 2007
Scheme Meeting	10.30 a.m. on 4 June 2007
George Wimpey Extraordinary General Meeting	10.45 a.m. on 4 June 2007[1]
First Court hearing of petition to sanction the Scheme	26 June 2007
Second Court hearing to confirm the Capital Reduction	2 July 2007
Scheme Record Time	6.00 p.m. on 2 July 2007
Effective Date of the Scheme	3 July 2007[2]
De-listing of George Wimpey Shares	3 July 2007[2]
Issue of Taylor Wimpey Shares	3 July 2007[2]
Commencement of dealings on the London Stock Exchange of Taylor Wimpey Shares	3 July 2007[2]
Crediting of Taylor Wimpey Shares to CREST accounts	3 July 2007[2]
Latest date for despatch of share certificates in respect of Taylor Wimpey Shares	17 July 2007[2]

(1) Or as soon thereafter as the Scheme Meeting shall have concluded.

(2) These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme and confirms the Capital Reduction. All references in this document to times are to UK time unless otherwise stated.

Indicative Merger Statistics

Number of existing Taylor Woodrow Shares (as at 2 May 2007)	581,944,374[1]
Number of Taylor Wimpey Shares to be issued pursuant to the Scheme	564,974,438
Number of Taylor Woodrow Shares in issue upon completion of the Merger	1,146,918,812
Taylor Wimpey Shares to be issued as a percentage of the enlarged issued share capital of Taylor Wimpey	49%

(1) Excluding 12,233,047 shares held in treasury.

Directors, Company Secretary, Registered Office and Advisers

DIRECTORS

Norman Askew (Chairman)
Ian Smith (Chief Executive)
Peter Johnson (Finance Director)
Mike Davies (Non-Executive Director)
Andrew Dougal (Non-Executive Director)
Katherine Innes Ker (Non-Executive Director)
Vernon Sankey (Non-Executive Director)

PROPOSED DIRECTORS

Peter Redfern
Ian Sutcliffe
Anthony Reading
David Williams
Brenda Dean
John Landrum

COMPANY SECRETARY

Richard Morbey

REGISTERED OFFICE

2 Princes Way
Solihull
West Midlands B91 3ES

LEAD FINANCIAL ADVISER, SPONSOR AND JOINT BROKER

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

LEGAL ADVISER TO THE COMPANY AS TO ENGLISH LAW

Slaughter and May
One Bunhill Row
London EC1Y 8YY

JOINT FINANCIAL ADVISER AND JOINT BROKER

Morgan Stanley
25 Cabot Square
Canary Wharf
London E14 4QA

AUDITORS TO THE COMPANY AND REPORTING ACCOUNTANTS

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

REGISTRARS

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

AUDITORS TO GEORGE WIMPEY AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Part I – Information on the Merger

1. Introduction

On 26 March 2007, the Boards of Taylor Woodrow and George Wimpey announced that they had agreed the terms of a recommended all-share merger to create the UK's largest house building group, to be called "Taylor Wimpey". It is currently intended that the Merger will be effected by way of a scheme of arrangement pursuant to section 425 of the Companies Act and, subject to the satisfaction or, where appropriate, waiver of the Conditions, it is expected that the Merger will become Effective on 3 July 2007.

The Merger has been unanimously recommended by the Boards of Taylor Woodrow and George Wimpey.

2. Summary of the Merger terms

Under the terms of the Merger, George Wimpey Shareholders will be entitled to receive:

for each George Wimpey Share **1.3914 Taylor Wimpey Shares**

The ratio is calculated by taking into account the share capital of George Wimpey on a fully diluted basis.

Based on the Closing Price of Taylor Woodrow Shares on 2 May 2007, the latest practicable date prior to the publication of this document, the Merger values George Wimpey at approximately £2,749 million.

Immediately following the Effective Date, assuming that 564,974,438 Taylor Wimpey Shares have been issued pursuant to the Scheme and that no Taylor Woodrow Shares are issued in the period from the publication of this document to the Effective Date, it is expected that Taylor Woodrow Shareholders will own approximately 51 per cent. and George Wimpey Shareholders will own approximately 49 per cent. of the enlarged issued share capital of Taylor Wimpey.

Those Taylor Woodrow Shareholders who are on the register of Taylor Woodrow Shareholders as at the close of business on 25 May 2007 will be entitled to receive and retain the Taylor Woodrow final dividend of 9.75 pence per Taylor Woodrow Share in respect of the year ended 31 December 2006, payable on 2 July 2007.

Similarly, those George Wimpey Shareholders who were on the register of George Wimpey Shareholders as at the close of business on 2 March 2007 will be entitled to receive and retain the George Wimpey final dividend of 13.10 pence per George Wimpey Share in respect of the year ended 31 December 2006, payable on 11 May 2007.

The Taylor Wimpey Shares will be issued credited as fully paid and will rank *pari passu* in all respects with the Taylor Woodrow Shares in issue at the time the Taylor Wimpey Shares are delivered pursuant to the Merger, including the right to receive and retain dividends and other distributions (if any) paid by reference to a record date after the Effective Date.

Any new George Wimpey Shares issued to Taylor Woodrow or its nominee(s) pursuant to the Scheme will be issued fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature and together with all rights attaching to them.

Applications will be made to the UK Listing Authority for the Taylor Wimpey Shares to be admitted to the Official List and to the London Stock Exchange for the Taylor Wimpey Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

Fractions of Taylor Wimpey Shares will not be allotted or issued pursuant to the Scheme. Fractional entitlements to Taylor Wimpey Shares will be aggregated and sold in the market and the net proceeds of sale distributed *pro rata* to persons entitled thereto.

3. Reasons for the Merger

The Board of Taylor Woodrow believes that the Merger has compelling strategic and financial logic for both companies and offers shareholders the opportunity to share in value upside going forward. The Merger creates a combined business with significantly enhanced prospects in both the UK and the US:

- the Taylor Wimpey Group will be the leading UK house builder in terms of completions, will have a combined UK landbank of over 92,000 plots and is expected to deliver margins in its UK business in line with the UK sector average within the next three years; and

- the Taylor Wimpey Group will be strengthened in the US through the combination of highly complementary operations across some of the most attractive US markets.

The principal benefits of the Merger include:

Margin growth in the UK

Both Taylor Woodrow and George Wimpey have significant potential on a standalone basis to improve their underlying UK housing margins from current levels and their respective strategies to deliver this improvement are very closely aligned. George Wimpey's existing progress in this area is a clear indication of the momentum and success of these initiatives and Taylor Woodrow's own standalone potential is equally strong as the Taylor Woodrow Group captures the benefits of a more complementary regional structure and build cost efficiencies.

The Merger will both accelerate margin improvement and increase the overall margin for both businesses, through a combination of:

- cost synergies—savings in the UK alone should result in a circa 1.5 percentage point improvement in UK margins;

- build costs—Taylor Wimpey will look to utilise George Wimpey's skills in build cost management, which in 2006 achieved build costs of 51.4 per cent. of revenue in the UK; and

- land costs—the Taylor Wimpey Group will benefit from the UK land development skills of Taylor Woodrow's operations, which in 2006 had land costs of 24.3 per cent. of UK revenue and had an average plot cost of approximately £38,000 at year end.

The Taylor Woodrow Board is confident that the Merger will accelerate the potential of the Taylor Wimpey Group to deliver a UK housing margin in its UK business in line with the sector average within the next three years.

• Economies of scale in the UK

The Merger should help secure the future growth of the Taylor Wimpey Group by enhancing its ability to buy and develop significant parcels of land. Through leveraging its increased scale, the Taylor Wimpey Group should be able to achieve improved procurement terms and conditions whilst maximising supply chain efficiency. The Taylor Wimpey Group will have a substantial, high quality and more balanced combination of current and strategic landbank, and will be better placed to succeed in a challenging planning environment in the UK.

• Future recovery and growth in the North American housing market

The Taylor Wimpey Group will benefit from the highly complementary nature of the two businesses across some of the most attractive high growth states in North America, particularly Florida, California, Arizona and Texas. The product portfolio of the Taylor Wimpey Group will be enhanced by the broader offering to the market through the Taylor Woodrow brand, and the mid-market through George Wimpey's Morrison Homes brand.

In addition, the Taylor Wimpey Group will be better positioned to benefit from any market recovery and will have the financial flexibility to take advantage of acquisition opportunities as the cycle turns.

- **Synergies**

The Taylor Wimpey Group will focus on driving out costs from the combined operations by delivering on its efficiency targets, rationalising corporate costs and improving the collective procurement process. This is expected to lead to pre-tax synergies significantly in excess of £70 million by the end of the first full financial year following the Effective Date, at a one-off cost of around £60 million, the majority of which will be incurred in the current financial year.

These synergies are in addition to the previously announced cost savings of £25 million in George Wimpey's UK business, and combined savings in excess of US$20 million in the US in 2007.

- **Balance sheet**

The Taylor Wimpey Board intends to review the ongoing capital requirements of the Taylor Wimpey Group and will communicate the conclusions of this review before the end of 2007. This review will ensure that the requirements for growth are balanced by a suitable capital structure. Surplus capital, in excess of that required to deliver the business plan in a sustainable way, will be returned to shareholders.

4. Dividend policy

Taylor Woodrow and George Wimpey have significantly increased the dividends paid to shareholders over recent years, reflecting their confidence in the long term growth potential of their respective businesses. As a reflection of the improved strength and prospects of the Taylor Wimpey Group, versus either company on a standalone basis, the Taylor Wimpey Board anticipates delivering enhanced dividend growth.

5. Financial effects of the Merger

On a *pro forma* basis and assuming the Merger had become Effective on 31 December 2006, the Taylor Wimpey Group would have had net assets of £4,854 million at that date (based on the net assets of the Taylor Woodrow Group and the George Wimpey Group as at 31 December 2006).

The Merger is expected to be earnings enhancing for both Taylor Woodrow and George Wimpey Shareholders in the first full financial year following the Effective Date, including synergies, excluding one-off costs[(1)].

6. Taylor Woodrow Shareholder approval

The Merger constitutes a Class 1 transaction (as defined in the Listing Rules) for Taylor Woodrow. Accordingly, Taylor Woodrow is seeking the approval of its shareholders for the Merger at the Taylor Woodrow Extraordinary General Meeting. Taylor Woodrow has posted to Taylor Woodrow Shareholders a circular summarising the reasons for the Merger (which includes a notice convening the Taylor Woodrow Extraordinary General Meeting). The Merger is conditional on, amongst other things, the requisite resolution being passed by the Taylor Woodrow Shareholders at the Taylor Woodrow Extraordinary General Meeting. The Taylor Woodrow Extraordinary General Meeting is scheduled for 29 May 2007.

7. Proposed change of name

A resolution to change the name of Taylor Woodrow to Taylor Wimpey, conditional on the Scheme becoming Effective, will be put to Taylor Woodrow Shareholders at the Taylor Woodrow Extraordinary General Meeting.

8. Irrevocable undertakings

The Taylor Woodrow Directors have unanimously agreed to recommend that Taylor Woodrow Shareholders vote in favour of the resolutions to be proposed at the Taylor Woodrow Extraordinary General Meeting relating to the Merger as they have undertaken to do in respect of their own beneficial holdings of 238,048 Taylor Woodrow Shares representing, in aggregate, approximately 0.04 per cent. of the

(1) Nothing in this document should be interpreted to mean that the future earnings per share of Taylor Wimpey will necessarily match or exceed the historical earnings per share of Taylor Woodrow or George Wimpey.

existing issued share capital of Taylor Woodrow. These undertakings will cease to be binding if: (i) the Scheme lapses or is withdrawn; or (ii) the Scheme has not become Effective by 6.00 p.m. on the Long Stop Date.

The George Wimpey Directors have unanimously agreed to recommend that George Wimpey Shareholders vote in favour of the resolutions relating to the Merger to be proposed at the Scheme Meeting and the George Wimpey Extraordinary General Meeting as they have undertaken to do in respect of their own beneficial holdings of 300,108 George Wimpey Shares representing, in aggregate, approximately 0.07 per cent. of the existing issued share capital of George Wimpey. These undertakings will cease to be binding if: (i) the Scheme lapses or is withdrawn; or (ii) the Scheme has not become Effective by 6.00 p.m. on the Long Stop Date.

9. Conditions to implementation of the Scheme

In summary, the implementation of the Scheme is conditional upon:

- the Scheme becoming unconditional and Effective by the Long Stop Date;
- approval of the Scheme by a majority in number of Scheme Shareholders who are present and vote, either in person or by proxy, at the Scheme Meeting (or any adjournment thereof) and who represent 75 per cent. or more in value of the Scheme Shares voted by such Scheme Shareholders;
- the special resolution to approve matters to give effect to the Scheme being duly passed by the requisite majority of George Wimpey Shareholders at the George Wimpey Extraordinary General Meeting;
- the sanction of the Scheme and confirmation of the Capital Reduction by the Court (in either case, with or without modification, on terms acceptable to Taylor Woodrow and George Wimpey) and the delivery of an office copy of the First Court Order and of the Second Court Order to the Registrar of Companies, and the registration of the Second Court Order by him;
- the approval of the Merger by Taylor Woodrow Shareholders at the Taylor Woodrow Extraordinary General Meeting;
- the Admission of Taylor Wimpey Shares;
- neither the Merger nor the Scheme being rendered partially or wholly impossible or significantly impeded as a result of legislation, regulation, any decision of a court or any action taken by any governmental authority;
- the satisfaction or waiver of the competition condition; and
- the satisfaction or waiver of the other conditions, which are considered to be customary for a transaction of this nature.

The conditions relating to the approval of the Merger by Taylor Woodrow Shareholders, the approval of the Scheme by the Scheme Shareholders, the passing of the resolutions necessary to implement the Scheme at the George Wimpey Extraordinary General Meeting, the sanction of the Scheme and confirmation of the Capital Reduction by the Court and the Admission of the Taylor Wimpey Shares are not capable of being waived in whole or in part.

10. Further details of the Merger

10.1 Structure of the Merger

It is intended that the Merger will be effected by means of a scheme of arrangement under section 425 of the Companies Act (although Taylor Woodrow and George Wimpey reserve the right to implement the Merger by way of Taylor Woodrow making an Offer for the entire issued and to be issued share capital of George Wimpey). The Scheme will involve an application by George Wimpey to the Court to

sanction the Scheme and confirm the cancellation of all the Scheme Shares in consideration for which Scheme Shareholders will receive Taylor Wimpey Shares.

The Scheme will be subject to the Conditions and the full terms and conditions which are set out in the Scheme Document.

To become Effective, the Scheme requires the approval of Scheme Shareholders by the passing of the resolution proposed at the Scheme Meeting. The resolution must be approved by a majority in number present and voting, either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares which are voted at the Scheme Meeting (or any adjournment thereof). The Scheme also requires the passing of the resolutions necessary to implement the Scheme at the George Wimpey Extraordinary General Meeting, requiring the approval of the George Wimpey Shareholders representing at least 75 per cent. of the votes cast at the George Wimpey Extraordinary General Meeting, which will be held immediately after the Scheme Meeting.

Following the Scheme Meeting and the George Wimpey Extraordinary General Meeting, the Scheme must be sanctioned and the Capital Reduction confirmed by the Court, and will only become Effective on delivery to the Registrar of Companies of:

(i) a copy of the First Court Order; and

(ii) a copy of the Second Court Order,

and in the case of the Second Court Order, it being registered by the Registrar of Companies.

Upon the Scheme becoming Effective, it will be binding on all George Wimpey Shareholders, irrespective of whether or not they attended or voted at the Scheme Meeting or the George Wimpey Extraordinary General Meeting.

Taylor Woodrow and George Wimpey reserve the right to implement the Merger by way of an Offer. In such an event, the Merger will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at 90 per cent. of the shares to which the Merger relates or such other percentage as may be required by the Panel and subject to availability of an exemption from the registration requirements of the US Securities Act and such amendments that Taylor Woodrow deems necessary or appropriate in respect of US securities laws), so far as applicable, as those which would apply to the implementation of the Merger by means of the Scheme.

10.2 Fractional entitlements

Fractions of Taylor Wimpey Shares will not be allotted or issued pursuant to the Scheme. Fractional entitlements to Taylor Wimpey Shares will be aggregated and sold in the market and the net proceeds of sale distributed *pro rata to* persons entitled thereto.

10.3 Management and employees

From the Effective Date, the Taylor Wimpey Group will be operated and managed by a management team formed from a combination of Taylor Woodrow's and George Wimpey's existing management. The respective management teams plan to work together to fully integrate the staff and operations of the two groups and further develop their combined businesses. Both Taylor Woodrow and George Wimpey recognise the valuable contributions of their respective management and employees in delivering a successful business and share the view that both teams will be critical to the success of the Taylor Wimpey Group going forward.

The Boards of Taylor Woodrow and George Wimpey have confirmed to each other that, following the Effective Date, the existing employment rights, including pension rights, of all employees of both the Taylor Woodrow Group and the George Wimpey Group will be fully safeguarded.

As described in paragraph 3 of this Part I, the Taylor Wimpey Group will focus on, among other things, rationalising corporate costs and improving the collective procurement process. This is expected to result in redundancies in both the UK and the US. Any such redundancies which result from the Merger are expected to occur across the breadth of the Taylor Wimpey Group.

The corporate head office of the Taylor Wimpey Group will be located in London. A new UK housing head office will be established and the North American head office will be located in Bradenton, Florida. It is expected that there will be, in due course following the Merger, a consolidation of certain regional offices in the UK and US.

10.4 George Wimpey Share Schemes

Separate letters will be sent to participants in the George Wimpey Share Schemes to explain how the Merger will affect them and outlining certain proposals with respect to their options and awards.

10.5 Merger Agreement

Taylor Woodrow and George Wimpey have entered into a Merger Agreement in relation to the Merger which contains provisions regarding the implementation of the Merger and certain assurances and confirmations between the parties (including terms regarding the conduct of the businesses pending completion of the Merger). The Merger Agreement also includes the following provisions:

Non-solicitation arrangements

Taylor Woodrow and George Wimpey have undertaken, among other things, not to, and to procure that members of their respective groups and their respective directors, management and professional advisers shall not, solicit, induce or initiate an Independent Competing Transaction.

Taylor Woodrow and George Wimpey have also undertaken to notify the other immediately of any approach that is made to it or any other member of its group or its directors, employees, advisers or agents in relation to an Independent Competing Transaction and the material terms of such transaction and to keep the other party informed as to the progress of such approach.

Mutual break fee arrangements

Taylor Woodrow has agreed to pay George Wimpey a break fee of £24,469,000 or, in the case of the circumstance referred to in the fourth bullet point below, £12,234,500 (in each case inclusive of irrecoverable VAT) on the first to occur of the following:

- an Independent Competing Transaction for Taylor Woodrow is announced (whether or not on a pre-conditional basis) and the directors of Taylor Woodrow announce their intention to or recommend that Taylor Woodrow Shareholders accept such transaction;

- an Independent Competing Transaction for Taylor Woodrow is announced (whether or not on a pre-conditional basis) and such transaction becomes or is declared wholly unconditional or is otherwise completed;

- the recommendation by the directors of Taylor Woodrow to the Taylor Woodrow Shareholders to vote in favour of the resolutions proposed at the Taylor Woodrow Extraordinary General Meeting, at or prior to such meeting, is withdrawn, qualified or adversely amended;

- the Taylor Woodrow Shareholders fail to pass the resolutions necessary to implement the Merger and proposed at the Taylor Woodrow Extraordinary General Meeting; or

- George Wimpey terminates the Merger Agreement in accordance with its terms following a breach by Taylor Woodrow of a term of the Merger Agreement which has a material adverse effect on the Merger or its implementation.

George Wimpey has agreed to pay Taylor Woodrow a break fee of £24,469,000 or, in the case of the circumstances referred to in the fourth bullet point below, £12,234,500 (in each case inclusive of irrecoverable VAT) on the first to occur of the following:

- an Independent Competing Transaction for George Wimpey is announced (whether or not on a pre-conditional basis) and the directors of George Wimpey announce their intention to or recommend that George Wimpey Shareholders accept such transaction;
- an Independent Competing Transaction for George Wimpey is announced (whether or not on a pre-conditional basis) and such transaction becomes or is declared wholly unconditional or is otherwise completed;
- the recommendation by the directors of George Wimpey to the George Wimpey Shareholders to vote in favour of the resolutions to implement the Scheme at the Scheme Meeting or the George Wimpey Extraordinary General Meeting is withdrawn, qualified or adversely amended;
- the Scheme Shareholders fail to approve the Scheme at the Scheme Meeting or George Wimpey Shareholders fail to approve the resolutions proposed at the George Wimpey Extraordinary General Meeting; or
- Taylor Woodrow terminates the Merger Agreement in accordance with its terms following a breach by George Wimpey of a term of the Merger Agreement which has a material adverse effect on the Merger or its implementation.

Further details of the Merger Agreement can be found at paragraph 8.1 of Part XI of this document.

10.6 The Taylor Wimpey Shares

The Taylor Wimpey Shares will be issued credited as fully paid and will rank *pari passu* in all respects with the Taylor Woodrow Shares in issue at the time the Taylor Wimpey Shares are delivered pursuant to the Merger, including the right to receive and retain dividends and other distributions (if any) paid by reference to a record date after the Effective Date.

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Taylor Wimpey Shares to be issued in connection with the Merger to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. The Taylor Wimpey Shares are expected to be issued on the Effective Date. It is expected that Admission will become effective, and that dealings for normal settlement in the Taylor Wimpey Shares will commence, on the date on which the Scheme becomes Effective.

10.7 De-listing of George Wimpey and re-registration

It is intended that the London Stock Exchange and the UK Listing Authority will be requested respectively to cancel trading in George Wimpey Shares on the London Stock Exchange's main market for listed securities and to remove the listing of the George Wimpey Shares from the Official List, in each case on the Effective Date. As part of the Merger, it is intended that George Wimpey be re-registered as a private limited company on the Effective Date.

10.8 Overseas shareholders

10.8.1 United States

The Taylor Wimpey Shares will not be, and are not required to be, registered under the US Securities Act and will be issued in the United States pursuant to the Scheme in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act with respect to the Taylor Wimpey Shares issued pursuant to the Scheme, Taylor Woodrow and George Wimpey will advise the Court that Taylor Woodrow will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied

upon by Taylor Woodrow as an approval of the Scheme following a hearing on its fairness to Scheme Shareholders at which hearing all such shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such shareholders.

The Taylor Wimpey Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme in reliance on available exemptions from such state law registration requirements.

Taylor Wimpey Shares issued to a George Wimpey Shareholder who is neither an affiliate (within the meaning of the US Securities Act) of George Wimpey or Taylor Woodrow prior to the Effective Date, nor an affiliate of Taylor Wimpey after the Effective Date, will not be "restricted securities" under the US Securities Act and such Taylor Wimpey Shares may be sold by such person in ordinary secondary market transactions without restriction under the US Securities Act.

Persons (whether or not US persons) who are affiliates (within the meaning of the US Securities Act) of Taylor Woodrow or George Wimpey prior to the Effective Date or an affiliate of Taylor Wimpey after the Effective Date will be subject to timing, manner of sale and volume restrictions on the sale of Taylor Wimpey Shares received in connection with the Scheme under Rule 145(d) under the US Securities Act. Persons who may be deemed to be affiliates of Taylor Woodrow or George Wimpey, as the case may be, include individuals who, or entities that, control, directly or indirectly, or are controlled by or are under common control with, Taylor Woodrow or George Wimpey, as the case may be, and may include certain officers and directors of such company and such company's principal shareholders (such as a holder of more than ten per cent. of the outstanding capital stock). George Wimpey Shareholders who are affiliates, in addition to reselling their Taylor Wimpey Shares in the manner permitted by Rule 145(d) under the US Securities Act, may also sell their Taylor Wimpey Shares under any other available exemption under the US Securities Act, including Regulation S under the US Securities Act. Persons who believe that they may be affiliates for the purposes of the US Securities Act should consult their own legal advisers prior to any sale of Taylor Wimpey Shares received pursuant to the Scheme.

The Taylor Wimpey Shares have not been and will not be listed on a US securities exchange or quoted on any inter-dealer quotation system in the United States. Taylor Woodrow does not intend to take any action to facilitate a market in Taylor Wimpey Shares in the United States. Consequently, Taylor Woodrow believes that it is unlikely that an active trading market in the United States will develop for the Taylor Wimpey Shares.

Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved of the Taylor Wimpey Shares or passed an opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

George Wimpey Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

10.8.2 Canada

In Canada, this Prospectus is being furnished solely for the purpose of enabling George Wimpey Shareholders in Canada to consider electing to acquire the particular securities described herein. This Prospectus is not, and under no circumstances is to be construed as, an offer to another person in Canada and an advertisement or a public offering of the securities described herein. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this Prospectus or the merits of the securities described herein and any representation to the contrary is an offence in Canada.

Financial information

The Company and George Wimpey prepare their respective financial statements in UK pounds sterling, the official currency of the United Kingdom. The financial information included in this Prospectus has been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("**UK GAAP**") and International Financial Reporting Standards ("**IFRS**"). UK GAAP and IFRS differ significantly in certain material respects from generally accepted accounting principles in Canada ("**Canadian GAAP**"). Taylor Woodrow and George Wimpey will not provide Canadian investors with any reconciliation of their respective financial statements or any other information contained in this Prospectus to Canadian GAAP. Accordingly, Canadian investors should consult their own legal and financial advisors for additional information regarding Taylor Woodrow's financial information and George Wimpey's financial information included in this Prospectus and should refer to Parts II to VIII contained in this Prospectus for additional information.

Historical foreign exchange rate information

The following table sets forth, for the periods indicated, certain information concerning the official rate of exchange between the UK pounds sterling against the Canadian dollar as reported by the Bank of Canada. Such exchange rates were not used by Taylor Woodrow or George Wimpey in the preparation of their respective financial statements or any other financial information included or incorporated by reference in this Prospectus and this table should not be construed as a representation that the UK pounds sterling, at present, could be converted at the rate indicated.

5-Year exchange rate history

Year	year-end rate	average rate(1)
2006	£1.00 = C$2.28	£1.00 = C$2.09
2005	£1.00 = C$2.00	£1.00 = C$2.21
2004	£1.00 = C$2.31	£1.00 = C$2.38
2003	£1.00 = C$2.31	£1.00 = C$2.29
2002	£1.00 = C$2.54	£1.00 = C$2.36

(1) The average of the official daily noon rate on the working days of the relevant year, as reported by the Bank of Canada.

Exchange rate during the financial statement periods and as at the balance sheet dates

Period	end of period rate	average rate(1)
Year ended 31 December 2006	£1.00 = C$2.28	£1.00 = C$2.09
Three months ended 31 March 2007	£1.00 = C$2.28	£1.00 = C$2.29
Year ended 31 December 2005	£1.00 = C$2.00	£1.00 = C$2.21
Year ended 31 December 2004	£1.00 = C$2.31	£1.00 = C$2.38
Year ended 31 December 2003	£1.00 = C$2.31	£1.00 = C$2.29
Year ended 31 December 2002	£1.00 = C$2.54	£1.00 = C$2.36

(1) The average of the official daily noon rate on the working days of the relevant year, as reported by the Bank of Canada.

The official average daily noon rate of exchange between the £, and the Canadian dollar as reported by the Bank of Canada on 2 May, 2007, the latest practicable date, was approximately £1.00 = C$2.21.

The Taylor Wimpey Shares will be issued in Canada pursuant to the Scheme and the issuance of the Taylor Wimpey Shares will be exempt from the requirement that Taylor Woodrow prepare and file a prospectus with the relevant Canadian regulatory authorities pursuant to section 2.11 of National Instrument 45-106—Prospectus and Registration Exemptions. Accordingly, any resale of the Taylor Wimpey Shares must be made in accordance with applicable securities laws which may require resales to be made pursuant to exemptions from registration and prospectus requirements. These resale restrictions may in some circumstances apply to resales of the Taylor Wimpey Shares outside of Canada. Canadian investors are advised to seek legal advice prior to any resale of the Taylor Wimpey Shares.

Taylor Woodrow is not, and does not intend to become, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the

Taylor Wimpey Shares will be offered and there is currently no public market for the Taylor Wimpey Shares in Canada and no such market may ever develop. Under no circumstances will Taylor Woodrow be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Taylor Wimpey Shares to the public in any province or territory of Canada. Canadian investors are advised that Taylor Woodrow currently does not intend to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Taylor Wimpey Shares to the public in any province or territory of Canada.

Any discussion of taxation and related matters contained in this Prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the Taylor Wimpey Shares and, in particular, does not address Canadian tax considerations. George Wimpey Shareholders who are Canadian residents should consult their own legal, financial and tax advisers with respect to the tax consequences of the Scheme in their particular circumstances.

Taylor Woodrow is incorporated under the laws of England and Wales. All or substantially all of Taylor Woodrow's directors and officers, and certain of the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian investors to effect service of process within Canada upon Taylor Woodrow or such persons. All or a substantial portion of the assets of Taylor Woodrow and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Taylor Woodrow or such persons in Canada or to enforce a judgment obtained in Canadian courts against Taylor Woodrow or persons outside of Canada.

Upon receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. *Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.*

10.8.3 Other jurisdictions

This document and any accompanying documents may not be treated as an invitation to subscribe for any Taylor Wimpey Shares by any person resident or located in any Restricted Jurisdiction.

The Taylor Wimpey Shares have not been, and will not be, registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, the Taylor Wimpey Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

The implications of the Scheme for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Such Overseas Shareholders should inform themselves about, and observe, any applicable legal requirements. Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction and who is to receive Taylor Wimpey Shares pursuant to the Scheme should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the Prospectus Rules and the Listing Rules, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Part II – Information on Taylor Woodrow

The selected historical financial information and other historical financial information in relation to Taylor Woodrow in this Part II has, unless otherwise stated, been extracted without material adjustment from the audited historical financial information of Taylor Woodrow for the financial years ended 31 December 2006, 31 December 2005 and 31 December 2004 which has been incorporated by reference into this document.

Investors should read the whole of this document and the documents incorporated herein by reference and should not just rely on the financial information set out in this Part II.

1. Introduction

The Taylor Woodrow Group has been building homes since 1921, has operations in the UK, North America, Spain and Gibraltar, and is engaged in residential, mixed use property development and construction activities. Taylor Woodrow's product range spans from affordable to executive homes and includes lifestyle communities and luxury second homes.

2. Business overview

The Taylor Woodrow Group operates a portfolio of housing businesses in the UK, North America, Spain and Gibraltar which in combination, as at 31 December 2006, accounted for 98 per cent. of its operating profits. The Taylor Woodrow Group operates throughout most of the UK. In North America, its operations are focused in Arizona, California, Florida, Texas and Ontario, Canada. In Spain, its activities are concentrated in the holiday destinations of the Costa Blanca, Costa del Sol and Mallorca.

The Taylor Woodrow Group's UK business provided 8,294 new homes in 2006 at an average selling price of £193,000. The business operates through two divisions: Northern and Southern, which incorporate a network of 12 regional offices. The Taylor Woodrow Group's UK landbank for the year ended 31 December 2006 stood at 34,827 plots owned or controlled, broadly in line with the previous year, which represents 4.2 years of supply.

Affordable houses are provided to registered social landlords or as part of key worker programmes. Affordable housing increased as a proportion of the Taylor Woodrow Group's business from 13 per cent. in 2005 to 15 per cent. in 2006.

Outside the UK, the Taylor Woodrow Group operates in some of the largest markets in North America. Profit from operations in the North American business increased by 11 per cent. during the year ended 31 December 2006. Home completions increased by 14 per cent. to 4,492 with lot completions of 2,640. The Taylor Woodrow Group's North American landbank at the year ended 31 December 2006 stood at 31,353 plots, representing 4.4 years of supply. The five areas of operation for the Taylor Woodrow Group in North America are set out in the table below, which also includes information relating to the number of home completions, average sale price, lot completions and landbank plots for the year ending 31 December 2006:

Key Market	No. of Home Completions	Average Selling Price	Lot Completions	Landbank Plots
Arizona	1,245	US$287,000	1,171	6,250
California	540	US$812,000	156	3,379
Florida	835	US$653,000	499	9,597
Texas	280	US$447,000	306	3,017
Ontario	1,592	Can$322,000	508	9,110

The Taylor Woodrow Group's business in Arizona was acquired in 2002 and has diversified from entry-level homes into the mid-market and in 2006 launched a new product range, targeting growing families and executive buyers. The business is also a land developer, buying large tracts of land and identifying the plots

that best suit Taylor Woodrow's products before selling the remaining plots to other builders. In California, the Taylor Woodrow Group operates in two markets – in the North, it is focused on the lower end of the mid-market in the San Francisco Bay area, and in the South it builds in selected sub-markets from Riverside and San Bernardino Counties southwards to San Diego and eastwards towards Palm Springs.

The Taylor Woodrow Group is focused on a wide range of activities in Florida from mid-market homes to luxury homes and condominiums. Its land development business is primarily centred on large-scale developments where lots are sold to other homebuilders.

In Texas, activities are concentrated in Austin and Houston. There is also a land development business in the region.

In Ontario, Canada, the Taylor Woodrow Group trades under the "Monarch" brand, building low-rise, mid-market family homes and high-rise condominiums, as well as affordable, urban town houses.

The Taylor Woodrow Group's Spanish business is primarily focused on developing sites in popular holiday destinations. In Gibraltar, it serves the luxury market through apartment developments, selling off-plan in advance of the start of construction. 379 homes were sold at an average sale price of £205,000 in Spain and Gibraltar during 2006.

In addition to its house building businesses, the Taylor Woodrow Group has developed a strong reputation in construction, focusing on repeat work for blue chip clients, facilities management, infrastructure and government projects. The construction business also operates as a contractor in Ghana.

The Taylor Woodrow Group has taken a role in the deployment of the "EcoHomes Scheme" (an environmental assessment method used by the Building Research Establishment for house building and refurbishment). In 2006, designs for 950 homes to be built by Taylor Woodrow were certified to EcoHomes standards.(1) In addition, in 2006 Taylor Woodrow contributed to the consultation on the UK Government's draft Code for Sustainable Homes and held its first sustainability conference.

In 2006, the Taylor Woodrow Group employed 8,158 people split approximately equally between the UK and its other international operations. It aims to recruit, retain and develop high quality staff. Its employees have been recognised in industry awards – for example, in 2006, 12 of its UK Housing site managers received NHBC (National House-Building Council) "Seal of Excellence" Awards, with three winning "Regional Awards".(2)

The Taylor Woodrow Group strives to make its project sites and offices safe working environments. In 2006, its UK Housing and Construction businesses each received Gold Awards from the Royal Society for the Prevention of Accidents. In North America, independent Health and Safety audits are conducted twice a year with average scores in 2006 of 93 per cent., which exceeded the target of 88 per cent. The Spanish business has achieved certification to the occupational Health and Safety management standard 18001.

For the year ended 31 December 2006, the Taylor Woodrow Group had 13,165 home completions (of which 8,294 were in the UK and 4,492 were in North America), with an average selling price of £207,000. As at 31 December 2006, the Taylor Woodrow Group had a total landbank of 68,662 plots, of which 34,827 were in the UK, 31,353 were in North America and 2,482 were in Spain and Gibraltar. This equates to 4.2 years of supply in the UK and 4.4 years of supply in North America at 2006 volumes.

As at the year ended 31 December 2006, the Taylor Woodrow Group reported turnover of £3,572.1 million (excluding joint ventures), operating profit of £469.8 million, pre-tax profit of £405.6 million and net income of £290.6 million. There were reported net assets of £2,105.5 million, net debt of £391.3 million and average gearing was 18.6 per cent.

(1) This information has been accurately reproduced from the Building Research Establishment.

(2) This information has been accurately reproduced from the National House-Building Council (NHBC).

3. Current portfolio and projects

The Taylor Woodrow Group is currently building over 13,000 homes on over 300 sites across the UK, North America and Spain. Examples of current developments are given below:

3.1 Grand Union Village, England

Grand Union Village is a redevelopment of a 54 acre brownfield site in West London into a mixed use, sustainable urban village, set alongside the Grand Union Canal. When complete, over 700 homes, including apartments and family homes, will be provided as well as a new canal basin known as Engineer's Wharf. A community development trust, set up and part funded by the Taylor Woodrow Group, is now actively engaging residents in the creation and management of community facilities at the site. The development was recognised with a Prince's Foundation award in February 2007 for creating a community design that has helped to improve the quality of life for the people who live there.(1)

3.2 Victoria Wharf, Wales

Victoria Wharf is a waterfront residential community of over 450 homes situated on a peninsula in Cardiff Bay with shopping, leisure and sporting amenities. The development is being built by Taylor Woodrow Construction Limited which has received a NHBC UK Supreme Award for managing the waterfront development.(2)

3.3 Duloch Grange, Scotland

Duloch Grange, Dunfermline, is a development of over 300 homes including apartments and houses in this growing town in West Fife. Buyers will have the choice of 18 different house types, many with garden rooms.

3.4 Senna Hills, United States

The Senna Hills community is well located for access to both work and leisure facilities. The homes have the added attraction of being within a well-regarded school district and the development features a community centre with playground, swimming pool, tennis and basketball court.

3.5 Los Eucaliptos, Spain

Los Eucaliptos comprises 90 two and three bedroom apartments set in communal gardens and surrounded by a proposed new nine hole golf course. Less than an hour's drive from Malaga airport and 10 minutes from Marbella, the development also has access to the leisure facilities of the Los Arqueros Club House.

3.6 Twenty Gothic Development, Canada

Twenty Gothic is an eight-storey Monarch high-rise development. Located on Gothic Avenue, in Toronto, the apartments are close to the subway station, local shops and restaurants. 175 luxury suites will be offered with one bedroom and two bedroom apartments – all with balconies or terraces. A limited selection of penthouse suites will also be available.

4. Current trading, trends and prospects

In the UK, market conditions remain robust and the Taylor Woodrow business reflects this. Taylor Woodrow has achieved a slightly higher number of reservations in the year to date compared to the equivalent period of 2006, along with a reduction in cancellation rates. Site openings are on track to deliver the anticipated 5 per cent. increase in average sites and Taylor Woodrow remains confident for the full year.

(1) This information has been accurately reproduced from The Prince's Foundation.

(2) This information has been accurately reproduced from the National House-Building Council (NHBC).

However, in line with its comments at the year end, Taylor Woodrow expects profit timing in 2007 to be weighted to the second half.

Sales rates in North America overall are running at a higher level than in the second half of 2006, although prices remain weak and market conditions continue to vary considerably across Taylor Woodrow's key markets. Conditions remain good in its markets in Texas and Canada and the Arizona market is stabilising. However, market weakness persists in California and particularly Florida and conditions have worsened in certain submarkets within those states.

The spring selling season for Taylor Woodrow's high-rise tower division in Florida has been very poor. While the locations of its sites are excellent the high-rise market has weakened significantly and Taylor Woodrow has therefore taken the decision to save costs by suspending sales efforts for this business until market conditions improve. This decision will result in a one-off non-cash provision of £15.5 million relating to Taylor Woodrow's land holdings in this sector. In addition, Taylor Woodrow intends to take a further £9.5 million provision to reflect weakness in certain local markets in Southern California and Florida.

Taylor Woodrow remains cautious in the land market across North America and has reduced its level of spend compared to last year. However, Taylor Woodrow is ready to take advantage of opportunistic deals as they might emerge later in the year and continue to be confident in the prospects for the business in the medium-term.

As disclosed in its 2006 Report and Accounts, a jury trial in Florida awarded damages against several US-based Taylor Woodrow subsidiaries totalling £22.7 million in November 2006. On 4 April 2007, the judge ruled on post-trial motions filed by Taylor Woodrow and reduced the award to £13.9 million. Taylor Woodrow will be pursuing an appeal, but has provided £16.6 million this year against the potential liability including associated costs.

Spain and construction continue to trade in line with expectations.

Overall, the strength of Taylor Woodrow's performance in the UK is substantially offsetting the impact of ongoing market weakness in North America and, excluding the exceptional items in North America, the outlook for 2007 remains in line with Taylor Woodrow's expectations.

The Taylor Woodrow Directors and the Proposed Directors are confident in the prospects of the Taylor Wimpey Group.

5. Selected financial information

Taylor Woodrow was required for the first time to prepare consolidated financial statements under IFRS for the year ended 31 December 2005. These 2005 financial statements included restated comparative figures for the year ended 31 December 2004 calculated under IFRS. The extracts from the financial statements in this Part II have been divided into two sections.

The first section presents extracts from the consolidated financial information for the years ended 31 December 2006 and 31 December 2005 prepared in accordance with IFRS and extracted without material adjustment from Taylor Woodrow's audited financial statements for the year ended 31 December 2006.

The second section presents extracts from the consolidated financial information for the years ended 31 December 2005 and 31 December 2004 prepared in accordance with IFRS. The consolidated financial information for the year ended 31 December 2005 has been extracted without material adjustment from Taylor Woodrow's audited financial statements for the year ended 31 December 2005. The consolidated financial information for the year ended 31 December 2004 has been extracted without material adjustment from the comparative information restated in accordance with IFRS for that year which was presented in the financial statements for the year ended 31 December 2005.

The auditors of Taylor Woodrow, Deloitte & Touche LLP, issued unqualified audit opinions on Taylor Woodrow's consolidated financial statements for each of the three years ended 31 December 2006, 2005 and 2004.

(i) Extracts from consolidated financial information for the years ended 31 December 2006 and 31 December 2005

CONSOLIDATED INCOME STATEMENT
For the years ended 31 December

	2006 £m	2005 £m
Continuing operations		
Revenue: Group and share of joint ventures	3,679.0	3,556.4
Less share of joint ventures	(106.9)	(79.5)
Consolidated revenue	3,572.1	3,476.9
Cost of sales	(2,933.4)	(2,831.7)
Gross profit	638.7	645.2
Profit on disposal of properties and investments	9.1	10.2
Administrative expenses	(200.1)	(195.4)
Share of results of joint ventures	22.1	15.0
Profit from operations	469.8	475.0
Interest receivable	9.1	8.3
Finance costs	(73.3)	(72.3)
Profit before tax	405.6	411.0
Tax	(115.0)	(124.5)
Profit for the year	290.6	286.5
Attributable to:		
Equity holders of the parent	289.5	285.7
Minority interest	1.1	0.8
	290.6	286.5
Earnings per share		
From continuing operations		
Basic	50.5p	50.6p
Diluted	50.1p	49.8p

CONSOLIDATED BALANCE SHEET
At 31 December

	2006 £m	2005 £m
Non-current assets		
Goodwill	363.1	363.9
Property and plant	25.5	24.4
Interests in joint ventures	56.2	92.1
Trade and other receivables	56.0	37.2
Deferred tax assets	95.4	101.2
	596.2	618.8
Current assets		
Inventories	2,946.5	2,699.6
Trade and other receivables	294.9	278.3
Tax receivables	19.7	3.6
Cash and cash equivalents	236.5	197.3
	3,497.6	3,178.8
Total assets	4,093.8	3,797.6
Current liabilities		
Trade and other payables	(926.0)	(822.1)
Tax payables	(74.1)	(61.6)
Debenture loans	(2.5)	(6.5)
Bank loans and overdrafts	(12.3)	(9.0)
	(1,014.9)	(899.2)
Net current assets	2,482.7	2,279.6
Non-current liabilities		
Trade payables	(123.1)	(76.2)
Debenture loans	(610.6)	(638.0)
Bank loans	(2.4)	(0.7)
Retirement benefit obligation	(208.6)	(222.5)
Deferred tax liabilities	(0.8)	(0.9)
Long-term provisions	(27.9)	(30.8)
	(973.4)	(969.1)
Total liabilities	(1,988.3)	(1,868.3)
Net assets	2,105.5	1,929.3
Equity		
Share capital	148.5	148.0
Share premium account	758.8	756.2
Revaluation reserve	1.5	0.5
Own shares	(45.0)	(53.9)
Share-based payment tax reserve	8.2	4.0
Capital redemption reserve	31.5	31.5
Other reserve	4.8	5.4
Translation reserve	(19.1)	29.9
Retained earnings	1,214.3	1,006.8
Equity attributable to equity holders of the parent	2,103.5	1,928.4
Minority interests	2.0	0.9
Total equity	2,105.5	1,929.3

CONSOLIDATED CASH FLOW STATEMENT
For the years ended 31 December

	2006 £m	2005 £m
Net cash from operating activities	57.0	130.2
Investing activities		
Interest received	9.1	8.3
Dividends received from joint ventures	22.6	3.0
Proceeds on disposal of properties, plant and investments, including joint ventures	48.0	13.9
Purchases of properties, plant and investments	(6.7)	(6.3)
Amounts invested in joint ventures	(9.2)	(22.8)
Amounts repaid by joint ventures	5.3	27.2
Net cash from investing activities	69.1	23.3
Financing activities		
Equity dividends paid	(79.7)	(71.3)
Dividends paid by subsidiaries to minority shareholders	(0.1)	(0.9)
Issue of ordinary share capital	3.3	9.8
Proceeds from sale of own shares	15.9	7.3
Purchase of own shares	(12.4)	—
New debenture loans raised	—	1.8
New bank loans raised	608.7	410.2
Repayment of debenture loans	(4.3)	(18.5)
Repayment of bank loans	(600.9)	(416.2)
Decrease in bank overdrafts	(2.7)	(2.3)
Net cash used in financing activities	(72.2)	(80.1)
Net increase/(decrease) in cash and cash equivalents	53.9	73.4
Cash and cash equivalents at beginning of year	197.3	114.9
Effect of foreign exchange rate changes	(14.7)	9.0
Cash and cash equivalents at end of year	236.5	197.3

(ii) Extracts from consolidated financial information for the years ended 31 December 2005 and 31 December 2004

CONSOLIDATED INCOME STATEMENT
For the years ended 31 December

	2005 £m	2004 £m
Continuing operations		
Revenue: Group and share of joint ventures	3,556.4	3,361.2
Less share of joint ventures	(79.5)	(49.7)
Consolidated revenue	3,476.9	3,311.5
Cost of sales	(2,831.7)	(2,649.6)
Gross profit	645.2	661.9
Profit on disposal of properties and investments	10.2	21.7
Administrative expenses	(195.4)	(179.9)
Share of results of joint ventures	15.0	8.8
Profit from operations	475.0	512.5
Interest receivable	8.3	6.3
Finance costs	(72.3)	(114.9)
Profit before tax	411.0	403.9
Tax	(124.5)	(123.0)
Profit for the year	286.5	280.9
Attributable to:		
Equity holders of the parent	285.7	280.3
Minority interest	0.8	0.6
	286.5	280.9
Earnings per share		
From continuing operations		
Basic	50.6p	49.1p
Diluted	49.8p	48.8p

CONSOLIDATED BALANCE SHEET
At 31 December

	2005 £m	2004 £m
Non-current assets		
Goodwill	363.9	363.2
Property and plant	24.4	24.2
Investment property	—	—
Interests in joint ventures	92.1	87.0
Other loans and receivables	17.8	26.5
Deferred tax assets	101.2	71.1
	599.4	572.0
Current assets		
Inventories	2,699.6	2,422.2
Trade and other receivables	301.3	282.5
Cash and cash equivalents	197.3	114.9
	3,198.2	2,819.6
Total assets	3,797.6	3,391.6
Current liabilities		
Trade and other payables	(822.1)	(709.7)
Tax liabilities	(61.6)	(67.8)
Debenture loans	(6.5)	(16.2)
Bank loans and overdrafts	(9.0)	(16.5)
	(899.2)	(810.2)
Net current assets	2,299.0	2,009.4
Non-current liabilities		
Trade payables	(76.2)	(73.6)
Debenture loans	(638.0)	(620.7)
Bank loans	(0.7)	(0.3)
Retirement benefit obligation	(222.5)	(146.3)
Deferred tax liabilities	(0.9)	(6.8)
Long-term provisions	(30.8)	(29.9)
	(969.1)	(877.6)
Total liabilities	(1,868.3)	(1,687.8)
Net assets	1,929.3	1,703.8
Equity		
Share capital	148.0	146.7
Share premium account	756.2	748.1
Revaluation reserve	0.5	0.7
Own shares	(53.9)	(57.8)
Share-based payment tax reserve	4.0	2.8
Capital redemption reserve	31.5	31.5
Other reserve	5.4	4.8
Translation reserve	29.9	(6.5)
Retained earnings	1,006.8	832.5
Equity attributable to equity holders of the parent	1,928.4	1,702.8
Minority interests	0.9	1.0
Total equity	1,929.3	1,703.8

CONSOLIDATED CASH FLOW STATEMENT
For the years ended 31 December

	2005 £m	2004 £m
Net cash from operating activities	130.2	198.1
Investing activities		
Interest received	8.3	6.3
Dividends received from joint ventures	3.0	2.2
Proceeds on disposal of investment properties, plant and investments	13.9	189.9
Purchases of properties, plant and investments	(6.3)	(8.5)
Amounts invested in joint ventures	(22.8)	(21.2)
Amounts repaid by joint ventures	27.2	12.5
Net cash from investing activities	23.3	181.2
Financing activities		
Equity dividends paid	(71.3)	(53.9)
Dividends paid by subsidiaries to minority shareholders	(0.9)	(0.7)
Issue of ordinary share capital	9.8	3.7
Proceeds from sale of own shares	7.3	3.2
Purchase of own shares	—	(50.3)
Redemption of preference shares	—	(100.0)
New debenture loans raised	1.8	334.4
New bank loans raised	410.2	339.4
Repayment of debenture loans	(18.5)	(116.6)
Repayment of bank loans	(416.2)	(771.4)
(Decrease)/increase in bank overdrafts	(2.3)	6.0
Net cash used in financing activities	(80.1)	(406.2)
Net increase/(decrease) in cash and cash equivalents	73.4	(26.9)
Cash and cash equivalents at beginning of year	114.9	143.8
Effect of foreign exchange rate changes	9.0	(2.0)
Cash and cash equivalents at end of year	197.3	114.9

Part III – Information on George Wimpey

The selected historical financial information and other historical financial information in relation to George Wimpey in this Part III has, unless otherwise stated, been extracted without material adjustment from the audited historical financial information of George Wimpey for the financial years ended 31 December 2006, 31 December 2005 and 31 December 2004 which is set out in Part VII of this document.

Investors should read the whole of this document and should not just rely on the financial information set out in this Part III.

1. Introduction

The George Wimpey Group is one of the UK's leading house building companies, operating nationally across the UK and in six states in the US.

George Wimpey was first founded as a contracting and stone masonry business in Hammersmith, West London in 1880. The first house building business was established in the 1920s and since that time house building has been a core part of the George Wimpey Group's activities. In 1996, George Wimpey swapped its construction and mineral assets with Tarmac's house building assets to become a single focused house building business with operations in the UK, the US and Australia. By 1998, the business was focused solely on house building in the UK and the US.

In 2001, the two UK businesses, Wimpey Homes and McLean Homes, merged to form a single George Wimpey UK business and brand. In August that year McAlpine Homes was acquired and fully integrated into the George Wimpey Group. In 2002 Laing Homes was acquired and the Laing Homes brand was retained as a second brand across London, the Midlands and the South East.

In the US, the George Wimpey Group operates through the Morrison Homes brand.

2. Business overview

The George Wimpey Group's stated focus is on creating sustainable communities to the highest standards of design, build quality and customer service. The George Wimpey Group operates nationally across the UK and in six states in the US. In 2006, the George Wimpey Group completed 17,963 new homes, 13,616 in the UK and 4,347 in the US. Its total short term landbank at 31 December 2006 was 76,736 plots, 57,999 in the UK and 18,737 in the US. In addition, the George Wimpey Group holds 15,846 acres of strategic land.

For the year ended 31 December 2006, the George Wimpey Group reported group revenue of £3,147.4 million, operating profit before exceptional items of £422.8 million and after exceptional items of £362.1 million, profit before tax before exceptional items of £370.9 million and after exceptional items of £310.2 million. The exceptional cost of £60.7 million relates to the write-down of land holding values and options in the US.

3. UK housing

In the UK, the George Wimpey Group operates through a national network of 28 regional business units and two smaller satellite offices. Through its three brands, "George Wimpey", "Laing Homes" and "G2", the business sells a range of high quality homes. The G2 brand, introduced in 2006, is specifically targeted at first time buyers and provides one and two bedroom starter apartments at competitive prices. George Wimpey, the volume brand operating nationally, and Laing Homes, the premium brand used mainly in the South and Midlands, build a range of products from one bedroom apartments and starter homes to large detached family homes. The average selling price of a George Wimpey home in 2006 was £175,400 and the average size was 954 square feet.

During 2006, the George Wimpey Group provided 1,634 affordable homes to local authorities as part of its private developments. This was approximately 12 per cent. of total UK housing completions during the year and a similar level to that achieved in 2005. Reflecting George Wimpey's stated commitment to providing high quality affordable housing, during 2006 George Wimpey received the largest funding award to a national house builder under the Housing Corporation's national investment programme[1]. In addition, George Wimpey has been supporting English Partnership's First Time Buyers' Initiative.

George Wimpey has a stated commitment to improving the length of its landbank as well as the underlying value of the plots it holds. At 31 December 2006, George Wimpey's UK short-term landbank stood at 57,999 plots, a 14 per cent. increase on 2005, of which 4,837 plots were brought through from the strategic landbank. This represents approximately 4.3 years of supply at 2006 volumes. Following selective additions during 2006, the strategic landbank stood at 15,846 acres at the end of 2006.

4. US housing

In the US, Morrison Homes operates through 13 business units operating in six states with strong long-term demographic prospects in North America. In 2006, Morrison Homes was ranked nineteenth by volume in the list of "America's Biggest Builders" published by Builder Magazine[2]. Under the Morrison Homes brand, the US housing division sells a wide range of mid-market single family homes with a range of more compact homes introduced in 2005. In 2006, the George Wimpey Group completed 4,347 homes with an average size of 2,274 square foot and an average price of US$319,600.

During 2006, as market conditions weakened significantly, Morrison Homes was able to reduce land purchases as a result of the strong landbank built up over the past five years. At 31 December 2006, the US owned and controlled landbank stood at 18,737 plots, representing 4.3 years of supply at 2006 volumes.

5. Environmental performance

As regulation, planning policy and other sustainability related pressures on house builders increase, high standards of environmental performance are essential to sustaining the future success of the business. George Wimpey is the first publicly listed house builder to have achieved ISO 14001:2004 certification for its entire UK operations[3].

In 2006, 14 per cent., or 1,906 of George Wimpey's new homes were built to "EcoHomes" standards in the UK and in the US 1,681 or 38 per cent. of Morrison Homes' completions were built to the US Environmental Protection Agency's Energy Star or another equivalent certification[4][5]. In addition, all the homes built in Houston, Dallas and Orlando were built to these standards.

To respond fully to the UK Government's commitment for all new homes built in the UK from 2016 to be "zero-carbon" rated, a climate change working group has been established. In addition, George Wimpey was involved in the consultation process for the UK Government's Code for Sustainable Homes.

6. Customer service

88 per cent. of George Wimpey's UK customers and 86 per cent. of Morrison Homes' customers would recommend George Wimpey to their friends and family. In the annual National House Building Council Pride in the Job Awards, George Wimpey site managers received 49 Pride in the Job Awards, 14 Seals of Excellence and two Regional Awards. George Wimpey West Scotland won a Gold Award for customer care in the Daily Express UK House Builder of the Year Awards.[6][7]

(1) This information has been accurately reproduced from English Partnerships.
(2) This information has been accurately reproduced from Builder Magazine.
(3) This information has been accurately reproduced from the BSI UK Management Systems.
(4) This information has been accurately reproduced from the Building Research Establishment.
(5) This information has been accurately reproduced from the United States Environmental Protection Agency (US EPA).
(6) This information has been accurately reproduced from the National House-Building Council (NHBC).
(7) This information has been accurately reproduced from the Daily Express.

7. Employees

In 2006, the George Wimpey Group had 5,744 employees, 4,712 in the UK and 1,032 in the US. The George Wimpey Group has stated that it seeks to attract and retain some of the best employees in the UK and US house building industry along with a commitment to treating them fairly, developing their potential and providing a positive working environment. The health and safety of all employees and sub-contractors is taken very seriously and George Wimpey has extensive procedures in place to minimise the risk to those working on or visiting sites.

8. Current portfolio and projects

George Wimpey is currently operating from 380 sites in the UK and US. Examples of current developments are given below:

8.1 Oxley Park, England

Oxley Park comprises 145 homes and responds to the UK Government's demands for sustainability and more innovative and imaginative affordable housing. George Wimpey worked in partnership with the Richard Rogers Partnership to create the homes which will have at least a "very good" EcoHomes rating as well as the National Energy Service's maximum National Home Energy Rating of 10[1][2].

8.2 New Stoke Urban Village, England

The New Stoke Urban Village is located on the former site of the Peugeot Stoke Plant in Coventry. The successful relationship George Wimpey has built in Coventry helped to secure the site which was acquired for £45.25 million. The development will include approximately 1,700 new homes of which 1,400 will be built by George Wimpey. The mixed use scheme also incorporates a local centre comprising retail, food and drink outlets and offices as well as a new headquarters for Peugeot's retail operations, and a training centre. Construction started at the beginning of 2007.

8.3 Raploch, Scotland

The Raploch regeneration project represents a tripartite development agreement between George Wimpey, Cruden Homes and the Raploch Urban Regeneration Company. The development will deliver 900 new homes of mixed tenure, 250 of which will be affordable housing, and a £12 million general practice health campus. Each home will be hardwired for digital connectivity to benefit from the latest technology including the internet based teaching platform "Raploch is learning". The community benefit package includes a commitment to create 250 local construction jobs, 250 training places and 25 local apprenticeship places over the project delivery period. Construction activity on site started in spring 2007.

9. Current trading, trends and prospects

At George Wimpey's annual general meeting of shareholders on 26 April 2007, John Robinson, Chairman of George Wimpey, made the following statement to shareholders:

"In the UK, market conditions remain healthy. Sales rates have been strong and are ahead of the same period in 2006. We continue to make progress with our margin improvement programme and we are confident operating margins will exceed 14 per cent. in 2007, assuming current market conditions.

Profits for the first half of 2007 will include £23 million received in compensation in relation to land options no longer deemed suitable for residential development. There will be no impact on the size or value of our long term land bank reported at the end of 2006. Our objective of exceeding 14 per cent. operating margins is stated before this additional profit.

(1) This information has been accurately reproduced from the Building Research Establishment.
(2) This information has been accurately reproduced from the National Energy Service.

In the US, we have continued to achieve sales rates and cancellation rates better than the second half of 2006 and similar to those in the first few weeks of the year as set out at the time of our preliminary results. Pricing pressure is significant due to the high levels of stock still available in the market and the indirect impact on confidence of the credit pressures at the more affordable end of the market. We have retained a cautious approach to land acquisition, with only a very small level of purchases in the first quarter.

Across the Group, we continue to make progress with our cost reduction programmes and we are confident of achieving the £25 million and $20 million targeted at the time of our preliminary results.

The Board remains confident that for the Group as a whole the outlook remains in line with our expectations at the time of our preliminary results statement."

10. Selected financial information

The historical financial information relating to George Wimpey is set out in Part VII of this document. George Wimpey was required for the first time to prepare consolidated financial statements under IFRS for the year ended 31 December 2005. These 2005 financial statements included restated comparative figures for the year ended 31 December 2004 calculated under IFRS. The extracts from the financial statements in this Part III have been divided into two sections.

The first section presents extracts from the consolidated financial information for the years ended 31 December 2006 and 31 December 2005 prepared in accordance with IFRS and extracted without material adjustment from George Wimpey's audited financial statements for the year ended 31 December 2006.

The second section presents extracts from the consolidated financial information for the years ended 31 December 2005 and 31 December 2004 prepared in accordance with IFRS. The consolidated financial information for the year ended 31 December 2005 has been extracted without material adjustment from George Wimpey's audited financial statements for the year ended 31 December 2005. The consolidated financial information for the year ended 31 December 2004 has been extracted without material adjustment from the comparative information restated in accordance with IFRS for that year which was presented in the financial statements for the year ended 31 December 2005.

The auditors of George Wimpey, PricewaterhouseCoopers LLP, issued unqualified audit opinions on George Wimpey's consolidated financial statements for each of the three years ended 31 December 2006, 2005 and 2004.

(i) Extracts from consolidated financial information for the years ended 31 December 2006 and 31 December 2005

GROUP INCOME STATEMENT
For the year ended 31 December

	2006 £m	2005 £m
Continuing operations:		
Revenue	3,147.4	3,003.2
Cost of sales	(2,634.8)	(2,414.1)
Gross profit	512.6	589.1
Net operating expenses	(158.1)	(150.8)
Share of post tax profits/(losses) from joint ventures	7.6	(0.8)
Profit on ordinary activities before finance costs	362.1	437.5
Finance costs:		
Interest payable and similar charges	(57.7)	(73.9)
Interest receivable	5.8	2.9
Profit on ordinary activities before taxation	310.2	366.5
Taxation:		
UK	(78.5)	(56.9)
Overseas	(13.7)	(56.8)
Profit attributable to equity shareholders	218.0	252.8
Proposed/paid dividends per ordinary share		
Interim	6.3p	5.7p
Final	13.1p	11.9p
Earnings per ordinary share – basic	54.8p	64.3p
Earnings per ordinary share – diluted	54.6p	64.0p

CONSOLIDATED BALANCE SHEET
At 31 December

	2006 £m	2005 £m
Assets		
Non-current assets		
Goodwill	5.4	5.6
Other intangible assets	18.6	16.6
Property, plant and equipment	16.4	16.9
Joint ventures	31.4	18.5
Deferred tax assets	92.9	78.8
Trade and other receivables	26.4	19.1
	191.1	155.5
Current assets		
Inventories	3,140.0	2,932.2
Trade and other receivables	94.5	104.4
Current tax assets	0.5	0.1
Derivative financial instruments	4.2	4.6
Cash and cash equivalents	176.2	53.3
	3,415.4	3,094.6
Total assets	3,606.5	3,250.1
Liabilities		
Current liabilities		
Financial liabilities	(20.3)	(25.2)
Derivative financial instruments	(1.8)	(6.9)
Trade and other payables	(815.1)	(625.7)
Provisions	(9.4)	(9.5)
Current tax liabilities	(106.7)	(102.3)
	(953.3)	(769.6)
Non-current liabilities		
Financial liabilities	(543.0)	(550.0)
Trade and others payables	(218.4)	(184.9)
Deferred tax liabilities	(4.5)	(4.7)
Deficit on defined benefit pension scheme	(166.8)	(184.6)
Provisions	(13.4)	(11.9)
	(946.1)	(936.1)
Total liabilities	(1,899.4)	(1,705.7)
Net assets	1,707.1	1,544.4
Shareholders' equity		
Ordinary shares	100.2	99.2
Share premium	117.6	115.8
Translation reserve	(2.9)	2.1
Retained earnings	1,492.2	1,327.3
Total equity	1,707.1	1,544.4

CONSOLIDATED CASH FLOW STATEMENT
At 31 December

	2006 £m	2005 £m
Net cash flows from operating activities	153.7	115.6
Cash flows from investing activities		
Purchase of intangibles and property, plant and equipment	(16.5)	(18.5)
Proceeds from sale of property, plant and equipment	2.4	1.6
Acquisition – deferred consideration	—	(0.2)
Loans to joint ventures	(5.3)	(12.3)
Net cash used in investing activities	(19.4)	(29.4)
Cash flows from financing activities		
Increase in borrowings	53.9	23.8
Repayment of borrowings	(5.2)	(34.9)
Net proceeds from issue of ordinary share capital	2.8	5.3
Dividends paid to ordinary shareholders	(58.2)	(53.7)
Net cash used in financing activities	(6.7)	(59.5)
Effect of exchange rate changes	(4.7)	3.7
Net increase in cash and cash equivalents	122.9	30.4
Cash and cash equivalents at start of period	38.2	7.8
Cash and cash equivalents at end of period	161.1	38.2

(ii) Extracts from consolidated financial information for the years ended 31 December 2005 and 31 December 2004

GROUP INCOME STATEMENT
For the year ended 31 December

	2005 £m	2004 £m
Continuing operations:		
Revenue	3,003.2	2,976.0
Cost of sales	(2,414.1)	(2,320.1)
Gross profit	589.1	655.9
Net operating expenses	(150.8)	(158.0)
Share of post tax losses from joint ventures	(0.8)	(0.4)
Profit on ordinary activities before finance costs	437.5	497.5
Interest payable and similar charges	(73.9)	(63.6)
Interest receivable	2.9	3.7
Profit on ordinary activities before taxation	366.5	437.6
Taxation	(113.7)	(135.8)
Profit attributable to equity shareholders	252.8	301.8
Proposed/paid dividends per ordinary share		
Interim	5.7p	5.2p
Final	11.9p	10.8p
Earnings per ordinary share – basic	64.3p	78.4p
Earnings per ordinary share – diluted	64.0p	77.3p

CONSOLIDATED BALANCE SHEET
At 31 December

	2005 £m	2004 £m
Assets		
Non-current assets		
Goodwill	5.6	5.2
Intangible assets	16.6	8.4
Property, plant and equipment	16.9	15.8
Joint ventures	18.5	7.0
Deferred tax assets	78.8	77.1
Trade and other receivables	19.1	11.2
	155.5	124.7
Current assets		
Inventories	2,932.2	2,647.2
Trade and other receivables	104.4	86.4
Current tax assets	0.1	—
Derivative financial instruments	4.6	—
Cash and cash equivalents	53.3	19.5
	3,094.6	2,753.1
Total assets	3,250.1	2,877.8
Liabilities		
Current liabilities		
Financial liabilities	(25.2)	(19.4)
Derivative financial instruments	(6.9)	—
Trade and other payables	(625.7)	(603.2)
Provisions	(9.5)	(10.3)
Current tax liabilities	(102.3)	(105.5)
	(769.6)	(738.4)
Non-current liabilities		
Financial liabilities	(550.0)	(521.0)
Trade and other payables	(184.9)	(80.5)
Deferred tax liabilities	(4.7)	(4.1)
Deficit on defined benefit pension scheme	(184.6)	(186.2)
Provisions	(11.9)	(16.2)
	(936.1)	(808.0)
Total liabilities	(1,705.7)	(1,546.4)
Net assets	1,544.4	1,331.4
Shareholders' equity		
Ordinary shares	99.2	97.9
Share premium	115.8	111.8
Translation reserve	2.1	(1.7)
Retained earnings	1,327.3	1,123.4
Total equity	1,544.4	1,331.4

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2005 £m	2004 £m
Net cash flows from operating activities	115.6	37.9
Cash flows from investing activities		
Purchase of intangibles and property, plant and equipment	(18.5)	(13.4)
Proceeds from sale of property, plant and equipment	1.6	1.8
Acquisition – deferred consideration	(0.2)	—
Refinancing of subsidiary	—	—
Loans to joint ventures	(12.3)	(7.4)
Net cash used in investing activities	(29.4)	(19.0)
Cash flows from financing activities		
Increase in borrowings	23.8	12.1
Repayment of borrowings	(34.9)	(5.2)
Net proceeds from issue of ordinary share capital	5.3	4.5
Dividends paid to ordinary shareholders	(53.7)	(33.7)
Net cash used in financing activities	(59.5)	(22.3)
Effect of exchange rate changes	3.7	(1.1)
Net increase/(decrease) in cash and cash equivalents	30.4	(4.5)
Cash and cash equivalents at start of period	7.8	12.3
Cash and cash equivalents at end of period	38.2	7.8

Part IV – Operating and Financial Review relating to the Taylor Woodrow Group

1. Business objectives and strategy

1.1 Structure and strategy

The Taylor Woodrow Group operates a portfolio of housing businesses which allows it to allocate its capital where management sees the best opportunities for risk-adjusted returns.

Each business is targeted to:

- deliver high quality homes in which the Taylor Woodrow Group's customers want to live;
- use capital efficiently;
- identify and manage risk effectively;
- deploy effective and disciplined processes and systems, which encourage continual improvement and support "right first time" results;
- work closely with supply chain partners to improve the way in which business is conducted; and
- recruit, retain and develop high-quality staff.

1.2 Strategic priorities

The Taylor Woodrow Group's key strategic priorities are to:

- improve operating margins and returns on capital from the UK housing business;
- deliver competitive operating profit margins and return on capital in North America, while positioning the business for growth as market conditions allow;
- achieve stable performance from the business in Spain and Gibraltar, while building a platform for future growth; and
- increase profits in the Taylor Woodrow Group's construction business, while managing risk effectively.

2. Results of operations

2.1 Monitoring performance

The following are the key performance indicators used by management to monitor the performance of the Taylor Woodrow Group's businesses:

- home completions include sales from joint ventures, which are counted as a proportion of a unit in line with the percentage of the joint venture owned by the Taylor Woodrow Group;
- operating margin is calculated using profit from operations (excluding joint ventures' interest and tax) and revenue (including that of joint ventures). This measure represents the profitability of operations;
- return on average capital employed (ROACE) is calculated using profit from operations (excluding joint ventures' interest and tax) and capital employed (pre-goodwill). This measure indicates how efficiently the business is using its capital to generate profits;

- gearing is calculated as net debt divided by shareholders' funds and represents the level of borrowing within the business;

- the order book represents future business, consisting of houses or lots reserved or amounts yet to be invoiced on construction contracts;

- landbank indicates the "stock" available for new housing, for which planning consent has been received. Some of the landbank is owned outright, while other plots are controlled through options; and

- customer satisfaction is measured by each of the Taylor Woodrow Group's businesses through the use of customer surveys. The way in which these surveys are conducted and the questions that they contain vary by business.

2.2 Summary

The following table sets out certain financial information relating to the Taylor Woodrow Group's income statements, as extracted without material adjustment from the consolidated financial information of the Taylor Woodrow Group as referred to in Part VI of this document.

	31 December 2006		31 December 2005		31 December 2004	
Financial period ended	£m	(% of revenue)	£m	(% of revenue)	£m	(% of revenue)
Consolidated revenue	3,572.1		3,476.9		3,311.5	
Cost of sales	(2,933.4)		(2,831.7)		(2,649.6)	
Gross profit	638.7	17.9%	645.2	18.6%	661.9	20.0%
Profit on disposal of properties and investments	9.1		10.2		21.7	
Administrative expenses	(200.1)		(195.4)		(179.9)	
Share of results of joint ventures	22.1		15.0		8.8	
Profit from operations	469.8	13.2%	475.0	13.7%	512.5	15.5%
Interest receivable	9.1		8.3		6.3	
Finance costs	(73.3)		(72.3)		(114.9)	
Profit before tax	405.6	11.4%	411.0	11.8%	403.9	12.2%
Tax	(115.0)		(124.5)		(123.0)	
Profit for the year	290.6	8.1%	286.5	8.2%	280.9	8.5%

2.3 Revenue

Consolidated revenue grew by 5.0 per cent. in 2005 and by 2.7 per cent. in 2006. The breakdown of revenues across the Taylor Woodrow Group's business and geographical areas is as follows:

	31 December 2006		31 December 2005		31 December 2004	
Financial period ended	£m	(% of total)	£m	(% of total)	£m	(% of total)
Housing United Kingdom	1,759.2	49.2%	1,607.9	46.2%	1,899.1	57.3%
Housing North America	1,170.2	32.8%	1,102.1	31.7%	851.3	25.7%
Housing Spain & Gibraltar	92.1	2.6%	75.7	2.2%	76.5	2.3%
Housing total	3,021.5	84.6%	2,785.7	80.1%	2,826.9	85.3%
Property	—	—	192.0	5.5%	74.2	2.3%
Construction	550.6	15.4%	499.2	14.4%	410.4	12.4%
Consolidated	3,572.1	100.0%	3,476.9	100.0%	3,311.5	100.0%

Housing revenues are driven by three key factors: the number of homes sold; the average selling price per home sold; and the level of land sales during the year.

UK housing revenues fell by 15 per cent. in 2005. The number of homes completed during 2005 fell by 10 per cent. to 8,178 (2004: 9,053), reflecting the more challenging market conditions experienced during the year. Average selling prices were 6 per cent. lower at £185,000 (compared with £197,000 in 2004), with the reduction mainly attributable to a reduction in the average size of homes sold in 2005.

UK housing revenues grew by 9 per cent. in 2006. The number of homes completed increased by 1 per cent. to 8,294 as market conditions stabilised. The average selling price increased by 4 per cent. to £193,000, despite further increases in the proportion of social and apartment completions as the underlying price per square foot increased by 5 per cent. Land sales revenues also increased in 2006 to £194.6 million from £134.4 million in 2005.

North American housing revenues grew by 29 per cent. in 2005, benefiting from increased investment in the business in the previous years, as well as from a strong market. Home completions grew by 8 per cent. to 3,932 and home average selling prices increased by 21 per cent. to £248,000, reflecting strong house price inflation and the effect of the completion of a number of luxury high-rise towers by the Florida business. Lot completions, where land is sold to other builders, increased by 18 per cent. to 2,735.

North American housing revenues continued to grow in 2006, recording an increase of 6 per cent. This increase reflects the success of the Taylor Woodrow Group's strategy of maximising forward sales in the buoyant market conditions of 2005 in order to mitigate the anticipated impact of market weakness in Arizona, California and Florida during 2006. Home completions grew by 14 per cent. to 4,492, but the average selling price fell by 6 per cent. reflecting a lower proportion of completions from California and the planned reduction in the number of luxury high-rise completions in Florida.

Housing revenues in Spain and Gibraltar were one per cent. lower in 2005. A one per cent. increase in the number of home completions to 406, compared with 2004, was outweighed by a 5 per cent. fall in average selling prices as a result of a change in geographic mix.

Revenues in Spain and Gibraltar increased by 22 per cent. in 2006. The number of home completions fell by 6.7 per cent. to 379 as a result of delays in obtaining habitation certificates. However, average selling prices increased 21 per cent., with a higher proportion of completions coming from developments in Mallorca. The Taylor Woodrow Group also took the opportunity to rebalance its land portfolio by selling some of its holding in the Malaga area.

Over the last few years, the Taylor Woodrow Group has progressed its stated strategy of disposing of its historic property portfolio. This process was substantially completed in 2005 and, as a result, segmental analysis of this business stream ceased in 2006.

Revenue from the Taylor Woodrow Group's construction business grew by 22 per cent. in 2005 and by 10 per cent. in 2006. This reflects the strategy of growing the business while managing risk effectively through focusing on repeat work for blue chip clients, facilities management, infrastructure and government projects.

2.4 Profit from operations

Both the consolidated profit from operations and the operating margin have decreased during the period under review. This is best understood by reference to the performance of the Taylor Woodrow Group's individual business segments as set out below:

	31 December 2006		31 December 2005		31 December 2004	
Financial period ended	**Operating profit £m**	**Operating margin %***	**Operating profit £m**	**Operating margin %***	**Operating profit £m**	**Operating margin %***
Housing United Kingdom	221.5	12.0%	233.4	14.2%	301.1	15.6%
Housing North America	221.3	18.5%	199.6	17.5%	127.6	14.8%
Housing Spain & Gibraltar	26.4	28.7%	23.0	30.4%	20.1	26.3%
Housing total	469.2	15.0%	456.0	15.9%	448.8	15.6%
Property	—	—	15.7	8.2%	26.7	36.0%
Construction	8.1	1.5%	8.8	1.8%	17.8	4.3%
Profit	477.3	13.4%	480.5	13.8%	493.3	14.9%
Exceptional pension credit	—	—	—	—	24.8	—
Share of joint ventures' interest and tax	(7.5)	—	(5.5)	—	(5.6)	—
Profit from operations	469.8	13.2%	475.0	13.7%	512.5	15.5%

* *Operating margin is calculated using the Taylor Woodrow Group's share of joint venture revenue.*

Both the UK housing operating profit and operating margin have declined from the levels achieved in 2004. The Taylor Woodrow Group outlined the reasons behind these falls at the announcement of its preliminary results for the year ended 31 December 2006. In summary, the Board considers these factors to be constrained geographical spread and sub-optimal number of sales outlets, which result in the erosion of margins through discounting, planning surrender and high levels of land sales.

The North American housing business has delivered strong growth in operating profits and operating margins. This has been driven by two main factors: increased investment into the business; and strong market conditions experienced during 2005. As highlighted above, the strong performance achieved in 2006 despite a significant weakening in market conditions was a result of the Taylor Woodrow Group's strategy to maximise forward sales during 2005.

The profit margin in Spain and Gibraltar has remained high over the last three years. A key driver of this performance has been the quality of the landbank, some of which has been held for a considerable period of time. This has enabled the Taylor Woodrow Group to build homes in locations which are attractive to buyers and also benefit from the increase in the value of house prices since the time that the land was acquired. Profits increased in 2006, despite the fall in the number of homes completed, as a result of the Taylor Woodrow Group's decision to sell some of its landholdings in the Malaga area to rebalance its portfolio.

The Taylor Woodrow Group has sold the majority of its portfolio of non-core commercial and investment properties and consequently no longer retains a separate property division.

Profits from the Taylor Woodrow Group's construction business fell in 2005, partly as a result of lower income from private finance initiative disposals. There was also a reduction in the profitability of the contracting business as a result of provisions made against three loss-making contracts in 2005 and 2006. Two of these contracts are now complete.

The exceptional pension credit recorded in 2004 relates to the curtailment of pensions liability, principally in respect of the Taylor Woodrow Group's United Kingdom defined benefit pension arrangements.

2.5 Pre-tax profit

Pre-tax profit margins reflect the changes in the net effect of interest and finance costs on the Taylor Woodrow Group.

Financial period ended	31 December 2006 £m	31 December 2005 £m	31 December 2004 £m
Net interest	55.0	54.4	60.0
Exceptional interest charge	—	—	41.1
Pension fund charges	2.7	4.2	4.3
Amortisation of discount on land creditors	6.5	5.4	3.2
Total	64.2	64.0	108.6

The major difference over the period under review is the exceptional interest charge incurred in 2004. This relates to the exceptional loss incurred on the repurchase of the £100 million 9.5 per cent. First Mortgage Debenture Stock 2014 which was secured principally on the St Katharine's Estate in London. This investment property was disposed of in February 2004.

2.6 Taxation

Effective tax rates for the period under review are as follows:

Financial period ended	31 December 2006 %	31 December 2005 %	31 December 2004 %
Effective tax rate	28.4%	30.3%	30.4%

The Taylor Woodrow Group considers that the sustainable effective tax rate is in the region of 30 per cent.

2.7 Equity shareholders' funds

Financial period ended	31 December 2006	31 December 2005	31 December 2004
Equity shareholders' funds	£2,103.5m	£1,928.4m	£1,702.8m
Equity shareholders' funds per ordinary share	364.7p	338.4p	303.8p

The Taylor Woodrow Group increased equity shareholders' funds per share by 11.4 per cent. in 2005 and by 7.8 per cent. in 2006.

2.8 Shareholders' returns

Financial period ended	31 December 2006 pence	31 December 2005 pence	31 December 2004 pence
Basic earnings per share	50.5	50.6	49.1
Dividends per share	14.75	13.4	11.1

The increase in the dividend is consistent with the Board's policy of paying progressive dividends through the cycle.

2.9 Return on average capital employed (ROACE)

Returns on average capital employed vary widely by business segment and geography:

Financial period ended	31 December 2006 %	31 December 2005 %	31 December 2004 %
Housing United Kingdom	14.0%	15.2%	20.8%
Housing North America	41.3%	49.2%	39.2%
Housing Spain & Gibraltar	35.9%	45.7%	52.2%
Housing total	21.4%	22.9%	24.8%
Property	—	21.0%	12.7%
Construction	—	—	—
Group total	23.0%	24.6%	25.5%

The reduction in UK housing ROACE is driven primarily by the decline in margins discussed above.

ROACE in North America tends to be higher than that achieved in the UK as the dynamics of operating in North America tend to allow a more efficient use of capital. In particular, it is often possible to control land in North America through the use of options with the full purchase price only being paid once the land is ready to be built on. Current levels of ROACE are considered unsustainable, both because of the weakening US housing market and because of the increased level of capital investment in the business which will take time to generate returns.

The Taylor Woodrow Group has also delivered strong returns on capital from its business in Spain and Gibraltar. This is principally due to completions from land that has been held for a considerable period of time, which have delivered strong margins. In the future, returns are likely to reduce as a result of starting to build on more recently acquired land.

As highlighted above, the Taylor Woodrow Group has been disposing of its property portfolio in recent years.

There is no ROACE figure shown for the construction business, as this has negative capital employed.

2.10 Gearing

Financial period ended	31 December 2006	31 December 2005	31 December 2004
Group year-end gearing	18.6%	23.7%	31.6%

The Taylor Woodrow Group's level of year-end gearing has steadily reduced over the last three years. This reflects the use of cash flow generated in the business to pay down the debt taken on by the Taylor Woodrow Group to fund the acquisition of Wilson Connolly plc in 2003.

2.11 Cash flow and net debt

Operating cash flows before movements in working capital for 2006 were £460.9 million (2005: £461.1 million). Inventories at 31 December 2006 increased by £347.5 million, which was partly funded by an increase in creditors of £174.4 million. Of this latter increase, £108.5 million is represented by an increase in land creditors. Cash generated by operations in 2006 was £223.3 million (2005: £359.7 million). Income taxes and interest payments totalled £166.3 million in 2006 (2005: £229.5 million), resulting in net cash from operating activities in 2006 of £57.0 million (2005:£130.2 million).

Net debt at 31 December 2006 stood at £391.3 million (2005: £456.9 million) equivalent to net gearing of 18.6 per cent. (2005: 23.7 per cent.). Interest on borrowings, net of interest receivable, was £55.0 million in 2006 (2005: £54.4 million). Average net debt for 2006 was £837.8 million (2005:

£823.4 million). At 31 December 2006 Taylor Woodrow had undrawn committed revolving credit facilities totalling £629.5 million.

2.12 Order book

The composition of the group order book at the last three year ends was as follows:

Financial period ended	31 December 2006 £m	31 December 2005 £m	31 December 2004 £m
Housing United Kingdom	534	411	407
Housing North America	436	826	649
Housing Spain & Gibraltar	100	81	75
Housing total	1,070	1,318	1,131
Construction	1,165	707	815
Group total	2,235	2,025	1,946

The UK housing order book grew by 30 per cent. in 2006, reflecting an increased focus on making sales at an earlier stage in the build process.

The North American housing order book peaked in 2005, reflecting the decision to forward sell strongly in the buoyant market conditions of the second half of that year. The reduced level of the order book at the end of 2006 reflects the significant weakening of the markets over the course of the year.

The Taylor Woodrow Group's order book in Spain and Gibraltar for 2006 is up by 23 per cent., partly as a result of the delays experienced in obtaining habitation certificates during the year.

The construction order book has also increased significantly during 2006, with the major component of this increase being the St Helens and Knowsley Hospitals' PFI Scheme.

2.13 Landbank

The Taylor Woodrow Group invests in land in all of the housing markets in which it operates:

Financial period ended	31 December 2006 plots	31 December 2005 plots	31 December 2004 plots
Housing United Kingdom	34,827	34,985	32,459
Housing North America	31,353	37,910	30,009
Housing Spain & Gibraltar	2,482	2,265	1,233
Owned and controlled total	68,662	75,160	63,701
UK strategic land (potential)	79,000	80,000	84,000

Owned and controlled land represents land which has a planning consent and is either owned outright by the Taylor Woodrow Group, or controlled through the use of mechanisms including options and conditional contracts.

The major change in the owned and controlled landbank since 31 December 2004 has been in the North American business. Much of the landbank in North America is controlled through the use of options, making it easier to increase holdings without significant up-front investment. As market conditions weakened during 2006, the Taylor Woodrow Group was more selective in replacing its optioned land in North America, so that whilst the number of owned plots increased, the total landbank decreased by 17 per cent. The Taylor Woodrow Group undertook a full review of its year-end land positions in North America in 2006 which, in conjunction with deposits not taken up, has resulted in a pre-tax land write-off of US$40 million.

The Spain and Gibraltar housing landbank grew strongly in 2005 as a result of a decision to increase the level of capital invested in the business.

The UK housing business also holds "strategic land", which represents land that does not currently have a planning consent. Having identified a site with strategic potential, the Taylor Woodrow Group will typically agree a purchase option arrangement with the landowner and then work together to promote the land through the planning process. Such options generally provide the Taylor Woodrow Group with the ability to purchase the land at a discount to market value when suitable planning consents are obtained. Sites purchased in this manner typically generate higher margins than those bought in the open market with a planning consent in place.

2.14 Customer satisfaction

Customer satisfaction is a key priority for the Taylor Woodrow Group:

Financial period ended	31 December 2006 %	31 December 2005 %	31 December 2004 %
Housing United Kingdom	78	75	70
Housing North America	87	86	86
Housing Spain & Gibraltar	62	73	76
Construction	87	91	88

The UK housing business has delivered steady increases in customer satisfaction over the period under review, reflecting Taylor Woodrow's commitment to continual improvement in this area.

The Taylor Woodrow Group's operations in North America have a strong reputation for quality and customer service, which is borne out by the consistently high customer service scores achieved.

The disappointing reduction in the customer satisfaction score for the Spain and Gibraltar housing business predominantly results from difficulties in obtaining habitation certificates.

High levels of customer satisfaction are essential for the success of the Taylor Woodrow Group's construction business, which focuses on winning repeat work from its client base.

3. Sustainability and the environment

The Taylor Woodrow Group is committed to continual improvement in the design and construction of new homes and enhancing the built environment for people who live in and near its new communities. To measure the Taylor Woodrow Group's progress against this aim, it focuses on four key areas of sustainability:

(i) urban regeneration is a part of the Taylor Woodrow Group's business, transforming areas of land that are often derelict and sometimes contaminated into places to live. During 2006, the Taylor Woodrow Group commenced work on Telford Millennium Community, which will include up to 800 sustainable homes along with associated community, education and commercial facilities on the site of a former colliery. In 2006, approximately 63 per cent. of the Taylor Woodrow Group's UK homes and approximately 21 per cent. of its North American homes were developed on brownfield (previously developed) land (2005: UK: approximately 68 per cent., North America: approximately 17 per cent.). The Taylor Woodrow Group's construction business also undertakes regeneration projects and is currently working with Sandwell Homes and others to deliver a five year package of repairs and improvements to homes across six towns in the West Midlands.

(ii) affordable housing (homes built for registered social landlords or as part of key worker programmes) is becoming an increasing part of the Taylor Woodrow Group's business. Affordable housing increased as a proportion of the Taylor Woodrow Group's business from 13 per cent. in 2005 to 15 per cent. in 2006.

(iii) one source of the UK's carbon dioxide emissions, a major cause of climate change, is the energy that people use to heat, light and run their homes. During 2006, the Taylor Woodrow Group commissioned thermal photography to compare the energy efficiency of brand new homes with second-hand homes. The results showed that new homes are significantly more energy efficient than those built 20 or 30 years ago. The average SAP (Standard Assessment Procedure) rating for the Taylor Woodrow Group's UK homes was 97 in 2006 (2005: 98), against a maximum possible score of 120.[(1)]

(iv) the Taylor Woodrow Group has also taken a role in the deployment of the EcoHomes scheme (an environmental assessment method for house building and refurbishment). In 2006, designs for 950 homes to be built by Taylor Woodrow were certified to EcoHomes standards.[(2)]

As a major house builder, the Taylor Woodrow Group has a responsibility to play a key role in the sustainability debate. As such, the Taylor Woodrow Group contributed to the consultation on the UK Government's draft Code for Sustainable Homes and held its first sustainability conference.

The Group closely monitors the environmental performance of its business and has continual improvement initiatives underway in three key areas:

- the Taylor Woodrow Group successfully reduced the average amount of construction waste generated per UK home to 32.1 cu. yds and the associated cost of disposal to £291 (2005: 39.6 cu. yds and £351);

- the Taylor Woodrow Group reduced the carbon dioxide emissions from its UK operations (including those generated during the construction process, by its offices and showhomes and by its company vehicle fleet) from an estimated 20,204 tonnes in 2005 to an estimated 19,034 tonnes in 2006; and

- the Taylor Woodrow Group received a reduced total number of environmental prosecutions, notices and incidents during the year of 19 (2005: 29).

4. Community

The Taylor Woodrow Group contributes to local communities through voluntary projects and other activities. The Taylor Woodrow Group set itself the objective of further developing its community programmes during 2006.

Examples of the Taylor Woodrow Group's work with communities in the UK include:

- the Taylor Woodrow Group's ongoing relationship with the Charity Barnardo's through its "Building Futures" partnership, through which team members raised £11,447 for their local Barnardo's projects (2005: £4,913). Many other company events raised additional funding for Barnardo's of £26,000 (2005: £19,200);

- continuing the Taylor Woodrow Group's "Support the Team" programme, it donated £28,959 to match team members' charitable fund-raising efforts (2005: £35,918);

- rolling out the Taylor Woodrow Group's "Community in the Curriculum" initiative to schools neighbouring its developments in Scotland and the West Midlands; and

- developing policies for a company-wide process for community consultation.

[(1)] *This information has been accurately reproduced from the Government's Standard Assessment Procedure (SAP).*
[(2)] *This information has been accurately reproduced from the Building Research Establishment.*

The team in North America also supports the local community. Examples of the team's contributions during 2006 include:

- team members from Texas raised more than $50,000 in walks benefiting the Juvenile Diabetes Research Foundation;
- the team in southern California raised more than $25,000 for HomeAid Orange County, a non-profit organization that helps build and renovate shelters for the transitionally homeless men, women, and children in the community; and
- the Arizona division hosted an "Easter Egg-Stravaganza" for residents of one of its communities, which was attended by over 100 residents with their children.

5. Employees

5.1 The development of effective teams is vital to the Taylor Woodrow Group. The Taylor Woodrow Group is committed to recruiting and retaining a talented team that is motivated and focused to deliver and exceed its business objectives. This commitment is supported by regular benchmarking of the Taylor Woodrow Group's remuneration and benefits packages.

The Taylor Woodrow Group respects the rights of its people. It promotes:

- good and safe conditions at work;
- the development and best use of talent;
- equal opportunity employment; and
- involvement of its people in the planning and direction of their work.

The Taylor Woodrow Group strives to make its project sites and offices safe working environments. Its objective is to improve safety performance through awareness raising, monitoring and incentivisation.

In the UK, a programme of active monitoring for site safety and project performance is linked to bonus schemes for site managers and senior managers. During 2006, the Taylor Woodrow Group conducted:

- 1,382 site inspections, which measure how well project teams are implementing health and safety management (2005: 1,212); and
- 326 safety management audits, which measure how well project teams have planned the management of health and safety (2005: 342).

In 2006, the UK housing and construction businesses each received Gold Awards from the Royal Society for the Prevention of Accidents.[1] During 2006, the accident frequency rate was 0.34 accidents per 100,000 man hours (2005: 0.34).

In North America, the Taylor Woodrow Group conducts independent health and safety audits of all construction sites twice a year and sets continual improvement targets. The results of the 2006 audits were very good, with average scores of 93 per cent. exceeding the target of 88 per cent.

The Spanish business has achieved certification to the occupational health and safety management standard 18001. The standard has been successfully audited by Lloyds Register and is being promoted to contractors and suppliers.

Despite the Taylor Woodrow Group's commitment to advancing the quality of safety management processes, there were three fatalities in its operations during 2006.

[1] *This information has been accurately reproduced from the Royal Society for the Prevention of Accidents (RoSPA).*

People are a key strength of the Taylor Woodrow Group's business and their skills have been recognised in industry awards during 2006. Awards received by employees of the Taylor Woodrow Group included "Project Manager of the Year" for the National Assembly for Wales at the Chartered Institute of Building awards. 12 UK housing site managers received NHBC "Seal of Excellence" Awards, with three winning "Regional Awards" and going through to the UK final.[15][16]

5.2 Pensions

At 31 December 2006, the gross IAS19 deficit was £206 million (2005: £220 million). Net of deferred tax, the deficit was £144 million (2005: £154 million). Taylor Woodrow has completed discussions with the trustees of the main defined benefit pension scheme in the UK on the means of mitigating this deficit. Taylor Woodrow has agreed to increase its past service deficit funding payments from £4.8 million per annum to £20 million per annum for a period of ten years. This increase relates to cash flow, and profit from operations will not be affected. The fund was closed to future accrual for existing members on 1 December 2006.

6. Current trading and prospects

In the UK, market conditions remain robust and the Taylor Woodrow business reflects this. Taylor Woodrow has achieved a slightly higher number of reservations in the year to date compared to the equivalent period of 2006, along with a reduction in cancellation rates. Site openings are on track to deliver the anticipated 5 per cent. increase in average sites and Taylor Woodrow remains confident for the full year. However, in line with its comments at the year end, Taylor Woodrow expects profit timing in 2007 to be weighted to the second half.

Sales rates in North America overall are running at a higher level than in the second half of 2006, although prices remain weak and market conditions continue to vary considerably across Taylor Woodrow's key markets. Conditions remain good in its markets in Texas and Canada and the Arizona market is stabilising. However, market weakness persists in California and particularly Florida and conditions have worsened in certain submarkets within those states.

The spring selling season for Taylor Woodrow's high-rise tower division in Florida has been very poor. While the locations of its sites are excellent the high-rise market has weakened significantly and Taylor Woodrow has therefore taken the decision to save costs by suspending sales efforts for this business until market conditions improve. This decision will result in a one-off non-cash provision of £15.5 million relating to Taylor Woodrow's land holdings in this sector. In addition, Taylor Woodrow intends to take a further £9.5 million provision to reflect weakness in certain local markets in Southern California and Florida.

Taylor Woodrow remains cautious in the land market across North America and has reduced its level of spend compared to last year. However, Taylor Woodrow is ready to take advantage of opportunistic deals as they might emerge later in the year and continue to be confident in the prospects for the business in the medium-term.

As disclosed in its 2006 Report and Accounts, a jury trial in Florida awarded damages against several US-based Taylor Woodrow subsidiaries totalling £22.7 million in November 2006. On 4 April 2007, the judge ruled on post-trial motions filed by Taylor Woodrow and reduced the award to £13.9 million. Taylor Woodrow will be pursuing an appeal, but has provided £16.6 million this year against the potential liability including associated costs.

Spain and construction continue to trade in line with expectations.

Overall, the strength of Taylor Woodrow's performance in the UK is substantially offsetting the impact of ongoing market weakness in North America and, excluding the exceptional items in North America, the outlook for 2007 remains in line with Taylor Woodrow's expectations.

[15] *This information has been accurately reproduced from the Chartered Institute of Building.*
[16] *This information has been accurately reproduced from the National House-Building Council (NHBC).*

Part V – Part A: Capital Resources – Taylor Woodrow Group

1. Overview

Taylor Woodrow is a holding company whose principal assets are its investments in the shares of its subsidiaries and loans to those subsidiaries. The liquidity and capital resource requirements of each subsidiary vary in the light of its own financial position and activity. As well as holding these investments, Taylor Woodrow also raises the Taylor Woodrow Group's external financing.

As a holding company, Taylor Woodrow's principal source of funds are funds which may be raised from time to time from the issue of debt or equity securities and bank or other borrowings, as well as cash dividends received, and money borrowed, from its subsidiaries. The ability of Taylor Woodrow to pay the interest on external financing and overheads is dependent on its subsidiaries generating a positive cash flow from operations. The ability of Taylor Woodrow and its subsidiaries to pay dividends is dependent on the availability of distributable reserves in each relevant company.

2. Capitalisation and indebtedness

The following tables show the capitalisation of the Taylor Woodrow Group as at 31 December 2006 and the total indebtedness and net indebtedness of the Taylor Woodrow Group as at 31 March 2007. There have been no material changes to the capitalisation figures since 31 December 2006. The figures for capitalisation have been extracted without material adjustment from Taylor Woodrow's consolidated audited financial statements for the year ended 31 December 2006.

	£m
Total capitalisation and indebtedness	
Current debt – unsecured	16.0
– secured	5.8
Non-current debt – unsecured	761.7
– secured	2.2
Total indebtedness (as at 31 March 2007)[1]	785.7
Shareholders' equity (excluding retained earnings)[2]	
Share capital	148.5
Share premium	758.8
Other reserves	(18.1)
Total capitalisation (as at 31 December 2006)	889.2

(1) This information is unaudited and has been extracted from the underlying accounting records of the Taylor Woodrow Group as at 31 March 2007.

(2) Shareholders' equity does not include the profit and loss account reserve.

(3) The Taylor Woodrow Group also has derivatives not reflected in the anaysis above with the following fair values as at 31 March 2007:

Derivatives	**Asset (Liability) £m**
Assets	*14.9*
Liabilities	*(8.7)*
Net assets	*6.2*

Net indebtedness as at 31 March 2007[1]

The following table details the net financial indebtedness of the Taylor Woodrow Group as at 31 March 2007:

	£m
Cash	84.5
Cash equivalents	—
Total liquidity	84.5
Current bank debt (secured and unsecured)	(19.3)
Other current loans (unsecured)	(2.5)
Current financial debt	(21.8)
Net current financial indebtedness	(62.7)
Non-current bank loans (secured and unsecured)	(153.2)
Other non-current loans (unsecured)	(610.7)
Non-current financial indebtedness	(763.9)
Net financial indebtedness	(701.2)

(1) This information is unaudited and has been extracted from the underlying accounting records of the Taylor Woodrow Group as at 31 March 2007.

3. Contingent and indirect indebtedness

Taylor Woodrow and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the Taylor Woodrow Group's own contracts and given guarantees in respect of the Taylor Woodrow Group's share of certain contractual obligations of joint ventures.

4. Cash flow analysis

	IFRS		
	Year to 31 December		
	2006 £m	2005 £m	2004 £m
Net cash from operating activities	57.0	130.2	198.1
Investing activities			
Interest received	9.1	8.3	6.3
Dividends received from joint ventures	22.6	3.0	2.2
Proceeds on disposal of properties, plant and investments, including joint venture	48.0	13.9	189.9
Purchases of properties, plant and investments	(6.7)	(6.3)	(8.5)
Amounts invested in joint ventures	(9.2)	(22.8)	(21.2)
Amounts repaid by joint ventures	5.3	27.2	12.5
Net cash from investing activities	69.1	23.3	181.2
Financing activities			
Equity dividends paid	(79.7)	(71.3)	(53.9)
Dividends paid by subsidiaries to minority shareholders	(0.1)	(0.9)	(0.7)
Issue of ordinary share capital	3.3	9.8	3.7
Proceeds from sale of own shares	15.9	7.3	3.2
Purchase of own shares	(12.4)	—	(50.3)
Redemption of preference shares			(100.0)
New debenture loans raised	—	1.8	334.4
New bank loans raised	608.7	410.2	339.4
Repayment of debenture loans	(4.3)	(18.5)	(116.6)
Repayment of bank loans	(600.9)	(416.2)	(771.4)
Decrease in bank overdrafts	(2.7)	(2.3)	6.0
Net cash used in financing activities	(72.2)	(80.1)	(406.2)
Net increase/(decrease) in cash and cash equivalents	53.9	73.4	(26.9)
Cash and cash equivalents at beginning of year	197.3	114.9	143.8
Effect of foreign exchange rate changes	(14.7)	9.0	(2.0)
Cash and cash equivalents at end of year	236.5	197.3	114.9

The selected cash flow information presented for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 has been prepared in accordance with IFRS and has been extracted from the Taylor Woodrow Group's audited financial statements for the years ended 31 December 2005 and 31 December 2006.

The Taylor Woodrow Group's major sources of funds over the period have been generated from operations along with the liquidation of the commercial and investment property portfolio, most notably in 2004 when the St Katharine's Estate, based in London, was sold.

Cash generated from operations is typically reinvested in operational activities, with increases in inventories in 2004 of £12.2 million, 2005 of £204.9 million and 2006 of £347.5 million. The main cash flow movements from non-operating activities consist of tax and dividend payments. Tax payments were £98.4 million, £153.7 million and £95.2 million for the years ended 31 December 2004, 2005 and 2006 respectively. Dividend payments were £53.9 million, £71.3 million and £79.7 million for the years ended 31 December 2004, 2005 and 2006 respectively. In 2004, the Taylor Woodrow Group undertook two notable transactions. First, a share buyback, at an aggregate cost of £50.3 million. The buyback of these shares fulfilled the Company's stated intention to consider returning £100 million to shareholders following the acquisition of Bryant Group plc in 2001 (the first tranche of £50 million having been repurchased in 2001). Secondly, £100 million worth of preference shares issued at the time of the acquisition of Wilson Connolly plc in 2003 were redeemed.

Cash generated from operational activities amounted to £198.1 million in 2004, £130.2 million in 2005 and £57.0 million in 2006.

As a result of the movements detailed in the table above, the net (debt)/cash position of the Taylor Woodrow Group moved from £114.9 million at 31 December 2004 to £197.3 million at 31 December 2005 to £236.5 million at 31 December 2006.

5. Funding arrangements and treasury policies

The Taylor Woodrow Group operates within policies and procedures approved by the Taylor Woodrow Board. The capitalisation policy establishes parameters for the consolidated capital structure together with guidelines in respect of interest and currency translation exposures. The Taylor Woodrow Group seeks to match long-term assets with long-term funding and short-term assets with short-term funding. Strict controls are exercised on the use of financial instruments in managing the Taylor Woodrow Group's financial risk. The objectives are to ensure sufficient liquidity is maintained to meet foreseeable needs and to invest cash assets safely and profitably. The Taylor Woodrow Group does not undertake speculative or trading activity in financial instruments or foreign currencies.

Interest coverage (operating profit divided by net finance cuts) was 7.3 times in 2006 and the gearing ratio (net debt divided by shareholders' funds) was 19 per cent. at 31 December 2006.

The Taylor Woodrow Group maintains a balance between certainty and flexibility through the use of term borrowings, overdrafts and committed revolving credit facilities with a range of maturity dates. It is the Taylor Woodrow Group's policy to maintain committed facilities or borrowings with staggered maturity dates to ensure continuity of funding.

The Taylor Woodrow Group has committed revolving credit facilities of £612.5 million maturing on 31 August 2007 of which £441.2 million remained undrawn at 31 March 2007. In addition, the Taylor Woodrow Group has £250 million Eurobonds maturing on 7 February 2012, £200 million Eurobonds maturing on 24 May 2019, US$75 million private placement notes maturing on 28 June 2011, US$175 million private placement notes maturing on 28 June 2014 and US$81 million private placement notes maturing on 7 April 2008.

Treasury functions are centralised in the main geographic locations. All treasury operations must remain in compliance with Taylor Woodrow Group policy and are closely monitored by the Taylor Woodrow Group treasury department.

Equity, retained profits and long-term fixed interest debt are used primarily to finance goodwill, fixed assets and land. Short-term borrowings are required primarily to finance net current assets, other than landbank assets of more than one year, and work in progress and are therefore kept at a floating rate. Where possible, temporary cash balances made available by the construction business are used to reduce short-term borrowing requirements. The Taylor Woodrow Group also uses derivatives to manage interest rate exposure if economically appropriate.

A significant proportion of the Taylor Woodrow Group's capital employed is in currencies other than sterling with the result that currency movements can affect the balance sheet. Where appropriate, foreign currency translation exposure is reduced by financing overseas assets with borrowings of the same currency and by the use of derivatives.

PART B: CAPITAL RESOURCES – GEORGE WIMPEY GROUP

1. Overview

George Wimpey is a holding company whose principal assets are its investments in the shares of its subsidiaries and loans to those subsidiaries. The liquidity and capital resource requirements of each subsidiary vary in the light of its own financial position and activity. As well as holding these investments, George Wimpey also raises the George Wimpey Group's external financing and incurs the majority of corporate overheads.

As a holding company, George Wimpey's principal source of funds are funds which may be raised from time to time from the issue of debt or equity securities and bank or other borrowings, as well as cash dividends received, and money borrowed, from its subsidiaries. The ability of George Wimpey to pay the interest on external financing and overheads is dependent on its subsidiaries generating a positive cash flow from operations. The ability of George Wimpey and its subsidiaries to pay dividends is dependent on the availability of distributable reserves in each relevant company.

2. Capitalisation and indebtedness

The following tables show the capitalisation of the George Wimpey Group as at 31 December 2006 and the total indebtedness and net indebtedness of the George Wimpey Group as at 31 March 2007. There have been no material changes to the capitalisation figures since 31 December 2006. The figures for 31 December 2006 have been extracted without material adjustment from the consolidated audited financial statements for the year ended 31 December 2006.

Total capitalisation and indebtedness

	£m
Current debt – all unsecured	49.5
Non-current debt – all unsecured	628.2
Total indebtedness (as at 31 March 2007)[(1)]	677.7
Shareholders' equity	
Share capital	100.2
Share premium	117.6
Translation reserve	(2.9)
Total capitalisation (as at 31 December 2006)[(2)]	214.9

(1) This indebtedness information is unaudited and has been extracted from the underlying accounting records of the George Wimpey Group as at 31 March 2007.

(2) Shareholders' equity does not include the profit and loss account reserve.

Net indebtedness as at 31 March 2007[1]

The following table details the net financial indebtedness of the George Wimpey Group as at 31 March 2007:

	£m
Cash	22.4
Short term bank deposits	5.9
Total liquidity	28.3
Current bank debt (unsecured)	(49.5)
Current financial debt	(49.5)
Net current financial indebtedness	(21.2)
Non-current bank loans (unsecured)	(338.8)
Non-current private placement (unsecured)	(290.7)
Bank fees	1.3
Non-current financial indebtedness	(628.2)
Net financial indebtedness	(649.4)

(1) This information is unaudited and has been extracted from the underlying accounting records of the George Wimpey Group as at 31 March 2007.

(2) The amount of accrued interest included in the above as at 31 March 2007 was £8.3m.

(3) The George Wimpey Group also has derivatives not reflected in the analysis above with the following fair values as at 31 March 2007:

Interest rate swaps	Asset/ (Liability) £m
Assets	*5.4*
Liabilities	*(1.5)*
Net assets	*3.9*

3. Contingent and indirect indebtedness

George Wimpey and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the George Wimpey Group's own contracts.

4. Cash flow analysis

	2006 £m	2005 £m	2004 £m
Net cash flows from operating activities	153.7	115.6	37.9
Investing activities			
Purchase of intangibles and property, plant and equipment	(16.5)	(18.5)	(13.4)
Proceeds from sale of property, plant and equipment	2.4	1.6	1.8
Acquisition – deferred consideration	—	(0.2)	—
Loans to joint ventures	(5.3)	(12.3)	(7.4)
Net cash used in investing activities	(19.4)	(29.4)	(19.0)
Financing activities			
Increase in borrowings	53.9	23.8	12.1
Repayment of borrowings	(5.2)	(34.9)	(5.2)
Net proceeds from issue of ordinary share capital	2.8	5.3	4.5
Dividends paid to ordinary shareholders	(58.2)	(53.7)	(33.7)
Net cash used in financing activities	(6.7)	(59.5)	(22.3)
Effect of exchange rates	(4.7)	3.7	(1.1)
Net increase/(decrease) in cash and cash equivalents	122.9	30.4	(4.5)
Cash and cash equivalents at start of period	38.2	7.8	12.3
Cash and cash equivalents at end of period	161.1	38.2	7.8

The selected cash flow information presented for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 has been prepared in accordance with IFRS and has been extracted from the George Wimpey Group's audited financial statements for the years ended 31 December 2005 and 31 December 2006.

The George Wimpey Group's major sources of funds over the period have been generated from operations. Cash generated from operations is typically reinvested in operational activities, with increases in inventories in 2004 of £289.6 million, 2005 of £285.0 million and 2006 of £207.8 million.

The other major funding movements are often reflected in trade and other payables and in particular land payables which increased by £226.8 million during 2006. The main cash flow movements from non-operating activities consist of tax and dividend payments. Tax payments were £91.3 million, £117.7 million and £106.7 million for the years ended 31 December 2004, 2005 and 2006 respectively. Dividend payments were £33.7 million, £53.7 million and £58.2 million for the years ended 31 December 2004, 2005 and 2006. Cash generated from operational activities amounted to £37.9 million in 2004, £115.6 million in 2005 and £153.7 million in 2006. As a result of the movements detailed in the table above, the net debt position of the George Wimpey Group moved from £520.9 million at 31 December 2004 to £521.9 million at 31 December 2005 to £387.1 million at 31 December 2006.

Cash and cash equivalents are held in Sterling and US Dollars.

5. Funding arrangements and treasury policies

The George Wimpey Group finances itself through a combination of retained profits, bank loans and long-term loans in the form of private placements with a group of US insurance companies. All loans and banking relationships are managed centrally through the Group treasury department.

As at the date of this document the George Wimpey Group had committed revolving credit and term loan facilities from banks totalling £1,110 million of which £771 million was undrawn. £15 million of these fall due for renewal within one year and the remainder between two and five years. All of these facilities contain provisions for termination in the event of a change of control.

Private placements totalled $511 million and £30 million, with maturity dates as follows:

Amount	Maturity Date
$35 million	24 October 2009
$110 million	5 November 2009
$35 million	3 May 2011
$70 million	5 November 2012
£30 million	5 November 2012
$25 million	3 May 2013
$28 million	4 August 2013
$110 million	5 November 2014
$38 million	4 August 2015
$30 million	5 November 2017
$30 million	4 August 2018

There are no change of control provisions in the private placements.

The George Wimpey Group uses derivatives to generate the appropriate balance between fixed, capped and floating interest rate profiles. It is not the George Wimpey Group's policy to trade actively in derivatives or to use more complex derivatives.

The George Wimpey Group's Treasury Committee is responsible for developing and recommending policy to the George Wimpey Board and for monitoring the George Wimpey Group's finance risks. The main financial risks are liquidity, interest rate, foreign exchange currency risk and credit risk.

Interest coverage (operating profit divided by net finance costs) was 7.0 times in 2006 and the gearing ratio (net debt divided by shareholders' funds) was 23 per cent. at 31 December 2006.

Liquidity risk

The George Wimpey Group maintains adequate committed borrowing facilities, as set out above, to ensure that seasonal borrowing can be accommodated whilst maintaining prudent headroom and that a range of development plans can be financed.

Interest rate risk

The George Wimpey Group aims to limit its exposure to fluctuations in the cash interest cost of servicing its debt by using fixed rate borrowings, interest rate swaps and options. The most adverse scenario for the George Wimpey Group is a significant increase in interest rates which would weaken the housing market at the same time as increasing borrowing costs.

To mitigate this economic risk most effectively, the George Wimpey Group manages with regard to average forecast level of borrowings in each currency rather than forecast year end borrowings. This has resulted in fixed rate borrowings slightly above year end borrowings, particularly in pound sterling, which is the currency with the greatest seasonal movement in the amount of borrowing.

The George Wimpey Group continues to hedge interest rate exposure to reduce the economic impact on the business of interest rate movements, even if such hedges do not meet the strict prescriptive conditions to adopt hedge accounting under accounting standard IAS39. During 2006, the George Wimpey Group's interest rate derivatives reduced the payments for interest marginally and the value of the George Wimpey Group's derivatives rose by £5.6 million as a result of an expected less favourable interest rate environment in the future.

Currency risk

The George Wimpey Group's principal currency risk is the translation of its investment in Morrison Homes. Policy is to match, as far as practicable, its US dollar denominated assets with US dollar denominated debt.

Consequently movement in the pound sterling/US dollar exchange rate has had little effect on the George Wimpey Group's shareholders' funds, though it has affected the pound sterling value of year end debt as well as reported revenue and profit before tax.

Credit risk

The George Wimpey Group has no significant concentration of credit risk. Financial counterparties are subject to pre-approval by the Treasury Committee. The amount of exposure to any individual counterparty is subject to a limit which is reassessed annually.

The George Wimpey Group continues to manage its exposure to the risk related to major inner-city developments by arranging joint ventures and financing the schemes with non-recourse project risk facilities. All four such joint ventures are performing satisfactorily and they contributed a total of £7.6 million after tax to the George Wimpey Group's profit in 2006.

Further quantitative information relating to the George Wimpey Group's debt and financial instruments as at 31 December 2006 is given in notes 16 and 17 to the financial statements contained in Part VII of this document.

There has been no material change to that information since 31 December 2006, except as disclosed in this Part B.

PART C: CAPITAL RESOURCES – TAYLOR WIMPEY GROUP

Taylor Woodrow has entered into a five year £1.65 billion multicurrency revolving credit facility. This new facility replaces Taylor Woodrow's existing £800,000,000 credit facility agreement and certain existing George Wimpey facilities respectively. Accordingly, drawings under this new facility are to be used first to repay or prepay amounts owing under the existing Taylor Woodrow and George Wimpey facilities and thereafter can be used:

(a) for working capital and general corporate purposes;

(b) to refinance or provide cash cover in relation to certain performance bonds; and

(c) to provide instruments (such as letters of credit and performance bonds) up to a principal value of £100 million.

The new facility contains customary representations and warranties, affirmative and negative covenants (including gearing and interest cover ratios), indemnities and events of default with appropriate carve-outs and materiality thresholds.

Further details of this new facility are given in paragraph 8.1 of Part XI.

It is intended that Taylor Woodrow's £250 million 2012 Bonds and £200 million 2019 Bonds, its US$250 million private placement notes and the US$81 million private placement notes issued by its subsidiary, Taylor Woodrow Developments Limited, (each described in paragraph 8.1 of Part XI) will continue to be available to the Taylor Wimpey Group following the Effective Date. It is further intended that all of George Wimpey's private placement notes (totalling US$511 million and £30 million and listed in paragraph 4 of Part B of this Part V) will continue to be available to the Taylor Wimpey Group following the Effective Date.

The current treasury policies will continue to apply until reviewed following completion of the Merger.

Part VI – Historical Financial Information relating to Taylor Woodrow

1. Basis of financial information

The financial statements of Taylor Woodrow included in the Annual Report and Accounts for the financial years ending 31 December 2004, 2005, and 2006, together with the audit reports thereon are incorporated by reference into this document. The audit reports for each of the financial years ending 31 December 2004, 2005, and 2006 were unqualified.

The financial statements for the year ended 31 December 2006 and the financial statements for the year ended 31 December 2005 (including the restated comparative figures for the year ended 31 December 2004) were prepared in accordance with IFRS. The financial statements for the year ended 31 December 2004 were prepared in accordance with UK GAAP.

2. Cross reference list

The following list is intended to enable investors to identify easily specific items of information which have been incorporated by reference into this document.

2.1 Financial statements for the year ended 31 December 2004 and the audit report thereon

The page numbers below refer to the relevant pages of the Annual Report and Accounts of Taylor Woodrow for the financial year ended 31 December 2004:

2.2 Financial statements for the year ended 31 December 2005 and the audit report thereon

The page numbers below refer to the relevant pages of the Annual Report and Accounts of Taylor Woodrow for the financial year ended 31 December 2005:

2.3 Financial statements for the year ended 31 December 2006 and the audit report thereon

The page numbers below refer to the relevant pages of the Annual Report and Accounts of Taylor Woodrow for the financial year ended 31 December 2006:

- Consolidated income statement – page 51
- Consolidated balance sheet – page 53
- Consolidated cash flow statement – page 54
- Notes to the consolidated financial statements – pages 55 to 78
- Independent auditors' report – page 47
- Accounting policies – pages 48 to 50

Part VII – Historical Financial Information relating to George Wimpey

1. Basis of financial information

The following tables set out the audited consolidated financial information of George Wimpey for the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006. The auditors' report of PricewaterhouseCoopers LLP for each of these three years was unqualified and did not contain a statement under section 237(2) or 237(3) of the Companies Act.

The financial information for the years ended 31 December 2004, 2005 and 2006 set out in this Part VII had been extracted without material adjustment from the audited consolidated statements of George Wimpey for each year.

The financial statements for the year ended 31 December 2006 and the financial statements for the year ended 31 December 2005 (including the restated comparative figures for the year ended 31 December 2004) were prepared in accordance with IFRS. The financial statements for the year ended 31 December 2004 were prepared in accordance with UK GAAP.

For the years ended 31 December 2006, 31 December 2005 and 31 December 2004, no material adjustments to the financial statements of the George Wimpey Group are required to achieve consistency with the accounting policies of the Taylor Woodrow Group.

In this Part VII only, the terms "Parent", "Company" or "Parent Company" refer to George Wimpey and the term "Group" refers to the George Wimpey Group. In addition, in this Part VII, references to the "Directors" are taken to be references to the directors of George Wimpey.

2. Cross reference list

The following list is intended to enable investors to identify easily specific items of information which have been incorporated by reference into this document.

2.1 Financial statements for the year ended 31 December 2004 and the audit report thereon

The page numbers below refer to the relevant pages of the Annual Report and Accounts of George Wimpey for the financial year ended 31 December 2004:

- Independent auditors' report – page 47

2.2 Financial statements for the year ended 31 December 2005 and the audit report thereon

The page numbers below refer to the relevant pages of the Annual Report and Accounts of George Wimpey for the financial year ended 31 December 2005:

- Independent auditors' report – page 43

2.3 Financial statements for the year ended 31 December 2006 and the audit report thereon

The page numbers below refer to the relevant pages of the Annual Report and Accounts of George Wimpey for the financial year ended 31 December 2006:

- Independent auditors' report – page 51

(i) Audited consolidated financial information of George Wimpey for the year ended 31 December 2004

GROUP PROFIT AND LOSS ACCOUNT
For the years ended 31 December

	Note	2004 £m	2003 £m
Turnover	1	3,005.7	2,878.5
Cost of sales		(2,341.1)	(2,284.8)
Gross profit		664.6	593.7
Administrative expenses		(163.9)	(163.9)
Group operating profit	2	500.7	429.8
Share of operating loss of joint ventures		(0.3)	—
Profit on ordinary activities before interest	1	500.4	429.8
Interest – net payable	3	(49.7)	(51.6)
Profit on ordinary activities before taxation		450.7	378.2
Tax on profit on ordinary activities	4	(139.7)	(117.3)
Profit for the financial year		311.0	260.9
Dividends	5	(62.4)	(46.7)
Retained profit for the year	27	248.6	214.2
Earnings per ordinary share – basic	6	80.8p	68.5p
Earnings per ordinary share – diluted	6	79.7p	67.1p
Dividends per ordinary share	5	16.0p	12.25p

All turnover and profit on ordinary activities arose from continuing operations.

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES
For the years ended 31 December

	Note	2004 £m	2003 £m
Profit for the financial year		311.0	260.9
Currency translation differences on foreign currency net investments	27	(1.7)	(1.6)
Total recognised gains for the year		309.3	259.3

BALANCE SHEETS
At 31 December

	Note	Group 2004 £m	Group 2003 £m Restated	Parent 2004 £m	Parent 2003 £m
Fixed assets					
Intangible assets	2	4.7	5.2	—	—
Tangible assets	10	24.2	21.2	—	—
Investments in subsidiary undertakings	11	—	—	1,672.3	1,395.4
Investments in joint ventures:	12				
Share of gross assets		39.5	—	—	—
Share of gross liabilities		(39.9)	—	—	—
Share of net liabilities		(0.4)	—	—	—
Loans to joint ventures	12	7.4	—	—	—
		35.9	26.4	1,672.3	1,395.4
Current assets					
Stock	13	2,655.4	2,365.8	—	—
Debtors	14	133.5	118.8	2,007.8	1,983.7
Cash at bank and in hand	30	19.5	23.6	0.2	0.1
		2,808.4	2,508.2	2,008.0	1,983.8
Creditors: amounts falling due within one year	15	(770.4)	(735.6)	(2,150.1)	(1,903.7)
Net current assets/(liabilities)		2,038.0	1,772.6	(142.1)	80.1
Total assets less current liabilities		2,073.9	1,799.0	1,530.2	1,475.5
Creditors: amounts falling due after more than one year	16	(608.3)	(603.0)	(879.8)	(857.7)
Provisions for liabilities and charges	25	(26.5)	(27.6)	(3.1)	(3.2)
Assets employed		1,439.1	1,168.4	647.3	614.6
Represented by:					
Capital and reserves					
Called-up share capital	26	97.9	96.0	97.9	96.0
Share premium account	27	111.8	109.2	111.8	109.2
Profit and loss account	27	1,229.4	963.2	437.6	409.4
Equity shareholders' funds		1,439.1	1,168.4	647.3	614.6
Shareholders' funds per ordinary share	6	368p	304p		
Gearing	17	36%	45%		

The accounts were approved by the Board on 22 February 2005 and are signed on their behalf by:

John Robinson — *Chairman Group*

Andrew Carr-Locke — *Finance Director*

GROUP CASH FLOW STATEMENT
For the years ended 31 December

	Note	2004 £m	2003 £m Restated
Net cash inflow from operating activities before land expenditure	28	1,111.3	1,084.3
Land expenditure (net of decrease in land creditors)	28	(935.1)	(853.5)
Cash inflow from operating activities	28	176.2	230.8
Returns on investments and servicing of finance	29	(49.2)	(43.2)
Taxation		(91.3)	(118.1)
Capital expenditure and financial investment	29	(19.0)	(6.3)
Acquisitions and disposals	29	—	(214.7)
Equity dividends paid		(33.7)	(25.4)
Cash outflow before use of liquid resources and financing		(17.0)	(176.9)
Management of liquid resources	30	2.4	10.0
Financing	29	13.6	148.9
Decrease in cash in the year		(1.0)	(18.0)
Reconciliation of net cash flow to movement in net debt			
Decrease in cash in the year	30	(1.0)	(18.0)
Cash inflow from increase in debt	30	(9.1)	(154.0)
Cash inflow from decrease in liquid resources	30	(2.4)	(10.0)
Exchange adjustments	30	20.8	28.4
Movement in net debt in the year	30	8.3	(153.6)
Net debt at 1 January	30	(529.2)	(375.6)
Net debt at 31 December	30	(520.9)	(529.2)

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS
For the years ended 31 December

	Note	2004 £m	2003 £m Restated
Profit for the financial year		311.0	260.9
Dividends	5	(62.4)	(46.7)
		248.6	214.2
Currency translation differences on foreign currency net investments	27	(1.7)	(1.6)
Shares allotted under employee share schemes	26, 27	4.5	3.4
Credit in respect of employee share schemes	27	0.7	5.3
Shares purchased in respect of employee share schemes		—	(8.5)
Scrip dividend	27	18.6	11.3
Contribution to Quest		—	(0.3)
Net increase in shareholders' funds		270.7	223.8
1 January – shareholders' funds as previously stated		1,170.0	943.0
Prior year adjustment		(1.6)	1.6
1 January – shareholders' funds restated		1,168.4	944.6
Shareholders' funds at 31 December		1,439.1	1,168.4

ACCOUNTING POLICIES

Basis of preparation

The Group Accounts are prepared on the historical cost basis of accounting. They have been drawn up in accordance with applicable accounting standards in the United Kingdom.

The Group has adopted UITF 38 ("Accounting for ESOP Trusts") during the year. Details of the impact on reserves brought forward are set out in note 27. The Balance Sheet at 31 December 2003 has been restated to comply with the requirements of UITF 38.

Basis of consolidation

The Group Accounts consolidate the accounts of George Wimpey Plc and all its subsidiary undertakings drawn up to 31 December each year.

Joint ventures

The results of undertakings in which the Group holds an interest and jointly controls with other parties are accounted for using the gross equity method of accounting.

Turnover

Housing turnover comprises the value of new houses and land sales legally completed during the year. Other turnover is based on the invoiced value of goods and services supplied during the year. Turnover excludes value added tax and intra-group turnover.

Profit

Operating profit comprises new houses and land sales. Housing profit is taken only when legal completion has taken place.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation of each asset to its residual value evenly over its expected useful life as follows:

Offices occupied by the Group:

- Freehold buildings and long leaseholds in excess of 50 years

  – over 50 years

- Short leaseholds

  – over the period of the lease.

Plant and equipment:

  – over the expected useful life of the assets ranging mainly from 3 to 5 years.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Historical goodwill has been written off to reserves in the year in which it arose. Goodwill arising on acquisitions after 1998 is capitalised, and amortised through the profit and loss account over its useful economic life.

Deferred Taxation

Deferred taxation is recognised in respect of all timing differences that have originated but not been reversed by the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred taxation assets are recognised to the extent that they are regarded as recoverable and have not been discounted. Deferred tax assets and liabilities are calculated using the tax rates that have been enacted or substantively enacted by the balance sheet dates.

Stock

Land held for development and construction work in progress are valued at the lower of cost and net realisable value. Other stock comprises materials, equipment and goods for resale valued at the lower of cost and net realisable value. Cost includes appropriate overheads.

Retirement benefits

Pension costs are charged to the profit and loss account so as to spread the cost of pensions at a substantially level percentage of payroll costs over the expected lives of members.

Operating leases

Operating lease rentals are charged to the profit and loss account in equal amounts over the lease term.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at closing rates of exchange or the relevant forward rate where applicable. All differences are taken to the profit and loss account. On consolidation, the trading results of overseas subsidiary undertakings are translated at the average rate for the year and the balance sheets at the closing rate. Exchange differences arising on the retranslation of opening balance sheets, together with the difference between profit and loss accounts translated at average rates and closing rates, are dealt with through reserves.

Translation differences on intra-group currency loans and foreign currency borrowings, to the extent that they are used to finance or provide a hedge against Group equity investments in foreign enterprises, are taken directly to reserves together with the exchange difference on the carrying amount of the related investments. All other translation differences are taken to the profit and loss account.

Financial instruments

Derivative foreign exchange instruments that are deemed hedges of specific foreign currency assets/ liabilities are matched against the underlying asset or liability. Derivative interest rate instruments are matched within interest payable or receivable over the life of the instrument or relevant interest period. Interest rate instruments are not recognised in the balance sheet. Changes in fair value of financial instruments are not recognised in the profit and loss account or balance sheet.

NOTES TO THE ACCOUNTS

1. Analysis by class of business

	Turnover		Group Profit on ordinary activities before interest		Assets employed	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m Restated
UK Housing						
– George Wimpey	1,975.9	1,933.2	365.5	330.1	1,384.2	1,132.7
– Laing Homes	324.7	336.8	43.1	41.7	324.7	323.1
Total UK	2,300.6	2,270.0	408.6	371.8	1,708.9	1,455.8
US Housing	705.0	608.4	102.7	72.3	320.5	277.7
Corporate	0.1	0.1	(10.9)	(14.3)	(27.1)	(3.7)
	3,005.7	2,878.5	500.4	429.8	2,002.3	1,729.8
Dividends					(42.3)	(32.2)
Net debt					(520.9)	(529.2)
Assets employed					1,439.1	1,168.4

No breakdown by geographical area is shown because the analysis by class of business already follows geographical area in material respects. Turnover by origin is not materially different from turnover by destination.

UK housing includes, in respect of share of joint ventures, turnover of £nil (2003: £nil), loss on ordinary activities before interest of £0.3 million (2003: £nil) and assets employed of £0.4 million (liabilities) (2003: £nil).

Exchange rates used in respect of the United States $ were 1.83 (2003: 1.64) average and 1.92 (2003: 1.79) for the year end.

2. Operating profit

	Group	
	2004 £m	2003 £m
Operating profit is stated after:		
crediting		
– government grants receivable	—	0.6
charging		
– rentals under leases for land and buildings	(6.7)	(6.1)
– hire of plant and equipment	(19.7)	(20.2)
– auditors' remuneration – statutory audit services (parent company £nil (2003: £nil))	(0.4)	(0.4)
– auditors' remuneration – other	(0.1)	(0.1)
– depreciation	(7.8)	(7.3)
– amortisation of goodwill	(0.4)	(0.5)

Other remuneration of the auditors in 2004 comprised £65,000 for taxation compliance services and £70,000 for advice on International Accounting Standards (2003: £0.1 million for taxation compliance services).

Goodwill of £4.7 million (2003: £5.2 million) in the balance sheet relates to the acquisitions made in previous years of Laing Homes (amortised over twenty years) and Richardson Homes (Denver) (amortised over ten years) and is stated net of accumulated amortisation of £1.3 million and exchange movements of £0.5 million, of which £0.1 million relates to this year.

3. Interest – net payable

	Group 2004 £m	Group 2003 £m
Interest receivable	3.7	3.3
Interest payable and similar charges		
Bank loans and overdrafts	(31.8)	(27.2)
Other loans	(19.9)	(19.7)
Share of joint ventures' interest payable	(0.3)	—
Interest charged on provisions and creditors	(1.4)	(0.4)
	(53.4)	(47.3)
	(49.7)	(44.0)
Interest on discounted deferred consideration	—	(7.6)
	(49.7)	(51.6)

The interest on discounted deferred consideration in 2003 of £7.6 million related to the Laing Homes acquisition in 2002.

4. Tax on profit on ordinary activities

	Group 2004 £m	Group 2003 £m
United Kingdom		
Corporation tax	(100.9)	(94.2)
Share of joint ventures' corporation tax	0.2	—
Overseas		
Corporate tax	(42.3)	(27.8)
	(143.0)	(122.0)
Adjustment to prior period tax		
United Kingdom – corporation tax	4.6	9.2
Current taxation	(138.4)	(112.8)
Deferred taxation: origination and reversal of timing differences	(1.3)	(4.5)
	(139.7)	(117.3)

United Kingdom Corporation Tax is provided at 30% (2003: 30%) on taxable profit. Provision has been made for deferred taxation. Based on current tax rates and a similar proportion of UK and US profits, the future tax rate is likely to be at a broadly similar level to this year.

The current tax charge for the period is higher than the standard rate of corporation tax in the UK (30%), as explained below:

	2004 £m	2003 £m
Profit on ordinary activities before tax	450.7	378.2
Tax at standard rate of 30% (2003: 30%)	135.2	113.5
Effects of:		
Higher US tax rate	8.2	5.8
Impact of acquisitions and restructuring	—	4.1
Resolution of prior years' tax issues	(4.6)	(9.2)
Other differences	(0.4)	(1.4)
Current taxation	138.4	112.8

5. Dividends

	2004		2003	
	Pence per share	£m	Pence per share	£m
The following have been paid or proposed				
Interim paid	5.20	20.1	3.80	14.5
Final proposed (note 15)	10.80	42.3	8.45	32.2
	16.00	62.4	12.25	46.7

6. Earnings per ordinary share

Basic earnings per ordinary share is 80.8 pence (2003: 68.5 pence).The calculation of the basic earnings per ordinary share is based on the profit attributable to ordinary shareholders of £311.0 million (2003: £260.9 million) divided by the average number of shares in issue during the year of 384.8 million (2003: 380.6 million).

Diluted earnings per ordinary share is 79.7 pence (2003: 67.1 pence).The calculation is based on the profit attributable to ordinary shareholders divided by the average number of shares in issue plus the dilutive potential ordinary shares amounting to 5.6 million (2003: 8.4 million) shares. The dilutive potential ordinary shares relate to shares allotted under employee share schemes where the fair value price exceeds the option price.

The calculation of shareholders' funds per ordinary share is based on shareholders' funds for the Group at the end of the year divided by the number of shares in issue at the end of the year of 391.5 million (2003: 384.1 million).

7. Employee information

	Group	
	2004 £m	2003 £m
Staff costs (including Directors) comprise:		
Salaries and wages	183.8	186.6
Social security costs	17.0	16.3
Other pension costs	3.8	13.5
	214.6	216.4

Average number of persons (including Directors) employed by the Group during the year was:

	Number of Employees	
United Kingdom	5,069	5,115
Overseas	898	782
	5,967	5,897

8. Pension arrangements

The Group operates one defined benefit UK pension scheme and two overseas schemes. The assets of the schemes are held in separate Trustee administered funds. The largest, which is in the UK, is the George Wimpey Staff Pension Scheme (the Scheme), and is of the funded, defined benefit type and is closed to new entrants (for new employees in the UK, George Wimpey pays contributions into stakeholder pension arrangements).The Trustees are George Wimpey Pension Trustees Limited and the Law Debenture Trust Corporation Plc. The Scheme is subject to triennial valuation by independent actuaries, the last such

valuation being carried out as at 5 April 2002, using the projected unit method. Details of this valuation are described below.

The actuarial assumptions which have the most significant effect are those relating to return on investment, the rate of increase in salaries and the assumed rate of pension increases. In the 5 April 2002 valuation it was assumed that the investment return prior to retirement would exceed price inflation by 4.5% per annum, and post retirement by 3.5% per annum. Salary increases were assumed to exceed price inflation by 2.0% per annum. Pension increases were assumed to be in line with price inflation. The market value of assets was £523 million, and this figure was 8% below the amount required to cover the benefits that had accrued to the members after allowing for expected future increases in earnings. The shortfall under the SSAP 24 assumption is allocated to operating profit over the average remaining service life of current employees.

The Group has paid contributions of £22.5 million to the Scheme in 2004. Employee contributions for Laing Homes Scheme members are being phased in up to 1 January 2006. As part of the terms of their transfer these members paid reduced employee contributions equal to 2% in 2004.

No significant improvements in benefits were made in 2004. Contributions in respect of non-Laing Homes employees were paid at a rate of 31.8% of scheme salary during 2003 (21.2% of scheme salary from 1 November 2003 for former Laing Homes employees). Contributions to the Scheme in respect of non-Laing Homes employees have been made equivalent to 13.2% of scheme salary plus £15 million in 2004. In respect of former Laing Homes employees, contributions were paid at a rate of 20.2% of scheme salary throughout 2004:

The total pension costs for the Group were £13.8 million (2003: £13.5 million) of which £0.6 million (2003: £0.8 million) related to overseas schemes. The prepayment in the balance sheet resulting from the difference in the amounts charged to the profit and loss account and the amounts paid to the Scheme was £26.9 million (2003: £15.4 million) and the deferred tax liability in respect of the prepayment was £8.1 million (2003: £4.6 million).

On a Financial Reporting Standard (FRS) 17 basis, the valuation position of the Scheme was updated from the most recent actuarial valuation to 31 December 2004 by a qualified independent actuary. The valuation at 31 December 2004 showed no overall change in the deficit from £130 million at 31 December 2003 after the related deferred tax asset. FRS 17 on Retirement Benefits requires the following disclosures in 2004:

	At 31/12/2004	At 31/12/2003	At 31/12/2002
Discount rate	5.4%	5.5%	5.60%
Rate of increase in salaries	4.6%	4.5%	4.35%
Rate of increase of deferred pensions	2.6%	2.5%	2.35%
Rate of increase of pensions in payment	2.6%	2.5%	2.35%
Inflation	2.6%	2.5%	2.35%

The assets in the Scheme and the expected long term rates of return are set out below:

	Expected long term rate of return At 31/12/2004	Value at 31/12/2004 £m	Expected long term rate of return At 31/12/2003	Value at 31/12/2003 £m	Expected long term rate of return At 31/12/2002	Value at 31/12/2002 £m
Equities	7.5%	182	7.8%	165	7.5%	170
Government Bonds	4.5%	283	4.8%	266	4.5%	182
Non-government Bonds	5.4%	118	5.5%	106	5.6%	100
Insurance Policies	5.4%	5	5.5%	5	5.6%	5
Cash	4.0%	2	4.0%	3	4.0%	27
Total market value of assets		590		545		484
Actual value of defined benefit liabilities		(775)		(730)		(648)
Deficit in the Scheme		(185)		(185)		(164)
Related deferred tax asset		55		55		49
Net pension liability		(130)		(130)		(115)

If the above amounts had been recognised in the accounts, the Group's net assets and profit and loss account reserve at 31 December 2004 would have been as follows:

	2004 £m	2003 £m Restated
Net assets		
Net assets	1,439.1	1,168.4
Less: SSAP 24 net pension asset	(18.8)	(10.8)
Add: FRS 17 net pension liability	(130.0)	(130.0)
Net assets including FRS 17 net pension liability	1,290.3	1,027.6
Profit and loss account reserve		
Profit and loss account reserve	1,229.4	963.2
Less: SSAP 24 net pension asset	(18.8)	(10.8)
Add: FRS 17 net pension liability	(130.0)	(130.0)
Profit and loss account reserve including FRS 17 net pension liability	1,080.6	822.4

	2004 £m	2003 £m
Analysis of the amount that would have been charged to operating profit:		
Service cost (including past service cost of nil)	(10.8)	(9.6)
Analysis of net return on pension Scheme assets that would have been charged to other financial income:		
Expected return on pension Scheme assets	31.6	27.7
Interest on pension Scheme liabilities	(39.6)	(35.8)
	(8.0)	(8.1)
Analysis of the amount that would have been recognised in statement of total recognised gains and losses:		
Actual return less expected return on assets	21.8	16.2
Experience gains and losses on liabilities	—	(3.7)
Changes in assumptions	(26.0)	(33.1)
Actuarial loss	(4.2)	(20.6)
Movement in deficit during the year:		
Deficit in Scheme at 31 December 2003	(185.0)	(164.0)
Movement in year:		
Service cost	(10.8)	(9.6)
Pension contributions	22.5	17.3
Net return on pension Scheme assets	(8.0)	(8.1)
Actuarial loss	(4.2)	(20.6)
Deficit in Scheme at 31 December 2004	(185.5)	(185.0)

	2004	2003	2002
History of experience gains and losses			
Difference between expected and actual returns on Scheme assets (£m)	21.8	16.2	(65.1)
Percentage of Scheme assets	4%	3%	(13%)
Experience gains and losses on Scheme liabilities (£m)	—	(3.7)	33.4
Percentage of Scheme liabilities	—	1%	(5%)
Total amount recognised in statement of recognised gains and losses (£m)	(4.2)	(20.6)	(94.4)
Percentage of Scheme liabilities	1%	3%	15%

9. Directors' remuneration

Details of Directors' emoluments are contained within the Remuneration Report on pages 41 to 46 of the Group's annual report and accounts for the year ended 31 December 2004 commencing with the paragraph entitled Pensions.

10. Tangible assets

	Group			
	Property Freehold £m	Property Leasehold £m	Plant and Equipment £m	Total £m
Cost				
1 January 2004	3.4	0.4	45.9	49.7
Exchange adjustments	—	—	(0.8)	(0.8)
Capital expenditure	—	0.3	13.0	13.3
Disposals	(0.3)	—	(5.6)	(5.9)
31 December 2004	3.1	0.7	52.5	56.3
Accumulated depreciation				
1 January 2004	1.6	0.1	26.8	28.5
Exchange adjustments	—	—	(0.3)	(0.3)
Disposals	(0.1)	—	(3.8)	(3.9)
Charge for the year	0.1	0.1	7.6	7.8
31 December 2004	1.6	0.2	30.3	32.1
Net book value				
31 December 2004	1.5	0.5	22.2	24.2
1 January 2004	1.8	0.3	19.1	21.2

Leasehold properties had terms of below 50 years at the balance sheet date.

11. Investments

	Group	Parent
	Investments in own shares	Investments in subsidiary undertakings
1 January 2004 as previously stated		
Cost	10.3	1,490.0
Provisions	(8.7)	(94.6)
Net book value	1.6	1,395.4
Prior year adjustment	(1.6)	—
1 January 2004 – restated	—	1,395.4
Movements		
Additions at cost	—	192.4
Exchange adjustment	—	(10.1)
Release of provisions against investment cost	—	94.6
31 December 2004		
Cost	—	1,672.3
Provisions	—	—
Net book value	—	1,672.3

In the opinion of the Directors the value of the Company's investments in its subsidiary undertakings is not less than the amount at which it is stated in the balance sheet. The Company's principal subsidiary undertakings are shown in note 33.

Additions at cost of £192.4 million is the sterling equivalent at the time of the transaction of a US$350 million investment funded by matching US$ borrowings.

12. Investments in joint ventures

The Group has two principal joint ventures:

GN Tower Limited (GNT) – The Group has a 50% shareholding in the Ordinary Share Capital of GW City Ventures Limited (GWCV), the remaining shareholding is ultimately held by Barclays PLC. GNT is a wholly owned subsidiary of GWCV and is undertaking the development of 257 residential and 18,000 sq ft of commercial/retail properties in the city centre of Manchester. The Group has made shareholder loans to GNT of £1.5 million and sold the land and associated development works to the joint venture for a cash sum of £17.5 million. The profit on sale of the land to GNT recognised in the profit and loss account totalled £1.8 million. Management fees charged to the joint venture in the year totalled £0.3 million. At 31 December 2004 the joint venture was financed by interest bearing unsecured shareholder loans amounting to £3.0 million, mezzanine interest bearing loans from the Group of £1.8 million repayable by September 2008 and non recourse interest bearing loans from Barclays Bank PLC repayable by June 2008 amounting to £11.8 million. Other than the shareholder and mezzanine loans referred to above there were no amounts outstanding to or from the joint venture at the year end.

North Central Management Limited (NCM) – The Group has a 50% shareholding in the Ordinary Share Capital of North Central Management (Holdings) Limited (NCMH), the remaining shares are ultimately held by Taylor Woodrow plc. NCM is a wholly owned subsidiary of NCMH and is undertaking the development of the Vizion7 development in Islington, London which includes 467 residential properties, 50 affordable houses and 60,000 sq ft of commercial/retail space. During the year the Group has advanced shareholder loans to NCM of £4.1 million. At 31 December 2004 NCM was financed by unsecured shareholder loans amounting to £8.2 million and non recourse interest bearing loans from Royal Bank of Scotland repayable by June 2008 of £19.0 million. Other than the shareholder loans referred to above there were no amounts outstanding to or from the joint venture at the year end.

13. Stock

	Group	
	2004 £m	2003 £m
Land held for development	1,940.5	1,728.6
Construction work in progress	654.4	577.8
Part exchange properties	25.6	28.4
Other stock	34.9	31.0
	2,655.4	2,365.8

14. Debtors

	Group 2004 £m	Group 2003 £m	Parent 2004 £m	Parent 2003 £m
Receivable within one year:				
– trade debtors	23.5	35.7	—	—
– amounts owed by subsidiary undertakings	—	—	1,881.5	1,690.3
– corporate taxation	—	—	6.8	5.0
– other debtors	75.7	52.3	0.3	0.5
– prepayments and accrued income	14.1	10.2	1.0	1.0
– deferred tax asset (note 24)	3.3	—	—	—
	116.6	98.2	1,889.6	1,696.8
Receivable after more than one year:				
– trade debtors	3.7	1.6	—	—
– amounts owed by subsidiary undertakings	—	—	118.2	286.9
– deferred tax asset (note 24)	5.7	11.0	—	—
– other debtors	7.5	8.0	—	—
	16.9	20.6	118.2	286.9
	133.5	118.8	2,007.8	1,983.7

15. Creditors: amounts falling due within one year

	Group 2004 £m	Group 2003 £m	Parent 2004 £m	Parent 2003 £m
Finance debt (note 17)	19.4	17.4	5.0	5.6
Trade creditors	137.4	124.5	—	—
Land creditors	205.5	234.5	—	—
Amounts owed to subsidiary undertakings	—	—	2,094.0	1,856.4
Accruals and deferred income	201.1	212.7	8.3	8.7
Corporate taxation	105.5	58.6	—	—
Other taxation and social security creditors	5.9	7.0	—	—
Other creditors	53.3	48.7	0.5	0.8
Proposed dividend (note 5)	42.3	32.2	42.3	32.2
	770.4	735.6	2,150.1	1,903.7

16. Creditors: amounts falling due after more than one year

	Group 2004 £m	Group 2003 £m	Parent 2004 £m	Parent 2003 £m
Finance debt (note 17)	521.0	535.4	521.0	535.4
Trade creditors	—	1.2	—	—
Land creditors	76.0	55.5	—	—
Amounts owed to subsidiary undertakings	—	—	358.8	322.3
Other creditors	11.3	10.9	—	—
	608.3	603.0	879.8	857.7

17. Finance debt

	Group		Parent	
	2004 £m	2003 £m	2004 £m	2003 £m
Secured finance debt				
Other loans	1.2	1.6	—	—
Unsecured finance debt				
US$ private placement ($54.2 million 2003 $63.8 million)	28.2	35.5	28.2	35.5
US$ private placement ($320 million and £30 million)	195.9	207.9	195.9	207.9
US$ private placement ($150 million)	78.1	85.3	78.1	85.3
Bank loans and overdrafts	237.0	222.5	223.8	212.3
	539.2	551.2	526.0	541.0
Total finance debt	540.4	552.8	526.0	541.0
Maturity of borrowings				
Under one year	19.4	17.4	5.0	5.6
Over one year and up to two years	5.0	5.4	5.0	5.4
Over two years and up to five years	224.4	160.3	224.4	160.3
Over five years	291.6	369.7	291.6	369.7
	540.4	552.8	526.0	541.0
Repayable over five years				
Repayable in full on maturity after five years	74.9	57.0	74.9	57.0
Repayable by instalments after five years	216.7	312.7	216.7	312.7
	291.6	369.7	291.6	369.7
Committed undrawn facilities				
Over two years and up to five years	540.0	525.0	540.0	525.0
Over five years	180.1	188.0	180.1	188.0
	720.1	713.0	720.1	713.0

Security – The loan of £1.2 million (2003: £1.6 million) is secured on current assets.

Terms of loans – The US$54.2 million (£28.2 million) private placement is divided into 2 separate tranches, US$19.2 million is repayable in 2 equal annual instalments commencing between 0 and 1 years and US$35 million is repayable in full on maturity between 4 and 5 years. The US$ private placement of US$320 million plus £30 million (£195.9 million) was arranged during 2002. US$110 million is repayable between 4 and 5 years, US$70 million plus £30 million is repayable between 7 and 8 years, US$110 million is repayable between 9 and 10 years and US$30 million is repayable between 12 and 13 years. The US$150 million private placement was arranged in 2003. $54 million is repayable between 5 and 6 years, US$28 million between 8 and 9 years, US$38 million between 10 and 11 years and US$30 million between 13 and 14 years. £1.2 million of other loans are repayable within one year. The unsecured bank loans and overdrafts are all repayable in full on maturity. £13.2 million (2003: £10.1 million) within 1 year, £148.9 million (2003: £155.0 million) over 2 years and up to 5 years, and £74.9 million (2003: £57.4 million) over 5 years.

The Group maintains central committed bank borrowing facilities (both drawn and undrawn) which total £945 million at December 2004 (2003: £925 million) and on which borrowings may be repaid and subsequently redrawn. £255 million of these facilities fall due for renewal in excess of 5 years, £690 million falls due between 2 and 5 years.

Gearing – Gearing is calculated by expressing finance debt less cash at bank and in hand as a percentage of shareholders' funds.

18. Finance debt interest rate and currency profile

The financial and treasury policy is described in the Financial Review on pages 26 to 28 of the Group's annual report and accounts for the year ended 31 December 2004. After taking into account the various interest rate and cross currency interest swaps entered into by the Group, the currency and interest rate exposures of the finance debt of the Group were:

	2004			2003		
	Fixed Rate £m	Floating Rate £m	Total £m	Fixed Rate £m	Floating Rate £m	Total £m
Sterling	180.0	43.0	223.0	220.0	43.0	263.0
US$	249.6	67.8	317.4	274.2	15.6	289.8
	429.6	110.8	540.4	494.2	58.6	552.8

	2004		2003	
	Weighted Average Fixed Rate	Weighted Average Years to Maturity of Fixed Rate	Weighted Average Fixed Rate	Weighted Average Years to Maturity of Fixed Rate
US $ Fixed Rate Borrowings	4.88%	4.9	4.91%	5.7
£ Fixed Rate Borrowings	5.82%	7.1	5.98%	6.7

Interest rates – US$35 million of the US$54.2 million private placement has effectively been swapped into floating US$ interest rates based on a margin over 6 months US$ LIBOR. The remaining US$19.2 million is at a fixed coupon averaging 8.6%.The US$320 million private placement is at a fixed averaged interest rate of 6.13%. US$100 million of this private placement has been swapped into rates which are fixed for approximately 2 years at a rate of 4.83% with the remaining period floating. US$10 million has been swapped into floating rates based on a margin over 6 months US$ LIBOR. The £30 million tranche of the private placement is at a fixed rate of 6.8%. The US$150 million private placement is swapped into floating rates with US$70 million fixed for one month at an average rate of 2.0% and US$80 million fixed for 1 year at an average rate of 2.74%.

Bank borrowings under 1 year (£13.2 million) are borrowings on short term facilities in the different currencies in which the Group has activities. These are at floating rates of interest based on margins over Base Rate or the equivalent short term measure in the currencies concerned. Bank borrowings in excess of 1 year (£223.8 million) are at floating rates of interest based on a margin over LIBOR in the currencies concerned. £150 million of floating rate bank borrowings have been fixed at a rate of 5.17% before margin. The average interest rate in 2004, calculated by dividing the net interest payable in the year on net borrowings by the average daily net borrowings, was 5.5% (2003: 5.4%).

19. Financial asset interest rate and currency profile

	Group	
	2004 £m	2003 £m
Cash deposits		
Sterling	0.2	0.1
US$	19.1	23.0
Other	0.2	0.5
	19.5	23.6

The cash deposits are at floating rates of interest, based on current short term money market rates.

20. Other financial assets/liabilities

	2004			2003		
	Fixed Rate £m	Non-Interest Bearing £m	Total £m	Fixed Rate £m	Non-Interest Bearing £m	Total £m
Other financial assets						
Sterling	—	5.9	5.9	—	6.2	6.2
US $	—	5.1	5.1	—	3.0	3.0
Other	0.2	—	0.2	0.4	—	0.4
	0.2	11.0	11.2	0.4	9.2	9.6

The weighted average interest rate on fixed rate other financial assets is 7.0% (2003: 7.0%).

The maturity of fixed rate other financial assets is between 1 and 5 years (2003: between 1 and 5 years), and the maturity of non-interest bearing financial assets is on average 3 years (2003: 3 years).

Other financial liabilities

	2004 £m	2003 £m
Sterling	(87.0)	(67.6)
US$	(0.3)	—
	(87.3)	(67.6)

£87.3 million (2003: £67.6 million) falls due between 1 and 8 years (2003: between 1 and 9 years). All other financial liabilities are non-interest bearing.

In addition to the above, the Group had rental guarantee provisions of £4.2 million (2003: £6.5 million) in respect of leasehold property meeting the definition of financial liabilities. These financial liabilities are considered to be floating rate financial liabilities as in establishing the provisions the cash flows have been discounted. All short term debtors and creditors have been excluded from the disclosures shown in notes 20, 21 and 23, as allowed under Financial Reporting Standard 13.

21. Interest rate and currency hedges

As explained in the Financial Review on pages 26 to 28 of the Group's annual report and accounts for the year ended 31 December 2004, the Group's policy is to hedge part of the interest rate risk and transactional currency exposure. Gains and losses on interest rate and currency hedges are not recognised until the exposure that is being hedged is itself recorded. Unrecognised and deferred gains and losses on interest and currency instruments used for hedging, and the movements therein, are as follows:

	Unrecognised			Deferred		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
Gains/Losses on hedges at 31 December 2003	5.4	(2.4)	3.0	—	(1.5)	(1.5)
Gains/Losses arising in previous years included in 2004 income	(3.7)	1.1	(2.6)	—	—	—
Gains/Losses arising before 31 December 2003 not included in 2004 income	1.7	(1.3)	0.4	—	(1.5)	(1.5)
Gains/Losses arising in 2004 not included in 2004 income	4.1	(1.6)	2.5	—	1.5	1.5
Gains/Losses on hedges at 31 December 2004	5.8	(2.9)	2.9	—	—	—
of which:						
Gains/Losses to be recognised in 2005	2.7	(0.4)	2.3	—	—	—
Gains/Losses to be recognised in 2006 or later	3.1	(2.5)	0.6	—	—	—

22. Currency exposure and analysis of net assets

The Group's principal subsidiaries have little transactional currency exposure as they neither export goods nor import any material amount of products nor have any significant level of intra-group trading or provision of services. Consequently, none of the principal subsidiaries has any material net foreign currency monetary assets/liabilities by reference to their local currencies and hence the amount of foreign exchange differences included in the Group profit and loss account for 2003 and 2004 was not material.

The table below provides a currency analysis of the net assets of the Group:

	2004			2003 Restated		
	Net Operating Assets £m	Net Borrowings £m	Net Assets £m	Net Operating Assets £m	Net Borrowings £m	Net Assets £m
Sterling	1,639.5	(222.8)	1,416.7	1,419.8	(262.9)	1,156.9
US$	320.5	(298.3)	22.2	277.7	(266.8)	10.9
Other	—	0.2	0.2	0.1	0.5	0.6
Total Net Assets	1,960.0	(520.9)	1,439.1	1,697.6	(529.2)	1,168.4

23. Fair values

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, excluding accrued interest, and is calculated by reference to market rates discounted to current value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. All debt and financial instruments used to manage the interest rate and currency of borrowings with a maturity of less than three months after the balance sheet date are assumed to have a fair value equal to the book value. The book values are the amounts recorded in the balance sheet. Financial liability provisions relate to rental guarantees as set out in note 25. Under the Group's accounting policy, foreign currency assets and liabilities that are hedged using currency swaps are translated at the forward rate inherent in the contracts. Consequently, the book value of the relevant asset or liability effectively includes the fair value of the hedging instrument. For the purpose of the table below, the book value of the relevant asset or liability is shown gross of the effect of the hedging instrument.

	2004		2003	
	Book Value £m	Fair Value £m	Book Value £m	Fair Value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short term borrowings	(19.4)	(19.4)	(17.4)	(17.4)
Long term borrowings	(521.0)	(540.1)	(535.4)	(547.7)
Cash deposits	19.5	19.5	23.6	23.6
Other financial assets	11.2	9.2	9.6	8.5
Other financial liabilities	(87.3)	(74.1)	(67.6)	(56.9)
Financial liability provisions	(4.2)	(4.2)	(6.5)	(6.5)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	—	2.9	—	3.0
Currency swaps	—	—	(1.5)	(1.5)

24. Deferred taxation Group

	Group 2004 £m	Group 2003 £m
Accelerated capital allowances	1.7	3.1
Other timing differences	7.3	7.9
Asset at 31 December	9.0	11.0
Asset at 1 January	11.0	15.5
Exchange adjustments	(0.7)	—
Deferred tax charge in the profit and loss account (note 4)	(1.3)	(4.5)
Asset at 31 December (note 14)	9.0	11.0

The deferred tax asset has not been discounted.

25. Provisions for liabilities and charges

	Remedial Work £m	Rental Guarantees £m	2004 Total £m
Group			
1 January	21.1	6.5	27.6
Movements			
Exchange adjustments	(0.3)	—	(0.3)
Interest discounted	0.4	0.3	0.7
Provided	11.6	0.5	12.1
Released	(2.6)	(1.6)	(4.2)
Utilised	(7.9)	(1.5)	(9.4)
	1.2	(2.3)	(1.1)
31 December	22.3	4.2	26.5

Remedial work – The provision covers various obligations across the Group, including aftercare at Springfield Environmental Limited which has a legal responsibility of a long term nature for the management of old, completed sites, provisions for losses on construction contracts for which responsibility was retained by the Group following the asset swap with Tarmac PLC in 1996, and housing maintenance provisions which should be utilised over the next two years. Parent company provisions of £3.1 million (2003: £3.2 million) relate to remedial work.

Rental guarantees – The provision covers shortfalls anticipated under leasehold commitments. An estimate has been made of the level of income and expenditure anticipated for each property, and the timing of the utilisation of the provision chiefly covers the next two years. Net outgoings have been discounted on a pre-tax basis using the short term cost of borrowing.

26. Share capital

	Number of Shares ('000s)		£m	
Ordinary shares of 25 pence each	**2004**	**2003**	**2004**	**2003**
Authorised	500,000	500,000	125.0	125.0
Allotted, called-up and fully paid 1 January	384,053	377,245	96.0	94.3
Allotted under employee share schemes and scrip dividend	7,466	6,808	1.9	1.7
31 December	391,519	384,053	97.9	96.0

Details of employee share schemes and of outstanding share options are shown in the section entitled Employee Share Schemes on page 36 of the Group's annual report and accounts for the year ended 31 December 2004.

27. Reserves 2004

	2004	
	Share Premium £m	Profit and Loss £m
Group		
Reserves at 1 January – as previously stated	109.2	964.8
Prior year adjustment	—	(1.6)
Reserves at 1 January – restated	109.2	963.2
Movements		
Retained profit for the year	—	248.6
Exchange adjustments	—	(1.7)
Scrip dividend	(1.1)	18.6
Credit in respect of employee share schemes	—	0.7
Shares allotted under employee share schemes	3.7	—
Reserves at 31 December	111.8	1,229.4

The cumulative amount of goodwill written off since 1 January 1986, net of goodwill relating to subsidiary undertakings disposed of, is £45.7 million (2003: £45.7 million).

A scrip dividend alternative was offered to shareholders this year. The £18.6 million (2003: £11.3 million) scrip dividend paid has been credited back to reserves.

Included in exchange adjustments are exchange gains of £20.8 million (2003: £28.4 million) arising on foreign currency net borrowings designated as hedges of net investments overseas.

Following the adoption of UITF38 "Accounting for ESOP Trusts", investments in the Company's shares of £9.5 million (31 December 2003 £10.3 million) have been transferred to the profit and loss account reserve. The shares are held in order to provide shares to certain employees under the Long Term Incentive Plan. The amounts charged to the profit and loss account in respect of the shares awarded under Long Term Incentive Plan are credited to reserves and the provision offset against the cost of shares. At 31 December 2004 the provision for the cost of shares awarded under the Long Term Incentive Plan was £8.6 million (2003: £8.7 million).

	Share Premium £m	Profit and Loss £m
Parent		
Reserves at 1 January	109.2	409.4
Movements		
Retained profit for the year	—	8.5
Exchange adjustments	—	1.1
Scrip dividend	(1.1)	18.6
Shares allotted under employee share schemes	3.7	—
Reserves at 31 December	111.8	437.6

In accordance with the provisions of Section 230 of the Companies Act 1985, a separate profit and loss account for the parent company is not presented.

The Company's profit attributable to ordinary shareholders is £71.0 million (2003: loss of £15.4 million).

28. Reconciliation of operating profit to cash inflow from operating activities

	Group	
	2004 £m	2003 £m
Group operating profit	500.7	429.8
Depreciation	7.8	7.3
Amortisation of goodwill	0.4	0.5
Land held for development realised from land and house sales	702.1	665.3
Increase in stock (excluding land held for development)	(88.5)	(90.7)
(Increase)/decrease in debtors	(16.8)	4.7
Increase in creditors	7.1	68.2
Decrease in provisions for liabilities and charges	(1.5)	(0.8)
Net cash inflow from operating activities before land expenditure	1,111.3	1,084.3
Expenditure on land held for development	(926.7)	(892.6)
(Decrease)/increase in land creditors	(8.4)	39.1
Cash inflow from operating activities	176.2	230.8

29. Analysis of cash flows for headings netted in the cash flow statement

	Group	
	2004 £m	2003 £m Restated
Returns on investments and servicing of finance		
Interest received	3.7	2.3
Interest paid	(52.9)	(45.5)
Net cash outflow for returns on investments and servicing of finance	(49.2)	(43.2)
Capital expenditure and financial investments		
Purchase of tangible assets	(13.4)	(8.5)
Sale of tangible assets	1.8	2.2
Loans to joint ventures	(7.4)	—
Net cash outflow for capital expenditure and financial investment	(19.0)	(6.3)
Acquisitions and disposals		
Purchase of Laing Homes	—	(214.7)
Net cash outflow for acquisitions and disposals	—	(214.7)
Financing		
Shares allotted under employee share schemes	4.5	3.4
Purchase of own shares	—	(8.5)
Debt due within a year	2.1	(0.8)
Debt due beyond a year	7.0	154.8
Net cash inflow from financing	13.6	148.9

In accordance with UITF38 "Accounting for ESOP Trusts" purchase of own shares has been reclassified out of capital expenditure and financial investments into financing.

30. Analysis of net debt

	Group			
	1 January 2004 £m	Cash Flow £m	Exchange Movement £m	31 December 2004 £m
Net cash				
Cash at bank and in hand	23.6	(2.6)	(1.5)	19.5
Less deposits treated as liquid resources	(23.0)	2.4	1.5	(19.1)
	0.6	(0.2)	—	0.4
Bank overdrafts	(11.3)	(0.8)	0.4	(11.7)
	(10.7)	(1.0)	0.4	(11.3)
Liquid resources				
Deposits included in cash treated as liquid resources	23.0	(2.4)	(1.5)	19.1
Debt due within one year	(6.1)	(2.1)	0.5	(7.7)
Debt due after one year	(535.4)	(7.0)	21.4	(521.0)
Total	(529.2)	(12.5)	20.8	(520.9)

The Group defines liquid resources as short term deposits maturing or capable of being realised within one year.

31. Contingent liabilities

The Parent company has given guarantees in respect of the bank borrowings of subsidiary undertakings. The amount guaranteed at the year end was £6.9 million (2003: £10.1 million).The Group has given guarantees, in the ordinary course of business, to the lenders to each of the joint ventures in note 12. The guarantees are for 50% of cost and interest overruns arising from construction.

32. Commitments

	Group	
	2004 £m	2003 £m
Operating leases		
Annual commitments under operating leases expiring:		
– within one year	0.5	1.5
– within two to five years	2.4	3.6
– after five years	4.7	2.7
	7.6	7.8
Of which:		
– land and buildings	7.3	7.5
– other	0.3	0.3

33. Subsidiary undertakings

Principal Subsidiary Undertakings	Country of Operation/ Registration	Activities
George Wimpey UK Ltd	UK/England	Homes
Laing Homes Ltd	UK/England	Homes
Morrison Homes Inc	USA	Homes
Wimpey Overseas Holdings Ltd	UK/England	Corporate

(1) The subsidiary undertakings listed are those held at 31 December 2004 which significantly affect the amount of the profit or the assets of the Group.

(2) In all cases the Group's interest is in the equity share capital.

(3) All subsidiary undertakings listed above are wholly owned and held directly by the parent company at 31 December 2004, except for Morrison Homes Inc. which is a wholly owned subsidiary of Wimpey Overseas Holdings Ltd.

34. Disclosure of related party transactions

34.1 George Wimpey Plc funds the Wimpey Staff Personal Accident Scheme (The Scheme) which provides discretionary personal accident benefits to the members of the Wimpey Staff Pension Scheme. There is an interest free loan from The Scheme to the Group which is repayable at one month's notice. The balance owed by the Group to The Scheme was £0.5 million throughout the year.

34.2 During the year the Group established a joint venture with a wholly owned subsidiary of Barclays PLC. Barclays PLC is a substantial shareholder in George Wimpey Plc as disclosed in the Directors' Report. The details of transactions and amounts outstanding with the joint venture company are included in note 12.

(ii) Audited consolidated financial information of George Wimpey for the year ended 31 December 2005

GROUP INCOME STATEMENT
For the year ended 31 December

	Note	2005 £m	2004 £m Restated
Continuing operations:			
Revenue	1	3,003.2	2,976.0
Cost of sales		(2,414.1)	(2,320.1)
Gross profit		589.1	655.9
Net operating expenses	2	(150.8)	(158.0)
Share of post tax losses from joint ventures	12	(0.8)	(0.4)
Profit on ordinary activities before finance costs	1, 2	437.5	497.5
Interest payable and similar charges	3	(73.9)	(63.6)
Interest receivable	3	2.9	3.7
Profit on ordinary activities before taxation		366.5	437.6
Taxation	4	(113.7)	(135.8)
Profit attributable to equity shareholders		252.8	301.8
Proposed/paid dividends per ordinary share			
Interim	5	5.7p	5.2p
Final	5	11.9p	10.8p
Earnings per ordinary share – basic	6	64.3p	78.4p
Earnings per ordinary share – diluted	6	64.0p	77.3p

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2005

		Group		Parent	
	Note	2005 £m	2004 £m Restated	2005 £m	2004 £m
Profit/(loss) attributable to equity shareholders		252.8	301.8	(29.2)	72.0
Actuarial loss on defined benefit pension scheme	20	(1.1)	(3.6)	—	—
Deferred tax on actuarial loss	18	0.3	1.1	—	—
Derivatives recognised on 1 January 2005		2.9	—	2.9	—
Deferred tax on derivatives	18	(0.8)	—	(0.8)	—
Currency translation differences on foreign currency net investments	22	3.8	(1.7)	—	—
Total recognised income/(loss)	22	257.9	297.6	(27.1)	72.0

BALANCE SHEETS
At 31 December

	Note	Group 2005 £m	Group 2004 £m Restated	Parent 2005 £m	Parent 2004 £m Restated
Assets					
Non-current assets					
Goodwill	8	5.6	5.2	—	—
Intangible assets	9	16.6	8.4	—	—
Property, plant and equipment	10	16.9	15.8	—	—
Investments in subsidiary undertakings	11	—	—	1,690.0	1,672.3
Joint ventures	12	18.5	7.0	—	—
Deferred tax assets	18	78.8	77.1	0.2	—
Trade and other receivables	14	19.1	11.2	234.6	118.2
		155.5	124.7	1,924.8	1,790.5
Current assets					
Inventories	13	2,932.2	2,647.2	—	—
Trade and other receivables	14	104.4	86.4	1,979.8	1,882.8
Current tax assets		0.1	—	9.8	6.8
Derivative financial instruments	17	4.6	—	4.6	—
Cash and cash equivalents	16	53.3	19.5	0.4	0.2
		3,094.6	2,753.1	1,994.6	1,889.8
Total assets		3,250.1	2,877.8	3,919.4	3,680.3
Liabilities					
Current liabilities					
Financial liabilities	16	(25.2)	(19.4)	(10.0)	(5.0)
Derivative financial instruments	17	(6.9)	—	(6.9)	—
Trade and other payables	15	(625.7)	(603.2)	(2,299.0)	(2,102.8)
Provisions	19	(9.5)	(10.3)	(0.2)	(0.1)
Current tax liabilities		(102.3)	(105.5)	—	—
		(769.6)	(738.4)	(2,316.1)	(2,107.9)
Non-current liabilities					
Financial liabilities	16	(550.0)	(521.0)	(550.0)	(521.0)
Trade and other payables	15	(184.9)	(80.5)	(436.4)	(358.8)
Deferred tax liabilities	18	(4.7)	(4.1)	—	—
Deficit on defined benefit pension scheme	20	(184.6)	(186.2)	—	—
Provisions	19	(11.9)	(16.2)	(2.8)	(3.0)
		(936.1)	(808.0)	(989.2)	(882.8)
Total liabilities		(1,705.7)	(1,546.4)	(3,305.3)	(2,990.7)
Net assets	1	1,544.4	1,331.4	614.1	689.6
Shareholders' equity					
Ordinary shares	21,22	99.2	97.9	99.2	97.9
Share premium	22	115.8	111.8	115.8	111.8
Translation reserve	22	2.1	(1.7)	—	—
Retained earnings	22	1,327.3	1,123.4	399.1	479.9
Total equity	22	1,544.4	1,331.4	614.1	689.6

The accounts were approved by the Board on 21 February 2006 and are signed on their behalf by:

John Robinson
Chairman

Andrew Carr-Locke
Group Finance Director

CASH FLOW STATEMENTS
For the year ended 31 December

	Note	Group		Parent	
		2005 £m	2004 £m Restated	2005 £m	2004 £m
Net cash flows from operating activities	23	115.6	37.9	57.8	217.3
Cash flows from investing activities					
Purchase of intangibles and property, plant and equipment		(18.5)	(13.4)	—	—
Proceeds from sale of property, plant and equipment		1.6	1.8	—	—
Acquisition – deferred consideration		(0.2)	—	—	—
Refinancing of subsidiary		—	—	—	(192.4)
Loans to joint ventures		(12.3)	(7.4)	—	—
Net cash used in investing activities		(29.4)	(19.0)	—	(192.4)
Cash flows from financing activities					
Increase in borrowings		23.8	12.1	25.7	9.6
Repayment of borrowings		(34.9)	(5.2)	(34.9)	(5.2)
Net proceeds from issue of ordinary share capital		5.3	4.5	5.3	4.5
Dividends paid to ordinary shareholders		(53.7)	(33.7)	(53.7)	(33.7)
Net cash used in financing activities		(59.5)	(22.3)	(57.6)	(24.8)
Effect of exchange rate changes		3.7	(1.1)	—	—
Net increase/(decrease) in cash and cash equivalents		30.4	(4.5)	0.2	0.1
Cash and cash equivalents at start of period		7.8	12.3	0.2	0.1
Cash and cash equivalents at end of period		38.2	7.8	0.4	0.2

NET DEBT
At 31 December 2005

	Note	Group		Parent	
		2005 £m	2004 £m	2005 £m	2004 £m
Cash and cash equivalents		53.3	19.5	0.4	0.2
Financial liabilities					
Overdrafts		(15.1)	(11.7)	—	—
		38.2	7.8	0.4	0.2
Other current		(10.1)	(7.7)	(10.0)	(5.0)
Non current		(550.0)	(521.0)	(550.0)	(521.0)
Net debt	16	(521.9)	(520.9)	(559.6)	(525.8)

ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the Balance Sheet date and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or action, actual results ultimately may differ from those estimates.

Since the announcement of the restatement of results under IFRS the accounting policy on land sales has been amended and prior figures restated. The effect is to remove £37.5 million (2004: £29.7 million) of land sales revenue and include it, with the associated cost of sales, in net operating expenses where the net income of £17.0 million (2004: £9.2 million) is separately disclosed. The restated figures more accurately reflect the core business of the Group.

Basis of consolidation

The consolidated results incorporate the financial statements of the Company and entities controlled by the Company ("subsidiaries") up to the Balance Sheet date.

Entities which are jointly controlled with another party or parties ("joint ventures') are accounted for using the equity method of accounting.

The results of subsidiaries and joint ventures acquired or disposed of during a year are included in the Group Income Statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill arising on consolidation

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is charged immediately to the Income Statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS on 1 January 2004 has been retained at the previous UK GAAP amounts following impairment tests. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated.

Revenue

Revenue from housing sales is recognised as the fair value of the consideration received or receivable on legal completion, net of incentives.

Share-based payments

In accordance with its transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 which had not vested as of 1 January 2005.

The Group makes equity-settled share-based payments to certain employees. These are measured at fair value at the date of grant. The fair value is expensed on a straight line basis over the vesting period. Adjustments to the amounts expensed are only made in respect of non market related factors.

Operating leases

Operating lease rentals are charged to the Income Statement in equal amounts over the lease term.

Fixed assets and depreciation

Fixed assets are stated at cost less depreciation or amortisation. Depreciation is provided on all fixed assets other than freehold land at rates calculated to write off the cost of each asset to its residual value evenly over its expected useful life as follows:

- Freehold buildings – over 50 years
- Short leaseholds – over the period of the lease
- Plant and equipment – 20% to 33% per annum.

Finance income and costs

Interest receivable and payable on bank deposits and borrowings is credited or charged to finance costs as incurred.

Notional interest payable, representing the unwinding of the discount on long term liabilities, is charged to finance costs.

Infrequently a long term land creditor is for a parcel, or parcels, of land where the Group has exchanged unconditional contracts, and so recognised the creditor and the land inventory, but in practice does not have title or access to the land. In those few cases the notional interest payable already charged to finance costs is then credited to finance costs and added to the cost of inventory in accordance with IAS 23 "Borrowing Costs" and IAS 2 "Inventories". In no circumstances will the cost of such land inventory exceed the contracted sum payable.

Taxation

The tax expense represents the sum of the current tax and deferred tax charges.

The current tax charge is based on taxable profit for the year. Taxable profit differs from profit before taxation recorded in the Income Statement because it excludes items of income or expense that are taxable or deductible in other years or that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted, or substantively enacted, by the Balance Sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Current and deferred tax are charged or credited in the Income Statement, except when they relate to items charged or credited through the Statement of Recognised Income and Expense when they are charged or credited there.

Segmental reporting

The Group is divided into three components for management reporting and control:

- UK housing (George Wimpey and Laing Homes brands)
- US housing (Morrison Homes brand)
- Corporate

These components make up the primary segmental analysis in the financial statements. No secondary segmental analysis is provided as the primary segmental analysis follows the geographical split.

Intangible assets

Costs that are directly associated with the production of identifiable and unique software controlled by the Group, and that will generate economic benefits beyond one year, are recognised as intangible assets. Computer software development costs recognised as assets are depreciated on a straight line basis over three to five years from the time of going live.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are accounted for at cost less any provision for impairment.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour costs and those overheads which have been incurred in bringing the inventories to their present location and condition. Cost in certain circumstances also includes notional interest as explained in the accounting policy for finance income and costs. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing and selling.

Land inventory is recognised at the time a liability is recognised – generally after exchange of unconditional contracts.

Trade receivables

Trade receivables do not carry interest and are stated at their initial value reduced by appropriate allowances for estimated irrecoverable amounts.

Derivative financial instruments

Derivatives utilised by the Group are primarily interest rate swaps. Derivatives are initially accounted and measured at fair value on the date of the derivative contract and subsequently remeasured at fair value. Gains or losses on interest rate swaps are taken direct to finance costs in the Income Statement.

Trade payables

Trade payables on normal terms are not interest bearing and are stated at their nominal value. Trade payables on extended terms, particularly in respect of land purchases, are recorded at their fair value.

Cash and cash equivalents

Cash and cash equivalents in the Cash Flow Statements includes cash in hand, deposits held at call with banks, other highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within financial liabilities in current liabilities on the Balance Sheet.

Pensions

The Group accounts for pensions and similar benefits under the amended IAS 19 "Employee Benefits". The amended standard is only mandatory for accounting periods commencing on or after 1 January 2006, but earlier application is encouraged. For defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at market value. The operating and financing costs of such plans are recognised separately in the Income Statement; service costs are spread systematically over the lives of the employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised in full through the Statement of Recognised Income and Expense.

Payments to defined contribution schemes are charged to the Income Statement as they become due.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Share capital

Ordinary shares are classified as equity share capital.

Incremental costs directly attributable to the issue of new shares or options are charged to the share premium account.

Where any Group company purchases ordinary shares of the Company (Treasury shares) the consideration paid, including any incremental costs, is deducted from equity attributable to the Company's equity shareholders.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at closing rates of exchange. On consolidation, the Income Statements of overseas subsidiary entities are translated at an average rate for the year and the Balance Sheets at the closing rate. Exchange differences arising on the retranslation of opening Balance Sheets, together with the difference between Income Statements translated at average rates and closing rates, are dealt with through reserves.

The Group designates its US$ borrowings as a hedge of the investments in the US Housing business. Gains and losses on the retranslation of foreign currency borrowings to £ Sterling are taken direct to reserves.

NOTES TO THE FINANCIAL STATEMENTS

1. Segmental reporting

Primary reporting format – business segments

	UK Housing 2005 £m	US Housing 2005 £m	Corporate 2005 £m	Total 2005 £m
Revenue	2,157.6	845.5	0.1	3,003.2
Operating profit	278.8	169.4	(9.9)	438.3
Share of joint venture results	(0.8)	—	—	(0.8)
Finance costs (net)	—	—	(71.0)	(71.0)
Profit on ordinary activities before taxation	278.0	169.4	(80.9)	366.5
Tax on profit on ordinary activities				(113.7)
Profit for the period				252.8
Gross assets	2,554.0	530.9	14.5	3,099.4
Joint ventures	18.5	—	—	18.5
Gross liabilities	(928.1)	(82.4)	(13.0)	(1,023.5)
Operating assets	1,644.4	448.5	1.5	2,094.4
Current taxation				(102.2)
Deferred taxation (net)				74.1
Net debt				(521.9)
Net assets				1,544.4
Other segmental information:				
Capital expenditure:				
Property, plant and equipment	7.9	0.9	—	8.8
Intangibles	8.9	0.8	—	9.7
Depreciation and amortisation:				
Property, plant and equipment	5.2	0.9	—	6.1
Intangibles	0.4	1.6	—	2.0
Other non-cash expenses:				
Provisions provided	1.1	10.0	—	11.1
Provisions released	5.4	0.2	0.5	6.1

Primary reporting format – business segments

	UK Housing 2004 £m Restated	US Housing 2004 £m Restated	Corporate 2004 £m Restated	Total 2004 £m Restated
Revenue	2,277.9	698.0	0.1	2,976.0
Operating profit	409.8	102.9	(14.8)	497.9
Share of joint venture results	(0.4)	—	—	(0.4)
Finance costs (net)	—	—	(59.9)	(59.9)
Profit on ordinary activities before taxation	409.4	102.9	(74.7)	437.6
Tax on profit on ordinary activities				(135.8)
Profit for the period				301.8
Gross assets	2,393.2	377.5	3.5	2,774.2
Joint ventures	7.0	—	—	7.0
Gross liabilities	(816.8)	(53.0)	(26.6)	(896.4)
Operating assets	1,583.4	324.5	(23.1)	1,884.8
Current taxation				(105.5)
Deferred taxation (net)				73.0
Net debt				(520.9)
Net assets				1,331.4
Other segmental information:				
Capital expenditure:				
Property, plant and equipment	7.3	1.4	—	8.7
Intangibles	3.2	1.4	—	4.6
Depreciation and amortisation:				
Property, plant and equipment	5.3	0.9	—	6.2
Intangibles	0.3	1.3	—	1.6
Other non-cash expenses:				
Provisions provided	2.9	9.2	—	12.1
Provisions released	4.2	—	—	4.2

There are no sales between the business segments. All assets and liabilities are classified as operating assets other than corporate and deferred taxation and net debt. Net debt is managed at the Group level when deciding on the capital structure of the operating businesses.

A secondary format segmental analysis, on a geographical basis, is not separately provided as the businesses are already analysed by geographical location in the primary analysis.

As noted in the accounting policies on page 47 of the Group's annual report and accounts for the year ended 31 December 2005, Laing Homes is reported within UK Housing following the restructuring during the year. In previous Financial Statements Laing Homes results were separately disclosed within the segmental analysis but it is no longer practical to do so, and the management reporting structure of the Group reflects the restructuring.

2. Net operating expenses and profit on ordinary activities before finance costs

	Group	
	2005 £m	2004 £m Restated
Net operating expenses:		
Administration expenses	(167.8)	(167.2)
Net other income	17.0	9.2
	(150.8)	(158.0)
Net other income comprises net income from land sales and other net income of a non trading nature		
Profit on ordinary activities before interest is stated after charging:		
Staff costs (note 7)	(223.8)	(216.6)
Inventories:		
Cost of inventories recognised as an expense in cost of sales	(2,262.2)	(2,187.7)
Cost of inventories recognised as an expense in net operating expenses	(20.5)	(20.5)
Inventory write down	(5.2)	(1.0)
Depreciation and amortisation:		
Property, plant and equipment	(6.1)	(6.2)
Intangibles	(2.0)	(1.6)
Rentals under leases for land and buildings	(7.1)	(6.7)
Hire of plant and equipment	(20.0)	(19.7)
Services provided by the Group's auditor:		
During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor as detailed below:		
Audit services:		
Statutory audit	(0.4)	(0.4)
Tax services:		
Compliance services	(0.1)	(0.1)
	(0.5)	(0.5)

Included in the Group audit fees for statutory audit services is £nil (2004: £nil) for the Parent Company.

In addition to the above services the Group's auditor also acted as auditor to the George Wimpey Staff Pension Scheme. The appointment of auditors to the pension scheme and the fees paid in respect of the audit are agreed by the Trustees of the scheme, who act independently of the management of the Group. The aggregate fees paid to the Group's auditor for audit services to the pension scheme during the year were £22,000 (2004: £24,000).

3. Net finance costs

	Group	
	2005 £m	2004 £m Restated
Interest payable and similar charges:		
Bank loans and overdrafts	(29.9)	(31.8)
Other loans	(23.0)	(19.9)
Interest charged on provisions and creditors	(10.6)	(5.2)
Interest charged on pension liabilities	(8.5)	(8.1)
Movement on interest rate derivatives	(5.3)	—
Less: interest capitalised to inventory	3.4	1.4
Interest and similar charges payable	(73.9)	(63.6)
Interest receivable	2.9	3.7
Net finance costs	(71.0)	(59.9)

The interest charge on long term creditors, representing the discount unwinding, where the creditors are for land held in inventory to which the Group does not have title or access to the land, is transferred to the cost

of that inventory. The average rate at which the applicable long term creditors have been discounted is 5.5% (2004: 5.5%).

4. Taxation

	Group	
	2005 £m	2004 £m Restated
The charge to taxation in the period comprised:		
Current tax	(122.3)	(143.2)
Current tax prior year adjustment	8.4	4.6
Deferred tax	0.2	2.8
Taxation in the Income Statement	(113.7)	(135.8)
Tax on items charged to equity:		
Deferred tax credit on actuarial movements in pension liability	0.3	1.1
	0.3	1.1

The taxation charged in the Income Statement is higher (2004: higher) than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are explained below:

	Group	
	2005 £m	2004 £m Restated
Profit on ordinary activities before taxation	366.5	437.6
Profit on ordinary activities at 30% (2004: 30%)	(110.0)	(131.3)
Effects of:		
Adjustments to tax in respect of prior periods	6.9	4.6
Adjustment in respect of foreign tax rates	(11.7)	(8.2)
Other differences	1.1	(0.9)
Taxation in the Income Statement	(113.7)	(135.8)

5. Dividends

	Group and Parent		Group and Parent	
	2005 p per share	2005 £m	2004 p per share	2004 £m
Interim paid	5.7	22.4	5.2	20.1
Prior year final paid in year	10.8	42.3	8.45	32.2

In addition, the Directors are proposing a final dividend in respect of 2005 of 11.9 pence per share which will absorb an estimated £47.2 million of shareholders' funds. If approved by shareholders at the Annual General Meeting it will be paid on 12 May 2006 to shareholders who are on the register of members on 3 March 2006. Dividends from the year's earnings of 64.3 pence per share (2004: 78.4 pence per share) are, therefore, 17.6 pence per share (2004: 16.0 pence per share) in total, representing dividend cover of 3.7 times (2004: 4.9 times).

6. Earnings per share

Basic earnings per share is 64.3 pence (2004: 78.4 pence). The calculation of the basic earnings per ordinary share is based on the profit attributable to ordinary shareholders of £252.8 million (2004: £301.8 million) divided by the average number of shares in issue during the year of 393.1 million (2004: 384.8 million).

Diluted earnings per share is 64.0 pence (2004: 77.3 pence). The calculation is based on the profit attributable to ordinary shareholders divided by the average number of shares in issue plus the dilutive

potential ordinary shares amounting to 1.8 million (2004: 5.6 million) shares. The dilutive potential ordinary shares relate to shares provisionally allocated under employee share schemes where the market value exceeds the option price.

7. Employee information

	Group	
	2005 £m	2004 £m Restated
Staff costs, including Directors, comprised:		
Salaries and wages	189.6	183.8
Social security costs	18.7	17.0
Other pension costs	12.0	13.6
Share-based payments	3.5	2.2
	223.8	216.6
The average number of people employed by the Group during the year was:		
UK Housing and Corporate	5,051	5,069
US Housing	999	898
	6,050	5,967
Key management compensation, including Directors, comprised:		
Salaries and fees	2.3	2.0
Performance bonuses	1.0	1.6
Deferred bonus	1.7	0.5
Benefits	0.4	0.4
Pension costs	0.1	0.1
Share-based payments	1.1	0.6
	6.6	5.2

Details of Directors' remuneration are given in the Remuneration Report on pages 40 to 42 of the Group's annual report and accounts for the year ended 31 December 2005.

Key management comprises the Board and other employees who serve on the Executive Committee. The Executive Committee advises the Chief Executive on issues pertaining to the business and the implementation of Board policy.

Share based payments

The charge to the Income Statement for share-based payments, relating to share options granted under the Savings Related Share Option Schemes ("SRSOS") and the Executive Share Option Scheme ("ESOS") and to grants of shares awarded under the Long Term Incentive Plan ("LTIP") after 7 November 2002, was £3.5 million (2004: £2.2 million). Details of options granted during the year are set out in note 21. Awards were granted under the LTIP over 1,606,355 shares (2004: 1,692,458 shares). The terms applying to the LTIP awards are set out in the Remuneration Report on page 37 of the Group's annual report and accounts for the year ended 31 December 2005.

Options and awards were valued using the binomial method, using weekly intervals in the calculations of the binomial value of the options and awards. The fair value per option and award granted, and the assumptions used in the calculations were as follows:

Options and awards granted during 2005	ESOS	ESOS	SRSOS	LTIP
	18 March	16 September	19 September	24 May[(a)]
Date of grant				
Share price at date of grant (pence)	448.5	419.25	410.3	437.1
Exercise price	448.5	419.25	328.2	—
Number of employees	197	248	1,055	25
Shares under option/awarded	639,854	728,671	962,430	1,606,355
Vesting period (years)	3	3	3 or 5	3
Expected volatility	35.9%	35.4%	30.3%	—
Option life (years)	10	10	6 months after vesting	3
Expected life (years)	5	5	2 months after vesting	3
Risk free rate	4.8%	4.2%	4.2%	—
Expected dividend yield	3.7%	3.7%	4.2%	3.3%
Annual leavers	5.0%	5.0%	10.0%	5.0%
Expectation of meeting performance criteria	75.0%	75.0%	—	40.6%
Fair value per option (pence)	96.2	86.3	—	161.3
Fair value per option (pence) – 3 year	—	—	89.0	—
Fair value per option (pence) – 5 year	—	—	85.1	—
Income Statement charge in year of grant	£138,641	£52,135	£62,651	£740,454
Income Statement charge in full year	£175,829	£179,644	£246,058	£740,454

Options and awards granted during 2004	ESOS	ESOS	SRSOS	LTIP
	15 March	1 September	15 September	26 May[(a)]
Date of grant				
Share price at date of grant (pence)	407.0	420.0	383.0	404.0
Exercise price	407.0	420.0	306.4	—
Number of employees	182	207	1,157	31
Shares under option/awarded	690,561	685,481	1,172,994	1,692,458
Vesting period (years)	3	3	3 or 5	3
Expected volatility	34.3%	36.1%	36.1%	—
Option life (years)	10	10	6 months after vesting	3
Expected life (years)	5	5	2 months after vesting	3
Risk free rate	4.6%	4.9%	4.9%	—
Expected dividend yield	3.4%	3.6%	4.8%	3.1%
Annual leavers	5.0%	5.0%	10.0%	5.0%
Expectation of meeting performance criteria	75.0%	75.0%	—	40.6%
Fair value per option (pence)	85.0	91.3	—	147.8
Fair value per option (pence) – 3 year	—	—	84.7	—
Fair value per option (pence) – 5 year	—	—	73.9	—
Income Statement charge in year of grant	£133,730	£59,252	£89,802	£715,045
Income Statement charge in full year	£167,851	£178,858	£271,077	£715,045

(a) Although the grant date is May the award actually runs for the three years from 1 January.

The expected volatility is based on historical volatility over the last five years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon government bonds of a term consistent with the assumed option life.

8. Goodwill

	Group	
	2005 £m	2004 £m Restated
Cost:		
At 1 January	5.2	5.2
Additions	0.2	0.1
Exchange adjustments	0.2	(0.1)
At 31 December	5.6	5.2

Under the transitional arrangements to IFRS, cost at 1 January 2004 is deemed to be the net book value of goodwill as at 31 December 2003, up to which date under UK GAAP goodwill was written off in annual instalments. Under IFRS, goodwill is subject to an impairment test, at least annually. Since 1 January 2004 there has been no impairment of goodwill.

The addition during the year related to the final consideration paid to the vendor of Richardson Homes (Denver) which was based on profits earned in the year to December 2004. Richardson Homes (Denver) was acquired in 2001.

9. Intangible assets

Software development costs

	Group	
	2005 £m	2004 £m Restated
Cost:		
At 1 January	10.8	6.7
Additions – purchased externally	7.7	0.5
Additions – internally generated	2.0	4.1
Exchange adjustments	0.8	(0.5)
At 31 December	21.3	10.8
Amortisation:		
At 1 January	2.4	0.9
Charge in the year	2.0	1.6
Exchange adjustments	0.3	(0.1)
At 31 December	4.7	2.4
Net book value	16.6	8.4

10. Property, plant and equipment

	Group			
	Freehold property £m	Leasehold property £m	Plant and equipment £m Restated	Total £m Restated
Cost:				
At 1 January 2004	3.4	0.4	39.2	43.0
Additions	—	0.3	8.4	8.7
Disposals	(0.3)	—	(5.6)	(5.9)
Exchange adjustments	—	—	(0.3)	(0.3)
At 31 December 2004	3.1	0.7	41.7	45.5
Additions	—	1.2	7.6	8.8
Disposals	—	—	(6.8)	(6.8)
Reclassifications	(1.5)	—	—	(1.5)
Exchange adjustments	—	—	0.6	0.6
At 31 December 2005	1.6	1.9	43.1	46.6
Depreciation:				
At 1 January 2004	1.6	0.1	25.9	27.6
Charge in the year	0.1	0.1	6.0	6.2
Disposals	(0.1)	—	(3.8)	(3.9)
Exchange adjustments	—	—	(0.2)	(0.2)
At 31 December 2004	1.6	0.2	27.9	29.7
Charge in the year	—	0.3	5.8	6.1
Disposals	—	—	(5.2)	(5.2)
Reclassifications	(1.3)	—	—	(1.3)
Exchange adjustments	—	—	0.4	0.4
At 31 December 2005	0.3	0.5	28.9	29.7
Net book value:				
At 31 December 2004	1.5	0.5	13.8	15.8
At 31 December 2005	1.3	1.4	14.2	16.9

Leasehold properties had terms below 50 years at both Balance Sheet dates.

11. Investments in subsidiary undertakings

	Parent	
	2005 £m	2004 £m
Cost:		
At 1 January	1,672.3	1,490.0
Additions	—	192.4
Liquidation of subsidiary	(3.5)	—
Exchange adjustments	21.2	(10.1)
At 31 December	1,690.0	1,672.3
Impairment provisions:		
At 1 January	—	94.6
Release of provision no longer required	—	(94.6)
At 31 December	—	—
Net book value	1,690.0	1,672.3

In the opinion of the Directors the value of the Company's investment in subsidiary undertakings is not less than the amount at which it is stated in the Balance Sheet. The Company's principal subsidiary undertakings are shown in note 27.

Included within investments in subsidiary undertakings is a US$350 million investment funded by matching US$ borrowings. The £ Sterling equivalent at 31 December 2005 was £203.5 million (2004: £182.3 million).

12. Joint ventures

	Group	
	2005 £m	2004 £m
Share of joint venture net assets:		
Current assets	83.8	39.5
Current liabilities	(67.6)	(18.0)
Non-current liabilities	(17.4)	(21.9)
Net liabilities	(1.2)	(0.4)
Loans from Group companies	19.7	7.4
	18.5	7.0
Share of post tax losses from joint ventures:		
Revenue	14.4	—
Cost of sales	(11.5)	—
Gross profit	2.9	—
Administrative expenses	(2.1)	(0.3)
Operating profit/(loss)	0.8	(0.3)
Finance costs	(1.9)	(0.3)
Loss before tax	(1.1)	(0.6)
Taxation	0.3	0.2
	(0.8)	(0.4)

The Group has three principal joint ventures.

GN Tower Limited (GNT) was formed in 2004. The Group has a 50% shareholding in the Ordinary Share Capital of GW City Ventures Limited (GWCV), the remaining shareholding is ultimately held by Barclays PLC. GNT is a wholly owned subsidiary of GWCV and is undertaking the development of 257 residential and 18,000 sq ft of commercial/retail properties in Manchester city centre. The Group has made shareholder loans to GNT of £3.0 million (2004: £1.5 million). In 2004 the Group sold land and associated development works to GNT for a cash sum of £17.5 million, recognising a profit of £1.8 million on the transaction. Management fees charged to the joint venture in the year totalled £0.6 million (2004: £0.3 million). At 31 December 2005 GNT was financed by interest bearing unsecured shareholder loans amounting to £5.9 million (2004: £3.0 million), mezzanine interest bearing loans from the Group of £3.9 million (2004: £1.8 million) repayable by September 2008 and non-recourse interest bearing loans from Barclays Bank PLC, repayable by June 2008, amounting to £24.0 million (2004: £11.8 million).

North Central Management Limited (NCM) was formed in 2004. The Group has a 50% shareholding in the Ordinary Share Capital of North Central Management (Holdings) Limited (NCMH), the remaining shareholding is ultimately held by Taylor Woodrow plc. NCM is a wholly owned subsidiary of NCMH and is undertaking the development of the Vizion7 development in Islington, London which includes 467 residential properties, 50 affordable houses and 60,000 sq ft of commercial/retail space. The Group has made shareholder loans to NCM of £5.6 million (2004: £4.1 million). At 31 December 2005 NCM was financed by unsecured shareholder loans amounting to £11.2 million (2004: £8.2 million) and non-recourse interest bearing loans from Royal Bank of Scotland plc, repayable by June 2008, amounting to £26.0 million (2004: £19.0 million).

Falcon Wharf Limited (FW) was formed in 2005. The Group has a 50% shareholding in the Ordinary Share Capital of GWNW Limited, the remaining shares are ultimately held by The Royal Bank of Scotland plc. FW is a wholly owned subsidiary of GWNW Limited and is undertaking the development of Falcon Wharf in Battersea, London which includes 124 residential properties and 38,000 sq ft of commercial/leisure space. During the year the Group has advanced shareholder loans of £3.6 million and mezzanine finance of

£3.6 million. The Group also sold land and associated development works to the joint venture for a cash sum of £31.7 million. The profit on the sale of land to FW recognised in the Income Statement amounted to £0.2 million and management fees charged to the joint venture during the year amounted to £0.6 million. At 31 December 2005 the joint venture was funded by unsecured shareholder loans of £7.1 million, mezzanine interest bearing loans of £7.1 million and non-recourse interest bearing loans from The Royal Bank of Scotland plc of £33.0 million.

Other than the shareholder and mezzanine loans referred to above there were no amounts outstanding to or from the joint ventures at the year end.

13. Inventories

	Group	
	2005 £m	2004 £m Restated
Land held for development	2,153.4	1,932.3
Construction work in progress	735.3	654.4
Part exchange properties	1.5	25.6
Other inventories	42.0	34.9
	2,932.2	2,647.2

The Directors consider all inventory to be current in nature. The operational cycle is such that the majority of inventory will not be realised within 12 months. It is not possible to determine with accuracy when specific inventory will be realised, as this will be subject to a number of issues such as consumer demand and planning permission delays. The value of land expensed in 2005 was £737.4 million. At this level of activity and ignoring the effect of other factors such as inflation and exchange rate volatility, approximately 66% of inventory is estimated to be realised in excess of 12 months.

In accordance with the accounting policies on finance income and costs as set out on page 47 of the Group's annual report and accounts for the financial year ended 31 December 2005, the Group adds to the cost of inventory certain notional interest, representing the unwinding discount on long term creditors for land to which the Group has neither title nor access. Interest included within land held for development has moved as follows:

	Group	
	2005 £m	2004 £m
In land inventory at 1 January	4.2	2.8
Added to land inventory (note 3)	3.4	1.4
In land inventory at 31 December	7.6	4.2

14. Trade and other receivables

	Group		Parent	
	2005 £m	2004 £m Restated	2005 £m	2004 £m Restated
Non-current assets:				
Trade receivables	7.8	3.7	—	—
Amounts due by subsidiary undertakings	—	—	234.6	118.2
Other receivables	11.3	7.5	—	—
	19.1	11.2	234.6	118.2
Current assets:				
Trade receivables	35.9	23.5	—	—
Amounts due by subsidiary undertakings	—	—	1,979.7	1,881.5
Other receivables	58.2	48.8	0.1	0.3
Prepayments and accrued income	10.3	14.1	—	1.0
	104.4	86.4	1,979.8	1,882.8

15. Trade and other payables

	Group		Parent	
	2005 £m	2004 £m Restated	2005 £m	2004 £m Restated
Current liabilities:				
Trade payables	(124.1)	(137.4)	—	—
Land payables	(214.8)	(205.5)	—	—
Amounts due to subsidiary undertakings	—	—	(2,292.9)	(2,094.0)
Accruals and deferred income	(206.6)	(201.1)	(5.9)	(8.3)
Tax and social security	(6.2)	(5.9)	—	—
Other payables	(74.0)	(53.3)	(0.2)	(0.5)
	(625.7)	(603.2)	(2,299.0)	(2,102.8)
Non-current liabilities:				
Land payables	(165.7)	(69.2)	—	—
Amounts due to subsidiary undertakings	—	—	(436.4)	(358.8)
Other payables	(19.2)	(11.3)	—	—
	(184.9)	(80.5)	(436.4)	(358.8)

16. Net debt

	Group		Parent	
	2005 £m	2004 £m Restated	2005 £m	2004 £m Restated
Cash and cash equivalents:				
Cash at bank and in hand	22.8	0.4	0.4	0.2
Short term bank deposits	30.5	19.1	—	—
	53.3	19.5	0.4	0.2
Current financial liabilities:				
Secured loans	—	(1.2)	—	—
Unsecured loans and overdrafts:				
US$ private placement ($44.6 million, 2004 $54.2 million) (current portion)	(5.6)	(5.0)	(5.6)	(5.0)
Bank loans and overdrafts	(19.6)	(13.2)	(4.4)	—
	(25.2)	(19.4)	(10.0)	(5.0)
Non-current financial liabilities:				
Unsecured loans and overdrafts:				
US$ private placement ($44.6 million, 2004 $54.2 million) (non-current portion)	(20.3)	(23.2)	(20.3)	(23.2)
US$ private placement (2005 and 2004 $320.0 million and $30.0 million)	(216.1)	(196.7)	(216.1)	(196.7)
US$ private placement ($96.0 million, 2004 $150.0 million)	(55.8)	(78.1)	(55.8)	(78.1)
US$ private placement ($60.0 million, 2004 $nil)	(34.9)	—	(34.9)	—
Bank loans and overdrafts	(224.7)	(224.9)	(224.7)	(224.9)
Bank fees	1.8	1.9	1.8	1.9
	(550.0)	(521.0)	(550.0)	(521.0)
Net debt	(521.9)	(520.9)	(559.6)	(525.8)

Cash at bank and short term deposits is all in US$ apart from Canadian $0.4 million (2004: £0.1 million and C$0.2 million). Short term bank loans and overdrafts are all £ Sterling (2004: £5.4 million and US$15.0 million). Long term bank loans and overdrafts are £65.0 million and US$274.7 million (2004: £189.5 million and US$68.0 million).

Floating rate debt is at margins over £ Sterling or US$ LIBOR.

Before the effect of swaps £297.8 million (£30.0 million and $460.6 million) (2004: £274.9 million (£30.0 million and $470.2 million)) of borrowings are fixed at a weighted average rate of 6.23% (2004: 6.28%) for a weighted average term of 7.2 years (2004: 8.1 years).

The US$44.6 million private placement is divided into two tranches. US$9.6 million is repayable within one year of the Balance Sheet date and US$35.0 million is repayable between three and four years.

The US$320.0 million and £30.0 million private placement is repayable as US$110.0 million between three and four years, US$70.0 million and £30.0 million is repayable between six and seven years, US$110.0 million is repayable between eight and nine years and US$30.0 million is repayable between 11 and 12 years.

The US$96.0 million private placement is repayable as US$28.0 million between seven and eight years, US$38.0 million between nine and ten years and US$30.0 million between 12 and 13 years.

The US$60.0 million private placement is repayable as US$35.0 million between five and six years and US$25.0 million between seven and eight years.

Bank loans and overdrafts within current liabilities of £19.6 million are repayable within one year and are drawn on uncommitted facilities.

Bank loans and overdrafts within non-current liabilities are drawn on committed facilities. The committed facilities at December 2005 totalled £1,175.0 million (2004: £945.0 million). £40.0 million (2004: £nil) of these facilities fall due for renewal within one year, £895.0 million (2004: £690.0 million) fall due for renewal in between two and five years and £240.0 million (2004: £255.0 million) fall due for renewal in over five years.

Gearing is calculated as net debt of £521.9 million (2004: £520.9 million) as a percentage of shareholders' equity of £1,544.4 million (2004: £1,331.4 million) and equals 33.8% (2004: 39.1%).

17. Financial instruments

	Group and Parent	
	2005 £m	1 January 2005 £m
Assets:		
Interest rate swaps	4.6	5.8
Liabilities:		
Interest rate swaps	(6.9)	(2.9)

Up to December 2004 the Group disclosed gains and losses on hedging instruments in the notes to the financial statements. In accordance with IAS 39 such gains and losses are recognised in the Income Statement with effect from 1 January 2005.

Interest rate swaps are used by the Group to establish an appropriate proportion of fixed rate borrowing. At the year end the Group had fixed rate borrowings, after taking account of all swaps, approximately equal to net borrowings. Some of the instruments used by the Group, whilst appropriately managing the economic exposure of the Group, do not meet the conditions required to be classified as hedge instruments. As a result gains and/or losses on interest rate swaps are taken to finance costs in the Income Statement which creates a degree of volatility in finance costs.

After taking into account all swaps, the currency and interest rate exposure of net debt was as follows:

	Group		Parent	
	2005 £m	2004 £m	2005 £m	2004 £m
Cash and cash equivalents:				
Floating rates:				
Sterling	—	0.2	—	—
US$	52.9	19.1	—	—
Other	0.4	0.2	0.4	0.2
	53.3	19.5	0.4	0.2
Current financial liabilities:				
Floating rates:				
Sterling	(19.6)	(13.2)	(4.4)	—
US$	—	(1.2)	—	—
Fixed rates:				
US$	(5.6)	(5.0)	(5.6)	(5.0)
	(25.2)	(19.4)	(10.0)	(5.0)
Non-current financial liabilities:				
Floating rates:				
Sterling	186.8	(29.8)	186.8	(29.8)
US$	(220.8)	(66.6)	(220.8)	(66.6)
Fixed rates:				
Sterling	(280.0)	(180.0)	(280.0)	(180.0)
US$	(236.0)	(244.6)	(236.0)	(244.6)
	(550.0)	(521.0)	(550.0)	(521.0)
Net debt:				
Floating rates:				
Sterling	167.2	(42.8)	182.4	(29.8)
US$	(167.9)	(48.7)	(220.8)	(66.6)
Other	0.4	0.2	0.4	—
Fixed rates:				
Sterling	(280.0)	(180.0)	(280.0)	(180.0)
US$	(241.6)	(249.6)	(241.6)	(249.4)
	(521.9)	(520.9)	(559.6)	(525.8)

The exposure of the Group to interest rate changes when borrowings reprice is as follows:

As at 31 December 2005	Within one year	In one to two years	In two to three years	In three to four years	Beyond five years	Total
Total £ Sterling borrowings in £m	(82.8)	—	—	—	(30.0)	112.8)
Floating to fixed swaps	250.0	(50.0)	(50.0)	—	(150.0)	—
	167.2	(50.0)	(50.0)	—	(180.0)	(112.8)
Total US$ borrowings in £m	(165.3)	—	—	(84.3)	(212.8)	(462.4)
Fixed to floating swaps	(84.3)	—	—	84.3	—	—
	(249.6)	—	—	—	(212.8)	(462.4)

Cash and cash equivalents are primarily deposits at money market rates.

Floating rate debt is at margins over £ Sterling or US$ LIBOR. Sterling fixed rate financial liabilities are at average rates of 5.42% (2004: 5.82%) with an average term to maturity of 4.8 years (2004: 7.1 years). US$ fixed rate financial liabilities are at average rates of 5.72% (2004: 4.88%) with an average term to maturity of 6.9 years (2004: 4.9 years).

The average interest rate in 2005, calculated by dividing the net interest payable in the year on net debt by the average daily net debt, was 5.2% (2004: 5.5%).

The fair values of non-derivative financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year end exchange rates. Non-current land creditors are reported in the accounts at fair value. The carrying amounts of current financial assets and current financial liabilities approximate to book value.

	Group		Group	
	2005 Book value £m	2005 Fair value £m	2004 Book value £m	2004 Fair value £m
Non-current financial liabilities	(550.0)	(560.2)	(521.0)	(540.1)
Non-current financial trade and other receivables	6.4	5.1	3.8	3.1
Non-current financial trade and other payables	(2.9)	(2.5)	(1.7)	(1.5)
Non-current financial liability provisions	(2.9)	(2.9)	(4.2)	(4.2)

	Parent		Parent	
	2005 Book value £m	2005 Fair value £m	2004 Book value £m	2004 Fair value £m
Non-current financial liabilities	(550.0)	(560.2)	(521.0)	(540.1)

The maturity profile of the carrying amount of the non-current liabilities at 31 December was:

	Group 2005			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	—	(178.4)	(371.6)	(550.0)
Land creditors	(89.2)	(37.4)	(39.1)	(165.7)
Trade and other payables	(15.2)	(4.0)	—	(19.2)
Provisions	(2.5)	(2.1)	(7.3)	(11.9)
	(106.9)	(221.9)	(418.0)	(746.8)

	Group 2004			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	(5.0)	(224.4)	(291.6)	(521.0)
Land creditors	(36.4)	(32.4)	(0.4)	(69.2)
Trade and other payables	(9.5)	(1.8)	—	(11.3)
Provisions	(5.8)	(2.3)	(8.1)	(16.2)
	(56.7)	(260.9)	(300.1)	(617.7)

	Parent 2005			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	—	(178.4)	(371.6)	(550.0)
Provisions	(0.1)	(0.3)	(2.4)	(2.8)

	Parent 2004			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	(5.0)	(224.4)	(291.6)	(521.0)
Provisions	(0.1)	(0.3)	(2.6)	(3.0)

18. Deferred taxation

	Group			
2004 movements restated	Pension liability £m	Capital allowances £m	Other timing differences £m	Total £m
Net deferred tax assets:				
At 1 January 2004	55.9	3.1	13.4	72.4
Exchange variation	—	—	(0.7)	(0.7)
Income statement credit/(charge)	(1.1)	(1.4)	2.7	0.2
Statement of Recognised Income and Expense credit	1.1	—	—	1.1
At 31 December 2004	55.9	1.7	15.4	73.0
Exchange variation	—	—	1.4	1.4
On derivatives recognised 1 January	—	—	(0.8)	(0.8)
Income statement credit/(charge)	(0.7)	(1.3)	2.2	0.2
Statement of Recognised Income and Expense credit	0.3	—	—	0.3
At 31 December 2005	55.5	0.4	18.2	74.1

	Parent	
	Other timing differences £m	Total £m
At 31 December 2004	—	—
On derivatives recognised 1 January	(0.8)	(0.8)
Income statement credit	1.0	1.0
At 31 December 2005	0.2	0.2

Deferred taxation is calculated in full on temporary differences under the liability method using tax rates anticipated to apply when the liability is settled or the asset realised.

Deferred tax assets have been recognised in respect of all temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

19. Provisions

	Remedial work £m	Group Rental guarantees £m	Total £m	Parent Remedial work £m
At 1 January 2004	(21.1)	(6.5)	(27.6)	(3.2)
Exchange adjustments	0.3	—	0.3	—
Interest discounted	(0.4)	(0.3)	(0.7)	—
Provided	(11.6)	(0.5)	(12.1)	—
Released	2.6	1.6	4.2	—
Utilised	7.9	1.5	9.4	0.1
At 31 December 2004	(22.3)	(4.2)	(26.5)	(3.1)
Exchange adjustments	(0.6)	—	(0.6)	—
Interest discounted	(0.3)	(0.2)	(0.5)	—
Provided	(10.3)	(0.8)	(11.1)	—
Released	5.4	0.7	6.1	—
Utilised	9.8	1.4	11.2	0.1
At 31 December 2005	(18.3)	(3.1)	(21.4)	(3.0)

The remedial work provision covers various obligations across the Group, including aftercare at Springfield Environmental Limited which has a legal responsibility of a long term nature for the management of old, completed sites, provisions for losses on construction contracts for which responsibility was retained by the Group following the asset swap with Tarmac PLC in 1996, and housing maintenance provisions which should be utilised over the next two years.

The rental guarantees provision covers shortfalls anticipated under leasehold commitments. An estimate has been made of the level of income and expenditure anticipated for each property, and the timing of the utilisation of the provision chiefly covers the next two years. Net outgoings have been discounted on a pretax basis using the short term cost of borrowing.

Provisions have been analysed between current and non-current as follows:

	Group		Parent	
	2005 £m	2004 £m	2005 £m	2004 £m
Current	(9.5)	(10.3)	(0.2)	(0.1)
Non-current	(11.9)	(16.2)	(2.8)	(3.0)
	(21.4)	(26.5)	(3.0)	(3.1)

20. Pension arrangements

The Group operates a defined benefit UK scheme, a UK stakeholder scheme and two overseas defined contribution schemes. The assets of the schemes are held in separate Trustee administered funds. The largest, which is in the UK, is the George Wimpey Staff Pension Scheme (the Scheme), and is of the funded, defined benefit type. It is closed to new entrants. The Trustees are George Wimpey Pension Trustees Limited and the Law Debenture Trust Corporation Plc. The Scheme is subject to triennial valuation by independent actuaries, the last such valuation being carried out as at 31 March 2005, using the projected unit method. Details of this valuation are given below. For new employees in the UK contributions are paid into stakeholder pension arrangements.

The actuarial assumptions which have the most significant effect are those relating to return on investment, the rate of increase in salaries and the assumed rate of pension increases. In the 31 March 2005 valuation it was assumed that the investment return prior to retirement would exceed long dated gilt yields by 2.25% per annum, and post retirement by 0.25% per annum. Salary increases were assumed to exceed price inflation by 2.0% per annum. Pension increases were assumed to be in line with inflation. The market value

of assets was £591 million, and the present value of liabilities accrued to members after allowing for the expected future increase in earnings was £739 million. This equated to a gross deficit of £148 million, and £104 million net of deferred tax. The Company has agreed to continue contributions equivalent to £15 million per annum to fund the deficit. This is in addition to the ongoing costs of providing future service benefits.

The Group has paid contributions of £21.1 million (2004: £22.5 million) to the Scheme during the year. Employee contributions for Laing Homes Scheme members were being phased in up to 1 January 2006 up to the same rate as other employee members. As part of the terms of their transfer these members paid reduced contributions of 5.0% or 6.0% depending on the accrual rate chosen (2004: 2.0% for all). From 1 January 2006 all members contribute at the same rate.

No significant changes to benefits were made in 2005. Contributions in respect of non Laing Homes employees were paid at a rate of 13.2% of Scheme salary plus £15 million (2004: 13.2% plus £15 million) during 2005. In respect of former Laing Homes employees contributions were paid at a rate of 14.9% (2004: 20.2%) of Scheme salary throughout 2005.

A qualified, independent actuary updated the 31 March 2005 valuation to 31 December 2005, as required by IAS 19. The principal assumptions made at 31 December 2005 were as follows:

	2005	2004	2003
Discount rate	4.9%	5.4%	5.5%
Rate of increase in salaries	4.6%	4.6%	4.5%
Rate of increase of deferred pensions	2.6%	2.6%	2.5%
Rate of increase of pensions in payment	2.6%	2.6%	2.5%
Inflation	2.6%	2.6%	2.5%

At the time of the 31 March 2005 actuarial valuation of the Scheme a study was undertaken into the recent Scheme mortality experience. The tables adopted (PM/FA 92 (YOB=1950) for non pensioners and PM/FA92 (YOB=1925) for pensioners) reflect the results of this study and represent current expectations of mortality experience within the Scheme. In particular an appropriate allowance has been made within the assumptions for future mortality improvements.

The assets and liabilities in the Scheme, and the long term rates of return are set out below:

	Expected long term rate of return 2005	Value at 2005 £m	Expected long term rate of return 2004	Value at 2004 £m	Expected long term rate of return 2003	Value at 2003 £m
Equities	7.1%	210.9	7.5%	181.2	7.8%	165.0
Government bonds	4.1%	327.8	4.5%	283.0	4.8%	266.0
Non government bonds	4.9%	106.1	5.4%	118.0	5.5%	106.0
Insurance policies	4.9%	4.6	5.4%	5.0	5.5%	5.0
Cash	4.5%	10.2	4.0%	2.0	4.0%	3.0
Fair value of plan assets		659.6		589.2		545.0
Present value of funded obligations		(844.2)		(775.4)		(730.0)
Gross deficit in the Scheme		(184.6)		(186.2)		(185.0)
Related deferred tax asset		55.4		55.9		55.0
Net pension liability		(129.2)		(130.3)		(130.0)

Bonds, cash and insurance policies represent 68.0% (2004: 69.2%) of the fair value of plan assets.

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the life of the related obligation. The expected yield on bonds with fixed interest rates can be derived

exactly from their market value. It is considered that the expected return on equities is 3% over the yield on gilts, which is less than the long term average of 4% to reflect more stable GDP, lower inflation and reduced volatility of profits.

The amounts (charged)/credited against income in the year were as follows:

	2005 £m	2004 £m
Current service cost	(9.9)	(10.8)
Expected return on Scheme assets	32.8	31.5
Interest on Scheme liabilities	(41.3)	(39.6)
Actuarial losses recognised	(1.1)	(3.6)
	(19.5)	(22.5)
The actual return on Scheme assets was £81.5 million (2004: £53.6 million).		
The above amounts were charged to:		
Administrative expenses	(9.9)	(10.8)
Finance costs	(8.5)	(8.1)
Statement of Recognised Income and Expense	(1.1)	(3.6)
	(19.5)	(22.5)
The gross deficit in the Scheme moved during the year as follows:		
At 1 January	(186.2)	(186.2)
Amounts charged against income	(19.5)	(22.5)
Contributions paid	21.1	22.5
At 31 December	(184.6)	(186.2)
Movements in the present value of Scheme obligations were as follows:		
At 1 January	(775.4)	(730.0)
Service cost	(9.9)	(10.8)
Interest cost	(41.3)	(39.6)
Contributions from Scheme members	(3.3)	(3.5)
Actuarial gains and losses	(49.8)	(25.7)
Benefits paid	35.5	34.2
At 31 December	(844.2)	(775.4)
Movements in the fair value of Scheme assets were as follows:		
At 1 January	589.2	543.8
Expected return on Scheme assets	32.8	31.5
Actuarial gains and losses	48.7	22.1
Contributions from Group	21.1	22.5
Contributions from Scheme members	3.3	3.5
Benefits paid	(35.5)	(34.2)
At 31 December	659.6	589.2

The four year history of experience adjustments is as follows:

	2005	2004	2003[(a)]	2002[(a)]
Present value of Scheme obligations (£m)	(844.2)	(775.4)	(730.0)	(648.0)
Fair value of Scheme assets (£m)	659.6	589.2	545.0	484.0
Deficit in the Scheme (£m)	(184.6)	(186.2)	(185.0)	(164.0)
Experience adjustment on Scheme liabilities (£m)	11.5	—	(3.7)	33.4
Percentage of Scheme liabilities (%)	(1.4%)	—	0.5%	(5.2%)
Experience adjustment on Scheme assets (£m)	48.7	21.8	16.2	(65.1)
Percentage of Scheme assets (%)	8.1%	4.0%	3.0%	(13.5%)

(a) 2002 and 2003 figures based on FRS17.

The estimated amounts of contributions to be paid to the Scheme during the current financial year is £20.9 million.

Defined contribution schemes

Pension costs for defined contribution schemes were £2.1 million (2004: £2.8 million), of which £0.6 million (2004: £0.6 million) related to overseas schemes and the costs were borne by US housing.

21. Share capital

	Group and Parent			
	2005 Number '000	2005 £m	2004 Number '000	2004 £m
Authorised:				
Ordinary shares of 25p each	500,000	125.0	500,000	125.0
Allotted, called up and fully paid:				
At 1 January	391,519	97.9	384,053	96.0
Allotted under employee share schemes	2,536	0.6	2,878	0.8
Scrip dividends	2,686	0.7	4,588	1.1
At 31 December	396,741	99.2	391,519	97.9

Potential issues of ordinary shares

The Company operates a Savings Related Share Option Scheme ("SRSOS") for its UK employees and an Executive Share Option Scheme ("ESOS") for all UK regional board directors. The limit that may be issued under the schemes is the lower of 20 million and 5% of the issued ordinary share capital of the Company.

During the year options over 962,430 shares at 328.2 pence per share (2004: 1,172,994 shares at 306.4 pence per share) were granted to participating employees under the SRSOS. During the year options over 639,854 shares at 448.5 pence per share and 728,671 shares at 419.25 pence per share (2004: 690,561 shares at 407.0 pence per share and 685,481 shares at 420.08 pence per share) were granted to selected executives under the ESOS.

At 31 December 2005 there were options outstanding over 4,174,734 shares under the SRSOS, exercisable between now and 2011 (2004: 4,744,532 shares exercisable between 2005 and 2010) at prices between 101.0 pence and 328.2 pence per share (2004: 96.0 pence and 306.4 pence per share). The weighted average option price was 268.6 pence per share (2004: 232.0 pence per share) and the weighted average remaining contractual life was 2.7 years (2004: 2.8 years).

At 31 December 2005 there were options outstanding over 3,485,888 shares under the ESOS, exercisable between now and 2015 (2004: 4,321,304 shares exercisable between 2005 and 2014) at prices between 121.5 pence and 448.5 pence per share (2004: 98.0 pence and 420.08 pence per share). The weighted average option price was 377.4 pence per share (2004: 313.3 pence per share) and the weighted average remaining contractual life was 8.4 years (2004: 8.1 years).

The table below reconciles option movements over the year to December 2005:

	2005 Number '000	2005 Weighted average price in pence	2004 Number '000	2004 Weighted average price in pence
Outstanding at 1 January	9,066	270.67	10,160	213.21
Granted	2,331	389.69	2,549	364.22
Lapsed	(1,200)	330.35	(765)	263.02
Exercised	(2,536)	208.62	(2,878)	152.73
Outstanding at 31 December	7,661	318.08	9,066	270.67
Exercisable at 31 December	386	247.45	1,043	169.81

For the options exercised during the year the weighted average closing market price on the day of exercise was 420.2 pence per share (2004: 389.7 pence per share).

If the options outstanding at 31 December were all exercised at either the earliest opportunity or the latest opportunity the cash inflows into the Company in the following bands of years would be:

	2005 Earliest exercise £m	2005 Latest exercise £m	2004 Earliest exercise £m	2004 Latest exercise £m
Within one year	6.5	0.2	6.5	0.4
In two to three years	15.6	5.7	15.6	4.8
In four to five years	2.3	4.3	2.4	4.6
Thereafter	—	14.2	—	14.7
	24.4	24.4	24.5	24.5

22. Equity shareholders' funds

The movement on equity shareholders' funds is reconciled as follows (2004 movements restated):

Group	Share capital £m	Share premium £m	Translation reserve £m	Retained earnings £m	Total £m
At 1 January 2004	96.0	109.2	—	853.6	1,058.8
Shares allotted under share schemes	0.8	3.7	—	—	4.5
Scrip dividend	1.1	(1.1)	—	—	—
Total recognised income for the year	—	—	(1.7)	299.3	297.6
Dividends paid	—	—	—	(33.7)	(33.7)
Value of employee services	—	—	—	4.2	4.2
At 31 December 2004	**97.9**	**111.8**	**(1.7)**	**1,123.4**	**1,331.4**
Shares allotted under share schemes	**0.6**	**4.7**	—	—	**5.3**
Scrip dividend	**0.7**	**(0.7)**	—	—	—
Total recognised income for the year	—	—	**3.8**	**254.1**	**257.9**
Dividends paid	—	—	—	**(53.7)**	**(53.7)**
Value of employee services	—	—	—	**3.5**	**3.5**
At 31 December 2005	**99.2**	**115.8**	**2.1**	**1,327.3**	**1,544.4**

The cumulative amount of goodwill written off direct to reserves, relating to acquisitions prior to 1998, is £45.7 million (2004: £45.7 million).

Parent	Share capital £m	Share premium £m	Retained earnings £m	Total £m
At 1 January 2004	96.0	109.2	441.6	646.8
Shares allotted under share schemes	0.8	3.7	—	4.5
Scrip dividend	1.1	(1.1)	—	—
Total recognised income for the year	—	—	72.0	72.0
Dividends paid	—	—	(33.7)	(33.7)
At 31 December 2004	**97.9**	**111.8**	**479.9**	**689.6**
Shares allotted under share schemes	**0.6**	**4.7**	—	**5.3**
Scrip dividend	**0.7**	**(0.7)**	—	—
Total recognised income for the year	—	—	**(27.1)**	**(27.1)**
Dividends paid	—	—	**(53.7)**	**(53.7)**
At 31 December 2005	**99.2**	**115.8**	**399.1**	**614.1**

In accordance with the provisions of section 230 of the Companies Act 1985, a separate Income Statement for the Parent Company is not presented.

23. Reconciliation of profit on ordinary activities before interest to net cash flows from operating activities

	Group		Parent	
	2005 £m	2004 £m Restated	2005 £m	2004 £m
Cash flows from operating activities:				
Profit on ordinary activities before interest	437.5	497.5	(2.8)	86.7
Exclude share of joint venture results	0.8	0.4	—	—
Other non-cash items	3.5	2.2	(3.1)	(1.1)
Write back of investment provision	—	—	—	(94.6)
Depreciation	8.1	7.8	—	—
Change in provisions	(6.2)	(5.2)	(0.1)	(0.1)
Land held for development realised from land and house sales	737.4	702.1	—	—
Working capital before land expenditure	(55.2)	(91.3)	78.0	237.5
Dividends received from subsidiary undertakings	—	—	11.7	9.2
Interest received	3.9	3.7	89.5	108.6
Interest paid	(57.5)	(52.9)	(131.9)	(140.8)
Tax (paid)/received	(117.7)	(91.3)	16.5	11.9
Cash inflow from operating activities before land expenditure	954.6	973.0	57.8	217.3
Land expenditure (net of land creditors)	(839.0)	(935.1)	—	—
Net cash flows from operating activities	115.6	37.9	57.8	217.3

24. Contingent liabilities

The Parent Company has given guarantees in respect of the bank borrowings of subsidiary undertakings. The amount guaranteed at the year end was £15.2 million (2004: £6.9 million). The Group has given guarantees, in the ordinary course of business, to the lenders to the GN Tower Limited and North Central Management Limited joint ventures reported in Note 12. The guarantees are for 50% of cost and interest overruns arising from construction.

25. Related party transactions

During the year the Group undertook transactions in the normal course of business with the joint ventures disclosed in note 12.

	Group	
	2005 £m	2004 £m
Revenue from sale of land and associated development works to:		
GN Tower Limited	—	17.5
Falcon Wharf Limited	31.7	—
Fees for management services charged to:		
GN Tower Limited	0.6	0.3
Falcon Wharf Limited	0.6	—
The following balances were due to the Group at the year end:		
Shareholder loans:		
GN Tower Limited	3.0	1.5
North Central Management Limited	5.6	4.1
Falcon Wharf Limited	3.6	—
Mezzanine finance:		
GN Tower Limited	3.9	1.8
Falcon Wharf Limited	3.6	—
	19.7	7.4

Shareholder loans, which are matched by the joint venture partners, are interest free. Mezzanine finance is interest bearing at a fixed rate of 10% to GN Tower Limited and at 5% over LIBOR to Falcon Wharf Limited.

Key management compensation is disclosed in note 7.

The Parent Company funds the Wimpey Staff Personal Accident Scheme (The Scheme) which provides discretionary personal accident benefits to the members of the Wimpey Staff Pension Scheme. There is an interest free loan from The Scheme to the Group which is repayable at one month's notice. The balance owed by the Group to The Scheme was £0.5 million (2004: £0.5 million) throughout the year.

The Parent Company incurs corporate costs which are all paid by a subsidiary entity before an annual charge of those costs to the Parent Company, giving rise to the corporate costs disclosed in the Segmental Analysis in note 1. The Parent Company funds the operating companies by way of equity investment and loans at commercial rates of interest.

26. Operating lease commitments

	Group	
	2005 £m	2004 £m
The total of future minimum lease payments under non cancellable operating leases expiring:		
Within one year	1.1	0.1
Between one and five years	8.1	3.5
Beyond five years	19.5	22.3
	28.7	25.9

The Parent Company had no operating lease commitments during the year (2004: nil).

Operating leases are primarily for land and buildings utilised by Group companies.

There are no significant restrictions on the Group within the lease terms.

27. Principal subsidiary undertakings and joint ventures

Name	Status	Country of operation/ registration	% of voting rights owned by the Group	Principal activity
George Wimpey UK Limited	Subsidiary	UK/England	100%	House builder
Morrison Homes Inc.*	Subsidiary	USA	100%	House builder
Wimpey Overseas Holdings Limited	Subsidiary	UK/England	100%	Corporate
GN Tower Limited*	Joint venture	UK/England	50%	House builder
North Central Management Limited*	Joint venture	UK/England	50%	House builder
Falcon Wharf Limited*	Joint venture	UK/England	50%	House builder

* *Companies marked with an * are indirectly owned. Others are directly owned by the Parent Company.*

The undertakings listed above are those held at 31 December 2005 which significantly affect the amount of the profit or assets of the Group.

28. Reconciliation of profits, net assets and cash flow under UK GAAP to IFRS

The Group reported under UK GAAP in its previously published financial statements for the year ended 31 December 2004. The following tables reconcile profits and equity as previously reported to the revised comparative amounts reported in these financial statements. In addition equity at 31 December 2003 is reconciled.

	2004 £m
Reconciliation of prior period income statement:	
Profit on ordinary activities before interest	
UK GAAP basis	500.4
Eliminate charge for pension costs under SSAP 24	11.0
Book charge for pension costs under IAS 19	(10.8)
Increased margin from lower cost inventory	0.5
Book charge for share based payments under IFRS 2	(2.2)
Eliminate credit for share based payments	(1.7)
Reallocate joint venture interest and taxation	(0.1)
Eliminate goodwill amortisation	0.4
IFRS basis	497.5
Finance costs – net payable	
UK GAAP basis	(49.7)
Interest charge on discounted pension liabilities under IAS 19	(8.1)
Reallocate joint venture interest	0.3
Interest charge on discounted land creditors	(3.8)
Notional interest expense booked to cost of inventory	1.4
IFRS basis	(59.9)
Profit on ordinary activities before taxation	
UK GAAP basis	450.7
IFRS basis	437.6
Tax on profit on ordinary activities	
UK GAAP basis	(139.7)
Increased deferred tax credit arising from adoption of IAS 19 to account for pension costs	2.4
Increased deferred tax credit on share-based payments	1.1
Reallocate tax credit on joint ventures	(0.2)
Deferred tax on net impact of discounting land creditors	0.6
IFRS basis	(135.8)
Profit on ordinary activities after taxation	
UK GAAP basis	311.0
IFRS basis	301.8

Accounting for pension costs of the defined benefit scheme ("the Scheme") under the amended IAS 19, in place of SSAP 24, increases the overall charge and separates the charge into an operating cost and a finance cost. The amended IAS 19 is almost identical to FRS 17, the figures under which have been previously disclosed in the Notes to the Financial Statements. The Group has adopted the full recognition method of accounting under the amended IAS 19, whereby movements in the Scheme obligations due to changes in actuarial assumptions or revised terms of the Scheme, are recognised in full through the Statement of Recognised Income and Expense.

Accounting for share-based payments under IFRS 2 requires the fair values of options granted after 7 November 2002 to be charged to the Income Statement over the vesting period of the options. No adjustments are made retrospectively to account for performance related to market based factors. Under previous UK GAAP where an option was considered unlikely to vest due to not meeting performance targets provisions previously made could be reversed. In the year to December 2004 there was a £1.7 million credit relating to the reversal of a provision at December 2003 for the 2003 Long Term Incentive Plan. The credit in the year to December 2004 is eliminated under IFRS.

The Group reports the results of joint ventures using the equity method. Using this method the Group's share of the post tax results of the joint ventures is reported on a single line on the face of the Income Statement. Previously the operating result, interest expense and tax credit were reported separately.

Under IFRS 3 "Business Combinations" amortisation of goodwill is replaced by a regular impairment review of goodwill held on the Balance Sheet. The reviews have indicated no impairment of the goodwill of £5.2 million in the Balance Sheet at 31 December 2003, and so the amortisation charged in the year to December 2004 has been eliminated.

	1 January 2005 £m	31 December 2004 £m	31 December 2003 £m
Reconciliation of prior period equity:			
UK GAAP basis	1,439.1	1,439.1	1,168.4
Pension accounting:			
Eliminate SSAP 24 prepayment	(26.9)	(26.9)	(15.4)
Book IAS 19 pension liability	(186.2)	(186.2)	(186.2)
Deferred tax impact	64.0	64.0	60.5
Eliminate accrued dividend	42.3	42.3	32.2
Tax effect of share based payments	1.0	1.0	0.4
Add back goodwill amortisation	0.5	0.5	—
Fair value of long term creditors and inventory	(2.4)	(2.4)	(1.1)
Recognition of fair value of derivatives	2.1	—	—
IFRS basis	1,333.5	1,331.4	1,058.8

The major impact on equity arises from the revised pension accounting under the amended IAS 19. The amounts reported above as equity adjustments vary slightly from those disclosed in the FRS 17 notes to the 2004 financial statements due to the adjustment to the method of valuing investments required by the amended IAS 19.

IFRS requires the Group to recognise a dividend payable only when it has been announced and, where necessary, approved by shareholders, prior to the Balance Sheet date.

Under IAS 2 "Inventories" the Group is required to book long term land creditors relating to the purchase of inventories at fair value at the time of recognition. In subsequent periods, up to the date of payment, the notional interest represented by the unwinding discount is expensed to the Income Statement. It has long been Group policy to recognise land creditors on the Balance Sheet at exchange of an unconditional binding contract, which is in accordance with IFRS, but historically long term creditors have not been discounted. This is now done, and consequently the cost of land booked into inventory is lower as it will be at the same amount as the fair value of the creditor recognised.

In accordance with IAS 23 "Borrowing Costs" notional interest incurred prior to gaining legal title or vacant possession of the land is added to the cost of inventory. This is believed to more fairly reflect the economic reality of the underlying transaction.

The make-up of the reduction of equity due to the revised discounting policy comprises:

	31 December 2004 £m
Reduction in value of land inventory	(10.3)
Reduction in value of long term creditors	6.8
Tax effect	1.1
	(2.4)

The Group is only complying with IAS 39, as required, with effect from 1 January 2005. As reported in the December 2004 financial statements hedge accounting has not been adopted for interest hedging instruments. The fair value of those instruments, net of tax, at 1 January 2005 was £2.1 million (gross £2.9 million as reported in note 21 of those statements). That fair value is recognised in the first Balance Sheet on adoption of IAS 39.

There are no material changes to cash flows under IFRS compared with UK GAAP. However, under IFRS tax and interest paid are both classified within operating cash flows, whereas they were separately categorised under UK GAAP. Cash and cash equivalents under IFRS include short term deposits which, under UK GAAP were classified as liquid resources.

(iii) Audited consolidated financial information of George Wimpey for the year ended 31 December 2006

GROUP INCOME STATEMENT
For the year ended 31 December

	Note	Before exceptional items 2006 £m	Exceptional items* 2006 £m	Total 2006 £m	2005 £m
Continuing operations:					
Revenue	1	3,147.4	—	3,147.4	3,003.2
Cost of sales		(2,581.2)	(53.6)	(2,634.8)	(2,414.1)
Gross profit		566.2	(53.6)	512.6	589.1
Net operating expenses	2	(151.0)	(7.1)	(158.1)	(150.8)
Share of post tax profits/(losses) from joint ventures	12	7.6	—	7.6	(0.8)
Profit on ordinary activities before finance costs	2	422.8	(60.7)	362.1	437.5
Finance costs:					
Interest payable and similar charges	3	(57.7)	—	(57.7)	(73.9)
Interest receivable	3	5.8	—	5.8	2.9
Profit on ordinary activities before taxation	1	370.9	(60.7)	310.2	366.5
Taxation:					
UK	4	(78.5)	—	(78.5)	(56.9)
Overseas	4	(36.4)	22.7	(13.7)	(56.8)
Profit attributable to equity shareholders		256.0	(38.0)	218.0	252.8
Proposed/paid dividends per ordinary share					
Interim	5			6.3p	5.7p
Final	5			13.1p	11.9p
Earnings per ordinary share – basic	6			54.8p	64.3p
Earnings per ordinary share – diluted	6			54.6p	64.0p

* *Refer to accounting policies on page 55 of the Group's annual report and accounts for the year ended 31 December 2006. The current year item relates to the write-off of land option deposits and the write-down of land in the US.*

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December

		Group		Parent	
	Note	2006 £m	2005 £m	2006 £m	2005 £m
Profit attributable to equity shareholders		218.0	252.8	(21.2)	(29.2)
Actuarial gain/(loss) on defined benefit pension scheme	20	4.0	(1.1)	—	—
Deferred tax on defined benefit pension scheme	4	(1.2)	0.3	—	—
Derivatives recognised on 1 January 2005		—	2.9	—	2.9
Deferred tax on derivatives		—	(0.8)	—	(0.8)
Currency translation differences on foreign currency net investments	22	(5.0)	3.8	—	—
Total recognised income/(loss)	22	215.8	257.9	(21.2)	(27.1)

BALANCE SHEETS
For the year ended 31 December

		Group		Parent	
	Note	2006 £m	2005 £m	2006 £m	2005 £m
Assets					
Non-current assets					
Goodwill	8	5.4	5.6	—	—
Other intangible assets	9	18.6	16.6	—	—
Property, plant and equipment	10	16.4	16.9	—	—
Investments in subsidiary undertakings	11	—	—	1,485.5	1,690.0
Joint ventures	12	31.4	18.5	—	—
Deferred tax assets	18	92.9	78.8	—	0.2
Trade and other receivables	14	26.4	19.1	363.8	234.6
		191.1	155.5	1,849.3	1,924.8
Current assets					
Inventories	13	3,140.0	2,932.2	—	—
Trade and other receivables	14	94.5	104.4	2,057.1	1,979.8
Current tax assets		0.5	0.1	5.6	9.8
Derivative financial instruments	17	4.2	4.6	4.2	4.6
Cash and cash equivalents	16	176.2	53.3	155.5	0.4
		3,415.4	3,094.6	2,222.4	1,994.6
Total assets		3,606.5	3,250.1	4,071.7	3,919.4
Liabilities					
Current liabilities					
Financial liabilities	16	(20.3)	(25.2)	(11.1)	(10.0)
Derivative financial instruments	17	(1.8)	(6.9)	(1.8)	(6.9)
Trade and other payables	15	(815.1)	(625.7)	(2,600.7)	(2,299.0)
Provisions	19	(9.4)	(9.5)	(0.2)	(0.2)
Current tax liabilities		(106.7)	(102.3)	—	—
		(953.3)	(769.6)	(2,613.8)	(2,316.1)
Non-current liabilities					
Financial liabilities	16	(543.0)	(550.0)	(543.0)	(550.0)
Trade and others payables	15	(218.4)	(184.9)	(373.8)	(436.4)
Deferred tax liabilities	18	(4.5)	(4.7)	(0.8)	—
Deficit on defined benefit pension scheme	20	(166.8)	(184.6)	—	—
Provisions	19	(13.4)	(11.9)	(2.8)	(2.8)
		(946.1)	(936.1)	(920.4)	(989.2)
Total liabilities		(1,899.4)	(1,705.7)	(3,534.2)	(3,305.3)
Net assets	1	1,707.1	1,544.4	537.5	614.1
Shareholders' equity					
Ordinary shares	21, 22	100.2	99.2	100.2	99.2
Share premium	22	117.6	115.8	117.6	115.8
Translation reserve	22	(2.9)	2.1	—	—
Retained earnings	22	1,492.2	1,327.3	319.7	399.1
Total equity	22	1,707.1	1,544.4	537.5	614.1

The accounts were approved by the Board on 21 February 2007 and are signed on their behalf by:

John Robinson
Chairman Group

Andrew Carr-Locke
Finance Director

Cash flow statements

CASH FLOW STATEMENTS
At 31 December

	Note	Group 2006 £m	Group 2005 £m	Parent 2006 £m	Parent 2005 £m
Net cash flows from operating activities	23	153.7	115.6	154.6	57.8
Cash flows from investing activities					
Purchase of intangibles and property, plant and equipment		(16.5)	(18.5)	—	—
Proceeds from sale of property, plant and equipment		2.4	1.6	—	—
Acquisition – deferred consideration		—	(0.2)	—	—
Loans to joint ventures		(5.3)	(12.3)	—	—
Net cash used in investing activities		(19.4)	(29.4)	—	—
Cash flows from financing activities					
Increase in borrowings		53.9	23.8	55.2	25.7
Repayment of borrowings		(5.2)	(34.9)	(5.2)	(34.9)
Net proceeds from issue of ordinary share capital		2.8	5.3	2.8	5.3
Dividends paid to ordinary shareholders		(58.2)	(53.7)	(58.2)	(53.7)
Net cash used in financing activities		(6.7)	(59.5)	(5.4)	(57.6)
Effect of exchange rate changes		(4.7)	3.7	—	—
Net increase in cash and cash equivalents		122.9	30.4	149.2	0.2
Cash and cash equivalents at start of period		38.2	7.8	0.4	0.2
Cash and cash equivalents at end of period		161.1	38.2	149.6	0.4

NET DEBT
At 31 December 2006

	Note	Group 2006 £m	Group 2005 £m	Parent 2006 £m	Parent 2005 £m
Cash and cash equivalents		176.2	53.3	155.5	0.4
Financial liabilities					
Overdrafts		(15.1)	(15.1)	(5.9)	—
		161.1	38.2	149.6	0.4
Other current		(5.2)	(10.1)	(5.2)	(10.0)
Non current		(543.0)	(550.0)	(543.0)	(550.0)
Net debt	16	(387.1)	(521.9)	(398.6)	(559.6)

ACCOUNTING POLICIES
For the year ended 31 December 2006

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through the profit and loss. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the Balance Sheet date and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or action, actual results ultimately may differ from those estimates.

Basis of consolidation

The consolidated results incorporate the financial statements of the Company and entities controlled by the Company ("subsidiaries") up to the Balance Sheet date.

Entities which are jointly controlled with another party or parties ("joint ventures") are accounted for using the equity method of accounting.

The results of subsidiaries and joint ventures acquired or disposed of during a year are included in the Group Income Statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill arising on consolidation

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is charged immediately to the Income Statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS on 1 January 2004 has been retained at the previous UK GAAP amounts following impairment tests.

Revenue

Revenue from housing sales is recognised as the fair value of the consideration received or receivable on legal completion, net of incentives.

Exceptional items

Exceptional items are defined as items of income and expenditure which are material and unusual in nature and of such significance that they require separate disclosure on the face of the income statement in accordance with IAS 1, Presentation of Financial Statements.

Share-based payments

In accordance with its transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 which had not vested as of 1 January 2005.

The Group makes equity-settled share-based payments to certain employees. These are measured at fair value at the date of grant. The fair value is expensed on a straight line basis over the vesting period. Adjustments to the amounts expensed are only made in respect of non market related factors.

Operating leases

Operating lease rentals are charged to the Income Statement in equal amounts over the lease term.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. Depreciation is provided on all property, plant and equipment other than freehold land at rates calculated to write off the cost of each asset to its residual value evenly over its expected useful life as follows:

- Freehold buildings – over 50 years
- Short leaseholds – over the period of the lease
- Plant and equipment – 20% to 33% per annum on a straight line basis

The assets' residual values and useful lives are reviewed, and adjusted if appropriate at each balance sheet date.

Finance income and costs

Interest receivable and payable on bank deposits and borrowings is credited or charged to finance costs as incurred. Notional interest payable, representing the unwinding of the discount on long term liabilities, is charged to finance costs. Infrequently a long term land creditor is for a parcel, or parcels, of land where the Group has exchanged unconditional contracts, and so recognised the creditor and the land inventory, but in practice does not have title or access to the land. In those few cases the notional interest payable already charged to finance costs is then credited to finance costs and added to the cost of inventory in accordance with IAS 23 "Borrowing Costs" and IAS 2 "Inventories". In no circumstances will the cost of such land inventory exceed the contracted sum payable.

Taxation

The tax expense represents the sum of the current tax and deferred tax charges.

The current tax charge is based on taxable profit for the year. Taxable profit differs from profit before taxation recorded in the Income Statement because it excludes items of income or expense that are taxable or deductible in other years or that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted, or substantively enacted, by the Balance Sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Current and deferred tax are charged or credited in the Income Statement, except when they relate to items charged or credited through the Statement of Recognised Income and Expense when they are charged or credited there.

Segmental reporting

The Group is divided into three components for management reporting and control:

- UK housing (George Wimpey and Laing Homes brands)
- US housing (Morrison Homes brand)
- Corporate

These components make up the primary segmental analysis in the financial statements. No secondary segmental analysis is provided as the primary segmental analysis follows the geographical split.

Intangible assets

Costs that are directly associated with the production of identifiable and unique software controlled by the Group, and that will generate economic benefits beyond one year, are recognised as intangible assets. Computer software development costs recognised as assets are amortised on a straight line basis over three to five years from the time of going live.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are accounted for at cost less any provision for impairment.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour costs and those overheads which have been incurred in bringing the inventories to their present location and condition. Cost in certain circumstances also includes notional interest as explained in the accounting policy for finance income and costs. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing and selling.

Land inventory is recognised at the time a liability is recognised – generally after exchange of unconditional contracts.

Trade receivables

Trade receivables do not carry interest and are stated at their initial value reduced by appropriate allowances for estimated irrecoverable amounts.

Derivative financial instruments

Derivatives utilised by the Group are primarily interest rate swaps. Derivatives are initially accounted and measured at fair value on the date of the derivative contract and subsequently remeasured at fair value. Gains or losses on interest rate swaps are taken direct to finance costs in the Income Statement.

Trade payables

Trade payables on normal terms are not interest bearing and are stated at their nominal value. Trade payables on extended terms, particularly in respect of land purchases, are recorded at their fair value.

Cash and cash equivalents

Cash and cash equivalents in the Cash Flow Statements includes cash in hand, deposits held at call with banks, other highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are included within financial liabilities in current liabilities on the Balance Sheet.

Pensions

The Group accounts for pensions and similar benefits under the amended IAS 19 "Employee Benefits". For defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at market value. The operating and financing costs of such plans are recognised separately in the Income Statement; service costs are spread systematically over the lives of the employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised in full through the Statement of Recognised Income and Expense.

Payments to defined contribution schemes are charged to the Income Statement as they become due.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Share capital

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issue of new shares or options are charged to the share premium account.

Where any Group company purchases ordinary shares of the Company (Treasury shares) the consideration paid, including any incremental costs, is deducted from equity attributable to the Company's equity shareholders.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at closing rates of exchange. On consolidation, the Income Statements of overseas subsidiary entities are translated at an appropriate average rate for the year and the Balance Sheets at the closing rate. Exchange differences arising on the retranslation of opening Balance Sheets, together with the difference between Income Statements translated at average rates and closing rates, are dealt with through reserves.

The Group designates its US$ borrowings as a hedge of the investments in the US Housing business. Gains and losses on the retranslation of foreign currency borrowings to £ Sterling are taken direct to reserves.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not effective for 2006 and therefore have not been applied in preparing these accounts:

IFRS 7 Financial Instruments: Disclosures and the Amendments to IAS 1 Presentation of Financial Statements: Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1 which will be adopted for the Group's 2007 accounts, will require additional disclosures with respect to the Group's financial instruments and share capital.

IFRIC 8 Scope of IFRS 2 Share-based Payments addresses the accounting for share-based payment transactions in which some or all of the goods or services received cannot be specifically identified. IFRIC 8 will become mandatory for the Group's 2007 accounts, with retrospective application required. The Group has not yet determined the potential effect of the interpretation.

IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Group's 2007 accounts and will apply to goodwill, investments in equity instruments and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of IAS 36 and IAS 39 respectively (i.e. 1 January 2005). IFRIC 10 is not expected to have any significant impact on the consolidated accounts.

The Group does not consider that any other standard or interpretations issued by the IASB, but not yet applicable, will have any significant impact on the consolidated accounts.

NOTES TO THE ACCOUNTS

1. Segmental reporting

Primary reporting format – business segments

	UK Housing 2006 £m	US Housing 2006 £m	Corporate 2006 £m	Total 2006 £m
Revenue	2,391.2	756.2	—	3,147.4
Operating profit before exceptional items	310.0	116.9	(11.7)	415.2
Exceptional items*	—	(60.7)	—	(60.7)
Share of joint venture results	7.6	—	—	7.6
Finance costs (net)	—	—	(51.9)	(51.9)
Profit on ordinary activities before taxation	317.6	56.2	(63.6)	310.2
Tax on profit on ordinary activities				(92.2)
Profit for the period				218.0
Gross assets	2,786.3	509.8	9.2	3,305.3
Joint ventures	31.4	—	—	31.4
Gross liabilities	(1,141.9)	(57.1)	(25.7)	(1,224.7)
Operating assets	1,675.8	452.7	(16.5)	2,112.0
Current taxation				(106.2)
Deferred taxation (net)				88.4
Net debt				(387.1)
Net assets				1,707.1
Other segmental information:				
Capital expenditure:				
Property, plant and equipment	6.9	0.9	—	7.8
Intangibles	8.2	0.4	—	8.6
Depreciation and amortisation:				
Property, plant and equipment	5.2	1.1	—	6.3
Intangibles	4.4	1.8	—	6.2
Other non-cash expenses:				
Provisions provided	3.1	10.5	0.4	14.0
Provisions released	1.4	1.3	0.5	3.2

* *The exceptional item above relates to the write-off of land option deposits and the write-down of land in the US.*

Primary reporting format – business segments

	UK Housing 2005 £m	US Housing 2005 £m	Corporate 2005 £m	Total 2005 £m
Revenue	2,157.6	845.5	0.1	3,003.2
Operating profit	278.8	169.4	(9.9)	438.3
Share of joint venture results	(0.8)	—	—	(0.8)
Finance costs (net)	—	—	(71.0)	(71.0)
Profit on ordinary activities before taxation	278.0	169.4	(80.9)	366.5
Tax on profit on ordinary activities				(113.7)
Profit for the period				252.8
Gross assets	2,554.0	530.9	14.5	3,099.4
Joint ventures	18.5	—	—	18.5
Gross liabilities	(928.1)	(82.4)	(13.0)	(1,023.5)
Operating assets	1,644.4	448.5	1.5	2,094.4
Current taxation				(102.2)
Deferred taxation (net)				74.1
Net debt				(521.9)
Net assets				1,544.4
Other segmental information:				
Capital expenditure:				
Property, plant and equipment	7.9	0.9	—	8.8
Intangibles	8.9	0.8	—	9.7
Depreciation and amortisation:				
Property, plant and equipment	5.2	0.9	—	6.1
Intangibles	0.4	1.6	—	2.0
Other non-cash expenses:				
Provisions provided	1.1	10.0	—	11.1
Provisions released	5.4	0.2	0.5	6.1

There are no sales between the business segments. All assets and liabilities are classified as operating assets other than corporate and deferred taxation and net debt. Net debt is managed at the Group level when deciding on the capital structure of the operating businesses.

A secondary format segmental analysis, on a geographical basis, is not separately provided as the businesses are already analysed by geographical location in the primary analysis. Laing Homes is reported within UK Housing reflecting the management reporting structure of the Group.

2. Net operating expenses and profit on ordinary activities before finance costs

	Group	
	2006 £m	2005 £m
Net operating expenses:		
Administration expenses	(169.4)	(167.8)
Net other income	18.4	17.0
Exceptional item	(7.1)	—
	(158.1)	(150.8)

Net other income comprises net income from land sales and other net income of a non trading nature.

Profit on ordinary activities before interest is stated after charging:		
Staff costs (note 7)	(223.8)	(223.8)
Inventories:		
Cost of inventories recognised as an expense in cost of sales	(2,453.2)	(2,262.2)
Cost of inventories recognised as an expense in net operating expenses	(4.2)	(20.5)
Inventory write down	(54.4)	(5.2)
Depreciation and amortisation:		
Property, plant and equipment	(6.3)	(6.1)
Intangibles	(6.2)	(2.0)
Rentals under leases for land and buildings	(7.3)	(7.1)
Hire of plant and equipment	(16.4)	(20.0)
Services provided by the Group's auditor:		
Fee payable to the Company auditor for the audit of the Parent Company and consolidated annual accounts	(0.3)	(0.3)
Fees payable to the Company's auditor for other services:		
The audit of the Company's subsidiaries pursuant to legislation	(0.1)	(0.1)
Other services pursuant to legislation	—	—
Tax services	(0.1)	(0.1)
Other advisory	(0.1)	—
	(0.6)	(0.5)

In addition to the above services the Group's auditor also acted as auditor to the George Wimpey Staff Pension Scheme. The appointment of auditors to the pension scheme and the fees paid in respect of the audit are agreed by the Trustees of the scheme, who act independently of the management of the Group. The aggregate fees paid to the Group's auditor for audit services to the pension scheme during the year were £31,000 (2005: £22,000).

3. Net finance costs

		Group	
	Note	2006 £m	2005 £m
Interest payable and similar charges:			
Bank loans and overdrafts		(26.5)	(29.9)
Other loans		(21.4)	(23.0)
Interest charged on provisions and creditors		(17.8)	(10.6)
Interest charged on pension liabilities	20	(6.8)	(8.5)
Movement on interest rate derivatives		5.6	(5.3)
Less: interest capitalised to inventory	13	9.2	3.4
Interest and similar charges payable		(57.7)	(73.9)
Interest receivable		5.8	2.9
Net finance costs		(51.9)	(71.0)

The interest charge on long term creditors, representing the discount unwinding, where the creditors are for land held in inventory to which the Group does not have title or access to the land, is transferred to the cost of that inventory. The average rate at which the applicable long term creditors have been discounted is 5.5% (2005: 5.5%).

4. Taxation

	Group	
	2006 £m	2005 £m
The charge to taxation in the period comprised:		
Current tax	(120.7)	(122.3)
Current tax prior year adjustment	9.1	8.4
Deferred tax	19.4	0.2
Taxation in the Income Statement	(92.2)	(113.7)
Tax on items charged to equity:		
Deferred tax (charge)/credit on actuarial movements in pension liability	(1.2)	0.3
	(1.2)	0.3

The taxation charged in the Income Statement is approximately equal to (2005: higher than) the standard rate of corporation tax in the UK of 30% (2005: 30%).

The differences are explained below:

	Group	
	2006 £m	2005 £m
Profit on ordinary activities before taxation	310.2	366.5
Profit on ordinary activities at 30% (2005: 30%)	(93.1)	(110.0)
Effects of:		
Adjustments to tax in respect of prior periods	6.2	6.9
Adjustment in respect of foreign tax rates	(2.4)	(11.7)
Other differences	(2.9)	1.1
Taxation in the Income Statement	(92.2)	(113.7)

5. Dividends

	Group and Parent		Group and Parent	
	2006 p per share	2006 £m	2005 p per share	2005 £m
Interim paid	6.3	25.0	5.7	22.4
Prior year final paid in year	11.9	47.2	10.8	42.3

In addition, the Directors are proposing a final dividend in respect of 2006 of 13.1 pence per share which will absorb an estimated £52.5 million of shareholders' funds. If approved by shareholders at the Annual General Meeting it will be paid on 11 May 2007 to shareholders who are on the register of members on 2 March 2007. Dividends from the year's earnings of 54.8 pence per share (2005: 64.3 pence per share) are, therefore, 19.4 pence per share (2005: 17.6 pence per share) in total, representing dividend cover of 2.8 times (2005: 3.7 times).

6. Earnings per share

Basic earnings per share is 54.8 pence (2005: 64.3 pence). The calculation of the basic earnings per ordinary share is based on the profit attributable to ordinary shareholders of £218.0 million (2005: £252.8 million) divided by the average number of shares in issue during the year of 397.7 million (2005: 393.1 million).

Diluted earnings per share is 54.6 pence (2005: 64.0 pence). The calculation is based on the profit attributable to ordinary shareholders divided by the average number of shares in issue plus the dilutive potential ordinary shares amounting to 1.8 million (2005: 1.8 million) shares. The dilutive potential ordinary shares relate to shares provisionally allocated under employee share schemes where the market value exceeds the option price.

The following tables provide a reconciliation between earnings per share before exceptional items and basic earnings per share. Earnings per share before exceptional items, is shown to provide clarity on the underlying performance of the group.

	2006 £m	2005 £m
Profit for the period before exceptional items	256.0	252.8
Exceptional items	(60.7)	—
Tax effect on above	22.7	—
Profit for the period attributable to equity shareholders	218.0	252.8

	2006 Pence	2005 Pence
Earnings per share before exceptional items	64.4	64.3
Earnings per share on:		
Exceptional items	(15.3)	—
Tax effect on above	5.7	—
Basic earnings per share	54.8	64.3

7. Employee information

	Group	
	2006 £m	2005 £m
Staff costs, including Directors, comprised:		
Salaries and wages	191.2	189.6
Social security costs	19.4	18.7
Other pension costs	10.9	12.0
Share-based payments	2.3	3.5
	223.8	223.8
The average number of people employed by the Group during the year was:		
UK Housing and Corporate	4,712	5,051
US Housing	1,032	999
	5,744	6,050

The Parent Company has no direct employees and is recharged for services provided by subsidiary employees.

	Group	
	2006 £m	2005 £m
Key management compensation, including Directors, comprised:		
Salaries and fees	2.1	2.3
Performance bonuses	—	1.0
Deferred bonus	—	1.7
Benefits	1.1	0.4
Pension costs	—	0.1
Share-based payments	0.8	1.1
	4.0	6.6

Details of Directors' remuneration are given in the Remuneration Report on pages 44 to 50 of the Group's annual report and accounts for the year ended 31 December 2006, which form part of these financial statements.

Key management comprises the Board and other employees who serve on the Executive Committee. The Executive Committee advises the Chief Executive on issues pertaining to the business and the implementation of Board policy.

Share-based payments

The charge to the Income Statement for share-based payments, relating to share options granted under the Savings Related Share Option Schemes ("SRSOS") and the Executive Share Option Scheme ("ESOS") and to grants of shares awarded under the Long Term Incentive Plan ("LTIP") after 7 November 2002, was £2.3 million (2005: £3.5 million). Details of options granted during the year are set out in note 21. Awards were granted under the LTIP over 795,478 shares (2005: 1,764,563 shares). The terms applying to the LTIP awards are set out in the Remuneration Report on page 46 of the Group's annual report and accounts for the year ended 31 December 2006.

Options and awards were valued using the Monte Carlo method. The fair value per option and award, and the assumptions used in the calculations were as follows:

Options and awards granted during 2006	ESOS	ESOS	SRSOS	LTIP
Date of grant	10 March	4 Sept	21 Sept	23 May*
Share price at date of grant (pence)	537.7	505.5	511.0	456.5
Exercise price	537.7	505.5	385.4	—
Number of employees	166	168	1,114	15
Shares under option/awarded	543,822	580,763	1,002,223	795,478
Vesting period (years)	3	3	3 or 5	3
Expected volatility	29.37%	30.69%	31.25%	—
Option life (years)	10	10	6 months after vesting	3
Expected life (years)	5	5	2 months after vesting	3
Risk free rate	4.4%	4.8%	4.9%	—
Expected dividend yield	3.4%	3.4%	4.9%	3.4%
Annual leavers	5.0%	5.0%	10.0%	5.0%
Expectation of meeting performance criteria	88.9%	83.2%	—	49.4%
Fair value per option (pence)	114.7	107.1	—	210.9
Fair value per option (pence) – 3 year	—	—	164.1	—
Fair value per option (pence) – 5 year	—	—	185.6	—
Income Statement charge in year of grant	£144,932	£57,621	£92,904	£479,339
Income Statement charge in full year	£178,643	£178,180	£335,687	£479,339

Options and awards granted during 2005	ESOS	ESOS	SRSOS	LTIP
Date of grant	18 March	16 Sept	19 Sept	24 May*
Share price at date of grant (pence)	448.5	419.25	410.3	437.1
Exercise price	448.5	419.25	328.2	—
Number of employees	197	248	1,055	25
Shares under option/awarded	639,854	728,671	962,430	1,764,563
Vesting period (years)	3	3	3 or 5	3
Expected volatility	35.9%	35.4%	30.3%	—
Option life (years)	10	10	6 months after vesting	3
Expected life (years)	5	5	2 months after vesting	3
Risk free rate	4.8%	4.2%	4.2%	—
Expected dividend yield	3.7%	3.7%	4.2%	3.3%
Annual leavers	5.0%	5.0%	10.0%	5.0%
Expectation of meeting performance criteria	75.0%	75.0%	—	40.6%
Fair value per option (pence)	96.2	86.3	—	161.3
Fair value per option (pence) – 3 year	—	—	89.0	—
Fair value per option (pence) – 5 year	—	—	85.1	—
Income Statement charge in year of grant	£138,641	£52,135	£62,651	£740,454
Income Statement charge in full year	£175,829	£179,644	£246,058	£740,454

* *Although the grant date is May the award actually runs for the three years from 1 January.*

The expected volatility is based on historical volatility over the last five years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon government bonds of a term consistent with the assumed option life.

8. Goodwill

	Group 2006 £m	Group 2005 £m
Cost:		
At 1 January	5.6	5.2
Additions	—	0.2
Exchange adjustments	(0.2)	0.2
At 31 December	5.4	5.6

Goodwill is subject to an impairment test, at least annually. Since 1 January 2004 there has been no impairment of goodwill.

9. Other intangible assets

Software development costs

	Group 2006 £m	Group 2005 £m
Cost:		
At 1 January	21.3	10.8
Additions – purchased externally	8.2	7.7
Additions – internally generated	0.4	2.0
Exchange adjustments	(1.0)	0.8
At 31 December	28.9	21.3
Amortisation:		
At 1 January	4.7	2.4
Charge in the year	2.9	2.0
Write-down	3.3	—
Exchange adjustments	(0.6)	0.3
At 31 December	10.3	4.7
Net book value	18.6	16.6

10. Property, plant and equipment

	Group			
	Freehold Property £m	Leasehold property £m	Plant and equipment £m	Total £m
Cost:				
At 1 January 2005	3.1	0.7	41.7	45.5
Additions	—	1.2	7.6	8.8
Disposals	—	—	(6.8)	(6.8)
Reclassifications	(1.5)	—	—	(1.5)
Exchange adjustments	—	—	0.6	0.6
At 31 December 2005	1.6	1.9	43.1	46.6
Additions	—	0.4	7.4	7.8
Disposals	(0.8)	(0.1)	(7.3)	(8.2)
Exchange adjustments	—	0.1	(0.5)	(0.4)
At 31 December 2006	0.8	2.3	42.7	45.8
Depreciation:				
At 1 January 2005	1.6	0.2	27.9	29.7
Charge in the year	—	0.3	5.8	6.1
Disposals	—	—	(5.2)	(5.2)
Reclassifications	(1.3)	—	—	(1.3)
Exchange adjustments	—	—	0.4	0.4
At 31 December 2005	0.3	0.5	28.9	29.7
Charge in the year	—	0.3	6.0	6.3
Disposals	(0.2)	(0.2)	(5.8)	(6.2)
Exchange adjustments	—	—	(0.4)	(0.4)
At 31 December 2006	0.1	0.6	28.7	29.4
Net book value:				
At 31 December 2005	1.3	1.4	14.2	16.9
At 31 December 2006	0.7	1.7	14.0	16.4

Leasehold properties had terms below 50 years at both Balance Sheet dates.

11. Investments in subsidiary undertakings

	Parent	
	2006 £m	2005 £m
Cost:		
At 1 January	1,690.0	1,672.3
Reduction in consideration	(1.0)	—
Liquidation of subsidiary	(203.5)	(3.5)
Exchange adjustments	—	21.2
At 31 December	1,485.5	1,690.0
Net book value	1,485.5	1,690.0

In the opinion of the Directors the value of the Company's investment in subsidiary undertakings is not less than the amount at which it is stated in the Balance Sheet. The Company's principal subsidiary undertakings are shown in note 27.

During 2006 two subsidiary companies entered into Members' Voluntary liquidation. The investment held in respect of these subsidiaries was £203.5 million (2005: £203.5 million) at the time of liquidation and reduced to nil on reduction of their capital.

12. Joint ventures

	Group	
	2006 £m	2005 £m
Share of joint venture net assets:		
Current assets	63.8	83.8
Current liabilities	(51.9)	(67.6)
Non-current liabilities	(5.5)	(17.4)
Net assets/(liabilities)	6.4	(1.2)
Loans from Group companies	25.0	19.7
Investment in joint ventures	31.4	18.5
Share of post tax losses from joint ventures:		
Revenue	88.9	14.4
Cost of sales	(70.4)	(11.5)
Gross profit	18.5	2.9
Administrative expenses	(3.9)	(2.1)
Operating profit	14.6	0.8
Finance costs	(3.6)	(1.9)
Profit/(loss) before tax	11.0	(1.1)
Taxation	(3.4)	0.3
Share of joint ventures post tax results for the year	7.6	(0.8)

The Group has four principal joint ventures. GN Tower Limited (GNT) was formed in 2004. The Group has a 50% shareholding in the Ordinary Share Capital of GW City Ventures Limited (GWCV), the remaining shareholding is ultimately held by Barclays PLC. GNT is a wholly owned subsidiary of GWCV and is undertaking the development of 257 residential and 18,000 sq ft of commercial/retail properties in Manchester city centre. The Group has made shareholder loans to GNT of £4.0 million (2005: £3.0 million). In 2004 the Group sold land and associated development works to GNT for a cash sum of £17.5 million, recognising a profit of £1.8 million on the transaction. Management fees charged to the joint venture in the year totalled £0.6 million (2005: £0.6 million). At 31 December 2006 GNT was financed by interest bearing unsecured shareholder loans amounting to £8.0 million (2005: £5.9 million), mezzanine interest bearing loans from the Group of £5.9 million (2005: £3.9 million) repayable by September 2008 and non-recourse interest bearing loans from Barclays Bank PLC, repayable by June 2008, amounting to £5.3 million (2005: £24.0 million).

North Central Management Limited (NCM) was formed in 2004. The Group has a 50% shareholding in the Ordinary Share Capital of North Central Management (Holdings) Limited (NCMH), the remaining shareholding is ultimately held by Taylor Woodrow plc. NCM is a wholly owned subsidiary of NCMH and is undertaking the development of the Vizion7 development in Islington, London which includes 467 residential properties, 50 affordable houses and 60,000 sq ft of commercial/retail space. The Group has made shareholder loans to NCM of £0.7 million (2005: £5.6 million). At 31 December 2006 NCM was financed by unsecured shareholder loans amounting to £1.4 million (2005: £11.2 million) and non-recourse interest bearing loans from Royal Bank of Scotland plc, repayable by June 2008, amounting to £6.3 million (2005: £26.0 million).

Falcon Wharf Limited (FW) was formed in 2005. The Group has a 50% shareholding in the Ordinary Share Capital of GWNW Limited, the remaining shares are ultimately held by The Royal Bank of Scotland plc. FW is a wholly owned subsidiary of GWNW Limited and is undertaking the development of Falcon Wharf in Battersea, London which includes 124 residential properties and 38,000 sq ft of commercial/leisure space. During the year the Group has advanced shareholder loans of £4.5 million (2005: £3.6 million) and mezzanine finance of £4.3 million (2005: £3.6 million). In 2005 the Group sold land and associated development works to the joint venture for a cash sum of £31.7 million recognising a profit of £0.2 million on the transaction. Management fees charged to the joint venture during the year amounted to £0.5 million (2005: £0.6 million). At 31 December 2006 the joint venture was funded by unsecured shareholder loans of £9.1 million (2005: £7.1 million), mezzanine interest bearing loans of £8.6 million (2005: £7.1 million) and

non-recourse interest bearing loans from The Royal Bank of Scotland plc of £20.5 million (2005: £33.0 million).

Academy Central Limited Liability Partnership (AC) was formed in 2006. The Group is a 62% partner in Academy Central LLP, the remaining partner is Zest Homes Limited part of London & Quadrant Housing Trust. AC is developing the construction of 560 residential properties in the London Borough of Barking. The Group is acting as the main contractor on the development. The Group has made shareholder loans of £5.5 million to AC. In 2006 the Group sold land and associated development works to AC for a value of £28.6 million recognising a nil profit on the transaction. Work in progress charged to the joint venture during the year amounted to £0.5 million. Management fees charged to the joint venture during the year amounted to £0.5 million. At 31 December 2006 the joint venture was funded by unsecured partnership loans of £8.8 million.

Other than the shareholder and mezzanine loans referred to above there were no amounts outstanding to or from the joint ventures at the year end.

13. Inventories

	Group	
	2006 £m	2005 £m
Land held for development	2,339.9	2,153.4
Construction work in progress	750.0	735.3
Part exchange properties	8.9	1.5
Other inventories	41.2	42.0
	3,140.0	2,932.2

The Directors consider all inventory to be current in nature. The operational cycle is such that the majority of inventory will not be realised within 12 months. It is not possible to determine with accuracy when specific inventory will be realised, as this will be subject to a number of issues such as consumer demand and planning permission delays. The value of land expensed in 2006 was £896.6 million (2005: £737.4 million). At this level of activity and ignoring the effect of other factors such as inflation and exchange rate volatility, approximately 62% (2005: 66%) of inventory is estimated to be realised in excess of 12 months.

In accordance with the accounting policies on finance income and costs as set out on page 55 of the Group's annual report and accounts for the year ended 31 December 2006, the Group adds to the cost of inventory certain notional interest, representing the unwinding discount on long term creditors for land to which the Group does not have title or access. Interest included within land held for development has moved as follows:

	Group	
	2006 £m	2005 £m
In land inventory at 1 January	7.6	4.2
Added to land inventory (note 3)	9.2	3.4
In land inventory at 31 December	16.8	7.6

14. Trade and other receivables

	Group		Parent	
	2006 £m	2005 £m	2006 £m	2005 £m
Non-current assets:				
Trade receivables	18.1	7.8	—	—
Amounts due from subsidiary undertakings	—	—	363.8	234.6
Other receivables	8.3	11.3	—	—
	26.4	19.1	363.8	234.6
Current assets:				
Trade receivables	49.4	35.9	—	—
Amounts due from subsidiary undertakings	—	—	2,057.0	1,979.7
Other receivables	34.2	58.2	0.1	0.1
Prepayments and accrued income	10.9	10.3	—	—
	94.5	104.4	2,057.1	1,979.8

15. Trade and other payables

	Group		Parent	
	2006 £m	2005 £m	2006 £m	2005 £m
Current liabilities:				
Trade payables	(110.0)	(124.1)	—	—
Land payables	(403.1)	(214.8)	—	—
Amounts due to subsidiary undertakings	—	—	(2,590.8)	(2,292.9)
Accruals and deferred income	(232.4)	(206.6)	(9.8)	(5.9)
Tax and social security	(5.4)	(6.2)	—	—
Other payables	(64.2)	(74.0)	(0.1)	(0.2)
	(815.1)	(625.7)	(2,600.7)	(2,299.0)
Non-current liabilities:				
Trade payables	(0.2)	—	—	—
Land payables	(204.2)	(165.7)	—	—
Amounts due to subsidiary undertakings	—	—	(373.8)	(436.4)
Other payables	(14.0)	(19.2)	—	—
	(218.4)	(184.9)	(373.8)	(436.4)

16. Net debt

	Group		Parent	
	2006 £m	2005 £m	2006 £m	2005 £m
Cash and cash equivalents:				
Cash at bank and in hand	10.2	22.8	0.5	0.4
Short term bank deposits	166.0	30.5	155.0	—
	176.2	53.3	155.5	0.4
Current financial liabilities:				
Unsecured loans and overdrafts:				
US$ private placement ($35.0 million, 2005 $44.6 million) (current portion)	—	(5.6)	—	(5.6)
Bank loans and overdrafts	(20.3)	(19.6)	(11.1)	(4.4)
	(20.3)	(25.2)	(11.1)	(10.0)
Non-current financial liabilities:				
Unsecured loans and overdrafts:				
US$ private placement ($35.0 million, 2005 $44.6 million) (non-current portion)	(17.9)	(20.3)	(17.9)	(20.3)
US$ private placement (2006 and 2005 $320.0 million and £30.0 million)	(193.5)	(216.1)	(193.5)	(216.1)
US$ private placement (2006 and 2005 $96.0 million)	(49.1)	(55.8)	(49.1)	(55.8)
US$ private placement ($60.0 million, 2005 $60.0 million)	(30.7)	(34.9)	(30.7)	(34.9)
Bank loans and overdrafts	(253.2)	(224.7)	(253.2)	(224.7)
Bank fees	1.4	1.8	1.4	1.8
	(543.0)	(550.0)	(543.0)	(550.0)
Net debt	(387.1)	(521.9)	(398.6)	(559.6)

The majority of cash at bank is denominated in US$ (£9.3 million). In addition to this there was £0.4 million in £ Sterling and Canadian $1.0 million. Short term deposits comprise of £155 million in £ Sterling and £11 million in US$. In 2005 cash at bank and short term deposits were all in US$ apart from Canadian $0.4 million. Short term bank loans and overdrafts consist of £14.2 million of Sterling and £6.1 million of US$ (2005: all £ Sterling). Long term bank loans and overdrafts are £25.0 million and US$446.6 million (2005: £65.0 million and US$274.7 million).

Floating rate debt is at margins over £ or US$ LIBOR.

Before the effect of swaps £260.5 million (£30.0 million and $451 million) (2005: £297.8 million (£30.0 million and $460.6 million)) of borrowings are fixed at a weighted average rate of 6.19% (2005: 6.23%) for a weighted average term of 6.3 years (2005: 7.2 years).

The US$35.0 million private placement is repayable between two and three years.

The US$320.0 million and £30.0 million private placement is repayable as US$110.0 million between two and three years, US$70.0 million and £30.0 million is repayable between five and six years, US$110.0 million is repayable between seven and eight years and US$30.0 million is repayable between 10 and 11 years.

The US$96.0 million private placement is repayable as US$28.0 million between six and seven years, US$38.0 million between eight and nine years and US$30.0 million between 11 and 12 years.

The US$60.0 million private placement is repayable as US$35.0 million between four and five years and US$25.0 million between six and seven years.

Bank loans and overdrafts within current liabilities of £20.3 million are repayable within one year and are drawn on uncommitted facilities. Bank loans and overdrafts within non-current liabilities are drawn on committed facilities. The committed facilities at December 2006 totalled £1,110 million (2005: £1,175 million). £15 million (2005: £40 million) of these facilities fall due for renewal within one year, the remainder £1,095 million (2005: £895 million) fall due for renewal between two and five years and none (2005: £240 million) fall due for renewal in over five years.

Gearing is calculated as net debt of £387.1 million (2005: £521.9 million) as a percentage of shareholders' equity of £1,707.1 million (2005: £1,544.4 million) and equals 22.7% (2005: 33.8%).

17. Financial instruments

	Group and Parent	
	2006 £m	2005 £m
Assets:		
Interest rate swaps	4.2	4.6
Liabilities:		
Interest rate swaps	(1.8)	(6.9)

Interest rate swaps are used by the Group to establish an appropriate proportion of fixed rate borrowing. Some of the instruments used by the Group, whilst appropriately managing the economic exposure of the Group, do not meet the conditions required to be classified as hedge instruments. As a result gains and/or losses on interest rate swaps are taken to finance costs in the Income Statement which creates a degree of volatility in finance costs.

After taking into account all swaps, the currency and interest rate exposure of net debt was as follows:

	Group		Parent	
	2006 £m	2005 £m	2006 £m	2005 £m
Cash and cash equivalents:				
Floating rates:				
Sterling	155.4	—	155.0	—
US$	20.3	52.9	—	—
Other	0.5	0.4	0.5	0.4
	176.2	53.3	155.5	0.4
Current financial liabilities:				
Floating rates:				
Sterling	(14.2)	(19.6)	(5.2)	(4.4)
US$	(6.1)	—	(5.9)	—
Fixed rates:				
US$	—	(5.6)	—	(5.6)
	(20.3)	(25.2)	(11.1)	(10.0)
Non-current financial liabilities:				
Floating rates:				
Sterling	225.0	186.8	225.0	186.8
US$	(306.1)	(220.8)	(306.1)	(220.8)
Fixed rates:				
Sterling	(280.0)	(280.0)	(280.0)	(280.0)
US$	(181.9)	(236.0)	(181.9)	(236.0)
	(543.0)	(550.0)	(543.0)	(550.0)

	Group		Parent	
	2006 £m	2005 £m	2006 £m	2005 £m
Net debt:				
Floating rates:				
Sterling	366.2	167.2	374.8	182.4
US$	(291.9)	(167.9)	(312.0)	(220.8)
Other	0.5	0.4	0.5	0.4
Fixed rates:				
Sterling	(280.0)	(280.0)	(280.0)	(280.0)
US$	(181.9)	(241.6)	(181.9)	(241.6)
	(387.1)	(521.9)	(398.6)	(559.6)

The exposure of the Group to interest rate changes when borrowings reprice is as follows:

As at 31 December 2006	Within one year	In one to two years	In two to three years	In three to four years	Beyond five years	Total
Total £ Sterling borrowings in £m	(37.8)	—	—	—	(30.0)	(67.8)
Floating to fixed swaps	200.0	(50.0)	—	—	(150.0)	—
	162.2	(50.0)	—	—	(180.0)	(67.8)
Total US$ borrowings in £m	(265.0)	—	(74.1)	—	(156.4)	(495.5)
Fixed to floating swaps	(48.5)	(25.6)	74.1	—	—	—
	(313.5)	(25.6)	—	—	(156.4)	(495.5)

Cash and cash equivalents are primarily deposits at money market rates.

Floating rate debt is at margins over £ Sterling or US$ LIBOR. Sterling fixed rate financial liabilities are at average rates of 5.41% (2005: 5.42%) with an average term to maturity of 3.8 years (2005: 4.8 years). US$ fixed rate financial liabilities are at average rates of 5.93% (2005: 5.72%) with an average term to maturity of 7.1 years (2005: 6.9 years).

The average interest rate in 2006, calculated by dividing the net interest payable in the year on net debt by the average daily net debt, was 5.1% (2005: 5.2%).

The fair values of non derivative financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year end exchange rates. Non-current land creditors are reported in the accounts at fair value. The carrying amounts of current financial assets and current financial liabilities approximate to book value.

	Group		Group	
	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Non-current financial liabilities	(543.0)	(546.0)	(550.0)	(560.2)
Non-current financial trade and other receivables	21.0	18.1	6.4	5.1
Non-current financial trade and other payables	(1.6)	(1.5)	(2.9)	(2.5)
Non-current financial liability provisions	(3.3)	(3.3)	(2.9)	(2.9)

	Parent		Parent	
	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Non-current financial liabilities	(543.0)	(546.0)	(550.0)	(560.2)

The maturity profile of the carrying amount of the non-current liabilities at 31 December was:

	Group 2006			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	—	(327.3)	(215.7)	(543.0)
Land creditors	(110.6)	(80.7)	(12.9)	(204.2)
Trade and other payables	(10.3)	(3.4)	(0.5)	(14.2)
Provisions	(3.7)	(2.5)	(7.2)	(13.4)
	(124.6)	(413.9)	(236.3)	(774.8)

	Group 2005			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	—	(178.4)	(371.6)	(550.0)
Land creditors	(89.2)	(37.4)	(39.1)	(165.7)
Trade and other payables	(15.2)	(4.0)	—	(19.2)
Provisions	(2.5)	(2.1)	(7.3)	(11.9)
	(106.9)	(221.9)	(418.0)	(746.8)

	Parent 2006			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	—	(327.3)	(215.7)	(543.0)
Provisions	(0.1)	(0.3)	(2.4)	(2.8)

	Parent 2005			
	One to two years £m	Two to five years £m	Over five years £m	Total £m
Financial liabilities	—	(178.4)	(371.6)	(550.0)
Provisions	(0.1)	(0.3)	(2.4)	(2.8)

18. Deferred taxation

	Group			
	Pension liability £m	Capital allowances £m	Other timing differences £m	Total £m
Net deferred tax assets:				
At 1 January 2005	55.9	1.7	15.4	73.0
Exchange variation	—	—	1.4	1.4
On derivatives recognised 1 January	—	—	(0.8)	(0.8)
Income statement credit/(charge)	(0.7)	(1.3)	2.2	0.2
Statement of Recognised Income and Expense credit	0.3	—	—	0.3
At 31 December 2005	55.5	0.4	18.2	74.1
Exchange variation	—	—	(3.9)	(3.9)
Income statement credit/(charge)	(4.3)	0.4	23.3	19.4
Statement of Recognised Income and Expense charge	(1.2)	—	—	(1.2)
At 31 December 2006	50.0	0.8	37.6	88.4

	Group	
	2006 £m	2005 £m
Deferred tax assets	92.9	78.8
Deferred tax liabilities	(4.5)	(4.7)
Net deferred tax asset	88.4	74.1

	Parent	
	Other timing differences £m	Total £m
At 31 December 2005	0.2	0.2
Income statement charge	(1.0)	(1.0)
At 31 December 2006	(0.8)	(0.8)

Deferred taxation is calculated in full on temporary differences under the liability method using tax rates anticipated to apply when the liability is settled or the asset realised.

Deferred tax assets have been recognised in respect of all temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

19. Provisions

	Group			Parent
	Remedial work £m	Rental guarantees £m	Total £m	Remedial work £m
At 1 January 2005	(22.3)	(4.2)	(26.5)	(3.1)
Exchange adjustments	(0.6)	—	(0.6)	—
Interest discounted	(0.3)	(0.2)	(0.5)	—
Provided	(10.3)	(0.8)	(11.1)	—
Released	5.4	0.7	6.1	—
Utilised	9.8	1.4	11.2	0.1
At 31 December 2005	(18.3)	(3.1)	(21.4)	(3.0)
Exchange adjustments	0.8	—	0.8	—
Interest discounted	(0.3)	(0.2)	(0.5)	—
Provided	(12.5)	(1.0)	(13.5)	—
Released	2.6	0.6	3.2	—
Utilised	8.3	0.3	8.6	—
At 31 December 2006	(19.4)	(3.4)	(22.8)	(3.0)

The remedial work provision covers various obligations across the Group, including aftercare at Springfield Environmental Limited which has a legal responsibility of a long term nature for the management of old, completed sites, provisions for losses on construction contracts for which responsibility was retained by the Group following the asset swap with Tarmac PLC in 1996 and housing maintenance provisions which should be utilised over the next two years.

The rental guarantees provision covers shortfalls anticipated under leasehold commitments. An estimate has been made of the level of income and expenditure anticipated for each property and the timing of the utilisation of the provision directly covers the next two years. Net outgoings have been discounted on a pre-tax basis using the short term cost of borrowing.

Provisions have been analysed between current and non-current as follows:

	Group		Parent	
	2006 £m	2005 £m	2006 £m	2005 £m
Current	(9.4)	(9.5)	(0.2)	(0.2)
Non-current	(13.4)	(11.9)	(2.8)	(2.8)
	(22.8)	(21.4)	(3.0)	(3.0)

20. Pension arrangements

The Group operates a defined benefit UK scheme, a UK stakeholder scheme and two overseas defined contribution schemes. The assets of the schemes are held in separate Trustee administered funds. The largest, which is in the UK, is the George Wimpey Staff Pension Scheme (the Scheme), and is of the funded, defined benefit type. It is closed to new entrants. The Trustees are George Wimpey Pension Trustees Limited and the Law Debenture Trust Corporation Plc. The Scheme is subject to triennial valuation by independent actuaries, the last such valuation being carried out as at 31 March 2005, using the projected unit method. Details of this valuation are given below. For new employees in the UK, George Wimpey pays contributions into stakeholder pension arrangements.

The actuarial assumptions which have the most significant effect are those relating to return on investment, the rate of increase in salaries and the assumed rate of pension increases. In the 31 March 2005 valuation it was assumed that the investment return prior to retirement would exceed long dated gilt yields by 2.25% per annum and post retirement by 0.25% per annum. Salary increases were assumed to exceed price inflation by 2.0% per annum. Pension increases were assumed to be in line with inflation. The market value

of assets was £591 million and the present value of liabilities accrued to members after allowing for the expected future increase in earnings was £739 million. This equated to a gross deficit of £148 million and £104 million net of deferred tax. The Company has agreed to continue contributions equivalent to £15 million per annum to fund the deficit. This is in addition to the ongoing costs of providing future service benefits.

The Group has paid contributions of £20.5 million (2005: £21.1 million) to the Scheme during the year.

Two material benefit changes occurred during 2006. Firstly, pension increases for pension earned in respect of service post 5 April 2006 was limited to the lower of the increase in the Retail Prices Index or 2.5% each year. Secondly, members were permitted to increase the amount of tax free cash exchanged for pension in line with "tax simplification" changes introduced by the Government on 6 April 2006.

Contributions were paid at a rate of 13.2% of Scheme salary up to 31 March 2006 and 15.7% thereafter plus £15 million (2005:13.5% plus £15 million) during 2006.

A qualified, independent actuary updated the 31 March 2005 valuation to 31 December 2006, as required by IAS 19. The principal assumptions made at 31 December 2006 were as follows:

	2006	2005	2004
Discount rate	5.0%	4.9%	5.4%
Rate of increase in salaries	4.3%	4.6%	4.6%
Rate of increase of deferred pensions	2.8%	2.6%	2.6%
Rate of increase of pensions in payment			
– pre April 2006 pension	2.8%	2.6%	2.6%
– post April 2006 pension	2.0%	n/a	n/a
Inflation	2.8%	2.6%	2.6%

At the time of the 31 March 2005 actuarial valuation of the Scheme, a study was undertaken into the recent Scheme mortality experience. The tables adopted reflect the results of this study and represent current expectations of mortality experience within the Scheme. In particular an appropriate allowance has been made within the assumptions for future mortality improvements. The tables adopted are as follows:

Non pensioners: PM/FA92 (YOB = 1950)

Current pensioners: PM/FA92 (YOB = 1925)

Life expectancy at age 65	Male	Female
Member age 65 (current pensioner)	18.4	21.5
Member currently aged 45	20.3	23.3

The assets and liabilities in the Scheme, and the long term rates of return are set out below:

	Expected long term rate of return 2006	Value at 2006 £m	Expected long term rate of return 2005	Value at 2005 £m	Expected long term rate of return 2004	Value at 2004 £m
Equities	7.9%	201.1	7.1%	210.9	7.5%	181.2
Government bonds	4.2%	365.2	4.1%	327.8	4.5%	283.0
Non government bonds	5.2%	88.3	4.9%	106.1	5.4%	118.0
Insurance policies	5.0%	4.6	4.9%	4.6	5.4%	5.0
Cash	5.0%	11.4	4.5%	10.2	4.0%	2.0
Fair value of plan assets		670.6		659.6		589.2
Present value of funded obligations		(837.4)		(844.2)		(775.4)
Gross deficit in the Scheme		(166.8)		(184.6)		(186.2)
Related deferred tax asset		50.0		55.4		55.9
Net pension liability		(116.8)		(129.2)		(130.3)

Bonds, cash and insurance policies represent 70.0% (2005: 68.0%) of the fair value of plan assets.

The amounts (charged)/credited against income in the year were as follows:

	2006 £m	2005 £m
Current service cost	(8.2)	(9.9)
Expected return on Scheme assets	33.9	32.8
Interest on Scheme liabilities	(40.7)	(41.3)
Redundancy curtailment	3.4	—
Past service credit	4.9	—
Actuarial gains and losses recognised	4.0	(1.1)
	(2.7)	(19.5)

The cumulative amount of actuarial losses reported in the Statement of Recognised Income and Expense was £0.7 million.

The actual return on Scheme assets was £27.1 million (2005: £81.5 million).

The above amounts were credited/(charged) to:

Administrative expenses	0.1	(9.9)
Finance costs	(6.8)	(8.5)
Statement of Recognised Income and Expense	4.0	(1.1)
	(2.7)	(19.5)
The gross deficit in the Scheme moved during the year as follows:		
At 1 January	(184.6)	(186.2)
Amounts charged against income	(2.7)	(19.5)
Contributions paid	20.5	21.1
At 31 December	(166.8)	(184.6)
Movements in the present value of Scheme obligations were as follows:		
At 1 January	(844.2)	(775.4)
Service cost	(8.2)	(9.9)
Interest cost	(40.7)	(41.3)
Contributions from Scheme members	(2.8)	(3.3)
Actuarial gains and losses	10.8	(49.8)
Redundancy curtailment	3.4	—
Past service credit	4.9	—
Benefits paid	39.4	35.5
At 31 December	(837.4)	(844.2)
Movements in the fair value of Scheme assets were as follows:		
At 1 January	659.6	589.2
Expected return on Scheme assets	33.9	32.8
Actuarial gains and losses	(6.8)	48.7
Contributions from Group	20.5	21.1
Contributions from Scheme members	2.8	3.3
Benefits paid	(39.4)	(35.5)
At 31 December	670.6	659.6

The five year history of experience adjustments is as follows:

	2006	2005	2004	2003	2002
Present value of Scheme obligations (£m)	(837.4)	(844.2)	(775.4)	(730.0)	(648.0)
Fair value of Scheme assets (£m)	670.6	659.6	589.2	545.0	484.0
Deficit in the Scheme (£m)	(166.8)	(184.6)	(186.2)	(185.0)	(164.0)
Experience adjustment on Scheme liabilities (£m)	—	11.5	—	(3.7)	33.4
Percentage of Scheme liabilities (%)	—	(1.4)%	—	0.5%	(5.2)%
Experience adjustment on Scheme assets (£m)	(6.8)	48.7	21.8	16.2	(65.1)
Percentage of Scheme assets (%)	(1.0)%	8.1%	4.0%	3.0%	(13.5)%

The 2002 and 2003 experience adjustments refer to calculations under FRS 17 which differs from IAS 19 slightly in the valuation of assets.

The estimated amounts of contributions to be paid to the Scheme during 2007 is £20.5 million.

Defined contribution schemes

Pension costs for defined contribution schemes were £1.2 million (2005: £2.1 million), of which £0.3 million (2005: £0.6 million) related to overseas schemes and the costs were borne by US Housing.

21. Share capital

	Group and Parent			
	2006 Number '000	2006 £m	2005 Number '000	2005 £m
Authorised:				
Ordinary shares of 25p each	500,000	125.0	500,000	125.0
Allotted, called up and fully paid:				
At 1 January	396,741	99.2	391,519	97.9
Allotted under employee share schemes	1,330	0.3	2,536	0.6
Scrip dividends	2,748	0.7	2,686	0.7
At 31 December	400,819	100.2	396,741	99.2

Potential issues of ordinary shares

The Company operates a Savings Related Share Option Scheme ("SRSOS") for its UK employees and an Executive Share Option Scheme ("ESOS") for all UK regional board directors. The limit that may be issued under the schemes is the lower of 20 million and 5% of the issued ordinary share capital of the Company.

During the year options over 1,002,233 shares at 385.4 pence per share (2005: 962,430 shares at 328.2 pence per share) were granted to participating employees under the SRSOS. During the year options over 580,763 shares at 505.50 pence per share and 543,822 shares at 537.67 pence per share (2005: 639,854 shares at 448.5 pence per share and 728,671 shares at 419.25 pence per share) were granted to selected executives under the ESOS.

At 31 December 2006 there were options outstanding over 3,497,192 shares under the SRSOS, exercisable between now and 2012 (2005: 4,174,734 shares exercisable between 2006 and 2011) at prices between 156.0 pence and 385.40 pence per share (2005: 101.0 pence and 328.2 pence per share). The weighted average option price was 318.08 pence per share (2005: 268.6 pence per share) and the weighted average remaining contractual life was 2.8 years (2005: 2.7 years).

At 31 December 2006 there were options outstanding over 3,785,293 shares under the ESOS, exercisable between now and 2016 (2005: 3,485,888 shares exercisable between 2006 and 2015) at prices between 246.25 pence and 537.67 pence per share (2005: 121.5 pence and 448.5 pence per share). The weighted average option price was 421.6 pence per share (2005: 377.4 pence per share) and the weighted average remaining contractual life was 8.0 years (2005: 8.4 years).

The table below reconciles option movements over the year to December 2006.

	2006 Number '000	2006 Weighted average price in pence	2005 Number '000	2005 Weighted average price in pence
Outstanding at 1 January	7,661	318.08	9,066	270.67
Granted	2,127	457.13	2,331	389.69
Lapsed	(1,175)	355.41	(1,200)	330.35
Exercised	(1,330)	212.74	(2,536)	208.62
Outstanding at 31 December	7,283	371.90	7,661	318.08
Exercisable at 31 December	261	236.87	386	247.45

For the options exercised during the year the weighted average closing market price on the day of exercise was 538.9 pence per share (2005: 420.2 pence per share).

If the options outstanding at 31 December were all exercised at either the earliest opportunity or the latest opportunity the cash inflows into the Company in the following bands of years would be:

	2006 Earliest exercise £m	2006 Latest exercise £m	2005 Earliest exercise £m	2005 Latest exercise £m
Within one year	9.1	0.4	6.5	0.2
In two to three years	15.7	5.1	15.6	5.7
In four to five years	2.3	4.2	2.3	4.3
Thereafter	—	17.4	—	14.2
	27.1	27.1	24.4	24.4

22. Equity shareholders' funds

The movement on equity shareholders' funds is reconciled as follows:

Group	Share capital £m	Share premium £m	Translation reserve £m	Retained earnings £m	Total £m
At 1 January 2005	97.9	111.8	(1.7)	1,123.4	1,331.4
Shares allotted under share schemes	0.6	4.7	—	—	5.3
Scrip dividend	0.7	(0.7)	—	—	—
Total recognised income for the year	—	—	3.8	254.1	257.9
Dividends paid	—	—	—	(53.7)	(53.7)
Value of employee services	—	—	—	3.5	3.5
At 31 December 2005	99.2	115.8	2.1	1,327.3	1,544.4
Shares allotted under share schemes	0.3	2.5	—	—	2.8
Scrip dividend	0.7	(0.7)	—	—	—
Total recognised income for the year	—	—	(5.0)	220.8	215.8
Dividends paid	—	—	—	(58.2)	(58.2)
Value of employee services	—	—	—	2.3	2.3
At 31 December 2006	100.2	117.6	(2.9)	1,492.2	1,707.1

Parent	Share capital £m	Share premium £m	Retained earnings £m	Total £m
At 1 January 2005	97.9	111.8	479.9	689.6
Shares allotted under share schemes	0.6	4.7	—	5.3
Scrip dividend	0.7	(0.7)	—	—
Total recognised income for the year	—	—	(27.1)	(27.1)
Dividends paid	—	—	(53.7)	(53.7)
At 31 December 2005	99.2	115.8	399.1	614.1
Shares allotted under share schemes	0.3	2.5	—	2.8
Scrip dividend	0.7	(0.7)	—	—
Total recognised income for the year	—	—	(21.2)	(21.2)
Dividends paid	—	—	(58.2)	(58.2)
At 31 December 2006	100.2	117.6	319.7	537.5

In accordance with the provisions of section 230 of the Companies Act 1985, a separate Income Statement for the Parent Company is not presented.

23. Reconciliation of profit on ordinary activities before interest to net cash flows from operating activities

	Group		Parent	
	2006 £m	2005 £m	2006 £m	2005 £m
Cash flows from operating activities:				
Profit on ordinary activities before interest	362.1	437.5	(2.4)	(2.8)
Exclude share of joint venture results	(7.6)	0.8	—	—
Exceptional items	60.7	—	—	—
Other non-cash items	2.3	3.5	(17.5)	(3.1)
Depreciation	12.5	8.1	—	—
Change in provisions	1.7	(6.2)	—	(0.1)
Land held for development realised from land and house sales	896.6	737.4	—	—
Working capital before land expenditure	(112.8)	(55.2)	178.7	78.0
Dividends received from subsidiary undertakings	—	—	3.2	11.7
Interest received	5.6	3.9	106.1	89.5
Interest paid	(50.3)	(57.5)	(128.9)	(131.9)
Tax (paid)/received	(106.7)	(117.7)	15.4	16.5
Cash inflow from operating activities before land expenditure	1,064.1	954.6	154.6	57.8
Land expenditure (net of land creditors)	(910.4)	(839.0)	—	—
Net cash flows from operating activities	153.7	115.6	154.6	57.8

24. Contingent liabilities

The Parent Company has given guarantees in respect of the bank borrowings of subsidiary undertakings. The amount guaranteed at the year end was £8.6 million (2005: £15.2 million). The Group has given guarantees, in the ordinary course of business, to the lenders to the GN Tower Limited and North Central Management Limited joint ventures reported in note 12. The guarantees are for 50% of cost and interest overruns arising from construction.

25. Related party transactions

During the year the Group undertook transactions in the normal course of business with the joint ventures disclosed in note 12.

	Group	
	2006 £m	2005 £m
Income from sale of land and associated development works to:		
Academy Central LLP	29.1	—
Falcon Wharf Limited	—	31.7
Fees for management services charged to:		
Academy Central LLP	0.5	—
GN Tower Limited	0.6	0.6
Falcon Wharf Limited	0.5	0.6
The following balances were due to the Group at the year end:		
Shareholder loans:		
Academy Central LLP	5.5	—
GN Tower Limited	4.0	3.0
North Central Management Limited	0.7	5.6
Falcon Wharf Limited	4.5	3.6
Mezzanine finance:		
GN Tower Limited	6.0	3.9
Falcon Wharf Limited	4.3	3.6
	25.0	19.7

Shareholder loans, which are matched by the joint venture partners, are interest free. Mezzanine finance is interest bearing at a fixed rate of 10% to GN Tower Limited and at 5% over LIBOR to Falcon Wharf Limited.

Key management compensation is disclosed in note 7.

The Parent Company funds the Wimpey Staff Personal Accident Scheme (The Scheme) which provides discretionary personal accident benefits to the members of the Wimpey Staff Pension Scheme. There is an interest free loan from The Scheme to the Group which is repayable at one month's notice. The balance owed by the Group to The Scheme was £0.5 million (2005: £0.5 million) throughout the year.

The Parent Company incurs corporate costs which are all paid by a subsidiary entity before an annual charge of those costs to the Parent Company, giving rise to the corporate costs disclosed in the Segmental Analysis in note 1. The Parent Company funds the operating companies by way of equity investment and loans at commercial rates of interest.

26. Operating lease commitments

	Group	
	2006 £m	2005 £m
The total of future minimum lease payments under non cancellable operating leases expiring:		
Within one year	1.6	1.1
Between one and five years	11.8	8.1
Beyond five years	19.8	19.5
	33.2	28.7

The Parent Company had no operating lease commitments during the year (2005: nil).

Operating leases are primarily for land and buildings utilised by Group companies. There are no significant restrictions on the Group within the lease terms.

27. Principal subsidiary undertakings and joint ventures

Name	Status	Country of operation/ registration	% of voting rights owned by the Group	Principal activity
George Wimpey UK Limited	Subsidiary	UK/England	100%	House builder
Morrison Homes Inc.*	Subsidiary	USA	100%	House builder
Wimpey Overseas Holdings Limited	Subsidiary	UK/England	100%	Corporate
GN Tower Limited*	Joint venture	UK/England	50%	House builder
North Central Management Limited*	Joint venture	UK/England	50%	House builder
Falcon Wharf Limited*	Joint venture	UK/England	50%	House builder
Academy Central Limited Liability Partnership*	Joint venture	UK/England	50%	House builder

Companies marked with an * are indirectly owned. Others are directly owned by the Parent Company.

The undertakings listed above are those held at 31 December 2006 which significantly affect the amount of the profit or assets of the Group.

Part VIII – Unaudited pro forma statement of net assets of The Taylor Wimpey Group

The unaudited pro forma statement of net assets of the Taylor Wimpey Group in this Part VIII is based on the net assets of the Taylor Woodrow Group as at 31 December 2006, and has been prepared on the basis of the notes set out below to illustrate the effect on the consolidated net assets of the Taylor Woodrow Group as if the Merger had completed on 31 December 2006. The unaudited pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not, therefore, represent the Taylor Woodrow Group's actual financial position or results. The pro forma financial information has been prepared under IFRS and on the basis set out in the notes below and in accordance with Annex 1 and Annex 2 of the PD Regulation. The pro forma financial information is stated on the basis of the accounting policies of the Taylor Woodrow Group. The historical financial information relating to George Wimpey is set out in Part VII of this document.

Unaudited pro forma statement of net assets

		Adjustments		
£m	Taylor Woodrow Group *Note 1*	George Wimpey Group *Note 2*	Acquisition accounting *Note 3*	Pro forma
Assets:				
Goodwill and intangible assets	363.1	24.0	1,073.4	1,460.5
Other non current assets	233.1	167.1		400.2
Inventories	2,946.5	3,140.0		6,086.5
Trade and other receivables	294.9	94.5		389.4
Cash and cash equivalents	236.5	176.2	(31.9)	380.8
Other current assets	19.7	4.7		24.4
Total assets	4,093.8	3,606.5	1,041.5	8,741.8
Liabilities:				
Loans and Borrowings	627.8	563.3		1,191.1
Short term trade and other payables	926.0	826.3		1,752.3
Tax payable	74.1	106.7		180.8
Long term trade and other payables	151.8	236.3		388.1
Retirement benefit obligations	208.6	166.8		375.4
Total liabilities	1,988.3	1,899.4	—	3,887.7
Net assets	2,105.5	1,707.1	1,041.5	4,854.1

Notes:

1. ***The net assets at 31 December 2006 have been extracted without material adjustment from the audited consolidated statements of Taylor Woodrow in respect of the year then ended.***

2. ***The net assets at 31 December 2006 have been extracted without material adjustment from the audited financial statements of George Wimpey in respect of the year then ended.***

3. *The adjustment reflects the accounting for the Merger. The Merger has been accounted for using the acquisition method of accounting. The excess of consideration over the book value of the assets acquired has been reflected as goodwill and other intangibles. No account has been taken of any fair value adjustments which may arise on the Merger.*

The amount of goodwill and other intangible assets has been calculated as follows:

	£m
*Equity consideration**	*2,748.6*
Estimated acquisition expenses	*31.9*
Net consideration	*2,780.5*
Net assets of the George Wimpey Group acquired	*1,707.1*
Goodwill and other intangibles	*1,073.4*

* *The equity consideration amount assumes the issue of 564,974,438 Taylor Wimpey Shares, at a closing middle market price of 486.5 pence on 2 May 2007, being the latest practicable date prior to the publication of this document.*

4. *No account has been taken of trading of the Talyor Woodrow Group or the George Wimpey Group for the period after 31 December 2006.*

Deloitte.

The Board of Directors and the Proposed Directors
on behalf of Taylor Woodrow plc
2 Princes Way
Solihull B91 3ES

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

4 May 2007

Dear Sirs

Taylor Woodrow plc (the "Company")—proposed acquisition of George Wimpey Plc

We report on the unaudited pro forma net assets (the "**Pro forma financial information**") set out in part VIII of the Prospectus dated 4 May 2007 (the "**Prospectus**"), which has been prepared on the basis described in notes 1 to 4, for illustrative purposes only, to provide information about how the Merger might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the audited financial statements for the year ended 31 December 2006. This report is required by Annex I item 20.2 of Commission Regulation (EC) No. 809/2004 (the "**Prospectus Directive Regulation**") and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors and the proposed directors of the Company (the "**Directors**") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

In providing this opinion, we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has

been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte & Touche LLP
Chartered Accounts

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Part IX – United Kingdom Taxation Considerations

The comments set out below are based on existing United Kingdom law and what is understood to be current HMRC practice, both of which are subject to change, possibly with retrospective effect. They are intended only as a general guide to certain aspects of the United Kingdom taxation treatment of shareholders and apply only to shareholders of Taylor Woodrow who are resident, or in the case of individuals, ordinarily resident for tax purposes in (and only in) the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold shares in Taylor Woodrow as an investment and who are the absolute beneficial owners thereof. Certain categories of shareholders, such as traders, broker-dealers, insurance companies and collective investment schemes, and shareholders who have (or are deemed to have) acquired their shares by virtue of or in connection with an office or employment, may be subject to special rules and the comments below do not apply to such shareholders. The comments set out below relate only to certain limited aspects of the taxation treatment of shareholders.

Taylor Woodrow Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

1. Taxation of dividends

Taylor Woodrow is not required to withhold at source any amount in respect of United Kingdom tax when paying a dividend.

A shareholder who is an individual resident (for tax purposes) in the United Kingdom and who receives a dividend from Taylor Woodrow will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

A shareholder that is a company resident (for tax purposes) in the United Kingdom will not generally be taxable on any dividend it receives from Taylor Woodrow.

A shareholder who is not liable to tax on dividends received from Taylor Woodrow will not be entitled to claim payment of the tax credit in respect of those dividends.

The right of a shareholder who is not resident (for tax purposes) in the United Kingdom to a tax credit in respect of a dividend received from Taylor Woodrow and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which the holder is resident. Shareholders who are not solely resident in the United Kingdom should consult their own tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so.

2. Taxation of capital gains

A disposal of the shares by a shareholder who is resident or, in the case of an individual, ordinarily resident (for tax purposes) in the United Kingdom may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purpose of United Kingdom taxation of chargeable gains. This also applies to a shareholder who is neither resident nor ordinarily resident (for tax purposes) in the United Kingdom, but who carries on a trade, profession or vocation in the United Kingdom through a permanent establishment (where the shareholder is a company)

or through a branch or agency (where the shareholder is not a company) and has used, held or acquired the shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency (as appropriate). A shareholder who is an individual and who ceases to be resident or ordinarily resident (for tax purposes) in the United Kingdom, or falls to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief arrangements for a temporary period (in this regard, a period of several tax years may be regarded as "temporary") and who disposes of the shares during that period may be liable on his or her return to the United Kingdom to tax on any chargeable gain realised on such disposal (subject to any available exemption or relief).

3. Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

The statements in this section are intended as a general guide to the current United Kingdom stamp duty and SDRT position and do not apply to persons such as market makers, dealers, brokers, intermediaries and persons (or nominees or agents for persons) who issue depositary receipts or operate clearance services to whom special rules apply, or as regards transfers of shares to any of the persons mentioned above. Certain categories of person are not liable to United Kingdom stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for stamp duty or SDRT, be required to notify and account for it. Taylor Woodrow Shareholders who are in any doubt about their stamp duty or SDRT position should consult their own professional advisers immediately.

Transfers on sale of shares in Taylor Woodrow are generally subject to United Kingdom stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

An agreement to transfer shares or any interest in shares in Taylor Woodrow will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable for the transfer, payable by the purchaser. If a duly stamped transfer instrument in respect of the agreement is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT paid is repayable and otherwise the SDRT charge is cancelled.

Paperless transfers of shares in Taylor Woodrow within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the CREST system.

Part X – Directors, Responsible Persons, Senior Management, Corporate Governance and Employees

1. Persons responsible

The Taylor Woodrow Directors, whose names appear at paragraph 2 below, the Proposed Directors, whose names appear at paragraph 4 below, and the Company, accept responsibility for the information contained in this document. To the best of the knowledge of the Taylor Woodrow Directors, the Proposed Directors and the Company (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Taylor Woodrow Directors

The following table sets out information relating to each of the Taylor Woodrow Directors:

Name	Current position in respect of Taylor Woodrow
Executive directors:	
Ian Smith	Chief Executive
Peter Johnson	Finance Director
Non-executive directors:	
Norman Askew	Chairman
Michael Davies	Senior Independent Non-Executive Director
Andrew Dougal	Non-Executive Director
Katherine Innes Ker	Non-Executive Director
Vernon Sankey	Non-Executive Director

The business address of each of the Taylor Woodrow Directors is 2 Princes Way, Solihull, West Midlands B91 3ES.

3. Directors' profiles

The names, business experience and principal business activities outside the Taylor Woodrow Group of the current Taylor Woodrow Directors, as well as the dates of their initial appointment as Taylor Woodrow Directors, are set out below.

Ian Smith

Ian Smith was appointed an executive director and Chief Executive in January 2007. He chairs the executive committee and is a member of the nomination committee. He has wide experience as a business leader across a variety of international markets. He was previously chief executive of the General Healthcare Group, chief executive (Europe, Middle East and Africa) of Exel Limited, the international logistics and distribution company, and chief executive (Europe) of Monitor Ltd, the global strategy consultancy. He is also a non-executive director of Galiform plc.

Peter Johnson

Peter Johnson was appointed an executive director in November 2002. He is a member of the executive committee. He is an experienced financial executive with a background in financial services and property investment, both in the UK and North America. He is also a non-executive director of Shanks Group plc and joined the board of Oriel Securities Limited on 20 December 2006. He has previously held board positions with Henderson plc, Pearl Assurance Limited and Norwich Union Life and has also worked for Hammerson Property Investment and Development Corporation plc.

Norman Askew

Norman Askew was appointed a non-executive director and Chairman in July 2003. He is considered by the Taylor Woodrow Board to be an independent director. He chairs the nomination committee and is a member of the remuneration committee. His current appointments include the chairmanship of IMI plc, Derby Cityscape and he is also on the board of governors of the University of Manchester.

Mike Davies

Mike Davies was appointed a non-executive director in October 2003. He is the senior independent director and a member of the audit, remuneration and nomination committees. He is non-executive chairman of Marshalls plc and a non-executive director of Pendragon plc. He was formerly a director of Williams Holdings plc.

Andrew Dougal

Andrew Dougal was appointed a non-executive director in November 2002. A chartered accountant, he is chairman of the audit committee and a member of the nomination committee. He is a director of Premier Farnell plc and Creston plc. He was formerly chief executive of Hanson plc until 2002, having previously been the group finance director of Hanson, the diversified industrial group until it demerged in 1997. He was also a non-executive director of BPB plc.

Katherine Innes Ker

Katherine Innes Ker was appointed a non-executive director in July 2001. She is chairman of the remuneration committee and a member of the nomination committee. Katherine gained considerable experience as a financial analyst with leading UK City financial houses with a particular interest in the media sector. She is chairman of Shed Productions plc, a non-executive director of Ordnance Survey and of Gyrus Group plc.

Vernon Sankey

Vernon Sankey was appointed a non-executive director in January 2004. He is a member of the audit, remuneration and nomination committees. He is a non-executive director of Zurich Financial Services AG and Zurich Insurance Company AG, chairman of Photo-Me International plc and Vividas Group plc.

4. Proposed Directors

In addition to those Taylor Woodrow Directors who, as at the Effective Date, will be directors of Taylor Wimpey, the Proposed Directors of Taylor Wimpey are as follows:

Name	Position as from the Effective Date
Peter Redfern	Chief Executive
Ian Sutcliffe	UK Managing Director (Housing)
John Landrum	North American President
David Williams	Senior Independent Non-Executive Director
Brenda Dean	Non-Executive Director
Anthony Reading	Non-Executive director

5. Profiles of the Proposed Directors

The names, business experience and principal business activities outside the Taylor Woodrow Group, or as the case may be, the George Wimpey Group, of the Proposed Directors as well as (where relevant) the dates of their initial appointment of George Wimpey Directors, are set out below:

Peter Redfern

Peter Redfern was appointed as finance director of George Wimpey UK in January 2001. At the beginning of 2004 Peter was appointed managing director of George Wimpey UK and in October 2004 was appointed an executive director of George Wimpey and chief executive of the UK business. In July 2006, he was

appointed group chief executive of George Wimpey. Prior to joining George Wimpey, he was finance director of Rugby Cement plc.

Ian Sutcliffe

Ian Sutcliffe joined George Wimpey in February 2006 as George Wimpey UK managing director and was appointed an executive director of George Wimpey in October 2006. Prior to joining George Wimpey, he held a number of senior roles with Royal Dutch Shell Plc, lastly being vice-president of retail for Shell Oil in the US.

John Landrum

John Landrum was named president and chief executive of Taylor Woodrow, Inc. in February 2007. Prior to joining the Taylor Woodrow Group, John held the position of executive vice-president and chief operating officer for The Related Group. He is currently a director of Taylor Woodrow, Inc. and a member of the executive and investment committees for Taylor Woodrow.

David Williams

David Williams was appointed a non-executive director of George Wimpey in May 2001. He retired as finance director of Bunzl plc in January 2006 after 14 years on the board. In 2006, he joined Tullow Oil plc and Meggitt PLC as a non-executive director. Previously, he held non-executive director positions at Dewhirst Group Plc, Medeva PLC and The Peninsular and Oriental Steam Navigation Company.

Brenda Dean

Brenda Dean was appointed a non-executive director of George Wimpey in October 2003. She is a member of the House of Lords and active in a range of public areas. She is chairman of the New Covent Garden Market Authority and a non-executive director of Dawson Holdings PLC. She retired as chairman of the Housing Corporation in 2003 and has previously held non-executive positions with Take Care plc, Chamberlain Phipps Plc and Inveresk plc.

Anthony Reading

Anthony Reading was appointed a non-executive director of George Wimpey in April 2005. Previously, he was an executive director of Tomkins Plc, and chairman and chief executive of Tomkins Corp USA. He is a non-executive director of The Laird Group Plc, Spectris Plc and e2v technologies plc.

6. Interests of the Taylor Woodrow Directors and the Proposed Directors

As at 2 May 2007 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Taylor Woodrow Directors and the Proposed Directors, their immediate families and (so far as is known to them or could with reasonable diligence be ascertained by them) persons connected (within the meaning of section 346 of the Companies Act) with the Taylor Woodrow Directors and the Proposed Directors in the issued share capital of Taylor Woodrow, including: (i) those arising pursuant to transactions notified to Taylor Woodrow pursuant to DTR 3.1.2R; or (ii) those of connected persons of the Taylor Woodrow Directors or the Proposed Directors, which would, if such connected person were a Taylor Woodrow Director or Proposed Director, be required to be disclosed under (i) above, together

with such interests as are expected to subsist immediately following Admission are set out in the following table:

	As at 2 May 2007		Interests immediately following Admission[3]	
Taylor Woodrow Directors	**Number of Taylor Woodrow Shares**	**Percentage of issued share capital of Taylor Woodrow[2]**	**Number of Taylor Woodrow Shares**	**Percentage of enlarged issued share capital of Taylor Wimpey**
Ian Smith	—	—	—	—
Peter Johnson	206,296[1]	0.0354%	206,296	0.0180%
Norman Askew	9,974	0.0017%	9,974	0.0009%
Mike Davies	5,000	0.0009%	5,000	0.0004%
Andrew Dougal	5,000	0.0009%	5,000	0.0004%
Katherine Innes Ker	1,000	0.0002%	1,000	0.0001%
Vernon Sankey	10,778	0.0019%	10,778	0.0009%
Proposed Directors				
Peter Redfern	—	—	57,526	0.0050%
Ian Sutcliffe	—	—	—	—
John Landrum	—	—	—	—
David Williams	—	—	8,081	0.0007%
Brenda Dean	—	—	8,348	0.0007%
Anthony Reading	—	—	14,107	0.0012%

(1) This includes 625 Taylor Woodrow Shares held by Halifax Corporate Trustees Limited under the Taylor Woodrow 2004 Share Purchase Plan.

(2) Issued share capital excludes 12,233,047 shares held in treasury.

(3) Figures are calculated assuming that the interests of the Taylor Woodrow Directors and of the Proposed Directors in Taylor Woodrow as at close of business on 2 May 2007 do not change, that 564,974,438 Taylor Wimpey Shares are issued in connection with the Merger and that no further issues of Taylor Woodrow Shares occur between publication of this document and the Effective Date.

Ian Smith and Peter Johnson each have a notional interest in 5,242,195 Taylor Woodrow Shares, being unappropriated Taylor Woodrow Shares held by the trustee of the Taylor Woodrow Group ESOP Trust in connection with the Taylor Woodrow Executive Share Option Plan and the Executive Bonus Plan, the trustee of the Taylor Woodrow 2004 Employee Benefit Trust in connection with the Taylor Woodrow Performance Share Plan, the 2004 Deferred Bonus Plan and the 2004 Sharesave Plan, by the trustee of the Wilson Connolly Employee Share Trust in connection with the Wilson Connolly Incentive Share Plan and the trustee of the Wilson Connolly QUEST in connection with the Wilson Connolly Savings-Related Share Option Scheme.

Taken together, the combined percentage interest of the Taylor Woodrow Directors in the issued ordinary share capital of Taylor Woodrow as at 2 May 2007 was approximately 0.04 per cent. Taken together, the combined percentage interest in the issued ordinary share capital of Taylor Wimpey of the Taylor Woodrow Directors and the Proposed Directors immediately following Admission will be approximately 0.03 per cent.

Details of options and awards over Taylor Woodrow Shares held by the Taylor Woodrow Directors and details of options and awards over George Wimpey Shares held by the Proposed Directors are set out below. Those options and awards are not included in the interests of the Taylor Woodrow Directors and the Proposed Directors shown in the table above.

Peter Johnson and John Landrum had interests in the following options and awards relating to Taylor Woodrow Shares as at 2 May 2007 (being the latest practicable date prior to publication of this document):

Optionholder	Share plan/scheme	Date of grant/award	No. of Taylor Woodrow Shares	Exercise price (pence)	Date of vesting
Peter Johnson	SAYE Plan	7.10.03	8,037	197.2	1.12.08[(1)]
	Deferred bonus plan	7.4.06	9,858	—	7.4.09
	Deferred bonus plan	10.4.07	59,253	—	10.4.10
	Performance share plan	10.5.04	65,376	—	10.5.07
	Performance share plan	7.9.05	79,446	—	7.9.08
	Performance share plan	7.9.05	52,964	—	7.9.08
	Performance share plan	12.4.06	69,305	—	12.4.09
	Performance share plan	12.4.06	23,101	—	12.4.09
	Performance share plan	2.4.07	62,206	—	2.4.10
	Performance share plan	2.4.07	20,735	—	2.4.10
John Landrum	Performance share plan	2.4.07	35,803	—	2.4.10
	Performance share plan	2.4.07	23,869	—	2.4.10

(1) Date from which exercisable. Exercise period ends 31.5.09.

The following Proposed Director had the following options and awards relating to George Wimpey Shares under the Savings Related Share Option Plan as at 2 May 2007 (being the latest practicable date prior to publication of this document):

Optionholder	Share plan/scheme	Date of grant/award	No. of George Wimpey Shares	Exercise price (pence)	Date from which exercisable	Expiry date
Ian Sutcliffe	SAYE	2006	2,451	385.4	1.12.09	31.5.10

Save for the irrevocable undertakings described in paragraph 8 of Part I of this document or as disclosed in this paragraph 6, no Taylor Woodrow Director or Proposed Director, nor their immediate families, nor any person connected with any Taylor Woodrow Director or Proposed Director within the meaning of section 346 of the Companies Act has any interests (beneficial or non-beneficial) in the share capital of Taylor Woodrow or any of its subsidiaries.

Save as disclosed above, no other person involved in the Merger has an interest which is material to the Merger.

Save for the irrevocable undertakings described in paragraph 8 of Part I of this document, no Taylor Woodrow Director or Proposed Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of Taylor Woodrow and which was effected by Taylor Woodrow during the current or immediately preceding financial year and which remains in any respect outstanding or unperformed.

There are no outstanding loans granted by Taylor Woodrow or any member of the Taylor Woodrow Group to any of the Taylor Woodrow Directors or Proposed Directors, nor has any guarantee been provided by Taylor Woodrow or any of its subsidiaries for their benefit.

7. Remuneration of the Taylor Woodrow Directors and the Proposed Directors

This section provides information on the remuneration arrangements for the Taylor Woodrow Directors and the Proposed Directors. It is expected that the remuneration arrangements for the Taylor Woodrow Directors and the Proposed Directors will be reviewed by the Taylor Woodrow remuneration committee following the Effective Date but that, until such time, the current remuneration arrangements of each of the Taylor Woodrow Directors and the Proposed Directors will continue to apply.

7.1. Executive directors of Taylor Woodrow

Taylor Woodrow has entered into service contracts with each of the executive Taylor Woodrow Directors, the particulars of which as at 2 May 2007 are set out below:

Name	Date of agreement	Basic salary
Ian Smith	23 December 2006	£610,000
Peter Johnson	1 November 2002	£406,000

The executive directors receive additional benefits, principally a company car or an allowance in lieu, life assurance, private medical insurance and participation in an income protection plan. Taylor Woodrow gives executive directors the opportunity to earn performance-related bonuses. The maximum bonus award that can be made to an executive director in any one year is currently 100 per cent. of salary and is dependent on the achievement of a number of business specific and personal targets.

It is Taylor Woodrow's policy that liquidated damages should not apply on the termination of an executive director's contract. Payment for early termination of a contract (without cause) by Taylor Woodrow is, in the case of each of the executive directors, to be determined in accordance with principles of English law. Any such payment would typically be determined by reference to the main elements of a director's remuneration, namely: salary, contractual bonus, benefits-in-kind, and pension entitlements.

Ian Smith has a service contract providing for a notice period of 12 months although a provision of his service contract states that Taylor Woodrow will not serve notice before the earlier of the date of the first performance share plan award made to him and 31 December 2007. It is intended that Ian Smith will leave the Taylor Woodrow Board with effect from the Effective Date. Upon his departure, Ian will be entitled to compensation for loss of office in accordance with his contractual rights. As at the date of this document, no agreement in respect of his compensation has been reached.

7.2. Pension arrangements of the executive directors of Taylor Woodrow

Following changes to the taxation treatment of UK pension schemes in April 2006, Taylor Woodrow reviewed the appropriateness of pension provisions for all its employees. This review resulted in a number of employees withdrawing from Taylor Woodrow's pension arrangements. In such circumstances, Taylor Woodrow maintains lump-sum life assurance cover and pays an additional salary allowance/supplement to the employee equal to the pension contribution that Taylor Woodrow would otherwise have paid. In 2006, Peter Johnson received a salary supplement in lieu of pension of £22,000.

During 2006, Peter Johnson was a member of the Taylor Woodrow Personal Choice Plan which was introduced by the Company with effect from 1 April 2002. Taylor Woodrow contributed to his plan at a rate of 34.5 per cent. of his base salary and he contributed 5 per cent. Contributions by Taylor Woodrow in 2006 were £98,833.

7.3. Non-executive directors of Taylor Woodrow

None of the non-executive directors has a service contract with Taylor Woodrow as their respective terms of engagement are regulated by letters of appointment. All non-executive directors are appointed for a year and their appointments are reviewed annually. Non-executive directors cannot participate in any of the Taylor Woodrow plans and are not eligible to join a pension scheme.

It is intended that Vernon Sankey will leave the Taylor Woodrow Board as at the Effective Date.

7.4. Analysis of Taylor Woodrow Directors' emoluments

An analysis of emoluments of the Taylor Woodrow Directors relating to their salary and fees, bonus, pension and other benefits (other than share options) for the year to 31 December 2006 is shown below:

Taylor Woodrow Directors	Salary and fees £'000	Salary supplement in lieu of pension £'000	Benefits-in-kind (includes non-cash payments) £'000	Bonus in respect of 2006 £'000	2006 Total £'000	Basic salary/fee per annum with effect from 1.1.2007 £'000
Executive directors						
Ian Smith	—	—	—	—	—	610
Peter Johnson	364	22	13	362	761	406
Non-executive directors						
Norman Askew	170	—	—	—	170	170
Mike Davies	44	—	—	—	44	50
Katherine Innes Ker	44	—	—	—	44	50
Andrew Dougal	49	—	—	—	49	55
Vernon Sankey	39	—	—	—	39	45

7.5 Remuneration of Proposed Directors

Service agreements have been entered into between George Wimpey UK Limited with each of Peter Redfern and Ian Sutcliffe, the particulars of which as at 2 May 2007 are set out below:

Name	Date of agreement	Expiry terms	Current annual salary
Peter Redfern	13 October 2004	indefinite term: terminable on not less than 12 months' notice by either party	£480,000
Ian Sutcliffe	23 January 2006	indefinite term: terminable on not less than 12 months' notice by either party	£320,000

Each of the service agreements referred to above terminates automatically on the 60th birthday of Peter Redfern or Ian Sutcliffe (as the case may be), unless extended by mutual consent.

George Wimpey UK Limited has the right to terminate each service contract set out above on the payment of a sum equivalent to the contractual notice entitlement of 12 months' salary and benefits. In the event of a change of control of George Wimpey, Peter Redfern and/or Ian Sutcliffe may, within six months of the event, elect to terminate his service agreement on three months' notice and will, in such case, be entitled to receive a payment equal to 12 months' salary and benefits.

Peter Redfern and Ian Sutcliffe are entitled to participate in the George Wimpey 2007 Executive Incentive Scheme, subject to the rules of such scheme as amended from time to time. Peter Redfern holds 23,429 George Wimpey Shares pursuant to this scheme.

Additional benefits include participation in the George Wimpey Long Term Share Incentive Plan ("LTIP"), where, subject to meeting the performance targets set by the George Wimpey remuneration committee, each of Peter Redfern and Ian Sutcliffe is entitled to receive LTIP shares which have, at the date of allocation, a value equal to the value of up to two times their respective basic salaries at the start of that calendar year. As at 2 May 2007, Peter Redfern held 570,355 George Wimpey Shares pursuant to the LTIP, and Ian Sutcliffe held 271,027 George Wimpey Shares pursuant to the LTIP.

Ian Sutcliffe also participates in the George Wimpey 2002 Savings Related Share Option Scheme.

Each of Peter Redfern and Ian Sutcliffe is also entitled to pension benefits, the provision of a company car (or a car allowance in lieu of a car), private health insurance, and reimbursement of business expenses.

A service agreement has been entered into between Taylor Woodrow Inc., and John Landrum, the particulars of which as at 2 May 2007 are set out below:

Name	Date of agreement	Expiry terms	Current annual salary
John Landrum	21 December 2006	terminable by Taylor Woodrow Inc. (without cause) on not less than 90 days' notice or by John Landrum on 90 days' notice	US$575,000

Under the terms of John Landrum's service contract, Taylor Woodrow Inc. has the right to terminate John Landrum's contract on the payment of a sum equivalent to the contractual notice entitlement of not less than 90 days' salary and benefits. In the event that Taylor Woodrow Inc. is sold within a 12 month period commencing from 1 January 2007 and John Landrum's employment is terminated within three months' of such sale, he will be entitled to receive a payment equal to 12 months' salary and benefits.

John Landrum is entitled to participate in all employee benefit plans, bonus and compensation plans of Taylor Woodrow Inc. John Landrum's interests in Taylor Woodrow Shares are set out in paragraph 6 of Part X.

Each of the non-executive Proposed Directors is engaged pursuant to a letter of appointment with George Wimpey, the particulars of which are set out below:

Name	Date of letter	Terms	Current fee
Brenda Dean	23 September 2005	engagement continues for an initial three year term and is terminable on six months' notice by either party or otherwise in accordance with the George Wimpey articles of association	£45,000
David Williams	1 May 2001	engagement continues for an initial three year term and is terminable on six months' notice by either party or otherwise in accordance with the George Wimpey articles of association	£63,000
Anthony Reading	10 March 2005	engagement continues for an initial three year term and is terminable on six months' notice by either party or otherwise in accordance with the George Wimpey articles of association	£53,000

The fees of the non-executive Proposed Directors are not performance related or pensionable and none of the non-executive Proposed Directors participates in any George Wimpey Share Scheme.

8. Corporate governance

The Taylor Woodrow Board is committed to high standards of corporate governance. As at the date of this document, Taylor Woodrow is in compliance with the provisions set out in section 1 of the Financial Reporting Council's Combined Code on Corporate Governance (June 2006) which is appended to the Listing Rules.

8.1 The Board

Details of: (i) the composition of the Taylor Woodrow Board; (ii) the roles of Taylor Woodrow Board members; (iii) matters reserved for a decision of the Taylor Woodrow Board; (iv) the Taylor Woodrow Group's corporate governance framework; (v) the Taylor Woodrow Group's reporting lines; (vi) the Taylor Woodrow Group's social responsibility policy and practices; and (vii) the independence and appointment of non-executive directors are set out on pages 28 to 36 of Taylor Woodrow's 2006 Annual Report and Accounts which is incorporated by reference into this document.

8.2 Taylor Woodrow audit committee

Current members

The current members of the Taylor Woodrow audit committee are Andrew Dougal (chairman) Mike Davies, and Vernon Sankey.

Role of the audit committee

The responsibilities of the audit committee include:

- reviewing the internal control framework, the internal audit process and the external audit process;
- ensuring the Taylor Woodrow Board regularly assesses business risks and their management and mitigation;
- monitoring the financial reporting practices by reviewing accounting policies, areas of judgement, the going concern assumption and compliance with accounting standards; and
- reviewing, prior to publication, the interim and annual financial statements affecting the Taylor Woodrow Group concerning price sensitive information.

8.3 Taylor Woodrow remuneration committee

Current members

The current members of the Taylor Woodrow remuneration committee are Katherine Innes Ker (chairman), Norman Askew, Mike Davies and Vernon Sankey.

Role of the remuneration committee

The remuneration committee is constituted in accordance with the recommendations of the Financial Reporting Council's Combined Code on Corporate Governance (June 2006). Its principal terms of reference are to establish, maintain, monitor and report on formal and transparent procedures for developing policy on executive remuneration and for fixing the remuneration packages for individual directors of Taylor Woodrow. It also makes recommendations to the Taylor Woodrow Board. Its remit includes:

- agreeing performance thresholds and targets;
- determining the remuneration of the chief executive, executive directors and senior executives of the Taylor Woodrow Group;
- determining amounts payable under Taylor Woodrow's bonus plan; and

- agreeing awards under Taylor Woodrow's discretionary share-based reward plans.

8.4 Taylor Woodrow nomination committee

Current members

The current members of the Taylor Woodrow nomination committee are Norman Askew (chairman), Mike Davies, Andrew Dougal, Katherine Innes Ker and Vernon Sankey.

Role of the nomination committee

The responsibilities of the nomination committee include:

- ensuring the Taylor Woodrow Board is comprised of the right balance of skills, knowledge and experience;
- identifying and nominating for approval by the Taylor Woodrow Board candidates to fill Taylor Woodrow Board vacancies as and when they arise, including utilising executive search consultants; and
- overseeing the succession planning process for the Taylor Woodrow Board and senior management.

9. Employees

9.1 Taylor Woodrow Group

The average number of staff employed by the Taylor Woodrow Group for the years ended 31 December 2004, 2005 and 2006 is set out below:

	2006	2005	2004
Number of employees (excluding Taylor Woodrow Directors) . .	8,158	8,132	7,624

As at 2 May 2007, the Taylor Woodrow Group employed 7,580 persons (excluding the Taylor Woodrow Directors).

9.2 George Wimpey Group

The average number of staff employed by the George Wimpey Group for the years ended 31 December 2004, 2005 and 2006 is set out below:

	2006	2005	2004
Number of employees (excluding George Wimpey Directors) . . .	5,744	6,050	5,967

As at 2 May 2007, the George Wimpey Group employed 5,565 persons (excluding the George Wimpey Directors).

10. Directors' confirmations

None of the Taylor Woodrow Directors or the Proposed Directors has during the last five years:

(a) been convicted in relation to a fraudulent offence;

(b) been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body or of senior manager of any company;

(c) been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

(d) been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer.

11. Conflicts of interest

In respect of any Taylor Woodrow Director or Proposed Director, there are no actual or potential conflicts of interests between any duties they have to the Company, either in respect of the Merger or otherwise, and the private interests and/or other duties they may also have. Save as disclosed in paragraph 6 of this Part X and pages 43 and 44 of the Annual Report and Accounts of Taylor Woodrow for the year ended 31 December 2006, which is incorporated into this document by reference, there are no interests, including conflicting ones, that are material to the Merger.

Save for the irrevocable undertakings entered into by the George Wimpey Directors in respect of their own George Wimpey Shares and the irrevocable undertakings entered into by the Taylor Woodrow Directors in respect of their own Taylor Woodrow Shares described in paragraph 8 of Part I of this document, no Taylor Woodrow Director or Proposed Director has, or had during the year ended 31 December 2006, a material interest in any significant contract with Taylor Woodrow or any of its subsidiaries.

None of the Taylor Woodrow Directors or the Proposed Directors was selected to be a director or a proposed director of Taylor Woodrow or Taylor Wimpey pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with the Taylor Woodrow Group.

No restrictions have been agreed by any Taylor Woodrow Director or Proposed Director on the disposal within a certain period of time of his or her holding in Taylor Woodrow securities.

There are no family relationships between any of the Taylor Woodrow Directors or of the Proposed Directors.

12. Directorships and partnerships

Save as set out below, neither the Taylor Woodrow Directors nor the Proposed Directors have held any directorships of any company, other than of those companies in the Taylor Woodrow Group or the George Wimpey Group (as the case may be) which are subsidiaries or been a partner in a partnership at any time in the five years prior to the date of this document:

Taylor Woodrow Director, Proposed Director	Current directorships/partnerships	Former directorships/partnerships
Ian Smith	Galiform Plc Taylor Woodrow plc The Second World War Experience Centre	Amicus Healthcare Limited Amicus Healthcare (Scotland) Limited BMI Healthcare Limited Capita Health Solutions Limited DHL Global Mail (UK) Limited Exel Europe Limited Exel Limited General Healthcare Employee Trust Limited General Healthcare Group Limited GHG Finance Limited GHG Intermediate Holdings Limited GHG Limited Higgs International Limited Marken Limited Marken Time Critical Express Limited Mercury Holdings Limited

Taylor Woodrow Director, Proposed Director	Current directorships/partnerships	Former directorships/partnerships
Peter Johnson	Oriel Securities Limited Shanks Group plc Taylor Woodrow plc	Circadian (CH) Limited Circadian Limited Johnson Business Services Limited Olympia Developments Limited
Norman Askew	Derby Cityscapes Limited IMI plc Pilot Fields Estates Limited University of Manchester Board of Governors Taylor Woodrow plc	BNFL, Inc British Nuclear Group Sellafield Limited Henlys Group Plc Kidde Limited Project Unity Urenco Limited
Mike Davies	Imagine No. 1 LLP Leicestershire Independent Educational Trust Marshalls plc Pendragon Plc Royal Mint Taylor Woodrow plc	Alfer Limited Aqualisa Products Limited Baxi Finance Limited Baxi Group Limited Baxi Heating UK Limited Baxi Holdings Limited Baxi UK Limited Baxi 2000 Limited Construction Products Association Dachs UK Limited GHP Midco Limited GHP Participations Limited Heating Finance plc Heatrae Electrical Limited Heatrae Sadia Heating Limited Hinckley Golf Club Limited Megaflo Limited Newmond Administration Limited Newmond Building Products Limited Newmond Employees Trustees Limited Newmond Limited Newmond Management Services Limited Newmond (Number 7) Limited Newmond Nominees Limited Newmond Pension Trustees Limited RSA Santon Limited The Baxi Neptune Company Limited Valor Limited Vi-Spring Limited Vi-Spring (Holdings) Limited
Andrew Dougal	Creston plc Premier Farnell plc Taylor Woodrow plc	BPB Public Limited Company British Agricultural Services Limited Celtel International BV Construction Products Association Hanson Antilles Limited Hanson Building Materials Limited Hanson Far East Limited Hanson Finance plc Hanson Finance (2003) Limited Hanson Funding (I) PLC Hanson Funding (J) PLC Hanson Pacific Limited Hanson Pension Trustees Limited Hanson Quarry Products Europe Limited Hanson RBS Trustees Limited Houserate Limited

Taylor Woodrow Director, Proposed Director	Current directorships/partnerships	Former directorships/partnerships
Katherine Innes Ker	Gyrus Group PLC Ordnance Survey Shed Productions plc Taylor Woodrow plc Tavistock Trust for Aphasia Wickham Capital Limited	Fibernet Group Limited ONdigital 1998 plc The Television Corporation Limited Williams Lea Group Limited
Vernon Sankey	Atos Origin SA Cofra Holdings AG Firmenich SA Harrow School Enterprises Limited Photo-Me International plc Taylor Woodrow plc Vividas Group plc Zurich Financial Services AG Zurich Insurance Company AG	Beltpacker plc Food Standards Agency Gala Group Holdings II Limited Gala Group II Limited Pearson plc The Really Effective Development Company Limited
Peter Redfern	George Wimpey Plc	Frederick Homes Limited
Ian Sutcliffe	George Wimpey Plc	None
John Landrum	Taylor Woodrow Holdings (USA), Inc.	The Related Group The Woodlands Development Co., Inc.
David Williams	Bunzl Jersey Limited George Wimpey Plc Meggitt PLC Port & Freezone World FZE The Rory Peck Trading Company Limited The Rory Peck Trust Tormead Enterprises Limited Tormead Limited Tullow Oil plc	ACS Catering Supplies Limited A.J.Toms & Co.(Blyth)Limited Alba Paper Limited Alliance Plastics Limited Alpha Supplies Limited Aptfine Limited Atollbyte Limited Automatic Catering Supplies Limited A. & J. Beveridge Limited B R Lewis Industrial Supplies Limited Banbury Injection Moulding Technologies Limited Banbury Plastics Limited Bar Equipment Limited BCL Supplies Limited Birchfolder Limited Brierleys Limited Bundor No. 1 Limited Bundor No. 2 Limited Bunzl American Holdings (No. 1) Limited Bunzl American Holdings (No. 2) Limited Bunzl Corporation Limited Bunzl Disposables Limited Bunzl Finance Public Limited Company Bunzl Fine Paper (Europe) Limited Bunzl German Holdings Limited Bunzl Group Services Limited Bunzl Italian Holdings Limited Bunzl Leasing No. 1 Limited Bunzl Leasing No. 2 Limited Bunzl Merchanting Group Limited Bunzl Outsourcing Services Limited Bunzl Overseas Holdings Limited Bunzl Overseas Holdings (No. 2) Limited Bunzl Plastics Limited Bunzl Properties Limited

Taylor Woodrow Director, Proposed Director	Current directorships/partnerships	Former directorships/partnerships
		Bunzl Public Limited Company Bunzl Retail Supplies Holdings Limited Bunzl Retail Supplies Limited Bunzl Senior Pension Trustees Limited Bunzl Vending Services Limited Castle Crockery Limited Castle Tableware Limited Cigarette Components Limited City Service Supply Company Limited C & S Cleaning Supplies Limited Dialene Limited Dixon & Roe (Birmingham) Limited Dixon & Roe Group Limited Dixon & Roe (Herts.) Limited Dixon & Roe Limited Donald Murray Paper (Bristol) Limited Donald Murray Paper (Glasgow) Limited Donald Murray (Paper) Limited Donald Murray Paper (Newcastle) Limited Earthmedia Limited Fil Holdings (No. 1) Limited Fil Holdings (No. 2) Limited Fil International Limited Filtrona Custom Moulding Limited Filtrona International Limited Filtrona Services Limited Filtrona Textile Products Limited Freeman Lerens Limited Gradesound Limited Grove Paper Company Limited He Product Developments Limited Highlo 1997 Limited Hopefair Limited I.C.C.S.(Northern)Limited Jarvis Paper Sales Limited Logan (Papers Ireland) Limited Laminex International Limited Laminex Limited Macgregor & Company (Glass and China) Limited Malcolm Varle Limited Mason's Paper Co. Limited(The) Mason's Paper Holdings Limited Medeva Plc Michael Jackson (Paper) Limited N.L.Whittaker Limited North West Plastics Limited Norvale Perry Limited Orion Catering Supplies Limited Packers (UK) Limited Paperlinx Treasury (Europe) Limited Paperlinx (UK) Limited Paramount Paper Sales (London) Ltd Peninsular and Oriental Steam Navigation Company Plastic Parts Centre Limited Plastic & Rubber Grommets Limited

Taylor Woodrow Director, Proposed Director	Current directorships/partnerships	Former directorships/partnerships
		Powell & Heilbron (Paper) Limited P. P. Payne Limited Precision Engineering Products (Suffolk) Limited Provend Europe Limited Provend Group Limited Provend Operating Limited Provend Services Trustee Limited Provend Supplies Limited Provend (UK) Limited Reel Papers Limited Remanoid Limited Rothera and Brereton Limited Rothera & Brereton (Sheffield) Limited Rowan Plastic Mouldings Limited Securiseal Limited Selectuser Limited Servelite Limited Shermond Medical Products Limited Shermond Medical Limited Shermond Products Limited Shermond Surgical Supply Limited Southern Paper Co. (Brighton)(The) Southern Paper Limited Somerset Paper Sales Limited Supastrip Limited Tape Development Limited Teaching Matters Limited The Flower Tower Company Limited The Paper Company No.2 Limited Thomas McLaughlin (Ireland) Limited Toolmak Limited T P Beaumont Medical Limited Ulster Crown Corks Limited Unicap Plastics Limited W.A.Blyth Limited Workforce Clothing Limited Wycombe Marsh Paper Mills Limited 21st Century Paper Limited
Brenda Dean	Chamberlain Phipps Group Plc Dawson Holdings PLC George Wimpey Plc Industry and Parliament Trust	General Insurance Standards Council The Prince's Foundation The United Kingdom Committee for UNICEF
Anthony Reading . . .	e2v technologies plc George Wimpey Plc Laird Group PLC (The) Spectris plc	Air Management Systems, Inc Air Materials, Inc. Air System Components LP American Metal Products Company AMP Industrial Mexicana S.A. de C.V. Aquatic Industries, Inc. Aplicadores Mexicanos, S.A. de C.V. Auto Industrial de Partes S.A. de C.V. Bethlehem Divesture Corp Bridge Products International, Inc Buffalo Holding Company Carriage House Fruit Company Conergics Corporation

Taylor Woodrow Director, Proposed Director	Current directorships/partnerships	Former directorships/partnerships
		Dearborn Mid-West Conveyor Co. Dexter Axle Company Dexter Axle Trucking Company Epicor Industries, Inc. Fedco Automotive Components Company, Inc. Hart & Cooley, Inc. Hart & Cooley Trucking Company Hytec, Inc. Lasco Bathware, Inc. Lasco Bathware Trucking Company Lasco Composites LP Lasco Fittings, Inc. Lasco Materials, Inc. Lasco Panels, Inc. Lau Industries, Inc. Mayfran International Inc. Milliken Valves Company, Inc. Pegler, Inc. Penn Ventilation, Inc. Philips Products, Inc. Philips Products Trucking Company Ruskin Company Ruskin Service Company Ruskin (Thailand) Co. Ltd. Schrader-Bridgeport International, Inc. Standard-Thomson Corporation Stant Corporation Stant Manufacturing, Inc. Stant Mexico S.A. de C.V. Tomkins Corporation Tomkins Industries, Inc. Tomkins plc. Trico Componentes S.A. de C.V. Trico Holding Corporation Trico Products Corporation Trico Products Corp of Tennessee Trico Technologies Corporation Unified Industries, Inc. Ward Accessories, Inc. Warrior Window Installation, Inc.

Part XI – Additional Information

1. The Company

The Company was incorporated and registered in England and Wales as a private company limited by shares on 1 February 1935 (registered number 00296805) with the name Taylor Woodrow Estates Limited. On 16 October 1943, the Company's name was changed to Taylor Woodrow Limited. On 23 December 1981, the Company was re-registered as a public company limited by shares and its name was changed to Taylor Woodrow plc.

The principal legislation under which the Company operates, and pursuant to which the Taylor Wimpey Shares will be created, is the Companies Act and regulations made thereunder.

The Company is domiciled in England and Wales and its registered and head office is at 2 Princes Way, Solihull, West Midlands B91 3ES (telephone number: 0121 600 8000).

The Taylor Woodrow Shares are listed on the Official List of the London Stock Exchange. The ISIN of the Taylor Woodrow Shares is GB0008782301. The Taylor Wimpey Shares will be in registered form and may be held in either certificated or uncertificated form.

The auditors of Taylor Woodrow are, and have been throughout the period covered by the financial information in this document, Deloitte & Touche LLP.

2. Share capital

The following table shows the authorised and issued share capital of the Company as at 2 May 2007, the latest practicable date prior to the publication of this document, and the authorised and issued share capital of the Company following completion of the Merger:

	Number of Taylor Woodrow Shares prior to the Effective Date	Number of Taylor Woodrow Shares following the Effective Date
Authorised	820,000,000	2,000,000,000
Issued and fully paid[(1)]	581,944,374	1,146,918,812[(2)]

(1) This number of issued and fully paid up Taylor Woodrow Shares does not include 12,233,047 shares held in treasury.

(2) This figure is calculated assuming that 564,974,438 Taylor Wimpey Shares are issued in connection with the Merger and that no further issues of Taylor Woodrow Shares occur between publication of this document and the Effective Date.

2.1. Share capital summary

The following table shows the changes in the issued share capital of Taylor Woodrow which have occurred between 31 December 2003 and 2 May 2007, being the latest practicable date prior to the publication of this document:

Taylor Woodrow Shares	Issued share capital: Number of shares[(1)]	Issued share capital: Nominal value £m
At 31 December 2003	584,188,384	146.1
Options exercised	2,108,373	0.5
Share purchase plan	267,270	0.1
Long-service awards	9,226	—
At 31 December 2004	586,573,253	146.7
Options exercised	5,120,487	1.3
Share purchase plan	160,298	—
US employee stock purchase plan	36,699	—
Long service awards	647	—
At 31 December 2005	591,891,384	148.0
Options exercised	2,227,950	0.5
US employee stock purchase plan	30,573	—
Long service awards	189	—
At 31 December 2006	594,150,096	148.5
At 2 May 2007	594,177,421	148.5

(1) The number of issued Taylor Woodrow Shares includes 12,233,047 shares held in treasury.

2.2. Existing shareholder authorities

At the annual general meeting of the Company held on 2 May 2007, an ordinary resolution was passed granting the Taylor Woodrow Directors the authority to allot relevant securities up to an aggregate nominal amount of £48,493,087 for the period up to the conclusion of the next annual general meeting of the Company after the passing of the resolution.

At the annual general meeting of the Company held on 2 May 2007, a special resolution was passed empowering the Taylor Woodrow Directors to allot equity securities for cash, up to an aggregate nominal value of £7,426,876, as if section 89(1) of the Companies Act did not apply to the allotment for the period up to the conclusion of the next annual general meeting of the Company after the passing of the resolution.

2.3. Shareholder authorities to be proposed at the Taylor Woodrow Extraordinary General Meeting

The following resolutions relating to the Company's share capital are set out in the Taylor Woodrow Shareholder Circular (as resolutions 1, 2 and 4 respectively) and it is proposed that the following authorities will be proposed at the Taylor Woodrow Extraordinary General Meeting to facilitate the Merger, to ensure that there is sufficient authorised but unissued share capital following the Merger in respect of which the Taylor Woodrow Directors have authority to allot and to replenish the Company's authority to make market purchases of Taylor Woodrow Shares:

Resolution 1 (ordinary resolution)

(A) subject to the Scheme becoming or being declared wholly unconditional (save for the delivery of the Court Orders sanctioning the Scheme and confirming the Capital Reduction to the Registrar of Companies in England and Wales (the "**Court Sanction**"), the registration of such orders by the Registrar of Companies in England and Wales (the "**Registration**"), and the Admission of the Taylor Wimpey Shares), the authorised share capital of the Company be increased from 820,000,000 to 1,384,974,438 Taylor Woodrow Shares by the creation of 564,974,438 Taylor

Woodrow Shares. This number of Taylor Woodrow Shares represents an increase of approximately 69 per cent. of the Company's authorised share capital as at 2 May 2007, the last practicable date prior to publication of this document. The purpose of this authority is to enable the Company to allot up to 564,974,438 new Taylor Woodrow Shares in connection with the Merger; and

(B) subject to the Scheme becoming effective (save for the Court Sanction, the Registration and Admission), the Taylor Woodrow Directors be authorised to allot new Taylor Woodrow Shares in connection with the Merger up to an aggregate nominal amount of £141,243,609.50 (representing, in aggregate, 564,974,438 new Taylor Woodrow Shares). This authority will expire on 1 December 2007 and is in addition to any subsisting authorities to allot Taylor Woodrow Shares. These new Taylor Woodrow Shares represent approximately 97 per cent. of the issued share capital of the Company (excluding treasury shares) as at 2 May 2007, the latest practicable date before the publication of this document.

Resolution 2 (ordinary resolution)

(A) subject to the Merger becoming effective, the authorised share capital of the Company be increased by the creation of a further 615,025,562 Taylor Woodrow Shares for the purposes of creating sufficient headroom of unissued share capital for the Company's purposes generally following the Merger. If this resolution 2 is passed the total increase in authorised share capital sought by resolution 1 and 2 taken together will represent an increase of approximately 59 per cent. of the enlarged authorised share capital of the Company following the Merger; and

(B) subject to the Merger becoming effective, the Taylor Woodrow Directors be authorised to allot Taylor Woodrow Shares up to an aggregate nominal amount of £46,127,715 (representing, in aggregate, 184,510,860 Taylor Woodrow Shares). This authority will expire at the conclusion of the Company's annual general meeting in 2008 and is in addition to any subsisting authorities to allot Taylor Woodrow Shares (including the authorities granted at the Company's annual general meeting on 2 May 2007).

If this second ordinary resolution is passed at the Taylor Woodrow Extraordinary General Meeting:

- the Company will have 840,848,141 authorised but unissued Taylor Woodrow Shares following the Merger (excluding for these purposes 12,233,047 shares held in treasury); and
- the Taylor Woodrow Directors would have authority to allot Taylor Woodrow Shares up to an aggregate nominal amount of £94,620,802 (representing, in aggregate, 378,483,208 Taylor Woodrow Shares) which would represent approximately 33 per cent. of the enlarged issued share capital of Taylor Woodrow (excluding treasury shares) immediately following the Effective Date,

assuming, in each case, that the maximum number of 564,974,438 new Taylow Woodrow Shares are issued pursuant to the Merger and that no Taylor Woodrow Shares are issued in the period from publication of this document to the Effective Date.

Resolution 4 (special resolution)

subject to the Merger becoming effective, to add to the Company's authority to purchase some of its ordinary shares in the market which authority was renewed at the Company's annual general meeting on 2 May 2007. Any purchases made under this authority would be made in one or more tranches and would be limited in aggregate to such number of Taylor Woodrow Shares so that when taken together with the authority granted at the Company's annual general meeting on 2 May 2007, the Company's authority to purchase its shares would be limited in aggregate to approximately ten per cent. of the Company's enlarged issued share capital (excluding treasury shares) immediately following the Effective Date (assuming that the maximum number of 564,974,438 new Taylor Woodrow Shares are issued pursuant to the Merger and that no Taylor Woodrow Shares are issued in the period from the publication of this document to the Effective Date).

3. Memorandum and articles of association

The following is a summary of Taylor Woodrow's memorandum and articles of association, which are incorporated by reference into this document and which are available for inspection as set out in paragraph 17 of this Part XI.

3.1. Memorandum of association

Taylor Woodrow's principal objects are set out in clause 4 of its memorandum of association and include (amongst other things):

- to act as the holding and co-ordinating company of the group of companies of which Taylor Woodrow is for the time being the holding company;

- to purchase or otherwise acquire and hold, any estate or interest, and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade, and any heritable or moveable real or personal property of any kind; and

- to develop and turn to account land, in particular by laying out and preparing the land for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up and improving buildings, and by planting, draining, growing, farming, cultivating, letting on building lease or building agreement, and by advancing money to and entering into contracts and arrangements of all kinds with builders, purchasers, tenants, and others.

3.2. Articles of association

Taylor Woodrow's articles were adopted on 29 May 2002 and contain (among other things) provisions to the following effect:

Share rights

Subject to the Companies Act and to other shareholders' rights, shares may be issued with such rights and restrictions as Taylor Woodrow may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board may decide. Redeemable shares may be issued. Subject to the Companies Act, unissued shares are at the disposal of the board, provided that no share shall be issued at a discount.

Voting rights

Subject to the Companies Act, to any rights or restrictions attaching to any class of shares and to the articles, every member present in person at a general meeting or a class meeting has, upon a show of hands, one vote and every proxy appointed by a member (other than the chairman of the meeting) has one vote. A proxy does not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll, every member present in person or by proxy has one vote for every share held by him.

In the case of joint holders of a share, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

Restrictions

No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has failed to provide Taylor Woodrow with information concerning interests in those shares required to be provided under the Companies Act.

Dividends and other distributions

Subject to the Companies Act and the articles, Taylor Woodrow may by ordinary resolution declare dividends not exceeding the amount recommended by the board. Subject to the Companies Act, the board may declare and pay interim dividends, and also any fixed dividend, whenever it appears to the board to be justified by the profits of Taylor Woodrow available for distribution. If at any time the share capital of Taylor Woodrow is divided into different classes, the board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. If the board acts in good faith, it is not liable to holders of shares with preferential rights for losses arising from the payment of interim dividends on any shares ranking after those with preferential rights.

The board may deduct from any dividend or other moneys payable on or in respect of a share all sums of money (if any) as may be due to Taylor Woodrow on account of calls or otherwise in relation to that share.

Except insofar as the rights attached to, or the terms of issue of, any share provide otherwise all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. The board may, if authorised by an ordinary resolution of Taylor Woodrow and subject to such terms and conditions as the board may determine, offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

The board may make provisions to enable a Depository (as defined in the articles) and/or any member, as the board may from time to time determine, to receive dividends in a currency or currencies other than sterling.

No dividend or other moneys payable on or in respect of a share shall bear interest as against Taylor Woodrow. Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to Taylor Woodrow if the board so resolves.

Taylor Woodrow may not send dividends or other moneys payable in respect of a share if cheques, warrants or orders in payment of dividends or other sums payable in respect of that share sent by Taylor Woodrow to the person entitled to that payment are returned or left uncashed on two consecutive occasions or if, following one occasion, reasonable enquiries have failed to establish a new address to be used for the purpose. Taylor Woodrow will resume sending dividend cheques, warrants or orders if the person entitled to the payment notifies Taylor Woodrow of an address to be used for the purpose.

On a liquidation, the liquidator may, with the sanction of a special resolution of Taylor Woodrow and any other sanction required by law, divide among the members (excluding any member holding shares as treasury shares) in specie the whole or part of the assets of Taylor Woodrow. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

Variation of rights

Subject to the Companies Act, the rights attached to any class of shares of Taylor Woodrow may be varied or abrogated in such manner as may be provided by such rights or, in the absence of any such provision, either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those

shares. At every such separate general meeting, the quorum shall be not less than two persons entitled to vote and holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attached to or the terms of issue of, those shares, be deemed to be varied or abrogated by the creation or issue of further shares ranking *pari passu* with them or by the reduction of the capital paid up on such shares or by the purchase or redemption by Taylor Woodrow of its own shares.

Transfer of shares

Subject to the articles, any shares in Taylor Woodrow may be held in uncertificated form and title to uncertificated shares may be transferred by means of a relevant system. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of title to shares by means of a relevant system or with any provision of the Uncertificated Securities Regulations 2001.

Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in writing in any usual form or in any form approved by the board. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a share which is not fully paid up) the transferee. The transferor of a certificated share is deemed to remain the holder until the transferee's name is entered in the register.

The board may, in its absolute discretion and without giving any reason, refuse to register any transfer of any share unless:

i. it is in respect of a share which is fully paid up;

ii. it is in respect of only one class of shares;

iii. it is in favour of a single transferee or not more than four joint transferees;

iv. it is duly stamped (if so required); and

v. it is delivered for registration to the registered office of Taylor Woodrow or such other place as the board may from time to time determine and it is accompanied by the relevant share certificate, such other evidence of the right to transfer as the board may reasonably require and the due execution of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.

In addition, registration of a transfer of an uncertificated share may be refused in such other circumstances as may be permitted or required by the Uncertificated Securities Regulations 2001 and the relevant system.

The board will decline to register a transfer of any of Taylor Woodrow's shares by a person who is interested in (as defined in the articles) at least 0.25 per cent. in nominal value of the issued shares of a class if such a person has been served with a notice pursuant to section 793 of the Companies Act 2006 and has failed to give Taylor Woodrow the information concerning interests in those shares thereby required to be provided within the prescribed period from the service of the notice unless:

i the member is not himself in default as regards supplying the information required; and

ii the member proves to the satisfaction of the board that no person in default as regards supplying such information is interested in any of such shares.

Alteration of share capital

Taylor Woodrow may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Act) sub-divide its shares or any number of them.

Taylor Woodrow may, subject to the Companies Act and other shareholders' rights, by special resolution reduce its share capital, share premium account or capital redemption reserve.

General meetings

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing.

The notice must specify: the place, day and time of the meeting; in the case of special business, the general nature of that business; whether the meeting is an annual general meeting or an extraordinary general meeting; if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and, with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a member.

Notices shall be given to the auditors of Taylor Woodrow and to all members other than shareholders who, under the provisions of the articles or of any restrictions imposed on any Taylor Woodrow shares they hold, are not entitled to receive such notice.

Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting.

Directors

(A) Number of directors

The directors shall be not less than two and not more than 18 in number. Taylor Woodrow may by ordinary resolution vary the minimum and/or maximum number of directors.

(B) Directors' shareholding qualification

A director is not required to hold any shares in Taylor Woodrow.

(C) Appointment of directors

Directors may be appointed by Taylor Woodrow, subject to the articles, by ordinary resolution or by the Board provided that the total number of directors shall not exceed the maximum number. A director appointed by the Board may only hold office until the next following annual general meeting of Taylor Woodrow and is then eligible for re-election by shareholders but is not taken into account in determining the number of directors who are to retire by rotation at that meeting.

The Board may from time to time appoint one or more directors to hold any employment or executive office for such period (subject to the provisions of the Companies Act) and on such terms as they may determine and, without prejudice to any claim for damages between the director and Taylor Woodrow, may also revoke or terminate any such appointment.

(D) Retirement and rotation of directors

At each annual general meeting one-third of the directors who are subject to retirement by rotation shall retire from office. If there are fewer than three directors who are subject to retirement by rotation, one director shall retire. The directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire by rotation at either of them and who have not otherwise ceased to be directors and been re-elected by general meeting of Taylor Woodrow at or since either such annual general meeting.

Subject to the Companies Act and the articles, the directors to retire by rotation shall be, so far as necessary to obtain the number required, first, any director who wishes to retire and not offer himself for re-election and, secondly, those directors who have been longest in office or, in the case of those who were last elected on the same day, shall be (unless they otherwise agree) determined by lot. Any director who has held office with Taylor Woodrow, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting shall also retire.

At the meeting at which a director retires Taylor Woodrow can re-elect the director or elect some other eligible person in his place by ordinary resolution. If Taylor Woodrow does not fill the vacancy at the general meeting the director shall, if willing to act, be deemed to be re-elected unless it is expressly resolved not to fill the vacancy or a resolution for the re-election of the director is put to the meeting and lost or the director has attained any retiring age applicable to him as director pursuant to the Companies Act.

(E) Removal of directors

Taylor Woodrow may by ordinary resolution remove any director before the expiration of his period of office.

(F) Vacation of office

Without prejudice to the provisions for retirement in the articles, the office of a director shall be vacated if:

(i) he is requested to resign by notice in writing addressed to him at his address as shown in the register of directors and signed by all the other directors;

(ii) he resigns by notice in writing delivered to the Secretary (as defined in the articles) at the registered office of Taylor Woodrow or tendered at a meeting of the Board;

(iii) he becomes of unsound mind or a patient for the purposes of any statute relating to mental health and the Board resolves that his office be vacated;

(iv) he is absent, without the permission of the Board, from meetings of the Board for six consecutive months;

(v) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally;

(vi) he is prohibited by law from being a director; or

(vii) he is removed from office pursuant to the articles or the Companies Act or ceases to be a director by virtue of the Companies Act.

(G) Proceedings of the Board

Subject to the provisions of the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. A meeting of the board at which a quorum is present shall be competent to exercise all the authorities, powers and discretions exercisable by the Board.

The board may appoint one or more directors to be the chairman or joint chairman and one or more directors to be deputy chairmen and determine the period for which each is to hold office. If no chairman or deputy chairman has been appointed or if at any meeting of the directors no chairman or deputy chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting. In the event of two or more joint chairmen or, in the absence of a chairman, two or more deputy chairmen being present, the

directors present shall determine the joint chairman or deputy chairman to act as chairman of the meeting.

Questions arising at any meeting of the board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

The board may delegate any of its powers, authorities or discretions for such time on such terms and subject to such conditions as it thinks fit to committees, consisting of such person or persons as it thinks fit, provided that the majority of the members of any such committee are directors and that no resolution of the committee is effective unless a majority of those present are directors. The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Any reference in the articles to the exercise by the board of a power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by a committee insofar as the same is delegated to a committee.

Any director may participate in a meeting of the board or a committee of the board by means of a conference telephone or any other form of communications equipment which allows all persons participating in the meeting to speak to and hear each other or by a series of telephone calls from the chairman or by exchange of facsimile transmissions addressed to the chairman. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

A resolution in writing executed by all directors for the time being entitled to receive notice of a meeting of the board and not being less than a quorum or by all the members of a committee of the board shall be valid and effectual as a resolution passed at a meeting.

(H) Remuneration of directors

Each of the directors shall be paid a fee at such a rate as may from time to time be determined by the board, but the aggregate of all such fees so paid to the directors shall not exceed £300,000 per annum or such other amount as may from time to time be decided by ordinary resolution of Taylor Woodrow. The salary or remuneration of any director who is appointed to any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the board and may be in addition to or in lieu of his remuneration as a director. In addition, if by arrangement with the board any director performs or renders any special duties or services outside his ordinary duties as a director and not in his capacity as a holder of an employment or executive office, he may be paid such extra remuneration as the board may determine. Each director may be paid his reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as a director, including any expenses incurred in attending meetings of the board, or committees of the board or of Taylor Woodrow. Taylor Woodrow may also fund a director's expenditure on defending proceedings or in connection with any application under the Companies Act and may do anything to enable a director to avoid incurring such expenditure in each case as provided in the Companies Act.

(I) Pensions and gratuities for directors

The board may exercise all the powers of Taylor Woodrow to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of Taylor Woodrow or to benefit any person who is or has been a director and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him provided that no benefits (except such as may be provided for by other articles) may be granted to or in respect of a director or former director who has not held an executive office or place of profit under Taylor Woodrow or any company which is a holding company

or a subsidiary undertaking of or allied to or associated with Taylor Woodrow or any such holding company or subsidiary undertaking or any predecessor in business of Taylor Woodrow or of any such holding company or subsidiary undertaking.

(J) Permitted interests of directors

Subject to the provisions of the Companies Act, and provided that he has disclosed to the board the nature of his interest, a director, notwithstanding his office:

(i) may be a party to, or otherwise interested in, any contract, transaction, proposal or arrangement with Taylor Woodrow or in which Taylor Woodrow is otherwise interested;

(ii) may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any company promoted by Taylor Woodrow or in which Taylor Woodrow is otherwise interested or as regards which Taylor Woodrow has any powers of appointment;

(iii) may hold any other office or place of profit under Taylor Woodrow (except that of auditor) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for Taylor Woodrow, and in each case on such terms as to remuneration and otherwise as the board may arrange, either in addition to or in lieu of any remuneration provided for by other articles; and

(iv) shall not be accountable to Taylor Woodrow for any benefit realised by any such office, employment, contract, transaction, proposal or arrangement and no such contract, transaction, proposal or arrangement shall be avoided on the grounds of any such interest or benefit.

(K) Restrictions on voting

No director may vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract or arrangement or any other proposal in which he has, to his knowledge, any material interest otherwise than by virtue of interests in shares or debentures or other securities of Taylor Woodrow, or in relation to any resolution of the board concerning his own appointment or the terms of his appointment save to the extent permitted specifically in the articles. This prohibition does not apply to any of the following matters:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him at the request of or for the benefit of Taylor Woodrow or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security in respect of a debt or obligation of Taylor Woodrow or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms;

(iv) the funding by Taylor Woodrow of his expenditure on defending proceedings or the doing by Taylor Woodrow of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v) any proposal concerning an offer of shares, debentures or other securities of or by Taylor Woodrow or any of its subsidiary undertakings in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(vi) any proposal concerning any other company in which the director does not to his knowledge have an interest (as the term is used in Part 22 of the Companies Act 2006) in one per cent. or more of the issued equity share capital of any class of shares or of the voting rights available to members of such company;

(vii) any proposal relating to an arrangement for the benefit of employees of Taylor Woodrow or any of its subsidiary undertakings which does not accord to any director as such any privilege or benefit not generally awarded to the relevant employees; and

(viii)any proposal concerning insurance which Taylor Woodrow proposes to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

(L) Borrowing powers

Subject to Taylor Woodrow's memorandum of association, the articles, the Companies Act and any directions given by Taylor Woodrow by special resolution, the business of Taylor Woodrow will be managed by the board who may exercise all the powers of Taylor Woodrow, whether relating to the management of the business of Taylor Woodrow or not. In particular, the board may exercise all the powers of Taylor Woodrow to borrow money and to mortgage or charge any of its undertakings, property, assets (present and future) and uncalled capital and, subject to the provisions of the Companies Act, to issue debenture and other loan stock and debentures and other securities and to give security for any debt, liability or obligation of Taylor Woodrow or of any third party. The board must restrict the borrowings of Taylor Woodrow and exercise all voting and other rights or powers of control exercisable by Taylor Woodrow in respect of its subsidiary undertakings so as to procure that the aggregate principal amount at any one time outstanding in respect of moneys borrowed (as defined in the articles) by the Taylor Woodrow Group (exclusive of moneys borrowed within the Taylor Woodrow Group) shall not at any time, without the previous sanction of an ordinary resolution of Taylor Woodrow, exceed an amount equal to three times the Adjusted Capital and Reserves (as defined in the articles).

(M) Indemnity of directors

Subject to the provisions of the Companies Act, Taylor Woodrow may indemnify any director or director of any associated company against any liability and may purchase and maintain for any director or director of any associated company insurance against any liability.

Untraced shareholders

Taylor Woodrow may sell at the best price reasonably obtainable any certificated shares in Taylor Woodrow on behalf of a holder of, or a person entitled by transmission to, the shares if and provided that:

(i) the shares have been in issue during the period of 12 years prior to the date of the publication of the advertisements referred to in (iii) below and no cheque, order or warrant in respect of such share sent by Taylor Woodrow through the post in a pre-paid envelope addressed to such member or person at his address on the register or other last known address has been cashed and Taylor Woodrow has received no communications in respect of such share from such member or person and at least three cash dividends in respect of the shares have been paid and no such dividend in respect of those shares has been claimed;

(ii) Taylor Woodrow has not at any time during the three months following the publication of the advertisements referred to in (iii) below received any communication from such member or person;

(iii) Taylor Woodrow has, on or after the expiry of said period of 12 years, published two advertisements, on the same day or within 30 days of each other, in two newspapers of which one shall be a national newspaper published in the UK and the other shall be a newspaper

circulating in the area of the address on the register or other last known address of such member or person, giving notice of its intention to sell such shares; and

(iv) notice has been given to the London Stock Exchange of Taylor Woodrow's intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange.

If further shares have been issued during the period of 12 years mentioned in (i) above, or during any period ending on the date when all the requirements of paragraphs (i) to (iv) above have been satisfied, in respect of those held at the beginning of, or previously so issued during, any such period Taylor Woodrow may also sell those further shares provided that the requirements in (i) to (iv) above have been satisfied.

Upon receipt of the net proceeds of such sale, Taylor Woodrow shall become indebted to the member or other person entitled to such share for such net proceeds and shall account to such member or person by carrying all moneys so received to a separate account. Moneys so carried may either be employed in the business of Taylor Woodrow or invested as the board may from time to time think fit. No interest is payable to any such member or other person in respect of such moneys and Taylor Woodrow is not required to account for any money earned on them.

4. Major shareholders

In so far as it is known to Taylor Woodrow as at 2 May 2007 (the latest practicable date prior to the publication of this document), the following persons are interested directly or indirectly in three per cent. or more of the issued ordinary share capital of the Company:

Shareholder	Number of Taylor Woodrow Shares (millions)	Percentage of issued voting share capital
Beneficial interests		
AXA SA	14.54	2.50
Barclays PLC	21.78	3.78
Legal & General Group plc	20.26	3.48
Britannic Asset Management Limited	16.95	3.06
Legal & General Assurance (Pensions Management) Limited	17.51	3.01
Non-beneficial interest		
AXA SA	80.87	13.90

Save as disclosed above, the Taylor Woodrow Directors are not aware of any person who is interested directly or indirectly in three per cent. or more of the issued share capital of the Company.

As at 2 May 2007, being the latest practicable date prior to the publication of this document, the Company is not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over the Company nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

None of the Company's major shareholders has or will have different voting rights attached to the shares they hold in the Company.

As at 2 May 2007, being the latest practicable date prior to the publication of this document, and in so far as is known to the Company, the following persons will, directly or indirectly, be interested in three per cent. or more of the issued share capital of Taylor Wimpey when the Merger becomes Effective and based on the assumption that, save as follows, the holdings of such persons in Taylor Woodrow and George Wimpey as at 2 May 2007 do not change, 564,974,438 Taylor Wimpey Shares are issued in connection with the Merger

and that no other issues of Taylor Woodrow Shares occur between the date of this document and the Effective Date:

Shareholder	Number of Taylor Wimpey Shares (millions)	Percentage of enlarged issued voting share capital
Beneficial interests		
AXA SA	103.21	9.00
Barclays PLC	70.43	6.14
Legal & General Investment Management[1]	59.53	5.19
BlackRock	42.44	3.70
Prudential Corporation PLC	39.86	3.48
Aviva Plc	38.96	3.40
JPMorgan Asset Management	38.50	3.36
Britannic Asset Management Limited	34.67	3.02
Non-beneficial interests		
AXA SA	80.87	7.05

(1) Legal & General Group plc and Legal & General Assurance (Pensions Management) Limited are aggregated to form Legal & General Investment Management.

5. Taylor Woodrow employee share reward plans

Taylor Woodrow currently operates the following employee share reward plans – the Taylor Woodrow 2004 Performance Share Plan (the "PSP"); the Taylor Woodrow 2004 Savings-Related Share Option Plan (the "Sharesave Plan"); the Taylor Woodrow 2004 Share Incentive Plan (the "SIP"); the Taylor Woodrow 2004 Deferred Bonus Plan (the "Deferred Bonus Plan"); the Taylor Woodrow Canadian Employee Stock Purchase Plan (the "Canadian Sharesave Plan"); the Taylor Woodrow Executive Bonus Plan (the "Executive Bonus Plan"); the Taylor Woodrow Executive Share Option Plan (the "ESOP"), the Taylor Woodrow United States Stock Purchase Plan (the "US Sharesave Plan"), the Taylor Woodrow Group Savings-Related Share Option Scheme (the "TWG SOS"), the Taylor Woodrow Group 2003 Savings-Related Share Option Scheme (the "2003 SOS") and the Wilson Connolly Holdings Savings-Related Share Option Scheme (the "Wilson SOS") (together the "Taylor Woodrow Plans").

5.1 Features common to all of the Taylor Woodrow Plans[2]

Administration

The PSP is administered by the Taylor Woodrow Board or a duly authorised committee of it and the Deferred Bonus Plan is administered by the trustee of the employee benefit trust. Each of the other plans is administered by the remuneration committee of the Taylor Woodrow Board (for the purposes of this paragraph 5, the "Committee").

Timing of grant

Options or awards may normally only be granted in the 42 day period following the adoption of the particular plan by the Company or, where relevant, approval by HMRC or the fifth day after the announcement by Taylor Woodrow of its results for any period or at other times in circumstances considered by the Committee to be exceptional. The SIP is an exception and awards may be granted at any time after approval by HMRC but no later than ten years after Taylor Woodrow adopted the SIP.

Source of shares

Awards may be satisfied by the issue of new Taylor Woodrow Shares, the purchase of Taylor Woodrow Shares in the market either directly or through an employee trust, or through the use of Taylor Woodrow Shares held in treasury.

(1) Figures are calculated assuming that 559,123,026 Taylor Wimpey Shares are issued in connection with the Merger and that no further issues of Taylor Woodrow Shares occur between publication of this document and the Effective Date.

(2) Unless otherwise indicated.

Rights attaching to shares

Any Taylor Woodrow Shares allotted under the schemes will rank *pari passu* with other Taylor Woodrow Shares then in issue. Applications are made to the UKLA for any new Taylor Woodrow Shares issued to be admitted to the Official List and to the London Stock Exchange for admission to trading.

Variation of capital etc.

In the event of any increase or variation of share capital, or payment of a capital dividend or for some of the unapproved schemes on a demerger, or in such other circumstances as the Committee considers appropriate, the Committee may make such adjustments to awards and options, and the performance conditions applicable to them, as it considers to be appropriate.

Benefits non-pensionable

Benefits under the Taylor Woodrow Plans do not form part of a participant's remuneration for pension purposes.

Alterations

The Committee may amend the Taylor Woodrow Plans to take account of changes to applicable legislation and as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Taylor Woodrow Group.

Except as described above or for minor amendments designed to ease the administration of the Taylor Woodrow Plans, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or scheme limits, the terms of options and awards or the adjustment of options and awards without the prior approval of the Company in general meeting.

5.2 The PSP

Eligibility

Employees (including executive directors) of the Taylor Woodrow Group who are invited to participate in the PSP by the Company or the trustee of an employee benefit trust are eligible to participate in the PSP at the discretion of the Committee.

Grant of awards

Awards, which may be granted by the Company or the trustees of an employee trust, may take one of three forms:

- a conditional award, which is a deferred right to receive Taylor Woodrow Shares;
- an option to acquire Taylor Woodrow Shares; or
- an option to acquire Taylor Woodrow Shares for no cost (a "Nil-Cost Option").

No payment is required for the grant of an award. Awards are not transferable.

No awards can be granted after the tenth anniversary of the date on which the PSP was adopted.

Individual limit on participation

The rules limit annual award to 75 per cent. of an employee's salary (the "Basic Award") unless the Committee authorises higher awards up to 125 per cent. or 200 per cent. in exceptional circumstances (the "Enhanced Award"). For these purposes Taylor Woodrow Shares are valued by reference to the closing middle market quotation, as derived from the London Stock Exchange Daily Official List, for the Taylor Woodrow Share price for the immediately preceding dealing day.

Performance targets

Each award is subject to one or more performance targets measured over a period (the "Performance Period") of three years. The Committee currently imposes performance conditions with the Basic Award being dependent upon growth in earnings per share ("EPS") and the Enhanced Award being dependent on EPS and total shareholder return ("TSR").

For the EPS element of the target, 100 per cent. of the award vests if EPS growth exceeds the growth in the Retail Prices Index ("RPI") plus six per cent. per annum compound and 50 per cent. vests if EPS growth exceeds RPI plus three per cent. per annum compound; for performance in between these two targets awards vest on a straight line basis. If percentage growth is below three per cent. per annum compound the award will lapse.

For the TSR element, the Company's TSR is measured against that of a comparator group of companies. The comparator group is made up of listed house building companies. If EPS growth is equal to RPI growth plus three per cent. per annum compound in the Performance Period and TSR is above the median TSR of the comparator group in the Performance Period the Enhanced Award becomes exercisable in differing proportions: above the median TSR, 40 per cent. of the Enhanced Award will become exercisable. At or above the upper quartile TSR, 100 per cent. of the Enhanced Award will become exercisable. Between these two points the Enhanced Award will become exercisable on a straight line basis.

The Committee may alter performance targets if an event or events happen which, in the opinion of the Committee, make it fair and reasonable to do so provided that such altered performance targets, in the opinion of the Committee, are no more and no less challenging than those described above.

Plan limits

The number of new Taylor Woodrow Shares over which awards may be granted on any date, when added to the number of new Taylor Woodrow Shares issued or remaining issuable in respect of awards granted under the PSP and any other employee share scheme of Taylor Woodrow or treasury shares in the previous ten years, may not exceed ten per cent. of the Company's equity share capital or, when added to awards under schemes where participation is offered to certain employees of the Taylor Woodrow Group on a discretionary basis, five per cent. of the Company's equity share capital.

Vesting of awards

A participant's award will vest, if at all, in accordance with the terms of the performance targets. The release date is the later of the third anniversary of the grant of the award and the date on which the Committee certifies whether or not the performance target for the awards has been met.

Leaving employment

If a participant leaves employment due to his retirement, redundancy, death, injury, disability or ill-health prior to the end of the Performance Period, the award may vest subject to the performance condition being met. The number of Taylor Woodrow Shares that vest (if any) in accordance with the performance targets is reduced *pro rata* to the proportion of the Performance Period for which the participant was in service from the date of grant. Exceptionally, the Committee may decide that all or part of a participant's award may vest early. If a participant leaves employment for any other reason, his award lapses.

Change of control

Any subsisting award may vest or be exercised by the participant if any person obtains control of Taylor Woodrow as a result of making a general offer to acquire its shares. If implemented by general offer, the awards are exercisable for a period of 30 days from the date specified by the Committee in the notice of change of control and ending on the day falling 30 days or such other period as the Committee may permit after the date on which control is obtained. Alternatively, if the change of control is implemented by the Court sanctioning a compromise or arrangement likely to result in a reconstruction of the Company or its amalgamation with any other body corporate, subsisting awards shall vest

immediately on the day specified in the notice (not being a date before the sanction from the Court is obtained) or be exercised during the period starting with the date of such notice and ending on the day on which the Court sanctions the proposal. The exercise of any such award shall be conditional on the Court's sanction of the proposal and it becoming effective.

Any participant may with the agreement of the Company agree to release any subsisting award in consideration of the grant of a new award. However, the Committee has an overriding discretion to resolve that an award will not vest or become exercisable where an offer is made with the agreement of the acquiring company for the grant of new equivalent awards in consideration for the release of all subsisting awards.

5.3 Sharesave Plan

Eligibility

Employees (including executive directors) of the Taylor Woodrow Group whose continuous employment with any company in the Taylor Woodrow Group satisfies the period set by the Committee (such period not exceeding five years) are eligible to participate in the Sharesave Plan, at the discretion of the Committee.

Grant of options

Options, which may be granted by the Company or the trustee of an employee trust, entitle the holder to acquire (either by purchase or by subscription) Taylor Woodrow Shares.

Options are personal to the participant and may not be transferred.

No options may be granted after 20 April 2014.

Plan limits

The number of new Taylor Woodrow Shares over which options may be granted on any date, when added to the number of new Taylor Woodrow Shares issued or remaining issuable in respect of awards granted under the Sharesave Plan and any other employee share scheme of Taylor Woodrow or treasury shares in the previous ten years, may not exceed ten per cent. of the Company's equity share capital.

Exercise price

The exercise price is determined by the Company or trustee of the employee trust and in the case of an option to purchase shares not less than 80 per cent. of the amount equal to the middle market quotation of a Taylor Woodrow Share, as derived from the London Stock Exchange Daily Official List, for the dealing day immediately preceding the date of the invitation. In the case of an option to subscribe for shares, not less than this value and the nominal value.

Exercise of options

Options may only be exercised over the number of Taylor Woodrow Shares which may be acquired with the sum obtained under the related three or five year savings contract.

Leaving employment

Subsisting options are exercisable in whole or in part if a participant leaves employment due to death, retirement, redundancy, injury or disability, or on the sale of his employing subsidiary or business from the Taylor Woodrow Group.

Change of control

In the event of a change of control, whether the change of control is effected by making a general offer or by the Court's sanction of a compromise or arrangement, options granted under the Sharesave Plan which are not already exercisable will become exercisable during the six months following the date of this event to the extent of the savings made under the related savings contract at the time of exercise

together with any accrued interest or bonus due. Any options which are outstanding after the expiry of the six month period after this event will lapse.

5.4 The SIP

Eligibility

Participation is limited to employees of the Taylor Woodrow Group who are employed by a member of the Taylor Woodrow Group at all times during any qualifying period as specified by the Committee and are receiving taxable earnings in the UK or otherwise nominated by the Committee.

Grant of awards

Awards made by the Committee may take one of four forms:

- an ordinary award of Taylor Woodrow Shares which may vary according to the participant's remuneration and/or length of service and/or hours worked. A performance award may also be appropriated by reference to individual performance targets (together "Free Shares");
- an award of Taylor Woodrow Shares purchased by the participant under a partnership share agreement ("Partnership Shares");
- an award of Taylor Woodrow Shares purchased by the participant under a partnership and matching share agreement ("Partnership and Matching Shares"); or
- an award of Taylor Woodrow Shares which represent any cash dividend in respect of awards under this Plan ("Dividend Shares").

Awards are personal to the participant and may not be transferred.

No awards may be granted after 20 April 2014.

Individual limit

The maximum value of an individual's award of Free Shares may not exceed £3,000 where the value of the Free Shares is measured by reference to the closing middle market quotation of Taylor Woodrow Shares as derived from the London Stock Exchange Daily Official List, for the dealing day immediately preceding the day on which the participant appropriates the shares.

The number of Partnership Shares that are available is determined by the Committee in its absolute discretion. The ratio of Matching Shares to Partnership Shares must not be greater than two Matching Shares for every one Partnership Share.

The maximum value of Dividend Shares which a participant may receive is £1,500.

Plan limits

The number of new Taylor Woodrow Shares over which awards may be granted on any date, when added to the number of new Taylor Woodrow Shares issued or remaining issuable in respect of awards granted under the SIP and any other employee share scheme of Taylor Woodrow in the previous ten years, may not exceed ten per cent. of the Company's equity share capital.

Vesting of awards

Awards will vest not earlier than three years and not later than five years after the shares are appropriated by the participant or as specified in the relevant agreement and normally only for so long as the participant remains employed in the Taylor Woodrow Group. Exercise is, however, permitted:

- if the participant's employment ends as a result of injury, disability, redundancy, retirement or death or, at the discretion of the Committee, in other circumstances; or

- if the company by which the participant is employed, or the business in which he works is sold outside the Taylor Woodrow Group.

In these circumstances, the award will not be forfeited.

If the participant withdraws Partnership Shares the related Matching Shares are forfeited.

Change of control

In the event of a change of control, participants may direct the trustee of the employee trust to agree to the transaction if it affects their share awards under the SIP.

5.5 The US Sharesave Plan

Eligibility

Employees of the Taylor Woodrow Group who are nominated by the board of directors are eligible to participate in the US Sharesave Plan.

Grant of options

Options entitle the holder to acquire Taylor Woodrow Shares. Options may be granted by the board of directors.

Options are personal to the participant and may not be transferred. The consideration for the grant to an individual shall be by way of deposits which do not exceed US$25,000 in any period of 12 months.

No options may be granted after 20 April 2014.

Exercise price

The exercise price may not be less than 85 per cent. of the middle market quotation of a Taylor Woodrow Share, as derived from the London Stock Exchange Daily Official List, for the dealing day immediately preceding the date of grant or the date of purchase.

Individual limit

The maximum number of Taylor Woodrow Shares over which an employee may hold subsisting options under the US Sharesave Plan and all other sharesave plans of the Company must be limited so that the market value of these Taylor Woodrow Shares (determined at the time of grant) does not exceed US$25,000 in any 12 month period.

An employee may not own Taylor Woodrow Shares which give him five per cent. or more of the total combined voting power of the Company.

The maximum limit for the first invitation to apply for options is £250 per month converted into US dollars at the exchange rate determined by the board of directors in advance. An eligible employee may authorise payroll deductions up to a maximum of ten per cent. of his gross basic pay for each period or such other limit as specified by the board of directors.

Plan limit

The limit of new Taylor Woodrow Shares over which options may be granted on any date is the lesser of 58,555,012 and, when these shares are added to the number of new Taylor Woodrow Shares issued or remaining issuable in respect of options granted under the US Sharesave Plan and any other employee share scheme of Taylor Woodrow in the previous ten years, ten per cent. of the Company's equity share capital.

The aggregate exercise price of all outstanding options under the US Sharesave Plan during the preceding 12 months must not exceed the lesser of US$5 million and 15 per cent. of the total assets of the Company measured at the end of the last financial year.

Exercise of options

Options will be exercisable during such period as the board of directors may determine which does not exceed five years after the date of grant where the exercise price is set at a discount or 27 months after the date of grant where the exercise price is not discounted.

Termination of employment

The following special rules will apply on termination of employment:

- if the participant's employment ends by reason of his death his option may be exercised in the 12 months following the date of his death; and

- if the participant's employment ends by reason of injury, disability, redundancy or retirement he may exercise his option in the three months following termination of employment.

Change of control

The exercise of options is permitted in the event of a change of control of the Company within 30 days of the court sanction or the change of control as a result of a general offer.

In the event of a change of control of the Company, participants may surrender their options in return for substitute options over shares in the acquiring company.

5.6 Deferred Bonus Plan

The terms of the Deferred Bonus Plan are substantially the same as the terms of the PSP. The principal differences are as set out below. There is a separate North American schedule which is broadly similar subject to modifications to take account of North American law and practice.

Eligibility

The requirements are substantially the same as for the PSP, but the participant must also participate in a discretionary bonus plan under which the Company has absolute discretion to pay the bonus either in cash or in shares or by a mixture of these methods.

Grant of award

Awards may be granted by the trustees of an employee trust. These awards may take the form of:

- an option or contingent right to receive shares in respect of such proportion of the bonus as the Committee determines at its discretion which must be forgone in exchange for shares (a "Share Award");

- a right or contingent right to acquire shares acquired by the trustees of an employee trust which are then allocated to a participant (a "Matching Award"); or

- an award over shares representing an amount, in excess of the proportion of the bonus forgone in respect of the Share Award, deferred into shares at the instruction of the participant (a "Deferred Award").

Individual limit on participation

There is no individual limit on participation although the number of shares comprised in the Share Award and Deferred Award is limited by the amount of any bonus and the matching ratio cannot exceed 1:1.

Performance targets

The performance conditions relate to Matching Awards, and are dependent on EPS growth. 100 per cent. of the Matching Award shall vest if the EPS growth is equal to or greater than RPI plus

three per cent. If the EPS growth is lower than this target then no shares which are subject to the Matching Award shall vest. There is no TSR element in relation to the Deferred Bonus Plan.

The Committee's power to amend these targets is substantially the same under the Deferred Bonus Plan as it is under the PSP.

Vesting of awards

In addition to the circumstances for exercise or vesting provided for in the rules of the PSP Share Awards vest on the business day following the third anniversary of the date on which the number of shares under the Share Award is calculated for allocation and Matching Awards vest on the day the Committee specifies when it will determine that the performance target has been satisfied. It is a condition of vesting that the participant elects in accordance with section 431 of the Income Tax (Earnings and Pensions) Act 2003 that some or all of any restrictions attaching to shares will be ignored when calculating the market value, unless the Committee determines otherwise.

Matching Awards may only vest or be exercised to the extent the performance condition has been satisfied.

Leaving employment

Unless the Committee determines otherwise, Share Awards and Deferred Awards become exercisable in the event an individual ceases to be an employee of any Taylor Woodrow Group company for any reason. In relation to Matching Awards, the provisions are substantially the same as the provisions of the PSP.

Change of control

Provisions relating to change of control are substantially the same as those for the PSP. However, subsisting awards under the Deferred Bonus Plan, in relation to a Court-sanctioned arrangement or compromise, vest and are released on the day of the Court sanction. The exercise period for such subsisting awards will lapse 30 days after the Court sanctions the compromise or arrangement. There are no provisions in relation to the grant of new awards in consideration of the release of subsisting awards.

5.7 Canadian Sharesave Plan

The terms of the Canadian Sharesave Plan are substantially the same as the terms of the SIP. They have been modified to take account of Canadian law.

The main differences between these two plans are as follows:

Eligibility

These provisions are similar to the equivalent provisions of the SIP, except that there is no requirement for earnings to be taxable in the UK.

Grant of awards

Awards may take the form of Partnership Shares or Partnership and Matching Shares. There is no provision for the award of Free Shares, and the trustee of the plan by arrangement with the Company waives any cash dividend in respect of unvested Matching Shares.

Plan limits

The aggregate of all Partnership Shares, Matching Shares and Dividend Shares must not exceed ten per cent. of the shares in issue on the last dealing day before the date upon which any Matching Shares are to be appropriated to a participant.

Vesting of awards

Awards will vest not earlier than three years after the shares are appropriated by the participant, although there is no five year limit as with the SIP. The other provisions do not differ substantially from those of the SIP.

5.8 The ESOP

Grant of options

No further options are being granted under the ESOP.

Exercise price

If the shares are of the same class as those listed on the Official List, the exercise price may not be less than the middle market quotation of a Taylor Woodrow Share, as derived from the London Stock Exchange Daily Official List, for the dealing day immediately preceding the day the option is granted.

Performance targets

Options granted under the ESOP may not be exercised unless a performance condition is satisfied. This performance condition, unless otherwise specified by the board of directors will be based on EPS as follows:

Looking at two associated financial years of Taylor Woodrow of which the later one is the third financial year after the earlier one, the EPS of the company for the later one must have exceeded its EPS for the earlier one by an amount which, when expressed as a fraction of the last mentioned EPS, is not less than ((R2-R1)/R1) + 0.09. In this formula, R1 is the retail prices index for the last month in the earlier year and R2 is the retail prices index for the last month in the later year.

Exercise of options

Options granted under the ESOP may not be exercised until three years after the date they are granted.

Options granted under the ESOP will expire ten years after the date they are granted.

Termination of employment

If a participant ceases to be employed by reason of injury, disability, retirement, redundancy or his employing company ceasing to be a subsidiary, he may exercise his award within 12 months or 42 months after the date of grant, whichever is the later. If termination of employment occurs otherwise, options may only be exercised to the extent permitted by the board of directors.

The personal representative of a deceased participant may exercise his options within 12 months from the date of death, provided the deceased participant would have been able to exercise his option by virtue of the other terms stated above in relation to termination of employment.

Change of control

Participants may exercise their options up to one month (or such longer period as the board of directors may permit) after being notified by the board of directors that there has been a change of control pursuant to a general offer. If the change of control is effected by a compulsory acquisition pursuant to sections 428 to 430F of the Companies Act, or by a Court-sanctioned scheme under section 425 of the Companies Act, or by voluntary or compulsory winding-up, options may be exercised up to one month after notification of the relevant event by the board of directors. After such time period, awards will lapse.

The Inland Revenue approved part of the ESOP also allows for a participant, by agreement with an acquiring company, to exchange his option under the ESOP for a new option relating to shares in the acquiring group.

5.9 Executive Bonus Plan

Eligibility

Employees of the Taylor Woodrow Group (including executive directors) are eligible to participate in the Executive Bonus Plan.

Grant of awards

An award may be made at any time to an eligible employee, upon the terms set out in the Executive Bonus Plan and upon such other terms as the board of directors may specify. The board may also elect that an award will only be made to a participant who first agrees to invest in shares in Taylor Woodrow and that such award is to be a "Matching Award". If a participant agrees to acquire shares in Taylor Woodrow in substitution for a cash bonus, this will be a "Qualifying Award".

Awards under the Executive Bonus Plan may not be made at any time when directors of the Company would be precluded in dealing in its shares. Awards are not transferable.

Plan limit

An award may not be exercised after seven years from the date the award is made. For awards made after 10 March 1999, the expiration limit is ten years from the date the award is made.

Exercise of award

Qualifying Awards can be exercised immediately. Other awards may not be exercised until one year after the award is made, or two years after the award is made if the participant is a director. Matching Awards may not be exercised until three years after the investment in Taylor Woodrow Shares is made.

Termination of employment

The personal representative of a deceased participant may exercise his awards within 12 months from the date of death. If a participant ceases to be employed by reason of injury, disability, retirement, redundancy or his employing company ceasing to be a subsidiary, he may exercise his award within twelve months.

If termination of employment occurs otherwise than above and the award is not a Qualifying Award or a Matching Award, the award may not be exercised unless the board of directors so permits. The same restriction applies if the award is a Matching Award and termination of employment occurs otherwise than above, and within three years of the investment in Taylor Woodrow Shares. For Matching Awards, if termination of employment occurs otherwise than above but more than three years after the investment in Taylor Woodrow Shares, the award may be exercised within 12 months.

Change of control

Participants may exercise their awards up to one month (or such longer period as the board of directors may permit) after being notified by the board of directors that there has been a change of control pursuant to a general offer. If the change of control is effected by a compulsory acquisition pursuant to sections 428 to 430F of the Companies Act, or by a Court-sanctioned scheme under section 425 of the Companies Act, or by voluntary or compulsory winding-up, awards may be exercised up to one month after notification by the board of directors. After such time period, awards will lapse.

5.10 The TWG SOS

Grant of options

No further options can be granted under the TWG SOS.

Exercise price

The exercise price may not be less than 80 per cent. of the middle market quotation of a Taylor Woodrow Share, as derived from the London Stock Exchange Daily Official List, for the business day immediately preceding the date of the invitation to apply for options.

Exercise of options

An option may be exercised at any time during the period of six calendar months after the earliest date on which the maximum sum of savings credited to an option-holder in accordance with a tax certified savings contract is payable.

Termination of employment

If an optionholder ceases to be employed by reason of injury, disability, retirement, redundancy or his employing company ceasing to be a subsidiary, he may exercise his options within six months. The personal representative of a deceased optionholder may exercise his options within 12 months from the date of death.

Otherwise, the option immediately lapses.

Change of control

Optionholders may up to six months after a change of control give notice to the Company to exercise their options. If the change of control is effected by a compulsory acquisition pursuant to sections 428 to 430F of the Companies Act, the options may be exercised for at least one month after notification and will then lapse. If the change of control is effected by a Court-sanctioned scheme under section 425 of the Companies Act, an optionholder may exercise his option within six months of the Court sanction. For options granted after 1 August 1989, optionholders may also be able to exchange their rights under the TWG SOS for equivalent new rights relating to shares in an acquiring group.

5.11 The 2003 SOS

The terms of the 2003 SOS are substantially the same as the terms of the TWG SOS. The principal differences are as follows:

Grant of options

No further options can be granted under the 2003 SOS since 1 December 2003.

Individual limit

Under the 2003 SOS, the total amount which any eligible person may contribute in any month or four-week period shall not exceed £250.

Change of control

The terms in relation to change of control under the 2003 SOS are substantially the same as the terms under the TWG SOS, except that any optionholder under the 2003 SOS may agree to exchange his rights under the 2003 SOS for new rights in shares relating to the acquiring group.

5.12 The Wilson SOS

Grant of options

No further options are being granted under the Wilson SOS.

Exercise price

The exercise price may not be less than 80 per cent. of the middle market quotation of a Taylor Woodrow Share, as derived from the London Stock Exchange Daily Official List, for the business day immediately preceding the date of the granting of an option or such earlier time as Taylor Woodrow and the board of the Inland Revenue may agree in writing.

Exercise of options

An option shall be exercisable for six months following the date on which repayments become due under the relevant participant's tax certified contractual savings scheme.

Rights under an option are not transferable.

Termination of employment

If an optionholder ceases to be employed by reason of injury, disability, retirement, redundancy or his employing company ceasing to be a subsidiary, he may exercise his options within six months. The personal representative of a deceased optionholder may exercise his options within 12 months from the date of death.

If termination of employment occurs otherwise than above and within three years of the grant of the option, the option shall immediately lapse. If termination of employment occurs otherwise than above but more than three years after the grant of the option, the option shall not be exercisable unless termination is due to early retirement. In such a case, the option must be exercised within six months.

Change of control

Optionholders may up to three months after a change of control give notice to Taylor Woodrow to exercise their options. If the change of control is effected by a Court-sanctioned scheme under section 425 of the Companies Act, an optionholder may exercise his option within six months of the Court sanction. If the change of control is effected by a compulsory acquisition pursuant to sections 428 to 430F of the Companies Act, the options may be exercised for at least one month after notification and will then lapse. Any optionholder may within six months by agreement with the acquiring company exchange his rights under the Wilson SOS for equivalent new rights relating to shares in an acquiring group.

5.13 The Taylor Woodrow 2004 Employee Benefit Trust (the "Trust")

The Trust is a general discretionary trust whose beneficiaries include employees of the Taylor Woodrow Group and their dependants. It is resident in Jersey.

The principal purpose of the Trust is to encourage and facilitate the holding of Taylor Woodrow Shares by or for the benefit of employees of the Taylor Woodrow Group. This may be achieved by the Trust acquiring Taylor Woodrow Shares and distributing them in accordance with employee share schemes of the Taylor Woodrow Group.

The Trust may acquire Taylor Woodrow Shares by purchase or by way of subscription.

The funds for the acquisition of Taylor Woodrow Shares may be provided by a combination of loans and/or contributions by the Company and other members of the Taylor Woodrow Group. The Company and/or other members of the Taylor Woodrow Group may also guarantee funds.

The maximum number of Taylor Woodrow Shares that may be held in the Trust at any one time, excluding those held as nominee for any person, may not exceed five per cent. of the aggregate number of Taylor Woodrow Shares in issue.

6. Outstanding options and awards under Taylor Woodrow Share Schemes

Save as disclosed below, as at 2 May 2007 none of the share capital of any member of the Taylor Woodrow Group is under option or agreed conditionally or unconditionally to be put under option:

Share Scheme/Plan	Year	Exercise price (p)	Date from which exercisable	Expiry date	No. of Shares
Sharesave Plan	2001	139.6p	1.12.2006 (5 yr)	31.5.2007	41,337
Sharesave Plan	2002	148.8p	1.12.2007 (5 yr)	31.5.2008	570,717
Sharesave Plan	2003	197.2p	1.12.2006 (3 yr) or 1.12.2008 (5 yr)	31.5.2007 (3 year) or 31.5.2009 (5 year)	660,076
Sharesave Plan	2004	226.8p	1.12.2007 (3 yr) or 1.12.2009 (5 yr)	31.5.2008 (3 year) or 31.5.2010 (5 year)	1,210,850
Sharesave Plan	2005	261p	1.12.2008 (3 yr) or 1.12.2010 (5 yr)	31.5.2009 (3 year) or 31.5.2011 (5 year)	993,816
Sharesave Plan	2006	278.8p	1.12.2009 (3 yr) or 1.12.2011 (5 yr)	31.5.2010 (3 year) or 31.5.2012 (5 year)	1,398,056
Wilson SOS	2000	131.26p	1.11.2007 (7 yr)	30.4.2008	20,383
Wilson SOS	2002	127.23p	1.11.2007 (5 yr)	30.4.2008	75,606
ESOP	1997	189.5p	28.10.2000	27.10.2007	4,403
ESOP	1997	189.5p	28.10.2000	27.10.2007	11,428
ESOP	1999	181p	29.3.2002	28.3.2009	12,080
ESOP	1999	181p	29.3.2002	28.3.2009	7,500
ESOP	2000	153p	17.10.2003	16.10.2010	17,200
ESOP	2000	153p	17.10.2003	16.10.2010	70,000
ESOP	2001	170p	20.12.2004	19.12.2011	53,894
ESOP	2001	170p	20.12.2004	19.12.2011	53,112
ESOP	2002	180p	8.10.2005	7.10.2012	3,752
ESOP	2002	180p	8.10.2005	7.10.2012	115,203
ESOP	2003	180.5p	26.3.2006	25.3.2013	59,285
ESOP	2003	180.5p	26.3.2006	25.3.2013	114,112
ESOP	2003	246.5p	3.10.2006	2.10.2013	49,467
ESOP	2003	246.5p	3.10.2006	2.10.2013	376,706
ESOP	2003	252.75p	9.10.2006	8.10.2013	96,296
Performance Share Plan	2004	Nil	10.5.2007	9.5.2009	2,506,565
Performance Share Plan	2005	Nil	1.6.2008 and 7.9.2008	21.5.2010 and 6.9.2010	2,347,490
Performance Share Plan	2006	Nil	12.4.2009	11.4.2011	1,896,169
Performance Share Plan	2007	Nil	2.4.2010	1.4.2012	1,567,586
Executive Bonus Plan	1999	Nil	28.3.2001	27.3.2008	24,013
Executive Bonus Plan	2004	Nil	2.4.2007	1.4.2014	151,036
Deferred Bonus Plan	2005	Nil	8.4.2008	7.4.2012	330,526
Deferred Bonus Plan	2006	Nil	7.4.2009	6.4.2013	184,662
Deferred Bonus Plan	2007	Nil	2.4.2010 and 10.4.2007	1.4.2014 and 9.4.2014	160,974
US Sharesave Plan	2007				32,943
SIP (Partnership Shares)					767,876
SIP (Matching Shares)					763,818
Canadian Sharesave Plan (Partnership)					36,424
Canadian Sharesave Plan (Matching)					36,424
Total					16,821,785

7. Related party transactions

7.1 Taylor Woodrow Group

Save as disclosed in the financial information set out in the related party transactions note to the financial statements of Taylor Woodrow for the years ended 31 December 2004, 2005 and 2006 incorporated by reference into this document, the Taylor Woodrow Group entered into no material transactions with related parties during the financial years ended 31 December 2004, 2005 and 2006 and during the period between 1 January 2007 and 2 May 2007 (the last practicable date prior to the publication of this document).

7.2 George Wimpey Group

For each of the years ended 31 December 2006, 2005 and 2004 and during the period between 1 January 2007 and 2 May (the last practicable date prior to the publication of this document) George Wimpey has not entered into any material transactions with related parties save as disclosed in note 25 to the financial statements for the year ended 31 December 2006, note 25 to the financial statements for the year ended 31 December 2005, and note 34 to the financial statements for the year ended 31 December 2004 of George Wimpey set out in Part VII of this document.

8. Material contracts

8.1 Taylor Woodrow material contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the Taylor Woodrow Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the Taylor Woodrow Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Taylor Woodrow Group as at the date of this document:

Merger Agreement

In addition to the information contained in the summary of the Merger Agreement contained in paragraph 10.5 of Part I of this document, Taylor Woodrow and George Wimpey have each undertaken to co-operate and take all steps as are within its power and are necessary and reasonable to implement the Scheme as soon as reasonably practicable.

Furthermore, each of the parties has agreed that, prior to the earlier of the Effective Date and the termination of the Merger Agreement, it will not, and will procure that no member of its group will, subject to the fiduciary duties of the Taylor Woodrow Directors or the George Wimpey Directors (as appropriate) and without the prior consent of the other party (such consent not to be unreasonably withheld or delayed) *inter alia*:

- carry on business other than in the ordinary course and in all material respects consistently with past practice;
- engage in any act or omission which would require shareholder consent pursuant to Rule 21.1 of the City Code (or in the case of Taylor Woodrow, would require such shareholder consent if Taylor Woodrow were an offeree company for the purposes of the City Code) or the Listing Rules;
- recommend, declare, pay or make or propose to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise (other than the final dividend in respect of the Taylor Woodrow Shares and the George Wimpey Shares for the year ended 31 December 2006 details of which are set out in paragraph 2 of Part I);
- take any step in relation to its business which is reasonably likely to have the effect of preventing or materially delaying satisfaction of any of the Conditions in accordance with its terms or omit to take any step it would otherwise take in the ordinary course of business which step, if taken,

is reasonably likely to have the effect of satisfying any of the Conditions in accordance with its terms;

- amend the terms and conditions of employment or engagement of a director or agree to provide a gratuitous payment or benefit to a director (or any of their dependants) or amend the terms and conditions of any employee share scheme;
- alter the nature or scope of its business in any way which is material in the context of either party and its group taken as a whole or of the Merger; or
- enter into an agreement or assume any obligation to do any of the foregoing.

The above restrictions (i) do not apply where either party was under a contractual obligation existing at the date of the Merger Agreement provided that, if the relevant obligation is contained in a contract which is material, such contract has been disclosed to the other party prior to the date of the Merger Agreement; and (ii) shall not prevent any member of the Taylor Woodrow Group or the George Wimpey Group from doing anything (or refraining from doing anything) that is required by any applicable law or regulation or relevant legal or regulatory body.

The Merger Agreement will terminate on the Effective Date or, if earlier:

- by the written consent of the parties;
- by notice in writing from either party following breach by the other party of a term of the Merger Agreement where such breach has a material adverse effect on the Merger or its implementation;
- if an announcement is made by or on behalf of George Wimpey that the George Wimpey Board has determined to withdraw its recommendation of, or not to recommend, the Merger or the Scheme or that it has determined to recommend an Independent Competing Transaction;
- if the break fee (described in the summary of the Merger Agreement in paragraph 10.5 of Part I of this document) is paid or becomes payable under the Merger Agreement;
- if the Merger lapses or is withdrawn;
- if the Second Court Order is not granted or (save as the parties may otherwise agree in writing) the Effective Date has not occurred on or before the Long Stop Date; or
- if Taylor Woodrow and George Wimpey agree to implement the Merger by way of an Offer, upon such Offer, once announced under Rule 2.5 of the City Code, lapsing in accordance with its terms or being withdrawn or not made.

New Facilities Agreement

On 25 April 2007, Taylor Woodrow entered into a multicurrency revolving credit facility between Taylor Woodrow as borrower and Barclays Capital (the investment banking division of Barclays Bank PLC) HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc as mandated lead arrangers and Barclays Bank PLC, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc as underwriters (the "New Facility Agreement").

The New Facility Agreement provides £1,650,000,000 revolving credit for five years. The facilities under the New Facility Agreement are available to repay or prepay amounts owing under existing Taylor Woodrow and George Wimpey facilities and thereafter can be used:

(a) for working capital and general corporate purposes;

(b) to refinance or provide cash cover in relation to certain performance bonds; and

(c) to provide instruments (such as letters of credit and performance bonds) up to a principal value of £100,000,000.

Utilisations under the New Facility Agreement are made by way of loans which have one term (or interest period) only. Interest is payable at the percentage rate per annum equal to the aggregate of the applicable:

(a) margin, being 0.4 per cent.;

(b) IBOR (comprising LIBOR and EURIBOR); and

(c) mandatory costs (which cover certain regulatory costs).

During the certain funds period, the obligations of each lender under the New Facility Agreement to participate in any loan are only subject to satisfaction of the relevant documentary conditions precedent requirements, all specified major representations and warranties being correct, there being no specified major defaults outstanding or occurring as a result of certain funds credit and the outstanding obligations of each lender not being unlawful.

After the certain funds period, the obligations of each lender under the New Facility Agreement to participate in any loan are subject to the usual requirements of the loan market.

In respect of the New Facility Agreement, the Company must pay to the mandated lead arrangers and the facility agent (HSBC Bank plc) certain commitment, arrangement and agency fees which are usual for transactions of this type.

The New Facility Agreement contains customary representations and warranties, affirmative and negative covenants (including gearing and interest cover ratios), indemnities and events of default with appropriate carve-outs and materiality thresholds.

Bonds

2012 Bonds

Pursuant to a subscription agreement dated 1 February 2002, HSBC Bank plc and UBS AG agreed with Taylor Woodrow that they would subscribe or procure subscribers for the £250,000,000 6.625 per cent. Guaranteed Bonds due 2012 of Taylor Woodrow (the "2012 Bonds") at the issue price of 98.913 per cent. of the principal amount of the 2012 Bonds less a combined management, underwriting and selling commission of 0.45 per cent. of the principal amount of the 2012 Bonds. The terms and conditions applicable to the 2012 Bonds contain, *inter alia*, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature. The guarantors under the 2012 Bonds were released pursuant to a deed of release dated 16 January 2004.

2019 Bonds

Pursuant to a subscription agreement dated 19 May 2004, HSBC Bank plc and The Royal Bank of Scotland plc agreed with Taylor Woodrow that they would subscribe or procure subscribers for the £200,000,000 6.375 per cent. Bonds due 2019 of Taylor Woodrow (the "2019 Bonds") at the issue price of 98.966 per cent. of the principal amount of the 2019 Bonds less a combined management, underwriting and selling commission of 0.50 per cent. of the principal amount of the 2019 Bonds. The terms and conditions applicable to the 2019 Bonds contain, *inter alia*, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

Private placement notes

Pursuant to a note purchase agreement dated 28 June 2004, a number of US investors agreed with Taylor Woodrow that they would purchase US$75,000,000 5.53 per cent. Notes due 2011 and/or US$175,000,000 6.03 per cent. Notes due 2014, of Taylor Woodrow (the "Notes") at the issue price of 100 per cent. of the principal amount of the Notes. The terms and conditions applicable to the Notes contain, *inter alia*, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

Pursuant to a note purchase agreement dated 7 April 1998, a number of US investors agreed with Bryant Group plc ("Bryant") that they would purchase US$81,000,000 6.59 per cent. Guaranteed Senior Unsecured Notes (the "Senior Notes") at the issue price of 100 per cent. of the principal amount of the Senior Notes. Taylor Woodrow acquired Bryant in 2003 but the note purchase agreement remained in place. The terms and conditions applicable to the Senior Notes contain, *inter alia*, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

Sponsor's Agreement

On 4 May 2007 an agreement was entered into between Taylor Woodrow and UBS, whereby UBS agreed to act as sponsor and nominated representative for Taylor Woodrow in connection with the production of the Taylor Woodrow Shareholder Circular and this document for the purpose of the Merger and Admission. Pursuant to this agreement, Taylor Woodrow has agreed to provide UBS with certain indemnities, undertakings and warranties in connection with its role as Taylor Woodrow's sponsor and nominated representative. The indemnities provided by Taylor Woodrow indemnify UBS against claims made against it or losses suffered or incurred in connection with its role as sponsor and nominated representative subject to certain exceptions. Taylor Woodrow also warrants the accuracy of certain information relied upon in connection with the issue of documents to Taylor Woodrow Shareholders and/or George Wimpey Shareholders.

8.2 George Wimpey material contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the George Wimpey Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the George Wimpey Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the George Wimpey Group as at the date of this document:

Merger Agreement

Please see sub-paragraph 8.1 above for a description of the Merger Agreement between Taylor Woodrow and George Wimpey.

Private placement notes

24 October, 2009, 9.00 per cent. Notes

Pursuant to a note purchase agreement dated 15 September 1994 (as amended by an amendment agreement dated 1 February 1995; as further amended by a letter amendment dated 17 June 1996 (as supplemented by a clarification letter dated 10 July 1996); as further amended by a third amendment agreement dated 1 August 2001; and as further amended by a fourth amendment agreement dated 31 October 2002), a number of US investors agreed with George Wimpey that they would purchase Series C US$35,000,000 9.00 per cent. Notes due 24 October, 2009 (the "Notes") at the issue price of 100 per cent. of the principal amount of the Notes. The terms and conditions applicable to the Notes contain, inter alia, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

5 November, 2009, 5.73 per cent. Senior Notes, 5 November, 2012, 6.21 per cent. Senior Notes, 5 November, 2014, 6.31 per cent. Senior Notes and 5 November, 2017, 6.72 per cent. Senior Notes

Pursuant to a note purchase agreement dated 5 November 2002, a number of US investors agreed with George Wimpey that they would purchase:

- US$110,000,000 5.73 per cent. Series A Senior Notes; and/or
- US$70,000,000 6.21 per cent. Series B Senior Notes; and/or
- US$110,000,000 6.31 per cent. Series C Senior Notes; and/or
- US$30,000,000 6.72 per cent. Series D Senior Notes,

(the "Senior Notes"),

at the issue price of 100 per cent. of the principal amount of the Senior Notes. The terms and conditions applicable to the Senior Notes contain, inter alia, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

4 August, 2010, Floating Rate Senior Notes, 4 August, 2013, 4.72 per cent. Senior Notes. 4 August, 2015, 4.98 per cent. Senior Notes and 4 August, 2018, 5.29 per cent. Senior Notes

Pursuant to a note purchase agreement dated 4 August 2003, a number of US investors agreed with George Wimpey that they would purchase:

- US$28,000,000 4.72 per cent. Series B Senior Notes; and/or
- US$38,000,000 4.98 per cent. Series C Senior Notes; and/or
- US$30,000,000 5.29 per cent. Series D Senior Notes,

(the "Senior Notes"),

at the issue price of 100 per cent. of the principal amount of the Senior Notes. The terms and conditions applicable to the Senior Notes contain, inter alia, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

5 November, 2012, 6.80 per cent. Senior Notes

Pursuant to a note purchase agreement dated 5 November 2002, a number of US investors agreed with George Wimpey that they would purchase £30,000,000 6.80 per cent. Series E Senior Notes (the "Senior Notes") at the issue price of 100 per cent. of the principal amount of the Senior Notes. The terms and conditions applicable to the Senior Notes contain, inter alia, covenants, payments and interest provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

3 May, 2011, Floating Rate Senior Notes and 3 May, 2013 Floating Rate Senior Notes

Pursuant to a note purchase agreement dated 3 May 2005, a number of US investors agreed with George Wimpey that they would purchase US$35,000,000 Floating Rate Series A Senior Notes and/or US$25,000,000 Floating Rate Series B Senior Notes (the "Senior Notes") at the issue price of 100 per cent. of the principal amount of the Senior Notes. Interest is determined by reference to LIBOR for the interest period (being six monthly) plus a margin of 0.40 per cent. per annum. in respect of the Series A Senior Notes and 0.45 per cent. per annum. in respect of the Series B Senior Notes. The terms and conditions applicable to the Senior Notes contain, inter alia, covenants, payments and interest

provisions, redemption and purchase provisions, events of default and indemnification provisions customary for instruments of this nature.

9. Significant Subsidiaries

Details of Taylor Woodrow's significant subsidiaries are as follows:

Subsidiary	Country of incorporation	Principal activities	Percentage held by Taylor Woodrow or its subsidiary undertakings
Taylor Woodrow Developments Limited	England	Housing	100
Monarch Corporation	Canada	Housing	100
Taylor Woodrow de Espana S.A.	Spain	Housing	100
Taylor Woodrow, Inc.	USA	Housing	100
Taylor Woodrow Construction Limited	England	Construction	100

Details of George Wimpey's significant subsidiaries are as follows:

Subsidiary	Country of incorporation	Principal activities	Percentage held by George Wimpey or its subsidiary undertakings
George Wimpey UK Limited	England	House builder	100
Morrison Homes Inc.	USA	House builder	100
Wimpey Overseas Holdings Limited	England	Corporate	100

10. Working capital statement

The Company is of the opinion that, taking account of available facilities, the working capital available to the Taylor Woodrow Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

11. Litigation

11.1 Taylor Woodrow Group

Save as described below, no member of the Taylor Woodrow Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Taylor Woodrow Group.

Florida litigation

On 20 November 2006, a jury trial in Florida awarded substantial damages against several US-based Taylor Woodrow subsidiaries. Some elements of this award were issued on a joint or joint and several liability basis with unrelated third parties. The jury verdict does not become final until a final judgment is entered by the judge. This case arose from The Beaches Residences project in Sarasota, Florida which contributed to profits in 2005 and 2006.

During April 2007, the judge ruled on post-trial motions filed by Taylor Woodrow and reduced the award to £13.9 million.

In addition, Taylor Woodrow has an indemnity, from one of the co-defendants, which may give a level of reimbursement for some of the £13.9 million referred to above.

11.2 George Wimpey Group

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the George Wimpey Group.

12. Sources and bases of selected financial information

12.1 The value of George Wimpey implied by the Merger terms is calculated:

(a) by reference to a price of 486.5 pence per Taylor Woodrow Share (being the Closing Price on 2 May 2007, the latest practicable date prior to the publication of this document); and

(b) on the basis that 564,974,438 Taylor Wimpey Shares are issued in connection with the Merger (which number takes into account 4,205,413 George Wimpey Shares to be issued pursuant to the George Wimpey scrip dividend scheme).

12.2 As at the close of business on 2 May 2007, the latest practicable date prior to the publication of this document, Taylor Woodrow had in issue 581,944,374 shares of 25 pence each (excluding 12,233,047 shares held in treasury); and George Wimpey had in issue 400,986,562 ordinary shares of 25 pence each. The International Securities Identification Number for Taylor Woodrow Shares is GB0008782301 and for George Wimpey Shares is GB0009713446.

12.3 The fully diluted issued share capital of George Wimpey as at close of business on 2 May 2007 was calculated by adding the total number of George Wimpey Shares in issue together with the total number of George Wimpey Shares which it had assumed would have been issued in respect of the exercise of options under the George Wimpey Share Schemes were the Scheme to have become effective on 3 May 2007 and does not take into account any George Wimpey Shares to be issued pursuant to the George Wimpey scrip dividend scheme.

12.4 The respective percentages that Taylor Woodrow Shareholders and George Wimpey Shareholders will own of Taylor Wimpey are calculated on the following basis:

(a) by reference to Taylor Woodrow's issued share capital of 581,944,374 Taylor Woodrow Shares (excluding 12,233,047 shares held in treasury); and

(b) by reference to George Wimpey's fully diluted share capital as referred to in paragraphs 12.2 and 12.3 above.

12.5 Unless otherwise stated:

(a) financial information relating to Taylor Woodrow and the Taylor Woodrow Group has been extracted or derived (without material adjustment) from the consolidated audited annual report and accounts for Taylor Woodrow for the relevant financial year; and

(b) financial information relating to George Wimpey and the George Wimpey Group has been extracted or derived (without material adjustment) from the consolidated audited annual report and accounts for George Wimpey for the relevant financial year.

12.6 Where information has been sourced from a third party, the Company confirms that the information has been accurately reproduced and, as far as the Company is aware and able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used, the source of such information has been identified wherever it appears in this document.

12.7 The maximum number of 572,941,044 Taylor Wimpey Shares which may be issued in connection with the Merger is calculated based on:

(a) the sum of:

(i) the issued share capital of George Wimpey of 400,986,562 shares as at 2 May 2007, the last practicable date prior to the publication of this document; and

(ii) the maximum number of approximately 6.6 million George Wimpey Shares which may be issued under the George Wimpey Share Schemes; and

(iii) 4,205,413 George Wimpey Shares to be issued under the George Wimpey scrip dividend scheme,

(b) multiplied by the exchange ratio of 1.3914.

13. General

The aggregate costs and expenses payable by Taylor Woodrow in connection with the Merger are estimated to amount to approximately £14.3 million (excluding amounts in respect of VAT).

14. Significant change

There has been no significant change in the trading or financial position of the Taylor Woodrow Group since 31 December 2006, the date to which Taylor Woodrow's last audited annual report and accounts (which are set out in Part VI of this document) were prepared.

There has been no significant change in the trading or financial position of the George Wimpey Group since 31 December 2006, the date to which George Wimpey's last audited annual report and accounts (which are set out in Part VII of this document) were prepared.

15. Consents

UBS Limited, whose address is 1 Finsbury Avenue, London EC2M 2PP, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Morgan Stanley & Co. Limited, whose address is 25 Cabot Square, Canary Wharf, London E14 4QA, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Deloitte & Touche LLP, whose address is Hill House, 1 Little New Street, London EC4A 3TR is a member firm of the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion of its report included in Part VIII of this document in the form and context in which it appears, and has authorised the contents of that part of this document which comprises its report for the purposes of paragraph 5.5.3R(2)(f) of the Prospectus Rules.

16. Principal establishment

Taylor Woodrow's principal establishment which is occupied by Taylor Woodrow and/or its subsidiaries is:

Address	Current use	Tenure and unexpired term (if applicable)	Lease rate (£) per annum
2 Princes Way, Solihull, West Midlands, B91 3ES	UK Head Office	16 years from 1 January 2003	£1,477,665

17. Documents available for inspection

Copies of the following documents:

1. the memorandum and articles of association of Taylor Woodrow;
2. the audited consolidated accounts of the Taylor Woodrow Group for the three years ended 31 December 2004, 2005 and 2006;
3. the consent letters referred to in paragraph 15 above;
4. the report from Deloitte & Touche LLP set out in Part VIII of this document;
5. the Scheme Document;
6. the irrevocable undertakings referred to in paragraph 8 of Part 1 of this document;
7. the Merger Agreement;
8. the Taylor Woodrow Shareholder Circular; and
9. this document,

are available for inspection at the following addresses during normal business hours on each Business Day from the date of this document until the date of Admission:

(i) the registered office of the Company, 2 Princes Way, Solihull, West Midlands B91 3ES; and

(ii) the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

Definitions

The following definitions apply throughout this document unless the context otherwise requires:

"Admission"	means the admission of the Taylor Wimpey Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	means the requirements contained in the publication "Admission and Disclosure Standards" (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"Board(s)"	means the Taylor Woodrow Board and/or George Wimpey Board (as the case may be);
"Business Day"	means a day (other than a Saturday or Sunday or public holiday) on which banks are open for business in London;
"Canada"	means Canada, its provinces and territories and all areas subject to its jurisdiction or any political sub-division thereof;
"Capital Reduction"	means the proposed reduction of George Wimpey's share capital in connection with the Merger under section 135 of the Companies Act;
"City Code"	means the City Code on Takeovers and Mergers;
"Closing Price"	means the closing middle market price of a relevant share as derived from SEDOL on any particular day;
"Companies Act"	means the Companies Act 1985 and shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;
"Company"	means Taylor Woodrow plc;
"Conditions"	means the conditions to the implementation of the Merger which are summarised in paragraph 9 of Part I in this document and which are set out in full in Part 3 of the Scheme Document;
"Court"	means the High Court of Justice in England and Wales;
"Court Hearings"	means the two separate hearings by the Court of the petition to sanction the Scheme and to confirm the cancellation and extinguishment of the Scheme Shares provided for by the Scheme under section 137 of the Companies Act;
"Court Orders"	means the First Court Order and the Second Court Order;
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);
"CRESTCo"	CRESTCo Limited, the operator of CREST;

"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended;
"DTR"	means the Disclosure and Transparency Rules relating to the disclosure of information in respect of financial instruments which have been admitted to trading on a regulated market or for which a request for admission to trading on such a market has been made;
"Effective"	means: (i) if the Merger is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or (ii) if the Merger is implemented by way of an Offer, such Offer having been declared or become unconditional in all respects in accordance with the requirements of the City Code;
"Effective Date"	means the date on which the Merger becomes Effective which is expected to be 3 July 2007;
"First Court Order"	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act;
"FSA"	means the United Kingdom Financial Services Authority;
"George Wimpey"	means George Wimpey Plc;
"George Wimpey Board"	means the board of directors of George Wimpey;
"George Wimpey Directors"	means the directors of George Wimpey;
"George Wimpey Extraordinary General Meeting"	means the extraordinary general meeting of the George Wimpey Shareholders to be convened to consider and, if thought fit, approve certain resolutions required to implement the Scheme (including any adjournment thereof);
"George Wimpey Group"	means George Wimpey, its subsidiaries and subsidiary undertakings;
"George Wimpey Shareholders"	means holders of George Wimpey Shares;
"George Wimpey Shares"	means the ordinary shares of 25 pence each in the capital of George Wimpey;
"George Wimpey Share Schemes"	means the George Wimpey Long Term Share Incentive Plan, the George Wimpey 2002 Savings Related Share Option Scheme, the George Wimpey 2002 Executive Share Option Plan and the George Wimpey 2007 Executive Incentive Scheme;
"HMRC"	means HM Revenue & Customs;
"IFRS"	means International Financial Reporting Standards as adopted for use in the EU;

"Independent Competing Transaction"	means: (i) a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination involving the possible change of control of George Wimpey or Taylor Woodrow which, if accepted in full, would result in the offeror holding shares carrying over 50 per cent. of the voting rights of George Wimpey or Taylor Woodrow, as the case may be, and which is made by or with a party which is not acting in concert with George Wimpey or Taylor Woodrow; (ii) an offer, proposal or approach from any party to acquire all or a substantial part of its share capital or a substantial part of value of its assets or of any material member of its group; or (iii) an offer, proposal or approach from any party to undertake a transaction which would be an alternative to the Merger;
"Listing Rules"	means the rules and regulations of the UKLA, as amended from time to time and contained in the UKLA's publication of the same name;
"London Stock Exchange"	means the London Stock Exchange plc;
"Long Stop Date"	means the date falling 120 days after the date on which the Scheme Document is posted (or such later time or date as Taylor Woodrow and George Wimpey may agree, with the approval of the Court and/or the Panel if required);
"Merger"	means the merger of George Wimpey and Taylor Woodrow to be implemented by way of scheme of arrangement pursuant to section 425 of the Companies Act or, if so agreed between Taylor Woodrow and George Wimpey, by an Offer, and where the context so permits references to an Offer shall mean whether made by way of scheme of arrangement or an Offer;
"Merger Agreement"	means the agreement between Taylor Woodrow and George Wimpey entered into on 25 March 2007 which includes, amongst other things, the break fee and non-solicitation arrangements between the parties and whereby the parties agreed to take certain steps to implement the Merger and record their respective obligations relating to such matters;
"Morgan Stanley"	means Morgan Stanley & Co. Limited;
"Offer"	means a takeover offer as that term is defined in section 974 of the Companies Act 2006;
"Offer Document"	means, should Taylor Woodrow and George Wimpey decide to implement the Merger by way of an Offer, the document which would be despatched to George Wimpey Shareholders with respect to such Offer;
"Official List"	means the official list of the UKLA;
"Overseas Shareholders"	means Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom;
"Panel"	means the Panel on Takeovers and Mergers;
"PD Regulation"	means the Prospectus Directive Regulation EU (809/2004/EC);

"pence" and "£"	means the lawful currency of the United Kingdom;
"Proposed Directors"	means Peter Redfern, Ian Sutcliffe, David Williams, John Landrum, Brenda Dean and Anthony Reading;
"Prospectus Rules"	means the rules for the purposes of Part VI of the Financial Services and Markets Act 2000 in relation to offers of securities to the public and the admission of securities to trading on a regulated market;
"Registrar of Companies"	means the Registrar of Companies in England and Wales, within the meaning of the Companies Act;
"Restricted Jurisdiction"	means any jurisdiction where either sending the Scheme Document or the Prospectus or issuing the Taylor Wimpey Shares would violate the law of that jurisdiction;
"Scheme"	means the proposed scheme of arrangement under section 425 of the Companies Act to implement the Merger with or subject to any modification, addition or condition approved or imposed by the Court and/or agreed by Taylor Woodrow and George Wimpey;
"Scheme Document"	means the document sent to George Wimpey Shareholders in relation to the Scheme comprising the particulars required by section 426 of the Companies Act;
"Scheme Meeting"	means the meeting of the Scheme Shareholders to be convened by an order of the Court under section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) and any adjournment thereof;
"Scheme Record Time"	means 6.00 p.m. on the Business Day immediately preceding the Effective Date;
"Scheme Shareholders"	means holders of Scheme Shares;
"Scheme Shares"	means: (i) the existing unconditionally issued George Wimpey Shares at the date of the Scheme Document; (ii) any further George Wimpey Shares which are unconditionally issued after the date of the Scheme Document but before the Scheme Voting Record Time; and (iii) any George Wimpey Shares issued at or after the Scheme Voting Record Time and before 6.00 p.m. on the day before the date on which the Second Court Order is made confirming the Capital Reduction in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any George Wimpey Shares beneficially owned by Taylor Woodrow;
"Scheme Voting Record Time"	means 6.00 p.m. on the day which is two days before the Scheme Meeting or, if the Scheme Meeting is adjourned, 6.00 p.m. on the second day before the date of such adjourned meeting;
"SDRT"	means stamp duty reserve tax;

"SEC"	means the US Securities and Exchange Commission;
"Second Court Order"	means the order of the Court concerning the Capital Reduction;
"SEDOL"	means the Stock Exchange Daily Official List;
"Taylor Wimpey"	means Taylor Woodrow following its change of name on or around the Effective Date to Taylor Wimpey plc;
"Taylor Wimpey Board"	means the board of directors of Taylor Wimpey;
"Taylor Wimpey Group"	means the Taylor Woodrow Group (and the George Wimpey Group) following the Effective Date;
"Taylor Wimpey Shares"	means the new Taylor Woodrow Shares proposed to be issued and credited as fully paid to Scheme Shareholders pursuant to the Merger;
"Taylor Woodrow"	means Taylor Woodrow plc;
"Taylor Woodrow Board"	means the board of directors of Taylor Woodrow;
"Taylor Woodrow Directors"	means the directors of Taylor Woodrow;
"Taylor Woodrow Extraordinary General Meeting"	means the extraordinary general meeting of the Taylor Woodrow Shareholders to be held on 29 May 2007 (and/or any adjournment thereof) to consider and, if thought fit, approve the Merger;
"Taylor Woodrow Group"	means Taylor Woodrow, its subsidiaries and subsidiary undertakings;
"Taylor Woodrow Shares"	means the ordinary shares of 25 pence each in the capital of Taylor Woodrow (including, if the context requires, the Taylor Wimpey Shares);
"Taylor Woodrow Shareholders"	means holders of Taylor Woodrow Shares;
"Taylor Woodrow Shareholder Circular"	means the circular sent today to Taylor Woodrow Shareholders outlining the Merger and containing the notice convening the Taylor Woodrow Extraordinary General Meeting;
"UBS"	means UBS Limited;
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland;
"UK GAAP"	means generally accepted accounting principles in the United Kingdom;
"UK Listing Authority or UKLA"	means the FSA in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"US" or "United States" or "United States of America"	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and
"US Securities Act"	means the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Unless otherwise stated, all times referred to in this document are references to London time.

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

For the purpose of this document, "subsidiary" and " subsidiary undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4(A) of the Companies Act).

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

Relevant Documentation

The following documentation, which was sent to Taylor Woodrow Shareholders or George Wimpey Shareholders (as applicable) at the relevant time and/or is available for inspection in accordance with paragraph 17 of Part XI, contains information which is relevant to the Merger:

1. Taylor Woodrow's Annual Report and Accounts for the three financial years ending 31 December 2004, 2005 and 2006

These reports and accounts contain the audited consolidated historical financial statements of Taylor Woodrow for the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006 and the audit reports in respect of each year.

2. Taylor Woodrow information incorporated by reference

The table below sets out the documents which are incorporated by reference into this document, to ensure that George Wimpey Shareholders and others are aware of all information which, according to the particular nature of the Company and of the Taylor Wimpey Shares, is necessary to enable George Wimpey Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Company and of the rights attaching to the Taylor Wimpey Shares:

Information incorporated by reference into this document	Location of incorporation in this document	Page number in this document
Taylor Woodrow's Annual Report and Accounts 2004 including Taylor Woodrow's financial statements for the year ended 31 December 2004, the notes and the auditors' report thereon (pages 53-78)	Part VI (Historical Financial Information relating to Taylor Woodrow)	75
Taylor Woodrow's Annual Report and Accounts 2005 including the consolidated financial statements for the year ended 31 December 2005, the notes and the auditors' report thereon (pages 48-82)	Part VI (Historical Financial Information relating to Taylor Woodrow)	75
Taylor Woodrow's Annual Report and Accounts 2006 including: directors' report (pages 28-32); corporate governance statement (pages 33-36), directors' remuneration report (pages 43-44); consolidated financial statements for the year ended 31 December 2006, the notes and the auditors' report thereon (pages 47-78)	Part VI (Historical Financial Information relating to Taylor Woodrow)	75
Taylor Woodrow's Memorandum and Articles of Association	Part XI (Additional Information)	190

3. George Wimpey information incorporated by reference

Information incorporated by reference into this document	Location of incorporation in this document	Page number in this document
George Wimpey's Annual Report and Accounts for the year ended 31 December 2004; auditors' report (page 47)	Part VII (Historical Information relating to George Wimpey)	77
George Wimpey's Annual Report and Accounts for the year ended 31 December 2005; auditors' report (page 43)	Part VII (Historical Information relating to George Wimpey)	77
George Wimpey's Annual Report and Accounts for the year ended 31 December 2006; auditors' report (page 51)	Part VII (Historical Information relating to George Wimpey)	77

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Taylor Woodrow Shares you should send this document and the accompanying documents as soon as possible to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or the transferee. However, the distribution of this document and any accompanying documents into certain jurisdictions other than the United Kingdom may be restricted by law. Therefore persons into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document should be read in conjunction with the Prospectus relating to Taylor Woodrow which accompanies this document.

This document does not constitute an offer of any securities for sale.

Applications will be made to the UKLA for the Taylor Wimpey Shares proposed to be issued in connection with the Scheme to be admitted to the Official List and to the London Stock Exchange for the New Taylor Woodrow Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective, and that dealings in the Taylor Wimpey Shares will commence, on the Effective Date which, subject to the satisfaction of certain conditions, including the sanction of the Scheme by the Court, is expected to occur on 3 July 2007.

Taylor Woodrow plc

(proposed to be renamed Taylor Wimpey plc)

(Incorporated under the Companies Act 1929 and registered in England and Wales with Registered No. 00296805)

Proposed merger with George Wimpey plc by means of a scheme of arrangement under section 425 of the Companies Act 1985

Circular to shareholders and Notice of Extraordinary General Meeting of the Company

---

Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 5 to 15 of this document and which contains the unanimous recommendation of the Taylor Woodrow Directors that you vote in favour of the Resolutions to be proposed at the Taylor Woodrow Extraordinary General Meeting referred to below. Please read the whole of this document and the Prospectus and, in particular, the risk factors set out in the section headed "Risk factors" on pages 11 to 21 of the Prospectus. You should not rely solely on the information summarised in this document.

Notice of an extraordinary general meeting of the Company to be held at Danesfield House Hotel, Henley Road, Marlow-on-Thames, Buckinghamshire SL7 2EY on 29 May 2007 at 8.00 a.m. is set out at the end of this document. A Form of Proxy for the Taylor Woodrow Extraordinary General Meeting (the "Form of Proxy") is enclosed. To be valid, Forms of Proxy should be completed, signed and returned in accordance with the instructions printed on them so as to be received by the Company's registrars, Capita Registrars, at the return address on the enclosed envelope, as soon as possible and in any event no later than 8.00 a.m. on 27 May 2007. If you hold Taylor Woodrow Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to the Company's registrars, Capita Registrars (CREST participant RA10), so that it is received by no later than 8.00 a.m. on 27 May 2007. Completion and return of a Form of Proxy will not preclude you from attending and voting in person at the Taylor Woodrow Extraordinary General Meeting, should you so wish.

The Taylor Wimpey Shares will not be, and are not required to be, registered with the SEC under the US Securities Act in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the Taylor Wimpey Shares or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Persons (whether or not US persons) who are affiliates (within the meaning of the US Securities Act) of Taylor Woodrow or George Wimpey prior to, or Taylor Wimpey after, the Effective Date will be subject to timing, manner of sale and volume restrictions on the sale of Taylor Wimpey Shares received in connection with the Scheme under Rule 145(d) of the US Securities Act.

UBS Limited is acting for Taylor Woodrow and no-one else in connection with the Merger and the Admission and will not regard any other person (whether or not a recipient of this document) as its client in relation to the Merger or the Admission and will not be responsible to anyone other than Taylor Woodrow for providing the protections afforded to the clients of UBS nor for giving advice in relation to the Merger, the Admission or any other matter referred to in this document.

Morgan Stanley is acting for Taylor Woodrow and no-one else in connection with the Merger and will not regard any other person (whether or not a recipient of this document) as its client in relation to the Merger and will not be responsible for providing the protections afforded to the clients of Morgan Stanley nor for giving advice in relation to the Merger or any matter referred to in this document.

Dated 4 May 2007.

Contents

Expected Timetable of Principal Events

Latest time for lodging forms of proxy for Taylor Woodrow Extraordinary General Meeting	8.00 a.m. 27 May 2007
Taylor Woodrow Extraordinary General Meeting	8.00 a.m. on 29 May 2007
Scheme Meeting	10.30 a.m. on 4 June 2007
George Wimpey Extraordinary General Meeting	10.45 a.m. on 4 June 2007(1)
First Court hearing to sanction the Scheme	26 June 2007
Second Court hearing to confirm the Capital Reduction	2 July 2007
Scheme Record Time	6.00 p.m. on 2 July 2007
Effective Date of the Scheme	3 July 2007(2)
De-listing of George Wimpey Shares	3 July 2007(2)
Issue of Taylor Wimpey Shares	3 July 2007(2)
Commencement of dealings on the London Stock Exchange of Taylor Wimpey Shares	3 July 2007(2)
Crediting of Taylor Wimpey Shares to CREST accounts	3 July 2007(2)
Latest date for despatch of share certificates in respect of Taylor Wimpey Shares	by 17 July 2007(2)

(1) Or as soon thereafter as the Scheme Meeting shall have concluded.

(2) These dates are indicative only and will depend, among other things, on the date upon which the Conditions are either satisfied or (if capable of waiver) waived and the dates upon which the Court sanctions the Scheme and confirms the Capital Reduction.

All references in this document to times are to London time unless otherwise stated.

Relevant Documentation

The Prospectus dated 4 May 2007, which accompanies this document, sets out the basis on which Taylor Woodrow is entering into the Merger. It includes information concerning the reasons for the Merger, the risk factors and further details concerning Taylor Woodrow, the Taylor Woodrow Directors and the Taylor Wimpey Shares. The Prospectus has also been sent to George Wimpey Shareholders and is available for inspection in accordance with paragraph 6 of Part II of this document. Paragraph 2 of Part II of this document sets out the various sections of the Prospectus which are incorporated by reference into this document.

Directors, Company Secretary, Registered Office and Advisers

DIRECTORS

Norman Askew
Ian Smith
Peter Johnson
Mike Davies
Andrew Dougal
Katherine Innes Ker
Vernon Sankey

COMPANY SECRETARY

Richard Morbey

REGISTERED OFFICE

2 Princes Way
Solihull
West Midlands B91 3ES

LEAD FINANCIAL ADVISER, SPONSOR AND JOINT BROKER

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

LEGAL ADVISER TO THE COMPANY AS TO ENGLISH LAW

Slaughter and May
One Bunhill Row
London EC1Y 8YY

JOINT FINANCIAL ADVISER AND JOINT BROKER

Morgan Stanley
25 Cabot Square
Canary Wharf
London E14 4QA

AUDITORS TO THE COMPANY AND REPORTING ACCOUNTANTS

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

REGISTRARS

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

AUDITORS TO GEORGE WIMPEY AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Part I – Letter from the Chairman of Taylor Woodrow

TAYLOR WOODROW PLC

(Incorporated and registered in England and Wales under the Companies Act 1929 with registered number 00296805)

Directors:

Norman Askew *(Chairman)*
Ian Smith *(Chief Executive)*
Peter Johnson *(Finance Director)*
Mike Davies *(Senior Independent Non-Executive Director)*
Andrew Dougal *(Non-Executive Director)*
Katherine Innes Ker *(Non-Executive Director)*
Vernon Sankey *(Non-Executive Director)*

Registered and Head Office:

2 Princes Way
Solihull
West Midlands
B91 3ES

4 May 2007

Dear Shareholder,

Proposed merger with George Wimpey plc

1. Introduction

On 26 March 2007, the Boards of Taylor Woodrow and George Wimpey announced that they had reached agreement on the terms of a recommended all-share merger to create the UK's largest house building group, to be called "Taylor Wimpey". The Merger is to be effected by way of a scheme of arrangement under section 425 of the Companies Act and, subject to the satisfaction, or, where appropriate, waiver, of the Conditions, it is expected that the Merger will become Effective on 3 July 2007.

Owing to its size, the Merger requires the approval of Taylor Woodrow Shareholders and, accordingly, the Taylor Woodrow Extraordinary General Meeting has been convened for 8.00 a.m. on 29 May 2007 at Danesfield House Hotel, Henley Road, Marlow-on-Thames, Buckinghamshire SL7 2EY. Resolutions are also being proposed to ensure that there is sufficient authorised but unissued share capital following the Merger in respect of which the Taylor Woodrow Directors have authority to allot, to replenish the Company's authority to make market purchases of Taylor Woodrow Shares, to change the name of Taylor Woodrow to "Taylor Wimpey plc" and to increase the annual amount the Company may pay as non-executive directors' fees. An explanation of the Resolutions to be proposed at the meeting is set out in paragraph 12 below. The Taylor Woodrow Board considers that the Resolutions are in the best interests of the Company and unanimously recommends that Taylor Woodrow Shareholders vote in favour of the Resolutions.

I am writing to you to give you further details of the Merger, including the reasons for it, to explain why the Taylor Woodrow Board considers it to be in the best interests of Taylor Woodrow and to seek your approval of the Resolutions. Accompanying this document is the Prospectus which contains further details of the Merger.

2. Summary of the terms of the Merger

Pursuant to the Merger, implementation of which is subject to the Conditions and the full terms and conditions of which are set out in the Scheme Document, Scheme Shareholders will be entitled to receive:

for each George Wimpey Share **1.3914 Taylor Wimpey Shares**

This ratio is calculated by taking into account the share capital of George Wimpey on a fully diluted basis.

Based on the Closing Price of Taylor Woodrow Shares on 2 May 2007, the latest practicable date prior to the publication of this document, the Merger values George Wimpey at approximately £2,749 million.

Immediately following the Effective Date, assuming that 564,974,438 Taylor Wimpey Shares to be issued pursuant to the Scheme had been issued and that no Taylor Woodrow Shares are issued in the period from the publication of this document to the Effective Date, it is expected that Taylor Woodrow Shareholders will own approximately 51 per cent. and George Wimpey Shareholders will own approximately 49 per cent. of the enlarged issued share capital of Taylor Wimpey.

Fractions of Taylor Wimpey Shares will not be allotted or issued pursuant to the Scheme. Fractional entitlements to Taylor Wimpey Shares will be aggregated and sold in the market and the net proceeds of sale will be distributed pro rata to persons entitled thereto.

Those Taylor Woodrow Shareholders who are on the register of Taylor Woodrow Shareholders as at close of business on 25 May 2007 will be entitled to receive and retain the Taylor Woodrow final dividend of 9.75 pence per Taylor Woodrow Share in respect of the year ended 31 December 2006, payable on 2 July 2007.

The Taylor Wimpey Shares will be issued credited as fully paid and will rank *pari passu* in all respects with the Taylor Woodrow Shares in issue at the time the Taylor Wimpey Shares are delivered pursuant to the Merger, including the right to receive and retain dividends and other distributions (if any) paid by reference to a record date after the Effective Date. Applications will be made to the UK Listing Authority for the Taylor Wimpey Shares to be admitted to the Official List and to the London Stock Exchange for the Taylor Wimpey Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

3. Information on the Taylor Woodrow Group and the George Wimpey Group

3.1 Taylor Woodrow Group

Taylor Woodrow has been building homes since 1921 and has operations in the UK, North America, Spain and Gibraltar, and is engaged in residential and mixed use property development and construction activities. Taylor Woodrow's product range spans from affordable to executive homes and includes lifestyle communities and luxury second homes.

For the year ended 31 December 2006, the Taylor Woodrow Group reported turnover of £3,572.1 million (excluding joint ventures), operating profit of £469.8 million, pre-tax profit of £405.6 million and net income of £290.6 million. Taylor Woodrow reported net assets of £2,105.5 million as at 31 December 2006.

For the year ended 31 December 2006, the Taylor Woodrow Group effected 13,165 home completions (out of which 8,294 were in the UK and 4,492 were in North America), with an average selling price of £207,000. As at 31 December 2006, the Taylor Woodrow Group had a total landbank of 68,662 plots, out of which 34,827 were in the UK, 31,353 were in North America and 2,482 were in Spain and Gibraltar. This equates to 4.2 years of supply in the UK and 4.4 years of supply in North America at 2006 volumes.

Investors should read the whole of this document and the sections of the Prospectus listed in paragraph 2 of Part II of this document and not rely solely on summarised financial information in this section.

3.2 George Wimpey Group

George Wimpey has been involved in construction-related activities for over 125 years and has been building homes since the 1920s. It is the parent of a group of dedicated house building companies with operations throughout the UK and in the US. George Wimpey's residential offerings range from apartments for first time buyers to compact townhouses to large detached family homes.

For the year ended 31 December 2006, the George Wimpey Group reported turnover of £3,147.4 million (excluding joint ventures), operating profit before exceptional items of £422.8 million, pre-tax profit pre exceptional items of £370.9 million and net income pre exceptional items of £256.0 million. George Wimpey reported net assets of £1,707.1 million as at 31 December 2006.

In 2006, the George Wimpey Group effected 17,963 completions (out of which 13,616 were in the UK and 4,347 were in the US), with an average selling price of £175,400 in the UK and an average selling price of $319,600 in the US. As at 31 December 2006, the George Wimpey Group had a landbank of 76,736 plots, out of which 57,999 were in the UK and 18,737 were in the US. This equates to 4.3 years worth of supply at 2006 volumes.

Investors should read the whole of this document and the sections of the Prospectus listed in paragraph 2 of Part II of this document and not rely solely on summarised financial information in this section.

4. Reasons for the Merger

The Board of Taylor Woodrow believes that the Merger has compelling strategic and financial logic for both companies and offers shareholders the opportunity to share in value upside going forward. The Merger creates a combined business with significantly enhanced prospects in both the UK and the US:

- the Taylor Wimpey Group will be the leading UK house builder in terms of completions, will have a combined UK landbank of over 92,000 plots and is expected to deliver margins in its UK business in line with the UK sector average within the next three years; and
- the Taylor Wimpey Group will be strengthened in the US through the combination of highly complementary operations across some of the most attractive US markets.

The principal benefits of the Merger include:

- **Margin growth in the UK**

Both Taylor Woodrow and George Wimpey have significant potential on a standalone basis to improve their underlying UK housing margins from current levels and their respective strategies to deliver this improvement are very closely aligned. George Wimpey's existing progress in this area is a clear indication of the momentum and success of these initiatives and Taylor Woodrow's own standalone potential is equally strong as the Taylor Woodrow Group captures the benefits of a more complementary regional structure and build cost efficiencies.

The Merger will both accelerate margin improvement and increase the overall margin for both businesses, through a combination of:

- cost synergies—savings in the UK alone should result in a circa 1.5 percentage point improvement in UK margins;
- build costs—Taylor Wimpey will look to utilise George Wimpey's skills in build cost management, which in 2006 achieved build costs of 51.4 per cent. of revenue in the UK; and

- land costs—the Taylor Wimpey Group will benefit from the UK land development skills of Taylor Woodrow's operations, which in 2006 had land costs of 24.3 per cent. of UK revenue and had an average plot cost of approximately £38,000 at year end.

The Taylor Woodrow Board is confident that the Merger will accelerate the potential of the Taylor Wimpey Group to deliver a UK housing margin in its UK business in line with the sector average within the next three years.

- **Economies of scale in the UK**

The Merger should help secure the future growth of the Taylor Wimpey Group by enhancing its ability to buy and develop significant parcels of land. Through leveraging its increased scale, the Taylor Wimpey Group should be able to achieve improved procurement terms and conditions whilst maximising supply chain efficiency. The Taylor Wimpey Group will have a substantial, high quality and more balanced combination of current and strategic landbank, and will be better placed to succeed in a challenging planning environment in the UK.

- **Future recovery and growth in the North American housing market**

The Taylor Wimpey Group will benefit from the highly complementary nature of the two businesses across some of the most attractive high growth states in North America, particularly Florida, California, Arizona and Texas. The product portfolio of the Taylor Wimpey Group will be enhanced by the broader offering to the market through the Taylor Woodrow brand, and the mid-market through George Wimpey's Morrison Homes brand.

In addition, the Taylor Wimpey Group will be better positioned to benefit from any market recovery and will have the financial flexibility to take advantage of acquisition opportunities as the cycle turns.

- **Synergies**

The Taylor Wimpey Group will focus on driving out costs from the combined operations by delivering on its efficiency targets, rationalising corporate costs and improving the collective procurement process. This is expected to lead to pre-tax synergies significantly in excess of £70 million by the end of the first full financial year following the Effective Date, at a one-off cost of around £60 million, the majority of which will be incurred in the current financial year.

These synergies are in addition to the previously announced cost savings of £25 million in George Wimpey's UK business, and combined savings in excess of US$20 million in the US in 2007.

- **Balance sheet**

The Taylor Wimpey Board intends to review the ongoing capital requirements of the Taylor Wimpey Group and will communicate the conclusions of this review before the end of 2007. This review will ensure that the requirements for growth are balanced by a suitable capital structure. Surplus capital, in excess of that required to deliver the business plan in a sustainable way, will be returned to shareholders.

5. Dividend policy

Taylor Woodrow and George Wimpey have significantly increased the dividends paid to shareholders over recent years, reflecting their confidence in the long term growth potential of their respective businesses. As a reflection of the improved strength and prospects of the Taylor Wimpey Group, versus either company on a standalone basis, the Taylor Wimpey Board anticipates delivering enhanced dividend growth.

6. Financial effects of the Merger

On a proforma basis and assuming the Merger had become Effective on 31 December 2006, the Taylor Wimpey Group would have had net assets of £4,854 million at that date (based on the net assets of Taylor Woodrow Group and George Wimpey Group as at 31 December 2006) as more fully described in Part VIII of the Prospectus which is incorporated by reference into this document.

The Merger is expected to be earnings enhancing for both Taylor Woodrow Shareholders and George Wimpey Shareholders in the first full financial year following the Effective Date, including synergies, excluding one-off costs.[1]

7. Management and employees of the Taylor Wimpey Group

The Taylor Wimpey Group, upon completion of the Merger, will be operated and managed by a management team formed from a combination of Taylor Woodrow's and George Wimpey's existing management. The respective management teams plan to work together to fully integrate the staff and operations of the two groups and further develop their combined businesses. Both Taylor Woodrow and George Wimpey recognise the valuable contributions of their respective management and employees in delivering a successful business and share the view that both teams will be critical to the success of the Taylor Wimpey Group going forward.

As from the Effective Date, the Taylor Wimpey Board will comprise the following members:

Name	Role	Current company
Norman Askew	Chairman	Taylor Woodrow
Peter Redfern	Chief Executive	George Wimpey
Peter Johnson	Finance Director	Taylor Woodrow
Ian Sutcliffe	UK Managing Director (Housing)	George Wimpey
John Landrum	North American President	Taylor Woodrow
David Williams	Senior Independent Non-Executive Director	George Wimpey
Mike Davies	Non-Executive Director	Taylor Woodrow
Brenda Dean	Non-Executive Director	George Wimpey
Andrew Dougal	Non-Executive Director	Taylor Woodrow
Katherine Innes Ker	Non-Executive Director	Taylor Woodrow
Anthony Reading	Non-Executive Director	George Wimpey

The Boards of Taylor Woodrow and George Wimpey have confirmed to each other that, following the Scheme becoming Effective, the existing employment rights, including pension rights, of all employees of both Taylor Woodrow and George Wimpey will be fully safeguarded.

As described in paragraph 4 of this Part I, the Taylor Wimpey Group will focus on, amongst other things, rationalising corporate costs and improving the collective procurement process. This is expected to result in redundancies in both the UK and the US. Any such redundancies which result from the Merger are expected to occur across the breadth of the Taylor Wimpey Group.

The corporate head office of the Taylor Wimpey Group will be located in London. A new UK housing head office will be established and the North American head office will be located in Bradenton, Florida. It is expected that there will be, in due course following the Merger, a consolidation of certain regional offices in the UK and the US.

8. Irrevocable undertakings

The Taylor Woodrow Directors have unanimously agreed to recommend that Taylor Woodrow Shareholders vote in favour of the Resolutions to be proposed at the Taylor Woodrow Extraordinary General Meeting relating to the Merger as they have undertaken to do in respect of their own beneficial holdings of 238,048 Taylor Woodrow Shares representing, in aggregate, approximately 0.04 per cent. of the existing issued share capital of Taylor Woodrow. These undertakings will cease to be binding if: (i) the Scheme lapses or is withdrawn; or (ii) the Scheme has not become Effective by 6.00 p.m. on the Long Stop Date.

The George Wimpey Directors have unanimously agreed to recommend that George Wimpey Shareholders vote in favour of the resolutions relating to the Merger to be proposed at the Scheme Meeting and the George Wimpey Extraordinary General Meeting as they have undertaken to do in

(1) Nothing in this document should be interpreted to mean that the future earnings per share of Taylor Wimpey will necessarily match or exceed the historical earnings per share of Taylor Woodrow or George Wimpey.

respect of their own beneficial holdings of 300,108 George Wimpey Shares representing, in aggregate, approximately 0.07 per cent. of the existing issued share capital of George Wimpey. These undertakings will cease to be binding if: (i) the Scheme lapses or is withdrawn; or (ii) the Scheme has not become Effective by 6.00 p.m. on the Long Stop Date.

9. Merger Agreement

Taylor Woodrow and George Wimpey have entered into a Merger Agreement in relation to the Merger which contains provisions regarding the implementation of the Merger and certain assurances and confirmations between the parties (including terms regarding the conduct of the businesses pending completion of the Merger). The Merger Agreement also includes the following provisions:

Non-solicitation arrangements

Taylor Woodrow and George Wimpey have undertaken, amongst other things, not to, and to procure that members of their respective groups and their respective directors, management and professional advisers shall not, solicit, induce or initiate an Independent Competing Transaction.

Taylor Woodrow and George Wimpey have also undertaken to notify the other immediately of any approach that is made to it or any other member of its group or its directors, employees, advisers or agents in relation to an Independent Competing Transaction and the material terms of such transaction and to keep the other party informed as to the progress of such approach.

Mutual break fee arrangements

Taylor Woodrow has agreed to pay George Wimpey a break fee of £24,469,000 or, in the case of the circumstance referred to in paragraph (D) below, £12,234,500 (in each case inclusive of irrecoverable VAT) on the first to occur of the following:

(A) an Independent Competing Transaction for Taylor Woodrow is announced (whether or not on a pre-conditional basis) and the directors of Taylor Woodrow announce their intention to or recommend that Taylor Woodrow Shareholders accept such transaction;

(B) an Independent Competing Transaction for Taylor Woodrow is announced (whether or not on a pre-conditional basis) and such transaction becomes or is declared wholly unconditional or is otherwise completed;

(C) the recommendation by the directors of Taylor Woodrow to the Taylor Woodrow Shareholders to vote in favour of the resolutions proposed at the Taylor Woodrow Extraordinary General Meeting, at or prior to such meeting is withdrawn, qualified or adversely amended;

(D) the Taylor Woodrow Shareholders fail to pass the resolutions necessary to implement the Merger and proposed at the Taylor Woodrow Extraordinary General Meeting; or

(E) George Wimpey terminates the Merger Agreement in accordance with its terms following a breach by Taylor Woodrow of a term of the Merger Agreement which has a material adverse effect on the Merger or its implementation.

George Wimpey has agreed to pay Taylor Woodrow a break fee of £24,469,000 or, in the case of the circumstances referred to in paragraph (D) below, £12,234,500 (in each case inclusive of irrecoverable VAT) on the first to occur of the following:

(A) an Independent Competing Transaction for George Wimpey is announced (whether or not on a pre-conditional basis) and the directors of George Wimpey announce their intention to or recommend that George Wimpey Shareholders accept such transaction;

(B) an Independent Competing Transaction for George Wimpey is announced (whether or not on a pre-conditional basis) and such transaction becomes or is declared wholly unconditional or is otherwise completed;

(C) the recommendation by the directors of George Wimpey to the George Wimpey Shareholders to vote in favour of the resolutions to implement the Scheme at the Scheme Meeting or the George Wimpey Extraordinary General Meeting is withdrawn, qualified or adversely amended;

(D) the Scheme Shareholders fail to approve the Scheme at the Scheme Meeting or George Wimpey Shareholders fail to approve the resolutions proposed at the George Wimpey Extraordinary General Meeting; or

(E) Taylor Woodrow terminates the Merger Agreement in accordance with its terms following a breach by George Wimpey of a term of the Merger Agreement which has a material adverse effect on the Merger or its implementation.

Further details on the Merger Agreement are provided in sub-paragraphs 10.5 of Part I and 8.1 of Part XI of the Prospectus.

10. Settlement, listing and dealing of New Taylor Woodrow Shares

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Taylor Wimpey Shares to be issued in connection with the Merger to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. The Taylor Wimpey Shares are expected to be issued on the Effective Date. It is expected that Admission will become effective, and that dealings for normal settlement in the Taylor Wimpey Shares will commence, on the date on which the Scheme becomes Effective.

11. Implementation of the Merger

It is intended that the Merger will be effected by means of a scheme of arrangement under section 425 of the Companies Act (although Taylor Woodrow and George Wimpey reserve the right to implement the Merger by way of Taylor Woodrow making an Offer for the entire issued and to be issued share capital of George Wimpey instead). The Scheme will involve an application by George Wimpey to the Court to sanction the Scheme.

Upon the Scheme becoming Effective, George Wimpey will become a wholly-owned subsidiary of Taylor Woodrow and it is intended that George Wimpey be re-registered as a private limited company on the Effective Date.

The Scheme will be subject to the Conditions and the full terms and conditions which are set out in the Scheme Document. The Conditions are summarised in paragraph 9 of Part I of the Prospectus.

To become Effective, the Scheme requires the approval of Scheme Shareholders by the passing of the resolution proposed at the Scheme Meeting. The resolution must be approved by a majority in number present and voting, either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares which are voted at the Scheme Meeting (or any adjournment thereof). The Scheme also requires the passing of the resolutions necessary to implement the Scheme at the George Wimpey Extraordinary General Meeting, requiring the approval of George Wimpey Shareholders representing at least 75 per cent. of the votes cast at the George Wimpey Extraordinary General Meeting, which will be held immediately after the Scheme Meeting.

Following the Scheme Meeting and the George Wimpey Extraordinary General Meeting, the Scheme must be sanctioned and the Capital Reduction confirmed by the Court, and will only become Effective on delivery to the Registrar of Companies of:

(i) a copy of the First Court Order; and

(ii) a copy of the Second Court Order,

and in the case of the Second Court Order, it being registered by the Registrar of Companies.

Upon the Scheme becoming Effective, it will be binding on all George Wimpey Shareholders, irrespective of whether or not they attended or voted at the Scheme Meeting or the George Wimpey Extraordinary General Meeting.

The formal documentation setting out details of the Merger, including the Scheme Document setting out the procedures to be followed to approve the Scheme and the Prospectus relating to Taylor Woodrow and the Taylor Wimpey Shares, is being posted to George Wimpey Shareholders today.

As stated above, Taylor Woodrow and George Wimpey reserve the right to implement the Merger by way of an Offer. In such event, the Merger will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at 90 per cent. of the shares to which the Merger relates or such other percentage as may be required by the Panel and subject to availability of an exemption from the registration requirements of the US Securities Act and such amendments that Taylor Woodrow deems necessary or appropriate in respect of US securities laws), so far as applicable, as those which would apply to the implementation of the Merger by means of the Scheme.

12. Taylor Woodrow Extraordinary General Meeting and Resolutions

The notice convening the Taylor Woodrow Extraordinary General Meeting, at which the Resolutions will be proposed, is set out at the end of this document. The full text of the Resolutions is set out in the notice.

The implementation of the Merger is conditional upon the passing of the first resolution set out in the notice.

Resolution 1

Resolution 1 will be proposed as an ordinary resolution requiring a simple majority of votes in favour. The Merger will not proceed if Resolution 1 is not passed.

Resolution 1 proposes that:

- the Merger be approved and the Taylor Woodrow Directors be authorised to implement the Merger;
- the authorised share capital of the Company be increased from 820,000,000 to 1,384,974,438 Taylor Woodrow Shares by the creation of 564,974,438 Taylor Woodrow Shares. This number of Taylor Woodrow Shares represents an increase of approximately 69 per cent. of the authorised share capital of the Company as at 2 May 2007, the latest practicable date prior to publication of this document. The purpose of this authority is to enable the Company to allot up to 564,974,438 new Taylor Woodrow Shares in connection with the Merger; and
- the Taylor Woodrow Directors be authorised to allot Taylor Woodrow Shares in connection with the Merger up to an aggregate nominal amount of £141,243,609.50 (representing, in aggregate, 564,974,438 new Taylor Woodrow Shares). This authority will expire on 1 December 2007 and is in addition to any subsisting authorities to allot shares in the Company. These new Taylor Woodrow Shares represent approximately 97 per cent. of the issued share capital of the Company (excluding shares held in treasury) as at 2 May 2007, the latest practicable date before the publication of this document.

Resolution 2

Resolution 2 will be proposed as an ordinary resolution requiring a simple majority of votes in favour. The Merger is not conditional on the passing of this resolution.

Resolution 2 proposes that:

- conditional upon the Merger becoming Effective, the authorised share capital of the Company be increased by the creation of a further 615,025,562 Taylor Woodrow Shares. The purpose of this authority is to create sufficient headroom of unissued share capital for the Company's purposes generally following the Merger. If this resolution 2 is passed, the total increase in authorised share capital sought by resolutions 1 and 2 taken together will represent an increase of approximately 59 per cent. of the enlarged authorised share capital of the Company following the Merger; and
- conditional upon the Merger becoming Effective, the Taylor Woodrow Directors be authorised to allot Taylor Woodrow Shares in addition to the amount described under resolution 1 above, up to an aggregate nominal amount of £46,127,715 (representing, in aggregate, 184,510,860 Taylor Woodrow Shares). This authority will expire at the conclusion of the Company's annual general meeting in 2008 and is in addition to any subsisting authorities to allot shares in the Company.

At the Company's annual general meeting on 2 May 2007, an ordinary resolution was passed granting the Taylor Woodrow Directors the authority to allot relevant securities up to an aggregate nominal amount of £48,493,087 (representing, in aggregate, 193,972,348 Taylor Woodrow Shares), such authority to expire at the conclusion of the Company's annual general meeting in 2008.

Accordingly, if resolution 2 is passed:

- the Company will have 840,848,141 authorised but unissued Taylor Woodrow Shares following the Merger (excluding for these purposes 12,233,047 Shares held in treasury); and
- the Taylor Woodrow Directors will have the authority to allot Taylor Woodrow Shares up to an aggregate nominal amount of £94,620,802 (representing, in aggregate, 378,483,208 Taylor Woodrow Shares) which would represent approximately 33 per cent. of the enlarged issued share capital of Taylor Woodrow (excluding treasury shares) immediately following the Effective Date,

assuming, in each case, that the maximum number of 564,974,438 new Taylor Woodrow Shares are issued pursuant to the Merger and that no Taylor Woodrow Shares are issued in the period from publication of this document to the Effective Date.

The Taylor Woodrow Directors have no present intention to exercise the authority sought under resolution 2.

Resolution 3

Resolution 3 will be proposed as an ordinary resolution requiring a simple majority of votes in favour. The Merger is not conditional on the passing of this resolution.

Resolution 3 proposes, subject to the Merger becoming Effective, to increase the total amount which may be paid in respect of non-executive directors' fees under article 99 of the Company's articles of association to £1,000,000 per annum.

This increase is felt necessary given the proposed additions to the Taylor Woodrow Board and to ensure that the Company continues to be able to pay fees to its non-executive directors which reflect market rates.

Resolution 4

Resolution 4 will be proposed as a special resolution requiring a 75 per cent. majority of the votes in favour. The Merger is not conditional on the passing of this resolution.

Resolution 4 proposes, subject to the Merger becoming Effective, to add to the Company's authority to purchase some of its ordinary shares in the market which authority was renewed at the Company's annual general meeting on 2 May 2007. Any purchases made under this authority would be made in

one or more tranches and would be limited in aggregate to such number of Taylor Woodrow Shares so that when taken together with the authority granted at the Company's annual general meeting on 2 May 2007, the Company's authority to purchase its shares would be limited in aggregate to approximately ten per cent. of the enlarged issued share capital of the Company (excluding treasury shares) immediately following the Effective Date (assuming that the maximum number of 564,974,438 new Taylor Woodrow Shares are issued pursuant to the Merger and that no Taylor Woodrow Shares are issued in the period from the publication of this document to the Effective Date).

The maximum price to be paid on any exercise of the authority would not exceed 105 per cent. of the average of the middle market quotations for Taylor Woodrow Shares for the five Business Days immediately preceding the date of the purchase.

As at 2 May 2007, the latest practicable date before the publication of this document, the total number of options to subscribe for Taylor Woodrow Shares which may give rise to the issue of new Taylor Woodrow Shares was 6,791,943. This figure represents:

- approximately 0.6 per cent. of the Company's enlarged issued share capital (excluding treasury shares) immediately following the Effective Date; and
- if both the authority to buy back shares granted at the annual general meeting on 2 May 2007 and the authority to buy back shares sought under resolution 4 were used in full, approximately 0.7 per cent. of the Company's enlarged issued share capital (excluding treasury shares) immediately following the Effective Date,

in each case assuming that the maximum number of 564,974,438 new Taylor Woodrow Shares are issued pursuant to the Merger and that no Taylor Woodrow Shares are issued in the period from publication of this document to the Effective Date.

Whilst the Taylor Woodrow Director have no present plans as such to exercise the power which this authority would confer, this authority may be used in conjunction with any return of capital to the Company's shareholders decided upon in the future. The Taylor Woodrow Directors would only exercise such power to purchase shares when satisfied that any purchase would have a beneficial effect on earnings per share and/or on net assets per share and generally that it would be in shareholders' interests to exercise this power. This authority will expire at the conclusion of the annual general meeting of the Company in 2008.

If the Company were to purchase any of its own shares pursuant to the authorisation conferred by this resolution, it would consider holding them as treasury shares, provided that the number of shares held in treasury shall not at any one time exceed ten per cent. of the Company's issued share capital held by shareholders other than the Company.

Resolution 5

Resolution 5 will be proposed as a special resolution requiring a 75 per cent. majority of votes in favour. The Merger is not conditional on the passing of this resolution.

Resolution 5 approves, subject to the Merger becoming Effective, a change of the Company's corporate name to "Taylor Wimpey plc".

13. Number of issued shares and voting rights

As at 2 May 2007, the latest practicable date prior to the publication of this document, the Company's issued share capital consisted of 594,177,421 Taylor Woodrow Shares of which 12,233,047 shares were held in treasury. The total number of voting rights in the Company as at 2 May 2007 was the net of these two figures, that is 581,944,374.

14. Action to be taken

You will find enclosed with this document a Form of Proxy for use at the Taylor Woodrow Extraordinary General Meeting or at any adjournment thereof. You are requested to complete and sign the Form of Proxy whether or not you propose to attend the Taylor Woodrow Extraordinary General Meeting in person in accordance with the instructions printed on it and return it as soon as possible, but in any event so as to be received no later than 8.00 a.m. on 27 May 2007, by the Company's registrars, Capita Registrars at Proxy Processing Centre, Telford Road, Bicester OX26 4LD or by hand (during normal business hours) to The Registry, 34 Beckenham Road, Beckingham, Kent BR3 4TU.

Alternatively, you may give proxy instructions by logging on to www.taylorwoodrow.com, such proxy instruction to be received by Capita Registrars no later than 8.00 a.m. on 27 May 2007.

CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Taylor Woodrow Extraordinary General Meeting at the end of this document. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting at the meeting in person if you so wish.

15. Further information

Your attention is drawn to the further information set out in Part II of this document. You should also read the sections of the Prospectus listed in paragraph 2 of Part II of this document and, in particular, the risk factors set out in the section headed "Risk factors" on pages 11 to 21 of the Prospectus.

16. Recommendation

The Taylor Woodrow Board, which has received financial advice from UBS and Morgan Stanley, considers that the Merger is fair and reasonable. In providing advice to the Taylor Woodrow Board, UBS and Morgan Stanley have relied on the Taylor Woodrow Board's commercial assessments of the Merger.

The Taylor Woodrow Board believes that the Resolutions and the Merger are in the best interests of Taylor Woodrow and Taylor Woodrow Shareholders as a whole. Accordingly, the Taylor Woodrow Board unanimously recommends that Taylor Woodrow Shareholders vote in favour of the Resolutions to be put to the Extraordinary General Meeting of Taylor Woodrow as they intend to do in relation to their own individual holdings which amount in aggregate to 238,048 Taylor Woodrow Shares, representing approximately 0.04 per cent. of the existing issued share capital of Taylor Woodrow as at 2 May 2007, the latest practicable date prior to posting of this document.

Yours faithfully,

Norman Askew
Chairman

Part II – Additional Information

1. Responsibility

The Taylor Woodrow Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Taylor Woodrow Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Relevant Documentation

The following disclosures in the Prospectus are incorporated by reference into this document:

Information	Sections of the Prospectus incorporated by reference into this document	Page number
Information on Taylor Woodrow		
Risk factors relating to Taylor Woodrow business	Risk factors	11 – 21
Trend information relating to the Taylor Woodrow Group business	Paragraph 4 of Part II	36
Service contracts of the Taylor Woodrow Directors and the proposed directors	Paragraph 7 of Part X	178
Details of the Taylor Woodrow Directors' interests in Taylor Woodrow Shares	Paragraph 6 of Part X	176
The major interests in Taylor Woodrow Shares	Paragraph 4 of Part XI	201
Related party transactions	Paragraph 7 of Part XI	215
Details of material contracts	Paragraph 8 of Part XI	215
Details of material litigation	Paragraph 11 of Part XI	220
The significant change statement of Taylor Woodrow	Paragraph 14 of Part XI	222
Information on George Wimpey		
Risk factors relating to George Wimpey's business	Risk factors	11 – 21
Trend information relating to George Wimpey's business	Paragraph 9 of Part III	46
Financial information relating to George Wimpey	Part VII	77 – 167
Related party transactions	Paragraph 7 of Part XI	215
Details of material contracts	Paragraph 8 of Part XI	215
Details of material litigation	Paragraph 11 of Part XI	220
The significant change statement of George Wimpey	Paragraph 14 of Part XI	222
Pro forma statement of the Taylor Wimpey Group		
Pro forma statement of the Taylor Wimpey Group	Part VIII	168 – 169
Accountant's report on the pro forma statement of the Taylor Wimpey Group	Part VIII	170 – 171
Information on the Taylor Wimpey Group		
Risk factors relating to the Taylor Wimpey Group's business	Risk factors	11 – 21
Trend information relating to the Taylor Wimpey Group	Paragraph 4 of Part II	36
Conditions		
Summary of the Conditions	Paragraph 9 of Part I	27
Sources		
Sources and bases	Paragraph 12 of Part XI	221

3. The Taylor Wimpey Shares

The Taylor Wimpey Shares will be issued credited as fully paid and will rank *pari passu* in all respects with the Taylor Woodrow Shares in issue at the time the Taylor Wimpey Shares are delivered pursuant to the Merger, including the right to receive and retain dividends and other distributions (if any) paid by reference to a record date after the Effective Date.

The Taylor Wimpey Shares will not be, and are not required to be, registered with the SEC under the US Securities Act, in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act.

4. Working capital

Taylor Woodrow is of the opinion that, taking account of available facilities, the working capital available to the Taylor Wimpey Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of the publication of this document.

5. Consents

UBS, whose address is 1 Finsbury Avenue, London EC2M 2PP has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Morgan Stanley, whose address is 25 Cabot Square, Canary Wharf, London E14 4QA has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Deloitte & Touche LLP, whose address is Hill House, 1 Little New Street, London EC4A 3TR has given and has not withdrawn its written consent to the incorporation by reference in this document of its report set out in Part VIII of the Prospectus in the form and context in which it is included.

6. Documents available for inspection

Copies of all the documents referred to in paragraph 17 of Part XI of the Prospectus and the written consents referred to in paragraph 5 above will be available for inspection at the following addresses during normal business hours on each Business Day from the date of this document up to and including the date of Admission:

(A) the registered office of Taylor Woodrow; and

(B) the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

They will also be available for inspection at Danesfield House Hotel, Henley Road, Marlow-on-Thames, Buckinghamshire SL7 2EY from at least 15 minutes prior to the Taylor Woodrow Extraordinary General Meeting until the conclusion of that meeting.

Dated 4 May 2007

Definitions

The following definitions apply throughout this document unless the context otherwise requires:

"Admission"	means the admission of the Taylor Wimpey Shares to the Official List, in accordance with the Listing Rules, and the admission of the Taylor Wimpey Shares to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	means the requirements contained in the publication "Admission and Disclosure Standards" (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"Board(s)"	means the Taylor Woodrow Board and/or the George Wimpey Board (as the case may be);
"Business Day"	means a day (other than a Saturday or Sunday or public holiday) on which banks are open for business in London;
"Capital Reduction"	means the proposed reduction of George Wimpey's share capital in connection with the Merger under section 135 of the Companies Act;
"City Code"	means the City Code on Takeovers and Mergers;
"Closing Price"	means the closing middle market price of a relevant share as derived from SEDOL on any particular day;
"Companies Act"	means the Companies Act 1985 but shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;
"Company" or "Taylor Woodrow"	means Taylor Woodrow plc;
"Conditions"	means the conditions to the implementation of the Merger which are summarised in paragraph 9 of Part I of the Prospectus and which are set out in full in Part 3 of the Scheme Document;
"Court"	means the High Court of Justice in England and Wales;
"CREST"	means the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);
"CRESTCo"	means CRESTCo Limited, the operator of CREST;
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended;
"Effective"	means: (i) if the Merger is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or

	(ii) if the Merger is implemented by way of an Offer, such Offer having been declared or become unconditional in all respects in accordance with the requirements of the City Code;
"Effective Date"	means the date on which the Merger becomes Effective which is expected to take place on 3 July 2007;
"First Court Order"	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act;
"George Wimpey"	means George Wimpey plc;
"George Wimpey Board"	means the board of directors of George Wimpey;
"George Wimpey Directors"	means the directors of George Wimpey;
"George Wimpey Extraordinary General Meeting"	means the extraordinary general meeting of George Wimpey Shareholders to be convened for the purposes of considering and, if thought fit, approving certain resolutions required to implement the Scheme (including any adjournment thereof);
"George Wimpey Group"	means George Wimpey, and its subsidiaries and subsidiary undertakings;
"George Wimpey Shareholders"	means the holders of George Wimpey Shares;
"George Wimpey Shares"	means the ordinary shares of 25 pence each in the capital of George Wimpey;
"Independent Competing Transaction"	means: (a) a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination involving the possible change of control of George Wimpey or Taylor Woodrow which, if accepted in full, would result in the offeror holding shares carrying over 50 per cent. of the voting rights of George Wimpey or Taylor Woodrow, as the case may be, and which is made by or with a party which is not acting in concert with George Wimpey or Taylor Woodrow; (b) an offer, proposal or approach from any party to acquire all or a substantial part of its share capital or a substantial part of value of its assets or of any material member of its group; or (c) an offer, proposal or approach from any party with a view to undertaking a transaction which would be an alternative to the Merger;
"Listing Rules"	means the rules and regulations of the UKLA, as amended from time to time and contained in the UKLA's publication of the same name;
"London Stock Exchange"	means London Stock Exchange plc;
"Long Stop Date"	means the date falling 120 days after the date on which the Scheme Document is posted (or such later time or date as Taylor Woodrow and George Wimpey may agree, with the approval of the Court and/or the Panel if required);

"Merger"	means the merger of George Wimpey and Taylor Woodrow to be implemented by way of scheme of arrangement pursuant to section 425 of the Companies Act or, if so agreed between Taylor Woodrow and George Wimpey, by an Offer, and where the context so permits references to an Offer shall mean whether made by way of scheme of arrangement or an Offer;
"Merger Agreement"	means the agreement entered into by Taylor Woodrow and George Wimpey on 25 March 2007 which includes, amonst other things, the break fee and non-solicitation arrangements between the parties and whereby the parties agreed to take certain steps to implement the Merger and record their respective obligations relating to such matters;
"Morgan Stanley"	means Morgan Stanley & Co. Limited;
"Offer"	means a takeover offer as that term is defined in section 974 of the Companies Act 2006;
"Official List"	means the official list of the UKLA;
"Panel"	means the Panel on Takeovers and Mergers;
"pence" and "£"	means the lawful currency of the United Kingdom;
"Prospectus"	means the prospectus prepared by Taylor Woodrow in connection with the Admission published on the date of this document;
"Prospectus Rules"	means the rules for the purposes of Part VI of the Financial Services and Markets Act 2000 in relation to offers of securities to the public and the admission of securities to trading on a regulated market;
"Registrar of Companies"	means the Registrar of Companies in England and Wales, within the meaning of the Companies Act;
"Resolutions"	means the resolutions set out in the notice convening the Taylor Woodrow Extraordinary General Meeting set out at the end of this document;
"Scheme"	means the proposed scheme of arrangement of George Wimpey under section 425 of the Companies Act to implement the Merger with or subject to any modification, addition or condition approved or imposed by the Court and/or agreed by Taylor Woodrow and George Wimpey;
"Scheme Document"	means the document dispatched to George Wimpey Shareholders in relation to the Scheme comprising the particulars required by section 426 of the Companies Act;
"Scheme Meeting"	means the meeting of the Scheme Shareholders to be convened by an order of the Court under section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) and any adjournment thereof;
"Scheme Shareholder"	means a holder of a Scheme Share;
"Scheme Shares"	means: (a) the existing unconditionally issued George Wimpey Shares at the date of the Scheme Document;

	(b) any further George Wimpey Shares which are unconditionally issued after the date of the Scheme Document but before the Scheme Voting Record Time; and
	(c) any George Wimpey Shares issued at or after the Scheme Voting Record Time and before 6.00 p.m. on the day before the date on which the Second Court Order is made confirming the Capital Reduction in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme;
	in each case other than any George Wimpey Shares beneficially owned by Taylor Woodrow;
"Scheme Voting Record Time"	means 6.00 p.m. on the day which is two days before the Scheme Meeting or, if the Scheme Meeting is adjourned, 6.00 p.m. on the second day before the date of such adjourned meeting;
"SEC"	means the US Securities and Exchange Commission;
"Second Court Order"	means the order of the Court confirming the Capital Reduction;
"SEDOL"	means the London Stock Exchange Daily Official List;
"subsidiary" and "subsidiary undertaking"	have the meanings ascribed to them under the Companies Act;
"Taylor Wimpey"	means Taylor Woodrow following its change of name on or around the Effective Date to Taylor Wimpey plc;
"Taylor Wimpey Board"	means the board of directors of Taylor Wimpey;
"Taylor Wimpey Group"	means, with effect from the Effective Date, the Taylor Woodrow Group (including the George Wimpey Group);
"Taylor Wimpey Shares"	means the new Taylor Woodrow Shares proposed to be issued, credited as fully paid up to Scheme Shareholders pursuant to the Merger;
"Taylor Woodrow" or the "Company"	means Taylor Woodrow plc;
"Taylor Woodrow Board"	means the board of directors of Taylor Woodrow;
"Taylor Woodrow Directors"	means the directors of Taylor Woodrow;
"Taylor Woodrow Extraordinary General Meeting"	means the extraordinary general meeting of Taylor Woodrow to be held at 8.00 a.m. on 29 May 2007 (and any adjournment thereof) for the purposes of considering and, if thought fit, approving the Resolutions;
"Taylor Woodrow Group"	means Taylor Woodrow, its subsidiaries and subsidiary undertakings;
"Taylor Woodrow Shareholders"	means the holders of Taylor Woodrow Shares;
"Taylor Woodrow Shares"	means the ordinary shares of 25 pence each in the capital of Taylor Woodrow;
"UBS"	means UBS Limited;
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland;

"UK Listing Authority" or "UKLA"	means the United Kingdom Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"United States" or "US"	means the United States of America, its territories and possessions, any State in the United States of America and the District of Columbia; and
"US Securities Act"	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

TAYLOR WOODROW PLC

(Incorporated and registered in England and Wales under the Companies Act 1929 with registered number 00296805)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Taylor Woodrow plc (the "**Company**") will be held at Danesfield House Hotel, Henley Road, Marlow-on-Thames, Buckinghamshire SL7 2EY at 8.00 a.m. on 29 May 2007 for the purpose of considering and, if thought fit, passing the following resolutions, of which resolutions 1, 2 and 3 will be proposed as ordinary resolutions and resolutions 4 and 5 will be proposed as a special resolution:

ORDINARY RESOLUTIONS

Resolution 1:

THAT:

(A) the proposed merger (the "**Merger**") with George Wimpey plc ("**George Wimpey**"), whether implemented by way of scheme of arrangement pursuant to section 425 of the Companies Act 1985 (the "**Scheme**") or takeover offer (the "**Offer**") made by or on behalf of the Company for the entire issued share capital of George Wimpey, substantially on the terms and subject to the conditions set out in the circular to shareholders of the Company outlining the Merger and the prospectus prepared by the Company in connection with the Admission (as defined below) each dated 4 May 2007 (a copy of each of which is produced to the Meeting and signed for identification purposes by the chairman of the meeting) be and is hereby approved and the directors of the Company (the "**Directors**") (or any duly constituted committee thereof) be authorised (1) to take all such steps as may be necessary or desirable in connection with, and to implement, the Merger; and (2) to agree such modifications, variations, revisions or amendments to the terms and conditions of the Merger (provided such modifications, variations, revisions or amendments are not material), and to any documents relating thereto, as they may in their absolute discretion think fit; and

(B) subject further to the Scheme becoming effective (save for the delivery of the orders of the High Court of Justice in England and Wales sanctioning the Scheme and confirming the reduction of capital of George Wimpey to the Registrar of Companies in England and Wales (the "**Court Sanction**"), the registration of such orders by the Registrar of Companies in England and Wales (the "**Registration**"), and the admission of the ordinary shares of nominal value of 25 pence each to be issued in connection with the Merger to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc ("**Admission**")), or, as the case may be, the Offer becoming or being declared wholly unconditional (save only for Admission), the authorised share capital of the Company be and is hereby increased from £205,000,000 to £346,243,609.50 by the creation of 564,974,438 new ordinary shares of nominal value of 25 pence each in the Company; and

(C) subject further to the Scheme becoming effective (save for the Court Sanction, the Registration and Admission), or, as the case may be, the Offer becoming or being declared wholly unconditional (save only for Admission), pursuant to section 80 of the Companies Act 1985, and in addition to any previously existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) in connection with the Merger up to an aggregate nominal amount of £141,243,609.50, which authority shall expire at the conclusion of the annual general meeting of the Company in 2008, save that the Company may allot relevant securities in connection with the Merger pursuant to any agreement entered into at any time prior to such expiry (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired.

Resolution 2:

THAT:

(A) subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, the authorised share capital of the Company be and is hereby increased from £346,243,609.50 to £500,000,000 by the creation of 615,025,562 new ordinary shares of nominal value of 25 pence each in the Company; and

(B) subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, pursuant to section 80 of the Companies Act 1985, and in addition to the amount set out in paragraph (C) of resolution 1 and any previously existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £46,127,715, which authority shall expire at the conclusion of the annual general meeting of the Company in 2008, save that the Company may allot relevant securities pursuant to any agreement entered into at any time prior to such expiry (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired.

Resolution 3:

THAT, subject to the Scheme becoming effective, or as the case may be, the Offer becoming or being declared wholly unconditional, the total amount which may be paid in respect of directors' fees under article 99 of the Company's articles of association be increased to £1,000,000 per annum.

SPECIAL RESOLUTIONS

Resolution 4:

THAT, subject to the Scheme becoming effective or, as the case may be, the Offer becoming or being declared wholly unconditional, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each of the Company (such authority to be in addition to any existing authority to make such market purchases), provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 55,276,873;

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange plc's Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased; and

(iv) the authority hereby conferred shall expire at the earlier of 28 November 2008 and the conclusion of the annual general meeting of the Company in 2008 unless such authority is renewed prior to such time save that the Company may make contracts to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this resolution had not expired.

Resolution 5:

THAT, subject to the Scheme becoming effective, or, as the case may be, the Offer becoming or being declared wholly unconditional, the Company be renamed "Taylor Wimpey plc".

4 May 2007

By order of the Directors

Richard Morbey
Company Secretary

Registered No. 00296805

Registered office: 2 Princes Way
Solihull
West Midlands
B91 3ES

Notes:

1. *A member of the Company entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and, on a poll or a show of hands, vote instead of him and a Form of Proxy is enclosed for the use of members unable to attend the meeting. On a show of hands, a proxy has not more than one vote even if he is also a member or is a proxy for more than one member. Members who have lodged Forms of Proxy are not thereby prevented from attending the meeting and voting in person if they so wish. A proxy need not be a member of the Company.*
2. *To be effective, the Form of Proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) must be received by Capita Registrars at Proxy Processing Centre, Telford Road, Bicester OX26 4LD or, if delivered by hand (during normal business hours) to The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU no later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.*
3. *Any proxy instructions given by logging on to www.taylorwoodrow.com must be received by Capita Registrars no later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.*
4. *Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members entered on the register of members of the Company at 6.00 p.m. (London time) on the day two days before the meeting or, in the event that this meeting is adjourned, in the register of members as at 6.00 p.m. (London time) on the day two days before the date of any adjourned meeting shall be entitled to attend and vote at the relevant meeting in respect of the number of ordinary shares registered in their names at such time. Changes to the entries on the register of members after this time, or in the event that this meeting is adjourned, in the register of members after 6.00 p.m. (London time) on the day two days before the date of the adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting.*
5. *CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the purpose of this meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST-sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.*

   In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's registrars, Capita Registrars (CREST participant RA10) not later than 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

   CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Taylor Woodrow plc - EXTRAORDINARY GENERAL MEETING

Taylor Woodrow

This Attendance Card is for use by shareholders at the Extraordinary General Meeting to be held on Tuesday, 29 May 2007.

An Extraordinary General Meeting of Taylor Woodrow plc (the "Company") will be held at Danesfield House Hotel, Henley Road, Marlow-on-Thames, Buckinghamshire SL7 2EY on Tuesday, 29 May 2007 at 8.00 a.m.. A location map is printed overleaf.

If you attend the Extraordinary General Meeting, you should bring this card with you. It will help you to gain entrance into the meeting with as little delay as possible, as it will provide evidence of your right to attend and vote at the meeting.

Signature of person attending

Barcode:

Investor Code:

Notes on how to complete the form of proxy:

1. To appoint someone other than the Chairman as your proxy, strike out the words "the Chairman of the meeting or" and insert the name and address of your proxy (any alterations made to this form of proxy must be initialled by the person who signs it). Your proxy need not be a member of the Company but must attend the meeting in person to represent you.
2. Unless otherwise indicated, the proxy will vote as he thinks fit or, at his discretion, abstain from voting on the specified resolutions and on any other business (including amendments to resolutions) which may properly come before the meeting.
3. The 'Vote Withheld' option is to enable you to abstain on any particular resolution. However, it should be noted that a withheld vote is not a vote in law and will not be counted in votes 'For' and 'Against' a resolution.
4. This form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute under its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
5. This form of proxy may be returned or proxy instructions given by either of the following methods:
   (i) by logging on to www.taylorwoodrow.com;
   (ii) by post to the Proxy Processing Centre, Telford Road, Bicester OX26 4LD. You may also hand deliver your proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR during usual business hours; or
   (iii) CREST members may use the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual.
6. To be effective, all proxy instructions must be received by Capita Registrars no later than 8.00 a.m. on Sunday, 27 May 2007 or, in the case of adjournment, no later than 48 hours before the time appointed for the adjourned meeting.
7. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members entered on the register of members of the Company at 6.00 p.m. (London time) on the day two days before the meeting or any adjourned meeting shall be entitled to attend and vote at the relevant meeting in respect of the number of ordinary shares registered in their names at such time. Changes to the entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting.
8. Submission of this form of proxy or the giving of proxy instructions will not prevent you from attending and voting at the Extraordinary General Meeting, although if you do so vote, any votes purported to be cast on your behalf by your proxy will be disregarded.

FORM OF PROXY
Taylor Woodrow plc - EXTRAORDINARY GENERAL MEETING

Barcode:

Investor Code:

Event Code:

I/We being the member(s) of Taylor Woodrow plc (the "Company") named above, hereby appoint the Chairman of the meeting or (see note 1)

as my/our proxy to vote on my/our behalf at the Extraordinary General Meeting of the Company to be held on Tuesday, 29 May 2007 at 8.00 a.m. and at any adjournment thereof.

I/we have indicated with an 'x' how I/we wish my/our proxy to vote on the following resolutions:

RESOLUTIONS Please mark 'X' to indicate how you wish to vote

	For	Against	Vote Withheld*
Ordinary Resolutions			
1 To approve the merger of the Company with George Wimpey plc and the issue of shares in connection with it.			
2 To approve the increase in the authorised share capital of the Company and grant the directors of the Company authority to allot shares.			
3 To increase the limit of fees which may be paid to non-executive directors of the Company.			

RESOLUTIONS Please mark 'X' to indicate how you wish to vote

	For	Against	Vote Withheld*
Special Resolutions			
4 To grant the directors of the Company authority to make market purchases of shares.			
5 To change the name of the Company to "Taylor Wimpey plc".			

*The 'Vote Withheld' option is provided to enable you to abstain on any particular resolution. It should be noted however that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

To assist with arrangements, if you intend attending the meeting in person please place a 'X' in the box opposite

Signature

Date

You may submit your proxy electronically at www.taylorwoodrow.com.

Merrill Corporation Ltd, London
07-10423-3

Business Reply
Licence Number
RRHB-RSXJ-GKCY

1

Proxy Processing Centre
Telford Road
BICESTER
OX26 4LD



Morrison Homes
George Wimpey
Monarch
Bryant Homes
thisisG2.co.uk
G2

Taylor Wimpey plc
Interim Report and Accounts 2007

TaylorWimpey plc

'We have made excellent progress in the UK in the first half of 2007, with both Taylor Woodrow and George Wimpey demonstrating significant margin improvement. As expected, given very difficult trading conditions, the respective performances in North America are substantially below the record results achieved in the first half of 2006.

The completion of the merger on 3 July has created the UK's largest homebuilder. We are well-placed to continue to deliver margin improvement in the UK through cost synergies and the combination of George Wimpey's build cost efficiencies with Taylor Woodrow's land development skills. In North America, the combination of our two businesses leaves Taylor Wimpey well positioned to manage the tough conditions, and benefit as the market recovers.'

Pete Redfern, Group Chief Executive, Taylor Wimpey plc

Group Highlights

- Integration progressing well: substantial progress made, management teams in place, operating as a combined business in both UK and North America.
- Annualised pre-tax synergy estimate increased to £100m.
- Strong UK Housing margin performance, with both businesses advancing margins significantly in the first half of 2007.
- Land provisions of £86m in Taylor Woodrow's North American business arising from continued decline in Florida and California markets (including the £25m announced in early May).
- Interim dividend: 5.5 pence per share (H1 2006: 5.0 pence).
- £750m share buy back commencing with immediate effect and to be completed during the next eighteen months.

Contents

Group Financial Highlights

6 months to 30 June 2007

Pro forma combined*

	H1 2007
Home completions	12,228
Revenue	£2,671.9m
Profit from operations before exceptional items	£313.2m
Profit before tax before exceptional items	£259.0m
Profit before tax	£140.9m
Net assets	£4,113.4m

Historical Taylor Woodrow plc business

	H1 2007	H1 2006
Home completions	4,857	5,052
Revenue	£1,441.4m	£1,494.4m
Pre-exceptional profit from operations before JV interest and tax	£152.8m	£195.1m
Pre-exceptional profit before tax	£119.8m	£160.8m
Profit before tax	£18.3m	£160.8m
Equity shareholders' funds per share	357.1 pence	345.4 pence
Gearing	34.1%	40.1%

* These pro forma numbers reflect the aggregate of the underlying financial information of Taylor Woodrow plc and George Wimpey Plc. In aggregating the two sets of financial information no alignment of accounting policies has been performed and intra-Group trading and balances between the two entities have not been eliminated. Whilst the pro forma numbers contain an illustrative goodwill figure before fair value adjustments, a detailed fair value exercise will be performed prior to publishing the final accounts for the year ending 31 December 2007. Detailed pro forma numbers, along with details of the basis of preparation can be found on pages 24 to 26 of this report.



Above and right: Cambourne is a new village community nine miles west of Cambridge. Both Bryant and George Wimpey homes are being built on this consortium development, which also includes a supermarket, primary school, day care nursery, health centre, shops, hotel, country park and golf course. The development is due to be completed in 2010



Chairman's and Chief Executive's Review

The merger of Taylor Woodrow plc and George Wimpey Plc completed on 3 July 2007 to form Taylor Wimpey plc.



Norman Askew, Chairman



Pete Redfern, Group Chief Executive

This is the first interim review for Taylor Wimpey plc, following the merger of Taylor Woodrow plc and George Wimpey Plc, which completed on 3 July 2007. In this Chairman's and Chief Executive's review we focus on the forward strategy for the combined business, as well as the historical performance for the first half for Taylor Woodrow, as the acquiring entity. Where practical we have also provided pro forma numbers for the combined Group for illustrative purposes.

We have already made significant progress on our primary objective of UK margin improvement, and on the process of merging the two businesses. Despite the difficult trading conditions in the US, we are confident of delivering significant value to shareholders through both future earnings growth and the efficient management and investment of capital.

Taylor Wimpey overview and strategy

UK Housing

Our primary objective in the UK is to drive improvement in the operating margin. Excellent progress has been made in the first half, with a strong increase in underlying housing margin in both parts of the business. We have extended George Wimpey's commitment to an operating margin of over 14 per cent for 2007 to the whole Taylor Wimpey UK Housing business. The medium term target remains to achieve industry average margins over a 2-3 year period.

The drivers of this improvement are the changes in land strategy, the drive to reduce costs and the impact of an improved sales strategy.

The merger has allowed us to move quickly to a balanced portfolio of short, medium and long term land.

Chairman's and Chief Executive's Review

continued



Left: A Morrison Home at Keene's Pointe in Orlando, Florida
Right: The Quills development by George Wimpey in Girton Cambridgeshire where a variety of two to five bed homes are available

This provides the opportunity to add value through planning and development, a more stable base for business planning and the opportunity for land swaps and dual branding. We will also reduce our level of land sales as we focus on delivering value from the landbank.

The merger will also allow us to reduce overhead costs per completion significantly once the full synergies have been attained. However, we expect the largest benefit to be achieved in build costs where the opportunities for both procurement efficiencies and design and engineering savings are significant.

As previously stated, we will seek to maximise margin performance by controlling sales incentives tightly. We have maintained a strategy of strong forward selling, and as at 30 June our pro forma order book is 5 per cent by value ahead year on year. This strategy will enable us to manage more effectively the less buoyant market conditions we expect in the second half.

In addition to improving margins, a further key objective in the UK is to deliver volume growth by increasing outlet numbers. We have already identified a number of new outlets from sharing sites between the Bryant Homes and George Wimpey brands and from potential land swaps. We currently have 471 open outlets across the Group, with many more in the pipeline. Our business structure has the capacity to manage 600 outlets. This long term target is clearly reliant on the planning system, which is becoming increasingly difficult.

North America Housing

Our existing markets benefit from significant inward migration of both people and jobs. Our long term strategy is to grow the North American business in markets of significant employment driven demand growth. In the short to medium term, market conditions are expected to remain difficult. We will focus on cost reductions and cash management whilst preserving the long term capacity of the business and the value locked up in excellent long term positions. These actions will both maintain the underlying value of the business and put us in the best position to reinvest in new sites as value opportunities become available.

We expect to have reduced headcount in our North American business by nearly 25 per cent by the end of the year from a combination of synergies and reductions due to market conditions. The drive to reduce build costs is also seeing some significant gains, with Morrison Homes already exceeding our previously stated target of $10m of build cost savings.





The merger has ensured that we have scale positions in almost all of our current markets. We have reviewed all of our existing markets, and have as a result decided to exit the Dallas market, which has never been a successful contributor.

Where we have outstanding longer term positions (sometimes with up to 6-7 years of future potential), we will continue to manage these positions carefully in order to maintain long term value. However we have adjusted carrying values to reflect current market conditions. Although we have been and remain extremely cautious in the land market in most States, we are starting to see some significant changes in the quality and pricing of land available for sale. In a number of instances these are in 'A' locations that were unavailable in the heated markets of 2004/5. We do not at this point anticipate major cash investment in the short term but believe that there will be an increasing number of attractive opportunities, which we are well-placed to take advantage of at the appropriate time.

In order to release cash for reinvestment and maintain momentum in the rest of the business, we will actively look to work through other, shorter term, sites at a steady rate. In markets where we had taken this view already, we have established sales pricing at levels which allow us to obtain sensible traction and a sub-normal but steady sales rate of around 0.65 per site per week. In this way we can reduce our investment in these short term sites steadily, and recycle cash into new investments.

It became increasingly evident over the course of the second quarter that certain US markets had continued to deteriorate. In particular, in both Florida and Southern California the depth and severity of the adverse conditions has meant that projections of any recovery must be deferred. In light of this, in respect of the first half of 2007 we have reviewed Taylor Woodrow's land portfolio in these markets and the bases of provisions. As a consequence we are providing a further £60.9m against land holdings in both the above markets. This is in addition to the provisions announced in May. Approximately 90 per cent of these additional provisions are in respect of Florida landholdings. The consequence of these provisions will be to permit, where appropriate, the price reductions necessary to achieve realistic sales rates in line with the rest of the North American businesses. Total NRV provisions for the Taylor Woodrow business in the first half of 2007 total £86m. A significant proportion of the land affected will not be brought forward to market until 2009 or beyond.

Chairman's and Chief Executive's Review

continued



Left: The Taylor Woodrow Journey Collection at Circle Cross, Arizona
Below: Monarch Equinox, Toronto, Canada
Right: Taylor Woodrow De' Espana Cala Magrana development, Mallorca

Integration
The integration of the businesses is progressing extremely well. In the UK, the management team and their direct reports were in place at completion, and the business is operating extremely well. In North America, these conclusions have been finalised and implemented during July.

Taylor Wimpey's philosophy is to operate with very slim Group functions. The new Corporate function was in place from the day of completion and will move into a new London office during September.

In the UK, the combined Housing business will operate under the Bryant Homes, George Wimpey and G2 brands, with the Laing Homes and Wilson Connolly brands being retired. The business will consist of three divisions, focusing on the North, Midlands and South. Each division will be headed by a Chairman and there will be a total of 34 regions. Four regional offices will close as a result of the merger, along with the George Wimpey City business and the former Taylor Woodrow Head Office in Solihull. A new UK Head Office has been identified, and the move is expected to be complete by the end of the year.

In North America the combined business will operate under the Taylor Woodrow, Morrison Homes and Monarch brands. The geographical spread of the businesses is highly complementary and, therefore, regional offices will be combined in four locations where there is an overlap as a result of the merger. The former Morrison Homes Head Office will also close.

Across the Group efforts have been made to redeploy affected staff into other vacancies across the business, but total redundancies are expected to be around 700. In almost all instances the staff affected have been informed, with the final consultation period finishing on 3 August.

The speed and effectiveness of the integration process is a testament to the skill and diligence of our employees and we would like to record our particular thanks for the professionalism of those people who will not have a continuing role within the combined business.

In the merger prospectus and associated documentation we announced our expectation of achieving annualised pre-tax synergies significantly in excess of £70m. Integration work undertaken since the publication of the documentation has confirmed the potential for a further £30m of savings arising principally from build cost efficiencies. We are therefore revising our synergy target upwards to £100m. The additional £30m of synergies are expected to be delivered by the end of 2009. We continue to expect one-off costs associated with the merger of around £60m.



The merger has allowed us to move quickly to a balanced portfolio of short, medium and long term land. This provides the opportunity to add value through planning and development.

Review of capital requirements
Following announcement of the merger to create Taylor Wimpey, the company announced an intention to review the ongoing capital requirements of the Group and to communicate the conclusions of this review before the end of 2007. The purpose of this review, which has now been completed, was to ensure that the requirements for growth are balanced by a suitable and efficient capital structure. Following this review the Board has authorised a share buy back programme of up to £750m, to be completed over the next 18 months. Whilst we will be commencing this programme with immediate effect, we will require the approval of shareholders to the extent that the buyback exceeds 10 per cent of the Group's issued share capital. We will seek to maintain year end adjusted gearing (excluding goodwill and pensions) within a range of 40 per cent to 60 per cent and interest cover between five and seven times in normal market conditions.

We believe that this policy will allow the Group to pursue an ambitious growth plan over the next several years, whilst also delivering strong cash returns to shareholders through the buyback programme and continued progressive growth in our dividend.

Board changes
On behalf of the Board, we would like to record our thanks for the contributions made by the outgoing Board members.

In the case of Taylor Woodrow plc, Ian Smith and Vernon Sankey resigned from the Board at the time of the merger. Following the completion of the merger, John Landrum has also left the Board with effect from 31 July. John has helped us through the early stages of integration in North America and will continue to be available as this process continues. He plans to pursue other entrepreneurial real estate investments outside the Group in the future. John will be succeeded as CEO of the North American business by Sheryl Palmer. Sheryl has had 18 years of experience in the homebuilding and land development industry, much of it with Pulte Homes and Del Webb, prior to joining Morrison Homes in early 2006.

In the case of George Wimpey Plc, the Board would also like to thank John Robinson, Andrew Carr-Locke, Steve Parker, Robert Sharpe and Christine Cross.

Dividends
In line with its progressive dividend policy, the Board has declared an interim dividend of 5.5 pence per share (H1 2006: 5.0 pence). This dividend will be paid on 1 November 2007 to shareholders on the register at close of business on 28 September 2007.

The company offers shareholders the opportunity to use their dividends to purchase shares on the market under



← Hammersmith & City
Metropolitan and Circle lines



Above: Taylor Woodrow Construction has handed over the £220m redevelopment of the underground system at Kings Cross and St Pancras stations
Right: Trinity Mews development in Alcester, Warwickshire where a selection of one to four bed homes are being built
Far right: St Crispin, Northampton. A 60 acre Bryant Homes development in the heart of the Northampton countryside. The development is due to complete in 2008

the terms of the Dividend Re-Investment Plan. Further details can be found on page 28 of this report.

Outlook

In the UK, we anticipate that the impact of recent interest rate rises will result in more subdued market conditions for the second half of 2007. Current conditions are stable and the business is in a strong position to respond to any change in the market. Our strong pro forma order book, which is 5 per cent up year on year, combined with completions to date accounts for over 80 per cent of our full year volume expectations. Taylor Wimpey enters the second half of the year with a strong landbank, with a good balance between short term, medium term and strategic land. We will continue to invest in our UK landbank, in order to support our future growth ambitions. We are confident in the delivery of our improvement plans for the business.

In North America, short term market conditions remain difficult to predict. We continue to expect completions, margins and return on capital employed for the full year to be significantly lower than those achieved in 2006. Our focus in North America remains on managing costs and cash and maintaining a steady sales rate. In the medium term, the merger leaves us well positioned to benefit from a return to more normal market conditions.

Market conditions in mainland Spain remain subdued and we expect full year profits to be well below the levels achieved in 2006. Construction remains on course to deliver a stable performance in 2007, with profit timing weighted towards the second half.

Historical Taylor Woodrow results

Results

Total revenue for Taylor Woodrow plc for the six months to 30 June 2007 was £1.44bn (2006: £1.49bn). Profit before tax was £119.8m before the effect of the exceptional provisions in North America (H1 2006: £160.8m). Exceptional provisions of £101.5m were made in the first half as detailed below. Including the effect of these exceptional items, profit before tax was £18.3m. Also as a result of the provisions in North America, a tax credit of £4.6m has been recorded in the period (H1 2006: £48.8m charge).

Basic earnings per share before exceptional items were 14.9 pence (2006: 19.5 pence). Including the effect of these exceptional items basic earnings per share were 3.9 pence. Equity per share increased by 3 per cent to 357.1 pence.



Historical Taylor Woodrow results

UK Housing

	H1 2007	H1 2006	Change	FY 2006
Revenue, including joint ventures	£780.3m	£742.2m	5.1%	£1,842.0m
Profit from operations*	£103.0m	£82.0m	25.6%	£221.5m
Operating margin*	13.2%	11.0%	2.2ppt	12.0%
Home completions	3,378	3,369	0.3%	8,294

North America Housing

	H1 2007	H1 2006	Change	FY 2006
Revenue, including joint ventures	£353.2m	£446.7m	(20.9)%	£1,194.3m
Profit from operations before exceptional items*	£46.4m	£96.0m	(51.7)%	£221.3m
Operating margin before exceptional items* %	13.1%	21.5%	(8.4)ppt	18.5%
Exceptional provisions	(101.5)	-	N/A	-
Home completions	1,376	1,512	(9.0)%	4,492

Total equity before minority interests stood at £2,072.8m at 30 June 2007 (2006: £1,979.6m). Net debt was £706.0m (2006: £793.7m) resulting in net gearing of 34.1 per cent (2006: 40.1 per cent).

UK Housing
The UK Housing business has performed well in the first half of the year, capitalising on a solid UK housing market. Home completions were broadly flat year on year, and good progress was made on margin improvement as a result of ongoing value engineering and design initiatives. Housing operating margins have increased to 13.2 per cent (H1 2006: 11.0 per cent).

Average selling prices were ahead by 6 per cent year on year at £205k (2006: £193k), despite an increase in the proportion of social housing completions from 14 per cent to 17 per cent. Average selling prices per square foot increased by 6 per cent over the same period. Taylor Woodrow made a number of land sales during the first half, generating a total operating profit, after allocated overhead, of £15.8m (H1 2006: £9.4m). We anticipate that in the future land sales will represent a significantly smaller proportion of UK Housing profit, although we will continue to make some land sales and swaps as part of our management of larger sites.

As at 30 June 2007, the owned and controlled landbank stood at 34,131 plots (December 2006: 34,827 plots) in addition to the strategic landbank of 79,000 potential plots (December 2006: 79,000).

The order book at 30 June 2007 stood at £700m, up by 8 per cent on the position at 30 June 2006.

North America Housing
Market conditions in North America continue to be very challenging. The markets in Arizona, California and Florida remain very tough, with conditions in Florida particularly worsening during the period. However, in Texas, where we operate in Austin and Houston, we have seen a limited impact from reduced credit availability. Our markets in Canada remain healthy.

The tough market conditions are reflected in the comparison of first half profits for the North America business, which reported record profits in the equivalent period of 2006. The business has seen reduced home completions during 2007, although average selling prices were higher at US$455k (H1 2006: US$440k).

* Throughout the Chairman's and Chief Executive's review, the profit from operations and operating margins in the historical Taylor Woodrow results are before joint ventures' interest and tax (see Note 3) and exceptional items (see Note 9); joint venture revenue is used in the margin calculation (see Note 3).



As previously announced, Taylor Woodrow took the decision to suspend sales for three high-rise tower projects in Florida following a very poor Spring selling season. This has resulted in a one-off non-cash provision of £15.6m relating to land holdings in this sector.

As the market has continued to weaken, and in our view the likely duration of the downturn has increased, we have reviewed the carrying value of all land holdings and the bases of provisions. As highlighted above, this review has resulted in a £60.9m provision against land holdings and projects in Florida and California, in addition to the £9.5m announced in early May.

As disclosed in the 2006 Report and Accounts, a jury trial in Florida awarded damages against Taylor Woodrow subsidiaries totalling £22.7m in November 2006. On 4 April 2007, the judge ruled on post-trial motions filed by Taylor Woodrow and reduced the award to £13.9m. We will be pursuing an appeal, but as previously announced we have provided £15.5m this year against the potential liability including associated costs.

As a result of our ongoing caution in the land market, the owned and controlled landbank stood at 29,452 plots on 30 June 2007, a reduction of 18 per cent against the position at 30 June 2006.

The order book stood at £484m at 30 June 2007, a decline of 45 per cent from 30 June 2006, reflecting the continuing market weakness.

Spain and Gibraltar Housing
Our markets in Mallorca and Gibraltar remain stable, but we have seen a significant slowing in our markets in mainland Spain. This reflects overcapacity in these markets, along with the dampening effect of higher interest rates on demand from British buyers.

We sold 103 homes in the first half of 2007 (H1 2006: 171), at an increased average selling price of £284k (H1 2006: £190k) reflecting an increased proportion of completions from Gibraltar. Operating margins are below the strong levels of recent years, as a result of the increased level of competition for sales. The major contributory factor to the fall in operating profits for the first half is a significant land sale in the same period last year.

Our landbank of 2,388 plots remains at a similar level to that reported in December 2006 and the order book of £91m is broadly similar to the position at the end of June 2006.

Construction
Our Construction business continues to build strong relationships with both blue chip and public sector clients. The profit from operations was £1.6m (H1 2006: £5.2m) and the external order book was increased by 7 per cent to £1.16bn (2006: £1.09bn).

Left: The Bryant Homes flagship marketing suite at Warwick
Far left: Potters Hollow in Bulwell Nottingham, where 147 properties are being built ranging from two bed apartments to two to four bed homes
Right: Bryant at Lichfield, Staffordshire is part of the large scale residential scheme which provides an extension to the historical city with homes designed to uphold the city's traditional architecture



Historical George Wimpey results

At a Group level, George Wimpey Plc delivered profit before tax of £122.6m (H1 2006: £152.3m) from revenue of £1.27bn (H1 2006: £1.40bn). Total equity stood at £1.79bn at 30 June 2007 (H1 2006: £1.61bn). Net debt was £525.9m (H1 2006: £698.4m) resulting in net gearing of 29 per cent (H1 2006: 43 per cent).

George Wimpey's UK Housing business delivered a strong performance in the first half of 2007. Operating profit at £159m was 38 per cent ahead of 2006. Home completions stood at 5,828 (H1 2006: 5,854), with an average selling price of £179k (H1 2006: £176k). Excellent progress has been made on margin improvement, with the first half margin of 15.2 per cent significantly ahead of the prior year comparative (H1 2006: 11.2 per cent). The UK order book at 30 June 2007 stood at £1,084m, an increase of 2 per cent year on year (H1 2006: £1,057m). The business remains on track to deliver the previously announced £25m of cost reductions, in addition to the synergies arising from the merger.

In the US, as expected Morrison Homes has continued to encounter tough trading conditions. Home completions fell to 1,543 (H1 2006: 1,968) and margins were also lower at 3.6 per cent (H1 2006: 19.1 per cent). Land values were reviewed as at the end of the period and no additional net realisable value provisions were found to be required. The US order book at 30 June 2007 stood at £174m (H1 2006: £373m).

Acquisition accounting

Full acquisition accounting will be performed in the second half of 2007, including alignment of accounting policies, fair value adjustments on the George Wimpey net assets acquired and the recognition of other intangibles including goodwill. The financial statements for Taylor Wimpey plc for the year ended 31 December 2007 will include the full impact of acquisition accounting.

Norman Askew
Chairman
30 July 2007

Pete Redfern
Group Chief Executive
30 July 2007

Independent Review Report
to Taylor Wimpey plc

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 10 and the reconciliation of movements in consolidated equity. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
London, UK

30 July 2007

Consolidated Income Statement

for the six months to 30 June 2007 for the historical Taylor Woodrow plc business

	Note	Before exceptional items	Exceptional items*	Reviewed Six months to 30 June 2007 £m	Reviewed Six months to 30 June 2006 £m	Audited Year to 31 December 2006 £m
Continuing operations						
Revenue: Group and share of joint ventures	3	1,441.4		1,441.4	1,494.4	3,679.0
Less share of joint ventures		(39.5)		(39.5)	(43.0)	(106.9)
Consolidated revenue	3	1,401.9		1,401.9	1,451.4	3,572.1
Cost of sales		(1,170.1)	(101.5)	(1,271.6)	(1,175.1)	(2,933.4)
Gross profit		231.8	(101.5)	130.3	276.3	638.7
Profit on disposal of properties and investments		5.8		5.8	5.5	9.1
Administrative expenses		(99.6)		(99.6)	(97.8)	(200.1)
Share of results of joint ventures		12.2		12.2	9.1	22.1
Profit from operations	3	150.2	(101.5)	48.7	193.1	469.8
Interest receivable		5.2		5.2	3.6	9.1
Finance costs		(35.6)		(35.6)	(35.9)	(73.3)
Profit before tax		119.8	(101.5)	18.3	160.8	405.6
Tax	4	(33.6)	38.2	4.6	(48.8)	(115.0)
Profit for the period		86.2	(63.3)	22.9	112.0	290.6
Attributable to:						
Equity holders of the parent				22.7	111.5	289.5
Minority interest				0.2	0.5	1.1
				22.9	112.0	290.6
Earnings per share						
From continuing operations						
Basic	6			3.9p	19.5p	50.5p
Diluted	6			3.9p	19.2p	50.1p

* Refer to accounting policies (Note 2). The current period items relate to legal provisions and land write-downs (Note 9).

Consolidated Statement of Recognised Income and Expense

for the six months to 30 June 2007 for the historical Taylor Woodrow plc business

	Reviewed Six months to 30 June 2007	Reviewed Six months to 30 June 2006	Audited Year to 31 December 2006
	£m	£m	£m
Net exchange differences on translation of foreign operations	1.4	(23.9)	(49.0)
Effect of change in tax rate on the pension deficit deferred tax	(3.9)	-	-
Actuarial gains/(losses) on defined benefit pension schemes	-	16.3	(1.6)
Tax on actuarial gains/(losses) taken directly to equity	-	(4.9)	0.5
Net surplus on revaluation	-	-	1.0
Net expense recognised directly in equity	(2.5)	(12.5)	(49.1)
Profit for the period	22.9	112.0	290.6
Total recognised income and expense for the period	20.4	99.5	241.5

Reconciliation of movements in consolidated equity for the six months to 30 June 2007

	Note	Reviewed Six months to 30 June 2007	Reviewed Six months to 30 June 2006	Audited Year to 31 December 2006
		£m	£m	£m
Total recognised income for the period		20.4	99.5	241.5
Dividends on equity shares	5	(56.6)	(51.0)	(79.7)
New share capital subscribed		0.1	3.1	3.8
Purchase of own shares		-	(0.5)	(6.1)
Proceeds from sale of own shares		8.1	3.1	15.0
Share-based payments		2.1	3.5	6.1
(Decrease)/increase in share-based payment tax reserve		-	(2.7)	4.2
Cash cost of satisfying share options		(4.9)	-	(8.0)
Loss on disposal of own shares		-	(3.2)	-
Increase/(decrease) in other reserve		0.3	(0.1)	(0.6)
Decrease in minority interests		(0.2)	(0.5)	-
Net (decrease)/increase in equity		(30.7)	51.2	176.2
Opening equity		2,105.5	1,929.3	1,929.3
Closing equity		2,074.8	1,980.5	2,105.5

Consolidated Balance Sheet

at 30 June 2007 for the historical Taylor Woodrow plc business

	Reviewed 30 June 2007	Reviewed 30 June 2006	Audited 31 December 2006
	£m	£m	£m
Non-current assets			
Goodwill	362.9	363.4	363.1
Property and plant	23.3	24.7	25.5
Interests in joint ventures	54.2	53.6	56.2
Trade and other receivables	26.7	65.1	56.0
Deferred tax assets	131.8	79.3	95.4
	598.9	586.1	596.2
Current assets			
Inventories	3,041.2	3,147.0	2,946.5
Trade and other receivables	387.6	314.2	294.9
Tax receivables	21.7	-	19.7
Cash and cash equivalents	151.3	84.7	236.5
	3,601.8	3,545.9	3,497.6
Total assets	4,200.7	4,132.0	4,093.8
Current liabilities			
Trade and other payables	(883.1)	(870.0)	(926.0)
Tax liabilities	(50.5)	(37.9)	(74.1)
Debenture loans	(2.3)	(4.1)	(2.5)
Bank overdrafts and loans	(22.8)	(49.5)	(12.3)
	(958.7)	(961.5)	(1,014.9)
Net current assets	2,643.1	2,584.4	2,482.7
Non-current liabilities			
Trade and other payables	(97.8)	(123.3)	(123.1)
Debenture loans	(563.3)	(621.5)	(610.6)
Bank loans	(268.9)	(203.3)	(2.4)
Retirement benefit obligation	(210.0)	(206.9)	(208.6)
Deferred tax liabilities	(0.8)	(0.9)	(0.8)
Long-term provisions	(26.4)	(34.1)	(27.9)
	(1,167.2)	(1,190.0)	(973.4)
Total liabilities	(2,125.9)	(2,151.5)	(1,988.3)
Net assets	2,074.8	1,980.5	2,105.5
Equity			
Share capital	148.6	148.5	148.5
Share premium account	758.4	759.0	758.8
Revaluation reserve	0.5	0.5	1.5
Own shares	(36.9)	(51.4)	(45.0)
Share-based payment tax reserve	8.2	1.3	8.2
Capital redemption reserve	31.5	31.5	31.5
Other reserve	5.1	5.3	4.8
Translation reserve	(17.7)	6.0	(19.1)
Retained earnings	1,175.1	1,078.9	1,214.3
Equity attributable to equity holders of the parent	2,072.8	1,979.6	2,103.5
Minority interests	2.0	0.9	2.0
Total equity	2,074.8	1,980.5	2,105.5

Consolidated Cash Flow Statement
for the six months to 30 June 2007 for the historical Taylor Woodrow plc business

	Note	Reviewed Six months to 30 June 2007 £m	Reviewed Six months to 30 June 2006 £m	Audited Year to 31 December 2006 £m
Net cash from operating activities	7	(341.4)	(408.6)	57.0
Investing activities				
Interest received		5.3	4.5	9.1
Dividends received from joint ventures		8.1	15.6	22.6
Proceeds on disposal of properties, plant and investments		13.4	43.8	48.0
Purchases of properties, plant and investments		(3.4)	(3.2)	(6.7)
Amounts invested in joint ventures		(2.0)	(5.5)	(9.2)
Amounts repaid by joint ventures		3.2	3.4	5.3
Net cash from investing activities		24.6	58.6	69.1
Financing activities				
Equity dividends paid		-	-	(79.7)
Dividends paid by subsidiaries to minority shareholders		(0.1)	(0.5)	(0.1)
Issue of ordinary share capital		0.1	3.1	3.3
Proceeds from sale of own shares		8.1	3.1	15.9
Purchase of own shares		(4.9)	(2.0)	(12.4)
New bank loans raised		277.1	315.0	608.7
Repayment of debenture loans		(50.0)	(2.6)	(4.3)
Repayment of bank loans		(13.7)	(91.0)	(600.9)
Increase/(decrease) in bank overdrafts		13.1	19.1	(2.7)
Net cash from/(used in) financing activities		229.7	244.2	(72.2)
Net (decrease)/increase in cash and cash equivalents		(87.1)	(105.8)	53.9
Cash and cash equivalents at beginning of year		236.5	197.3	197.3
Effect of foreign exchange rate changes		1.9	(6.8)	(14.7)
Cash and cash equivalents at end of period		151.3	84.7	236.5

Notes to the Consolidated Financial Statements

for six months to 30 June 2007 for the historical Taylor Woodrow plc business

1. General information

The interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

The information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year prepared under IFRS has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

These interim accounts were approved by the Directors on 30 July 2007. They are unaudited but have been reviewed by the auditors whose review report is set out on page 12.

2. Accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006.

Exceptional items are defined as items of income and expenditure which are material and unusual in nature and of such significance that they require separate disclosure on the face of the income statement in accordance with IAS 1, Presentation of Financial Statements.

3. Business segments

The following is an analysis of the revenue, results and capital employed, analysed by business segment, the Group's primary basis of segmentation.

Six months to 30 June 2007	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Construction £m	Consolidated £m
Revenue:						
External sales	751.5	342.5	30.0	1,124.0	277.9	1,401.9
Inter-segment sales	-	-	-	-	20.5	20.5
Eliminations	-	-	-	-	(20.5)	(20.5)
Total revenue	751.5	342.5	30.0	1,124.0	277.9	1,401.9
Share of joint ventures' revenue	28.8	10.7	-	39.5	-	39.5
Group and share of joint ventures	780.3	353.2	30.0	1,163.5	277.9	1,441.4
Result:						
Profit before joint ventures & exceptional items	96.7	37.9	1.8	136.4	1.6	138.0
Share of joint ventures' profit	6.3	8.5	-	14.8	-	14.8
Profit*	103.0	46.4	1.8	151.2	1.6	152.8
Exceptional items*	-	(101.5)	-	(101.5)	-	(101.5)
Share of joint ventures' interest and tax	(2.1)	(0.5)	-	(2.6)	-	(2.6)
Profit from operations	100.9	(55.6)	1.8	47.1	1.6	48.7
Finance costs, net						(30.4)
Profit before tax						18.3
Tax						4.6
Profit for the period						22.9
Capital employed**	1,710.6	706.2	97.7	2,514.5	(96.6)	2,417.9
Goodwill						362.9
Net debt						(706.0)
Net assets						2,074.8

Notes to the Consolidated Financial Statements

for six months to 30 June 2007 for the historical Taylor Woodrow plc business continued

Six months to 30 June 2006	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Construction £m	Consolidated £m
Revenue:						
External sales	713.3	432.6	43.6	1,189.5	261.9	1,451.4
Inter-segment sales	-	-	-	-	34.7	34.7
Eliminations	-	-	-	-	(34.7)	(34.7)
Total revenue	713.3	432.6	43.6	1,189.5	261.9	1,451.4
Share of joint ventures' revenue	28.9	14.1	-	43.0	-	43.0
Group and share of joint ventures	742.2	446.7	43.6	1,232.5	261.9	1,494.4
Result:						
Profit before joint ventures	77.3	89.7	11.9	178.9	5.1	184.0
Share of joint ventures' profit	4.7	6.3	-	11.0	0.1	11.1
Profit*	82.0	96.0	11.9	189.9	5.2	195.1
Share of joint ventures' interest and tax	(1.7)	(0.3)	-	(2.0)	-	(2.0)
Profit from operations	80.3	95.7	11.9	187.9	5.2	193.1
Finance costs, net						(32.3)
Profit before tax						160.8
Tax						(48.8)
Profit for the period						112.0
Capital employed**	1,728.2	727.3	69.8	2,525.3	(114.5)	2,410.8
Goodwill						363.4
Net debt						(793.7)
Net assets						1,980.5

Notes to the Consolidated Financial Statements

for six months to 30 June 2007 for the historical Taylor Woodrow plc business continued

Year to 31 December 2006	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Housing Total £m	Construction £m	Consolidated £m
Revenue:						
External sales	1,759.2	1,170.2	92.1	3,021.5	550.6	3,572.1
Inter-segment sales	4.1	-	-	4.1	60.8	64.9
Eliminations	(4.1)	-	-	(4.1)	(60.8)	(64.9)
Total revenue	1,759.2	1,170.2	92.1	3,021.5	550.6	3,572.1
Share of joint ventures' revenue	82.8	24.1	-	106.9	-	106.9
Group and share of joint ventures	1,842.0	1,194.3	92.1	3,128.4	550.6	3,679.0
Result:						
Profit before joint ventures	206.8	206.4	26.4	439.6	8.1	447.7
Share of joint ventures' profit	14.7	14.9	-	29.6	-	29.6
Profit*	221.5	221.3	26.4	469.2	8.1	477.3
Share of joint ventures' interest and tax	(6.1)	(1.4)	-	(7.5)	-	(7.5)
Profit from operations	215.4	219.9	26.4	461.7	8.1	469.8
Finance costs, net						(64.2)
Profit before tax						405.6
Tax						(115.0)
Profit for the year						290.6
Capital employed**	1,574.4	577.2	89.6	2,241.2	(107.5)	2,133.7
Goodwill						363.1
Net debt						(391.3)
Net assets						2,105.5

*Profit is profit from operations before joint ventures' interest and tax and also before exceptional items. Exceptional items relate to legal provisions and land write-downs.

**The Group is unable to allocate the defined benefit pension scheme assets and liabilities on an actuarial basis by entity. However, for the purposes of the segmental analysis above the Group has allocated the deficit on the basis of contributing members. This allocation is performed solely for the purposes of providing a more meaningful segmental analysis and is not an appropriate apportionment in accordance with IAS 19.

Notes to the Consolidated Financial Statements

for six months to 30 June 2007 for the historical Taylor Woodrow plc business continued

4. Taxation

	Six months to 30 June 2007	Six months to 30 June 2006	Year to 31 December 2006
	£m	£m	£m
Current taxation			
UK corporation tax	22.8	17.5	48.9
Relief for foreign tax	(1.0)	-	(8.3)
Foreign tax	13.6	18.3	72.1
Deferred taxation			
UK	2.4	0.3	(3.2)
Overseas	(42.4)	12.7	5.5
	(4.6)	48.8	115.0

Corporation tax for the interim period is credited at 25.1% (six months to 30 June 2006: 30.3% charge). This includes a tax credit on exceptional items of £38.2m. The best estimate of the weighted average annual corporation tax rate pre-exceptional items for the full financial year is 28.0% (2006: 28.3%).

The UK tax rate will reduce from 30% to 28% on 1 April 2008, which has resulted in a reduction in the Group net deferred tax asset of £4.3m of which £3.9m has been reflected in the Consolidated Statement of Recognised Income and Expense.

5. Dividends

	Six months to 30 June 2007	Six months to 30 June 2006	Year to 31 December 2006
	£m	£m	£m
Final dividend for the year to 31 December 2006 of 9.75p (2005: 8.9p) per share	56.6	51.0	51.0
Interim dividend for the year to 31 December 2006 of 5.0p per share	-	-	28.7
	56.6	51.0	79.7

	Six months to 30 June 2007	Six months to 30 June 2006
	£m	£m
Proposed interim dividend for the year to 31 December 2007 of 5.5p (2006: 5.0p) per share	63.0	28.7

The proposed interim dividend was approved by the Board on 30 July 2007 and has not been included as a liability as at 30 June 2007. This dividend will be paid on 1 November 2007 to shareholders on the register at close of business on 28 September 2007.

Notes to the Consolidated Financial Statements

for six months to 30 June 2007 for the historical Taylor Woodrow plc business continued

6. Earnings per share

Earnings per share	Six months to 30 June 2007	Six months to 30 June 2006	Year to 31 December 2006
Basic	3.9p	19.5p	50.5p
Diluted	3.9p	19.2p	50.1p
Adjusted Basic	14.9p	19.5p	50.5p
Adjusted Diluted	14.8p	19.2p	50.1p

The calculation of earnings per share is based on the following data:

Earnings	Six months to 30 June 2007 £m	Six months to 30 June 2006 £m	Year to 31 December 2006 £m
Earnings for basic earnings per share and diluted earnings per share	22.7	111.5	289.5
Less: Exceptional legal provisions and land write-downs	101.5	-	-
Plus: Tax effect of exceptional items	(38.2)	-	-
Adjusted earnings	86.0	111.5	289.5

Weighted average number of shares	Six months to 30 June 2007 m	Six months to 30 June 2006 m	Year to 31 December 2006 m
For basic earnings per share	579.3	572.4	572.9
Weighted average of dilutive options	2.4	7.7	5.0
Weighted average of dilutive awards under bonus plans	0.1	0.6	0.5
For diluted earnings per share	581.8	580.7	578.4

Notes to the Consolidated Financial Statements
for six months to 30 June 2007 for the historical Taylor Woodrow plc business continued

7. Note to the consolidated cash flow statement

	Six months to 30 June 2007	Six months to 30 June 2006	Year to 31 December 2006
	£m	£m	£m
Profit from operations	48.7	193.1	469.8
Adjustments for:			
Depreciation of plant	3.4	3.0	7.7
Share-based payment charge	2.1	3.5	6.1
Gain on disposal of property and plant	(5.8)	(5.5)	(9.1)
Share of joint ventures' operating profit	(12.2)	(9.1)	(22.1)
Exceptional legal provisions and land write-downs	101.5	-	-
Increase/(decrease) in other provisions	(0.5)	3.1	8.5
Operating cash flows before movement in working capital	137.2	188.1	460.9
Increase in inventories	(204.6)	(489.7)	(347.5)
(Increase)/decrease in receivables	(65.1)	(70.6)	(37.2)
Increase/(decrease) in payables	(100.9)	63.2	174.4
Pension contributions	-	-	(27.3)
Cash (used in)/generated by operations	(233.4)	(309.0)	223.3
Income taxes paid	(62.0)	(54.1)	(95.2)
Interest paid	(46.0)	(45.5)	(71.1)
Net cash (used in)/from operating activities	(341.4)	(408.6)	57.0

Net Debt	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Cash and cash equivalents	151.3	84.7	236.5
Bank overdrafts and bank loans	(291.7)	(252.8)	(14.7)
Debenture loans	(565.6)	(625.6)	(613.1)
	(706.0)	(793.7)	(391.3)

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Notes to the Consolidated Financial Statements

for six months to 30 June 2007 for the historical Taylor Woodrow plc business continued

8. Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures are as follows:

The Group purchased land from joint ventures for £8.0m during the six months to 30 June 2007 (six months to 30 June 2006: £8.9m; year to 31 December 2006: £30.7m).

9. Exceptional Items

As a result of weaker markets in Florida and Southern California and a decision to suspend sales efforts in the high-rise tower division in Florida, non cash land write downs of £70.4m (Florida and Southern California) and £15.6m (high-rise tower division in Florida) were booked during the period.

As disclosed in our 2006 Report and Accounts, a jury trial in Florida awarded damages against several US-based Taylor Woodrow subsidiaries totalling £22.7m in November 2006. On 4 April 2007, the judge ruled on post-trial motions filed by Taylor Woodrow and reduced the award to £13.9m. We will be pursuing an appeal, but have provided £15.5m this year against the potential liability including associated costs.

10. Post balance sheet event

On 3 July 2007 the Group issued 563,919,759 shares in consideration for the total equity of George Wimpey Plc. The statutory results of the Group for the six months ended 30 June 2007 therefore exclude trading of the former George Wimpey Plc businesses.

Additional Pro Forma Unaudited Financial Information for Continuing Operations

Basis of preparation

The Group completed the acquisition of George Wimpey Plc on 3 July 2007. The statutory results of the Group for the six months ended 30 June 2007 therefore exclude trading of the former George Wimpey Plc businesses.

To assist investors in understanding the performance of the enlarged Taylor Wimpey plc Group, pro forma primary statements have been prepared, in which the two underlying sets of financial information for the six months to 30 June 2007 for Taylor Woodrow plc ("TW") and the 26 weeks to 1 July 2007 for George Wimpey Plc ("GW"), have been aggregated to illustrate the effect of the merger of TW and GW as if the transaction had taken place on 1 January 2007. The results from the two businesses have been prepared on the basis of the existing accounting policies in the two Groups. In aggregating the two sets of financial information, intra-Group trading and balances between the two entities have not been eliminated. This information has not been audited or reviewed.

The excess of the fair value of shares issued to acquire the GW business over the net assets less book goodwill has been recognised as an illustrative goodwill number. Full acquisition accounting will be performed during the second half of 2007 in which this provisional goodwill number will change due to accounting policy alignments, fair value adjustments on the GW net assets acquired and the recognition of other intangibles. The financial statements for Taylor Wimpey plc for the year ended 31 December 2007 will include the full impact of acquisition accounting.

Pro Forma Unaudited Combined Group Summary Income Statement

for six months to 30 June 2007

	Taylor Woodrow Six months to 30 June 2007	George Wimpey 26 weeks to 1 July 2007	Pro forma Combined Six months to 30 June 2007
	£m	£m	£m
Consolidated Revenue	1,401.9	1,270.0	2,671.9
Cost of sales	(1,170.1)	(1,056.2)	(2,226.3)
Gross profit	231.8	213.8	445.6
Profit on disposal of properties and investments	5.8	-	5.8
Net operating expenses	(99.6)	(54.4)	(154.0)
Share of results of joint ventures	12.2	3.6	15.8
Profit from operations before exceptional items	150.2	163.0	313.2
Exceptional items (Note B)	(101.5)	(16.6)	(118.1)
Profit from operations	48.7	146.4	195.1
Net finance costs	(30.4)	(23.8)	(54.2)
Profit before tax	18.3	122.6	140.9
Tax	4.6	(39.7)	(35.1)
Profit for the period	22.9	82.9	105.8

Pro Forma Unaudited Combined Group Balance Sheet

at 30 June 2007

	Taylor Woodrow 30 June 2007	George Wimpey 1 July 2007	Acquisition Entry	Pro forma Combined 30 June 2007
	£m	£m	£m	£m
Goodwill	362.9	5.4	249.8	618.1
Fixed assets and joint ventures	77.5	64.8	-	142.3
Land	1,867.7	2,360.0	-	4,227.7
Land creditors	(314.3)	(470.7)	-	(785.0)
Other net operating assets	921.2	529.9	-	1,451.1
Tax and provisions	11.3	(85.9)	-	(74.6)
Net pension deficit	(145.5)	(88.8)	-	(234.3)
Capital Employed	2,780.8	2,314.7	249.8	5,345.3
Shareholders' funds	2,072.8	1,788.8	249.8	4,111.4
Minority interests	2.0	-	-	2.0
Net debt	706.0	525.9	-	1,231.9
	2,780.8	2,314.7	249.8	5,345.3

Notes to the Pro Forma Unaudited Combined Group Financial Statements

for six months to 30 June 2007

A. Pro forma combined group segmental profit from operations before exceptional items

	Taylor Woodrow 6 months to 30 June 2007 £m	George Wimpey 26 weeks to 1 July 2007 £m	Pro forma Combined 6 months to 30 June 2007 £m
UK Housing	100.9	162.1	263.0
NA Housing	45.9	8.1	54.0
Spain and Gibraltar Housing	1.8	-	1.8
Construction	1.6	-	1.6
Corporate	-	(7.2)	(7.2)
	150.2	163.0	313.2

B. Pro forma combined group exceptional items

	Taylor Woodrow 6 months to 30 June 2007 £m	George Wimpey 26 weeks to 1 July 2007 £m	Pro forma Combined 6 months to 30 June 2007 £m
Land write down	(86.0)	-	(86.0)
Provision for legal	(15.5)	-	(15.5)
Transaction costs	-	(16.6)	(16.6)
	(101.5)	(16.6)	(118.1)

Exceptional items are defined as items of income and expenditure which are material and unusual in nature and of such significance that they require separate disclosure on the face of the income statement.

As a result of weaker markets in Florida and Southern California and a decision to suspend sales efforts in the high-rise tower division in Florida, a one-off non cash land write down of £86.0m was booked during the period.

As disclosed in our 2006 Report and Accounts, a jury trial in Florida awarded damages against several US-based Taylor Woodrow subsidiaries totalling £22.7m in November 2006. On 4 April 2007, the judge ruled on post-trial motions filed by Taylor Woodrow and reduced the award to £13.9m. We will be pursuing an appeal, but have provided £15.5m this year against the potential liability including associated costs.

£16.6m of one time transaction costs were incurred by George Wimpey Plc as a consequence of the merger. As George Wimpey was identified as the acquiree under IFRS 3, these costs have been expensed. Transaction costs incurred by Taylor Woodrow plc are held on the balance sheet at 30 June 2007.

Shareholder Information

Secretary and registered office
James Jordan
2 Princes Way
Solihull
West Midlands B91 3ES
Tel: +44 (0)121 600 8000
Fax: +44 (0)121 600 8550

Auditors
Deloitte & Touche LLP

Bankers
HSBC Bank plc

Stockbrokers
UBS Investment Bank
JPMorgan Cazenove

Registrar
For any enquiries concerning your shareholding or details of shareholder services, please contact:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Tel: +44 (0)870 162 3103
Email: ssd@capitaregistrars.com

Financial Calendar
2007 interim dividend

Shares quoted ex-dividend on London Stock Exchange
26 September 2007

Record date for interim dividend entitlement
28 September 2007

Latest date for receipt of Dividend Re-Investment Plan mandate forms to be effective for the interim dividend
2 October 2007

Latest date for receipt of notice of withdrawal from the Dividend Re-Investment Plan to be effective for the interim dividend
16 October 2007

Payment date for the 2007 interim dividend
1 November 2007

Despatch date for Dividend Re-Investment Plan share certificates and tax vouchers
22 November 2007

Shareholder Information

Electronic communications
E-comms offers mutual benefits for the company, for shareholders and for the environment.

The company already encourages all shareholders to receive certain company documentation and publications electronically via its website and many have already chosen this method.

At the 2007 AGM shareholders approved an enabling resolution, which allows the company, in due course, to establish e-communications as the normal means of communication with individual shareholders, unless they chose otherwise.

In the meantime, shareholders may elect voluntarily to use e-communications as their preferred means of receiving company material. Shareholders can sign up for this facility by logging onto our website at www.taylorwimpey.com.

On-line facilities for shareholders
You can access our Annual and Interim Reports and copies of recent shareholder communications on-line at www.taylorwimpey.com.

To register for on-line access, go to www.taylorwimpey.com and navigate through to Investor Relations/Shareholder Information, and click on the service you require. To access some of these services you will first be required to apply on-line for a User ID.

Once you have registered for on-line access, you can make on-line enquiries about your shareholding and advise the company of changes in personal details.

Dividend Re-Investment Plan
You can choose to invest your cash dividends in purchasing Taylor Wimpey shares on the market under the terms of the Dividend Re-Investment Plan. For further information on the Plan and how to join, go to www.taylorwimpey.com and navigate through to Investor Relations/Shareholder Information/Dividend Re-Investment Plan.

Scrip Dividend Scheme
The scrip dividend scheme previously available to shareholders of George Wimpey Plc has ceased to operate. Details of the Taylor Wimpey plc Dividend Re-Investment Plan are set out to the left.

Dividend mandates
We strongly encourage all shareholders to receive their cash dividends by direct transfer to a bank or building society account. This ensures that dividends are credited promptly to shareholders without the cost and inconvenience of having to pay in dividend cheques at a bank. If you wish to use this cost-effective and simple facility, complete and return the dividend mandate form attached to your dividend cheque. Additional mandate forms may be obtained from Capita Registrars

Duplicate share register accounts
If you are receiving more than one copy of our Interim Report, it may be that your shares are registered in two or more accounts on our register of members. If that was not your intention you might consider merging them into one single entry. Please contact Capita Registrars who will be pleased to carry out your instructions.

Low-cost share dealing services
We have arranged both telephone and on-line share dealing services for buying and selling up to £25,000 worth of Taylor Wimpey shares. Both services are operated by Capita Registrars. To use the services either telephone +44 (0)870 458 4577 or visit www.capitadeal.com. To deal, you will need to provide your surname, postcode, date of birth and investor code (which can be found on your share certificate).

Taylor Wimpey and 'CREST'
Taylor Wimpey shares can be held in 'CREST' accounts, which do not require share certificates. This may make it quicker and easier for some shareholders to settle stock market transactions. Shareholders who deal infrequently may, however, prefer to continue to hold their shares in certificated form and this facility will remain available for the time being, pending the introduction of dematerialised shareholdings in due course.

Taylor Wimpey share price
Our share price is printed in most UK daily newspapers and is also available on our website www.taylorwimpey.com. It appears on Ceefax (BBC1 page 232, BBC2 page 223 and C4 Teletext page 520) and may be obtained by telephoning the Financial Times Cityline Service, telephone: +44 (0)906 003 4177 or +44 (0)906 843 4177 (calls cost 60 pence per minute).

Gifting shares to charity
If you have a small holding of Taylor Wimpey shares, you may wish to consider gifting them to charity. You can do so through 'ShareGift', run by a registered charity, Orr Mackintosh Foundation Limited. Shares gifted are re-registered into the name of the charity, combined with other donated shares and then sold through stockbrokers who charge no commission. The proceeds are distributed to a wide range of recognised charities. For further details, contact Capita Registrars or approach ShareGift directly on www.sharegift.org/sharegift or telephone them on +44 (0)20 7337 0501.

Personal equity plan and corporate individual savings account
The Taylor Woodrow General and Single Company PEPs and the George Wimpey corporate-sponsored ISA are managed by The Share Centre, 1st Floor, Oxford House, Oxford Road, Aylesbury, Bucks. HP21 8PB. Telephone: +44 (0)1296 414144 Email: info@share.co.uk

Principal Operating Addresses

UK

Plc Head Office
Taylor Wimpey plc
Manning House
22 Carlisle Place
London SW1P 1JA
Tel: +44 (0)20 7802 9888
Fax: +44 (0)20 7963 6355

UK Housing Head Office
Taylor Wimpey UK Limited
Gate House
Turnpike Road
High Wycombe
Buckinghamshire HP12 3NR
Tel: +44 (0)1494 558 323
Fax: +44 (0)1494 885 663

Taylor Woodrow Construction Limited
41 Clarendon Road
Watford
Hertfordshire WD17 1TR
Tel: +44 (0)1923 478 400
Fax: +44 (0)1923 478 401

Spain and Gibraltar

Taylor Woodrow de España S.A.
C/Aragón, 223-223A
07008 Palma de Mallorca
Mallorca, Spain
Tel: +00 (34)971 706 570
Fax: +00 (34)971 706 565

Taylor Woodrow (Gibraltar) Limited
17 Bayside Road
Gibraltar
Tel: +00 (350)78780
Fax: +00 (350)75529

North America

Taylor Woodrow, Inc.
8430 Enterprise Circle, Ste. 100
Bradenton, FL 34202
Tel: +00 (1)941 554 2000
Fax: +00 (1)941 554 3005

Details of all our operating locations
are available from our website
www.taylorwimpey.com

Designed and produced by Identity Limited.
Printed by SP Group.
Printed on 9lives paper stock,
produced with 55 per cent recycled fibre
from both pre-and post-consumer sources.

www.taylorwimpey.com

Registered Office

Taylor Wimpey plc
2 Princes Way
Solihull
West Midlands
B91 3ES

Tel: +44(0)121 600 8000
Fax: +44(0)121 600 8001
Email: twplc@taylorwimpey.com

Registered in England and Wales number 296805

Corporate Responsibility Report 2007

(2 of 5)



TaylorWimpey plc

	Page	Section	Aim	2007 achievements	2008 targets
	2	**Business overview**			
	4	**Our approach**	To operate responsibly and build sustainable homes and communities	Taylor Woodrow and George Wimpey were two of only three housebuilders to score over 70% in a sustainability benchmark	Our high level Corporate Responsibility Committee will continue to ensure that the Company maintains high standards of CR
Our homes and communities	8	**Our homes and communities: Vision and focus areas**			
	9	**Supporting local communities**	To be a good neighbour in the communities in which we operate	Won 10 awards from the Considerate Constructors Scheme for building in a considerate manner	Seek to further improve commur engagement and implement our new charitable policies
	10	**Better by design**	To use design to enhance the homes and communities we build	Received a series of high profile awards for design and innovation	Improve design and build quality all regions in which we operate
	12	**Case study: The Village, Telford**			
	13	**Case study: Oxley Woods, Milton Keynes**			
	14	**Environmental sustainability**	To build environmentally friendly homes and communities	Integrated a wide range of environmental features into our developments	Improve the energy and water efficiency of the homes we build
	16	**Case study: Stamford Brook, Altrincham**			
	17	**Case study: The Bridge, Dartford**			
	18	**Enhancing economic growth**	To contribute to the local economies in which we operate	Contributed over £89.5 million in UK planning obligations as well as providing affordable housing and employment opportunities	Further develop our G2 brand o low cost, high quality housing aimed at first time buyers
	20	**Case study: Grand Union Village, West London**			
	21	**Case study: Modern Ice, San José, California**			
	22	**Customer care**	To provide the highest levels of customer care	Developed new Taylor Wimpey systems and processes	Implement and embed our new customer care practices
The way we work	24	**Employees**	To attract, develop and retain the highest calibre of employees	Focused on open and fair treatment of employees during the merger process	Bring the culture of our former businesses together to create industry leading employee tean
	26	**Health, safety and environmental (HSE) management**	To provide safe and healthy workplaces and minimise environmental impact	Integrated systems and processes and introduced a comprehensive new UK HSE manual	Implement and embed our HSE management systems
	30	**Supply chain management (SCM)**	To maintain effective and fair SCM procedures	Analysed historical approaches to SCM to identify best practice going forward	Integrate our systems and processes as well as reviewing green procurement practices
	32	**Key Performance Indicators (KPIs)**	To provide data on our CR performance	Assessed existing KPIs and started to identify appropriate Taylor Wimpey KPIs	Develop effective CR performance measures

One vision



"We are delighted to introduce Taylor Wimpey plc's first Corporate Responsibility report. This report helps to illustrate our approach and some of the key developments the group has made."

We are delighted to introduce the first Corporate Responsibility (CR) Report as Taylor Wimpey plc. Although this is the first for Taylor Wimpey, Taylor Woodrow and George Wimpey have been reporting since 2002, making strong progress year on year. As Taylor Wimpey we are currently learning from the experience and expertise of each legacy business with a view to introducing best practice going forward and improving our CR performance further.

Our responsibilities
As a major housebuilder, we have a responsibility to build sustainable communities and to take social, environmental and economic factors into account in conducting our business. This is a responsibility we take seriously and this report helps to illustrate our approach and some of the key developments the group has made during the year.

As set out in the Our approach section on page 4, CR helps us to build thriving communities that meet our customers' current and future needs. The case studies throughout this report are a testament to our performance in this area. CR also makes sound business sense, particularly with the UK Government's increased focus on building sustainable homes and communities. Our commitment and track record help us to win high profile tenders in an increasingly competitive market.

Progress
During 2007 George Wimpey and Taylor Woodrow both showed strong performance in CR, as can be seen from being two of the only three companies to score above 70% in the Next Generation Benchmark of housebuilders. This is an achievement we are very proud of.

Going forward
We will continue to be committed to monitoring, reviewing, reporting on and improving all aspects of our CR performanc

As this is the first Taylor Wimpey plc CR report, feedback on this report and suggestions on how to improve our sustainability performance are welcomed.

Norman Askew
Chairman

Pete Redfern
Group Chief Executiv

Our business today

UK housing



● Regional office

George Wimpey

Bryant Homes

G2

Overview

We are one of the largest homebuilders in the UK, with 34 regional businesses and five smaller satellite operations. We operate two core brands, Bryant Homes and George Wimpey.

Bryant Homes properties combine the best of traditional design with the convenience of the new to create safe and secure places to live.

The George Wimpey brand incorporates modern design and contemporary living into each home and offers customers a wide choice of options to personalise their home.

Our G2 brand is specifically targeted at first time buyers and key workers, providing quality one and two bedroom apartments at highly competitive prices.

Spain & Gibraltar



● Regional office

Taylor Woodrow

Overview

We have longstanding operations in Spain and Gibraltar, both of which are branded as Taylor Woodrow.

Our business in Spain is primarily focused on developing sites in popular holiday destinations.

Our Gibraltar business operates in the luxury apartment market.

Group Awards

Housebuilding Innovation Awards 2007
Housebuilding Innovator of the Year in the large housebuilder category

Housing Design Awards
A project winner for Telford Millennium Community, in the prestigious Department of Communities and Local Government, NHBC and RIBA sponsored Housing and Design Awards

Considerate Constructors Scheme
We received ten awards from the Considerate Constructors Scheme including Gold Awards for Victoria Wharf in Cardiff and the Kings Cross Underground Redevelopment

North America housing



taylor morrison
Homes Inspired by You

Taylor Woodrow
Communities

Monarch

● Regional office

Overview

Our business in North America has operations in both the US and in Canada.

In the United States we sell homes under the Taylor Morrison brand in Arizona, California, Colorado, Florida, Nevada and Texas. We also have a land development business which sells lots to other homebuilders using the Taylor Woodrow Communities brand.

Our business in Canada trades in Ottawa and Toronto under the Monarch brand.

Construction

Overview

Taylor Woodrow provides construction and facilities management services throughout the UK and for key customers in selected overseas markets.

The business is focused on selected growth areas – repeat services for 'blue chip' customers, facilities management (FM), rail and infrastructure, and engineering.

Taylor Woodrow

Customer satisfaction
Monarch Homes was named the number one builder for customer satisfaction in Ottawa

Builders Association of Northern Nevada Awards
Our Reno Division won awards for Best Interior Design and Outstanding Sales Person

Greater Houston Building Association's PRISM Awards
Morrison Homes won a number of awards including Small Community of the Year and Sales Manager of the Year

For more information visit www.taylorwimpey.com

Our approach

Corporate Responsibility Committee



Katherine Innes Ker
Non Executive Director
(Committee Chairman)

Pete Redfern
Group Chief Executive

Norman Askew
Chairman

Ian Sutcliffe
Chief Executive
Taylor Wimpey UK

Baroness Dean of
Thornton-le-Fylde
Non Executive Director

Andrew Dougal
Non Executive Director

Taylor Wimpey creates homes and communities in which people want to live, often regenerating the areas in which we build and contributing to the growth of local economies.

As a major housebuilder, we have a responsibility to build sustainable communities and to take social, environmental and economic factors into account in conducting our business. Given society and governments' increasing focus on these issues, it also makes sound commercial sense for us to do so.

Taylor Wimpey plc's corporate responsibility practices outline our approach to the global challenge of sustainable development. Our policies and practices help us to demonstrate high standards of governar manage our business effectively, manag business risk and comply with current ar future legislation.

Crucially, our corporate responsibility als helps us to build thriving communities th meet our customers' current and future needs and to win competitive tenders th increasingly include sustainability criteria The case studies throughout this report a testament to our performance in this a We are also proud to be included in the FTSE4Good and Dow Jones Sustainabi Group indices.

This report, which covers the period fror 1 January to 31 December 2007, aims t provide our stakeholders with details of approach to and performance on the wi range of issues that relate to sustainabili

Corporate responsibility management
Following the merger of George Wimpey and Taylor Woodrow in July 2007, we set up a new Board-level Corporate Responsibility Committee. The Committee is made up of Independent Non Executive and Executive Directors and is chaired by Non Executive Director Katherine Innes Ker.

The committee meets at least three times per year and is responsible for recommending the Company's corporate responsibility strategy, policies, reporting and performance monitoring to the plc Board. The committee's remit includes ensuring that CR strategy and activity are adequately resourced, have appropriate standing within the Company and are aligned to the needs of the business. We regard corporate responsibility as an integral part of good governance.

Our key areas of focus in terms of corporate responsibility are the homes and communities that we build for our customers and the way that we operate as a business.

Sustainability Working Group
We have a Sustainability Working Group in the UK. This group is made up of Directors from business development, land and planning, commercial, design, production and procurement as well as a full time Sustainability Advisor.

Meeting regularly, the group keeps the business informed about emerging legislation, regulation and market developments relating to sustainability and acts as a conduit and advisor to collect and disseminate best practice.

The group is tasked with identifying key issues to address and will advise on and establish programmes to deliver sustainability objectives. This involves engaging with government and key stakeholders, identifying areas where we can deliver enhanced business performance and ensuring that Taylor Wimpey maintains competitive advantage through awareness of and response to sustainability issues.

The group is co-ordinating our approach to delivering homes that can satisfy the various levels of the Code for Sustainable Homes, starting with level three where it is required by our development partners. It is also undertaking research into tackling higher code levels, for example in response to the Government's Carbon Challenge (see page 15). This research is vital in enabling us to map a realistic route to delivering zero carbon homes from 2016.

Governance and ethics
Corporate governance remains a top priority for Taylor Wimpey, as it was for both Taylor Woodrow and George Wimpey. Our new plc Board includes three Non Executive Directors from each legacy business as well as a Chairman. The Board considers that we have continued to comply with all the provisions of the Combined Code on Corporate Governance during 2007.

Following the merger, the Board moved swiftly to adopt the governance, policies and procedures. These will be regularly reviewed by the Board to ensure that they meet the requirements of the Group and each individual business.

Sustainability performance

In 2007, the Next Generation benchmark placed Taylor Woodrow and George Wimpey in the top three UK housebuilders in terms of sustainability performance.

Taylor Woodrow and George Wimpey were in second and third place in the WWF, Insight Investment and Housing Corporation benchmark. We achieved scores of 73% and 72% respectively, in comparison with a sector average of 39%. We are particularly proud of coming first and second in terms of environmental impact.

The report states that we "deserve congratulations" for being within the top three housebuilders in the benchmark.

Referring back to strong performance in the previous benchmark in 2005, the report concludes that Taylor Woodrow and George Wimpey "have maintained their commitment and leadership position, even though the criteria used in this benchmark were more stretching than in the previous one".

We regard corporate responsibility as an integral part of good governance.

Climate change

The increasing threat of climate change is one that we, as a society, can no longer afford to ignore. As a company, Taylor Wimpey needs to understand the possible effects of threats such as rising temperatures, flooding and extreme weather events on our business and, in particular, on the homes and communities that we build for our customers. We also need to focus on reducing our potential impact on climate change as well as being prepared to adapt to changing environmental circumstances.

Ultimate responsibility for climate change issues rests with our plc Board. Pete Redfern, our Group Chief Executive, is a member of the CBI Climate Change Task Force. In addition, Development Director, at George Wimpey East Scotland, Martin Hensman is a member of the Scottish Government's Climate Change Business Delivery Group.

In 2008 we will develop a policy on climate change and investigate appropriate Key Performance Indicators to measure our performance. We will also undertake a flood risk assessment of our landbank.

Potential risks and costs to our business or the communities we build

- Regulatory risks including costs associated with the requirements of the Code for Sustainable Homes and potential future carbon emissions reduction commitments
- Costs from exposure to climate change impacts ranging from flooding, water scarcity and extreme weather events to increased fuel or insurance costs
- Reputational risks including potential public or shareholder activism if we were to fail to address these issues sufficiently
- Competitive risks if we were to fall behind our industry in tackling these issues

Current focus in terms of reducing our impact and seeking business opportunities

- Continue to improve sustainability performance in terms of product, process and procurement, as well as finding practical and affordable solutions to future regulatory requirements
- Continue to design communities to minimise flood risk, integrate sustainable drainage, increase water efficiency, reduce transport emissions, etc.
- Maintain our position as one of the leading house builders in terms of sustainability performance

Since the merger, we have begun a process of reassessing our Company's core values and approach to ethics.

Integration

The integration of our UK and North American businesses has progressed well since the merger. George Wimpey and Taylor Woodrow were well matched in terms of sustainability performance, as can be seen from the Next Generation benchmark of UK house builders, where the difference between our two legacy businesses was just one percentage point (see page 5). As two of only three companies to achieve over 70% in the benchmark, we are in an extremely strong position in terms of sharing past experience and integrating best practice for the future.

In 2007, we focused on analysing our legacy businesses' approach in all business areas, identifying best practice and deciding on how best to move forward. We are now updating our UK and North American policies, procedures and systems and, once this process is complete, we will focus on implementing and embedding these new approaches.

Risk management

One of the most compelling aspects of the business case for corporate responsibility is that it helps us to reduce business risk by identifying a wide range of issues to address. The Corporate Responsibility Committee is tasked with highlighting significant social, environmental and ethical risks and opportunities for the attention of the Board.

During 2007, we continued with the historical risk management processes of our legacy businesses. We also analysed the existing systems and methodologies with a view to integrating best practice and developing a risk management framework that fits our new business size and model. We will introduce this framework in 2008.

Stakeholder engagement

As part of our stakeholder engagement, we work closely with industry bodies such as the Home Builders Federation (HBF) and participate in consultations on industry developments such as the Code for Sustainable Homes, the Calcutt Review and planning issues.

We have also acted as a research partner with the National Trust, Leeds Metropolitan University and Redrow Homes on our Stamford Brook development (see page 16). We are keen to expand our links with academic schools and other organisations working within the environmental sector.

Stakeholder dialogue

We strive to be a responsive company. As part of this, it is vital that we listen to and engage with a wide range of internal and external stakeholders. They help us to understand the impacts of our business as well as the risks and opportunities that we face. Our primary stakeholders are:

- Investors
- Customers
- Employees and sub-contractors
- Residents and other groups in the communities in which we operate
- Suppliers and other business partners
- Local, regional and national government
- Landowners and land agents
- Planners and regulators
- Housing associations
- Trade associations and industry bodies
- Charities, NGOs and other groups interested in sustainable homes and communities

More information about our corporate governance procedures is available on-lin at www.taylorwimpey.com including Term of Reference for our CR Committee and Sustainability Working Group.

Our homes and communities

Vision

We are committed to building sustainable homes and communities. Our focus is on creating places where people want to live now and in the future. Our five key areas of focus are:

Our focus areas

Supporting local communities
Being a good neighbour and engaging with community and other stakeholder groups through consultation, considerate construction and charitable activities

Better by design
Using design to create high quality, cost effective, attractive and appealing homes and communities that meet our customers' needs and wants as well as enhancing the local area

Environmental sustainability
Striving to build homes that are ever more energy efficient as well as reducing the environmental impact of our operations at both a local and global scale

Enhancing economic growth
Making major contributions to the local economies in which we build through regeneration schemes, affordable housing, improved infrastructure and increased local employment

Customer care
Providing the highest levels of customer care and making our customers' house buying process as simple, straightforward and enjoyable as possible

Supporting local communities



1	2	3	4

We aim to be a good neighbour in the communities in which we operate. Community and stakeholder consultation is a key part of creating sustainable communities. We also engage with and support community organisations and seek to be a considerate housebuilder during construction.

In addition, during 2007 Taylor Wimpey plc donated a total of £193,180 in the UK and Europe and £177,521 in North America to charity, including £26,760 to match funding raised by Taylor Woodrow employees in the UK. Following the merger, we revised our charitable policies for the UK and North America.

1. Building for charity
In 2007, our Reno Division designed and built a playhouse for a charity auction to support the Builders Association Charity (BAC) in Northern Nevada. BAC provides much-needed assistance for local families who are struggling with the effects of severe illness or financial adversity. The playhouse, which replicates the V8 café in the Disney film Cars, won the award for Best Design and Theme. Our time and materials were valued at $12,000.

2. Supporting sustainability
Taylor Wimpey was the main sponsor of Sustainable Communities 07, a conference supported by the Sustainable Development Commission and other organisations. Ian Sutcliffe, our UK Housing Chief Executive, spoke about sustainability being at the heart of future housebuilding. He talked about the importance of integrating the broader social and economic aspects of sustainability – including affordability and a mix of tenures – rather than focusing solely on building greener homes. Two of our Directors also led a masterclass on our experience of building sustainable communities in Greenwich and Telford.

3. Community on the Curriculum
We undertake regular safety talks and other initiatives with schools close to our UK developments. Another initiative is our Community on the Curriculum programme for schools, which engages children in activities at local sites and teaches them about subjects ranging from eco homes to designing communities. For example, pupils at Muirhouse Primary School in Motherwell took part in The Great Eco Challenge. The children learned about building eco-friendly homes and recycling. They also conducted a wildlife study at our Excelsior Gardens development with the help of Wildlife Watch, the junior division of the Wildlife Trust.

4. Supporting local schools
In 2007, HRH Prince Charles visited Hollybrooke School in Glasgow, a special needs secondary school, to see a new ICT suite and resource library funded by Taylor Wimpey and other Scottish Business in the Community member organisations. We carried out around £14,000 worth of joinery and electrical work for the project, which was designed to enhance pupils' educational experience and potential employability.

5. Considerate construction
Our projects won 10 Considerate Constructors Scheme (CCS) awards in 2007, including Gold Awards for the Kings Cross Underground Redevelopment and, for the second time, our Victoria Wharf development in Cardiff. Our construction company Taylor Woodrow, which won seven of the ten awards, is an Associate Member of CCS and registers all sites with the scheme. We are encouraging all of our regional UK housebuilding businesses to register their sites with CCS from 2008 onwards.

6. Community consultation
We engage with local communities and other stakeholders at a very early stage in the development process and focus on involving them in the decision-making process as well as keeping them informed of developments. Case studies on The Village, Telford (page 12), Stamford Brook (page 16) and Grand Union Village (page 20) provide some examples of our approach to consultation. Taylor Woodrow drafted a Public Consultation Strategy prior to the merger and we will reassess this in 2008.

Further details of our charitable policies are available on-line at www.taylorwimpey.com

Better by design

How we design our homes and communities and the construction methods and materials that we use have a major impact on cost effectiveness, customer appeal and sustainability. High quality design is vital in building visually attractive and vibrant communities where people want and can afford to live.

We take a comprehensive range of factors into account when designing homes and communities. These extend from architectural quality, character and layout of the development to encouraging social interaction, health and well being, safety and environmental issues. Taking social, environmental and economic factors into account at the earliest stage helps us to create more cohesive communities that are cost effective, efficient to build and address sustainability criteria.

We increasingly use innovative construction materials and techniques. We won three awards at the Housebuilding Innovation Awards 2007 and two awards at the Homes for Scotland 2007 Innovation Awards.












1
3
4
2

1. Award winners
In 2007, George Wimpey City's spectacular Falcon Wharf development was named joint winner of the Apartment Building of the Year in the British Homes Awards and Best High Rise Residential in the London District Surveyors Association's Built in Quality Awards. This 17-storey riverside development was designed by renowned architect James Burland and features four curved towers of glass, steel and timber. Our Great Northern Tower development in Manchester was among the winners in two architecture categories of the UK Property Awards 2007.

Meanwhile, design by Malcolm Fraser Architects of Bryant Homes East Scotland's Princess Gate development was one of two winners in the Residential category of the Scottish Design Awards 2007. This development was one of seven projects shortlisted for the prestigious Royal Incorporation of Architects in Scotland (RIAS) Andrew Doolan Award for the Best Building in Scotland 2007. Princess Gate also received a commendation in the Saltire Society's Housing Design Awards 2007.

2. Reflecting our surroundings
While some of our developments are designed to stand out from the crowd, many need to blend in with the local surroundings. One such example is Wilberforce Court in the grounds of Holwood House in Keston, Kent, where William Pitt the Younger once lived and William Wilberforce vowed to fight slavery. Built on the crescent shaped footprint of Seismograph's former headquarters, the homes reflect the style of the main house.

We worked closely with English Heritage, English Nature and the local authority on an extensive management plan for the 75 acres of protected woodland around the homes, which include important biodiversity and archaeological features such as a medieval tile kiln.

3. Designed for quality of life
In 2007, the Prince's Foundation and HBF chose 11 UK schemes by major housebuilders for special recognition for design quality. The selected developments follow the Foundation's design principles of helping to improve quality of life for residents and being energy-efficient. Our two developments praised by the Foundation were George Wimpey's Westoe Crown Village in Tyne and Wear and Taylor Woodrow's Grand Union Village (see page 20).

4. Developing a new house type range
During 2007, we used our expertise from our legacy businesses to develop a Taylor Wimpey preferred house type range. This will have to appeal to our customers, respond to regional planning requirements, be efficient from a business perspective and be capable of meeting level three of the Code for Sustainable Homes. We are looking at all aspects of product and process in designing these homes. This includes design and construction quality, construction methods, health and safety, supply chain management, environmental considerations and affordability as well as what our customers need and want from their homes and communities. All of these homes will integrate the principles of Lifetime Homes to improve accessibility and cater for the changing needs of our customers. The homes will also comply with Secure by Design principles.

5. Planning for sustainable development
In 2007, Taylor Wimpey produced a guide to delivering sustainable development for all of our UK land and planning teams. The document explains the UK Government's sustainability agenda and goes on to identify and discuss the principal issues of sustainable development in the context of housebuilding. It includes sections on topics ranging from the implications of climate change to the business benefits of delivering sustainable development. We will take this initiative further in 2008.

6. Rewarding best practice in design
Prior to the merger, Taylor Woodrow held its inaugural Design Awards in conjunction with the Commission for Architecture and the Built Environment (CABE). The awards recognise the importance of design and encourage our regional businesses to compete in terms of design excellence. The judges assessed nominations against CABE's Building for Life criteria and the winners were Marton Campus, Middlesbrough and Telford Millennium Community.



The Village is one of English Partnerships' seven Millennium Communities, which are designed to demonstrate best practice in social and environmental sustainability. We are currently involved in two other Millennium Communities – Greenwich Millennium Village and The Botanic development in Manchester.

Bryant North Midlands is building around 600 homes at The Village, of which 30% are affordable. The first residents are expected to move in to their new homes in early 2008.

The Village won two prestigious design awards in 2007: a Housing Design Project Award and Best Innovation in Design at the Housebuilding Innovation Awards.

The development integrates elegant and contemporary design, modern construction techniques and energy-efficient materials. All homes are being built to EcoHomes 'excellent' standard and will be highly energy and water-efficient.

The Village is situated on brownfield land that, through dereliction, had become an important wildlife habitat pockmarked by a legacy of abandoned mineshafts and spoil heaps. A Sustainable Urban Drainage System is nearing completion, following remediation work and the relocation of rare wildlife species. The finished development will include a nature conservation area, wildlife corridors, a lake and a large amount of green space. Every home will also have a garden, balcony or roof terrace.

Other facilities will include a civic square as well as office, retail and leisure units. The Village will also have children's play areas and sports fields. Most homes will provide home office facilities and all will integrate cabling for computer and audiovisual technology.

The Village has adopted Home Zone design principles to provide street layouts that share areas between pedestrians and cars. Housing layouts are built to Secure by Design principles and all homes will meet the Housing Corporation's Scheme Development Standards (SDS) on minimum space standards and accessibility for the elderly or disabled. The development is registered with the Considerate Constructors Scheme.

Other features include recycling facilities and water butts for all homes. There will also be improved bus services, new footpaths and new cycle paths.

Extensive public consultation has taken place including design workshops and events to ensure local community involvement in the design of the site. A Community Development Trust is being set up to encourage social interaction and there is an information centre, a regular newsletter and a hotline to keep people informed.




The Village, Telford
600 homes
Award winning



"As a Millennium Community, the development offers the latest thinking in urban planning, outstanding design and extensive community consultation. This has been at the heart of the planning process, with local people inputting their views on issues ranging from the layout of the development to the community facilities that are most needed."

Marie Monk-Hawksworth
Regeneration Manager for English Partnerships









Oxley Woods, Milton Keynes

145 energy-efficient homes

Award winning

"I've never lived in anything like this before, and the shapes of the properties, the colours and the materials really appeal to us because they are so different from the standard concept of a home. The properties at Oxley Woods are like those you see on 'Grand Designs', only these have been created by George Wimpey, so we haven't had the hassle of having to design, plan and build our own!"

Lee Corrigan
Homeowner



George Wimpey South Midlands started building 145 innovative and energy-efficient homes after being awarded the Oxley Woods site in the UK Government's Design for Manufacture competition. The homes are designed by internationally acclaimed architects Rogers, Stirk, Harbour + Partners (formerly the Richard Rogers Partnership).

Of the 145 homes, 56 are being built to Design for Manufacture's challenging requirement of a construction cost of £60,000 or less for a typical three bedroom house. We are providing 43 affordable homes and a further 25 homes will be sold under the First Time Buyer's Initiative (see page 18).

We received three awards in 2007 that relate to this development: Best Innovation in the use of Material and Products and Housebuilding Innovator of the Year (large sized housebuilder) at the Housebuilding Innovation Awards, plus being named Property Developer of the Year by Milton Keynes and North Bucks Chamber of Commerce.

The homes will achieve EcoHomes 'very good' and the maximum National Home Energy Rating. All homes also include an 'EcoHat' which provides passive solar air warming, cooling and ventilation as well as having the option of providing solar water heating.

Homes at Oxley Woods were built to far exceed 2002 Building Regulations, the prevailing regulations at the time. They produce 27% fewer carbon dioxide emissions than a conventional new house of a similar size built at the same time. This reduction rises to almost 40% with the inclusion of the EcoHat with every home and to 50% when the EcoHat is also used for hot water.

We have a sustainability education centre and an eco-friendly show home with features such as bedside tables made from washing machine drums and cushions woven from seatbelts.

Oxley Woods also features communal gardens and open spaces with trees and lots of greenery. All homes will have water butts and we have developed a Sustainable Urban Drainage System for the site as a whole.

All units are built to Lifetime Homes and Secure by Design standards. The development adheres to the 20 principles of the Building for Life standard, which encourages character, good transport links and streets that prioritise pedestrians and cyclists over cars.

To meet the Government's rigorous budget requirements, we used modern methods of construction and precision engineering. Much of the homes are prefabricated and can be assembled on site in a swift 31 days.

Homes are selling well and this radical and innovative site is teaching us a great deal about design, energy efficiency and customer opinion on sustainability issues.

www.oxleywoods.com

Environmental sustainability




citycar

We take environmental issues into account in the way that we prepare and use land for our developments, in how we build our homes and in the materials and techniques that we use. Due to current building regulations, homes built today are significantly more energy-efficient than older housing stock. This significantly reduces carbon emissions and our customers' energy bills. We also built 2,417 homes to EcoHomes standards in 2007 and started to build our first homes to level three of the Code for Sustainable Homes.

We regularly turn disused, neglected or contaminated land into thriving new communities. Many of our sites integrate green spaces or wildlife areas and involve conservation work. Our comprehensive environmental management system (pages 26 to 29) means that we protect the local environment as we build and our procurement practices (pages 30 to 31) lessen our impact on the global environment.


1
2
3
3
4
5

1. Steiner Ranch
Steiner Ranch is a Taylor Woodrow community in Austin, Texas. Just over a third of the development's 4,800 acres is open space, including 819 acres of endangered species preserve. The preserve will help to protect local flora and fauna including two endangered species of songbird. Homes are designed around mature native trees and surrounded by nature, while reclaimed water is used for irrigation.

2. Green transport
We often produce green transport plans for our UK developments. We regularly pay for the diversion of local bus services through sites and use Home Zone principles to design street scenes around people rather than cars. A number of our developments include cycle storage facilities or car share schemes, such as at Grand Union Village (see page 20). Providing mixed use communities with shops and other facilities for residents also helps to reduce the need to travel.

3. Responsible water use
We use water-efficient fittings and other water conservation techniques at a growing number of developments. In North America we increasingly use reclaimed water for irrigation purposes, for example at our Jacksonville Division's Sevilla and Chestnut Ridge communities. Sacramento's Mirabela community uses drought tolerant landscape plants at its model home complex and Modern Ice (page 21) will also integrate drought resistant planting. As required by law in the county of Calvia, Taylor Woodrow de España's developments at Las Olas and Cala Vinyes in Mallorca also integrate greywater re-use facilities for flushing toilets and watering residents' gardens. A number of our UK developments provide water butts for residents while our planned Botanic development in Manchester will harvest rainwater for irrigation of its innovative 'green walls'. A significant proportion of our UK sites integrate Sustainable Urban Drainage Solutions.

4. Evergreen housing
Monarch finalised plans in 2007 to build the largest environmentally friendly low-rise residential community in Canada. Known as Evergreen, the development will provide 196 homes in Toronto that are built to the LEED-H and Energy Star green rating systems. Evergreen will help us to gain expertise and test the economic viability and consumer appeal of environmentally sensitive homes. A number of our other Divisions in North America also build homes to Energy Star or an equivalent ratings system.

5. Renewable energy use
All of our customers receive green energy from British Gas and Scottish Power (although customers are, of course, entitled to change energy supplier). We increasingly integrate renewable energy sources into our developments. An example of this is Park 25 in Redhill, Surrey where a biomass boiler provides around 18% of the development's total energy demand. Other developments, such as The Parks in Bracknell, offer solar hot water panels as an optional extra and Filomena House is the first development in Gibraltar to be designed with solar heated water.

6. Reducing waste
As well as reducing waste during our construction process (see page 26), we are als often involved in initiatives to reduce domestic waste. We support local authorities' recycling schemes and provide additional recycling or composting facilities on some developments.

7. Designing zero carbon homes
In 2007, we were among seven developers shortlisted for building the first English Partnerships 'Carbon Challenge' scheme aiming to achieve level six – the highest level – of the Code for Sustainable Homes. The Government's Carbon Challenge requires zero carbon homes with cutting edge high quality design that are also economically viable on a commercial scale. Preparing designs for the site at Hanham Hall in Bristol has given us the opportunity to explore the implications of achieving the highest level of the code and has taught us an immense amount that we can apply elsewhere.

EcoHomes built


333
1,312
454
318
Excellent rating
Very good rating
Good rating
Pass rating

2,417 Homes built to EcoHomes standards





Evergreen™
IT'S OUR NATURE.

Evergreen, the largest environmentally friendly low-rise residential community in Canada







"We see the results and benefits of a broad and diverse partnership working together to deliver a single vision – a sustainable housing development which is already influencing building regulations in the UK, and setting standards for both government and the house building industry in the delivery of low/zero-carbon housing over the next decade."

David Houston
National Trust Area Manager, Cheshire





Stamford Brook, Altrincham

710 homes

Award winning

Bryant North West is building 710 homes in Stamford Brook in conjunction with Redrow Homes and the National Trust. We are building a wide mix of house and apartment types on land that was part of the National Trust's Dunham Massey Estate. There will be 79 affordable homes.

From the start, the National Trust was determined that Stamford Brook would be "an exemplar of sustainable development" and we have worked in partnership to achieve their aspirations for the site.

Homes are designed to be energy-efficient and reduce carbon dioxide emissions. They are extremely well insulated with a high level of air tightness as well as having heating and ventilation systems that minimise emissions. The homes are water-efficient, designed to maximise solar gain and use materials from sustainable or renewable sources.

The development blends in with the landscape setting and reflects the traditional building forms of the local area.

Stamford Brook provides a major field trial for a DCLG Partners in Innovation project. Leeds Metropolitan University has been investigating how volume housebuilders can improve the energy efficiency of masonry dwellings on a commercial scale. Their findings will be used to improve future building regulations.

All homes will have water butts, compost bins and recycling facilities. The design of the development encourages walking, cycling and use of public transport over cars

Extensive biodiversity work on site includes the largest river restoration project in England – the re-alignment of a local river to increase flood defences and improve ecological value. The site also integrates a Sustainable Urban Drainage System.

A series of wildlife and native habitats are being established. This will involve the regeneration of a community woodland with native trees and shrubs as well as wildlife corridors, footpaths, cycle paths and children's play areas.

Stamford Brook is Considerate Constructors Scheme accredited and we also visited local schools to provide safety awareness information.

A Community Liaison Officer ensured that the local community's views were represented during the masterplanning process and the project co-ordinator continues to provide an important link between the development partnership and the community. A regular newsletter keeps local residents informed of developments and a Community Association has been set up as part of a long term governance model for the community.

George Wimpey South East is building 1,134 homes at The Bridge in Dartford, which is part of the major regeneration of the Thames Gateway. Built on brownfield land, this mixed use development will include shops, cafes and a range of community facilities. Office space and a science and business park will contribute to the creation of 7,500 new jobs in the area.

Designed by Hemingway Design and architects Broadway Malyan, the development will include a mix of contemporary housing styles. We are providing 340 affordable homes and additional properties via the First Time Buyer's Initiative (see page 18).

The homes are being built around existing mature trees and a series of new greenways and blueways that will create additional wildlife habitats. Homes will be surrounded by 80 acres of public space that will include a Sustainable Urban Drainage System, parkland, a nature reserve, reclaimed lakes, play areas and sports facilities. The residential area of the site has also been raised to minimise the risk of flooding.

The first phase of 235 homes is well under way. Affordable units will achieve an EcoHomes rating of 'very good' with other homes receiving a 'good' rating. Future phases will be built to level three of the Code for Sustainable Homes. In addition, we will build an Eco Village of around 50 homes to EcoHomes 'excellent' standard and integrate sustainability features such as solar power and rainwater recycling.

The landscaping of the site will encourage our residents to spend time outside and meet their neighbours in a series of pocket parks. There will be innovative seating and play areas as well as communal barbecue facilities and public art.

The development integrates Home Zone principles and encourages cycling and walking. Dartford will also benefit from improved cycling and pedestrian routes as part of the Connect2 project. Organised by sustainable transport charity Sustrans, Connect2 won £50 million of lottery funding after a public vote in 2007.

The community building will include a two form primary school as well as a youth centre, community meeting room, crèche, nursery, library and facilities for health and social care. A job shop has opened on the site to encourage local employment.

A dedicated Fastrack bus service has been introduced to connect with Dartford town centre and local amenities such as Ebbsfleet International Station. Residents will travel for free to Dartford and Bluewater in order to encourage public transport use and reduce the need for car journeys.

Homes will have wireless broadband facilities and access to real-time public transport schedules. A proportion of the homes will be designed to accommodate home offices.

www.thebridgedartford.co.uk


The Bridge, Dartford
1,134 homes
Award winning

"Unbelievably, it's 52 months since we were contacted by George Wimpey to become part of the team bidding for the former Joyce Green Hospital site off Bob Dunn Way. When we visited the site for the first time, we were gobsmacked by the potential of this brownfield site and put everything into winning the competition. We are glad we won and now, seeing the progress on the site, 52 months seems like nothing!"

Wayne Hemingway
Hemingway Design



Enhancing economic growth

The communities that we build can provide a major boost to local economies. We are increasingly involved in large scale urban regeneration projects and mixed use developments. We also provide much needed affordable housing throughout the UK and make significant contributions to infrastructure and community services.

In 2007, we built 3,060 affordable homes in the UK. We have a dedicated team of in-house experts to deliver affordable housing and work closely with housing associations and other bodies to ensure that affordable units are integrated effectively into our developments.

We also provide significant employment opportunities in the areas in which we operate. The majority of employees and contractors that we recruit come from the local areas around our offices and developments. We also run a series of schemes to encourage people into a career in housebuilding.



1
3
4
2
5

1. Local employment opportunities
Our Raploch development in Stirling is in a deprived area with high unemployment. We have committed to taking on 25 apprentices and 100 construction operatives as well as providing construction training for 100 individuals. We already employ three female apprentices as part of an initiative to encourage women into construction. In addition, we are committed to using local suppliers and sub-contractors and assisting them in meeting our sub-contractor vetting procedures. In 2007, we helped local tradespeople to tender for work on the construction of Raploch's resource centre. This centre will have a dedicated employment manager to provide information on training, employment and other local business opportunities.

2. Helping people onto the property ladder
G2 provides high quality apartments for first time buyers and key workers with a price tag that is normally less than £100,000, thanks to efficient use of land and modern methods of construction. We built our second G2 development in 2007 and 70% of the homes sold within one day. Elsewhere, having previously focused on the luxury end of the market, our Gibraltar business has introduced an 'affordable plus' product. It aims to help local residents and workers to buy their own home in what is otherwise a prohibitively expensive market.

3. Supporting first time buyers
We support English Partnerships' First Time Buyers' Initiative (FTBI), which provides mortgage assistance for eligible first time buyers. By the end of 2007, we had sold 212 FTBI homes across eight of our developments and signed up to sell homes under the scheme at a further 12 developments.

4. Community benefits
Our construction business, Taylor Woodrow, is involved in projects that provide numerous community benefits, such as leading a consortium to deliver a £320 million school buildings programme in Sheffield. Another example is Sandwell Homes in the West Midlands, where we are working in partnership to refurbish 10,000 council homes in close consultation with the local community and other stakeholders. During 2007, this project won a Silver Award from the Considerate Constructors Scheme and was shortlisted for Contract Journal's Longterm Partnering Award and Building Magazine's Regeneration Awards.

5. Construction training
We run a New Entrants into Construction Programme with Scottish Enterprise to help tackle skills shortages. Employers offer worl placements for the long term unemployed with a view to full-time employment and training is provided to develop interview anc on-site skills. Since the NECP initiative start in late 2006, we have helped deliver 134 training placements. Of this number 77 full-time job offers have been made so far, while 40 individuals were still undergoing training at the end of 2007.

6. Urban regeneration
Our Ardler Village redevelopment of a rundown housing estate in Dundee continu to win awards in 2007 when it was named Regeneration Project of the Year in the Britis Homes Awards. According to the judges: "It i a massive scale regeneration that is having big impact. What a transformation."

7. Enhancing local communities
In 2007, we contributed just over £89.5 million towards infrastructure improvements and a wide range of community facilities through UK planning obligations known as Section 106 agreements in England and Section 75 agreements in Scotland. We also agreed to substantial in kind contributions over and above this figure.

2007 Sections 106 and 75 Agreements
A breakdown of the above contribution (£89.5 million) is set out below.



Affordable Housing Contributions
Education
Public Transport
Public Open Spac
Leisure Facilities
Highways
Public Art
Community Buildi
Commuted Sums
Other

This funding has a massive impact on local communities. For example, our contributior for Great Western Park in Didcot include:

- Two new primary schools, an extension to an existing primary school and a new secondary school
- Major road improvements and public transport links
- Two community centres, land for a health centre and extension of the town's existing library and civic centre
- Extensive indoor and outdoor sports and recreation facilities as well as children's play areas and 153 acres of public green space





Considerate Constructors Scheme

Silver Award 2007


SOLD



Grand Union Village, West London

Bryant Homes London is building 850 homes in a major mixed use development alongside the Grand Union Canal in Northolt, West London. A total of 333 will be affordable homes.

In 2007, the Prince's Foundation and the Home Builders Federation recognised Grand Union Village for the quality of its design. They praised our urban village development for adopting community design principles that contribute to energy efficiency and help improve quality of life for people who live here.

We undertook extensive bioremediation work on this former industrial site. We also saved an estimated 22,000 lorry journeys and their associated noise and pollution by reusing and recycling materials from existing buildings on the site.

The homes built so far have achieved EcoHomes 'good' standards, while the phase 11 homes that are now under construction will reach EcoHomes 'very good' with a target of 10% of energy demand provided by renewables. The majority of homes are also Lifetime Homes compliant.

We have appointed a green travel co-ordinator and produced a travel pack for residents. A CityCarClub car sharing scheme allows residents to hire one of the club's three cars when they need it, rather than owning one of their own. The number and type of vehicles available will increase as the community grows. The development is also designed to Home Zone principles and all properties have access to bicycle storage.

There is a Community Development Trust to encourage social interaction among residents and the village's community facility opened in 2006. The local community were involved in the planning process and continue to be kept informed.

We have begun biodiversity work to enhance the canal as a wildlife corridor and are introducing around 400 ornamental shrubs and trees. Over a third of the site is public open space including landscaped grounds, a large ecological area, playing fields and children's play areas.

Other existing or planned facilities include a medical centre, nursery, leisure club, restaurant, supermarket, shops and newly opened marina with around 20 berths for narrow boats.

We have run a series of competitions and educational programmes with local schools, and have taken on a number of high school students in a work placement scheme.

According to the Prince's Foundation, Grand Union Village "has completely transformed a 54-acre brownfield site in Northolt into a vibrant and diverse canalside community".

www.bryant.co.uk/grandunionvillage





Grand Union Village, Londo

850 homes

Award winning



"We were impressed with the integration of community facilities at Grand Union Village along with a move away from car-dependent housing. The design of the development also creates a real sense of place with care taken to provide open space and accessible amenities to the residents including shops, a nursery and proposed restaurant."

Hank Dittmar
Chief Executive of The Prince's Foundation








Modern Ice, San José, California
200 homes
Award winning

"Selling the affordable units at the Modern Ice development has been a very positive experience. I look forward to our continued partnership and future commitment to provide affordable housing opportunities for San José residents."

Brandi Hoffman-Ooka
Senior Development Officer, Department of Housing, City of San José



Our Bay Area Division in California is building a 200 home townhouse community in the San José neighbourhood of Luna Park. The name of the community reflects the site's former use as the Modern Ice and Cold Storage refrigeration and cold storage plant, which operated in the neighbourhood for over 75 years.

The new homes will help to support economic redevelopment of the local area that is being championed by the San José Redevelopment Agency. Forty of our homes are designated affordable units as part of the City of San José's Inclusionary Housing Program. This has made it possible for low- and moderate- income first-time homebuyers to purchase a new home in central San José. Taylor Morrison and City staff also worked together to help secure an additional US$1.2 million in down payment assistance funds for first time homebuyers at the development.

All refrigeration equipment in the pre-existing plant was removed and the remaining refrigerants were remediated. Waste materials from the site were recycled in accordance with strict San José City guidelines.

All of the homes are certified to comply with the stringent California Energy Code. Our compliance is supported by the use of energy-efficient appliances; low emissivity 'Low-E' glass windows; insulated hot water pipes; air conditioning units with a higher seasonal efficiency rating (SEER) of 14.0; energy-efficient lighting and water-efficient low flush toilets.

The landscaping of the community uses only drought resistant plants and irrigation systems will use recycled water. In addition, a series of bio swales throughout the site filter and clean water before it enters local creeks via the storm drain system.

We are also developing a 1.3 acre public park for the benefit of the local community. It will be known as Luna Park – the name of a popular amusement park of the early 20th century that was the focal point of the neighbourhood – and will be dedicated to the City of San José. The park will include a play area, picnic areas and landscaped open space.

Modern Ice is close to major employment centres of the South Bay area and bus routes run close to the community.

Customer care


home
buying experience ›
podcasting
online ›
design
appointment guide ›


NHBC
Pride in the Job



We aim to provide the highest levels of customer service and product quality. House buying can be a stressful process and we aim to make it as simple, straightforward and enjoyable as possible for our customers.

During 2007, we focused on reviewing the UK systems and processes in place in Taylor Woodrow and George Wimpey and then integrating best practice systems on customer care for implementation in early 2008. We are mapping out a very clear customer journey and customer promise as part of this process.

In North America we ran a series of best practice conferences to learn from the customer care experience of our legacy businesses. This consultation process will inform the development of core practices and guidelines.

2008 will see the introduction of the new systems and processes in the UK and North America as well as implementation and training programmes to support these new approaches.






Education
Centre


1
3
4
4
2
2

1. On-line help for customers
A number of our North American Divisions have introduced an interactive Web site to guide customers through the homebuying process, manage expectations and improve communication. Customers can use an interactive floor plan to start planning the fixtures and fittings for their home on-line before meeting one of our designers. The Web sites also use video and podcasts to explain the purchase process, construction stages, features of the home and the completion and warranty processes.

2. Pride in the Job Awards
In 2007, Taylor Wimpey site managers won 65 Quality Awards, 20 Seals of Excellence and four Regional Awards in the NHBC Pride in the Job awards, which reward the highest levels of professionalism on site. Three Supreme Award winners will be announced in early 2008. In 2007, site manager Steve Vorres received the 2006 multi-storey category Supreme Award for the second year running for his "exceptional" site management work at Victoria Wharf in Cardiff. Mike Crawford was named runner up in the large builder category for his site at Meadowbrook, Trowbridge. Steve Vorres and Mark Howard also won silver medals in the 2007 CIOB Construction Manager of the Year Awards. Mark won his medal for his work on the East London Line.

3. Award winning customer service
In 2007, Monarch Homes was named the number one builder in terms of customer satisfaction in Ottawa, Canada. The influential JD Power and Associates survey measures customer satisfaction throughout home purchase and early ownership. Home owners rank their housebuilder on a range of areas including customer service, sales staff, design, quality, home readiness and after sales service. Monarch is also one of the top three builders in the JD Power customer satisfaction survey of new condominium buyers in the Toronto area.

4. Customer information
We provide information packs for customers that include details of the energy efficiency and environmental features of their home. These packs will be revised in 2008 to include more information to help customers reduce their impact on the environment. We increasingly provide sustainability information in marketing brochures for new developments, to help customers understand these issues and explain how we tackle them. Our marketing pack for The Parks in Bracknell, for example, describes a wide range of social and environmental features from landscape design that encourages people to get to know their neighbours to conservation work that has enhanced biodiversity on the site. We have taken a step further at innovative developments such as Oxley Woods, where we show visitors around our sustainability education centre and an eco-friendly show home.

5. Benchmarking performance
During 2007, we have worked closely with the NHBC and HBF to introduce their customer survey processes in our UK businesses from 2008. This will allow us to benchmark our performance against our housebuilding industry peers. These customer surveys, which will replace our current internal surveys, will assess satisfaction levels at two and then nine months after completion.

Further details of our approach to customer care are available at www.taylorwimpey.com. For additional information, www.taylorwimpey.com provides links to all of our consumer Web sites. Please see page 32 for our customer care related KPIs.

The way we work

We have comprehensive systems and processes in place to ensure that we manage our business effectively and responsibly. This section outlines our approach to how we treat our employees as well as our approach to HSE and supply chain management.

Employees

Whilst the merger between George Wimpey and Taylor Woodrow had significant business benefits it has also been the main employee issue of 2007. Mergers involve difficult employee decisions and our focus throughout the merger process was on being open and fair as well as making decisions and communicating with employees as quickly as possible. The merger took place on 3 July. By the end of the month, every employee knew whether he or she would have an ongoing role in the combined organisation.

A total of 256 employees were made redundant in the UK during 2007 and a further 220 will take effect during 2008. All of them received above the minimum statutory requirement in terms of pay and notice. The majority of redundancies were due to four office closures and one head office closure due to a duplicate function. We retained 37% of the employees from these offices and found them jobs elsewhere. We did our best to make relocation as straightforward, flexible and financially viable as possible for employees.

We provided outplacement consultancy for everyone facing redundancy. Employees had access to advisors who helped them with job applications, interview training and other aspects of careers advice. A job shop and job club were provided at the largest office facing closure.

In North America, there were 197 redundancies as a result of the merger and difficult market conditions. Most redundancies were due to merging the offices of Morrison Homes and Taylor Woodrow North America in six areas of the US. We provided outplacement consultancy similar to that offered in the UK. We then focused on teambuilding work and events to bring continuing employees together as strong teams in the merged business.

Following the merger, we undertook an in-depth employee consultation process to develop a vision for our North American business. This consisted of a series of focus groups throughout North America and an on-line employee survey. The results were extremely positive. The insights we gained helped us to develop guiding principles for our company and to create an employee commitment statement that sets out our responsibilities to and expectations of our employees.

Targets

During 2008 we will work on bringing the cultures of our two legacy businesses together to create industry leading employee teams. We will continue to launch and implement our updated systems, processes and policies that integrate best practice from both businesses. Employee training and development will be a crucial part of this.



Tackling skills shortages ↓

We have a number of schemes in the UK and North America to encourage people to choose a career in housebuilding and to develop the skills of those who are already working in our industry. In 2007, we employe[d] 540 apprentices in our UK housing businesses. We also sponsored 53 year out placements for students studying for professional degre[es] such as civil engineering or surveying. Anoth[er] of our initiatives involves recruiting high achieving graduates and providing intensive training and support with the intention that they reach regional Board Director level with[in] five years. We will recruit at least 12 new graduates for this scheme in 2008.

83%

of UK housing direct employe[es] passed the Construction Skil[ls] Certification Scheme test by October 2007



Ensuring a competent workforce ↓

We are working towards our workforce being fully carded under the Construction Skills Certification Scheme (CSCS). CSCS cards provide proof of competence for anyone working on UK construction sites and will be required of all housebuilders by 2010. This scheme helps us to achieve key business priorities of health and safety, skills development and customer care. By October 2007, 83% of direct employees and 69% of indirect employees were CSCS carded. We aim to reach 100% compliance during 2008.


TaylorMorrison

Employee roadshow ↓

In November 2007, we launched a human resources roadshow that travelled to each of our North American Divisions. This provided employees of our newly merged business with information on all aspects of human resources from updated corporate policies to benefits and employee welfare. The roadshow also looked at our mission, guiding principles, employee commitment statement and what it means to work for us.



Helping people get back to work ↓

Taylor Wimpey is a national partner of Business in the Community's Business Action on Homelessness initiative. Working in partnership with government and homeless agencies, this charitable initiative seeks to help homeless people find employment and achieve independent living. In 2007, we provided work experience for 14 homeless individuals on UK sites and plan to have completed 50 placements by June 2008. Please see page 18 for other examples of initiatives we run in the local communities in which we operate.



Builders of the future ↓

Our Tampa Division works with the Future Builders Association (FBA) of Florida to educate high school students about career opportunities in housebuilding. We sponsor a chapter at a local school, run field trips to building sites, provide hands-on training and accept students on work placements. The Simmons Career Center, where the Tampa chapter is based, named Morrison Homes Business Partner of the Year for our FBA involvement.

Further details of our policies on and approach to human resources are availabl at www.taylorwimpey.com. Please see page 32 for our employee related KPIs.

Health, safety and environmental management

Our management of health, safety and environmental (HSE) issues is of paramount importance to us. We want all of our people – whether employee or sub-contractor, and all of our site visitors – to go home at the end of the day safe and healthy. We have a comprehensive HSE management system, supported by policies and procedures to ensure that we live up to our intention of providing a safe and healthy working environment.

We acknowledge the potential environmental impacts of our industry and take responsibility for how our business affects the environment on a local and global level.

During 2007, we analysed the UK HSE management system and approaches of Taylor Woodrow and George Wimpey. We set up a series of working parties with representatives from both legacy businesses and examined every policy and procedure document to ensure that the best approach was adopted for moving forward. The result is a new Construction, Design and Management (CDM) process linked to our Environmental Management System (EMS) as well as a practical and comprehensive Site HSE Manual for site managers. We also undertook a national programme of training and implementation for company and site management personnel.

Prior to the merger, our North American companies – Taylor Woodrow North America (encompassing Monarch Homes) and Morrison Homes – took a similar approach to health, safety and environmental issues. Our health and safety performance in North America has traditionally been very strong in comparison with our peers. Moving forward we will continue to share best practice between all our businesses.

Since the merger, we have analysed and rewritten our North American health and safety programme to encompass best practice from our legacy businesses. The programme, audit system and accompanying training will be implemented in 2008. Environmental issues will continue to be tackled at a Divisional level because of the regulatory environment in North America. In the US, we focus primarily on compliance with all federal, state and local legislation. We also regularly exceed our legal responsibilities where it makes sound commercial sense to do so. This report includes a number of examples of this.

ISO14001

In 2006, George Wimpey became the first volume housebuilder to achieve ISO14001 certification for all UK operations. Since the merger, however, we have focused on adapting and integrating our HSE systems and have not sought certification for Bryant Homes as yet. As a result, we did not seek to renew ISO14001 certification for our UK operations in 2007. We will address the issue of certification once our HSE integration is complete. In the meantime, our construction company – Taylor Woodrow – continues to maintain ISO14001 certification.

Waste management

Both Taylor Woodrow and George Wimpey scored 100% in the construction waste section of the Next Generation sustainability benchmark (see page 5). We will continue to improve our waste management practices in order to increase the sustainability of our business operations through reduced resource consumption, better financial performance and reduced waste volumes. Our approach to waste reduction starts at the design and procurement stage where we work closely with our supply chain to minimise waste an improve resource efficiency.

We have strict procedures in place to ens compliance with all waste regulation at si level and these are supported by clear guidelines on how to reduce and manage waste on site.

Each of our UK regional businesses has a waste champion who ensures that waste reduction is discussed at regional Board meetings and initiatives are effectively implemented within their business. We will introduce site waste management plans on all of our development sites during 2008 and are working closely with the Building Research Establishment Ltd (BR to prepare a standardised site waste management plan for the UK. We will also seek advice from Waste and Resource Action Programme (WRAP), Envirowise and National Industrial Symbiosis Programm to ensure that we retain our leading role i this area.

RoSPA 2007

GOLD Award

Winner 2007/2006/2005/2004 RoSPA Gold Award for occupational safety, won by our constructi business Taylor Woodrow

Biodiversity ↓
Each of our UK sites must have a detailed Site Specific Environmental Action Plan (SSEAP) in place before work can begin. We use SSEAPs to identify sensitive receptors and potential environmental risks on each site and to highlight controls that need to be introduced. The action plans cover biodiversity, conservation, archaeological and other issues. We focus first on identifying and managing biodiversity issues on our sites and, secondly, on enhancing the ecological value of sites wherever practicable.



Improving industry safety levels ↓
Our Tampa Division envisaged and ultimately leads the Tampa Bay Safety Alliance. Most of the largest local housebuilders and a number of trade partners are involved in the alliance. According to Robert Nesbit, Director of the OSHA Training Institute, University of South Florida: "I am extremely proud of the Tampa Bay Safety Alliance Team. The team has developed a programme of identifying hazardous work practices and correcting those practices among the members. This has led to an overall improvement in safety and health standards and provided an effective model for other associations and States that are now adopting the concept."



Sub-contractor training ↓
Taylor Woodrow de España has been certified to OHSAS 180001:1999 since 2004. In 2007, we attained certification to the new and more demanding OHSAS 18001:2007 standard and are one of the first Spanish companies to achieve this. The company runs annual sub-contractors conferences to reinforce health and safety messages and practices. We held conferences in three different locations in 2007 and invited contractors, sub-contractors and company employees. Each conference includes a presentation from a government Labour and National Health Inspector to address topical industry issues.


WOOD
SKIP
ONLY

Reusing materials on site ↓
In 2007, BRE produced a Predemolition Audit that we had commissioned for a former pharmaceutical factory site in Welwyn Garden City. The report highlights what existing materials on the site can be salvaged, re-used on site and recycled as well as identifying a number of companies that might be interested in buying some of these materials from us. The study is designed to help us maximise the economic and environmental benefits of demolition waste.

Environmental management

68%

of our UK housing developments were built on brownfield land

5.14

total tonnage of waste per housing unit in the UK

76%

of UK housing waste is recycled

24%

of UK housing waste is sent to landfill

86%

of waste is segregated on UK housing sites

Regeneration

Urban regeneration is a significant part of ou UK business, transforming areas of land t may be derelict and often contaminated i desirable places to live. By redeveloping brownfield land, we preserve and regener scarce land resources and have a positiv impact on local environments and communit

In 2007, we built 68% of our homes on brownfield land. We often build on contaminated sites that require some form of remediation. Both George Wimpey and Taylor Woodrow had comprehensive assessment and management procedure for greenfield and brownfield land. In 200 these documents will be integrated into a Taylor Wimpey Land Quality Manual.

Targets

As part of the continuing integration of ou UK systems and processes in 2008, we will develop an environmental awareness training programme for all of our site managers. We will also work closely with suppliers and sub-contractors to explain new HSE Manual and its implications. Plu we will review the safety programmes an educational materials that we have in pla for international workers on our sites. We also supporting the Government's initiativ of halving waste to landfill by 2011. In No America, our primary focus in 2008 will b on integrating the health and safety syste and procedures of our merged business.

Risk management

Each month, we produce UK Board reports on all HSE issues and incidents. This information is used to continually assess our performance and highlight areas for improvement throughout the business. Where appropriate, working parties then tackle specific issues or areas of concern. We have comprehensive internal and external audit programmes in both the UK and North America.



Working with WRAP

We work with a range of suppliers and external organisations to improve our use of environmentally preferable materials on sites. One example is a trial project with WRAP on using compost as an alternative to imported topsoil during site remediation at our Raploch development in Stirling. If successful, this initiative could significantly increase demand for local sources of compost and boost councils' green waste schemes. We are also working with WRAP to ensure that at least 10% of the materials we use at Raploch are from recycled sources. We will incorporate recycled material in a variety of ways from road base and capping to the foundations, insulation and roofing of the homes we build.



Remediation techniques

When cleaning up contaminated sites we seek to manage soils sustainably, maximising recycling and minimising off site disposal to landfill wherever possible. We regularly use innovative physical, chemical and biological soil and groundwater remediation technologies. For example, during 2007 a former tool manufacturing site in Ecclesfield near Sheffield was remediated with a technique called Six Phase Heating. This technology utilises electrical currents to heat soils and groundwater before removing contaminants using vapour extraction techniques.



In-house expertise

Taylor Woodrow's Technology Centre is a state of the art materials and systems testing facility and in-house consultancy working for both ourselves as well as external customers. The Technology Centre team includes 11 environment and sustainability specialists whose work ranges from undertaking research and developing innovative sustainability tools to providing audit and assessment services.

One example of their work is a Code Profile Tool that can be used to assess proposed housing developments against the Code for Sustainable Homes. This user-friendly software tool ensures that developments achieve the required code level and suggests improvements for compliance with higher code levels. The sustainability team is also closely involved with our Sustainability Working Group's research into delivering zero carbon homes by 2016 and helps to disseminate sustainability knowledge throughout Taylor Wimpey.

Further details of our policies on and approach to HSE management are available at www.taylorwimpey.com. Please see page 32 for our HSE related KPIs

Supply chain management

Suppliers and services from third parties form a fundamental part of the operation of our business. We aim to treat our suppliers and sub-contractors fairly and pay them promptly for their goods and services. We also seek to build strong relationships and communicate effectively.

Since the merger, we have focused on integrating our supply chain management systems and processes in both the UK and North America. In each case, we have assessed or are continuing to assess the historical approaches of our different companies with a view to adopting best practice for the future.

Suppliers and sub-contractors are judged on a range of factors including performance, health and safety, customer service and capabilities as well as pricing.

Green procurement
Our existing UK Supply Chain Management Environmental Policy and our close working relationships with suppliers improve the transparency of our operations from both a corporate responsibility and a commercial perspective. We aim to increase our understanding of our supply chain and thereby improve performance towards achieving sustainability and environmental objectives.

In the UK, we use our supply chain policies and strategies to drive our procurement preference for materials with low embodied energy and environmental impact, responsibly sourced materials and locally sourced, recycled and reclaimed materials. Our Supply Chain Timber Procurement Policy sets out our approach to sourcing all of our timber from sustainable sources with Forest Stewardship Council (FSC) certification or Programme for the Endorsement of Forest Certification (PEFC).

We ask our suppliers to provide details of their environmental and societal policies. In addition, environmental and social criteria form part of the basis on which we judge approved and preferred suppliers. Our contractual agreements in North America require sub-contractors to ensure that their employment practices comply with all relevant health, safety and employment legislation and that their employees have a legal right to work in the country. We are currently working on a standard contract for UK suppliers which will include the same requirements.

We seek to work collaboratively with suppliers to improve our and their environmental performance.

Targets
In 2008, we will continue to focus on integration of supply chain management systems and processes. In addition, we will reassess and revise our existing UK Supply Chain Management Environmental Policy. By the end of 2008, we intend to use exclusively 'A' rated energy-efficient appliances in the UK homes that we build.

'A' rated

By the end of 2008 we will use only 'A' rated appliances in our UK homes



Prestoplan ↓
Our timber frame housing business, Prestopla enjoys an enviable reputation for quality. Regarded as a product innovator with a technical bias, the company has significant experience in fast track and demanding contracts. Working for some of the largest developers and contractors in the UK, Prestoplan has manufacturing bases in Prest and, since 2007, in Quedgeley, Gloucester. Prestoplan's accreditations include ISO 9001:2000, PEFC Chain of Custody, OHSAS 18001 and health and safety scheme CHAS. The company uses PEFC, SFI or FSC certifie timber from sustainable sources.

Renewable energy use ↓
We are working with the company that supplies energy for our offices to change to a green energy tariff throughout the UK in 2008. We also have a Utilities Working Group that looks at all aspects of managing energy on our sites. The group is currently engaging with utility companies and energy service companies (ESCOs) with regard to providing renewable energy on UK developments.


Taylor Woodrow supplierawards2007
celebrating

Supplier awards ↓
In February 2007, Taylor Woodrow held its third annual Supplier Awards to reward and publicly recognise the company's highest performing UK suppliers. The 2007 awards included a sustainability category for the first time to encourage supplier performance in this area. The winner of this category was British Gypsum, in recognition of a plasterboard recycling scheme they undertook with us that saved 4,860 tonnes of material from landfill. Our plasterboard recycling initiative also won the Environment and Sustainability category of the Homes for Scotland 2007 Innovation Awards.



On-line supplier communication ↓
Our North American businesses use an internet based vendor portal to improve the effectiveness of supplier communication. This system provides our trade partners with up-to-date information on the status of their work for us. It provides purchase orders, accounts payable and scheduling information in an easy to use format. The result is popular with our trade partners, enhances communication, improves productivity and saves time. In the UK, the legacy Taylor Woodrow housing business continues to use its award winning on-line supplier platform and vetting tool, SOLVE.



WCL ↓
Our supply chain logistics company, WCL, supplies a range of products to our UK sites and other customers. WCL sources bulk materials from manufacturers and prepares 'just in time' delivery of buildpacks for each stage of the build process. WCL prevents multiple site visits by suppliers by consolidating a range of materials into a single delivery. This has a positive impact in reducing vehicle emissions and traffic on sites. WCL has also been undertaking a packaging waste trial. Three of our UK sites segregated polythene and cardboard waste while WCL investigated disposal options such as recycling and selling the waste to other companies for re-use.

Further details of our policies on and approach to supply chain management are available at www.taylorwimpey.com.

Measuring our performance

Key Performance Indicators
Our Key Performance Indicators (KPIs) will provide an annual snapshot of our corporate responsibility performance.

The merger of our two legacy businesses in July 2007 and the resulting integration has led to changes in our corporate systems and procedures. This, in turn, has affected the ways in which we collect data for KPIs and other performance measures. As a result, our Taylor Wimpey KPIs will be introduced for the first time in our 2008 report, once the new systems and data collection processes have been implemented.

We have included some highlight measurements for our UK and North American housing businesses.
In addition, please see our website at www.taylorwimpey.com for 2007 results against historic George Wimpey and Taylor Woodrow KPIs and performance measures.

Further details on how our KPIs are calculated is available at www.taylorwimpey.com

Customer care

Percentage of customers who would recommend us:

George Wimpey	87%
Bryant Homes	87%
Morrison Homes	93%
Taylor Woodrow North America	82%

We will include UK customer survey results from NHBC and HBF surveys as well as North American customer survey results as KPIs from 2008 onwards.

Employees

83% of direct employees and **69%** of indirect employees were carded under the Construction Skills Certification Scheme (CSCS) by October 2007 in our UK housing business. We aim to reach 100% compliance during 2008. Employee turnover and staff satisfaction measures from employee surveys will also be included as KPIs in the future.

Health, safety and environment

0.315 – UK housing injury frequency rate for all reportable injuries (per 100,000 hours worked)

0.076 – UK housing injury frequency rate for all major injuries (per 100,000 hours worked)

0.212 – North America housing injury frequency rate for all reportable injuries (per 100,000 hours worked)

5.14 – Total tonnage of waste per housing unit in the UK

4.09 – Tonnage of general waste per housing unit in the UK collated via Wastefile

1.05 – Tonnage of plasterboard waste per housing unit in the UK collated via British Gypsum

86% – Waste segregated on UK housing sites

76% – UK housing waste recycled

24% – UK housing waste sent to landfill

Your feedback

We value your feedback and welcome comments on this report or any aspect of our approach to corporate responsibility.

Please email us at:
CRreport@taylorwimpey.com

Or write to:
The Group Company Secretary
Taylor Wimpey plc
80 New Bond Street
London
W1S 1SB

For more information visit
www.taylorwimpey.com

TaylorWimpey plc

Produced by Black Sun Plc
Printed by Royle Corporate Print

80 New Bond Street
London
W1S 1SB

CarbonNeutral®
protecting our climate

FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org
© 1996 Forest Stewardship Council

This report is printed on Revive 50:50 which is made up of 25% post-consumer waste, 25% pre-consumer waste and 50% virgin wood fibre from FSC managed forests. Our printer is also FSC and Carbon Neutral accredited.

END

TaylorWimpey